Form 20-F
period 2023-12-31
Chijet Motor Company, Inc.
filed 2024-04-30
CIK 1957413

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from _________ to _____________.

Commission file number: 001-41712

Chijet Motor Company, Inc.

(Exact name of Registrant as Specified in its Charter)

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

No. 8, Beijing South Road

Economic & Technological Development Zone Yantai,

Shandong, CN-37 264006

People’s Republic of China

(Address of Principal Executive Offices)

Hongwei Mu

Tel: +86-0535-2766221

No. 8, Beijing South Road

Economic & Technological Development Zone Yantai,

Shandong, CN-37 264006

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	CJET	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 160,707,171 ordinary shares, par value $0.0001 per share issued and outstanding as of December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued	☐ Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

CHIJET MOTOR COMPANY, INC.

ANNUAL REPORT ON FORM 20-F

i

CERTAIN TERMS AND CONVENSIONS

Unless otherwise indicated, in this annual report, the following terms shall have the meaning set out below:

“Business Combination” means the transactions contemplated by the Business Combination Agreement whereby, among other things, (a) Chijet Motor will acquire all of the issued and outstanding capital shares of Chijet held by the Sellers in exchange for Chijet Motor Ordinary Shares, and any shares Chijet holds in Chijet Motor shall be surrendered for no consideration, such that Chijet becomes a wholly-owned subsidiary of Chijet Motor and the Sellers become shareholders of Chijet Motor (referred to as the Share Exchange); and immediately thereafter (b) Merger Sub will merge with and into JWAC, with JWAC continuing as the surviving entity and wholly-owned subsidiary of Chijet Motor.

“Business Combination Agreement” or “BCA” means the Business Combination Agreement, dated as of October 25, 2022, by and among (i) JWAC, (ii) Chijet Motor, (iii) Merger Sub, (iv) Chijet Inc., (v) the Sellers and (vi) the Seller Representative.

“Charter” means the Amended and Restated Memorandum and Articles of Association of Chijet Motor, a copy of which is attached to this annual report as an exhibit.

“Chijet” means Chijet Inc., a Cayman Islands exempted company and its consolidated subsidiaries, prior to the consummation of the Business Combination and to Chijet Motor Company, Inc., or Chijet Motor, and its consolidated subsidiaries following the Business Combination, as the context requires.

“Chijet Holders” or “Sellers” means collectively, the holders of Chijet Ordinary Shares.

“Chijet Motor” means Chijet Motor Company, Inc., a Cayman Islands exempted company, and newly formed corporation in connection with the Business Combination, and upon consummation of the Business Combination each of JWAC and Chijet will be direct, wholly-owned subsidiaries of Chijet Motor.

“Chijet Motor Ordinary Shares” or “Ordinary Shares” means ordinary shares, par value $0.0001 per share, of Chijet Motor.

“Chijet Motor Preferred Shares” means preferred shares, par value $0.0001 per share, of Chijet Motor.

“Chijet Ordinary Shares” means the ordinary shares of Chijet Inc.

“China” or “PRC” refer to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau.

“Closing” means the closing of the Business Combination.

“Closing Date” means June 1, 2023.

“Code” means the Internal Revenue Code of 1986, as amended.

“CSRC” refers to the China Securities Regulatory Commission.

“Dollars” means U.S. Dollars.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FINRA” refers to the Financial Industry Regulatory Authority, Inc.

“GT Warrant” means the warrant issued on February 15, 2022 to Greentree Financial Group Inc. by Shandong Baoya, for services rendered, to purchase 5,000,000 shares of Shandong Baoya’s common stock, exercisable at $2.00 per share for five years. GT Warrant will be replaced with an equivalent warrant exercisable into Chijet Motor Ordinary Shares pursuant to the GT Warrant Agreement.

ii

“GT Warrant Agreement” means that certain warrant agreement by and among Greentree Financial Group Inc. and Shandong Baoya and dated February 15, 2022.

“I-Bankers” means I-Bankers Securities, Inc., the representative of the underwriters in the JWAC IPO.

“JOBS Act” refers to the Jumpstart Our Business Startups Act, enacted in April 2012.

“JWAC” means Jupiter Wellness Acquisition Corp., a Delaware corporation.

“JWAC Certificate of Incorporation” means JWAC’s amended and restated certificate of incorporation, as may be amended from time to time.

“JWAC Common Stock” means the Class A common stock, par value $0.0001 per share, of JWAC.

“JWAC IPO” means JWAC’s initial public offering.

“JWAC Preferred Stock” means the shares of preferred stock, par value $0.0001 per share, of JWAC.

“JWAC representative warrants” or “Representative Warrant” means the warrants we issued to I-Bankers as Representative in connection with the JWAC IPO as representative of the underwriters, consisting in aggregate of Representative Warrants to purchase 414,000 shares of JWAC Common Stock, exercisable at $12.00 per share for five years after the first anniversary of the effective date of this registration statement. They are exercisable on a cash-less basis at the option of their holder or holders. The representative warrants are exercisable upon the Closing and terminate on December 9, 2026.

“JWAC representative shares” means the shares we issued to I-Bankers in connection with JWAC IPO as representative of the underwriters consisting of 276,000 shares of JWAC Common Stock following the exercise of the Representative’s overallotment option.

“JWAC Sponsor” or “Sponsor” means Jupiter Wellness Sponsor LLC, a Delaware limited liability company.

“Merger Sub” means Chijet Motor (USA) Company, Inc., a Delaware corporation and a wholly-owned subsidiary of Chijet Motor prior to the Closing of the Business Combination. Merger Sub is survived by JWAC as the surviving entity and wholly-owned subsidiary of Chijet Motor after the Business Combination.

“PCAOB” refers to the Public Company Accounting Oversight Board of the United States

“PFIC” refers to a passive foreign investment company

“Representative” means to I-Bankers Securities, Inc. as the representative of the several underwriters of JWAC in connection with the JWAC IPO.

“rights agent” means American Stock Transfer & Trust Company, the rights agent designed under the Rights Agreement.

“RMB” or “Renminbi” refer to the legal currency of the People’s Republic of China.

“SAFE” refers to China’s State Administration of Foreign Exchange.

“SAT” refers to China’s State Administration of Taxation.

“SEC” refers to the United States Securities and Exchange Commission.

“Securities Act” refers to the Securities Act of 1933, as amended.

“Sellers” means the Chijet Holders, which are described as Sellers in the Business Combination Agreement.

“Shandong Baoya” means Shandong Baoya New Energy Vehicle Co., Ltd., a PRC company.

“Share Exchange” means the transactions contemplated by the Business Combination Agreement whereby Chijet Motor will acquire all of the issued and outstanding capital shares of Chijet held by the Sellers in exchange for Chijet Motor Ordinary Shares, and any shares Chijet holds in Chijet Motor shall be surrendered for no consideration, such that Chijet becomes a wholly-owned subsidiary of Chijet Motor and the Sellers become shareholders of Chijet Motor.

“U.S. dollar,” “USD,” “US$” and “$” mean the legal currency of the United States.

“U.S. GAAP” means generally accepted accounting principles in the United States.

“U.S.” means the United States of America.

iii

Our reporting currency is the US$. The functional currency of our entities is RMB. Solely for the convenience of the reader, this annual report contains translations of some RMB amounts into U.S. dollars, at specified rates. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at the rate of RMB 7.0999 to US$1.00, the rate in effect as of December 31, 2023. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange.

Our fiscal year end is December 31. References to a particular “fiscal year” are to our fiscal year ended December 31 of that calendar year. Our audited consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States (the “U.S. GAAP”).

We obtained the industry, market and competitive position data in this annual report from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. None of the independent industry publications used in this annual report were prepared on our behalf. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this annual report, and to risks due to a variety of factors, including those described under “Item 3. Key Information - D. Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

We have proprietary rights to trademarks used in this annual report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks and trade names referred to in this annual report are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This annual report contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this annual report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

When used herein, the references to laws and regulations of “China” or the “PRC” are only to such laws and regulations of mainland China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau.

iv

FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	changes in applicable laws or regulations;

●	the actual performance of our technology in full-scale operation at customer locations;

●	the timing of revenue and expenditures;

●	the ability of ours to access sufficient capital to run its business;

●	assumptions regarding, and changes in, energy, material and labor prices;

●	the possibility that we might be adversely affected by other economic, business or competitive factors;

●	the future financial and business performance of us and our subsidiaries;

●	the performance of our technology in full-scale operations at customer locations;

●	the potential market size and the assumptions and estimates related thereto;

●	changes in the market for our products and services;

●	the outcome of any legal proceedings that might be instituted against us;

●	expansion and other plans and opportunities;

●

other statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek” or “target,” or similar expressions; and

●	other factors in the “Item 3. Key Information - D. Risk Factors” section in this annual report.

These forward-looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We disclaim any obligation to update our forward-looking statements, except as required by law.

This annual report contains certain data and information that we obtained from various Chinese government and private publications. Statistical data in these publications also include projections based on a number of assumptions.

In addition, the new and rapidly changing nature of the display panel industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

v

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure

Neither Chijet Inc. nor Chijet Motor is an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries based in China. We and our subsidiaries are subject to complex and evolving PRC laws and regulations and face various legal and operational risks and uncertainties relating to doing business in China. For example, we and our subsidiaries in the PRC face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection on our auditors by the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risk related to doing business in China, please refer to risks disclosed under “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China- The Chinese government may intervene in or influence our operations in China at any time, which could result in a material change in our operations and ability to produce vehicles.”

Risks arising from the legal system in China, including risks and changes regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ordinary shares. For more details, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China- Changes in Chinese policies, regulations, and rules may be quick with little advance notice, and the enforcement of laws of the Chinese government is subject to change and could have a significant impact upon our ability to operate profitably.”

Permissions Required from the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and our subsidiaries in China. Given the interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities are subject to change, we may be required to obtain additional licenses, permits, filings or approvals for the operations of our businesses in the future. For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risk related to Our Business and Industry- Permissions required for our business from PRC Authorities which have been received to date, but there can be no assurance of future events relating to such permissions.”

The PRC governmental authorities have promulgated PRC laws and regulations relating to cybersecurity review and overseas listings. Under PRC laws and regulations effective as of the date of this annual report, none of us or our PRC subsidiaries (i) is required to obtain any prior permission from the China Securities Regulatory Commission, or the CSRC, (ii) is required to go through a cybersecurity review conducted by the Cyberspace Administration of China, or the CAC, or (iii) has received any notice from any PRC authority requiring us to obtain any prior permissions, in each case in connection with our previous issuance of securities to foreign investors. However, in certain circumstances, the relevant PRC governmental authorities may perform cybersecurity review on us. For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China -There may be changes from time to time in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protections available to you and us.”

Meanwhile, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China- The CSRC has recently released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or such shares to become worthless.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act. Such final rules establish procedures that the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” (a registrant identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction) and (ii) prohibiting the trading of an issuer that is a Commission-Identified Issuer for three consecutive years under the HFCA Act. The SEC began identifying Commission-Identified Issuers for the fiscal years beginning after December 18, 2020. A Commission-Identified Issuer is required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified.

As of the date of this annual report, we have not been, and do not expect to be identified by the SEC under the HFCA Act. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control including positions taken by authorities of the PRC.

On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list does not include our auditor, Assentsure PAC.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Statement of Protocol”) with the CSRC and the Ministry of Finance of China (“MOF”). The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in mainland China and Hong Kong.

On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 determination report to the contrary. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. As a result of the Consolidated Appropriations Act, the HFCA Act now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. Our current auditor, Assentsure PAC, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our securities to be delisted from the stock exchange. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China - The Holding Foreign Companies Accountable Act (“HFCAA”), together with recent joint statement by the SEC and PCAOB, Nasdaq rule changes, a determination by the PCAOB that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments add uncertainties to our ability to be listed on U.S. stock exchanges.”

The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong, among other jurisdictions. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCA Act as and when appropriate.

Cash and Asset Flows through Our Organization

Both Chijet Inc. and Chijet Motor are holding companies with no material operations of their own. We conduct a portion of our operations through our PRC subsidiaries. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. In the future we expect that our in-house vehicle manufacturing will be carried out primarily by Shandong Baoya and FAW Jilin. For more details, see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries, totaling $148,301 thousand, $170,956 thousand and $148,202 thousand as of December 31, 2023, 2022 and 2021, respectively.

Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on the ability of us or our PRC subsidiaries to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risk related to the fund flows of our operations in China, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China- To the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies” and “- PRC regulation on loans to, and direct investment in, our PRC subsidiary by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of the Business Combination to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the fiscal years ended December 31, 2023, 2022, and 2021, we provided funding to our PRC subsidiaries of $7,150 thousand, nil and nil, respectively.

In addition, funds are transferred among our PRC subsidiaries for working capital purposes, primarily between Shandong Baoya, our main operating subsidiary and its subsidiaries. The following table provides a summary of the distributions and working capital funds transferred between Shandong Baoya and its subsidiaries:

	Fiscal Years Ended December 31,
		In thousands USD $
	2023	2022	2021
Cash transferred to its subsidiaries from Shandong Baoya	$3,917	$7,744	$3,484
Cash transferred to Shandong Baoya from its subsidiaries	$4,406	$9,612	$312

The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2021 Revision, the “Provisions on Private Lending Cases”), which was implemented on January 1, 2021 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is in violations of mandatory provisions of laws or administrative regulations or (vi) the lending is in violations of public orders or good morals. The aforementioned circumstances do not exist in our PRC subsidiaries’ operations. As advised by our PRC counsel, Han Kun Law Offices, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. See “Item 4. Information on the Company - B. Business Overview - Regulation - Regulations Relating to Private Lending.”

Our wholly owned subsidiary, Chijet Inc., has maintained cash management policies which dictate the purpose, amount and procedure of cash transfers between Chijet Inc. and its wholly-owned and holding subsidiaries. Cash transfers within Chijet Inc. and its subsidiaries are subject to approval thresholds: transfers below RMB 5 million (approximately US$780,000) require review by the initiating entity’s financial department, those between RMB 5 million and RMB 20 million (approximately US$3.12 million) mandate CEO and CFO approval, and transfers exceeding RMB 20 million (approximately US$3.12 million) require board approval. Matters not addressed by these regulations are governed by relevant laws and regulations.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

Investing in our ordinary shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks as well as all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Item 5. Operating and Financial Review and Prospects” before you decide to make an investment in our ordinary shares. Chijet Motor is a holding company with substantial all of its operations in China and is subject to a legal and regulatory environment that in many respects differs from the United States. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our ordinary shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Such risks are not exhaustive. We may face additional risks that are presently unknown to us or that we believe to be immaterial as of the date of this annual report. Known and unknown risks and uncertainties may significantly impact and impair our business operations through our subsidiaries in China.

RISK FACTORS SUMMARY

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this annual report. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors”, which you should read in its entirety.

Risk Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our business model and technology have yet to be operated in a commercial setting and any failure to commercialize our strategic plans would have an adverse effect on our operating results and business.
●	We have a history of operating losses and expect to incur significant additional expenses and operating losses.
●	Our failure to secure new contracts may adversely affect our business operations and financial results.
●	If we are not able to successfully manage its growth strategy, our business operations and financial results may be adversely affected.
●	We have failed to meet certain conditions of our existing loans and may not be able to meet the conditions of other loans. This poses a material risk to our financial stability and may materially and adversely impact our business, financial results and future prospects.
●	We are in breach of certain loan agreements. If lenders enforce the pledge on certain of our properties, our business operation may be disrupted, and our business, financial condition, results of operations and prospects could be materially and adversely affected.
●	An increase in the prices of materials used in our business could adversely affect our business.
●	We may be unable to complete or operate its projects on a profitable basis or as we have committed to our customers.
●	Our revenue, expenses, and operating results may fluctuate significantly.
●	Failure of third parties to manufacture quality products or provide reliable services in a timely manner could cause delays in the delivery of our services and completion of its projects, which could damage our reputation, have a negative impact on our relationships with its customers and adversely affect our growth.
●	Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate.
●	Our business will depend on experienced and skilled personnel and third-party engineering subcontractor resources, and if we lose key personnel or if we are unable to attract and integrate additional skilled personnel, it will be more difficult for us to manage our business and complete projects.
●	We expect to operate in a highly competitive industry, and our current or future competitors may be able to compete more effectively than we do, which could have a material adverse effect on our business, revenues, growth rates, and market share.
●	We expect that our business will benefit in part from government support for new energy vehicles and electric vehicles, and a decline in such support could harm our business.
●	Our patent applications may not issue as patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting solutions similar to ours.
●	Certain of our facilities are or may be located in regions that may be affected by extreme weather conditions and natural disasters.
●	We are subject to various environmental laws and regulations that could impose substantial costs upon us and cause delays in manufacture and sale of our vehicles.
●	Our ability to produce vehicles and our future growth depend upon our ability to maintain relationships with our existing suppliers and strategic partners, to source new suppliers for our critical components, and to complete building out our supply chain while effectively managing the risks due to such relationships.
●	We may not be able to accurately estimate the supply and demand for our vehicles, which could result in inefficiencies in our business, hinder our ability to generate revenue, and create delays in the production of our vehicles.
●	We may in the future experience significant delays in the design, development, manufacture, launch, and financing of our vehicles, as well as delays in our constructions of factories, which could harm our business and prospects.

●	Increases in costs, disruption of supply, or shortage of materials, especially for lithium-ion cells or semiconductors, could harm our business.
●	Our limited operating history of NEVs makes evaluating our business and future prospects difficult and may increase the risk of your investment.
●	If we are unable to maintain and enhance our brands, capture additional market share, or if our reputation and business are harmed, it could have a material and adverse impact on our business, financial condition, results of operations, and prospects.
●	Our sales will depend in part on our ability to establish and maintain confidence in our business prospects among consumers, analysts, and others within our industry.
●	The automotive industry has significant barriers to entry that we must overcome in order to manufacture and sell electric vehicles at scale.
●	We may be unable to adequately control the substantial costs associated with our operations.
●	We depend on revenue generated from a limited number of models and expect this to continue in the foreseeable future.
●	If our vehicles fail to perform as expected, our ability to develop, market, and sell our products could be harmed.
●	If vehicle owners customize our vehicles or change the infrastructure with aftermarket products, the vehicle may not operate properly, which may create negative publicity and could harm our business.

Risks Related to Cybersecurity and Data Privacy

●	We rely on our IT systems, and any material disruption to our IT systems could have a material and adverse effect on us.
●	Any unauthorized control or manipulation of our products, digital sales tools, and systems could result in a loss of confidence in us and our products.
●	Data privacy concerns are generally increasing, which could result in new legislation, negative public perception of our data collection practices and certain of our services or technologies, and/or changing user behaviors that negatively affect our business and product development plans.
●	We are subject to evolving laws, regulations, standards, policies, and contractual obligations related to data privacy, security, and consumer protection, and any actual or perceived failure to comply with such obligations could harm our reputation and brand, subject us to significant fines and liability, or otherwise adversely affect our business.

Risks Related to Our Employees and Human Resources

●	Our ability to effectively manage our growth relies on the performance of highly skilled personnel, including our Chief Executive Officer Mu Hongwei, our senior management team, and other key employees, and our ability to recruit and retain key employees. The loss of key personnel or an inability to attract, retain, and motivate qualified personnel may impair our ability to expand our business.
●	Misconduct by our employees and independent contractors during and before their employment with us could expose us to potentially significant legal liabilities, reputational harm, and/or other damages to our business.

Risks Related to Litigation and Regulations

●	We are subject to evolving laws and regulations that could impose substantial costs, legal prohibitions, or unfavorable changes upon our operations or products, and any failure to comply with these laws and regulations, including as they evolve, could result in litigation and substantially harm our business and results of operations.
●	We or our subsidiaries may have undertaken, or in the future may choose to or be compelled to undertake, product recalls or to take other actions that could result in litigation and adversely affect our business, prospects, results of operations, reputation, and financial condition.

●	We may in the future be subject to legal proceedings, regulatory disputes, and governmental inquiries that could cause us to incur significant expenses, divert our management’s attention, and materially harm our business, results of operations, cash flows, and financial condition.
●	We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.
●	Our suppliers and manufacturing partners may be exposed to delays, limitations, and risks related to the environmental permits and other operating permits required to operate manufacturing facilities for our vehicles.
●	If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet reporting obligations, or prevent fraud. As a result, our security holders could lose confidence in our financial and other public reporting, which would harm our business and trading price of our securities.
●	We are subject to various environmental, health, and safety laws and regulations that could impose substantial costs on us and cause delays in expanding our production capabilities.
●	The unavailability, reduction, elimination or the conditionality of certain government and economic programs could have a material and adverse effect on our business, prospects, financial condition, and results of operations.

Risks Related to Intellectual Property

●	We may fail to adequately obtain, maintain, enforce, and protect our existing and future intellectual property and licensing rights, and we may not be able to prevent third parties from unauthorized use of our intellectual property and proprietary technology. If we are unsuccessful in any of the foregoing, our competitive position could be harmed, and we could be required to incur significant expenses to enforce our rights.
●	We use other parties’ software and other intellectual property in our proprietary software, including “open source” software. Any inability to continuously use such software or other intellectual property in the future could have a material adverse impact on our business, financial condition, results of operations, and prospects.
●	We may become subject to claims of intellectual property infringement by third parties which, regardless of merit, could be time-consuming and costly and result in significant legal liability, and could negatively impact our business, financial condition, results of operations, and prospects.

Risks Related to Financing and Strategic Transactions

●	We will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.
●	Our financial results may vary significantly from period to period due to fluctuations in our operating costs, product demand, and other factors.

Risks Related to Doing Business in China

●	We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:
●	We face uncertainties for U.S. stock exchange listings due to the HFCAA, SEC, PCAOB statements, Nasdaq rule changes, and PCAOB limitations.
●	Changes in the interpretation and application of PRC laws and evolving cybersecurity oversight may hinder our share offerings.
●	Changes in PRC policies or China-U.S. relations could adversely affect our expansion strategies.
●	Differences between private and state-owned enterprises may pose integration challenges for us.
●	Failure to meet vehicle standards or protect customer data could impact our business.
●	Labor law enforcement may increase costs and impose limitations on our operations.
●	Failure to comply with PRC regulations and tax laws may lead to fines and penalties for us.
●	Foreign exchange restrictions and taxation could limit our revenue utilization.
●	Challenges in conducting investigations and legal proceedings in China may arise for us.
●	PRC government interventions may limit our ability to transfer funds or assets outside the PRC.
●	International trade tensions and political risks may adversely impact our business.

Risks Related to Ownership of Chijet Motor Ordinary Shares

In addition to the risks and uncertainties described above, we are subject to risk related to ordinary shares, including, but not limited to, the following:

●	We may not be able to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act of 2002.
●	If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.
●	Code Section 7874 may increase our U.S. affiliates’ U.S. taxable income or have other adverse consequences to us and our shareholders.
●	We are an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make its shares of common stock less attractive to investors.
●	The future exercise of registration rights may adversely affect the market price of Chijet Motor Ordinary Shares.
●	Future resales of our Ordinary Shares issued in connection with the Business Combination may cause the market price of our Ordinary Shares to drop significantly, even if Chijet Motor’s business is doing well.
●	The market price of our securities may decline.
●	Nasdaq may delist our securities from trading on its exchange.
●	Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.
●	We do not expect to declare any dividends in the foreseeable future.
●	Our business and stock price may suffer as a result of our lack of public company operating experience and if securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our Ordinary Shares in an adverse manner, the price and trading volume of our Ordinary Shares could decline.
●	Our issuance of additional capital stock in connection with financings, acquisitions, investments, stock incentive plans or otherwise will dilute all other shareholders.

RISK FACTORS

An investment in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this annual report, including the risks and uncertainties described below, before making an investment in our Ordinary Shares. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our Ordinary Shares could decline, and you may lose all or part of your investment.

The risks set out below are not exhaustive and do not comprise all of the risks associated with an investment in Chijet Motor. Additional risks and uncertainties not currently known to Chijet Motor or which Chijet Motor currently deems immaterial may also have a material adverse effect on Chijet Motor’s business, financial condition, results of operations, prospects and/or its share price.

Risk Related to Our Business and Industry

Our business model and technology have yet to be operated in a commercial setting and any failure to commercialize our strategic plans would have an adverse effect on our operating results and business, harm our reputation and could result in substantial liabilities that exceed our resources.

Investors should be aware of the difficulties normally encountered by a new enterprise, many of which are beyond our control, including substantial risks and expenses in the course of developing new, unproven technology, establishing or entering new markets, organizing operations and undertaking marketing activities. Our financial performance depends, in part, on our ability to design, develop, manufacture, assemble, test, commercialize, market and support our vehicles on a timely and cost-effective basis.

We plan to commercialize electric commercial vehicles for production and sales currently and will commercialize a large number of electric passenger cars in 2024. Reference to “commercialize” or “commercialization” in this context means that we have currently finalized the vehicle and prepared for the mass production. A SOP (“Start of Production”) refers to the last stage (or node) for which a new model can be marketed and sold, and means all our R&D phase is generally finished so that the whole vehicle can be mass-produced on the production line. We have currently finalized the SOP for manufacturing electric commercial vehicles. We similarly anticipate the completion of the SOP for electric passenger cars in 2024.

Our plan to reach the SOP stage for some electric passenger cars in 2024 means, for purposes of the large number, that electric passenger cars have entered the batch production category in internal manufacturing of “MP (Mass Production),” which is larger than the earlier manufacturing categories of engineering sample, pre-production or pilot production. As a practical matter, we currently anticipate that our FB77 electric vehicle is expected to be launched during November 2024, and it is expected that 17,000 units of FB77 will be sold in China in 2025.

Following the commencement of production of electric vehicles, we may reduce the production of conventional fuel vehicles. Our principal focus has been on research and development activities to improve our technology and make our vehicles attractive to potential customers. We have begun construction of our first electric vehicle manufacturing site for pure electric vehicles only, having started construction in the second half of 2022. Our electric vehicle manufacturing site in Yantai is expected to have its assembly workshop for electric vehicles completed in October 2024. Our production site in Jilin is currently in normal production status, focusing on conventional vehicles.

These activities are subject to various risks and uncertainties that we are not able to control, including changes in customer demand, competing energy prices or industry standards, and the introduction of new or superior technologies by others. Moreover, any failure by us in the future to develop new technologies or to timely react to changes in existing technologies could materially delay our development of new solutions, which could result in technology obsolescence, decreased revenues, and a loss of our market share to our competitors. In addition, solutions or technologies developed by others may render our solutions or technologies obsolete or non-competitive. Further, if our solutions are not in compliance with prevailing industry standards, such non-compliance could materially and adversely affect our financial condition, cash flows, and results of operations.

The likelihood of our success must be considered in light of these risks, expenses, complications, delays, and the competitive environment in which we operate. There is, therefore, nothing at this time upon which to base an assumption that our business plan will prove successful, or that our technology will work as intended or be scalable, and we may not be able to generate revenue, raise additional capital, or operate profitably. We will continue to encounter risks and difficulties frequently experienced by early commercial stage companies, including scaling up our infrastructure and headcount, and we may encounter unforeseen expenses, difficulties, or delays in connection with our growth. In addition, as a result of the capital-intensive nature of our business, we expect to continue to sustain substantial operating expenses without generating sufficient revenues to cover expenditures. Any investment in us is therefore highly speculative and could result in the loss of your entire investment.

We have a history of operating losses and expect to incur significant additional expenses and operating losses.

We are an early-stage company, have a history of operating losses and negative operating cash flows. We incurred a net loss of $98,501 thousand, $111,518 thousand, and $62,552 thousand for the years ended December 31, 2023, 2022, and 2021, respectively. We expect that we will continue to incur operating and net losses for the medium term. The amount of future losses and when, if ever, we will achieve profitability are uncertain. In addition, even if we achieve profitability, there can be no assurance that we will be able to maintain profitability in the future. Our potential profitability is particularly dependent upon the penetration and growth of the market for our vehicles, parts, and technology, including solid-state batteries, in-wheel motors, and intelligent driving solutions, which may not occur at the levels we currently anticipate or at all.

Although the COVID-19 pandemic has affected our business and operations, those risks may be diminishing.

The COVID-19 pandemic has also periodically disrupted the manufacturing operations of vehicle manufacturers and their suppliers, including us. The COVID-19 pandemic poses risks included its impact on general economic conditions; manufacturing and supply chain operations; stay-at-home orders; and local and global financial markets. Any such disruptions to us or to our suppliers could result in delays and could negatively affect our production volume.

Please also see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” for more information. In addition, the COVID-19 pandemic has resulted in volatility in some global financial markets, which could increase our cost of capital or limit our ability to access financing when needed. Broader impacts of the pandemic also include inflationary pressure, which impacts the cost at which we can manufacture vehicles. The magnitude and duration of the COVID-19 pandemic and its economic and regulatory consequences are rapidly changing and uncertain. If the COVID-19 variants outbreak resurges, it could materially and adversely impact our business, financial condition, and results of operations.

Our failure to secure new contracts may adversely affect our business operations and financial results.

Our business depends in large part on our ability to secure contracts with customers. Contract proposals and negotiations are complex and frequently involve a lengthy negotiation and selection process, which is affected by a number of factors. These factors include market conditions, demonstrating to potential customers that our solutions can work for them, financing arrangements, and any required governmental approvals. If negative market conditions arise, and we cannot sell our vehicles, or if we fail to secure adequate financial arrangements or any required government approvals, we may not be able to pursue particular projects, which could adversely affect our ability to generate revenue. If we fail to complete a project in a timely manner, miss a required performance standard, or otherwise fail to adequately perform on a project, then we may incur a loss on that project, which may result in increased losses.

Our engagements will involve complex projects. The quality of our performance on such projects depends in large part upon our ability to manage the relationship with our clients and our ability to effectively manage the project and deploy appropriate resources, including third-party contractors and our own personnel, in a timely manner. If a project is not completed by the scheduled date or fails to meet required performance standards, we may either incur significant additional costs or be held responsible for the costs incurred by the client to rectify damages due to late completion or failure to achieve the required performance standards. The performance of projects can be affected by a number of factors, including unavoidable delays from suppliers and subcontractors, government inaction, public opposition, inability to obtain financing, weather conditions, unavailability of vendor materials, changes in the project scope of services requested by our clients, industrial accidents, environmental hazards, and labor disruptions. To the extent these events occur, the total costs of the project could exceed our estimates and we could incur a loss on a project, which would have an adverse effect on our business, results of operations, and financial condition. Further, any defects or errors, or failures to meet our clients’ expectations, could result in claims for damages against us.

If we are not able to successfully manage its growth strategy, our business operations and financial results may be adversely affected.

Our expected future growth presents numerous managerial, administrative, and operational challenges. Our ability to manage the growth of our operations will require us to continue to develop and improve our management information systems and our other internal systems and controls. In addition, our growth will increase our need to attract, develop, motivate, and retain both our management and employees. The inability of our management to effectively manage our growth or the inability of our employees to achieve anticipated performance could have a material adverse effect on our business.

The unavailability, reduction or elimination of government and economic incentives and other legislative or regulatory actions relating to renewable energy could have a material adverse effect on our business, prospects, financial condition and operating results.

Any reduction, elimination, or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of vehicles with carbon-free fuel solutions, or other reasons may result in the diminished competitiveness of the renewable energy industry generally or our vehicles. This could also materially and adversely affect the growth of the renewable energy markets and our business, prospects, financial condition, and operating results.

While we may seek to use certain tax credits and other incentives for electric vehicles, there is no guarantee these programs will be available in the future, or that we will be able to use them. If current tax incentives are not available in the future, our financial position could be harmed.

We may face significant challenges in securing on acceptable terms for a substantial part of the government grants, loans, and other incentives for which we apply. We have not been, and may continue to be, unable to convert any existing loans into government grants and subsidies we have applied for. We have failed to meet certain conditions of our existing loans and may not be able to meet the conditions of other loans. This poses a material risk to our financial stability and may materially and adversely impact our business, financial results and future prospects.

Our ability to obtain funds or incentives from government sources is subject to the availability of funds under applicable government programs and approval of our applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive. We cannot assure you that we will be successful in obtaining any of these additional grants, loans, and other incentives. If we are not successful in obtaining any of these additional incentives and we are unable to find alternative sources of funding to meet our planned capital needs, our business and prospects for certain projects could be materially adversely affected.

In May 2016, we secured two interest-free loans from non-financial institutions specifically for developing the Electric Vehicle industry in Xiangyang, PRC. The loans’ utilization was strictly limited to this purpose, with their maturity depending on the development’s progress. However, due to the COVID-19 pandemic and subsequent regulations, we were unable to meet the loan conditions or secure government subsidies to repay the loans by July 2022. Consequently, the loans were reclassified as current liabilities for the years 2021, 2022, and 2023, and we incurred a penalty of US$737 thousand (RMB5,232 thousand) for defaulting, which is 5% of the land use rights cost. The lender also reserved rights to demand compensation for losses, repurchase the land, and require repayment of any related government subsidies. As of April 30, 2024, no subsidies had been received. The principal amounts outstanding were approximately US$97,832 thousand (RMB 694,598 thousand) and US$100,697 thousand (RMB 694,598 thousand), respectively, as of December 31, 2023, and December 31, 2022. The variance primarily resulted from currency exchange rate fluctuations.

We are negotiating with the lender to extend the loan terms and are planning to expand production to fulfill the loan conditions. During the period ended December 31, 2023, we were unable to meet the conditions to apply for the government subsidies to repay the loans. As a result, in June 2023, the Company signed two pledge agreements with the lender. Pursuant to the pledge agreements, the Company pledged machinery and equipment, mold and tooling with a carrying amount of approximately US$12,766 thousand (RMB90,638 thousand), buildings with a carrying amount of approximately US$15,815 thousand (RMB11,282 thousand) and land use rights with a carrying amount of US$14,406 thousand (RMB102,280 thousand) to the government to secure the repayment of the principal and related interest on the aforementioned loans. See Note 17 of Notes to Consolidated Financial Statements, which are included in this annual report, for more details of the loan agreements.

Additionally, in December 2019, Shandong Baoya entered into loan agreements with Yantai Guofeng Investment Holding Group Co., Ltd. The loans bear an annual interest rate of 6.5%. Pursuant to the loan agreements, if Shandong Baoya met certain development conditions, part of the loan could be waived and converted to a government subsidy, including interest on such portion. For the year ended December 31, 2023, no principal amount has been converted to government subsidies. As of December 31, 2023, the outstanding principals were US$104,227 thousand. As of April 30, 2024, the outstanding principals and interests were US$133,794 thousand (RMB949,927 thousand).

We are in breach of certain loan agreements and may become in breach of other loan agreements in the future. If lenders enforce the pledge on certain of our properties, our business operation may be disrupted, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

We obtained loans from certain related parties and other institutions to fund our business operations. FAW Jilin, China FAW Corporation Limited (the minority shareholder of FAW Jilin) and its affiliate, FAW Finance Co., Ltd have entered into a series of working capital loan agreements in the amount of RMB700 million (approximately US$98,593 thousand) on January 29, 2019, in the amount of RMB350 million (approximately US$49,296 thousand) on May 20, 2019, in the amount of RMB150 million (approximately US$21,127 thousand) on August 29, 2019, in the amount of approximately RMB270 million (approximately US$38,029) on October 29, 2019, in the amount of approximately RMB188 million (approximately US$26,479 thousand) on November 27, 2019, in the amount of approximately RMB87.4 million (approximately US$12,310 thousand) on December 13, 2019, each of the loans bears an annual interest rate of 3.915% with a term of one year. On January 23, 2020, the loan in the amount of RMB 700 million was extended for 12 months. On May 20, 2020, the parties have entered into a supplement agreement to the loan agreements, pursuant to which, FAW Jilin agreed to make four installment payments of US$41,732,628 (RMB 287,867,500), each for the remaining principal balance and pledged certain land use rights, buildings, machinery and equipment, mold and tooling and other logistic equipment of FAW Jilin. FAW Jilin failed to make the payments on November 1, 2022 and November 1, 2023. As of April 30, 2024, the aggregate outstanding principals and interests under such loans were US$185,746 thousand (RMB1,318,779 thousand). See “Item 7. Major Shareholders and Related Party Transactions” and “Item 13. Defaults, Dividend Arrearages and Delinquencies” for more details and current status of the loan agreements. If FAW Finance Co., Ltd. enforces the pledge, we will be unable to continue the use of such land, buildings, machinery and equipment, and our business operation may be disrupted. We may be forced to suspend manufacturing or look for alternative manufacturing facilities, which could be time-consuming, and the alternative facilities may not be available at commercially acceptable terms, or at all. Consequently, our business, financial condition, results of operations and prospects could be materially and adversely affected.

In May 2016, we secured two interest-free loans from non-financial institutions specifically for developing the Electric Vehicle industry in Xiangyang, PRC. The loans’ utilization was strictly limited to this purpose, with their maturity depending on the development’s progress. However, due to the COVID-19 pandemic and subsequent regulations, we were unable to meet the loan conditions or secure government subsidies to repay the loans by July 2022. Consequently, the loans were reclassified as current liabilities for the years 2021, 2022, and 2023, and we incurred a penalty of US$737 thousand (RMB5,232 thousand) for defaulting, which is 5% of the land use rights cost. The lender also reserved rights to demand compensation for losses, repurchase the land, and require repayment of any related government subsidies. As of April 30, 2024, no subsidies had been received. The principal amounts outstanding were approximately US$97,832 thousand (RMB 694,598 thousand) and US$100,697 thousand (RMB 694,598 thousand), respectively, as of December 31, 2023, and December 31, 2022. The variance primarily resulted from currency exchange rate fluctuations.

We are negotiating with the lender to extend the loan terms and are planning to expand production to fulfill the loan conditions. During the period ended December 31, 2023, we were unable to meet the conditions to apply for the government subsidies to repay the loans. As a result, in June 2023, the Company signed two pledge agreements with the lender. Pursuant to the pledge agreements, the Company pledged machinery and equipment, mold and tooling with a carrying amount of approximately US$12,766 thousand (RMB90,638 thousand), buildings with a carrying amount of approximately US$15,815 thousand (RMB11,282 thousand) and land use rights with a carrying amount of US$14,406 thousand (RMB102,280 thousand) to the government to secure the repayment of the principal and related interest on the aforementioned loans. See Note 17 of Notes to Consolidated Financial Statements, which are included in this annual report, for more details of the loan agreements.   If the lenders enforce the pledge, we will be unable to continue the use of such land, buildings, machinery and equipment, and our business operation may be disrupted. We may be forced to suspend manufacturing or look for alternative manufacturing facilities, which could be time-consuming, and the alternative facilities may not be available at commercially acceptable terms, or at all. Consequently, our business, financial condition, results of operations and prospects could be materially and adversely affected.

An increase in the prices of materials used in our business could adversely affect our business.

Because we are vehicle manufacturers, we are exposed to market risk of increases in certain commodity prices of materials, such as nickel, steel, concrete, and adhesives, which are used as components of supplies or materials utilized in our operations. In particular, raw material costs have been extremely volatile during the pandemic, in some cases increasing by 30% to 100%. These prices could be materially impacted by general market conditions and other factors. Our prices with current customers are determined by the sale of our vehicles and there is limited ability for prices to be adjusted for price increases in materials, and while we believe we may be able to increase our prices under future sales to account for some price increases in materials, there can be no assurance that price increases of materials, if they were to occur, would be recoverable.

We may be unable to complete or operate our projects on a profitable basis or as we have committed to our customers.

Design and manufacturing of our vehicles, and maintenance support for those vehicles, entails many risks, including:

●	failure to receive critical components and equipment that can be delivered on schedule,

●	loss of necessary rights to land access and use,

●	failure to receive quality and timely performance of third-party services,

●	increases in the cost of labor, equipment and materials needed to install or maintain projects,

●	permitting and other regulatory issues, license revocation and changes in legal requirements,

●	shortages of equipment or skilled labor,

●	unforeseen engineering problems,

●	failure of a customer to accept or pay for our vehicles,

●	weather interferences, catastrophic events including fires, explosions, earthquakes, droughts and acts of terrorism,

●	accidents involving personal injury or the loss of life,

●	health or similar issues, such as a pandemic or epidemic, such as the novel coronavirus (COVID-19),

●	labor disputes and work stoppages,

●	mishandling of hazardous substances and waste, and

●	other events outside of our control.

Any of these factors could give rise to installation delays and installation and other costs in excess of our expectations. This could prevent us from completing installation of our projects, cause defaults under any then-existing financing agreements or under contracts that require completion of project installation by a certain time, cause projects to be unprofitable for us, or otherwise impair our business, financial condition and operating results.

Operation of our business in international markets may expose us to additional risks, which could have an adverse effect on our operating results.

Some of our current customer contracts are for the sale of our vehicles outside of China, and we expect to generate a portion of our revenues from operations outside of China in the future. Operations in international markets may require us to respond to new and unanticipated regulatory, marketing, sales, and other challenges. These efforts may be time-consuming and costly, and there can be no assurance that we will be successful in responding to these and other challenges we may face as we operate in international markets, including:

●	building and managing an experienced foreign workforce and overseeing and ensuring the performance of foreign subcontractors,

●	difficulties in developing, staffing, and simultaneously managing a number of varying foreign operations as a result of distance, language, and cultural differences,

●	increased travel, infrastructure and legal and compliance costs associated with multiple international locations,

●	additional withholding taxes or other taxes on our foreign income, and tariffs or other restrictions on foreign trade or investment,

●	imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements, many of which differ from those in the United States,

●	increased exposure to foreign currency exchange rate risk,

●	longer payment cycles for sales in some foreign countries and potential difficulties in enforcing contracts and collecting accounts receivable,

●	difficulties in repatriating overseas earnings,

●	compliance with numerous legislative, regulatory or market requirements of foreign countries,

●	compliance with U.S. laws, such as the U.S. Foreign Corrupt Practices Act, or FCPA, and local laws prohibiting bribery and corrupt payments to government officials,

●	laws and business practices that favor local competitors or prohibit foreign ownership of certain businesses,

●	potentially adverse tax consequences,

●	compliance with laws of foreign countries, international organizations, such as the European Commission, treaties, and other international laws,

●	the inability to continue to benefit from local subsidies due to change in control,

●	unfavorable labor regulations, and

●	general economic conditions in the countries in which Chijet operates.

Our international operations are also subject to general geopolitical risks, such as political, social, and economic instability, war, civil unrest, sabotage, kidnapping and ransom, expropriation, incidents of terrorism, changes in diplomatic and trade relations, or responses to such events. One or more of these factors could adversely affect any of our international operations and result in lower revenue and/or greater operating expenses than we expect, and could significantly affect our results of operations and financial condition.

Our overall success in international markets will depend, in part, on our ability to succeed in differing legal, regulatory, economic, social, and political conditions. We may not be successful in developing and implementing policies and strategies that will be effective in managing these risks in each country where we do business. Our failure to manage these risks successfully could harm our international operations, reduce our international sales, and increase our costs, thus adversely affecting our business, financial condition, and operating results.

Our revenue, expenses, and operating results may fluctuate significantly.

Our revenue, expenses, and operating results may fluctuate significantly because of numerous factors, some of which may contribute to more pronounced fluctuations in an uncertain global economic environment. In addition to the other risks described in this “Risk Factors” section, the following factors could cause our operating results to fluctuate:

●	delays, increased costs, or other unanticipated changes in contract performance that may affect profitability,

●	the number and significance of client contracts commenced and completed during a quarter,

●	the continuing creditworthiness and solvency of clients,

●	reductions in the prices of solutions offered by our competitors, and

●	legislative and regulatory enforcement policy changes that may affect demand for the Company’s vehicles.

As a consequence, operating results for any future periods are difficult to predict and, therefore, prior results are not necessarily indicative of results to be expected in future periods. Any of the foregoing factors, or any other factors discussed elsewhere herein, could have a material adverse effect on our business, results of operations, and financial condition that could adversely affect the price of our Ordinary Shares.

Failure of third parties to manufacture quality products or provide reliable services in a timely manner could cause delays in the delivery of our services and completion of our projects, which could damage our reputation, have a negative impact on our relationships with our customers and adversely affect our growth.

Our success depends on our ability to provide services and complete projects in a timely manner, which in part depends on the ability of third parties to provide us with timely and reliable products and services. In designing and manufacturing our vehicles, we rely on components that meet our design specifications and components manufactured and supplied by third parties, as well as on services performed by subcontractors.

We will also rely on subcontractors to perform substantially all of the installation work related to our projects; and we may need to engage subcontractors with whom we have no experience for our projects.

If any of our subcontractors are unable to provide services that meet our customers’ expectations or satisfy our contractual commitments, our reputation, business, and operating results could be harmed. In addition, if we are unable to avail ourselves of warranty and other contractual protections with providers of products and services, we may incur liability to our customers or additional costs related to the affected products and components, which could have a material adverse effect on our business, financial condition, and operating results. Moreover, any delays, malfunctions, inefficiencies, or interruptions in these products or services could adversely affect the quality and performance of our solutions and require considerable expense to establish alternate sources for such products and services. This could cause us to experience difficulty retaining current customers and attracting new customers, and could harm our brand, reputation, and growth.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. This is especially so at the present time due to the uncertain and rapidly changing expectations regarding the severity, magnitude, and duration of the COVID-19 pandemic. The estimates and forecasts we include in this annual report relating to the size and expected growth of our target market and market demand may also prove to be inaccurate. The estimated global addressable market is based on assumptions that may prove to be inaccurate or incorrect. In addition, the estimated global market may not materialize in the timeframe we expect, if ever, and even if the markets meet the estimates presented in this annual report, this should not be taken as indicative of our future growth or prospects. In order to be successful, we will need to prove our ability to commercialize and scale our technology, successfully secure substantial customer contracts, obtain sufficient capital to finance our business, including construction of our vehicles, and otherwise successfully scale our business and operations. We face a number of challenges in achieving our objectives, including those described elsewhere in these risk factors, and these challenges are significant. There can be no assurance that we will be able to achieve our objectives or successfully grow our business, capture meaningful market share, or take advantage of market opportunities.

Our business will depend on experienced and skilled personnel and third-party engineering subcontractor resources, and if we lose key personnel or if we are unable to attract and integrate additional skilled personnel, it will be more difficult for us to manage our business and complete projects.

The success of our business and installation of projects will depend in large part on the skill of our personnel and on trade labor resources. Competition for personnel, particularly those with expertise in the energy services and renewable energy industries, is high. In the event we are unable to attract, hire, and retain the requisite personnel and subcontractors, we may experience delays in completing projects in accordance with project schedules and budgets.

Further, any increase in demand for personnel may result in higher costs, causing us to exceed the budget on a project. Either of these circumstances may have an adverse effect on our business, financial condition, and operating results, harm our reputation among and relationships with our customers, and cause us to curtail our pursuit of new projects.

Our future success is particularly dependent on the vision, skills, experience, and effort of our senior management team, including our executive officers and our founder, director, and chief executive officer, Mu Hongwei. If we were to lose the services of any of our executive officers or key employees, our ability to effectively manage our operations and implement our strategy could be harmed and our business may suffer.

We expect to operate in a highly competitive industry, and our current or future competitors may be able to compete more effectively than we do, which could have a material adverse effect on our business, revenues, growth rates, and market share.

The markets and industries in which we expect to compete are highly competitive, with many companies of varying size and business models, many of which have their own proprietary technologies, competing for the same business as we do. Many of our competitors have longer operating histories and greater resources than we do and could focus their substantial financial resources to develop a competitive advantage. Our competitors may also offer vehicles with carbon-free fuel solutions at prices below cost, devote significant sales resources to competing with us, or attempt to recruit our key personnel by increasing compensation, any of which could improve these competitors’ competitive positions. Additionally, we expect competition to intensify in the future as existing competitors and new market entrants introduce new solutions into our markets. Any of these competitive factors could make it more difficult for us to attract and retain customers, increase our sales and marketing expenses, reduce profit margins, cause us to lower our prices in order to compete, and reduce our market share and revenues, any of which could have a material adverse effect on our financial condition and operating results. We can provide no assurance that we will continue to effectively compete against our current competitors or additional companies that may enter our markets.

In addition, we may also face competition based on technological developments that compete with our vehicles. Our competitors may develop technology that would make our technology noncompetitive or obsolete. If we do not keep pace with product and technology advances and otherwise keep our solutions competitive, there could be a material adverse effect on our competitive position, revenue, and prospects for growth. Some of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

●	greater name recognition, longer operating histories and larger customer bases;

●	larger sales and marketing budgets and resources;

●	broader and deeper product lines;

●	greater customer support resources;

●	proven technology;

●	lower labor and research and development costs;

●	substantially greater financial and other resources; and

●	larger scale manufacturing operations.

Some of our expected larger competitors may have substantially broader product offerings and may be able to leverage their relationships with partners and customers based on other products to gain business in a manner that discourages potential customers from purchasing our vehicles, including by selling at zero or negative margins or product bundling. In addition, innovative start-up companies, and larger companies that are making significant investments in research and development, may invent similar or superior technologies that compete with our technology. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources. If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, financial condition, and results of operations could be adversely affected.

We expect that our business will benefit in part from government support for new energy vehicles and electric vehicles, and a decline in such support could harm our business.

We expect to benefit in part from legislation and government policies that support renewable energy, and projects that support vehicles that operate through renewable or electric energy. This support may include legislation and regulations that encourage or in some cases require our customers to procure power from renewable or low-emission sources or otherwise to procure our solutions; and provide us or our customers with tax and other incentives that reduce our costs or increase our revenues. The government of China supports the EV industry through vehicle purchase tax reduction and subsidy of which relating tax reduction and exemption policy has been extended to December 31, 2027. We cannot be certain that such tax reduction and exemption policy will not be discontinued or changed. Without this support, our ability to obtain project commitments could be adversely affected.

An inability to protect our intellectual property could negatively affect our ability to compete, our business, and our results of operations. Our ability to compete effectively depends in part upon the maintenance and protection of the intellectual property related to our vehicles. As of the date of this annual report, we hold a portfolio of 110 granted patents, including 3 invention patents, 76 utility model patents, 31 appearance patents, 13 pending patents and 48 granted trademarks. We might not succeed in obtaining patents from any of our pending applications. Even if we are awarded patents, they may not provide any meaningful protection or commercial advantage to us, as they may not be of sufficient scope or strength or may not be issued in all countries where our vehicles can be sold. Patent protection is unavailable for certain aspects of the technology and operational processes that are important to our business. Any patent held by us or to be issued to us, or any of our pending patent applications, could be challenged, invalidated, deemed unenforceable, or circumvented. In addition, our competitors may be able to design around our patents. To date, we have relied principally on patent, copyright, trademark, and trade secret laws, as well as confidentiality and proprietary information agreements and licensing arrangements, to establish and protect our intellectual property. While we have obtained confidentiality and proprietary information agreements from our targeted customers, vendors, and all of our employees, we cannot be certain that these agreements will be honored. Policing unauthorized use of our intellectual property is difficult and expensive, as is enforcing our rights against unauthorized use.

The steps that we have taken or may take may not prevent misappropriation of the intellectual property on which we rely. In addition, effective protection may be unavailable or limited in jurisdictions outside the United States, as the intellectual property laws of foreign countries sometimes offer less protection or have onerous filing requirements. From time to time, third parties may infringe our intellectual property rights. Litigation may be necessary to enforce or protect our rights or to determine the validity and scope of the rights of others. Any litigation could be unsuccessful, cause us to incur substantial costs, divert resources away from our daily operations, and result in the impairment of our intellectual property. Failure to adequately enforce our rights could cause us to lose rights in our intellectual property and may negatively affect our business.

In addition to patent protection, we rely significantly upon trade secret laws to protect our proprietary technologies. The confidentiality and proprietary information agreements may not be adequate to prevent misappropriation of our technologies or to assure that our competitors will not independently develop technologies that are substantially equivalent or superior to our technologies. In addition, the laws of other countries in which we operate may not protect our proprietary rights to the same extent as the laws of the United States. We are also subject to the risk of adverse claims and litigation alleging infringement of intellectual property rights.

Our patent applications may not issue as patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting solutions similar to ours.

We cannot be certain that we are the first inventor of the subject matter to which we have filed a particular patent application, or if we are the first party to file such a patent application. If another party has filed a patent application to the same subject matter as we have, we may not be entitled to the protection sought by the patent application. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue, or that our issued patents will afford protection against competitors with similar technology. In addition, our competitors may design around our issued patents, which may adversely affect our business, prospects, financial condition, or operating results.

Certain of our facilities are or may be located in regions that may be affected by extreme weather conditions and natural disasters.

Our business is headquartered in No. 8, Beijing South Road Economic & Technological Development Zone Yantai, Shandong, P.R.China, and our production plants are in Yantai base-No. 8, Beijing South Road Economic & Technological Development Zone Yantai, Shandong, P.R.China; Jilin base-2888 Dongshan Street, Gaoxin Automobile Industrial Park, Jilin City, Jilin, P.R.China. Historically, our Yantai base, in the middle and east of China, suffered from natural disasters rarely, but our Jilin base, in the northeast of China, lasted nearly half a year in winter, which brought possible natural disasters. Although we intend to maintain loss insurance where necessary, a hurricane or other natural disaster could result in significant damage to our facilities, destruction or disruption of our critical business or information technology systems, recovery costs, and interruption to certain of our operations. In addition, catastrophic events could interrupt operations of our customers and suppliers, which could result in delays or cancellation of customer orders, the loss of customers, harm to or destruction of our vehicles on customer premises, and impediments to the manufacture or shipment of products or execution of projects, which could result in loss of business or an increase in expense, both of which may have a material adverse effect on our business. Moreover, we expect to have facilities in international markets and our current customer sites are located in international markets, which may be subject to weather-related risks, natural disasters, or other risks.

We may be impacted by weather extremes, earthquakes, drought, floods, and wildfire, which may cause temporary, short-term anomalies in our operational performance in certain localized geographic regions. Delays and other weather impacts could adversely affect our ability to meet project deadlines and may increase a project’s cost and decrease its profitability.

Computer malware, viruses, ransomware, hacking, phishing attacks and other network disruptions could result in security and privacy breaches, loss of proprietary information and interruption in service, which would our business.

Computer malware, viruses, physical or electronic break-ins, and similar disruptions could lead to interruption and delays in our services and operations and loss, misuse, or theft of data. Computer malware, viruses, ransomware, hacking, phishing attacks, or denial of service against online networks have become more prevalent and may occur on our systems. Any attempts by cyber attackers to disrupt our services or systems, if successful, could harm our business, introduce liability to data subjects, result in the misappropriation of funds, be expensive to remedy, and damage our reputation or brand. Insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks. Notwithstanding the security measures we have implemented, such as managed security services, that are designed to detect and protect against cyber-attacks, and any additional measures we may implement or adopt in the future, our facilities and systems, and those of our third-party service providers, could be vulnerable to security breaches, computer viruses, lost or misplaced data, programming errors, scams, burglary, human errors, acts of vandalism, or other events. Efforts to prevent cyber attackers from entering computer systems are expensive to implement, and we may not be able to cause the implementation or enforcement of such preventions with respect to our third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of systems and technical infrastructure may, in addition to other losses, harm our reputation, brand, and ability to attract customers.

There are several factors ranging from human error to data corruption that could materially impact the efficacy of any processes and procedures designed to enable us to recover from a disaster or catastrophe, including by lengthening the time services are partially or fully unavailable to customers and users. It may be difficult or impossible to perform some or all recovery steps and continue normal business operations due to the nature of a particular cyber-attack, disaster, or catastrophe or other disruption, especially during peak periods, which could cause additional reputational damages or loss of revenues, any of which would adversely affect our business and financial results.

We are or may be subject to risks associated with strategic alliances or acquisitions.

We have entered into, and may in the future enter into additional, strategic alliances, including joint ventures or minority equity investments with various third parties to further our business purpose. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party, and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

When appropriate opportunities arise, we may acquire additional assets, products, technologies, or businesses that are complementary to our existing business. In addition to possible shareholder approval, we may need approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs and may disrupt our business strategy if we fail to do so. Furthermore, acquisitions and the subsequent integration of new assets and businesses into our own assets and businesses require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets, and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and cause delays in manufacture and sale of our vehicles.

Our operations may be subject to international, federal, state, and/or local environmental laws and regulations, including laws relating to the use, handling, storage, disposal, and human exposure to hazardous materials. Environmental and health and safety laws and regulations can be complex, and we expect that we will be affected by future amendments to such laws or other new environmental and health and safety laws and regulations which may require us to change our operations, potentially resulting in a material adverse effect on our business, prospects, financial condition, and operating results. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, and fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third party damages, suspension of production, or a cessation of our operations.

Our ability to produce vehicles and our future growth depend upon our ability to maintain relationships with our existing suppliers and strategic partners, to source new suppliers for our critical components, and to complete building out our supply chain while effectively managing the risks due to such relationships.

Our success will be dependent upon our ability to enter into new supplier agreements and maintain our relationships with suppliers and strategic partners who are critical and necessary to the output and production of our vehicles. We also rely on suppliers and our strategic partners to provide us with key components and technology for our vehicles. The supplier agreements we have or may enter into with key suppliers and our strategic partners in the future may have provisions where such agreements can be terminated in various circumstances, including potentially without cause. If these suppliers and strategic partners become unable to provide, or experience delays in providing components or technology, or if the supplier and the strategic agreements we have in place are terminated, it may be difficult to find replacement components and technology. Changes in business conditions, pandemics, governmental changes, and other factors beyond our control or that we do not presently anticipate could affect our ability to receive components or technology from our suppliers and strategic partners.

Furthermore, we have not secured supply agreements for all of our components, technology, and services. We may be at a disadvantage in negotiating supply agreements for the production of our vehicles. Additionally, there is the possibility that finalizing the supply agreements for the parts and components of our vehicles will cause significant disruption to our operations, or such supply agreements could be at costs that make it difficult for us to operate profitably.

If we do not enter into longer-term supplier agreements with guaranteed pricing for our parts or components, we may be exposed to fluctuations in prices of components, materials, and equipment. Agreements for the purchase of battery cells and other components contain or are likely to contain pricing provisions that are subject to adjustment based on changes in market prices of key commodities. Substantial increases in the prices for such components, materials, and equipment, whether due to supply chain or logistics issues or due to inflation, would increase our operating costs and could reduce our margins if we cannot recoup the increased costs. Any attempts to increase the announced or expected prices of our vehicles in response to increased costs could be viewed negatively by our customers or potential customers and could adversely affect our business, prospects, financial condition, or results of operations.

Our operations rely heavily on a variety of agreements with our strategic partners, including agreements related to research and development, purchasing, manufacturing engineering, and logistics. We may also come to rely on other original equipment manufacturers, vendors, and technology providers. The inability for us to maintain agreements or partnerships with our existing strategic partners or to enter into new agreements or partnerships could have a material and adverse effect on our ability to operate as a standalone business, produce vehicles, reach our development and production targets, or focus our efforts on our core areas of differentiation.

Our operations rely heavily on a variety of agreements, including agreements related to research and development, purchasing, manufacturing engineering, and logistics, with our strategic partners, including certain other original equipment manufacturers, vendors, and technology providers. Our reliance on these agreements subjects us to a number of significant risks, including the risk of being unable to operate as a standalone business, produce vehicles, reach our development and production targets, or focus our efforts on core areas of differentiation.

These partnerships permit us to benefit from the decades of experience of established technology and know-how in auto manufacturing while focusing our efforts on core areas of differentiation, such as design, performance, and rapid adoption of the latest technologies and sustainability solutions. We intend to continue to rely on these partnerships as part of our strategy. We intend to rely primarily on our arrangements with specified contract partners to manufacture future models. If we are unable to maintain agreements or partnerships with our existing strategic partners or to enter into new agreements or partnerships, our ability to operate as a standalone business, produce vehicles, reach our development and production targets, or focus our efforts on core areas of differentiation could be materially and adversely affected.

We are dependent on our strategic partners and suppliers, some of which are single-source suppliers, and the inability of these strategic partners and suppliers to deliver necessary components of our products on schedule and at prices, quality levels, and volumes acceptable to us, or our inability to efficiently manage these components, could have a material and adverse effect on our results of operations and financial condition.

We rely on our strategic partners and suppliers for the provision and development of the key components and materials used in our vehicles. While we plan to obtain components from multiple sources whenever possible, some components used in our vehicles will be purchased by us from a single source, and our limited, and in many cases single-source, supply chain exposes us to multiple potential sources of delivery failure or component shortages for our production. To date, supply chain disruptions excepting impacts from COVID-19 themselves have not significantly or even materially affected our outlook or business goals, because we seek alternative suppliers for all components in the manufacturing process. Even where there are key components such as batteries, we have three alternative suppliers to reduce the risk associated with a single supplier, although we may from time to time use primarily one or more suppliers. We also choose suppliers in different local country regions to minimize the risk of regional disruption.

However, it is possible that in the future our suppliers may not be able to meet our required product specifications and performance characteristics, which would impact our ability to achieve our product specifications and performance characteristics as well. Additionally, our suppliers may be unable to obtain required certifications or provide necessary warranties for their products that are necessary for use in our vehicles. We may also be impacted by changes in our supply chain or production needs, including cost increases from our suppliers, in order to meet our quality targets and development timelines as well as due to design changes. Likewise, any significant increases in our production may in the future require us to procure additional components in a short amount of time. Our suppliers may not ultimately be able to sustainably and timely meet our cost, quality, and volume needs, requiring us to replace them with other sources. If we are unable to obtain suitable components and materials used in our vehicles from our suppliers or if our suppliers decide to create or supply a competing product, our business could be adversely affected. Further, if we are unsuccessful in our efforts to control and reduce supplier costs, our results of operations will suffer. Other than related to COVID-19 quarantines and closures generally, we have not experienced any temporary supply chain disruption in the recent past, nor have our operations been affected by the relevant circumstances. Moreover, supply chain disruption risk prevention measures have been implemented as (i) alternative suppliers for all components, among which three suppliers have been selected for core key components such as batteries to prevent the risk of single-source supply. (ii). multiple suppliers in different regions to minimize the risk of regional disruption. (iii) the core key components such as batteries and chips as strategic partnerships or equity partnerships to effectively guarantee priority supply rights in case of market-based shortages.

In addition, we could experience delays if our strategic partners and suppliers do not meet agreed-upon timelines or experience capacity constraints. Any disruption in the supply of components, whether or not from a single-source supplier, could temporarily disrupt production of our vehicles until an alternative supplier is able to supply the required material, and there can be no guarantee that we or our strategic partners will be able to make up delays in production caused by any disruption in the supply of critical components. Even in cases where we may be able to establish alternate supply relationships and obtain or engineer replacement components for our single-source components, we may be unable to do so quickly, or at all, at prices or quality levels that are acceptable to us. This risk is heightened by the fact that we have less negotiating leverage with suppliers than larger and more established automobile manufacturers, which could adversely affect our ability to obtain necessary components and materials on favorable pricing and other terms, or at all. Any of the foregoing could materially and adversely affect our results of operations, financial condition, and prospects. (See “— Risks Related to Our Business and Industry — Increases in costs, disruption of supply, or shortage of materials, especially for lithium-ion cells or semiconductors, could harm our business. We will need to maintain and significantly grow our access to battery cells and control their related costs.”) Furthermore, as the scale of our vehicle production increases, we will need to accurately forecast, purchase, warehouse, and transport components internationally to manufacturing facilities and servicing locations and at much higher volumes. If we are unable to accurately match the timing and quantities of component purchases to our actual needs or successfully implement automation, inventory management, and other systems to accommodate the increased complexity in our supply chain, we may incur unexpected production disruption, storage, transportation, and write-off costs, which could have a material and adverse effect on our results of operations and financial condition.

In addition, if we develop an international manufacturing footprint, we will face additional challenges with respect to international supply chain management and logistics costs. If we are unable to access or develop localized supply chains in the regions where we or our partners already have or develop manufacturing facilities with the quality, costs, and capabilities required, we could be required to source components from distant suppliers, which would increase our logistics and manufacturing costs and increase the risk and complexity of our supply chain.

We may not be able to accurately estimate the supply and demand for our vehicles, which could result in inefficiencies in our business, hinder our ability to generate revenue, and create delays in the production of our vehicles. If we fail to accurately predict our manufacturing requirements, we incur the risk of having to pay for research and development costs as well as production capacities that we reserved but will not be able to use, or that we will not be able to secure sufficient additional production capacities at reasonable costs in case product demand exceeds expectations.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. We are required to provide forecasts of our demand to certain of our strategic partners and suppliers several months prior to the scheduled delivery of vehicles to our prospective customers. Currently, there is little historical basis for making judgments about the demand for our vehicles or our ability to develop, manufacture, and deliver vehicles, or our profitability in the future. If we overestimate our requirements, we may incur a higher cost of research and development of our models which will increase our cost of production, and our strategic partners or suppliers may have excess manufacturing capacity and/or inventory, which indirectly would increase our costs. If we underestimate our requirements, our strategic partners and suppliers may have inadequate manufacturing capacity and/or inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues. In addition, lead times for materials and components that our suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms, and demand for each component at a given time. If we fail to order sufficient quantities of product components in a timely manner, the delivery of vehicles to our customers could be delayed, which would harm our brand, business, financial condition, and results of operations.

We may be unable to grow our global product sales, delivery capabilities, and our servicing and vehicle charging partnerships, or we may be unable to accurately project and effectively manage our growth. If we are unable to expand our distribution network and servicing capabilities, customers’ perceptions of us could be negatively affected, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our success will depend on our ability to continue to expand our sales capabilities. As we develop and grow our products worldwide, our success will depend on our ability to correctly forecast demand in various markets. If we incorrectly forecast our demand in one market, we cannot move this excess supply to another market where demand for our products exists. We may face difficulties with deliveries at increasing volumes, particularly in international markets requiring significant transit times. Moreover, because of our unique expertise with our vehicles, we recommend that our vehicles be serviced by us or by certain authorized professionals. If we experience delays in adding servicing capacity or servicing our vehicles efficiently, or experience unforeseen issues with the reliability of our vehicles, it could overburden our servicing capabilities and parts inventory.

There is no assurance that we will be able to ramp our business to meet our sales, delivery, manufacturing, and servicing targets globally, or that our projections on which such targets are based will prove accurate. These plans require significant cash investments and management resources, and there is no guarantee that they will generate additional sales or manufacturing of our products, or that we will be able to avoid cost overruns or be able to hire additional personnel to support them. As we expand, we will also need to ensure our compliance with regulatory requirements in various jurisdictions applicable to the manufacturing, sale, and servicing of our products. If we fail to manage our growth effectively, our brand, business, prospects, financial condition, and operating results may be harmed.

We may in the future experience significant delays in the design, development, manufacture, launch, and financing of our vehicles, as well as delays in our constructions of factories, which could harm our business and prospects.

Any delay in the financing, development, design, manufacture, and launch of our vehicles, including planned future models, and any future electric vehicles could materially damage our business, prospects, financial condition, and results of operations. Automobile manufacturers often experience delays in the development, design, manufacture, and commercial release of new vehicle models, and we have experienced in the past, and may experience in the future, such delays with regard to our vehicles. Our plan to commercially manufacture and sell our vehicles is also dependent upon the timely availability of funds, upon our finalizing of the related development, component procurement, testing, build-out, and manufacturing plans in a timely manner and also upon our ability to execute these plans within the planned timeline. Prior to mass production of our new models, we will also need the vehicles to be fully approved for sale according to differing requirements, including but not limited to regulatory requirements, in the different geographies where we intend to launch our vehicles.

Additionally, if we do not timely complete our planned construction of additional factories, or if such construction is delayed, we may be required to contract with third-party providers to perform certain manufacturing activities and the additional cost could adversely affect our business and results of operations.

Increases in costs, disruption of supply, or shortage of materials, especially for lithium-ion cells or semiconductors, could harm our business. We will need to maintain and significantly grow our access to battery cells and control their related costs.

As we produce our vehicles, we may experience increases in the cost of or sustained interruption in the supply or shortage of materials. Any such increase, supply interruption, or shortage could materially and adversely impact our business, results of operations, prospects, and financial condition. The production of our vehicles requires lithium-ion cells and semiconductors from suppliers, as well as aluminum, steel, lithium, nickel, copper, cobalt, neodymium, terbium, praseodymium, and manganese. The prices for these materials fluctuate, and their available supply may be unstable, depending on market conditions, inflationary pressure, and global demand for these materials, including as a result of increased production of electric vehicles and energy storage products by our competitors, and could adversely affect our business and results of operations. Our ability to manufacture our vehicles will depend on the continued supply of battery cells for the battery packs used in our products.

We seek alternative suppliers for all components in the manufacturing process. Even where there are key components such as battery cells, we have several (three) alternative suppliers to reduce the risk associated with a single supplier, although we may from time to time use primarily one or more suppliers. We have limited flexibility otherwise in changing battery cell suppliers, and any disruption in the supply of battery cells from such suppliers could disrupt production of our vehicles until a different supplier is fully qualified. In particular, we are exposed to multiple risk related to lithium-ion cells. These risks include:

●	the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric vehicle industry as demand for such cells increases;

●	an increase in the cost, or a decrease in the available supply, of materials, such as cobalt, used in lithium-ion cells;

●	disruption in the supply of cells due to quality issues or recalls by battery cell manufacturers; and

●	fluctuations in the value of any foreign currencies, RMB, USD or EUR in particular, in which battery cell and related raw material purchases are or may be denominated.

Furthermore, our ability to manufacture our vehicles depends on continuing access to semiconductors and components that incorporate semiconductors. A global semiconductor supply shortage is having wide-ranging effects across multiple industries and the automotive industry in particular, and it has impacted many automotive suppliers and manufacturers, including us, that incorporate semiconductors into the parts we supply or manufacture. Although we have not currently experienced (other than government-mandated lockdowns or quarantines relating to COVID-19) an impact on our operations as a result of the semiconductor supply shortage, such shortage could in the future have a material impact on us or our suppliers, which could delay production or force us or our suppliers to pay expensive or exorbitant rates for continued access to semiconductors and could have a material and adverse effect on our business, prospects, and results of operations. In addition, prices and transportation expenses for these materials fluctuate depending on many factors beyond our control, including fluctuations in supply and demand, currency fluctuations, tariffs and taxes, fluctuations and shortages in petroleum supply, freight charges, the ongoing COVID-19 pandemic, and other economic and political factors. Substantial increases in the prices for our materials or prices charged to us, such as those charged by battery cell or semiconductor suppliers, would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased prices. Any attempt to increase product prices in response to increased material costs could result in cancellations of orders and reservations and materially and adversely affect our brand, image, business, results of operations, prospects, and financial condition.

The success and growth of our business depends upon our ability to continuously and rapidly innovate, develop, and market new products, and there are significant risks related to future market adoption of our products. Our limited operating history of NEVs makes evaluating our business and future prospects difficult and may increase the risk of your investment.

The success and growth of our business depends upon our ability to continuously and rapidly innovate, develop, and market new products, and there are significant risks related to future market adoption of our products and government programs incentivizing consumers to purchase electric vehicles. We have a limited operating history in NEVs and operate in a rapidly evolving and highly regulated market. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by early-stage companies in rapidly changing markets, including risk related to our ability to, among other things:

●	successfully launch commercial production and sales of its vehicles on the timing and with the specifications we have planned;

●	hire, integrate and retain professional and technical talent, including key members of management;

●	continue to make significant investments in research, development, manufacturing, marketing and sales;

●	successfully obtain, maintain, protect and enforce its intellectual property and defend against claims of intellectual property infringement, misappropriation or other violations;

●	build a well-recognized and respected brand;

●	establish and refine its commercial manufacturing capabilities and distribution infrastructure;

●	establish and maintain satisfactory arrangements with its strategic partners and suppliers;

●	establish and expand a customer base;

●	navigate an evolving and complex regulatory environment;

●	anticipate and adapt to changing market conditions, including consumer demand for certain vehicle types, models or trim levels, technological developments and changes in competitive landscape; and

●	successfully design, build, manufacture and market new models of electric vehicles at a profitable level in the future.

We operate in an intensely competitive market, which is generally cyclical and volatile. If we are not able to compete effectively against our competitors, we are likely to lose market share, which could have a material and adverse effect on our business, financial condition, results of operations, and prospects.

The global automotive market, particularly for NEVs, is highly competitive, and we expect it will become even more so in the future. In recent years, the electric vehicle industry has grown, with several companies that focus completely or partially on the electric vehicle market. We expect additional companies to enter this market within the next several years. We also compete with established automobile manufacturers in the vehicle segment, many of which have entered or have announced plans to enter the alternative fuel and electric vehicle market with either fully electric or plug-in hybrid versions of their vehicles. Many of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing, and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale, servicing, and support of their products. In addition, many of these companies have longer operating histories, greater name recognition, larger and more established research and development teams and sales forces, broader customer and industry relationships, and other resources than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market, and sell their products more effectively than we do. We expect competition in our industry to significantly intensify in the future in light of increased demand for new energy vehicles, continuing globalization, favorable governmental policies, and consolidation in the worldwide automotive industry. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets. Further, sales of vehicles in the automotive industry tend to be cyclical in many markets, which may expose us to further volatility as we expand and adjust our operations. Decreases in the retail or wholesale prices of electricity from utilities or other renewable energy sources could make our products less attractive to customers. There can be no assurance that we will be able to compete successfully in our markets.

Our business and prospects depend significantly on our brands. If we are unable to maintain and enhance our brands, capture additional market share, or if our reputation and business are harmed, it could have a material and adverse impact on our business, financial condition, results of operations, and prospects.

Our business and prospects will heavily depend on our ability to develop, maintain, and strengthen the “Chijet,” “Shandong Baoya,” and “FAW Jilin” brands, which are associated with design, affordability, sustainability, and technological excellence. Promoting and positioning our brands will likely depend significantly on our ability to provide a consistently high-quality customer experience. To promote our brands, we may need to make changes or expansions to our customer development and branding practices, which could result in substantially increased expenses. This could involve the need to develop a direct sales network and utilize traditional media such as television, radio, and print advertising. Notably, any negative publicity, whether true or not, can spread rapidly on social media and harm consumer perception and confidence in our brands. Our ability to successfully position our brands could also be adversely affected by perceptions about the quality of our competitors’ vehicles or their successes. For instance, some of our competitors have faced significant scrutiny due to incidents involving their self-driving technology and battery fires, which could lead to similar scrutiny of our company.

Additionally, from time to time, our vehicles may undergo evaluation and reviews by third parties. Any negative reviews or unfavorable comparisons with our competitors in these evaluations could adversely affect consumer perception of our vehicles and potentially reduce demand for them. This could have a material and adverse effect on our business, results of operations, prospects, and financial condition.

Our sales will depend in part on our ability to establish and maintain confidence in our business prospects among consumers, analysts, and others within our industry.

Consumers may be less likely to purchase our products if they do not believe that our business will succeed or that our operations, including service and customer support operations, will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, to build, maintain, and grow our business, we must establish and maintain confidence among customers, suppliers, analysts, and other parties with respect to our liquidity and business prospects. Maintaining such confidence may be particularly difficult as a result of many factors, including our limited operating history in NEVs, others’ unfamiliarity with our products, uncertainty regarding the future of electric vehicles, any delays in scaling production, delivery, and service operations to meet demand, competition, and our production and sales performance compared with market expectations. Many of these factors are largely outside of our control, and any negative perceptions about our business prospects, even if exaggerated or unfounded, would likely harm our business and make it more difficult to raise additional capital in the future.

In addition, a significant number of NEV companies have recently entered the automotive industry, an industry historically associated with significant barriers to entry and a high rate of failure. If these new entrants or other manufacturers of electric vehicles go out of business, produce vehicles that do not perform as expected, or otherwise fail to meet expectations, such failures may increase scrutiny of others in the industry, including us. This could further challenge customer, supplier, and analyst confidence in our business prospects.

The automotive industry has significant barriers to entry that we must overcome in order to manufacture and sell electric vehicles at scale.

The automobile industry is characterized by significant barriers to entry, including large capital requirements, investment costs of developing, designing, manufacturing, and distributing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements, establishing a brand name and image, and the need to establish sales and service locations. Since we are focused on electric vehicles, we face a variety of added challenges to entry that a traditional automobile manufacturer would not encounter, including additional costs of developing and producing an electric powertrain that has comparable performance to a traditional gasoline engine in terms of range and power, inexperience with selling and servicing electric vehicles, regulations associated with the transport of batteries, the need to establish or provide access to sufficient charging locations, and unproven high-volume customer demand for fully electric vehicles. If we are not able to overcome these barriers, our business, prospects, results of operations, and financial condition will be negatively impacted, and our ability to grow our business will be harmed.

We may be unable to adequately control the substantial costs associated with our operations.

We will require significant capital to develop and grow our business and will need to seek new financing in the future. We have incurred and expect to continue to incur significant expenses, including leases, sales and distribution expenses as we build our brand and market our vehicles; expenses relating to developing and manufacturing our vehicles; tooling and expanding our manufacturing facilities; research and development expenses; raw material procurement costs; and general and administrative expenses as we scale our operations and incur the costs of being a public company. In addition, we expect to incur significant costs servicing and maintaining our customers’ vehicles, including establishing our service operations, partnerships with service providers and facilities. These expenses could be significantly higher than we currently anticipate. Moreover, any delays in the start of testing or production, obtaining necessary equipment or supplies, expansion of our manufacturing facilities or manufacturing agreements, or the procurement of permits and licenses relating to our expected manufacturing, sales, and distribution model could significantly increase our expenses. In such an event, we could be required to seek additional financing earlier than we expect, and such financing may not be available on commercially reasonable terms or at all.

In the longer term, our ability to become profitable will depend not only on our ability to control costs but also on our ability to sell in quantities and at prices sufficient to achieve our expected margins. If we are unable to cost-efficiently develop, design, manufacture, market, sell, distribute, and service our vehicles, our margins, profitability, and prospects would be materially and adversely affected.

We have incurred net losses each year since our inception. As of December 31, 2023, we had working capital deficit of $434,226 thousand. We expect to continue this trend in the foreseeable future as we:

●	continues to design and develop our vehicles;

●	builds up inventories of parts and components for our vehicles;

●	Completed its planned construction and manufactures an available inventory of our vehicles;

●	develops and deploys vehicle servicing partnerships;

●	expands its design, research, development, maintenance and repair capabilities;

●	increases its sales and marketing activities and develops its distribution infrastructure; and

●	expands our general and administrative functions to support its growing operations and status as a public company.

If our product development or commercialization is delayed, its costs and expenses may be significantly higher than we currently expect. Because we will incur the costs and expenses from these efforts before we receive any incremental revenues with respect thereto, we expect the losses in future periods will be significant.

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited consolidated financial statements included in this annual report.

Our audited consolidated financial statements were prepared assuming that Chijet Group will continue as a going concern. However, the report of our independent registered public accounting firm included elsewhere in this annual report contains an explanatory paragraph on our consolidated financial statements stating there is substantial doubt about our ability to continue as a going concern, meaning that we may not be able to continue in operation for the foreseeable future or be able to realize assets and discharge liabilities in the ordinary course of operations. Such an opinion could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. There is no assurance that sufficient financing will be available when needed to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may also make it more difficult to raise additional funds or operate our business due to concerns about our ability to meet contractual obligations.

Based on our current operating plans, availability of short-term and long-term equity and debt financing arrangements, and financial support from existing Chijet shareholders, who may provide us additional equity financing in the case we are not able to meet financial liabilities, we believe that we have resources to fund our operations for at least the next twelve months, but we may require further funds to finance our activities thereafter. We may also consider potential financing options with banks or other third parties.

We depend on revenue generated from a limited number of models and expect this to continue in the foreseeable future.

We currently depend on revenue generated from R-Series vehicle models, V-Series, and T-Series, and in the foreseeable future, we will be significantly dependent on a limited number of models. Although we have other vehicle models in our product pipeline, we currently do not expect to introduce another vehicle model for sale until November 2024 or later. We expect to rely on sales from HEV and EV, among other sources of financing, for the capital that will be required to develop and commercialize those subsequent models (see “—Risks Related to Financing and Strategic Transactions—We will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.”). To the extent that the development or production of our vehicles is delayed or reduced, or if the vehicles are not well-received by the market for any reason, our revenues and cash flow would be adversely affected, and we may need to seek additional financing earlier than we expect, and such financing may not be available to us on commercially reasonable terms, or at all.

We rely on our partnerships with vehicle charging networks to provide charging solutions for our vehicles.

Demand for our vehicles will also depend in part on the availability of charging infrastructure. While the prevalence of charging stations has been increasing, charging station locations are significantly less widespread than gas stations. Some potential customers may choose not to purchase an electric vehicle because of the lack of a more widespread service network or charging infrastructure at the time of sale. Our ability to generate customer loyalty and grow our business could be impaired by a lack of satisfactory access to charging infrastructure. To the extent we are unable to meet user expectations or experience difficulties in providing charging solutions, demand for our vehicles may suffer, and our reputation and business may be materially and adversely affected.

We rely on our distributors and third-party service providers for servicing our vehicles and on their systems. If we are unable to adequately address the service requirements of our customers, our business, prospects, financial condition, and results of operations may be materially and adversely affected.

Certain of our distributors and third-party service providers have limited experience servicing or repairing our vehicles. This risk is enhanced by our limited operating history and our limited data regarding our vehicles’ real-world reliability and service requirements. Servicing electric vehicles is different from servicing vehicles with internal combustion engines and requires specialized skills, including high-voltage training and servicing techniques. As such, there can be no assurance that our service arrangements adequately address the service requirements of our customers to their satisfaction, or that we and our servicing partners have sufficient resources, experience, or inventory to meet these service requirements in a timely manner as the volume of vehicles we deliver increases. In addition, if we are unable to establish a widespread service network that provides satisfactory customer service, our customer loyalty, brand, and reputation could be adversely affected, which in turn could materially and adversely affect our sales, results of operations, prospects, and financial condition.

In addition, the motor vehicle industry laws in many jurisdictions require that service facilities be available to service vehicles physically sold from locations in the state. While we anticipate developing a service program that would satisfy regulatory requirements in these circumstances, the specifics of our service program are still in development, and at some point, they may need to be restructured to comply with state law, which may impact our business, financial condition, results of operations, and prospects.

Our customers will also depend on our customer support team to resolve technical and operational issues relating to the integrated software underlying our vehicles. As we grow, additional pressure may be placed on our customer support team or partners, and we may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. We also may be unable to modify the future scope and delivery of our technical support to compete with changes in the technical support provided by our competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect our results of operations. If we are unable to successfully address the service requirements of our customers, or if we establish a market perception that we do not maintain high-quality support, our brand and reputation could be adversely affected, and we may be subject to claims from our customers, which could result in loss of revenue or damages, and our business, results of operations, prospects, and financial condition could be materially and adversely affected.

If our vehicles fail to perform as expected, our ability to develop, market, and sell our products could be harmed.

Our vehicles may contain defects in components, software, design, or manufacture that may cause them not to perform as expected or that may require repairs, recalls, and design changes, any of which would require significant financial and other resources to successfully navigate and resolve. Our vehicles use a substantial amount of software code to operate, and software products are inherently complex and may contain defects and errors. If our vehicles contain defects in design and manufacture that cause them not to perform as expected or that require repair, or certain features of our vehicles take longer than expected to become available, are legally restricted, or become subject to additional regulation, our ability to develop, market, and sell our products and services could be harmed. Efforts to remedy any issues we observe in our products could significantly distract our management’s attention from other important business objectives, may not be timely, may hamper production, or may not be to the satisfaction of our customers. Further, our limited operating history and limited field data reduce our ability to evaluate and predict the long-term quality, reliability, durability, and performance characteristics of our battery packs, powertrains, and vehicles. There can be no assurance that we will be able to detect and fix any defects in our products prior to their delivery to customers.

Any defects, delays, or legal restrictions on vehicle features, or other failure of our vehicles to perform as expected, could harm our reputation and result in delivery delays, product recalls, product liability claims, breach of warranty claims, and significant warranty and other expenses, and could have a material and adverse impact on our business, results of operations, prospects, and financial condition. As a newer entrant to the industry attempting to build customer relationships and earn trust, these effects could be significantly detrimental to us. Additionally, problems and defects experienced by other electric consumer vehicles could, by association, have a negative impact on perception and customer demand for our vehicles.

In addition, even if our vehicles function as designed, we expect that the battery efficiency, and hence the range, of our electric vehicles, like other electric vehicles that use current battery technology, will decline over time. Other factors, such as usage, time, and stress patterns, may also impact the battery’s ability to hold a charge or could require us to limit vehicles’ battery charging ability for safety reasons or to protect battery capacity, which could further decrease our vehicles’ range between charges. Such decreases in or limitations of battery capacity and therefore range, whether imposed by deterioration, software limitations, or otherwise, could also lead to consumer complaints or warranty claims, including claims that prior knowledge of such decreases or limitations would have affected consumers’ purchasing decisions. There can be no assurance that we will be able to improve the performance of our battery packs or increase our vehicles’ range in the future. Any such battery deterioration or capacity limitations and related decreases in range may negatively influence potential customers’ willingness to purchase our vehicles and negatively impact our brand and reputation, which could adversely affect our business, prospects, results of operations, and financial condition.

We must develop complex software and technology systems, including in coordination with our strategic partners, vendors, and suppliers, to produce our electric vehicles, and there can be no assurance that such systems will be successfully developed.

Our vehicles use a substantial amount of externally developed and in-house software and complex technological hardware to operate, some of which is still subject to further development and testing. The development and implementation of such advanced technologies are inherently complex, and we will need to coordinate with our vendors and suppliers to integrate such technology into our electric vehicles and ensure it interoperates with other complex technology as designed and as expected. We may fail to detect defects and errors that are subsequently revealed, and our control over the performance of other parties’ services and systems may be limited. Any defects or errors in, or which are attributed to, our technology could result in, among other things:

●	delayed production and delivery of our vehicles;

●	delayed market acceptance of our vehicles;

●	loss of customers or the inability to attract new customers;

●	diversion of engineering or other resources for remedying the defect or error;

●	damage to our brand or reputation;

●	increased service and warranty costs;

●	legal action by customers or third parties, including product liability claims; and

●	penalties imposed by regulatory authorities.

In addition, if we are unable to develop the software and technology systems necessary to operate our vehicles, our competitive position will be harmed. We rely on our strategic partners and suppliers to develop a number of technologies for use in our products, including hybrid systems installed in our vehicles and independent developers developing third-party apps for our vehicles. There can be no assurances that our strategic partners and suppliers will be able to meet the technological requirements, production timing, and volume requirements to support our business plan. Furthermore, we may not be able to acquire exclusive intellectual property rights for such developed technologies and hardware. In addition, such technology may not satisfy the cost, performance, useful life, and warranty characteristics we anticipate in our business plan, which could materially and adversely affect our business, prospects, and results of operations.

Our vehicle production relies heavily on complex machinery and involves a significant degree of risk and uncertainty in terms of operational performance and costs.

Our vehicle production relies heavily on complex machinery and involves a significant degree of uncertainty and risk in terms of operational performance and costs. The existing plants and the planned manufacturing plants for our vehicles will consist of large-scale machinery combining many components. These manufacturing plant components are likely to suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed.

Unexpected malfunctions of the manufacturing plant components may significantly affect the intended operational efficiency of our operations. Operational performance and costs can be difficult to predict and are often influenced by factors outside of our control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, pandemics, fire, seismic activity, and natural disasters. Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays, and unanticipated fluctuations in production, environmental damage, administrative enforcement actions and fines, increased insurance costs, and potential legal liabilities, all of which could have a material and adverse effect on our business, results of operations, cash flows, financial condition, or prospects.

We rely on our partners to manufacture parts of our vehicles, and these partners may have limited experience in producing electric vehicles. Further, we rely on sufficient production capacity being available and/or allocated to us by our partners in order to manufacture parts of our vehicles. Delays in the timing of expected business milestones and commercial launches, including our ability to mass-produce our electric vehicles and/or complete and/or expand our manufacturing capabilities, could materially and adversely affect our business, financial condition, results of operations, and prospects.

Although we currently have manufacturing facilities, we may rely on our contract manufacturing arrangements with our partners to manufacture parts of our current and future models. We cannot provide any assurance as to whether our partners will be able to develop efficient, automated, low-cost production capabilities and processes and reliable sources of component supply that will enable us to meet the quality, price, engineering, design, and production standards, as well as the production volumes, required to successfully mass-market our vehicles. Even if our partners are successful in developing high-volume production capabilities and processes and reliably source their component supplies, no assurance can be given as to whether they will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond their and our control such as problems with suppliers and vendors, or force majeure events, or in time to meet our commercialization schedules or to satisfy the requirements of customers and potential customers. Any failure to develop such production processes and capabilities within our projected costs and timelines could have a material and adverse effect on our business, results of operations, prospects, and financial condition. Bottlenecks and other unexpected challenges may also arise as we ramp production, and it will be important that we address these challenges promptly while continuing to control our manufacturing costs. If we are not successful in doing so, or if we experience issues with our manufacturing process improvements, we could face delays in establishing and/or sustaining our production ramps or be unable to meet our related cost and profitability targets.

We face risks associated with international operations, including tariffs and unfavorable regulatory, political, tax, and labor conditions, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

As part of our growth strategy, we intend to expand our sales, maintenance and repair services, and manufacturing activities to new countries in the coming years. However, we have limited experience to date manufacturing, selling, or servicing our vehicles in other countries and regions, and such expansion would require us to make significant expenditures, including the hiring of local employees, in advance of generating any revenue. We are subject to a number of risks associated with international business activities that may increase our costs, impact our ability to sell, service, and manufacture our vehicles, and require significant management attention. These risks include:

●	conforming our vehicles to various international regulatory requirements where its vehicles are sold, or homologation;

●	establishing localized supply chains and managing international supply chain and logistics costs;

●	establishing sufficient charging points for our customers in those jurisdictions, via partnerships or, if necessary, via development of its own charging networks;

●	difficulty in staffing and managing foreign operations;

●	difficulties attracting customers in new jurisdictions;

●	difficulties establishing international manufacturing operations, including difficulties establishing relationships with or establishing localized supplier bases and developing cost-effective and reliable supply chains for such manufacturing operations;

●	taxes, regulations and permit requirements, including taxes imposed by one taxing jurisdiction that Chijet may not be able to offset against taxes imposed upon it in another relevant jurisdiction, and foreign tax and other laws limiting its ability to repatriate funds to another relevant jurisdiction;

●	fluctuations in foreign currency exchange rates and interest rates, including risks related to any forward currency contracts, interest rate swaps or other hedging activities Chijet undertakes;

●	United States and foreign government trade restrictions, tariffs and price or exchange controls;

●	foreign labor laws, regulations and restrictions;

●	changes in diplomatic and trade relationships, including political risk and customer perceptions based on such changes and risks;

●	political instability, natural disasters, pandemics (including the ongoing COVID-19 pandemic), war or events of terrorism; and

●	the strength of international economies.

If we fail to successfully address these risks, our business, prospects, results of operations, and financial condition could be materially harmed.

Our growing presence increases our sensitivity to the economic, operational, and legal risks specific to China. For example, although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, which are generally viewed as a positive development for foreign business investment, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises certain control over economic growth in China through allocating resources, controlling payments of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While China’s economy has experienced significant growth over the past decades, and the rate of growth has been slowing down, particularly in view of the effects of government actions to address the effects of the COVID-19 pandemic, including significant closures of businesses in 2022. For example, prolonged government-mandated quarantines and lockdowns in China during 2022 due to further outbreaks of COVID-19 have resulted in delays in the production and delivery of some components and delayed production of our vehicles. Please also see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry — Although the COVID-19 pandemic has affected our business and operations, those risks may be diminishing.” for more information on government-mandated quarantines and lockdowns in China due to COVID-19, their impact on the production and timely delivery of critical components for our vehicles by suppliers, and their impact on anticipated Chijet car volumes. Some of the governmental measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Higher inflation could adversely affect our results of operations and financial condition. Furthermore, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. In addition, the Chinese government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our products and services and consequently have a material and adverse effect on our businesses, financial condition, and results of operations.

It is unclear whether and how our current or future business, prospects, financial condition, or results of operations may be affected by changes in China’s economic, political, and social conditions and in its laws, regulations, and policies. In addition, many of the economic reforms carried out by the Chinese government are unprecedented or experimental and are expected to be refined and improved over time. This refining and improving process may not necessarily have a positive effect on our operations and business development.

Additionally, the legal system in China is evolving rapidly, and there may be changes that may affect the protection afforded to us for our business and activities in China that are governed by Chinese laws and regulations. Any administrative and court proceedings may be protracted, resulting in substantial costs and diversion of resources and management attention. Since administrative and court authorities in China have discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection for us. These uncertainties may impede our ability to enforce contracts and could materially and adversely affect our business, financial condition, and results of operations.

The Chinese government may intervene in or influence our operations in China at any time, which could result in a material change in our operations and ability to produce vehicles.

The Chinese government exerts substantial influence, discretion, oversight, and control over the manner in which companies incorporated under the laws and regulations of China must conduct their business activities, including activities relating to overseas offerings of securities and/or foreign investments in such companies. We are incorporated under the laws of the Cayman Islands and have subsidiaries with operations in mainland China. That may result in a material adverse change in our operations and cause the value of our securities to significantly decline or be worthless.

The Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries, and although we do not engage in such industries, we cannot rule out the possibility that the Chinese government will in the future release regulations or policies regarding our industry that could require us and our partners to seek permission from Chinese authorities to continue operating, which may adversely affect our business, financial condition, and results of operations.

Changes in Chinese policies, regulations, and rules may be quick with little advance notice, and the enforcement of laws of the Chinese government is subject to change and could have a significant impact upon our ability to operate profitably.

We rely on our operations and facilities located in China. Accordingly, economic, political, and legal developments in China will significantly affect our business, financial condition, results of operations, and prospects. Policies, regulations, rules, and the enforcement of laws of the Chinese government may have significant effects on economic conditions in China and the ability of businesses to operate profitably. Our ability to operate profitably may be adversely affected by rapid and unexpected changes in policies by the Chinese government, including changes in laws, regulations, their interpretation, and their enforcement.

If we update or discontinue the use of our manufacturing equipment more quickly than expected, we may have to shorten the useful lives of any equipment to be retired as a result of any such update, and the resulting acceleration in our depreciation could negatively affect our financial results.

We have invested and expect to continue to invest significantly in what we believe is necessary, including tooling, machinery, and other manufacturing equipment, and we depreciate the cost of such equipment over its expected useful lives. However, manufacturing technology may evolve rapidly, and we may decide to update our manufacturing processes more quickly than expected. Moreover, as we ramp the commercial production of our vehicles, our experience may cause us to discontinue the use of already installed equipment in favor of different or additional equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and our results of operations could be negatively impacted.

Our adoption of a traditional dealer distribution network combined with a direct sale approach could limit opportunities to generate sales.

We do leverage the existing network of dealers partnered with FAW Jilin as a pipeline of potential operators of Chijet Locations or distributors (depending on the distribution approach in each region). Moreover, we compete with automakers with well-established distribution channels. If our adoption of a traditional dealer distribution network combined with a direct sale approach results in lost opportunities to generate sales, it could limit our ability to grow. Our expansion of our network of retail locations and service points may not fully meet users’ expectations. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies. Implementing our business model is subject to numerous challenges, including obtaining permits and approvals from government authorities, and we may not be successful in addressing these challenges.

Insufficient reserves to cover future warranty or part replacement needs or other vehicle repair requirements, including any potential software upgrades, could have a material and adverse effect on our business, prospects, financial condition, and results of operations.

We provide a manufacturer’s warranty on all vehicles, components, and systems we sell. We need to maintain reserves to cover part replacement and other vehicle repair needs, including any potential software upgrades or warranty claims. Warranty reserves will include our management team’s best estimate of the projected costs to repair or replace items under warranty. Such estimates are inherently uncertain, particularly in light of our limited operating history and the limited field data available to us, and changes to such estimates based on real-world observations may cause material changes to our warranty reserves in the future. If our reserves are inadequate to cover future maintenance requirements on our vehicles, our business, prospects, financial condition, and results of operations could be materially and adversely affected. We may become subject to significant and unexpected expenses as well as claims from our customers, including loss of revenue or damages. There can be no assurances that then-existing reserves will be sufficient to cover all claims. In addition, if future laws or regulations impose additional warranty obligations on us that go beyond our manufacturer’s warranty, we may be exposed to materially higher warranty, parts replacement, and repair expenses than we expect, and our reserves may be insufficient to cover such expenses.

We may be subject to risks associated with advanced driver assistance system technology. We are also working on adding autonomous driving technology to our vehicles and expect to be subject to the risks associated with this technology. We cannot guarantee that our vehicles will achieve our targeted assisted or autonomous driving functionality within our projected timeframe, or ever.

Our vehicles are planned to be designed with the advanced driver assistance system (“ADAS”) hardware, and we expect to launch automation functionalities and additional capabilities, including autonomous driving (“AD”), over time. ADAS/AD technologies are emerging and subject to known and unknown risks, and there have been accidents and fatalities associated with such technologies. The safety of such technologies depends in part on user interaction, and users, as well as other drivers on the roadways, may not be accustomed to using or adapting to such technologies. In addition, self-driving technologies are the subject of intense public scrutiny and interest, and previous accidents involving autonomous driving features in other vehicles, including alleged failures or misuse of such features, have generated significant negative media attention and government investigations. To the extent accidents associated with our ADAS or AD technologies occur, we could be subject to significant liability, negative publicity, government scrutiny, and further regulation. Any of the foregoing could materially and adversely affect our results of operations, financial condition, and growth prospects.

In addition, we face substantial competition in the development and deployment of ADAS/AD technologies. Many of our competitors and established automakers devoted significant time and resources to developing ADAS/AD technologies. If we are unable to develop competitive or more advanced ADAS/AD technologies in-house or acquire access to such technology via partnerships or investments in other companies or assets, we may be unable to equip our vehicles with competitive ADAS/AD features, which could damage our brand, reduce consumer demand for our vehicles, trigger cancellations of reservations, and could have a material and adverse effect on our business, results of operations, prospects, and financial condition. ADAS/AD technologies are also subject to considerable regulatory uncertainty, which exposes us to additional risks.

We may be impacted by uninsured losses, including losses resulting from product liability, accidents, acts of God, and other claims against us, which could result in payment of substantial damages, decrease our cash reserves, and harm our cash flow and financial condition.

In the ordinary course of our business, we may be subject to losses resulting from product liability, accidents, acts of God, and other claims against us, for which we may have no insurance coverage. While we currently carry various insurance policies, such as commercial general liability, commercial automobile liability, excess liability, product liability, and others, we may not maintain as much insurance coverage as other companies do, and in some cases, we may not maintain any coverage at all. Additionally, the policies we have may include significant deductibles, and we cannot be certain that our insurance coverage will be sufficient to cover all or any future claims against us. A loss that is uninsured or exceeds policy limits may require us to pay substantial amounts, which could adversely affect our financial condition and results of operations. Further, insurance coverage may not continue to be available to us, or if available, may come at a significantly higher cost, especially if insurance providers perceive any increase in our risk profile in the future.

Our vehicles will make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.

The battery packs within our vehicles make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. Any such events or failures of our vehicles, battery packs, or warning systems could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time-consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications or any future incident involving lithium-ion cells, such as a vehicle or other fire, even if such incident does not involve our vehicles, could seriously harm our business and reputation.

Moreover, any failure of a competitor’s electric vehicle or energy storage product, as well as the mishandling of battery cells or a safety issue or fire related to the cells at partners’ manufacturing facilities, may cause indirect adverse publicity for us and our products. Such adverse publicity could negatively affect our brand and harm our business, prospects, results of operations, and financial condition.

Our ability to generate meaningful product revenue will depend on consumer adoption of electric vehicles. However, the market for electric vehicles is still evolving and changes in governmental programs incentivizing consumers to purchase electric vehicles, fluctuations in energy prices, the sustainability of electric vehicles, and other regulatory changes might negatively impact adoption of electric vehicles by consumers. If the pace and depth of electric vehicle adoption develop more slowly than we expect, our revenue may decline or fail to grow, and we may be materially and adversely affected.

We are focusing on developing electric vehicles, and accordingly, our ability to generate meaningful product revenue will highly depend on sustained consumer demand for alternative fuel vehicles in general and electric vehicles in particular. If the market for electric vehicles does not develop as we expect or develops more slowly than we expect, or if there is a decrease in consumer demand for electric vehicles, our business, prospects, financial condition, and results of operations will be harmed. The market for electric and other alternative fuel vehicles is relatively new and rapidly evolving and is characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulations (including government incentives and subsidies), and industry standards, frequent new vehicle announcements, and changing consumer demands and behaviors. Any number of changes in the industry could negatively affect consumer demand for electric vehicles in general and our electric vehicles in particular.

In addition, demand for electric vehicles may be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as sales and financing incentives like tax credits, prices of raw materials and parts and components, cost of fuel or electricity, availability of consumer credit, and governmental regulations, including tariffs, import regulation, and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in downward price pressure and adversely affect our business, prospects, financial condition, and results of operations. Further, sales of vehicles in the automotive industry tend to be cyclical in many markets, which may expose us to increased volatility, especially as we expand and adjust our operations and retail strategies. Specifically, it is uncertain how such macroeconomic factors will impact us as a newer entrant in an industry that has globally been experiencing a recent decline in sales.

Other factors that may influence the adoption of electric vehicles include:

●	perceptions about electric vehicle quality, safety, design, performance and cost;

●	perceptions about the limited range over which electric vehicles may be driven on a single battery charge;

●	perceptions about the total cost of ownership of electric vehicles, including the initial purchase price and operating and maintenance costs, both including and excluding the effect of government and other subsidies and incentives designed to promote the purchase of electric vehicles;

●	concerns about electric grid capacity and reliability;

●	perceptions about the sustainability and environmental impact of electric vehicles, including with respect to both the sourcing and disposal of materials for electric vehicle batteries and the generation of electricity provided in the electric grid;

●	the availability of other alternative fuel vehicles, including plug-in hybrid electric vehicles;

●	improvements in the fuel economy of the internal combustion engine;

●	the quality and availability of service for electric vehicles, especially in international markets;

●	volatility in the cost of oil, gasoline and electricity;

●	government regulations and economic incentives promoting fuel efficiency and alternative forms of energy;

●	access to charging stations and the cost to charge an electric vehicle, especially in international markets, and related infrastructure costs and standardization;

●	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles; and

●	macroeconomic factors.

The influence of any of the factors described above or any other factors may cause a general reduction in consumer demand for electric vehicles or our electric vehicles in particular, either of which would materially and adversely affect our business, results of operations, financial condition, and prospects.

Developments in electric vehicle or alternative fuel technology or improvements in the internal combustion engine may adversely affect the demand for our vehicles.

We may be unable to keep up with changes in electric vehicle technology or alternatives to electricity as a fuel source, and as a result, our competitiveness may suffer. Significant developments in alternative technologies, such as alternative battery cell technologies, hydrogen fuel cell technology, advanced gasoline, ethanol, or natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Existing and other battery cell technologies, fuels, or sources of energy may emerge as customers’ preferred alternative to the technologies in our electric vehicles. Any failure by us to develop new or enhanced technologies or processes or to react to changes in existing technologies could materially delay our development and introduction of new and enhanced electric vehicles, which could result in the loss of competitiveness of our vehicles, decreased revenues, and a loss of market share to competitors. In addition, we expect to compete in part on the basis of our vehicles’ range, efficiency, charging speeds, and performance, and improvements in the technology offered by competitors could reduce demand for our vehicles. As technologies change, we plan to upgrade or adapt our vehicles and introduce new models that reflect such technological developments, but our vehicles may become obsolete, and our research and development efforts may not be sufficient to adapt to changes in alternative fuel and electric vehicle technology. Additionally, as new companies and larger existing vehicle manufacturers continue to enter the electric vehicle space, we may lose any technological advantage we may have and suffer a decline in our competitive position. Any failure by us to successfully react to changes in existing technologies or the development of new technologies could materially harm our competitive position and growth prospects.

Our facilities or operations could be and have been adversely affected by events outside of our control, such as natural disasters, wars, health epidemics, or pandemics, or security incidents.

We may be impacted by natural disasters, wars, health epidemics, pandemics, or other events outside of our control. Further, if major disasters such as earthquakes, wildfires, tornadoes, or other events occur, or if our information system or communications network breaks down or operates improperly, our facilities and manufacturing may be seriously damaged or affected, or we may have to stop or delay production and shipment of our products. In addition, the ongoing COVID-19 pandemic has impacted economic markets, manufacturing operations, supply chains, employment, and consumer behavior across the world, and we have been, and may in the future be, adversely affected as a result. Furthermore, we could be impacted by physical security incidents at our facilities, which could result in significant damage to such facilities that could require us to delay or discontinue production of our vehicles. We may incur significant expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, results of operations, and financial condition.

If vehicle owners customize our vehicles or change the infrastructure with aftermarket products, the vehicle may not operate properly, which may create negative publicity and could harm our business.

Automobile enthusiasts may seek to alter our vehicles to modify their performance, which could compromise vehicle safety systems. Also, customers may customize their vehicles with aftermarket parts that can compromise driver safety. We do not test, nor do we endorse, such changes or products. In addition, the use of improper external cabling or unsafe charging outlets can expose customers to injury from high voltage electricity. Such unauthorized modifications could reduce the safety of our vehicles, and any injuries resulting from such modifications could result in adverse publicity that would negatively affect our brand and harm our business, prospects, financial condition, and operating results.

Risks Related to Cybersecurity and Data Privacy

We rely on our IT systems, and any material disruption to our IT systems could have a material and adverse effect on us.

The availability and effectiveness of our services depend on the continued operation of our information technology and communications systems. We rely on our IT systems, and such systems are vulnerable to damage or interruption from various adverse effects, such as fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm our systems. Our products and services are also highly technical and complex and may contain errors or vulnerabilities that could result in interruptions in our services or the failure of our systems or the systems on which we rely.

Any unauthorized control or manipulation of our products, digital sales tools, and systems could result in a loss of confidence in us and our products.

Our products contain complex information technology systems. We expect to collect, store, transmit, and otherwise process data from vehicles, customers, employees, and other third parties as part of our business operations, which may include personal data or confidential or proprietary information. We also work with third parties that collect, store, and process such data on our behalf and also use digital tools to sell vehicles to our customers. We have created a foundation of security policies and an information security directive and are in the process of creating and testing information security policies to deploy systems. We are creating measures to implement such policies, including encryption technologies, to prevent unauthorized access and plan to continue deploying additional security measures as we grow. Our third-party service providers and vendors will also be obliged to take steps to protect the security and integrity of our and their information technology systems and our and their customers’ information. However, there can be no assurance that such systems and measures will not be compromised as a result of intentional misconduct, including by employees, contractors, or vendors, as well as by software bugs, human error, or technical malfunctions.

Furthermore, hackers may in the future attempt to gain unauthorized access to, modify, alter, and use our vehicles, products, digital sales tools, and systems to (i) gain control of, (ii) change the functionality, user interface, and performance characteristics of, or (iii) gain access to data stored in or generated by our vehicles, products, digital sales tools, and systems. Advances in technology, an increased level of sophistication and diversity of our products, digital sales tools, and services, an increased level of expertise of hackers, and new discoveries in the field of cryptography could lead to a compromise or breach of the measures that we or our service providers use. Our and our service providers’ systems have in the past and may in the future be affected by security incidents. Our systems are also vulnerable to damage or interruption from, among other things, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, computer viruses, computer denial or degradation of service attacks, ransomware, social engineering schemes, domain name spoofing, insider theft, or misuse or other attempts to harm our products and systems. Our and our service providers’ or vendors’ data centers could be subject to break-ins, sabotage, and intentional acts of vandalism causing potential disruptions. Some of our systems will not be fully redundant. Further, our disaster recovery planning is not yet fully developed and cannot account for all eventualities. Any problems at our or our service providers’ or vendors’ data centers could result in lengthy interruptions in our service. There can be no assurance that any security or other operational measures that we or our service providers or vendors have implemented will be effective against any of the foregoing threats or issues.

If we are unable to protect our products, digital sales tools, and systems (and the information stored on such platforms) from unauthorized access, use, disclosure, disruption, modification, destruction, or other breach, such problems or security breaches could have negative consequences for our business and future prospects, subjecting us to substantial fines, penalties, damages, and other liabilities under applicable laws and regulations, incurring substantial costs to respond to, investigate, and remedy such incidents, reducing customer demand for our products, harming our reputation and brand, and compromising or leading to a loss of protection of our intellectual property or trade secrets. In addition, regardless of their veracity, reports of unauthorized access to our vehicles, systems, or data, as well as other factors that may result in the perception that our vehicles, systems, or data are capable of being “hacked,” could negatively affect our brand. In addition, some members of the U.S. federal government, including certain members of Congress and the National Highway Traffic Safety Administration (“NHTSA”), have recently focused attention on automotive cybersecurity issues and may in the future propose or implement regulations specific to automotive cybersecurity. In addition, the United Nations Economic Commission for Europe has introduced new regulations governing connected vehicle cybersecurity, which became effective in January 2021 and are expected to apply in the European Union to all new vehicle types beginning in July 2022 and to all new vehicles produced from July 2024. Such regulations are also in effect, or expected to come into effect, in certain other international jurisdictions. These and other regulations could adversely affect our future business in Europe and other markets, and if such regulations or other future regulations are inconsistent with our approach to automotive cybersecurity, we would be required to modify our systems to comply with such regulations upon entry of such markets, which would impose additional costs and delays and could expose us to potential liability to the extent our automotive cybersecurity systems and practices are inconsistent with such regulation.

In addition, our vehicles depend on the ability of software and hardware to store, retrieve, process, and manage immense amounts of data. Our software and hardware, including any over-the-air or other updates, may contain errors, bugs, design defects, or vulnerabilities, and our systems may be subject to technical limitations that may compromise our ability to meet our objectives. Some errors, bugs, or vulnerabilities may be inherently difficult to detect and may only be discovered after code has been released for external or internal use. Although we will attempt to remedy any issues we observe in our vehicles as effectively and rapidly as possible, such efforts may not be timely, may hamper production, or may not be to the satisfaction of our customers. Additionally, if we are able to deploy updates to the software addressing any issues, but our over-the-air update procedures fail to properly update the software, our customers would then need to arrange for installing such updates to the software, and their software may be subject to deficiencies and vulnerabilities until they do so. Any compromise of our intellectual property, proprietary information, systems, or vehicles or inability to prevent or effectively remedy errors, bugs, vulnerabilities, or defects in our software and hardware may cause us to suffer lengthy interruptions to our ability to operate our business and our customers’ ability to operate their vehicles, damage to our reputation, loss of customers, loss of revenue, governmental fines, investigations or litigation, or liability for damages, any of which could materially and adversely affect our business, results of operations, prospects, and financial condition.

Data privacy concerns are generally increasing, which could result in new legislation, negative public perception of our data collection practices and certain of our services or technologies, and/or changing user behaviors that negatively affect our business and product development plans.

In the course of our operations, we collect, use, store, disclose, transfer, and otherwise process personal information from customers, employees, and third parties with whom we conduct business, including names, accounts, user IDs, and passwords, and payment or transaction-related information. Additionally, we use our vehicles’ electronic systems to log information about vehicle use, such as charge time, battery usage, mileage, and driving behavior, in order to aid us in vehicle diagnostics, repair and maintenance, as well as to help us customize and improve the driving experience.

Data privacy concerns of consumers are generally increasing, which could result in new legislation, negative public perception of our data collection practices and certain of our services or technologies, and/or changing user behaviors that negatively affect our business and product development plans.

We are subject to evolving laws, regulations, standards, policies, and contractual obligations related to data privacy, security, and consumer protection, and any actual or perceived failure to comply with such obligations could harm our reputation and brand, subject us to significant fines and liability, or otherwise adversely affect our business.

Due to our data collection practices, products, services, and technologies, upon entries into relevant jurisdictions, we will be subject to or affected by a number of federal, state, local, and international laws and regulations, as well as contractual obligations and industry standards, that impose certain obligations and restrictions with respect to data privacy and security and govern our collection, storage, retention, protection, use, processing, transmission, sharing, and disclosure of personal information, including that of our employees, customers, and other third parties with whom we conduct business. These laws, regulations, and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material and adverse impact on our business, financial condition, and results of operations.

The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. We may not be able to monitor and react to all developments in a timely manner. The European Union adopted the General Data Protection Regulation (“GDPR”), which became effective on May 25, 2018, and California adopted the California Consumer Privacy Act of 2018 (“CCPA”), which became effective in January 2020. Both the GDPR and the CCPA impose additional obligations on companies regarding the handling of personal data and provide certain privacy rights to individual persons whose data is collected. Compliance with existing, proposed, and recently enacted laws and regulations (including implementation of the privacy and process enhancements called for under the GDPR and CCPA) can be costly, and any failure to comply with these regulatory standards could subject us to legal and reputational risks.

Specifically, the CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. The CCPA includes a framework with potentially severe statutory damages for violations and a private right of action for certain data breaches. The CCPA requires covered businesses to provide California residents with new privacy-related disclosures and new ways to opt-out of certain uses and disclosures of personal information. As we expand our operations, the CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States. Additionally, effective in most respects starting on January 1, 2023, the California Privacy Rights Act (“CPRA”) will significantly modify the CCPA, including by expanding California residents’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA.

Other jurisdictions have begun to propose similar laws. Compliance with applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms to comply with such laws and regulations, which could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business. In particular, certain emerging privacy laws are still subject to a high degree of uncertainty as to their interpretation and application. Failure to comply with applicable laws or regulations or to secure personal information could result in investigations, enforcement actions, and other proceedings against us, which could result in substantial fines, damages, and other liability, as well as damage to our reputation and credibility, which could have a negative impact on our revenues and profits.

We post public privacy policies on our websites and provide privacy notices to the categories of persons whose personal information we collect, process, use, or disclose. Although we endeavor to comply with our published policies and other documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, contractors, service providers, vendors, or other third parties fail to comply with our published policies and documentation. Such failures could carry similar consequences or subject us to potential local, state, and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices. Claims that we have violated individuals’ privacy rights or failed to comply with data protection laws or applicable privacy notices could, even if we are not found liable, be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities, and other third parties of security breaches involving certain types of data. Such laws may be inconsistent or may change, or additional laws may be adopted. In addition, our agreements with certain customers may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, penalties or fines, litigation, and our customers losing confidence in the effectiveness of our security measures, and could require us to expend significant capital and other resources to respond to or alleviate problems caused by the actual or perceived security breach. Any of the foregoing could materially and adversely affect our business, prospects, results of operations, and financial condition.

Risks Related to Our Employees and Human Resources

Our ability to effectively manage our growth relies on the performance of highly skilled personnel, including our Chief Executive Officer Mu Hongwei, our senior management team, and other key employees, and our ability to recruit and retain key employees. The loss of key personnel or an inability to attract, retain, and motivate qualified personnel may impair our ability to expand our business.

Our success is substantially dependent upon the continued service and performance of our senior management team and key personnel with digital, technical, and automotive expertise. Although we anticipate that our management and key personnel will remain in place, it is possible that we could lose some key personnel. For example, we are highly dependent on the services of Mu Hongwei, our Chief Executive Officer. Mr. Mu has a significant influence on and is a driver of our business plan and business, design, and technology development. If Mr. Mu were to discontinue his service to us, we would be significantly disadvantaged. The replacement of any members of our senior management team or other key personnel would likely involve significant time and costs and may significantly delay or prevent the achievement of our business objectives. Our future success also depends, in part, on our ability to continue to attract, integrate, and retain highly skilled personnel.

Competition for highly skilled personnel is frequently intense. As with any company, there can be no guarantee that we will be able to attract such individuals or that the presence of such individuals will necessarily translate into our profitability. Because we operate in a newly emerging industry, there may also be limited personnel available with relevant business experience, and such individuals may be subject to non-competition and other agreements that restrict their ability to work for us. Our inability to attract and retain key personnel may materially and adversely affect our business operations. Any failure by our management to effectively anticipate, implement, and manage the changes required to sustain our growth would have a material and adverse effect on our business, financial condition, and results of operations.

Misconduct by our employees and independent contractors during and before their employment with us could expose us to potentially significant legal liabilities, reputational harm, and/or other damages to our business.

Many of our employees play critical roles in ensuring the safety and reliability of our vehicles and/or our compliance with relevant laws and regulations. Certain of our employees have access to sensitive information and/or proprietary technologies and know-how. While we have adopted codes of conduct for all of our employees and implemented policies relating to intellectual property, confidentiality, and the protection of company assets, we cannot assure you that our employees will always abide by these codes, policies, and procedures, nor that the precautions we take to detect and prevent employee misconduct will always be effective. If any of our employees engages in any misconduct, illegal or suspicious activities, including but not limited to misappropriation or leakage of sensitive customer information or proprietary information, we and such employees could be subject to legal claims and liabilities, and our reputation and business could be adversely affected as a result.

In addition, while we have screening procedures during the recruitment process, we cannot assure you that we will be able to uncover misconduct of job applicants that occurred before we offered them employment, or that we will not be affected by legal proceedings against our existing or former employees as a result of their actual or alleged misconduct. Any negative publicity surrounding such cases, especially in the event that any of our employees is found to have committed any wrongdoing, could negatively affect our reputation and may have an adverse impact on our business.

Furthermore, we face the risk that our employees and independent contractors may engage in other types of misconduct or other illegal activity, such as intentional, reckless, or negligent conduct that violates production standards, workplace health and safety regulations, fraud, abuse, or consumer protection laws, other similar non-U.S. laws, or laws that require the true, complete, and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, prospects, financial condition, and results of operations, including, without limitation, the imposition of significant civil, criminal, and administrative penalties, damages, monetary fines, disgorgement, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our business, prospects, financial condition, and results of operations.

Risks Related to Litigation and Regulations

We are subject to evolving laws and regulations that could impose substantial costs, legal prohibitions, or unfavorable changes upon our operations or products, and any failure to comply with these laws and regulations, including as they evolve, could result in litigation and substantially harm our business and results of operations.

We have been subject to complex environmental, manufacturing, health, and safety laws and regulations at numerous jurisdictional levels, including laws relating to the use, handling, storage, recycling, disposal, and human exposure to hazardous materials and with respect to constructing, expanding, and maintaining our facilities. For example, we are subject to laws, regulations, and regulatory agencies like the Provisions on the Administration of Investments in the Automotive Industry in China. The costs of compliance, including remediating contamination if any is found on our properties and any changes to our operations mandated by new or amended laws, may be significant. We may also face unexpected delays in obtaining permits and approvals required by such laws in connection with the manufacturing and sale of our vehicles, which would hinder our ability to conduct our operations. Such costs and delays may adversely impact our business prospects and results of operations. Furthermore, any violations of these laws may result in litigation, substantial fines and penalties, remediation costs, third-party damages, or a suspension or cessation of our operations.

In addition, motor vehicles are subject to substantial regulation under international, federal, state, and local laws. We have incurred, and expect to continue to incur, significant costs in complying with these regulations. Any failures to comply could result in litigation, significant expenses, delays, or fines. Generally, vehicles must meet or exceed mandated motor vehicle safety standards to be certified under applicable regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving certification. Any future vehicles will be subject to substantial regulation under federal, state, and local laws and standards. These regulations include those promulgated by various government agencies, and compliance certification is required for each new model year and changes to the model within a model year. These laws and standards are subject to change from time to time, and we could become subject to additional regulations in the future, which would increase the effort and expense of compliance. In addition, federal, state, and local laws and industrial standards for electric vehicles are still developing, and we face risks associated with changes to these regulations, which could have an impact on the acceptance of our electric vehicles, and increased sensitivity by regulators to the needs of established automobile manufacturers with large employment bases, high fixed costs, and business models based on the internal combustion engine, which could lead them to pass regulations that could reduce the compliance costs of such established manufacturers or mitigate the effects of government efforts to promote electric vehicles. Compliance with these regulations is challenging, burdensome, time-consuming, and expensive. If compliance results in litigation, delays, or substantial expenses, our business could be adversely affected.

We or our subsidiaries may have undertaken, or in the future may choose to or be compelled to undertake, product recalls or to take other actions that could result in litigation and adversely affect our business, prospects, results of operations, reputation, and financial condition.

Product recalls, if any occur, may result in litigation and adverse publicity and may damage our reputation and adversely affect our business, prospects, results of operations, and financial condition. In the future, we may, voluntarily or involuntarily, initiate a recall if any of our electric vehicles or components (including our battery cells) prove to be defective or noncompliant with applicable federal motor vehicle safety standards. If a large number of vehicles are the subject of a recall or if needed replacement parts are not in adequate supply, we may be unable to service and repair recalled vehicles for a significant period of time. These types of disruptions could jeopardize our ability to fulfill existing contractual commitments or satisfy demand for our electric vehicles and could also result in the loss of business to our competitors. Such recalls, whether caused by systems or components engineered or manufactured by us or our suppliers, would involve significant expense and diversion of management’s attention and other resources, which could adversely affect our brand image in our target market and our business, prospects, results of operations, and financial condition.

We may in the future be subject to legal proceedings, regulatory disputes, and governmental inquiries that could cause us to incur significant expenses, divert our management’s attention, and materially harm our business, results of operations, cash flows, and financial condition.

From time to time, we may be subject to claims, lawsuits, government investigations, and other proceedings involving product liability, consumer protection, competition and antitrust, intellectual property, privacy, securities, tax, labor and employment, health and safety, our direct distribution model, environmental claims, commercial disputes, corporate, and other matters that could adversely affect our business, results of operations, cash flows, and financial condition. In the ordinary course of business, we have been the subject of complaints or litigation, including claims.

Litigation and regulatory proceedings may be protracted and expensive, and the results are difficult to predict. Additionally, our litigation costs could be significant, even if we achieve favorable outcomes. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify, make temporarily unavailable, or stop manufacturing or selling our vehicles in some or all markets, all of which could negatively affect our sales and revenue growth and adversely affect our business, prospects, results of operations, cash flows, and financial condition.

The results of litigation, investigations, claims, and regulatory proceedings cannot be predicted with certainty, and determining reserves for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurances that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, results of operations, cash flows, and financial condition. In addition, the threat or announcement of litigation or investigations by governmental authorities or other parties, irrespective of the merits of the underlying claims, may itself have an adverse impact on the trading price of our securities.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, results of operations, and financial condition. The automotive industry experiences significant product liability claims, and we face inherent risks of exposure to claims in the event our vehicles do not perform or are claimed not to perform as expected or malfunction, resulting in property damage, personal injury, or death. We also expect that, as is true for other automakers, our vehicles will be involved in crashes resulting in death or personal injury, and even if not caused by the failure of our vehicles, we may face product liability claims and adverse publicity in connection with such incidents. In addition, we may face claims arising from or related to failures, claimed failures, or misuse of new technologies that we expect to offer, including ADAS/AD features and future upgrades in our vehicles. In addition, the battery packs that we utilize make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells (see “—Risks Related to Our Business and Industry—Our vehicles will make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.”). Any such events or failures of our vehicles, battery packs, or warning systems could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time-consuming and expensive.

A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim against us or our competitors could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of our future vehicles, which would have material and adverse effects on our brand, business, prospects, and results of operations. Our insurance coverage might not be sufficient to cover all potential product liability claims, and insurance coverage may not continue to be available to us or, if available, may be at a significantly higher cost. Any lawsuit seeking significant monetary damages or other product liability claims may have a material and adverse effect on our reputation, business, and financial condition.

Our suppliers and manufacturing partners may be exposed to delays, limitations, and risks related to the environmental permits and other operating permits required to operate manufacturing facilities for our vehicles.

Operation of an automobile manufacturing facility requires land use and environmental permits and other operating permits from federal, state, and local government entities. We may expand our manufacturing capacities by entering into additional agreements with our suppliers and manufacturing partners over time to achieve a future target production capacity and will be required to apply for and secure various environmental, wastewater, and land use permits and certificates of occupancy necessary for the commercial operation of such expanded and additional facilities. Delays, denials, or restrictions on any of the applications for or assignment of the permits to operate our manufacturing facilities could adversely affect our ability to execute on our business plans and objectives based on our current target production capacity or our future target production capacity.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet reporting obligations, or prevent fraud. As a result, our security holders could lose confidence in our financial and other public reporting, which would harm our business and trading price of our securities.

In the course of preparing and auditing consolidated financial statements for the year ended December 31, 2022, we and our independent registered public accounting firm identified two material weaknesses in our internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The two material weaknesses that have been identified relate to (i) lack of sufficient internal capabilities and resources with relevant experience, skills, and knowledge in accounting and financial reporting under the requirements of U.S. GAAP and rules set forth by the SEC to prepare financial statements and related footnote disclosures in accordance with U.S. GAAP, and (ii) lack of regular reconciliations with third-party suppliers and customers, which increases the risk of inaccurate financial reporting because transactions could be improperly recorded and the misstatements might not be identified and corrected on a timely basis.

Following the identification of the material weaknesses, we have taken measures to remedy the material weakness. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023 after the remediation. For details on these measures, please see “Item 15. Controls and Procedures—Internal Control over Financial Reporting.”

However, in the future, we may determine that we have additional material weaknesses, or our independent registered public accounting firm may disagree with our management assessment of the effectiveness of our internal controls, after conducting its own independent testing. Our failure to correct any future material weaknesses or failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis, which could cause investors to lose confidence in our reported financial information, resulting in volatility in and a decline in the market price of our securities.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, they might have identified additional material weaknesses and deficiencies. We are subject to the Sarbanes-Oxley Act of 2002, and the Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of its internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, the reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

We are subject to various environmental, health, and safety laws and regulations that could impose substantial costs on us and cause delays in expanding our production capabilities.

Our manufacturing partners’ operations are subject to environmental laws and regulations in different jurisdictions. Environmental, health, and safety laws and regulations are complex, and we have limited experience complying with them. Moreover, we may be affected by future amendments to such laws or other new environmental, health, and safety laws and regulations which may require us to change our operations, potentially resulting in a material and adverse effect on our business, prospects, results of operations, and financial condition. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations could result in litigation and substantial fines and penalties, third-party damages, suspension of production or a cessation of operations.

We are planning to introduce ADAS/AD technology, which is subject to uncertain and evolving regulations.

We expect to introduce ADAS/AD technologies into our vehicles over time. ADAS/AD technology is subject to considerable regulatory uncertainty as the law in different jurisdictions evolves to catch up with the rapidly evolving nature of the technology itself, all of which is beyond our control. There is a variety of government regulations that may apply to self-driving and driver-assisted vehicles, which include many existing vehicle standards that were not originally intended to apply to vehicles that may not have a driver. Self-driving laws and regulations are expected to continue to evolve in numerous jurisdictions in China and foreign countries, which increases the likelihood of a patchwork of complex or conflicting regulations that may delay products or restrict self-driving features and availability, which could adversely affect our business. Any such requirements or limitations could impose significant expense or delays and could harm our competitive position, which could adversely affect our business, prospects, results of operations, and financial condition.

The unavailability, reduction, elimination or the conditionality of certain government and economic programs could have a material and adverse effect on our business, prospects, financial condition, and results of operations.

We have benefited from government subsidies, economic incentives, and government policies that support the growth of electric vehicles. These government and economic programs are subject to certain limits as well as changes that are beyond our control, and we cannot assure you that future changes, if any, would be favorable to our business and could result in margin pressures. For example, if government regulations and economic programs have the effect of imposing electric vehicle production quotas on automobile manufacturers, the market for electric vehicles may become oversaturated. Further, any uncertainty or delay in collection of the government subsidies may also have an adverse impact on our financial condition. Any of the foregoing could materially and adversely affect our business, financial condition, and results of operations.

Furthermore, we may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans, and other incentives for which we may apply. As a result, our business and prospects may be adversely affected.

Risks Related to Intellectual Property

We may fail to adequately obtain, maintain, enforce, and protect our existing and future intellectual property and licensing rights, and we may not be able to prevent third parties from unauthorized use of our intellectual property and proprietary technology. If we are unsuccessful in any of the foregoing, our competitive position could be harmed, and we could be required to incur significant expenses to enforce our rights.

Our ability to compete effectively is dependent in part upon our ability to obtain, maintain, enforce, and protect our existing and future intellectual property, proprietary technology, and licensing rights, but we may not be able to prevent third parties from the unauthorized use of our intellectual property and proprietary technology, which could harm our business and competitive position. We establish and protect our intellectual property and proprietary technology through a combination of licensing agreements, nondisclosure and confidentiality agreements, and other contractual provisions, as well as through patent, trademark, copyright, and trade secret laws in China. Despite our efforts to obtain and protect intellectual property rights, there can be no assurance that these protections will be available in all cases, or will guarantee our success in claiming the intellectual property rights, or will be adequate or timely to prevent our competitors or other third parties from copying, reverse engineering, or otherwise obtaining and using our technology or products or seeking court declarations that they do not infringe, misappropriate, or otherwise violate our intellectual property. Failure to adequately obtain, maintain, enforce, and protect our intellectual property could result in our competitors offering identical or similar products, potentially resulting in the loss of our competitive advantage and a decrease in our revenue, which would adversely affect our business, prospects, financial condition, and results of operations.

The measures we take to obtain, maintain, protect, and enforce our intellectual property, including preventing unauthorized use by third parties, may not be effective for various reasons, including the following:

●	any patent application we file may not result in the issuance of a patent;

●	We may not be the first inventor of the subject matter to which it has filed a particular patent application, and/or it may not be the first party to file such a patent application;

●	the scope of our issued patents may not be sufficient to protect our inventions and proprietary technology;

●	Our issued patents may be challenged by our competitors or other third parties and invalidated by courts or other tribunals;

●	patents have a finite term, and competitors and other third parties may offer identical or similar products after the expiration of our patents that cover such products;

●	Our employees, contractors or business partners may breach their confidentiality, non-disclosure and non-use obligations;

●	We may not be able to claim rights to the intellectual property rights we collaborate with third-parties to develop; or may not be the exclusive licensee to a developed patents or technology;

●	competitors and other third parties may independently develop technologies that are the same or similar to ours;

●	the costs associated with enforcing patents or other intellectual property rights, or confidentiality and invention assignment agreements may make enforcement impracticable; and

●	competitors and other third parties may circumvent or otherwise design around our patents or other intellectual property.

Patent, trademark, copyright, and trade secret laws vary significantly throughout the world. The laws of some countries, including countries in which we produce or will sell our products, may not be as protective as the laws in the United States, and mechanisms for obtaining and enforcing intellectual property rights may be ineffectual or inadequate. Further, policing the unauthorized use of our intellectual property in some jurisdictions may be difficult or too expensive to be practical. In addition, third parties may seek to challenge, invalidate, or circumvent our patents, trademarks, copyrights, trade secrets, or other intellectual property, or applications for any of the foregoing, which could permit our competitors or other third parties to develop and commercialize products and technologies that are the same or similar to ours.

While we have registered and applied for registration of trademarks in an effort to protect our brand and goodwill with customers, competitors, or other third parties have in the past and may in the future oppose our trademark applications or otherwise challenge our use of the trademarks and other brand names in which we have invested. Such oppositions and challenges can be expensive and may adversely affect our ability to maintain the goodwill gained in connection with a particular trademark. In addition, we may lose our trademark rights if we are unable to submit specimens or other evidence of use by the applicable deadline to perfect such trademark rights.

Furthermore, we cannot be certain that these agreements will not be breached and that third parties will not improperly gain access to our trade secrets, know-how, and other proprietary technology. Third parties may also independently develop the same or substantially similar proprietary technology. Monitoring unauthorized use of our intellectual property is difficult and costly, as are the steps we have taken or will take to prevent misappropriation.

We have acquired or licensed, and plan to further acquire licenses, patents, and other intellectual property from third parties, including suppliers and service providers, and we may face claims that our use of this acquired or in-licensed technology infringes, misappropriates, or otherwise violates the intellectual property rights of third parties. In such cases, we will seek indemnification from our licensors or other applicable entities. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses. Furthermore, disputes may arise with our licensors or other applicable entities regarding the intellectual property subject to, and any of our rights and obligations under, any license or other commercial agreement.

To prevent the unauthorized use of our intellectual property, it may be necessary to prosecute actions for infringement, misappropriation, or other violation of our intellectual property against third parties. Any such action could result in significant costs and diversion of our resources and management’s attention, and there can be no assurances that we will be successful in any such action, and may result in a loss of intellectual property rights. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we currently do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing, misappropriating, or otherwise violating our intellectual property. Any of the foregoing could adversely affect our business, prospects, financial condition, and results of operations.

We use other parties’ software and other intellectual property in our proprietary software, including “open source” software. Any inability to continuously use such software or other intellectual property in the future could have a material adverse impact on our business, financial condition, results of operations, and prospects.

We use open source software in our products and anticipate using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or other courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement, which may be a costly and time-consuming process, and we may not be able to complete the re-engineering process successfully.

Additionally, the use of certain open source software can lead to greater risks than use of other parties’ commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have a material and adverse effect on our business, financial condition, and results of operations.

We may become subject to claims of intellectual property infringement by third parties which, regardless of merit, could be time-consuming and costly and result in significant legal liability, and could negatively impact our business, financial condition, results of operations, and prospects.

Our competitors or other third parties may hold or obtain patents, copyrights, trademarks, or other proprietary rights that could prevent, limit, or interfere with our ability to make, use, develop, sell, or market our products and services, which could make it more difficult for us to operate. From time to time, the holders of such intellectual property rights may assert their rights and urge us to take licenses and/or may bring suits alleging infringement or misappropriation of such rights, which could result in substantial costs, negative publicity, and management attention, regardless of merit. While we endeavor to obtain and protect the intellectual property rights that we expect will allow us to retain or advance our strategic initiatives, there can be no assurance that we will be able to adequately identify and protect the portions of intellectual property that are strategic to our business, or mitigate the risk of potential suits or other legal demands by our competitors. Accordingly, we may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses and associated litigation could significantly increase our operating expenses. In addition, if we are determined to have or believe there is a high likelihood that we have infringed upon a third party’s intellectual property rights, we may be required to cease making, selling, or incorporating certain components or intellectual property into our goods and services, to pay substantial damages and/or license royalties, to redesign our products and services and/or to establish and maintain alternative branding for our products and services. In the event that we are required to take one or more such actions, our brand, business, financial condition, and operating results may be harmed.

Risks Related to Financing and Strategic Transactions

We will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.

We anticipate that we will need to raise additional funds through equity or debt financings. Our business is capital-intensive, and we expect that the costs and expenses associated with our planned operations will continue to increase in the near term. We do not expect to achieve positive cash flow from operations in the short term, if at all. Our plan to grow our business is dependent upon the timely availability of funds and further investment in development, component procurement, testing, and the build-out of manufacturing capabilities. In addition, the fact that we have a limited operating history means that we have limited historical data on the demand for our vehicles. As a result, our future capital requirements are uncertain, and actual capital requirements may be greater than what we currently anticipate.

If we raise additional funds through further issuances of equity or convertible debt securities, our shareholders could suffer significant dilution and economic loss, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our current equity securities. Any debt financing in the future could involve additional restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

We may not be able to obtain additional financing on terms favorable to us, if at all. Our ability to obtain such financing could be adversely affected by a number of factors, including general conditions in the global economy and in the global financial markets, including recent volatility and disruptions in the capital and credit markets, including as a result of the ongoing COVID-19 pandemic, inflation, interest rate changes, and the ongoing conflict between Ukraine and Russia, or investor acceptance of our business model. These factors may make the timing, amount, terms, and conditions of such financing unattractive or unavailable to us. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, we will have to significantly reduce our spending, delay or cancel our planned activities, or substantially change our corporate structure, and we might not have sufficient resources to conduct or support our business as projected, which would have a material and adverse effect on our results of operations, prospects, and financial condition.

Our financial results may vary significantly from period to period due to fluctuations in our operating costs, product demand, and other factors.

We expect our period-to-period financial results to vary based on our operating costs and product demand, which we anticipate will fluctuate as we continue to design, develop, and manufacture new vehicles, increase production capacity, and establish or expand design, research and development, production, sales, and service facilities. Our revenues from period to period may fluctuate as we identify and investigate areas of demand, adjust volumes, and add new product derivatives based on market demand and margin opportunities, develop and introduce new vehicles, or introduce existing vehicles to new markets for the first time. In addition, automotive manufacturers typically experience significant seasonality, with comparatively low sales in the first quarter and comparatively high sales in the fourth quarter. Our period-to-period results of operations may also fluctuate because of other factors including labor availability and costs for hourly and management personnel; profitability of our vehicles, especially in new markets; changes in interest rates; impairment of long-lived assets; macroeconomic conditions, both internationally and locally; negative publicity relating to our vehicles; changes in consumer preferences and competitive conditions; or investment in expansion into new markets. As a result of these factors, we believe that period-to-period comparisons of our financial results, especially in the short term, may have limited utility as an indicator of future performance. Significant variation in our quarterly performance could significantly and adversely affect the trading price of our securities.

Risks Related to Doing Business in China

The Holding Foreign Companies Accountable Act (“HFCAA”), together with recent joint statement by the SEC and PCAOB, Nasdaq rule changes, a determination by the PCAOB that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments add uncertainties to our ability to be listed on U.S. stock exchanges.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the disclosure, financial reporting and other risks associated with investing in companies based in or have substantial operations in emerging markets including China as well as the limited remedies available to investors who might take legal action against such companies. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors. These proposals were approved by the SEC on October 4, 2021. These developments add uncertainties to our ability to be listed on U.S. stock exchanges, including the possibility that Nasdaq can stop trading in our securities if the PCAOB cannot inspect or fully investigate our auditor.

Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

On May 20, 2020 and December 2, 2020, the United States Senate and the United States House of Representatives, respectively, passed S. 945, the HFCAA, which was signed into law on December 18, 2020. The HFCAA requires a foreign company to certify that it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited from trading on a national exchange. On June 22, 2021, the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which has been introduced in the United States House of Representatives. This Act, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before our Ordinary Shares may be prohibited from trading or delisted. On February 4, 2022, the United States House of Representatives passed a bill, which contained, among other things, an identical provision. If this provision is enacted into law, the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA will be reduced from three years to two. Although we believe that the HFCAA and the related regulations do not currently affect us, we cannot assure you that there will not be any further implementations and interpretations of the HFCAA or the related regulations, which might pose regulatory risks to and impose restrictions on us because of our primary operations in China.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On December 2, 2021, the SEC issued final rules under the HFCAA, which became effective on January 10, 2022, amending the disclosure requirements in annual reports. These amendments apply to registrants that the SEC identifies as having filed an annual report issued by a registered public accounting firm that is located in a foreign jurisdiction that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The amendments require the submission of documentation to the Commission establishing that such a registrant is not owned or controlled by a governmental entity in that foreign jurisdiction and also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such registrants. The Commission is to identify a reporting company that has retained a registered public accounting firm to issue an audit report where that registered public accounting firm has a branch or office that:

●	Is located in a foreign jurisdiction; and

●	The PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction.

Once identified, Section 104(i)(2)(B) of the Sarbanes-Oxley Act requires these issuers, which the SEC refers to as “Commission-Identified Issuers,” to submit in connection with their annual report documentation to the Commission establishing that they are not owned or controlled by a governmental entity in that foreign jurisdiction and to name any director who is affiliated with the Chinese Communist Party or whether the company’s articles include any charter of the Chinese Communist Party.

On December 16, 2021, the PCAOB determined that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. Our former auditor, UHY LLP, an independent registered public accounting firm headquartered in the United States, was not included in the determinations made by the PCAOB on December 16, 2021. Our current auditor, Assentsure PAC, an independent registered public accounting firm headquartered in Singapore, was not included in the determinations made by the PCAOB on December 16, 2021. Assentsure PAC is currently subject to PCAOB inspections and will be inspected by the PCAOB on a regular basis, with the upcoming inspecting expected in September 2024.

In the event the PCAOB expands the category of firms which it cannot inspect in future and include our current auditor Assentsure PAC in the list, we must change our independent auditor in sufficient time so as to meet the requirements of SEC and Nasdaq. If we fail to change auditors to meet the SEC and Nasdaq requirements, we will be delisted from the Nasdaq, and our Ordinary Shares are unable to be listed on another securities exchange or traded on an over-the-counter market in the United States, your ability to sell or purchase our Ordinary Shares when you wish to do so will be impaired, and the risk and uncertainty associated with a potential delisting would have a negative impact on the market for and the price of our Ordinary Shares. We cannot assure you that, because our books and records are located in China, we will in the future be able to become an issuer that is not a Commission-Identified Issuer, in which event our Ordinary Shares may not be tradable in any United States stock exchange or market and it may be necessary for us to list on a foreign exchange in order that our Ordinary Shares can be traded. It is possible that, in the event trading in our stock in the United States is no longer possible, you may lose the entire value of your Ordinary Shares.

On August 26, 2022, the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance (the “MOF”), and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCAA by decreasing the number of non-inspection years from three years to two, thus reducing the time period before our Ordinary Shares may be prohibited from trading or delisted.

On May 10, 2023, PCAOB releases 2022 Inspection Reports for mainland China, Hong Kong audit firms. PCAOB stated that the reports show unacceptable rates of Part I.A deficiencies, but it is not unexpected to find such high rates of deficiencies in jurisdictions that are being inspected for the first time and the deficiencies identified by PCAOB staff at the firms in mainland China and Hong Kong are consistent with types and number of findings the PCAOB has encountered in other first-time inspections around the world.

However, uncertainties still exist whether the framework will be fully complied. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the CSRC, the SEC, the PCAOB or Nasdaq will take to address implementation and other issues that may develop and what impact those actions will have on companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market).

Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our Ordinary Shares on Nasdaq, which could materially impair the market for and market price of our shares.

There may be changes from time to time in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protections available to you and us.

Our PRC subsidiaries are subject to various PRC laws, rules and regulations generally applicable to companies in China. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China.

As relevant laws and regulations are relatively new and the PRC legal system continues to rapidly evolve and may change with little advance notice, the interpretations and enforcement of many laws, regulations and rules are always subject to change. As a result, under certain circumstances, it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. For example, on December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law, which will come into effect on July 1, 2024 and supersede the existing PRC Company Law. The amended PRC Company Law provides stricter requirements on capital contribution of a company established in the PRC. According to the amended PRC Company Law, we may be required to fulfill the obligations of capital contribution to our PRC subsidiaries within a much shorter period than the currently effective period. However, since the amended PRC Company Law is still relatively new, there is still uncertainty regarding the implementation and interpretation of the amended PRC Company Law.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business, impede our ability to continue our operations and reduce the value of your investment in Chijet.

Such uncertainties, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof, could limit the legal protections available to us and our investors, including you.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over cybersecurity, particularly for companies seeking to list on a foreign exchange, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity, data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business.

The Chinese government has recently indicated an intent to exert oversight and control over overseas securities offerings and other capital markets activities and foreign investment in mainland China-based companies like us. The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters.

On November 14, 2021, the Cyberspace Administration of China, or the CAC, released the Network Internet Data Protection Draft Regulations (draft for comments), which reiterates that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year.

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and became effective on February 15, 2022, and replaced the previous version published on April 13, 2020. According to the Measures for Cybersecurity Review (2021 version), critical information infrastructure operators, or CIIOs, that purchase network products and services, and network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review. In addition, the relevant regulatory authorities are still entitled to impose security reviews on network products and services that are deemed capable of affecting national security. The network platform operators who possess personal information of more than one million users and intend to be listed at a foreign stock exchange must be subject to the cybersecurity review. CIIOs and network platform operators may voluntarily file for a cybersecurity review with CAC prior to purchasing network products and services if they deem their behavior affects or may affect national security based on self-assessment and self-evaluation. Notwithstanding the voluntary filing, the relevant authorities are entitled to initiate cybersecurity reviews accordingly. We believe that we were not subject to the cybersecurity review in connection with our listing and previous issuance of securities to foreign investors since (i) as companies that engaged in the research and development, production and sales of vehicles, including EVs, we and our subsidiaries are unlikely to be classified as CIIOs under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure promulgated by the State Council on July 30, 2021; and (ii) we and our subsidiaries possess personal information of less than one million users. In addition, although we have not received any regulatory notice that identifies us as a CIIO from any PRC governmental authority, we cannot rule out the possibility that we, or certain of our customers or suppliers, may be deemed as a CIIO. If we are deemed as a CIIO, our purchases of network products or services, if deemed to be affecting or may affect national security, will need to be subject to a cybersecurity review, before we can enter into agreements with relevant customers or suppliers, and before the conclusion of such procedures, these customers will not be allowed to use our offerings or services, and we are not allowed to purchase products or services from our suppliers. As there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we could be subject to cybersecurity review, and if so, we may not be able to pass such review. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect.

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfers, which took effect on September 1, 2022. Such measures stipulate that data processors who provide overseas the important data collected and generated during operations within the PRC and personal information that shall be subject to security assessment shall conduct a security assessment. On March 22, 2024, the CAC issued Provisions on Facilitating and Regulating Cross-border Data Flows, which provided that data handlers shall identify and declare important data in accordance with relevant rules. In accordance with these provisions, data handlers who provide data abroad, and meet any of the following conditions, are required to declare the outbound data transfer the security assessment to the national cyberspace administration authority through the provincial-level cyberspace administration authority where the data handlers are located: (i) critical information infrastructure operators providing personal information or important data abroad; (ii) data handlers other than critical information infrastructure operator providing important data abroad or cumulatively providing abroad personal information without any sensitive personal information of more than one million individuals or sensitive personal information of more than 10,000 individuals since January 1 of the current year. The assessment results of the data export are valid for three years. In addition, these provisions provide certain exemptions from obligations under the circumstances of cross-border data transfer, including, among others, the obligations for declaring data security assessment, concluding a standard contract for provisions of personal information abroad or passing the certification for personal information protection. As of the date of this annual report, such measures have not materially affected our business or results of operations.

On February 24, 2023, the CSRC, together with other PRC government authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality and Archives Administration Provisions”), which have come into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files shall be subject to corresponding procedures in accordance with relevant laws and regulations. We believe that we and our subsidiaries have not and will not provide or publicly disclose documents or materials involving state secrets or work secrets of PRC government agencies or which may adversely affect national security or public interests, to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. Any failure or perceived failure by us or our subsidiaries to comply with the above confidentiality and archives administration requirements under the Confidentiality and Archives Administration Provisions and other PRC laws and regulations may result in that the relevant entities would be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. We cannot assure you, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the cybersecurity review and subject us to penalties for non-compliance.

As of the date of this annual report, we believe we are in compliance with the regulations or policies that have been issued by the CAC to date in general, with the other subsidiaries in China are not subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the existing regulations or policies that have been issued by the CAC. There remains uncertainty, however, as to how the regulations or policies issued by the CAC will be interpreted or implemented and whether the CAC may adopt new laws, regulations, rules, or detailed implementation and interpretation. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. Any inability to adequately address cybersecurity and data protection concerns, even if unfounded, or failure to comply with such standards, could result in inquiries and other proceedings or actions against us by governmental authorities, users, consumers or others, such as warnings, fines, penalties, required rectifications and/or other sanctions, as well as negative publicity and damage to our reputation, which could have an adverse effect on our business and results of operations.

Furthermore, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may influence our operations at any time, which are beyond our control. Therefore, any such action may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer securities to you and cause our securities to significantly decline in value or become worthless.

The CSRC has recently released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or such shares to become worthless.

The Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles and to the Business Combination (including the offering of Chijet Motor Ordinary Shares to U.S. investors). If CSRC approval under the M&A Rules is required, it is uncertain whether we are able to and how long it will take for us to obtain such approval, and, even if we obtain such CSRC approval, the approval could be rescinded.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which have come into effect on March 31, 2023. The Trial Measures apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, or PRC domestic companies, directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies, or indirect offerings. An equity or equity linked securities offering by an overseas company will be deemed an indirect offering if (i) more than 50% of such overseas company’s consolidated revenues, profit, total assets or net assets that are derived from its audited consolidated financial statements for the most recently completed fiscal year are attributable to PRC domestic companies, and (ii) any of the following three circumstances applies: key components of its operations are carried out in the PRC; its principal places of business are located in the PRC; or the majority of the senior management members in charge of operation and management are PRC citizens or residents. The determination will be made on the basis of “substance over form.” The Trial Measures requires (1) the filings of the overseas offering and listing plan by the PRC domestic companies with the CSRC under certain conditions, and (2) the filing of their underwriters with the CSRC under certain conditions and the submission of an annual report to the CSRC within the required timeline. The Trial Measures further provide that companies that have been listed overseas prior to March 31, 2023 constitute “Existing Issuers” and are not required to conduct the overseas listing filing procedure immediately, but shall carry out filing procedures as required if they conduct secondary or dual primary listing, follow-on offerings, bond offerings or are involved in other circumstances that require filing with the CSRC. Specifically, the filing for a follow-on offering by an issuer conducted in the same overseas market where it has previously offered or listed securities should be submitted to the CSRC within three business days after the completion of such follow-on offering. The filing for subsequent securities offerings and listings of an issuer in other overseas markets than where it has offered and listed should be submitted to the CSRC within three business days after the filing of such issuer’s listing application overseas. Once listed overseas, an issuer is further required to report to the CSRC within three business days after the occurrence of any of the following major events: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by foreign securities regulatory agencies or relevant competent authorities with respect to the issuer; (iii) change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the issuer. If a PRC company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, or the Notice on Overseas Filing, which, among others, clarifies that: (i) on or prior to the effective date of the Trial Measures, the PRC domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and should complete the filing before the completion of their overseas offering and listing; (ii) a six-month transition period will be granted to PRC domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of registration in the market of the United States), but have not completed the indirect overseas listing; and follow-on offerings of such companies will need to comply with the Trial Measures.

As our PRC subsidiaries accounted for more than 50% of our consolidated revenues, profit, total assets or net assets for the fiscal years ended December 31, 2022 and 2021, and the key components of our operations are carried out in the PRC, we will be subject to the filing requirements under the Trial Measures with respect to our future follow-on offerings.

The Trial Measures may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Trial Measures on a timely basis, or at all. In addition, if CSRC or other governmental authorities subsequently promulgate new rules or issue explanations mandating that we complete filings or obtain approvals, registrations or other kinds of authorizations for our previous listing and offerings, we cannot assure you that we will be able to obtain such approvals or authorizations, or to complete the required procedures (including filing procedures) or other requirements in a timely manner, or at all, or to obtain any waiver of the aforesaid regulatory requirements if and when procedures are established to obtain such a waiver. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers or any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our operations are conducted in the PRC and substantially all of our revenues are sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC or changes in government relations between China and the United States or other governments. There is certain uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs.

Since July 2021, the PRC government have provided various new guidance on China-based companies raising capital outside of China, including the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, which strengthens the supervision on overseas listings by China-based companies, and the Measures of Cybersecurity Review which requires government-led cybersecurity reviews of certain companies raising capital through offshore entities. In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. As substantially all of our operations are based in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by China based companies could adversely affect our business and results of operations. If the business environment where we operate deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, our operations and our business, as well as the market price of our Ordinary Shares, may also be adversely affected.

There are certain differences in the business principles, rules and regulations followed by private enterprises compared to state-owned enterprises in carrying out our business work, so FAW Jilin, as a mixed ownership enterprise, may have different degrees of management, development philosophy and cultural integration difficulties in integration, which may in early stages in particular, result in integration challenges to the Company’s operation and management.

Decision-making in state-owned enterprises is often implemented by a reporting and approval mechanism, in terms of major asset transactions or major investment-type decisions, and there is generally a need to follow norms and regulations which are centrally established at all levels, while the corresponding operational processes are subject to the supervision of the state-owned regulatory authorities. As a result, this procedural mechanism largely limits the efficiency of state-owned ownership enterprises.

In contrast to this state-owned enterprise model, the Company in FAW Jilin has established an enterprise system with clear property rights, clear authority and responsibility, separation of government and enterprise, and scientific management – all of which we believe promotes the standardization, efficiency and quality operation of the enterprise. The Company adheres to a scientific-based, corporate governance mechanism and has organized a professional, efficient and coordinated board of directors, and management – each of whose purpose is to serve the business and the Company’s shareholders.

FAW Jilin is a subsidiary of Chijet’s subsidiary Shandong Baoya and has as its other shareholder the state-owned enterprise China FAW, an affiliate of one of the top four automobile manufacturers in China, as described in “Information about Chijet.” The FAW Jilin board of directors is composed of personnel from both Shandong Baoya and China FAW, which not only safeguards the rights and interests of shareholders of each party, but also we believe fully realizes the joint decision making of each party in the management of FAW Jilin, because Shandong Baoya, as a private shareholder, holds more than 70% of the capital shares and has 60% of the board of director seats of FAW Jilin. This company is thereby able to make independent decisions on business strategies, business planning, financial arrangements and management mechanisms within the authorization of its existing articles of association. At the same time, the state-owned shareholders and the state-owned capital supervisory department delegate authorization, decision-making power to the FAW Jilin board of directors, such as strategic planning, selection and employment, total wages, and related matters, while strengthening decision-making gate-keeping assessment and evaluation, risk management and other responsibilities.

The board of directors of FAW Jilin establishes the positioning, development direction, business model, required resources and capabilities, key strategies and development steps of the enterprise from the perspective of FAW Jilin’s strategy, reflecting the status of the restructured and reformed enterprise as a market player and adapting to the needs of the market business with a flexible and we believe possibly more efficient mechanism than a traditional state-owned ownership management structure described above. The differences in managerial approaches between a state-owned enterprise model and a traditional commercial enterprise model may result in integration challenges in melding the models for the business of FAW Jilin, particularly in the early stages of integration. There can be no assurances that the project in a mixed ownership model will be successful, although the Company strongly believes s it will be.

Permissions required for our business from PRC Authorities which have been received to date, but there can be no assurance of future events relating to such permissions.

Several regulatory authorities in China, such as the State Administration for Market Regulation, the National Development and Reform Commission, the Ministry of Industry and Information Technology, and the Ministry of Commerce, oversee different aspects of the electric vehicle business, and our operating entities in China are required to obtain a wide range of government approvals, licenses, permits, and registrations in connection with their operations in China. For example, certain filings must be made by automobile dealers through the information system for the national automobile circulation operated by the relevant commerce department within 90 days after the receipt of a business license. In addition, the PRC government may enact new laws and regulations that require additional licenses, permits, approvals and/or registrations for the operation of any of our existing or future business. As a result, we cannot assure you that we will obtain, maintain or renew all the permits, licenses, registrations and/or approvals covering the sufficient scope of business required for our business in a timely manner or at all.

As of the date of this annual report, we, including our PRC subsidiaries, (i) are not covered by additional requisite permissions or approval requirements from any governmental agency that is required to approve the operations of its PRC subsidiaries which have not already been received, (ii) have received from PRC authorities all requisite licenses, permissions, and approvals that are material for the business operations currently conducted in the PRC, and (iii) no such permission or approval has been denied. Apart from the business licenses held by each of our PRC subsidiaries, the following table provides details on the licenses and permissions held by the PRC subsidiaries.

Recipient	Governmental Permits	Issued by	Issuance Date	Expiration Date
FAW Jilin	The Access for Road Vehicle Manufacturing	The Ministry of Industry and Information Technology (“MIIT”)	2004	Long-term without an expiration date

FAW Jilin	Pollutant Discharge Permit	Jilin City Ecological Environment Bureau	01/12/2023	01/11/2028

FAW Jilin	The Review Opinion of the Energy Saving Report regarding the Project of Yantai Manufacturing Base of FAW Jilin on New Energy Vehicles	Shandong Development and Reform Commission	02/01/2021	01/31/2023*

FAW Jilin	Approval of Environmental Impact Report for the Project of Yantai Manufacturing Base of FAW Jilin on New Energy Vehicles	Branch of Yantai Ecological Environment Bureau in Economic and Technological Development Zone	10/27/2020	Long-term without an expiration date

FAW Jilin	Filing-for-Record on Hazardous Waste	Jilin City Ecological Environment Bureau	01/06/2022	Long-term without an expiration date

FAW Jilin	Record Registration of Consignee and Consignor of Import and Export of Goods	Jilin Customs	02/20/2020	07/31/2068

Shandong Baoya	Identification of Shandong Provincial Enterprise Technology Center	Shandong Development and Reform Commission	12/31/2021	Long-term without an expiration date

Shandong Baoya	Certificate of High-tech Enterprise	Department of Science & Technology of Shandong Province, Shandong Provincial Department of Finance, Shandong Provincial Tax Service of State Taxation Administration	12/15/2021	12/14/2024

Shandong Baoya	Record Registration of Consignee and Consignor of Import and Export of Goods	Branch of Yantai Customs in Economic and Technological Development Zone	01/31/2013	07/31/2068

Yantai Sale Company	Record Registration of Consignee and Consignor of Import and Export of Goods	Branch of Yantai Customs in Economic and Technological Development Zone	01/15/2020	07/31/2068

Xiangyang Yazhi	Pollutant Discharge Permit	Branch of Xiangyang Municipal Ecological Environment Bureau in Xiangyang Hi-tech Industry Development Zone	07/25/2023	07/24/2028

*According to the National Development and Reform Commission policy, the validity period for the review opinion of an energy-saving report is two years from the date of issuance. Projects that are expected to take longer than two years beyond the estimated completion time stated in the review opinion of an energy-saving report will need to undergo a new energy-saving review.

However, we cannot assure you that any of these entities will be able to receive a renewed opinion or clearance of such compliance requirements in the future in a timely manner, or at all. Any failure of these entities to fully comply with such compliance requirements in the future may cause the PRC subsidiaries to be unable to begin their new businesses or operations in the PRC, subject them to fines, relevant new businesses or operations suspension for rectification, or other sanctions.

As of the date of this annual report, we, including our subsidiaries, (i) are not required to obtain additional material permissions or approvals to operate our current business, and (ii) have not received any warnings or were denied with respect to the application of any requisite permission by any Chinese authorities. However, we cannot assure you that the PRC regulatory agencies, including the CAC or the CSRC, would take the same view as we do, and there is no assurance that the PRC subsidiaries are always able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of their present or future business. If the PRC subsidiaries (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and the PRC subsidiaries are required to obtain such permissions or approvals in the future, they could be subject to fines, legal sanctions, or an order to suspend their relevant services, which may materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

Our vehicles are subject to various motor vehicle standards which are continually evolving, and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results.

In China, vehicles must meet or exceed all mandated safety standards. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving such standards. Vehicles must pass various tests and undergo a certification process and be affixed with the China Compulsory Certification, or CCC, before receiving delivery from the factory, being sold, or being used in any commercial activity, and such certification is also subject to periodic renewal. In addition, on August 12, 2021, the Ministry of Industry and Information Technology, or MIIT, issued the Opinion on Strengthening the Access Administration of Intelligent Connected Vehicles Manufacturing Enterprises and Their Products, or the Access Administration Opinion, which provided responsibilities of intelligent connected vehicles manufacturing enterprises, and required such enterprises to strengthen the management of vehicle data security, cyber security, software updates, function safety and intended function safety. The Access Administration Opinion requires vehicles manufacturing enterprises to ensure the compliance of vehicle products with relevant laws, regulations, technical standards and technical specification and file for record with the MIIT prior to over-the-air updates, and shall file with the MIIT in the event of any change to the safety, energy saving, environment protection, anti-theft and other technical parameters and shall ensure conformance by vehicle products and production. Without the approval, no over-the-air update shall be conducted to add or update the autonomous driving function. Failure by us to have any of our vehicle models satisfy motor vehicle standards or any new laws and regulations in China or other markets where our vehicles are to be sold would have a material adverse effect on our business and operating results.

We may be liable for improper use or appropriation of personal information provided by our customers.

Our business involves collecting and retaining certain internal and customer data. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customers, employees and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained in performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the National People’s Congress, or the SCNPC, issued the Cyber Security Law of the PRC, which became effective on June 1, 2017. Pursuant to the Cyber Security Law of the PRC, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the CAC, the MIIT, and the Ministry of Public Security, have been increasingly focused on regulation in data security and data protection.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect in November 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. The Personal Information Protection Law applies to the processing of personal information within China, as well as certain personal information processing activities outside China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. As a result, our overseas subsidiaries could potentially become subject to the Personal Information Protection Law. Processors processing personal information exceeding the threshold to be set by the relevant authorities and CIIOs are required to store, within the territory of the PRC, all personal information collected and produced within the PRC. In addition, the Personal Information Protection Law imposes pre-approval and other requirements for any cross-border data transfer by PRC entities. Given the Personal Information Protection Law is still in its infancy, there are uncertainties with respect to its interpretation and application.

The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the State Administration for Market Regulation (the “SAMR”), have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. The Measures for Cybersecurity Review (2021 version) issued by the CAC on November 16, 2021, which became effective on February 15, 2022, includes the following key changes:

●	companies who are engaged in data processing are also subject to the regulatory scope;

●	the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review working mechanism;

●	the operators of critical information infrastructure and online platform operators holding more than one million users/users’ (which is to be further specified) individual information and seeking a listing outside China shall file for cybersecurity review with the Cybersecurity Review Office; and

●	the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process.

On July 7, 2022, the CAC published the Measures for Security Assessment of Cross-border Data Transfers, which became effective on September 1, 2022 and specifies the circumstances in which data processors providing data outbound shall apply for outbound data transfer security assessment with the Cyberspace Administration, including, among others, the data processor provide important information outbound. On March 22, 2024, the CAC issued Provisions on Facilitating and Regulating Cross-border Data Flows, which provided that data handlers shall identify and declare important data in accordance with relevant rules. In accordance with these provisions, data handlers who provide data abroad, and meet any of the following conditions, are required to declare the outbound data transfer security assessment to the national cyberspace administration authority through the provincial-level cyberspace administration authority where the data handlers are located: (i) critical information infrastructure operators providing personal information or important data abroad; (ii) data handlers other than critical information infrastructure operator providing important data abroad or cumulatively providing abroad personal information without any sensitive personal information of more than one million individuals or sensitive personal information of more than 10,000 individuals since January 1 of the current year. The assessment results of the data export are valid for three years. In addition, these provisions provide certain exemptions from obligations under the circumstances of cross-border data transfer, including, among others, the obligations for declaring data security assessment, concluding a standard contract for provisions of personal information abroad or passing the certification for personal information protection. On December 16, 2022, the National Information Security Standardization Technical Committee issued the Practical Guidance on Cybersecurity Standard — the Regulations on Safety Verification in Cross-border Personal Information Processing, which stipulates personal information protection obligations of personal information processor and foreign recipient. However, there remain uncertainties as to the interpretation and application of such measures, if we are deemed to be a data processor providing important data outbound, we could be subject to the outbound data security assessment with national Cyberspace Administration as mentioned above.

On December 8, 2022, the MIIT issued the Administrative Measures for Data Security in the Field of Industry and Information Technology (Trial), or the Data Security Measures in the IT Field, which stipulates that all businesses which handle data in the field of industry and informatization in China are required to categorize such information as “ordinary,” “important” or “core” and businesses processing “important” or “core” data shall comply with certain filing and reporting obligations. Data in the field of industry and informatization includes industrial data, telecoms data and radio data. Data handlers in the field of industry and informatization shall file their catalogues of important data and core data with the local industrial regulatory authorities for the record, shall follow the principles of legality and legitimacy in collecting data and shall not steal or collect data by other illegal means. On October 9, 2023, the MIIT further issued the Implementing Rules for the Risk Assessment of Data Security in the Field of Industry and Information Technology (Trial Implementation) (Draft for Comments), pursuant to which, processors of important data and core data shall complete a data security risk assessment at least once a year under the principles of timeliness, objectivity and effectiveness, produce a true, complete and accurate assessment report, and be held accountable for the assessment results. We face uncertainties as to whether any of our data will be classified as “important” or “core” data and, if so classified, whether any such data can be shared with our overseas subsidiaries.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

As of the date of this annual report, we have not been involved in any investigations on cybersecurity or privacy and data security initiated by related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. However, as uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will comply with such regulations in all respects and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may increase our labor costs, impose limitations on our labor practices and adversely affect our business and our results of operations.

The PRC Labor Law and the Labor Contract Law of the People’s Republic of China (the “Labor Contract Law”) require that employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines, compensations and other administrative sanctions, and serious violations may constitute criminal offenses.

The Labor Contract Law became effective and was implemented on January 1, 2008, which was amended on December 28, 2012. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to enter into written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts.

In addition, the Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. For example, according to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations which are specifically regulated. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from five to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions. In the event that we decide to change our employment or labor practices, the Labor Contract Law and other labor-related regulation may also limit our ability to effect those changes in a manner that we believe to be cost-effective. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and financial conditions may be adversely affected.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Under the applicable regulations and SAFE rules, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Pursuant to the rules related to stock options by SAFE, participants in a stock incentive plan who are PRC residents must retain a qualified PRC domestic agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary. Such qualified PRC domestic agent must, among other things, file on behalf of such participant an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or stock such participant holds. Such participating PRC residents’ foreign exchange income received from the sale of stock and dividends distributed by the overseas publicly listed company must be fully remitted into a PRC collective foreign currency account opened and managed by the PRC agent before distribution to such participants. In addition, the PRC domestic agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan or the PRC domestic agent or any other material changes. We and our PRC resident employees who have been granted stock options or other share-based incentives of ours will be subject to these rules. If we or our PRC resident participants fail to comply with these regulations, we and/or our PRC resident participants may be subject to fines and legal sanctions. In addition, SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options and/or are granted restricted shares in the future will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options and/or restricted shares with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners of our PRC subsidiary to liability or penalties, limit our ability to inject capital into the subsidiary, limit PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, the State Administration of Foreign Exchange of the People’s Republic of China, or SAFE, promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular 75) promulgated by SAFE on October 21, 2005. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment (“SAFE Circular 13”), which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their direct establishment or indirect control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. Qualified local banks will directly examine and accept foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under Circular 37 from June 1, 2015.

These circulars further require amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, and we cannot predict how these regulations will affect our business operations or future strategy. Failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. This may have a material adverse effect on our business, financial condition and results of operations.

According to SAFE Circular 37 and SAFE Circular 13, our shareholders or beneficial owners who are PRC residents are subject to Circular 37 or other foreign exchange administrative regulations in respect of their investment in our company. To the best of our knowledge, substantially all of our PRC resident shareholders who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us have completed the application for foreign exchange registrations for their foreign investment in our company in accordance with SAFE Circular 37 and SAFE Circular 13. We have taken steps to notify significant beneficial owners of Ordinary Shares whom we know are PRC residents of their filing obligations. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with all relevant foreign exchange regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC regulation on loans to, and direct investment in, our PRC subsidiary by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of the Business Combination to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Chijet is an exempted company incorporated in the Cayman Islands with limited liability structured as a holding company conducting its operations in China through its PRC subsidiary. As permitted under PRC laws and regulations, in utilizing the proceeds of the Business Combination, we may make loans to our PRC subsidiary subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiary. Furthermore, loans by us to our PRC subsidiary to finance its activities cannot exceed the statutory limits and are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (“SAFE Circular 19”), effective on June 1, 2015 and last amended on March 23, 2023, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (“SAFE Circular 16”), effective on June 9, 2016 and last amended on December 4, 2023, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from the Business Combination, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, as amended on December 4, 2023, which permits non-investment FIEs to use their capital funds to make equity investments in the PRC, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, the PRC subsidiary by offshore holding companies, and the fact that the PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from the Business Combination and any offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC enterprise shareholders and has a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law (“EIT Law”), that became effective in January 2008 and was amended in February 2017 and December 2018, as well as its implementing rules, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation (the “SAT”), specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

We do not believe that we, as an exempted company incorporated in the Cayman Islands with limited liability meet all of the conditions above thus we do not believe that we are a PRC resident enterprise, though all members of our management team as well as the management team of our offshore holding company are located in China. However, if the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Finally, since there remain uncertainties regarding the interpretation and implementation of the EIT Law and its implementation rules, it is uncertain whether, if we are regarded as a PRC resident enterprise, any dividends payable by us to our investors and gains on the sale of our shares would become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (subject to the provisions of any applicable tax treaty). It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ordinary shares.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify for certain treaty benefits.

Chijet is an exempted company incorporated in the Cayman Islands with limited liability structured as a holding company. We may need dividends and other distributions on equity from our PRC subsidiary to satisfy our liquidity requirements. Pursuant to the EIT Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. WFOE is 100% owned by Baoyaev Group Limited. Accordingly, Baoyaev Group Limited may qualify for a 5% tax rate in respect of distributions from WFOE when it becomes operational and is not obligated to pay more than 50% of the income in twelve months to residents in third country or region. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to utilize the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, under Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which took effect on April 1, 2018, a “Beneficial Owner” shall mean a person who has ownership and control over the income and the rights and property from which the income is derived. To determine the “beneficial owner” status of a resident of the treaty counterparty who needs to take advantage of the tax treaty benefits, a comprehensive analysis shall be carried out, taking into account actual conditions of the specific case.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits (“Circular 35”). Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from WFOE.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (“SAT Circular 698”) issued by the SAT on December 10, 2009, where a foreign investor transfers the equity interests of a resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an “indirect transfer,” and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report the indirect transfer to the competent tax authority. The PRC tax authority will examine the true nature of the indirect transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the indirect transfer.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises (“SAT Bulletin 7”), to supersede existing provisions in relation to the “indirect transfer” as set forth in SAT Circular 698, while the other provisions of SAT Circular 698 remain in force. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprises. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. SAT Bulletin 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises as Source (“SAT Bulletin 37”), which repealed the entire SAT Circular 698 and the provision in relation to the time limit for the withholding agent to declare to the competent tax authority for payment of such tax of SAT Bulletin 7. Pursuant to SAT Bulletin 37, the income from a property transfer, as stipulated in the second item under Article 19 of the EIT Law, shall include the income derived from transferring such equity investment assets as stock equity. The balance of deducting the equity’s net value from the total income from equity transfer shall be taxable income from equity transfer. Where a withholding agent enters into a business contract, involving the income specified in the third paragraph of Article 3 in the EIT Law, with a non-resident enterprise, the tax-excluding income of the non-resident enterprise will be treated as the tax-including income, based on which the tax payment will be calculated and remitted, if it is agreed in the contract that the withholding agent shall assume the tax payable.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our Company may be subject to filing obligations or taxed or subject to withholding obligations in such transactions, under SAT Bulletin 7 and SAT Bulletin 37. It is possible that we or our non-PRC resident investors may become at risk of being taxed under SAT Bulletin 7 and SAT Bulletin 37 and may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37 or to establish that we or our non-PRC resident investors should not be taxed under SAT Bulletin 7 and SAT Bulletin 37, which may have an adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investment in us.

Dividends payable to our foreign investors and gains on the sale of our Ordinary Shares by our foreign investors may be subject to PRC tax.

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Ordinary Shares, and any gain realized from the transfer of our Ordinary Shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. See “Regulation — Regulations Relating to Taxation.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of Ordinary Shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether holders of our Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas if we are considered a PRC resident enterprise. If dividends payable to our non-PRC investors, or gains from the transfer of our Ordinary Shares by such investors are subject to PRC tax, the value of your investment in our Ordinary Shares may decline significantly.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and the PRC subsidiary’s restrictions on paying dividends or making other payments to us could restrict our ability to satisfy our liquidity requirements and have a material and adverse effect on our ability to conduct our business.

Chijet is an exempted company incorporated in the Cayman Islands with limited liability structured as a holding company. We may need dividends and other distributions on equity from our PRC subsidiary to satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to shareholders and service, any debt Chijet may incur. Our PRC subsidiary in the PRC generates and retain cash generated from operating activities and re-invest it in our business. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Our PRC subsidiary may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or to make payments to us may restrict our ability to satisfy our liquidity requirements.

In addition, the PRC government may strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Failure to obtain or maintain any of the preferential tax treatments or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Under the EIT Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “software enterprise” and “high and new technology enterprises” are qualified for a preferential enterprise income tax rates subject to certain qualification criteria. A “high and new technology enterprise,” which is reassessed every three years, is entitled to favorable income tax rate of 15%. In 2021, our subsidiary, Shandong Baoya New Energy Vehicle Co., Ltd., which we refer to as Shandong Baoya, obtained qualification as a “high and new technology enterprise” and is entitled to enjoy a preferential income tax rate of 15% for the calendar years from 2021 to 2024. However, if it fails to maintain its qualified status, experiences any increase in the enterprise income tax rate, or faces any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments currently enjoyed, our business, financial condition and results of operations could be materially and adversely affected.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Fluctuations in exchange rates could result in foreign currency exchange losses to us and may reduce the value of, and amount in U.S. Dollars of dividends payable on, our shares in foreign currency terms and could impact our gross profit and gross margin.

The value of the RMB and the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In August 2015, the PBOC, changed the way it calculates the mid-point price of RMB against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the RMB and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government, which has threatened to label China as a “currency manipulator,” which could result in greater fluctuation of the RMB against the U.S. dollar. However, the PRC government may still at its discretion restrict access to foreign currencies for current account transactions in the future. Therefore, it is difficult to predict how market forces or government policies may impact the exchange rate between the RMB and the U.S. dollar or other currencies in the future. In addition, the PBOC may take measures in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. If the exchange rate between RMB and U.S. dollar fluctuates in unanticipated manners, our results of operations and financial condition, and the value of, and dividends payable on, our shares in foreign currency terms may be adversely affected. We may not be able to pay dividends in foreign currencies to our shareholders. Appreciation of RMB to U.S. dollar will result in foreign currency translation gain, while depreciation of RMB to U.S. dollar will result in foreign currency translation loss.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

All of our revenues are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries. Currently, our WFOE may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since we expect a significant portion of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries.

It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC without first receiving approval from the CSRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. On February 24, 2023, the CSRC published the Confidentiality and Archives Administration Provisions, pursuant to which, the working papers and other files produced in the PRC by securities companies and securities service institutions that provide PRC domestic companies with relevant securities services during the overseas securities offering and listing by such domestic companies shall be stored in PRC. If overseas securities regulators propose to carry out investigation, evidence collection or inspection on domestic companies, or relevant securities companies or securities service institutions, such activities shall be carried out through the cross-border regulatory cooperation mechanism. The domestic companies, securities companies and securities service institutions shall obtain approvals from the CSRC or relevant PRC authorities before cooperating with overseas securities regulators in their investigations and inspections or providing materials to them. In addition, the Data Security Law and the Personal Information Protection Law provide that no entity or individual within the territory of the PRC shall provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of the PRC without the approval of the competent governmental authority of the PRC. In the event that the U.S. securities regulatory agencies carry out any investigation on us and there arises a need to conduct an investigation or collect evidence within the territory of China, the U.S. securities regulatory agencies may not be able to carry out such investigation or evidence collection directly in China under PRC laws. In addition, we and certain other entities and individuals, including our legal advisors, auditors and other agents, may be restricted from providing documents, materials, data and/or personal information to the U.S. securities regulatory agencies before obtaining appropriate approvals from relevant PRC authorities. We may be subject to penalties if we or such other entities or individuals are found to have violated the foregoing restrictions. The U.S. securities regulatory agencies may resort to cross-border cooperation with the securities regulatory authority of China through judicial assistance, diplomatic channels or regulatory cooperation mechanisms in place involving the securities regulatory authority of China. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from trading market within the United States.

To the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Chijet is an offshore holding company with no material operations of its own and conducts substantially all of its operations through its PRC subsidiary. As of the date of this annual report, substantially all of our cash and assets are located in the PRC. As a holding company, Chijet may rely on dividends and other distributions on equity paid by its PRC subsidiary for its cash and financing requirements. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. We are in the process of adopting our formal cash management policies which will dictate the purpose, amount and procedure of cash transfers among our holding company and subsidiaries. Historically, one PRC operating entity provides financial support for other entities’ operations by inter-company loans and we have not experienced difficulties or limitations on our ability to transfer cash between subsidiaries. Among Chijet and its subsidiaries, cash is transferred from Chijet and Baoyaev Group Limited as needed in the form of capital contributions or working capital loans, as the case may be, to the PRC subsidiary as we are permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. We believe that there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities. However, to the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets. As of the date of this annual report, no transfers, dividends or other distributions have been made to date from our subsidiaries to our holding company nor have we or any of our subsidiaries ever paid dividends or made distributions to U.S. investors to date.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to transfer cash out of China, and pay dividends in foreign currencies to our shareholders. Therefore, to the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Notwithstanding the foregoing, there can be no assurance that the PRC government will not impose restrictions in future on our ability to transfer or distribute cash within our PRC subsidiary or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

Chijet is an exempted company incorporated under the laws of the Cayman Islands. We conduct substantially all of our production and sales in China, and substantially all of our assets are located in China. In addition, our executive officers and certain directors are PRC nationals and reside within China for a significant portion of the time. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan and many other jurisdictions. As a result, it may not be possible for investors to serve process upon us or those persons in China, or to enforce against us or them in China, any judgments obtained from non-PRC jurisdictions. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who do not reside in the United States or have substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC. Accordingly, without the consent of the competent PRC securities regulators or other relevant authorities, no entity or individual may provide any documents and materials relating to securities business activities to foreign entities or government agencies. As such, there are also uncertainties as to the procedures and requisite timing for the oversea securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC.

The tension in international trade and rising political tension may adversely impact our business, financial condition, and results of operations.

The tension in international trade and rising political tension may adversely impact our business, results of operations, financial condition and prospects. These frictions may increase costs for certain technology and components critical to our business, complicate cross-border data flows and services, and pose risks to global supply chains. A prolonged trend toward economic nationalism may also broadly dampen growth in the global economy, undermining business investment and demand for our products and services. Specifically, our ability to operate and expand depends on stable global political and economic conditions. Any disruptions to the international relations could slow down the overall economy and introduce regulatory and operational uncertainties to our business. Changes in the global political and economic environment could post strategic, operational and economic risks that may have a material adverse effect on our operations.

Risks Related to Ownership of Chijet Motor Ordinary Shares

We may not be able to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are required to provide management’s attestation on internal controls. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act of 2002 are significantly more stringent than those required of Chijet prior to the Business Combination as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the regulatory compliance and reporting requirements that will be applicable to us. If we are not able to implement the additional requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our Ordinary Share.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will increase the legal and financial compliance costs of ours, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after it is no longer an “emerging growth company.” The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire more employees in the future or engage outside consultants to comply with these requirements, which will increase its costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.

If we are a passive foreign investment company (“PFIC”) for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of Chijet Motor Ordinary Shares, the U.S. holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Chijet Motor’s PFIC status for its current and subsequent taxable years may depend on its unbooked goodwill as valued based on the projected market value of its equity and whether it qualifies for the PFIC start-up exception. Depending on the particular circumstances, the application of the start-up exception may be subject to uncertainty, and there cannot be any assurance that we will qualify for the start-up exception. Accordingly, there can be no assurances with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Please see the section of this annual report entitled “Taxation—Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for a more detailed discussion with respect to Chijet Motor’s potential PFIC status. U.S. holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of Chijet Motor Ordinary Shares.

The IRS may not agree that we should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Although we are incorporated and tax resident in the Cayman Islands, the IRS may assert that we should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation if it is created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia. Because we are not so created or organized (but are instead incorporated only in the Cayman Islands), we would generally be classified as a foreign corporation (that is, a corporation other than a U.S. “domestic” corporation) under these rules. Section 7874 of the Code provides an exception under which a corporation created or organized under foreign law may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

As more fully described in the section titled “Taxation—Certain Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Chijet Motor — Tax Residence of Chijet Motor for U.S. Federal Income Tax Purposes,” based on the terms of the Business Combination, the rules for determining share ownership under Code Section 7874 and the Treasury regulations promulgated under Code Section 7874 (the “Section 7874 Regulations”), and certain factual assumptions, we are not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Code Section 7874 after the Business Combination. However, the application of Section 7874 of the Code is complex, is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. tax laws and regulations with possible retroactive effect), and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge our status as a foreign corporation under Code Section 7874 or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under Code Section 7874 our status as a foreign corporation for U.S. federal income tax purposes, we and certain shareholders of ours could be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on us and future withholding taxes on certain of our shareholders, depending on the application of any income tax treaty that might apply to reduce such withholding taxes. In particular, holders of Chijet Motor Ordinary Shares would be treated as holders of stock of a U.S. corporation.

See “Taxation—Certain Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Chijet Motor — Tax Residence of Chijet Motor for U.S. Federal Income Tax Purposes” for a more detailed discussion of the application of Code Section 7874 to the Business Combination. Investors in our company should consult their own advisors regarding the application of Code Section 7874 to the Business Combination.

Code Section 7874 may increase our U.S. affiliates’ U.S. taxable income or have other adverse consequences to us and our shareholders.

Following the acquisition of a U.S. corporation by a foreign corporation, Code Section 7874 can limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the acquiring foreign corporation is respected as a foreign corporation for purposes of Code Section 7874. In general, if a foreign corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation, and after the acquisition the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) but less than 80% (by vote and value) of the shares of the foreign acquiring corporation by reason of holding shares in the acquired U.S. corporation, subject to other requirements, certain adverse tax consequences under Section 7874 of the Code may apply.

If these rules apply to the Business Combination, we and certain of our shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates and the requirement that any U.S. corporation owned by us include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation held thereby at a rate of 20%.

As more fully described in the section titled “Taxation—Certain Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Chijet Motor — Utilization of JWAC’s Tax Attributes and Certain Other Adverse Tax Consequences to Chijet Motor and Chijet Motor’s Shareholders,” based on the terms of the Business Combination, the rules for determining share ownership under Section 7874 of the Code and the Section 7874 Regulations (as defined in “Taxation—Certain Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Chijet Motor — Tax Residence of Chijet Motor for U.S. Federal Income Tax Purposes”), and certain factual assumptions, we are not currently expected to be subject to these rules under Code Section 7874 after the Business Combination. The above determination, however, is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by future changes in such U.S. Treasury regulations, with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge whether we are subject to the above rules or that such a challenge would not be sustained by a court.

However, even if we are not subject to the above adverse consequences under Section 7874, we may be limited in using our equity to engage in future acquisitions of U.S. corporations over a 36-month period following the Business Combination. If we were to be treated as acquiring substantially all of the assets of a U.S. corporation within a 36-month period after the Business Combination, the Section 7874 Regulations would exclude certain shares of ours attributable to the Business Combination for purposes of determining the Section 7874 Percentage (as defined in “Taxation—Certain Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Chijet Motor — Tax Residence of Chijet Motor for U.S. Federal Income Tax Purposes”) of that subsequent acquisition, making it more likely that Code Section 7874 will apply to such subsequent acquisition.

See “Taxation—Certain Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Chijet Motor — Utilization of JWAC’s Tax Attributes and Certain Other Adverse Tax Consequences to Chijet Motor and Chijet Motor’s Shareholders” for a more detailed discussion of the application of Code Section 7874 to the Business Combination. Investors in our company should consult their own advisors regarding the application of Code Section 7874 to the Business Combination.

We are an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make its shares of common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, we elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, the financial statements of Chijet Motor may not be comparable to companies that comply with public company effective dates. It cannot be predicted if investors will find Chijet Motor Ordinary Shares less attractive because we may rely on these exemptions. If some investors find Chijet Motor Ordinary Shares less attractive as a result, there may be a less active trading market for Chijet Motor Ordinary Shares and its share price may be more volatile.

The future exercise of registration rights may adversely affect the market price of Chijet Motor Ordinary Shares.

In connection with the Business Combination Agreement, Chijet Motor, JWAC, JWAC Sponsor and other persons and entities entered into an amended and restated registration rights agreement. Pursuant to such agreement, Chijet Motor is obligated to file a registration statement to register the resale of Chijet Motor Ordinary Shares issued in connection with the Business Combination to specified equity holders of Chijet and JWAC. The agreement also provides these persons with demand and “piggy-back” registration rights as to their Chijet Motor Ordinary Shares, subject to certain minimum requirements and customary conditions. See “Shares Eligible for Future Sale” for further details. The presence of these additional Chijet Motor Ordinary Shares trading in the public market may have an adverse effect on the market price of Chijet Motor’s securities. Additionally, the Chijet Holders are being granted piggy-back registration rights under the transmittal letters for any shares that may be issued to them by Chijet Motor under the Business Combination Agreement after the Closing for purchase price adjustments or indemnification claims.

Future resales of Chijet Motor Ordinary Shares issued in connection with the Business Combination may cause the market price of Chijet Motor Ordinary Shares to drop significantly, even if Chijet Motor’s business is doing well.

JWAC’s Sponsor, officers and directors have agreed in a lock-up agreement not to transfer, assign or sell any of JWAC Class B Common Stock (except to certain permitted transferees) until the earlier of (i) six months after the date of the consummation of a Business Combination, (ii) the date on which the closing price of Chijet Motor Ordinary Shares equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period from the Closing until such six months after a Business Combination or (iii) if, earlier, the date Chijet Motor consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of Chijet Motor’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Upon expiration of the applicable lock-up periods, and in accordance with Rule 144 under the Securities Act, such shareholders may sell large amounts of Chijet Motor Ordinary Shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the trading price of Chijet Motor Ordinary Shares or putting significant downward pressure on the price of Chijet Motor Ordinary Shares. Further, sales of Chijet Motor Ordinary Shares upon expiration of the applicable lock-up period could encourage short sales by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. Short sales of Chijet Motor Ordinary Shares could have a tendency to depress the price of Chijet Motor Ordinary Shares, which could increase the potential for short sales.

We cannot predict the size of future issuances of Chijet Motor Ordinary Shares or the effect, if any, that future issuances and sales of Chijet Motor Ordinary Shares will have on the market price of Chijet Motor Ordinary Shares. Sales of substantial amounts of Chijet Motor Ordinary Shares (including those shares issued in connection with the Business Combination), or the perception that such sales could occur, may adversely affect prevailing market prices of Chijet Motor Ordinary Shares.

The market price of Chijet Motor’s securities may decline.

The market values of the Chijet Motor Ordinary Shares may vary significantly. Fluctuations in the price of Chijet Motor’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for the Chijet Motor Ordinary Shares. Accordingly, the valuation ascribed to Chijet Motor may not be indicative of the price that will prevail in the trading market following the Business Combination. The trading price of Chijet Motor’s securities following the Business Combination has been volatile and subject to wide fluctuations in response to various factors, some of which are beyond Chijet Motor’s control. Any of the factors listed below could have a material adverse effect on your investment in Chijet Motor’s securities and Chijet Motor’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of Chijet Motor’s securities may not recover and may experience a further decline.

Factors affecting the trading price of Chijet Motor’s securities may include:

●	actual or anticipated fluctuations in Chijet Motor’s financial results or the financial results of companies perceived to be similar to it;

●	changes in the market’s expectations about Chijet Motor’s operating results;

●	success of competitors;

●	Chijet Motor’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning Chijet Motor or the media and broadband industry in general;

●	operating and share price performance of other companies that investors deem comparable to Chijet Motor;

●	Chijet Motor’s ability to develop and market its products;

●	the market’s perception as to Chijet Motor’s ability to develop and maintain any perceived technological advantage it may have;

●	actions by social media users to seek to increase activity in Chijet Motor’s securities;

●	changes in laws and regulations affecting Chijet Motor’s business;

●	Chijet Motor’s ability to meet compliance requirements including compliance with the Nasdaq continued listing requirements;

●	commencement of, or involvement in, litigation involving Chijet Motor or the automotive industry in general;

●	changes in Chijet Motor’s capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of Chijet Motor’s ordinary shares available for public sale;

●	changes in trading patterns resulting from social media action not related to the results of Chijet Motor’s business;

●	any major change in the post-Business Combination Board or management;

●	sales of substantial amounts of Chijet Motor’s Ordinary Shares by the Chijet Motor’s directors, executive officers or significant shareholders or the perception that such sales could occur; and

●	general economic and political conditions such as recessions, interest rates, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of Chijet Motor’s securities irrespective of Chijet Motor’s operating performance. Particularly since the onset of the COVID-19 pandemic, global stock markets in general, and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of Chijet Motor’s securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to Chijet Motor could depress Chijet Motor’s share price regardless of Chijet Motor’s business, prospects, financial conditions or results of operations. A decline in the market price of Chijet Motor’s securities also could adversely affect Chijet Motor’s ability to issue additional securities and Chijet Motor’s ability to obtain additional financing in the future.

Nasdaq may delist our securities from trading on its exchange.

Our ordinary share is currently listed on the Nasdaq Global Market, however, we cannot assure you that our securities will continue to be listed on Nasdaq in the future. On January 23, 2024, we received a deficiency notice from the Nasdaq Stock Market LLC, notifying us that our listed securities did not maintain the minimum bid price requirement of $1.00 per ordinary share for continued listing on the Nasdaq Global Market for a period of 30 consecutive business days as required under Nasdaq listing rules.

In accordance with Nasdaq’s Listing Rule 5810(c)(3)(A), we had a period of 180 calendar days, or until July 22, 2024 (the “Compliance Period”), to regain compliance with the minimum closing bid price requirement. If at any time during the Compliance Period, our ordinary shares had a closing bid price of at least $1.00 for 10 consecutive business days, Nasdaq would have provided us a written confirmation of compliance and the matter would have been closed. In the event we do not regain compliance by July 22, 2024, we may be eligible for an additional 180 calendar day period to regain compliance. To qualify, we would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Global Market, except for the bid price requirement. We would also be required to provide written notice to Nasdaq of our intent to cure the deficiency during this second compliance period, by effecting a reverse share split, if necessary. If it appears to the Nasdaq staff that we will not be able to cure the deficiency or if we are otherwise not eligible, Nasdaq would provide notice to us that our ordinary shares would be subject to delisting. At that time, we may appeal the Nasdaq staff’s delisting determination to a Nasdaq Hearings Panel.

The inability to comply with Nasdaq’s initial or continued requirements or standards, as applicable, could result in the delisting of our ordinary share, which could have a material adverse effect on our financial condition and could cause the value of the ordinary share to decline. If our ordinary share were to be delisted from trading on the Nasdaq and the trading price of our ordinary share were below $5.00 per share on the date the ordinary share is delisted, trading in our ordinary share would also be subject to the requirements of certain rules promulgated under the Exchange Act. These rules require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a “penny stock” and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally institutions. These additional requirements may discourage broker-dealers from effecting transactions in securities that are classified as penny stocks, which could severely limit the market price and liquidity of such securities and the ability of purchasers to sell such securities in the secondary market. A penny stock is defined generally as any non-exchange listed equity security that has a market price of less than $5.00 per share, subject to certain exceptions.

Anti-takeover provisions contained in our Charter, as well as provisions of Cayman Islands law, could impair a takeover attempt and limit the price investors might be willing to pay in the future for the Chijet Motor Ordinary Shares and could entrench management.

Our Charter contains anti-takeover provisions under Cayman Islands law, which could delay or prevent a change of control. These provisions may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for Chijet Motor’s securities.

Our authorized but unissued shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved ordinary shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

Our executive officers, directors and their affiliates as a group beneficially own approximately 71.4% of outstanding Chijet Motor Ordinary Shares. As a result, these shareholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, any amendment of our Charter and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of its common stock in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Our business and stock price may suffer as a result of our lack of public company operating experience and if securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding Chijet Motor Ordinary Shares in an adverse manner, the price and trading volume of Chijet Motor Ordinary Shares could decline.

Prior to the completion of the Business Combination, Chijet has been a privately-held company. Chijet’s lack of public company operating experience may make it difficult to forecast and evaluate its future prospects. If we are unable to execute our business strategy, either as a result of its inability to manage effectively its business in a public company environment or for any other reason, our business, prospects, financial condition and operating results may be harmed.

The trading market for Chijet Motor Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of Chijet Motor, its stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover us changes its recommendation regarding our Ordinary Shares in an adverse manner, or provides more favorable relative recommendations about our competitors, the price of Chijet Motor Ordinary Shares would likely decline. If any analyst who may cover us were to cease coverage of Chijet Motor or fail to regularly publish reports on it, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, stock incentive plans or otherwise will dilute all other shareholders.

We expect to issue additional capital stock in the future that will result in dilution to all other shareholders. We expect to grant equity awards to employees, directors, and consultants under our share incentive plan. We expect to raise capital through equity financings and debt financings in the future. As part of its business strategy, we may acquire or make investments in complementary companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause shareholders to experience significant dilution of their ownership interests and the per share value of Chijet Motor Ordinary Shares to decline.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a semi-annual basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a Cayman Islands exempted company that is listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards, including, but not limited to, board of directors independent requirements, director nomination procedures, compensation committee matters. We are following our home country law instead of the Nasdaq listing rules that require us to obtain shareholder approval for certain dilutive events, such as certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and acquisitions of the stock or assets of another company. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. In addition, we also follow other home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards with respect to the following Nasdaq requirements:

●	Executive Sessions. We will not be required to and, in reliance on home country practice, we may not, comply with certain Nasdaq rules requiring our independent directors to meet in regularly scheduled executive sessions at which only independent directors are present. We will follow Cayman Islands practice which does not require independent directors to meet regularly in executive sessions separate from the full board of directors.

●	Proxy Statements. We will not be required to and, in reliance on home country practice, we may not, comply with certain Nasdaq rules regarding the provision of proxy statements for general meetings of shareholders. We will follow Cayman Islands practice which does not impose a regulatory regime for the solicitation of proxies.

●	Shareholder Approval. We will not be required to and, in reliance on home country practice, we do not intend to, comply with certain Nasdaq rules regarding shareholder approval for certain issuances of securities under Nasdaq Rule 5635. In accordance with the provisions of our Amended and Restated Memorandum and Articles of Association, our board of directors is authorized to issue securities, including ordinary shares, warrants and convertible notes.

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

We are a Cayman Islands exempted company structured as a holding company and conduct our operations in China through Shandong Baoya and its subsidiaries. Our principal executive offices are located at No. 8, Beijing South Road, Economic & Technological Development Zone Yantai, Shandong, CN-37 264006 and our telephone number is +86-0535-2766221. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

We were incorporated as an exempt company with limited liability under the laws of the Cayman Islands on June 14, 2022. Our wholly owned subsidiary, Chijet Inc. was incorporated under the laws of the Cayman Islands on July 2, 2021. Chijet Inc., in turn, indirectly holds an over 85% interest in Shandong Baoya. In addition, Chijet Inc. indirectly holds an over 60% interest in FAW Jilin.

Our core operating entity, Shandong Baoya, was founded in 2009 and is one of the earliest companies in China to engage in the research and development, production and sales of new energy vehicles. Our subsidiaries mainly include Baoya New Energy Automobile R&D Institution (Yantai) Co., Ltd., Baoya New Energy Automobile Sale (Yantai) Co., Ltd., Xiangyang Yazhi New Energy Automobile Co., Ltd. (“Xiangyang Yazhi”), Xiangyang Yazhi New Energy Automobile Sale Co. Ltd., Bijie Yabei New Energy Automobile Co., Ltd. (“Bijie Yabei”), Dezhou Yitu New Energy Automobile Co., Ltd., Dezhou Yarui New Energy Automobile Co., Ltd (“Dezhou Yarui”), Baoya New Energy Automobile R&D (Xiangyang) Co., Ltd. In 2019 we acquired our interest in FAW Jilin. Our primary operating entities are Shandong Baoya, and Shandong Baoya’s subsidiary, FAW Jilin. FAW Jilin has a subsidiary named FAW Jilin Automobile Sale Co., Ltd. and a branch named Shandong Branch of FAW Jilin.

On December 27, 2019, we acquired our interest in FAW Jilin Automobile Co., Ltd., which we refer to as “FAW Jilin.” Pursuant to the Agreement and Plan of Merger relating to this acquisition the purchase price was approximately $215 million (RMB 1.5 billion).

In preparation for listing (“Listing”) on the U.S. Exchange Market via merging with a Special Purpose Acquisition Company (“SPAC”) traded in NASDAQ, the Company completed a reorganization (the “Reorganization”) by June 2023, which involved the following steps:

●	On July 2, 2021, Chijet Inc. was established under the laws of the Cayman Islands.

●	On July 12, 2021, Baoya Technology Holdings Limited was incorporated in British Virgin Islands as a wholly-owned subsidiary of Chijet.

●	On July 28, 2021, Baoyaev Group Limited was incorporated in Hong Kong as a wholly-owned subsidiary of Baoya Technology Holdings Limited.

●	On October 21, 2021, Baoya New Energy (Shandong) Co., Ltd. (“WFOE”) was established in the PRC as a wholly-owned subsidiary of Baoyaev Group Limited.

By June 3, 2022, Chijet Inc. gradually acquired 85.172% stake in Shandong Baoya through its wholly-owned subsidiary WFOE via the following transactions: (1) WFOE acquired 17.245% stake in Shandong Baoya from two shareholders through 53,879,310 ordinary shares issued by Chijet Inc.; and (2) WFOE acquired 67.927% stake in Shandong Baoya from seven shareholders, individual and institutional, for total consideration of Renminbi (“RMB”)7. Upon the Baoya New Energy (Shandong) Co., Ltd.’s transaction, all seven shareholders entered into a voting agreement to vote consensually concerning operation and development matters of the Chijet and its subsidiaries. Given no change in control, the transaction is accounted for as business combination under common control.

For financial reporting purposes, the acquisition of Shandong Baoya New Energy Vehicle Co., Ltd. represented a transaction between entities under common control, resulted in a change in reporting entity and required retrospective combination of entities for all periods presented, as if the combination had been in effect since the inception of common control. Accordingly, the consolidated financial statements of Chijet Inc. and subsidiaries reflect the accounting of the combined acquired subsidiaries at historical carrying values, except that equity reflects the equity of Chijet Inc.

On July 12, 2022, we entered into a definitive business combination agreement with Deep Medicine Acquisition Corp., a blank check, special purpose acquisition company incorporated in Delaware, and related support agreement, dated as of such date with this company and its sponsor, Bright Vision Sponsor LLC. On September 26, 2022 this business combination agreement and related supported agreement were terminated following expiration of a prescribed negotiation period in the business combination agreement. None of the parties were obligated to pay any penalties as a result of the termination, pursuant to the terms of the business combination agreement. During 2022, due to COVID-19 pandemic closures, the Company had approximately five months temporary suspensions of operation.

On October 25, 2022, Chijet Motor entered into the Business Combination Agreement with JWAC, Chijet Inc., the Sellers, Mu Hongwei in the capacity as the Seller Representative thereunder and Merger Sub. On June 1, 2023, as contemplated by the Business Combination Agreement, the Share Exchange occurred such that Chijet became a wholly-owned subsidiary of Chijet Motor, and the Merger Sub merged with JWAC such that JWAC became a wholly-owned subsidiary of Chijet Motor.

As a consequence of the Merger, the Chijet Motor Ordinary Shares are registered under the Exchange Act and listed on Nasdaq, and Chijet Motor is required to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Chijet Motor expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Following completion of the transactions contemplated by the Business Combination Agreement, there are an aggregate of 160,359,630 Chijet Motor Ordinary Shares issued and outstanding, which include those shares issued to the Sellers described in this paragraph (including the shares subject to surrender for the Earnout) and as described in the next paragraph.

On the Closing Date, the following securities issuances were made by Chijet Motor to JWAC’s and specified securityholders: (i) each outstanding share of the JWAC Common Stock, which was held by JWAC’s public stockholders were exchanged for (1) one Chijet Motor Ordinary Share, comprising approximately 1,300,705 Chijet Motor Ordinary Shares, and (2) one private contingent value right of Chijet Motor; (ii) each outstanding share of JWAC Class B Common Stock, according to JWAC’s certificate of incorporation, was converted into JWAC Common Stock and likewise exchanged for the right to receive 3,450,000 Chijet Motor Ordinary Shares (following which exchange all shares of JWAC Common Stock and such shares of JWAC Class B Common Stock were cancelled and ceased to exist); (iii) the registered holder of each outstanding right to receive one-eighth (1/8) of one share of JWAC Common Stock, which thereby provided such holder was eligible for one share of JWAC Common Stock upon holding eight of such JWAC Rights, was issued the number of full shares of JWAC Common Stock to which such holder of JWAC Rights was eligible, and which were exchanged for the equivalent number of Chijet Motor Ordinary Shares, with holders of publicly traded JWAC rights were eligible to have such rights converted into 1,725,000 Chijet Motor Ordinary Shares; (iv) each share of JWAC Common Stock which was not held by JWAC’s public stockholders was exchanged for one Chijet Motor Ordinary Share (consisting of privately placed JWAC Common Stock and JWAC Common Stock issued for JWAC’s privately placed rights) as well as shares issued privately to Chijet directors and for expenses, in each case as described in the Merger Proxy Statement, and which remaining Chijet Motor Ordinary Shares consisted of 1,503,625 Chijet Motor Ordinary Shares; and (v) the privately placed warrant of Greentree Financial Group Inc. (“Greentree”) was exchanged with an equivalent warrant exercisable into Chijet Motor Ordinary Shares, comprising 5,000,000 Chijet Motor Ordinary Shares, which was partially exercised thereon for 250,000 shares, and the Representative Warrant was exchanged with an equivalent warrant exercisable into Chijet Motor Ordinary Shares, comprising 414,000 Chijet Motor Ordinary Shares.

As of the date of this annual report, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals that are material for the business operations currently conducted in China, and have not been subject to any penalties or other disciplinary action from any PRC authority for the failure to obtain or the insufficiency of any license, permission or approval in connection with the conduct of our business operations. We have not been denied by any PRC authority with respect to the application of any requisite permissions by us or our PRC subsidiaries. Apart from the business licenses held by each of our PRC subsidiaries, the following table provides details on the material licenses and permissions held by our PRC subsidiaries. However, if we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Recipient	Governmental Permits	Issued by	Issuance Date	Expiration Date
FAW Jilin	The Access for Road Vehicle Manufacturing	The Ministry of Industry and Information Technology (“MIIT”)	2004	Long-term without an expiration date

FAW Jilin	Pollutant Discharge Permit	Jilin City Ecological Environment Bureau	01/12/2023	01/11/2028

FAW Jilin	The Review Opinion of the Energy Saving Report regarding the Project of Yantai Manufacturing Base of FAW Jilin on New Energy Vehicles	Shandong Development and Reform Commission	02/01/2021	01/31/2023*

FAW Jilin	Approval of Environmental Impact Report for the Project of Yantai Manufacturing Base of FAW Jilin on New Energy Vehicles	Branch of Yantai Ecological Environment Bureau in Economic and Technological Development Zone	10/27/2020	Long-term without an expiration date

FAW Jilin	Filing-for-Record on Hazardous Waste	Jilin City Ecological Environment Bureau	01/06/2022	Long-term without an expiration date

FAW Jilin	Record Registration of Consignee and Consignor of Import and Export of Goods	Jilin Customs	02/20/2020	07/31/2068

Shandong Baoya	Identification of Shandong Provincial Enterprise Technology Center	Shandong Development and Reform Commission	12/31/2021	Long-term without an expiration date

Shandong Baoya	Certificate of High-tech Enterprise	Department of Science & Technology of Shandong Province, Shandong Provincial Department of Finance, Shandong Provincial Tax Service of State Taxation Administration	12/15/2021	12/14/2024

Shandong Baoya	Record Registration of Consignee and Consignor of Import and Export of Goods	Branch of Yantai Customs in Economic and Technological Development Zone	01/31/2013	07/31/2068

Yantai Sale Company	Record Registration of Consignee and Consignor of Import and Export of Goods	Branch of Yantai Customs in Economic and Technological Development Zone	01/15/2020	07/31/2068

Xiangyang Yazhi	Pollutant Discharge Permit	Branch of Xiangyang Municipal Ecological Environment Bureau in Xiangyang Hi-tech Industry Development Zone	07/25/2023	07/24/2028

* According to the National Development and Reform Commission policy, the validity period for the review opinion of an energy-saving report is two years from the date of issuance. Projects that are expected to take longer than two years beyond the estimated completion time stated in the review opinion of an energy-saving report will need to undergo a new energy-saving review.

The chart below summarizes our corporate structure as of the date of this annual report:

Restructure of FAW Jilin and History

One of our principal subsidiaries is FAW Jilin, and our acquisition of FAW Jilin we believe provides an example of our innovative ownership and expansion structure, because we led the mixed ownership investment in and private ownership reform of FAW Jilin, which partial privatization we refer to as the reform of FAW Jilin. Before the reform, FAW Jilin was a wholly-owned subsidiary of China FAW Co., Ltd, a state owned enterprise. Shandong Baoya, China FAW Co., Ltd. and FAW Jilin formally signed the purchase contract on December 27, 2019, and completed the reform by increasing the capital of FAW Jilin by RMB 1.5 billion (or approximately $210 million).

Shandong Baoya and China FAW Co., Ltd. currently hold 70.5% and 29.5% shares of FAW Jilin, respectively. Chijet owns over 60% in FAW Jilin as a result of its 85.172% holding in Shandong Baoya. This acquisition was accomplished in accordance with procedures of the Shanghai United Assets and Equity Exchange, a public competitive bidding exchange in 2019. We believe the reform complements each other’s advantages, gives full play to each party’s strengths and demonstrates joint efforts. Shandong Baoya fully combines the vitality of private enterprises with the strength of FAW Jilin, so as to enhance its market competitiveness.

Notwithstanding our beliefs, the mixed ownership reform process is subject to risks and uncertainty, because it is a new process in this sector in recent years and also because differences in management processes and decision making structures may result in inefficiencies or integration difficulties, particularly in the first years of integration of these processes and structures. Please see “Item 3. Key Information - D. Risk Factors — There are certain differences in the business principles, rules and regulations followed by private enterprises compared to state-owned enterprises in carrying out our business work, so FAW Jilin, as a mixed ownership enterprise, may have different degrees of management, development philosophy and cultural integration difficulties in integration, which may in early stages in particular, result in integration challenges to the Company’s operation and management.” for more information.

Over the next three to five years, FAW Jilin plans to focus on market demand and industrial trends with a series of platform products for passengers and merchants having FAW Jilin designed and specialized characteristics. This strategy supports Shandong Baoya goal to become a service provider to meet people’s needs and to improve their travel experiences.

4B. Business Overview

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct substantially all of its operations through our operating entities established in the PRC, primarily Shandong Baoya and its subsidiaries.

We are a high-tech enterprise engaged in the research and development, production and sales of new energy vehicles. New energy vehicles, or NEVs, refers to plug-in electric vehicles including battery electric vehicles, plug-in hybrid (PHEV) electric vehicles and fuel cell electric vehicles. Our mission is to produce vehicles with efficient exhaust emissions, improve air quality, and benefit users and the environment. We are domiciled in the Cayman Islands and operate through our subsidiaries, as described below.

Our core operating entity, Shandong Baoya New Energy Vehicle Co., Ltd., or Shandong Baoya, was founded in 2009 and is one of the earliest companies in China to engage in the research and development, production and sales of new energy vehicles. Our subsidiaries mainly include Baoya New Energy Automobile R&D Institution (Yantai) Co., Ltd., Baoya New Energy Automobile Sale (Yantai) Co., Ltd., Xiangyang Yazhi, Xiangyang Yazhi New Energy Automobile Sale Co. Ltd., Bijie Yabei, Dezhou Yitu New Energy Automobile Co., Ltd., and Dezhou Yarui, Baoya New Energy Automobile R&D (Xiangyang) Co., Ltd. In 2019 we acquired our interest in FAW Jilin Automobile Co., Ltd., which we refer to as “FAW Jilin.” Our primary operating entities are Shandong Baoya, and Shandong Baoya’s subsidiary, FAW Jilin. Please see the section below entitled “Our Structure” for a diagram of our corporate structure. FAW Jilin has a subsidiary named FAW Jilin Automobile Sale Co., Ltd. and a branch named Shandong Branch of FAW Jilin.

Our main business includes the design and development, production, sales, after-sales service and export of new energy vehicles and vehicle parts. Our passenger vehicles include small cars, sedans and sports utility vehicles, or SUVs, and our commercial vehicles include light trucks and vans. Our automobile industry group provides products and services to the entire value chain for our vehicles include R&D, manufacturing, sales and product services.

We manufacture using intelligent manufacturing ecosystems, which focus on efficiency in planning, R&D, supply chain management, manufacturing, quality, and logistics.

Our two core operating entities, Shandong Baoya New Energy Automobile Co., Ltd. and its subsidiary FAW Jilin, respectively produce new energy vehicles and traditional fuel vehicles. After more than 40 years of development and operations, FAW Jilin has sold millions of vehicles in China and has established its place as one of the leaders in the popularization of light and small vehicles in China.

Our Vehicles

Our vehicle production lines include three platforms: the A-class electric car platform, referred to as FBS; the hybrid A-class SUV platform, referred to as RSS; the electric commercial vehicle platform, referred to as TVS; and the micro electric vehicle platform, referred to as FAS. We manufacture a variety of passenger vehicles (with the names R7, R8, R9), trucks (with the names T80, T90), passenger cars (the V80) and special sanitation vehicles and ambulances.

Our vehicles include, as applicable, technological innovations and breakthroughs which we have made (with our development partners), and these technologies include: (1) in-wheel motors, (2) solid-state batteries, (3) smart cockpits and (4) domain controllers. These innovations are discussed below.

(1) In-wheel motor

The in-wheel motor has completed four demo testings, accompanied by controller matching and functional debugging after the first round of verification test. Yantai University, including with our collaboration and participation as licensee, has applied for more than 10 patents from its body design, lightweight design, braking system, structure and control, which positions the innovation we believe for a leading position in the industry.

(2) Solid-state battery

The first generation of our solid-state battery has been loaded into the car, completed the road test for our FB77 prototype electric car and passed the local regulatory acceptance for battery function. We have cooperated with Beijing Welion New Energy Technology Co., Ltd. to carry out the verification of the solid-state battery in this vehicle.

(3) Intelligent Driving:

Using our L2 automatic driving assistance system, in our FB77 prototype model, a low-cost scheme of “pure vision” L2 automatic driving will be applied, including an intelligent driving domain controller, a forward-looking camera, a forward-looking millimeter wave radar, two corner millimeter wave radars at the rear of the vehicle and 12 ultrasonic devices. We likewise cooperate with Wuxi Intelligent Research Institute of Hunan University in developing this technology.

(4) Domain Controllers:

The innovation of Domain Controllers uses a Mosfet relay instead of a traditional fuse relay box to more accurately control the power supply system of the whole vehicle in order to manage energy. The controller also uses a lithium-ion battery instead of the lead-acid battery, so that the weight of the vehicle body is reduced, and the power supply system of the whole vehicle can be more refined in a low-voltage capacity. We likewise cooperate with Wuxi Intelligent Research Institute of Hunan University in developing this technology.

In addition to the above innovations, we are in the process of developing other innovations, including cooperating with other companies to develop control chips and cooperating with Hunan University to develop L4-level autonomous driving. Our L2++and L4 autonomous driving products include a focus on product research and development for the two key application scenarios of parking and also urban road driving. About our autonomous parking system, we are in the process of developing an automatic parking system, or AVP, which can function at distances of up to 100 meters. At the same time, our vehicle prototype, the FB77 vehicle, is equipped with our L4 fully automatic driving prototype system, which provides technical reserve for an autonomous driving system for pre-identified city destinations, which we refer to as RoboTaxi in the city.

Our Current Vehicles

Our current vehicles in production consist of our models R7, V80 and T80.

Our R7 SUV

R7 is an A0-class SUV, with a vehicle size of 4305mm×1780mm×1555mm, a wheelbase of 2600mm and a 1.5L engine, which meets the Chinese national six emission standards. Its maximum power is 85kw and its maximum torque is 150Nm. The vehicle’s shape and key parts are all designed to international standards, reflecting the characteristics of safety, comfort and practicality. We believe this vehicle provides reliable quality and price while reflecting high value performance.

Our V80 Compact Box Truck

V80 is a compact box truck, with a body size of 4205mmX1685mmX1910mm, a wheelbase of 2800mm, and a cargo space of 4.53m3. Its appearance is stylish and atmospheric, and its power system is equipped with an electronic throttle, which can control more accurately the transmission and save fuel, and can meet the needs of three major markets: commercial, domestic and special.

Our T80 Mini-Series Truck

T80 is a mini-series truck, which is positioned as an export product. The size of the truck is 4820mm×1675mm×1955mm, equipped with a 1.5L national V emission engine and a 5-speed manual transmission. Its maximum power is 75kw and its maximum torque is 135Nm. This truck is characterized by an emphasis on reliable quality and flexible configuration to meet the consumption needs of various regions.

Revenue from sales of R7 of our current vehicles in production was approximately $6,058 thousand, or 79% of our total revenue from sales of vehicles in the fiscal year ended December 31, 2023, approximately $9,052 thousand, or 76% of our total revenue from sales of our current vehicles in the fiscal year ended December 31, 2022, and approximately $5,517 thousand, or 45% of our total revenue from sales of our current vehicles in the fiscal year ended December 31, 2021.

Revenue from sales of V80 of our current vehicles in production was approximately $507 thousand, or 7% of our total revenue from sales of vehicles in the fiscal year ended December 31, 2023, approximately $574 thousand, or 5% of our total revenue from sales of our current vehicles in the fiscal year ended December 31, 2022, and approximately $61 thousand, or 1% of our total revenue from sales of our current vehicles in the fiscal year ended December 31, 2021.

Revenue from sales of T80 of our current vehicles in production was approximately $694 thousand, or 9% of our total revenue from sales of vehicles in the fiscal year ended December 31, 2023, approximately $1,958 thousand, or 18% of our total revenue from sales of our current vehicles in the fiscal year ended December 31, 2022, and approximately $6,112 thousand, or 50% of our total revenue from sales of our current vehicles in the fiscal year ended December 31, 2021.

In the fiscal years ended December 31, 2023, 2022, and 2021, our principal products in terms of sales revenue in this category were R7 and T80 modules.

Prototype Vehicles

Our current prototype vehicles include models FB77, FB31, FA11 and R9PHEV.

FB77

FB77 is A+ class pure electric car. Its size is 4670mm*1870mm*1500mm with wheelbase 2825mm. Its appearance is designed as “high-energy pulse”. And the penetrating LED taillights are added to form a simple and smooth shape. Adopting advanced lightweight technology and intelligent Dolphin chassis system, the car body has achieved the characteristics of high performance and light weight. It adopts the design of front McPherson independent suspension and rear multi-link suspension, and is equipped with 6 airbags and 5 safety belts, which has the characteristics of large space, high comfort and strong safety. Intelligent human-machine interaction design adopts intelligent networking technology, equipped with car networking and intelligent safety equipment. The power design adopts a high-performance three-in-one electric drive system, with 7.5s acceleration time from 0 to 100 km/h and up to a 600km long battery life, during a test charging cycle. Based on the functions and configurations of the above products, FB77 models can not only meet different young consumers in the market, but also bring comfortable driving experience to car owners.

Source: Inf.news news agency; Shangdong Baoya.

FB31

FB31 is an A+ class crossover SUV. It adopts a new design to reflect the future concepts of mobile home, intelligent networking, intelligent interaction, intelligent driving and environmental protection. The car solves the demand of future home travel, human-computer interaction, leisure and entertainment, and is designed to meet the requirements of intelligent driving and an intelligent cockpit. It is equipped with a number of advanced technologies, including CTC (cell to chassis) chassis integration technology, chassis by wire technology, chassis domain control, drive system, solid-state battery, and other technologies. Its shape mainly reflects the future automobile state such as new species, mobile space and high-end transportation. The intelligent driving level of the car under test conditions has reached aspects of a L4 autonomous driving system, which is an industry term that refers to autonomous driving under specified conditions that can realize multiple interactions among people, cars and roads.

FA11

FA11 is a high-end A-class two-door e-sports style pure electric vehicle which we are developing. This product is designed to develop new platforms and models and broaden our family tree of models. It is designed with enhanced features for individual driving, human-computer interaction, leisure and entertainment, intelligent driving and intelligent cockpit in order to reflect future automobile demand. This prototype uses a new platform design and styling design, which embodies the future concepts of features of a mobile home, e-sports entertainment, intelligent networking, intelligent interaction and intelligent driving while being a purely electric vehicle is designed to support environmental protection.

R9PHEV

R9PHEV is an A-class hybrid SUV, which comprehensively upgrades the chassis based on the original R9 fuel vehicle. Its size is 4505mm×1835mm×1675mm. The wheelbase is 2700mm, and it has a 4.5L high-efficiency engine. Its DHT300 power system integrates the motor, generator, electronic control and variable speed system, and its peak power can reach 130kw, realizing the acceleration of 0-50km in as little as 3 seconds and 0-100km in as little as 8.5 seconds, under test conditions. At the same time, it is also configured with a high-efficiency thermal management battery system of 17.52kw, realizing WLTC pure battery life ≥85km and we believe a highly competitive, comprehensive battery life. We believe the comprehensive fuel consumption and power loss fuel consumption of this prototype car have reached the market leading level.

Our Power Solutions

Our power supply solutions offer super charging mode and fast power changing mode. The super charging mode matches the public fast charging pile and 4C fast charging battery system to achieve a charge of 200KM in up to 10 minutes, thus helping solve the problem of battery life anxiety. At present, we are in contact with Zhongchuang Xinhang (6C scheme), Lanjun Ruipu (4C scheme), Yiwei Lithium Energy (4C scheme) and other enterprises to lay the framework for battery charging services and related components. In the electricity exchange mode we will cooperate with Aodong New Energy and Xiexin New Energy to realize quick exchange in small areas through a modular platform battery system for battery exchanges.

Sales, Advertising and Marketing

We advertise through multimedia such as television, Internet, and print. Our marketing aims to put the pursuit of customer satisfaction first, provide customers with a more convenient way to purchase cars through widely distributed distribution channels; narrow the distance with consumers through auto shows, road shows, and tour exhibitions, as well as through media public relations manuscript reports, WeChat public account, official website, Vlog and personal WeChat Moments spread product image and performance.

Strategic Cooperation

We have signed strategic cooperation agreements with Ruidong New Energy Technology Co., Ltd. And we work together to develop on board equipment to carry out the integration and development of new energy hybrid power system in order to improve the company’s product endurance and other performance indicators.

Technology Research and Development

We cooperate with Yantai University, Hunan University Wuxi Intelligent Control Research Institute, Beijing Welion New Energy Technology Co., Ltd., CRRC Corporation Limited, Nantong Ruidong New Energy Technology Co., Ltd. and other scientific research institutes and new Technology companies have carried out in-depth cooperation on forward-looking technologies.

Intellectual Properties

We maintain and protect the intellectual property related to our vehicles. As of the date of this annual report, we hold a portfolio of 110 granted patents, including 3 invention patents, 76 utility model patents, 31 appearance patents, 13 pending patents and 48 granted trademarks.

Marketing

We cooperate with Beijing Haodezhi Technology Co., Ltd., JW Capital International Ltd. and Shandong Beijiang New Energy Co., Ltd. We have established cooperative relations with large customers such as Shudu Automobile Co., Ltd.

Customers

Our customers consist of distributors, online car-hailing and other private market customers, supplemented by government and group procurement.

Delivery of Vehicles

We sell and distribute our products through three modes: distribution (dealer sales), direct sales (factory sales and direct sales stores) and overseas agency sales. Domestic sales of commercial vehicles are mainly delivered by land (road) transportation, and international sales are mainly by sea and railway by our distribution.

We utilize international and domestic sales network distributors, which generally are independent of our Company including 129 for Shandong Baoya and 215 for FAW Jilin, and 35 overseas networks that we share with China FAW Co., Ltd. Our sales department has a total of 48 employees. Among them, there are 8 management staff, 11 sales staff and 29 sales support staff as of December 31, 2023.

A substantial portion of our sales is attributable to a limited number of long-term customers. Our top customers (which each accounted for 10% or more of our sales in each period) together accounted for 22%, 48%, and 35%, respectively, of our total sales for the fiscal years ended December 31, 2023, 2022 and 2021.

The following table sets forth for the periods indicates the geographic breakdown of our sales by the region where purchase orders are originated.

Regions	Fiscal Year 2023		Fiscal Year 2022		Fiscal Year 2021
in thousand USD	Sales	% of Total Sales	Sales	% of Total Sales	Sales	% of Total Sales
Mainland China	$9,185	96.9%	$14,947	99.9%	$22,303	100.0%
Latin America	$163	1.7%	$-	-	$-	-
Oceania	$78	0.8%	$-	-	$-	-
Europe	$57	0.6%	$14	0.1%	$-	-
Total	$9,483	100%	$14,961	100%	$22,303	100%

We focus sales activities on strengthening our relationships with large customers, with whom we maintain good collaborative relationships. Customers look to us for a reliable supply. For each key customer, we appoint an account manager who is primarily responsible for our relationship with that specific customer, complemented by a product development team consisting of engineers who participate in meetings with that customer to understand the customer’s specific needs. We continue to expand sales channels including enlarge overseas sales by exporting cars to new regions and penetration to domestic rural areas.

Manufacturing, Supply Chain

We have more than four hundred existing suppliers, and related contracting parties, located domestically and internationally. The majority of our supply base is located in China, which we believe is beneficial as it enables us to acquire supplies more quickly and reduces risk of delays related to shipping and importing. We have developed close relationships with several key suppliers. We obtain systems, components, raw materials, parts, manufacturing equipment and other supplies and services from suppliers which we believe to be reputable and reliable. Similar to other global major automobile manufacturers, we follow our internal process to source suppliers taking into account quality, cost and timing. We have a part quality management team which is responsible for managing and ensuring that supplies meet quality standards.

The key components and materials of our vehicles include batteries, drive motors and vehicle specification chips. We source these components and raw materials from outside sources. We do not typically enter into binding master supply agreements with our major suppliers but we provide our suppliers quarterly forecasts which generally cover product specifications, quantities and delivery terms. These forecasts serve as an indication of the size and key components of our order, and neither party is committed to supply or purchase any products until a firm purchase order is issued. We purchase our components and materials based on forecasts from our customers as well as our own assessments of our customers’ needs. Our rolling forecasts are generally made three months in advance and updated monthly.

In order to reduce our component and raw material costs and our dependence on any one supplier, we generally develop compatible components and raw materials and purchase our components and raw materials from more than one source. However, we source the key components and raw materials from a limited group of suppliers in order to ensure timely supply and consistent quality. We perform periodic evaluations of our component and raw material suppliers based on a number of factors, including the quality and cost of the materials, delivery and response time, the quality of the services and the financial health and management of the suppliers.

We maintain a strategic relationship with many of our key material suppliers, and we generally maintain a component and raw material inventory sufficient for approximately 2-8 days.

For the fiscal year ended December 31, 2023, we had two suppliers accounting for 38% and 7% of our total purchase, respectively. Two suppliers accounted for 19 % and 11% of our total purchase of raw materials for the fiscal year ended December 31, 2022, respectively. Two suppliers accounted for 30% and 11% of our total purchase of raw materials for the fiscal year ended December 31, 2021, respectively.

Quality Control

The Company has 103 quality management and full-time technical personnel. FAW Jilin as a production base has passed the IATF16949 quality management system audit, IATF certificate number: 0362398. Our quality control requirements are set according to IATF16949:2016 “Quality Management System Requirements for Automobile Production Parts and Service Parts Organization”, “Compulsory Product Certification Implementation Rules-Automobile”, “Compulsory Product Certification Implementation Rules-Automotive Interior” and other requirements Perform quality control.

We maintain quality control standards and documentation, including a first-level quality control document “Quality Manual” has been established, and 166 quality control standards and procedures relating to management support process, product birth process, mass production process, and sales service process.

Our supplier quality management includes carrying out quality review of our supplier access, process optimization, elimination and exit support through supplier system audit, product audit, process audit, and other functions.

Material Contracts

Set forth below is a summary of all material agreements to which we are a party entered into within the preceding three fiscal years, excluding the contracts entered into in the ordinary course of our business.

Loan Agreement with Yantai Guofeng Investment Holdings Groups Co., Ltd.

On December 9, 2019, Shandong Baoya entered into a loan agreement Yantai Guofeng Investment Holdings Group Co., LTD (“Yantai Guofeng”), an affiliate of the Company. The loan is part of a broader initiative supported by local government entities to promote new energy vehicle projects in the region. The principal of the loan is RMB1.5 billion (approximately US$215 million), to be paid in specific installments based on project milestones, including an initial RMB450 million (approximately US$62 million) to facilitate the mixed capital increase project for FAW Jilin and remaining RMB1.05 billion (approximately US$228 million) to be paid pursuant to the capital increase schedules. The loan has a 6.5% annual interest rate, with repayment obligations structured based on the progress and outcomes of the vehicle production project. Additionally, the agreement includes clauses for automatic termination under certain conditions, such as failure to meet certain project-related development commitments. Pursuant to the loan agreement, if Shandong Baoya meets certain development conditions, part of the loan could be waived and converted to a government subsidy, including interest on such portion. By December 31, 2021, a total of US$107,044 thousand (RMB760,000 thousand) of the principal amount has been converted to government subsidies because the initial conversion criteria have been satisfied. The remaining criteria include, but are not limited to, achieving the first phase of mass production and reaching the prescribed production and sales numbers of vehicles. For the year ended December 31, 2023, no principal amount has been converted to government subsidies. As of April 30, 2024, the outstanding principals and interests were US$133,794 thousand (RMB949,927 thousand). The loan agreement remains in force and both parties continue to uphold its terms as of the date of this annual report. See “Item 7. Major Shareholders and Related Party Transactions”, “Item 13. Defaults, Dividend Arrearages and Delinquencies” and Note 22 of Notes to Consolidated Financial Statements, which are included in this annual report for more details of the loan agreement.

Loan Agreements between FAW Finance Co. Ltd., China FAW Corporation Limited and FAW Jilin Automobile Co., Ltd., dated January 29, 2019, May 20, 2019, August 29, 2019, October 29, 2019, November 27, 2019, December 13, 2019, respectively, Loan Extension Agreement, dated January 23, 2020 and the Supplementary Agreement to the Loan Agreements dated on May 20, 2020

FAW Jilin, China FAW Corporation Limited (the minority shareholder of FAW Jilin) and its affiliate, FAW Finance Co., Ltd have entered into a series of working capital loan agreements in the amount of RMB700 million (approximately US$98,593 thousand) on January 29, 2019, in the amount of RMB350 million (approximately US$49,296 thousand) on May 20, 2019, in the amount of RMB150 million (approximately US$21,127 thousand) on August 29, 2019, in the amount of approximately RMB270 million (approximately US$38,029) on October 29, 2019, in the amount of approximately RMB188 million (approximately US$26,479 thousand) on November 27, 2019, in the amount of approximately RMB87.4 million (approximately US$12,310 thousand) on December 13, 2019, each of the loans bears an annual interest rate of 3.915% with a term of one year. On January 23, 2020, the loan in the amount of RMB 700 million was extended for 12 months. On May 20, 2020, the parties have entered into a supplement agreement to the loan agreements, pursuant to which, FAW Jilin agreed to make four installment payments of US$41,732,628 (RMB287,867,500), each for the remaining principal balance and pledged certain land use rights, buildings, machinery and equipment, mold and tooling and other logistic equipment of FAW Jilin. FAW Jilin failed to make the payments on November 1, 2022 and November 1, 2023. As of April 30, 2024, the aggregate outstanding principals and interests under such loans were US$185,746 thousand (RMB1,318,779 thousand). See “Item 7. Major Shareholders and Related Party Transactions” and “Item 13. Defaults, Dividend Arrearages and Delinquencies” for more details and current status of the loan agreements.

Principal Creditor’s Rights and Maximum Mortgage Contract between FAW Finance Co. Ltd. and FAW Jilin Automobile Co., Ltd., dated May 20, 2019 and Maximum Mortgage Contract between FAW Finance Co. Ltd. and FAW Jilin Automobile Co., Ltd., dated November 21, 2019

In connection with the foregoing loan agreements among FAW Jilin, China FAW Corporation Limited (the minority shareholder of FAW Jilin), and its affiliate, FAW Finance Co., Ltd., FAW Jilin and FAW Finance Co., Ltd. entered into a principal creditor’s rights and maximum mortgage contract on May 20, 2019, and a maximum mortgage contract on November 21, 2019. Pursuant to this, FAW Jilin has pledged land use rights and property to secure creditor’s rights in the amount of approximately US$49 million (RMB 350,000 thousand), with a creditor’s rights determination period from May 21, 2019 to May 21, 2024. Additionally, it pledged its equipment to secure creditor’s rights in the amount of approximately US$169 million (RMB 1.2 billion), with a creditor’s rights determination period from June 1, 2019 to June 1, 2024. See “Item 7. Major Shareholders and Related Party Transactions” and “Item 13. Defaults, Dividend Arrearages and Delinquencies” for more details and current status of these agreements. Also see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry — We are in breach of certain loan agreements and may become in breach of other loan agreements in the future. If lenders enforce the pledge on certain of our properties, our business operation may be disrupted, and our business, financial condition, results of operations and prospects could be materially and adversely affected.”

Mortgage Guarantee Contract of Building and Land among Xiangyang Yazhi, Lender A and Lender B, dated June 20, 2023, and Mortgage Guarantee Contract of Equipment among Xiangyang Yazhi, Lender A and Lender B, dated June 20, 2023

In connection with two loan agreements and related promissory note, commitment letter, creditor’s rights investment agreement, and guarantee letters among Xiangyang Yazhi, Lender A, and Lender B, Xiangyang Yazhi, Lender A, and Lender B entered into a mortgage guarantee contract for building and land dated June 20, 2023, and a mortgage guarantee contract for equipment dated June 20, 2023, respectively. Pursuant to the mortgage agreements, Xiangyang Yazhi pledged its machinery and equipment, a building with an area, and a parcel of land use right, located in Xiangyang City, China, to the lenders to secure the loans with the principal amount of approximately US$95.9 million (RMB 694,598 thousand). See “Item 7. Major Shareholders and Related Party Transactions” and “Item 13. Defaults, Dividend Arrearages and Delinquencies” for more details and current status of these agreements. Also see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry — We are in breach of certain loan agreements and may become in breach of other loan agreements in the future. If lenders enforce the pledge on certain of our properties, our business operation may be disrupted, and our business, financial condition, results of operations and prospects could be materially and adversely affected” and “We may face significant challenges in securing on acceptable terms for a substantial part of the government grants, loans, and other incentives for which we apply. We have not been, and may continue to be, unable to convert any existing loans into government grants and subsidies we have applied for. We have failed to meet certain conditions of our existing loans and may not be able to meet the conditions of other loans. This poses a material risk to our financial stability and may materially and adversely impact our business, financial results and future prospects.”

Business Contract of EP Car Body-in-White Trial Production

On April 18, 2022, Shandong Baoya entered into a business contract with Rizhengsheng Auto Technology (Changzhou) Co., Ltd. for the trial production of the body-in-white of an EP Vehicle. Shandong Baoya committed to milestone-based payments in installments, upon mold opening, pre-delivery inspections, and final payments following post-delivery acceptance. The payment schedule was set from April 18, 2022, through March 31, 2023. Although the contract has not been renewed, it remains in force and both parties have not terminated the contract as of the date of this annual report.

Development Agreement

On May 8, 2021, Shandong Baoya entered into a development agreement with Jiangxi Dekai Carlight Co. Ltd. for exterior lighting in the FB77 project. Shandong Baoya agreed to pay in installments upon its approvals of developed products. Jiangxi Dekai Carlight Co. Ltd. agreed to pay a daily penalty for delays in delivering tooling samples acceptable to Shandong Baoya. The contract has not been fully completed due to delays in the construction of the Yantai electric vehicle manufacturing site. Although the contract has not been renewed, it remains in force, and both parties have not terminated the contract as of the date of this annual report.

Construction Agreement

On February 26, 2021, Shandong Baoya entered into a construction contract with Shandong Sanjian Construction Engineering Management Co. Ltd. for the construction of FAW Jilin new energy vehicle base project at Yantai Economic & Technological Development Area, Shandong Province, China. The project is for an aggregated area of 114,580 square meters and an aggregated contract price of approximately RMB248 million (approximately US$34.9 million). This includes the construction of general assembly, stamping, painting, and welding workshops, each designed with robust steel structures to meet the project’s manufacturing requirements. The project was originally expected to be completed on June 30, 2022. The contract has not been fully completed due to delays in the construction of the Yantai electric vehicle manufacturing site. Although the contract has not been renewed, it remains in force, and both parties have not terminated the contract as of the date of this annual report.

Seasonality

There are certain seasonal fluctuations in China’s new energy vehicle sales market. Generally, September to December is the peak sales season, and January to February is the off-season. The seasonality of our products is in line with the situation in China’s new energy vehicle market.

Competition

Competition in the automotive industry is intense and evolving. We believe the impact of new regulatory requirements for occupant safety and vehicle emissions, technological advances in powertrain and consumer electronic components, and shifting customer needs and expectations are causing the industry to evolve in the direction of electric-based vehicles. We believe the primary competitive factors in our markets are:

●	Pricing;

●	Technological innovation;

●	Vehicle performance quality and safety;

●	Service and charging options;

●	User experience;

●	Design and styling; and

●	Manufacturing efficiency.

The China automotive market is generally competitive. We expect it will become more competitive in the future. In addition to domestic traditional car companies, it will also face multi-faceted competition from international wholly-owned enterprises, joint ventures and new car manufacturers.

Our main competitors include Nio Inc., Li Auto Inc.,Xpeng Inc., among others.

Insurance

We maintain vehicle insurance, property insurance, machinery breakdown insurance, inventory insurance, and real property insurance. We consider our insurance coverage sufficient for our business operations in China.

Environmental Matters

Our main environmental protection facilities are: two-chamber RTO thermal incineration, Venturi wet paint mist purification, low-nitrogen combustion, filter tube dust removal, bag filter dust removal, adsorption + two-chamber RTO thermal incineration, water spin wet paint mist purification, painting VOCS online monitoring, comprehensive sewage treatment station of sewage discharge unit, online monitoring of its sewage station, among other matters.

We are currently not being fined/penalized for environmental violations. We are in compliance with all current environmental protection requirements under PRC laws and regulations. In the event of any changes in the PRC laws and/or regulations and/or government policies on environmental protection and more stringent requirements are imposed on the Company, we may have to incur extra costs and expenses to comply with such requirements.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. The subsidiary FAW Jilin has significant litigations in contractual disputes in court. The following table sets forth the current legal proceedings that we are involved, which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations.

No.	Plaintiff	Defendant	Cause of Action	Amount in Controversy (USD)	Name of the Court/Arbitration Commission	Current Status
1	FAW Mould Manufacturing Co., LTD	FAW Jilin	Contractual Dispute	36,606,447.72	Jilin High-Tech Industrial Development Zone People’s Court	Under enforcement

2	The Ninth Design and Research Institute of Machinery Industry Co. LTD	FAW Jilin	Contractual Dispute	1,152,057.26	Jilin Province Higher People’s Court Jilin Intermediate People’s Court	Under enforcement

3	FAW Logistics Co. LTD	FAW Jilin	Contractual Dispute	2,764,619.85	Jilin Intermediate People’s Court	Under enforcement

4	FAW Logistics (Changchun Lushun) Storage and Transportation Co., LTD	FAW Jilin	Contractual Dispute	2,807,846.16	Jilin Intermediate People’s Court	Under enforcement

5	Changchun FAW International Logistics Co. LTD	FAW Jilin	Contractual Dispute	1,005,515.83	Jilin High-Tech Industrial Development Zone People’s Court	Under enforcement

6	Thyssenkrupp Presta Fawer(Changchun) Co., Ltd.	FAW Jilin	Contractual Dispute	598,368.93	Jilin Intermediate People’s Court Jilin High-Tech Industrial Development Zone People’s Court	Under enforcement

7	Changchun Zhongsheng Technology Co., Ltd.	FAW Jilin	Contractual Disputes	33,201.82	Jilin High-Tech Industrial Development Zone People’s Court	Stage of second instance trial

8	Guangxi Materials Group Liuzhou Electromechanical Co.	FAW Jilin	Contractual Disputes	40,683.32	Jilin High-Tech Industrial Development Zone People’s Court	Stage of first instance trial

9	FAW Jilin	Changchun FAW Yanfeng Visteon Electronics Co., Ltd.	Contractual Dispute	454,737.44	Jilin High-Tech Industrial Development Zone People’s Court	Stage of first instance trial

10	FAW Jilin	China First Automobile Co., Ltd.	Contractual Dispute	830,049.45	China International Economic and Trade Arbitration Commission	Stage of first instance trial

11	FAW Jilin	China First Automobile Co., Ltd.	Contractual Dispute	2,676,396.71	China International Economic and Trade Arbitration Commission	Stage of first instance trial

12	FAW Jilin	China First Automobile Co., Ltd.	Contractual Dispute	4,438,315.60	China International Economic and Trade Arbitration Commission	Stage of first instance trial

13	FAW Jilin	China First Automobile Co., Ltd.	Contractual Dispute	63,155.34	China International Economic and Trade Arbitration Commission	Stage of first instance trial

14	FAW Jilin	China First Automobile Co., Ltd.	Contractual Dispute	113,403.22	China International Economic and Trade Arbitration Commission	Stage of first instance trial

15	FAW Jilin	FAW Logistics (Changchun Lushun) Storage and Transportation Co., LTD	Contractual Dispute	145,726.28	Jilin High-Tech Industrial Development Zone People’s Court	Pending first instance trial

16	Qingjian Group Co., Ltd.	Bijie Yabei, Shandong Baoya	Contractual Dispute	59,738.52	Qixingguan District People’s Court of	Stage of first instance trial

17	Shandong Baoya	Hunan Taide Automobile Air Conditioning Co., Ltd., Shanxi Taide Automobile Air Conditioning Co., Ltd.	Contractual Disputes	436,717.84	Yantai Economic and Technological Development Zone People’s Court	Pending first instance trial

18	Shandong Baoya	Shanghai Youhang Automotive Electronics Co., Ltd., Shenzhen Youjia Innovation Technology Co., Ltd.	Contractual Disputes	278,877.17	Yantai Economic and Technological Development Zone People’s Court	Pending first instance trial

19	Jiangsu Zhongqi Boyue Vehicle Technology Co. Ltd.	Shandong Baoya	Contractual Disputes	284,511.05	Yantai Economic and Technological Development Zone People’s Court	Pending first instance trial

20	Zhejiang Mould Factory	Shandong Baoya	Contractual Disputes	943,675.26	Yantai Economic and Technological Development Zone People’s Court	Mediation prior to trial

21	Qingdao Branch of Changzhou Fusen Automobile Parts Co. Ltd.	Shandong Baoya	Contractual Disputes	445,640.08	/	Application for jurisdictional objection

22	Jiangsu Wosu Automobile Parts Co. Ltd.	Shandong Baoya	Contractual Disputes	480,570.15	/	Application for jurisdictional objection

23	Zhengzhou Dexin Automobile Parts Co.	Shandong Baoya	Contractual Disputes	214,052.31	/	Application for jurisdictional objection

Despite the listing of status for items above, future events and outcomes may be different than currently reasonably expected by the Company. Amounts in controversy are converted into US dollar using the exchange rate as of December 31, 2023 (i.e., 1 USD = RMB 7.0999).

Cases No.1 to No. 6 have been settled through judgment effected. The settled amounts have been accrued and reflected in the consolidated financial statements for the year ended December 31, 2023.

Cases No.7 to No.19 are in the stage of second instance trial or first instance trial or pending first instance trial. The company accrued the expected amount of loss for Case No.7 and No.8.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations and Approvals Covering the Manufacturing of New Energy Vehicles

The National Development and Reform Commission (the “NDRC”) promulgated the Provisions on Administration of Investment in Automobile Industry (the “Investment Provisions”), effective on January 10, 2019, according to which enterprises are encouraged to, through equity investment and cooperation in production capacity, enter into strategic cooperation relationships, carry out joint research and development of products, organize manufacturing activities jointly and increase industrial concentration. The advantageous resources in production, high learning, research, application and other areas shall be integrated and core enterprises in the automobile industry shall be propelled to form industrial alliance and industrial consortium.

Pursuant to the Regulations on the Administration of Newly Established Pure Electric Passenger Vehicle Enterprises (the “New Electric Passenger Vehicle Enterprise Regulations”) effective on July 10, 2015, before a vehicle can be added to the Announcement of Vehicle Manufacturers and Products (the “Manufacturers and Products Announcement”) issued by the Ministry of Industry and Information Technology (the “MIIT”), a procedure required by law for vehicles to be approved for manufacture and sale in China, the vehicle must meet the applicable requirements set forth in relevant laws and regulations. Such relevant laws and regulations include, among others, the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products (the “MIIT Admission Rules”), effective on July 1, 2017 and amended on July 24, 2020, and the Administrative Rules on the Admission of Passenger Vehicles Manufacturer and Products, which became effective on January 1, 2012, and pass the review by the MIIT. NEVs that have entered into the Manufacturers and Products Announcement are required to undergo regular inspections every three (3) years by the MIIT so that the MIIT may determine whether the vehicles remain qualified to stay in the Manufacturers and Products Announcement. According to the MIIT Admission Rules, in order for vehicles to enter into the Manufacturers and Products Announcement, the vehicles must satisfy certain conditions, including, among others, meeting certain standards set out therein, meeting other safety and technical requirements specified by the MIIT, and passing inspections conducted by a state-recognized testing institution. Once such conditions for vehicles are met and the application has been approved by the MIIT, the qualified vehicles will be published in the Manufacturers and Products Announcement by the MIIT. Where any new energy vehicle manufacturer manufactures or sells any model of a new energy vehicle without the prior approval of the competent authorities, including being published in the Manufacturers and Products Announcement by the MIIT, it may be subject to penalties, including fines, forfeiture of any illegally manufactured and sold vehicles and spare parts and revocation of its business licenses.

Regulations on Compulsory Product Certification

Under the Administrative Regulations on Compulsory Product Certification which was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine (the “QSIQ”, which has merged into the State Administration for Market Regulation, or the SAMR) on July 3, 2009, became effective on September 1, 2009 and was amended on September 29, 2022, and the List of the First Batch of Products Subject to Compulsory Product Certification which was promulgated by the QSIQ in association with the State Certification and Accreditation Administration Committee on December 3, 2001 and became effective on May 1, 2002, SAMR, as the successor of QSIQ, is responsible for the regulation and quality certification of automobiles. Automobiles and parts and components must not be sold, exported or used in operating activities until they are certified by designated certification authorities of the PRC as qualified products and granted certification marks.

Regulations relating to Parallel Credits Policy on Vehicle Manufacturers and Importers

On September 27, 2017, the MIIT, the MOF, the MOFCOM, the General Administration of Customs of PRC and the SAMR jointly promulgated the Measure for the Parallel Administration of the Corporate Average Fuel Consumption and New Energy Vehicle Credits of Passenger Vehicle Enterprises (the “Parallel Credits Measure”), which were most recently amended on June 29, 2023 and took effect on August 1, 2023. Under the Parallel Credits Measure, each of the vehicle manufacturers and vehicle importers above a certain scale is required to, among other things, maintain its new energy vehicles credits, or the NEV credits, and corporate average fuel consumption credits, above zero, regardless of whether NEVs or ICE vehicles are manufactured or imported by it, and NEV credits can be earned only by manufacturing or importing NEVs. Therefore, NEV manufacturers will enjoy preferences in obtaining and calculating NEV credits.

NEV credits are equal to the aggregate actual scores of a vehicle manufacturer or a vehicle importer minus its aggregate targeted scores. According to the Parallel Credits Measure, the actual scores shall be calculated by multiplying the score of each new energy vehicle model, which depends on various metrics such as the driving range, battery energy efficiency and the rated power of fuel cell systems, and is calculated based on formula published by MIIT (in the case of battery electric vehicle, the NEV credit of each vehicle is equal to (0.0034×Vehicle Mileage+0.2) x Mileage Adjustment Coefficient x Battery Energy Density Adjustment Coefficient x Electricity Consumption Coefficient), by the respective production or import volume, while the targeted scores shall be calculated by multiplying the annual production or import volume of traditional ICEs of a vehicle manufacturer or importer by the NEV credit ratio set by the MIIT. The NEV credit ratios are 14%, 16% and 18% for the years of 2021, 2022 and 2023, respectively, increasing from 10% and 12% for 2019 and 2020, respectively. Excess positive NEV credits are tradable and may be sold to other enterprises through a credit management system established by the MIIT while excess positive corporate average fuel consumption credits can only be carried forward or transferred among related parties. Negative NEV credits can be offset by purchasing excess positive NEV credits from other manufacturers or importers.

According to these measures, the requirements on the NEV credits shall be considered for the entry approval of passenger vehicle manufacturers and products by the regulators. If a passenger vehicle enterprise fails to offset its negative credits, its new products, if the fuel consumption of which does not reach the target fuel consumption value for a certain vehicle models as specified in the Evaluation Methods and Indicators for the Fuel Consumption of Passenger Vehicles, will not be listed in the Announcement of the Vehicle Manufacturers and Products issued by the MIIT, or will not be granted the compulsory product certification, and the vehicle enterprises may be subject to penalties according to the relevant rules and regulations.

Regulations on Electric Vehicle Charging Infrastructure

Pursuant to the Guidance Opinions of the General Office of the State Council on Accelerating the Promotion and Application of the New Energy Vehicles, which became effective on July 14, 2014, the Guidance Opinions of the General Office of the State Council on Accelerating the Development of Charging Infrastructures of the Electric Vehicle, which became effective on September 29, 2015, and the Development Plan for the New-energy Vehicle Industry (2021-2035), which became effective on October 20, 2020, the PRC government encourages the construction and development of charging infrastructure for electric vehicles, such as charging stations and battery swap stations, and only centralized charging and battery replacement power stations are required to obtain approvals for construction, permits from the relevant authorities.

The Circular on Accelerating the Development of Electrical Vehicle Charging Infrastructures in Residential Areas promulgated on July 25, 2016 provides that the operators of electrical vehicle charging and battery swap infrastructure are required to be covered under liability insurance policies to protect the purchasers of electric vehicles, covering the safety of electric vehicle charging.

Regulations on Automobile Sales

Pursuant to the Administrative Measures on Automobile Sales promulgated by the Ministry of Commerce, or the MOFCOM, on April 5, 2017, which became effective on July 1, 2017, automobile suppliers and dealers are required to file with relevant authorities through the information system for the national automobile circulation operated by the competent commerce department within ninety (90) days after the receipt of a business license. Where there is any change to the information concerned, automobile suppliers and dealers must update such information within thirty (30) days after such change.

Regulations on the Recall of Defective Automobiles

On October 22, 2012, the State Council promulgated the Administrative Provisions on Defective Automotive Product Recalls, which became effective on January 1, 2013 and were amended on March 2, 2019. The product quality supervision department of the State Council is responsible for the supervision and administration of recalls of defective automotive products nationwide. Pursuant to the administrative provisions, manufacturers of automobile products are required to take measures to eliminate defects in products they sell. A manufacturer must recall all defective automobile products. Failure to recall such products may result in an order to recall the defective products from the quality supervisory authority of the State Council. If any operator conducting sales, leasing, or repair of vehicles discovers any defect in automobile products, it must cease to sell, lease or use the defective products and must assist manufacturers in the recall of those products. Manufacturers must recall their products through publicly available channels and publicly announce the defects. Manufacturers must take measures to eliminate or cure defects, including rectification, identification, modification, replacement or return of the products. Manufacturers that attempt to conceal defects or do not recall defective automobile products in accordance with relevant regulations will be subject to penalties, including fines, forfeiture of any income earned in violation of law and revocation of licenses.

Pursuant to the Implementation Rules on the Administrative Provisions on Defective Automotive Product Recalls, which became effective on January 1, 2016 and was latest amended on October 23, 2020, if a manufacturer is aware of any potential defect in its automobiles, it must investigate in a timely manner and report the results of such investigation to the SAMR. Where any defect is found during the investigations, the manufacturer must cease to manufacture, sell, or import the relevant automobile products and recall such products in accordance with applicable laws and regulations.

On November 23, 2020, SAMR issued the Circular on Further Improving the Regulation of Recall of Automobile with Over-the-Air (OTA) Technology, pursuant to which automobiles manufacturers that provide technical services through OTA are required to complete filing with the SAMR and those who have provided such services through OTA must complete such filing before December 31, 2020. In addition, if an automaker uses OTA technology to eliminate defects and recalls its defective products, it must make a recall plan and complete a filing with the SAMR.

Regulations on Product Liability

Pursuant to the Product Quality Law of the PRC, promulgated on February 22, 1993 and latest amended on December 29, 2018, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes physical injury to a person or property damage, the aggrieved party may make a claim for compensation from the producer or the seller of the product. Producers and sellers of non-compliant products may be ordered to cease the production or sale of the products and could be subject to confiscation of the products and/or fines. Earnings from sales in contravention of such standards or requirements may also be confiscated, and in severe cases, an offender’s business license may be revoked.

Regulations on Consumer Protection

In October 1993, the Standing Committee of the National People’s Congress (the “SCNPC”) promulgated the Law of the PRC on the Protection of the Rights and Interests of Consumers, or the PRC Consumer Protection Law, which became effective on January 1, 1994 and was amended on March 15, 2014. Under the PRC Consumer Protection Law, a business operator providing a commodity or service to a consumer is subject to a number of requirements. Business operators may be subject to civil liabilities for failing to fulfill those obligations, including ceasing infringement, restoring the consumer’s reputation, eliminating the adverse effects suffered by the consumer, and offering an apology and compensation for any losses incurred. Further, they may also be subject to penalties for the infraction of these obligations, including issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, revocation of its business license or imposition of criminal liabilities under circumstances that are specified in laws and statutory regulations.

Regulations on Data Security and Privacy Protection

On 1 July 2015, the SCNPC promulgated the PRC National Security Law, which came into effect on the same day. The PRC National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of the PRC. In August 2015, the SCNPC promulgated the Ninth Amendment to the PRC Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information.

In November 2016, the SCNPC promulgated the Cybersecurity Law of the PRC (the “Cybersecurity Law”), which became effective on June 1, 2017. The Cybersecurity Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage and disclosure of personal data. Any violation of the Cybersecurity Law may subject the operators to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites or criminal liabilities. Further, on May 28, 2020, the National People’s Congress (the “NPC”) approved the PRC Civil Code, which came into effect on January 1, 2021, pursuant to which the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity.

The SAMR and Standardization Administration issued the Standard of Information Security Technology – Personal Information Security Specification (2020 edition), which took effect in October 2020. Pursuant to such standard, any entity or person who has the authority or right to determine the purposes for and methods of using or processing personal information is considered as a personal data controller. Such personal data controller is required to collect information in accordance with applicable laws, and prior to collecting such data, the information provider’s consent is required.

On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR jointly issued the Measures for Determining the Illegal Collection and Use of Personal Information through Mobile Applications, which aims to provide reference for supervision and administration departments and provide guidance for mobile applications operators’ self-examination and self-correction and social supervision by netizens, and further elaborates the forms of behavior constituting illegal collection and use of the personal information through mobile applications including: (i) failing to publish the rules on the collection and use of personal information; (ii) failing to explicitly explain the purposes, methods and scope of the collection and use of personal information; (iii) collecting and using personal information without the users’ consent; (iv) collecting personal information unrelated to the services they provide and beyond the necessary principle; (v) providing personal information to others without the users’ consent; (vi) failing to provide the function of deleting or correcting the personal information according to the laws or failing to publish information such as ways of filing complaints and reports.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law (the “Data Security Law”), which took effect in September 2021. The Data Security Law sets forth data security and privacy related compliance obligations on entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. In addition, the Data Security Law provides a national security review procedure for those data activities that may affect national security, and imposes export restrictions on certain data and information. According to the PRC National Security Law, the state shall establish institutions and mechanisms for national security review and regulation, and conduct national security review on certain matters that affect or may affect PRC national security, such as key technologies and IT products and services. Furthermore, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body or law enforcement body with any data without the approval of the competent PRC governmental authorities. In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States.

In July 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies.

On July 30, 2021, the MIIT issued the Opinion on Strengthening the Access Administration of Intelligent Connected Vehicles Manufacturing Enterprises and Their Products, or the Access Administration Opinion, which provided responsibilities of intelligent connected vehicles manufacturing enterprises, and required such enterprises to strengthen the management of vehicle data security, cyber security, software updates, function safety and intended function safety. Furthermore, the Access Administration Opinion stated that vehicles manufacturing enterprises shall conduct cybersecurity reviews prior to transmitting data abroad.

On August 16, 2021, the CAC, the NDRC, the Ministry of Public Security, the MIIT and the Ministry of Transport jointly promulgated the Several Provisions on Automobile Data Security Management (For Trial Implementation) (“Provisions on Automobile Data Security”) which took effect from October 1, 2021 and aims to regulate the collection, analysis, storage, utilization, provision, publication, and cross-border transmission of personal information and critical data generated throughout the lifecycle of automobiles by automobile designers, producers and service providers. Relevant automobile data processors including automobile manufacturers, compartment and software providers, dealers, maintenance providers are required to process personal information and critical data in accordance with applicable laws during the automobile design, manufacture, sales, operation, maintenance and management. To process personal information, automobile data processors shall obtain the consent of the individual or conform to other circumstances stipulated by laws and regulations. Pursuant to the Provisions on Automobile Data Security, personal information and critical data related to automobiles shall in principle be stored within the PRC and a cross-border data security assessment shall be conducted by the national cyberspace administration authority in concert with relevant departments under the State Council if there is a need to transmit such data overseas. To process critical data, automobile data processors shall conduct risk assessments in accordance with regulations and submit risk assessment reports to related departments at provincial levels. Furthermore, the Provisions on Automobile Data Security also prescribe the implementation of classified protection of cybersecurity, the obligations of automobile data operators to inform, anonymize and obtain individuals’ consents, and the specific requirements for operating sensitive personal information, as well as the risk assessment when operating important data and the security assessment when providing data abroad.

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfers, which took effect on September 1, 2022. Such measures stipulate that data processors who provide overseas the important data collected and generated during operations within the PRC and personal information that shall be subject to security assessment shall conduct a security assessment. Furthermore, if the data processor provides data overseas and meets one of the following circumstances, it shall apply for the security assessment: (i) data handlers who export important data; (ii) critical information infrastructure operators or personal information handlers who export personal information and have processed the personal information of at least 1 million individuals; (iii) data handlers who have cumulatively exported personal information of at least 100,000 individuals or sensitive personal information of at least 10,000 individuals since January 1 of the previous year; and (iv) other circumstances where an application for Security Assessment is required as prescribed by the CAC. The assessment results of the data export are valid for two years.

On July 30, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure (the “Regulations”), which took effect in September 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Law. The Regulations provide, among others, that protection department of certain industries or sectors shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure. According to the Regulations, operators of certain industries or sectors that may endanger national security, people’s livelihood or public interest in case of damage, function loss or data leakage may be identified as critical information infrastructure operators by CAC or the respective industrial regulatory authorities once they meet the identification standards promulgated by the authorities.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s separate consent shall be obtained before operation of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking, (ii) personal information operators operating sensitive personal information shall notify individuals of the necessity of such operations and the influence on the individuals’ rights, (iii) if personal information operators reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court.

On December 28, 2021, the CAC and twelve other PRC regulatory agencies jointly released the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, the purchase of network products and services by critical information infrastructure operators and the data processing activities carried out by network platform operators, which affects or may affect national security, shall be subject to cybersecurity review. It further stipulates that network platform operators with personal information of over one million users shall declare cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk.

On March 22,2024, the CAC issued Provisions on Facilitating and Regulating Cross-border Data Flows, which provided that data handlers shall identify and declare important data in accordance with relevant rules. In accordance with these provisions, data handlers who provide data abroad, and meet any of the following conditions, are required to declare the outbound data transfer security assessment to the national cyberspace administration authority through the provincial-level cyberspace administration authority where the data handlers are located: (i) critical information infrastructure operators providing personal information or important data abroad; (ii) data handlers other than critical information infrastructure operator providing important data abroad or cumulatively providing abroad personal information without any sensitive personal information of more than one million individuals or sensitive personal information of more than 10,000 individuals since January 1 of the current year. In addition, these provisions provide certain exemptions from obligations under the circumstances of cross-border data transfer, including, among others, the obligations for declaring data security assessment, concluding a standard contract for provisions of personal information abroad or passing the certification for personal information protection.

Regulations on Environmental Protection and Work Safety

Environment Protection

Pursuant to the Environmental Protection Law of the PRC promulgated by the SCNPC on December 26, 1989, amended on April 24, 2014 and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, wastewater, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation and other hazards produced during such activities.

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the PRC Civil Code. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Work Safety

Under relevant work safety laws and regulations, including the Work Safety Law of the PRC which was promulgated by the SCNPC on June 29, 2002 and latest amended on June 10, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide the employees with protective equipment that meets the national standards or industrial standards. Furthermore, production and operating business entities shall report their major hazard sources and related safety and emergency measures to the emergency management department and other relevant departments for the record, and establish a safety risk grading control system and take corresponding control measures. Automobile and components manufacturers are subject to the above-mentioned environmental protection and work safety requirements.

Regulations on Intellectual Property Rights

Patent

Pursuant to the PRC Patent Law (the “Patent Law”) which was promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, on August 25, 2000, on December 27, 2008 and on October 17, 2020, and its implementation rules, once a patent for an invention or utility model has been granted, unless otherwise provided by the Patent Law, no entity or individual may use the patent, patented product or patented process for production or business purposes without the authorization of the patent owner. Once a patent has been granted for a design, no entity or individual may manufacture, sell or import any product containing the patented design without the permission of the patent owner. If a patent is found to have been infringed, the infringer must, in accordance with relevant regulations, cease such infringement, take remedial action and pay damages.

Copyright

The PRC Copyright Law, which took effect on June 1, 1991 and was subsequently amended on October 27, 2001, on February 26, 2010 and on November 11, 2020, respectively, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Protection Regulations promulgated by the State Council on June 4, 1991 and subsequently amended on December 20, 2001, on January 8, 2011 and on January 30, 2013, Chinese citizens, legal persons and other organizations shall enjoy copyright on software they develop, regardless of whether the software is released publicly. Software copyright commences from the date on which the development of the software is completed. The protection period for software copyright of a legal person or other organizations shall be 50 years, concluding on December 31 of the 50th year after the software’s initial release. The software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.

Trademark

Both the Trademark Law of the PRC adopted by the SCNPC on August 23, 1982 and last amended on April 23, 2019, and the Implementation Regulation of the Trademark Law of the PRC adopted by the State Council on August 3, 2002 and revised on April 29, 2014 give protection to the holders of registered trademarks and trade names. The Trademark Office of China under the National Intellectual Property Administration handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiration of any ten-year term. Trademark license agreements must be filed with the Trademark Office.

Domain Name

According to the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and took effect on November 1, 2017.The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Regulations on Land and Development of Construction Projects

Under the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-owned Urban Land of the PRC promulgated by the State Council on May 19, 1990 and latest amended on November 29, 2020, a system of assignment and transfer of the right to use state-owned land was adopted. A land user must pay land premiums to the state as consideration for the assignment of the right to use a land site within a certain term, and the land user who obtained the right to use the land may transfer, lease out, mortgage or otherwise commercially exploit the land within the term of use. Under the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-owned Urban Land of PRC and the Law of the PRC on Urban Real Estate Administration, the local land administration authority may enter into an assignment contract with the land user for the assignment of land use rights. The land user is required to pay the land premium as provided in the assignment contract. After the full payment of the land premium, the land user must register with the land administration authority and obtain a land use rights certificate which evidences the acquisition of land use rights.

Pursuant to the Regulations on Planning Administration regarding Assignment and Transfer of the Rights to Use of the State-Owned Land in Urban Area promulgated by the Ministry of Construction in December 1992 and amended in January 2011, a construction land planning permit shall be obtained from the municipal planning authority with respect to the planning and use of land. According to the Urban and Rural Planning Law of the PRC promulgated by the SCNPC on October 28, 2007 and latest amended on April 23, 2019, a construction work planning permit must be obtained from the competent urban and rural planning government authority for the construction of any structure, fixture, road, pipeline or other engineering project within an urban or rural planning area. After obtaining a construction work planning permit, subject to certain exceptions, a construction enterprise must apply for a construction work commencement permit from the construction authority under the local people’s government at the county level or above in accordance with the Administrative Provisions on Construction Permit of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development (“MOHURD”), on June 25, 2014 and implemented on October 25, 2014 and latest amended on March 30, 2021.

Pursuant to the Administrative Measures for Reporting Details Regarding Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Construction on April 4, 2000 and amended on October 19, 2009 and the Provisions on Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated and implemented by MOHURD on December 2, 2013, upon the completion of a construction project, the construction enterprise must submit an application to the competent department in the people’s government at or above county level where the project is located, for examination upon completion of building and for filing purpose; and to obtain the filing form for acceptance and examination upon completion of construction project.

Regulations on Fire Control

Pursuant to the Fire Safety Law of the PRC promulgated by the SCNPC on April 29, 1998 and latest amended on April 29, 2021, for special construction projects stipulated by the housing and urban-rural development authority of the State Council, the developer shall submit the fire safety design documents to the housing and urban-rural development authority for examination, while for construction projects other than those stipulated as special development projects, the developer shall, at the time of applying for the construction permit or approval for work commencement report, provide the fire safety design drawings and technical materials which satisfy the construction needs. According to Interim Regulations on Administration of Examination and Acceptance of Fire Control Design of Construction Projects promulgated on April 1, 2020 and last amended on August 21, 2023, an examination system for fire prevention design and acceptance only applies to special construction projects, and for other projects, a record-filing and spot check system would be applied.

Regulations on Taxation

Enterprise Income Tax

According to the Enterprise Income Tax Law of the PRC, or the EIT Law, which was promulgated on March 16, 2007, and came into effect on January 1, 2008 and was amended by the SCNPC on February 24, 2017 and December 29, 2018, and the Implementation Regulations on the Enterprise Income Tax Law of the PRC, which was promulgated by the State Council on December 6, 2007 and came into effect on January 1, 2008, and was amended by the State Council on April 23, 2019 and came into effect on the same date, a uniform income tax rate of 25% will be applied to domestic enterprises, foreign-invested enterprises. These enterprises are classified as either resident enterprises or non-resident enterprises. Besides enterprises established within the PRC, enterprises established in accordance with the laws of other judicial districts whose “de facto management bodies” are within the PRC are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within the PRC but which have an establishment or place of business in the PRC, or which do not have an establishment or place of business in the PRC but have income sourced within the PRC. An income tax rate of 10% will normally be applicable to dividends declared to or any other gains realized on the transfer of shares by non-PRC resident enterprise investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Value-Added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993, came into effect on January 1, 1994 and were subsequently amended from time to time; and the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax were promulgated by the MOF on December 25, 1993 and subsequently amended on December 18, 2008 and October 28, 2011 (collectively, the “VAT Law”). On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax. In November 2011, the MOF and the State Taxation Administration promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the MOF and the State Taxation Administration further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax. On March 20, 2019, the MOF, the State Taxation Administration and the General Administration of Customs issued Announcement on Policies for Deepening the VAT Reform jointly, under which the VAT rates under the basic mechanism is 13% for the sectors such as operating and financial leases of equipment, 9% for sectors such as transportation, postal, basic telecommunication, and construction services as well as sales and leases of real property and real property rights, 0% for exported services and 6% for all remaining services, including financial services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided. Furthermore, according to the Announcement of the State Taxation Administration on Matters relating to Expanding the Scope of the Pilot Scheme for Issuance of Special VAT Invoices by Small-Scale Taxpayers issued by State Taxation Administration on February 3, 2019, the basic mechanism may not apply to small-scale taxpayers who may pay the VAT taxes at the levy rates of 3% and 5% on the basis of their sales amount. On September 1, 2023, the SCNPC promulgated the Value-added Tax Law (Draft for Second Review), which, upon its enactment, will replace the Provisional Regulations of the PRC on Value-added Tax.

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

According to the Arrangement for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income and Capital between the Mainland China and Hong Kong Special Administrative Region (the “Double Tax Avoidance Arrangement”) entered into between the Mainland China and the Hong Kong Special Administrative Region on August 21, 2006, if the non-PRC parent company of a PRC enterprise is a Hong Kong resident which directly owns 25% or more of the equity interest of the PRC foreign-invested enterprise which pays the dividends and interests, the 10% withholding tax rate applicable under the EIT Law may be lowered to 5% for dividends and 7% for interest payments if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws. However, according to the Notice on the Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, which was promulgated by the State Taxation Administration or the STA on February 20, 2009 and which came into effect on the same date, if the relevant PRC tax authorities determine, in their discretion, that a company benefits unjustifiably from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued by the STA on February 3, 2018 and effective on April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the abovementioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. Such circular further provides that an applicant who intends to prove his or her status as the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Agreements.

Regulations on Employment and Social Welfare

Labor Contract

The PRC Labor Contract Law promulgated by the SCNPC in 2007 and amended in December 2012, and its implementation rules issued by the State Council in 2008, require employers to provide written contracts to their employees, restrict the use of temporary workers and aim to give employees long-term job security. Violations of the PRC Labor Law and the PRC Labor Contract Law may result in fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and subsequently amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Regulations on Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Control Regulations of the PRC promulgated by the State Council, as amended on August 5, 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, the RMB is freely convertible for current account items, including goods, services, gains and transaction items, but not for capital account items, such as capital transfers, direct investments, investment in securities, derivatives and loans, unless the prior approval of the State Administration of Foreign Exchange, or the SAFE, is obtained and prior registration with the SAFE is made.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (the “Circular 59”), promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015, October 10, 2018 and December 30, 2019, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. The Circular No. 59 also simplified foreign exchange-related registration required for foreign investors to acquire the equity interests of Chinese companies and further improved the administration on foreign exchange settlement for foreign-invested enterprises.

The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment (the “Circular 13”), effective from June 1, 2015, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to Circular No. 13, the investors shall register with banks for direct domestic investment and direct overseas investment.

The Circular of the SAFE on Reforming the Management Method regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (the “Circular 19”), promulgated on March 30, 2015 and last amended on March 23, 2023, allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. Under the Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of willingness-based foreign exchange settlement of capital for foreign-invested enterprises is temporarily set at 100%. The SAFE can adjust such proportion in due time based on the circumstances of the international balance of payments. However, the Circular 19 and the Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts promulgated on June 9, 2016 by the SAFE continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing in securities and other investments except for bank’s principal-secured products, providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use.

On October 23, 2019, the SAFE promulgated the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment (the “Circular 28”). Pursuant to Circular 28, on the basis of allowing investment-oriented foreign-invested enterprise (including foreign-invested investment companies, foreign-invested venture capital enterprises and foreign-invested equity investment enterprises) to use capital funds for domestic equity investment in accordance with laws and regulations, non-investment foreign-invested enterprises shall be allowed to use capital funds for domestic equity investment in accordance with the laws under the premise of not violating the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version) (the “2021 Negative List”) and the authenticity and compliance of their domestic invested projects.

According to the Circular of the SAFE on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing, with no need to provide the evidentiary materials concerning authenticity of such capital for banks in advance, provided that their capital use shall be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. The concerned bank shall conduct spot checking in accordance with the relevant requirements.

Regulations on Foreign Investment

Investments in the PRC by foreign investors and foreign-invested enterprises were regulated by the Catalogue for the Guidance of Foreign Investment Industries (the “Foreign Investment Catalogue”), jointly promulgated by the Ministry of Foreign Trade and Economic Cooperation, the State Economic and Trade Commission and the NDRC on June 28, 1995 and amended from time to time. The Foreign Investment Catalogue was last repealed by the 2021 Negative List, which was jointly promulgated by the MOFCOM and the NDRC on December 27, 2021 and came into effect on January 1, 2022, and the Catalogue of Industries for Encouraging Foreign Investment (2022 Version) (the “2022 Encouraging Catalogue”), which was jointly promulgated by the MOFCOM and the NDRC on October 26, 2022 and became effective on January 1, 2023. The 2022 Encouraging Catalogue and the 2021 Negative List set out the industries and economic activities in which foreign investment in the PRC is encouraged, restricted or prohibited. Pursuant to the 2022 Encouraging Catalogue, the manufacture and the development of key parts and components of NEVs fall within the encouraged catalogue, and the 2021 Negative List lifts the limit on foreign ownership of automakers for ICE passenger vehicles.

The establishment, operation and management of corporate entities in the PRC is governed by the Company Law, which was latest amended on December 29, 2023 and will come into effect on July 1, 2024, to supersede the existing PRC Company Law. The PRC Company Law generally governs two types of companies – limited liability companies and joint stock limited companies. The PRC Company Law shall also apply to foreign-invested companies. Where laws on foreign investment have other stipulations, such stipulations shall prevail. The establishment procedures, approval or record-filing procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Foreign Investment Law of the PRC, which became effective on January 1, 2020 and replaced three laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-Owned Enterprise Law, together with their implementation rules and ancillary regulations.

The NPC enacted the Foreign Investment Law of the PRC on March 15, 2019 and the State Council promulgated the Implementation Regulations of Foreign Investment Law of the PRC on December 26, 2019, both of which came into force on January 1, 2020. On December 30, 2019, the MOFCOM and the SAMR jointly promulgated the Measures on Reporting of Foreign Investment Information, which also became effective on January 1, 2020. Under these laws and regulations, foreign investors or foreign-invested enterprises shall report and update investment information to the competent department for commerce through the Enterprise Registration System and the National Enterprise Credit Information Publicity System. Any foreign investor or foreign-invested company found to be non-compliant with these reporting obligations may potentially be subject to fines and legal sanctions.

The Foreign Investment Law of the PRC, together with its Implementation Regulations replaced, in their entirety, the trio of previous laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. Generally speaking, the Company Law of the PRC or the Partnership Law of the PRC (promulgated by the SCNPC in February 1997 and amended in August 2006) shall apply with respect to the organization of foreign-invested enterprises.

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include the Company Law of the PRC (the “Company Law”). Under the Company Law, companies shall contribute 10% of the profits into their statutory surplus reserve upon distribution of their post-tax profits of the current year. A company may discontinue the contribution when the aggregate sum of the statutory surplus reserve is more than 50% of its registered capital.

Regulations on Offshore Financing

On July 4, 2014, the SAFE issued the Circular of the State Administration of Foreign Exchange on Relevant Issues concerning Foreign Exchange Administration of the Overseas Investment and Financing and Round-trip Investments by Domestic Residents through Special Purpose Vehicles, or Circular 37. Pursuant to Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local branch of the SAFE before making a contribution to an enterprise directly established or indirectly controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or equity interests, referred to in this circular as a “special purpose vehicle”. Under Circular 37, the term “PRC institutions” refers to entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC individual residents” includes all PRC citizens (also including PRC citizens abroad) and foreigners who habitually reside in the PRC for economic benefit. A registered special purpose vehicle is required to amend its SAFE registration with respect to such vehicle in connection with any change of basic information including PRC individual resident shareholder, name, term of operation, or PRC individual resident’s increase or decrease of capital, transfer or exchange of shares, merger, division or other material changes. In addition, if a non-listed special purpose vehicle grants any equity incentives to directors, supervisors or employees of domestic companies under its direct or indirect control, the relevant PRC individual residents could register with the local branch of the SAFE before exercising such options.

The SAFE simultaneously issued guidance to its local branches with respect to the implementation of Circular 37. Under Circular 37, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including restrictions on the payment of dividends and other distributions to its offshore parent company and the capital inflow from the offshore entity, and may also subject the relevant PRC residents and onshore company to penalties under the PRC foreign exchange administration regulations.

Regulations on Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with the SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the STA has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations on Merger and Acquisition and Overseas Listing

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, through which to purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals who also control such PRC domestic companies, to obtain the approval of CSRC prior to publicly listing their securities on an overseas stock exchange.

On February 17, 2023, the CSRC announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing by Domestic Companies, or the Circular, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines. The Trial Measures came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1 million (approximately $150,000) and RMB 10 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives. According to the Circular, since the date of effectiveness of the Trial Measures on March 31, 2023, PRC domestic enterprises falling within the scope of filing that have been listed overseas or met the following circumstances are “existing enterprises”: before the effectiveness of the Trial Measures on March 31, 2023, the application for indirect overseas issuance and listing has been approved by the overseas regulators or overseas stock exchanges (such as the registration statement has become effective on the U.S. market), it is not required to perform issuance and listing supervision procedures of the overseas regulators or overseas stock exchanges, and the overseas issuance and listing will be completed by September 30, 2023. Existing enterprises are not required to file with the CSRC immediately, and filings with the CSRC should be made as required if they involve refinancings and other filing matters.

4C. Organizational Structure

For descriptions of our organizational structure, contractual arrangements, variable interest entity and subsidiaries as of the date of this annual report, please see “Item 3. Key Information - Our Holding Company Structure.”

4D. Property, Plants and Equipment

Under PRC law, land is owned by the state. “Land use rights” are granted to an individual or entity after payment of a land use right fee is made to the applicable state or rural collective economic organization. Land use rights allow the holder of the right to use the land for a specified long-term period.

The following table sets forth the location, registered name, approximate size, use of the property, and the term of the land use rights registered to our subsidiaries.

No.	Located Address	Registered Name	Area (M²)	Nature of Property	Duration	Use of Property

1.	B-42, Kaifa District, Yantai	Shandong Baoya	458,971.9	land-use rights	2020.12.18-2070.12.17	Industrial
2.	East Hengshan Rd. 2, High-tech District, Jilin	FAW Jilin	5,981.30	land-use rights	2010.8.5-2050.7.29	Business and Financial
3.	Huanshan Street, Auto Industrial Park, Jilin	FAW Jilin	678,453.46	land-use rights	2011.12.15-2061.4.29*	Industrial
4	Huanshan Street, Auto Industrial Park, Jilin	FAW Jilin	602,916.49	land-use rights	2014.9.26-2062.11.2*	Industrial
5.	North of 314 Avenue, East of Jingsi Road, Economic Technology Development District, Dezhou	Dezhou Yarui	184,404.4	land-use rights	126,636.4 m² is up to 2064.2.27, 57,768 m² is up to 2062.11.29*	Industrial
6.	Block 1 of Yedian Rd., Auto Industrial Park, High-tech District, Xiangyang	Xiangyang Yazhi	308,647.7	land-use rights	Up to 2066.7.30	Industrial

* The land use rights held by FAW Jilin have been pledged to lenders of certain loan agreements. See “Item 7. Major Shareholders and Related Party Transactions”, “Item 13. Defaults, Dividend Arrearages and Delinquencies” and Note 22 of Notes to Consolidated Financial Statements, which are included in this annual report, for more details of the current status of these land use rights. As of the date of this annual report, the lenders have not reclaimed these land use rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry — We are in breach of certain loan agreements and may become in breach of other loan agreements in the future. If lenders enforce the pledge on certain of our properties, our business operation may be disrupted, and our business, financial condition, results of operations and prospects could be materially and adversely affected.”

We also leased the following premises.

Located Address	Lessee	Lessor	Duration of Leasehold	Use of Leasehold	Rent per year USD
Workshop No. 2, Yeda Industrial Plant West, Tianshan Rd. 3-6, Kaifa District, Yantai	Shandong Baoya	Yeda	2024.2.1-2025.1.31	Headquarters of offices, temporary office, the establishment of new energy vehicle research institute, automotive laboratory and exhibition hall	38,206

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this annual report. This annual report contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly those set forth in “Item 3. Key Information - D. Risk Factors” In this annual report. Our businesses and future actual financial performance may be materially different from what we expect.

A.	Operating Results

Overview

We are a high-tech enterprise engaged in the research and development, manufacturing, sales, and service of new energy vehicles and traditional fuel vehicles in China. Our mission is to produce vehicles with efficient exhaust emissions, improve air quality, and benefit users and the environment. The main operating entities include Shandong Baoya New Energy Vehicle Co., Ltd. (“Shandong Baoya”) and its holding subsidiary FAW Jilin Automobile Co., Ltd. (“FAW Jilin”).

Our main business includes the design and development, production, sales, after-sales service and export of new energy vehicles and vehicle parts. Our passenger vehicles include small cars, sedans, currently at prototype stages and sports utility vehicles, or SUVs, and our commercial vehicles include light trucks and vans. Our automobile industry group provides products and services to the entire value chain for our vehicles include R&D, manufacturing, sales and product services.

We manufacture using intelligent manufacturing ecosystems, which focus on efficiency in planning, R&D, supply chain management, manufacturing, quality, and logistics.

Our current products include: R7, V80, T80.

●	R7 is an A0-class SUV. It has a 1.5L engine and meets the National VI emission standards.

●	V80 is a compact van. It has a stylish appearance. The power system has an electronic throttle, which can control the transmission in a more accurate and fuel-efficient way.

●	T80 is a mini-series truck positioned for overseas markets. It is equipped with a 1.5L National V emission engine and matched with a 5-speed manual transmission.

Furthermore, we have been planning to develop hybrid SUVs and pure electric cars. The current models that are about to be mass-produced by the end of 2024 include:

●	Senya R9PHEV is a compact SUV designed for mass consumers. We see a large potential market for the model with its high efficiency, low fuel consumption, and long battery life. The vehicle size is 4,505×1,835×1,695mm, with a wheelbase of 2700mm, battery capacity of 17.52kWh, internal combustion engine (ICE) of 81/110k and the cruising range of more than 1100 kilometers.

●	Chijet FB77 is a new pure electric flagship sedan designed for mid-class consumers. The model has the characteristics of high intelligence, large space, and long battery life. The vehicle size is 4,695×1,870×1,500mm, with a wheelbase of 2,825mm, and the cruising range of 600 kilometers.

Key Factors Affecting Our Results of Operations

1. Industry trends

2023 is a year of high-quality growth for China’s new energy passenger vehicles. According to data released by the China Passenger Car Association, China’s cumulative retail sales of passenger vehicles in 2023 was 21.7 million units, which includes 7.7 million units (more than 35%,) of new energy vehicles. Meanwhile, the pure electric vehicle penetration rate has reached 24% in 2023, demonstrating a strong trend of volume increase. The new energy vehicle market has shown a series of gratifying developments. The year 2023 has witnessed the gradual transformation of China’s new energy vehicle industry policy towards encouraging large market supply and rich categories to meet consumers’ diversified needs. Multiple signs show that China’s new energy vehicle market has truly developed into a stage of market-driven growth.

According to the China Automobile Association’s forecast, sales of new energy vehicles will reach 11.5 million units in 2024, the penetration rate of new energy is expected to exceed 40%, and the penetration rate of pure electric products is expected to reach 30%.

Specifically, we believe our customers will focus on the following characteristics in selecting the electric vehicles:

(1) Battery life/range

As consumers switch from traditional fuel vehicles to new energy vehicles, the driving range must be comparable, which is why battery life is critical for consumers. The current mainstream models can cycle more than 2,000 charges and discharges, and the average cruising range is about 500 kilometers/310 miles.

(2) Vehicle performance/design

Vehicle performance and design are another key consideration for consumers. Consumers prefer stylish, modern, and minimalistic features that prove practicality. Vehicle performance is closely affected by design. Drivers want reliable electric vehicles with improved acceleration, regenerative braking, and strong batteries/horsepower.

(3) Safety

Vehicle safety is another essential attribute consumers evaluate when purchasing new energy vehicles. As electric vehicle technology becomes more integrated, software and vehicle components are inevitably intertwined, and the safety of these components is critical to customers. The batteries used in the current mainstream models include lithium iron phosphate battery and ternary lithium battery. As the battery technology advances with success in experiments of collision, high temperature, and puncture, it has been proved that batteries are now with high safety.

(4) Technology/intelligent interaction

Consumers are increasingly looking for human-computer interaction features such as voice control and gestures. Additionally, consumers are looking for vehicles with enhanced technological safety features such as driver assistance systems, including automatic emergency braking, lane departure warning, blind spot monitoring, 360-degree cameras, adaptive cruise control, parking sensors, and semi-autonomous driving systems.

2. Company specific factors

The year of 2023 has been critical for our strategic transformation and development. Our new product research and development has entered the final stage. Several models will be available on the market in 2024. Our business and results of operations are also affected by company specific factors, including the following major factors:

Our ability to implement effective marketing and sales strategy

Our customer base directly affects the sales volume of our existing models, key component of our operating results. To promote product sales, we have adopted the following strategic measures in 2023:

1) Strengthened brand publicity. While maintaining our brand advantages, in response to the national “Car Sale to the Countryside” campaign to boost the brand influence, we organized trade fairs in towns and conducted on-site product demonstrations, functional presentations, and test drives.

2) Extended marketing channels. We developed strong presence in the Yangtze River Delta and Southwest regions of China, adding 46 new dealers. We also broadened our presence in the international market such as Southeast Asia and Africa, adding three new dealers. We have been developing a synchronized approach to foster the domestic and international markets. The domestic market is flourishing steadily with continuing high growth in new energy vehicles, and we are expanding into the Yangtze River Delta and southwest regions. The international market has become a new growth driver with vast increase in sales. We plan to focus on Southeast Asia, Africa, and other overseas regions. Export sales are expected to account for 40-50% of our overall sales in the future.

3) Dynamic marketing strategy. We will adopt a combination of innovative marketing models and traditional marketing models. Based on the current status and development trends of the automobile market, traditional marketing models such as product displays, product presentations, test drives through dealers, and 4S dealerships are still feasible. We will continue to use the traditional models to grow new dealerships and advance new marketing areas. New marketing models such as livestreaming marketing, organized trade fairs, and group buying have been thriving. We made preliminary attempts under the new marketing models in 2023 and achieved better-than-expected results. We will continue to innovate marketing models with the help of short video clips, livestreaming marketing, WeChat mini programs, etc., to diversify our online channels.

Our ability to maintain and enlarge supplier base

We have further expanded the supplier base. We continue strengthening cooperation with well-known domestic and foreign suppliers, adding 34 new first-tier suppliers and 176 new second-tier suppliers in 2023. We will continue the cooperation with leading suppliers to integrate advantageous resources, to ensure the completion of new product development as planned and timely delivery of mass-produced products.

Our ability to promote lean production and improve operating efficiency

We have been effectively implementing the current lean production system, which has rectified existing problems and improved the first-time inspection pass rate of vehicle products. We will compress direct material costs and strictly control production and manufacturing process costs. For the in-production models, we will cooperate with core parts suppliers to jointly carry out technology research and development to ensure the supply of core parts and reduce costs. For component costs, we use bulk purchasing and bidding negotiations for non-core components to reduce costs. Our single-vehicle cost is expected to be reduced by 7% - 10% in the next three years. We will also continue to execute lean production management, reduce process waste, strengthen the 6S management of production bases, and train production employees to continuously improve production efficiency and product quality.

Impact of COVID-19 on Our Operations

There were outbreaks of COVID-19 pandemic during 2021 and 2022 which adversely and materially affected our business. The impact gradually decreased since January 2023. However, any future resurge of severe public health emergencies, may still disrupt our business and operations and adversely affect our financial results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry — Although the COVID-19 pandemic has affected our business and operations, those risks may be diminishing.”

Key Components of Results of Operations

Revenues

The following table presents our revenue components by amount and as a percentage of the total revenues for the periods indicated.

	Year Ended December 31
	2021		2022		2023
(US$’000)	US$	%	US$	%	US$	%

Revenue：
Vehicle sales	12,178	54.6	11,630	77.7	7,680	81.0
Sales of vehicle parts, accessories and others	10,125	45.4	3,331	22.3	1,803	19.0
Total Revenue	22,303	100	14,961	100	9,483	100

The Company generates revenues from (i) vehicle sales, which represent sales of gasoline vehicles, hybrid vehicles and pure electric vehicles; (ii) sales of vehicle parts, accessories and others. Our vehicle sales are mainly from sales of R7, V80 and T80, including SUV, compact van and truck. In 2023 we sold 1,424 vehicles. Our sales of vehicle parts, accessories and others include sales of self-made vehicle parts, semi-finished product piece and point income of new energy vehicles, etc. Revenue from sales of vehicles, sales of vehicle parts, accessories and others are recognized when controls are transferred to customers.

Cost of revenues

Our cost of revenue includes direct parts, material, labor cost and manufacturing overhead (including depreciation of assets associated with the production) and reserves for estimated warranty cost. Cost of revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on hand inventories that are either obsolete or in excess of forecasted demand.

Cost of revenues - idle capacity

Idle capacity consists of production-related costs in excess of charges allocated to the Company’s finished goods in production. The costs include direct and indirect labor, production supplies, repairs and maintenance, rent, utilities, insurance and property taxes. The costs allocated to the Company’s finished goods are determined on a daily basis which is lower than its actual costs incurred. Costs in excess of production allocations are expensed in the period incurred rather than added to the cost of finished goods produced.

Operating Expenses

Research and development expenses

All costs associated with research and development (“R&D”) are expensed as incurred. Our R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses.

Selling, general and administrative expenses

Our sales and marketing expenses consist primarily of employee compensation, transportation cost, and packaging fee. Selling costs are expenses as incurred.

Our general and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, share-based compensation, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses.

Impairment charge

The Company periodically reviews assets for impairment. An impairment loss would be recorded whenever the fair value of an asset is determined to be below its carrying value. The Company considers whether the fair value of our asset has declined below its carrying value whenever adverse events or changes in circumstances indicate that recorded value may not be recoverable.

Other income

Other income primarily consists of income from non-operating activities and profit or loss of disposition of non-current assets.

Interest income

Interest income primarily consists of interest earned on our cash, cash equivalents, short-term investments and deposits held in designated bank accounts.

Interest expenses

Interest expense primarily consists of accrued and paid interest on short and long-term obligations.

Government grant

Our government grant represented government subsidies received by our PRC based subsidies from certain local governments. Government subsidies primarily consists of specific subsidies that the local government has provided for a specific purpose, such as land fulfillment costs and production and capacity subsidies related to the manufacturing plant construction. The Company recognizes government subsidies until there is reasonable assurance that the Company will comply with conditions attaching to them and the grants will be received. Hence, the Company recorded specific subsidies as other non-current liabilities when received and the specific subsidies are recognized as other income at each stage when the Company is entitled to the amount or the required performance is met. The Company currently recognizes government subsidies 1) using a systematic basis over the periods in which the entity recognizes the related expenses or losses that the grants are intended to compensate and 2) when the grant becomes receivable if it compensates for expenses or losses already incurred.

(Loss) /Gain on equity investment

(Loss) /Gain on equity investment primarily consists of the changes in fair value of our investment in unconsolidated subsidiaries.

Other expenses

Other expenses primarily consist of expense of non-operating activities.

Taxation

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. Interest and penalties related to uncertain tax positions, if any, are recorded under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of operations. The Company did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2021, 2022 and 2023. As of December 31, 2022 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any year are not necessarily indicative of the results that may be expected for any future periods.

	Year Ended December 31,
(US$’000)	2021	2022	2023
Revenues:
-Vehicle Sales	12,178	11,630	7,680
-Sales of vehicle parts, accessories and others	10,125	3,331	1,803
Total revenues	22,303	14,961	9,483
Cost of revenues：
-Vehicle Sales	(16,419)	(11,280)	(7,384)
-Sales of vehicle parts, accessories and others	(39,791)	(8,005)	(7,911)
Cost of revenues-total	(56,210)	(19,285)	(15,295)
Cost of idle capacity	(23,342)	(34,001)	(26,951)
Gross loss	(57,249)	(38,325)	(32,763)
Operating expenses：
Research and development	15,420	13,772	8,398
Selling, general and administrative	50,441	65,324	47,281
Impairment charge	6,054	842	283
Total operating expenses	71,915	79,938	55,962
Loss from operations	(129,164)	(118,263)	(88,725)

Other income	1,540	1,243	1,360
Interest income	1,884	840	681
Interest expense	(16,096)	(14,724)	(14,819)
Government grant	80,995	19,467	3,748
(Loss)/gain on equity investment	131	6	(519)
Other expenses	(1,842)	(87)	(227)
Provision for income tax	-	-	-
Net loss	(62,552)	(111,518)	(98,501)

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Our revenues decreased by 37% from US$14,961 thousand in 2022 to US$9,483 thousand in 2023, primarily attributable to the fact that vehicle sales decreased by 34% from US$11,630 thousand in 2022 to US$7,680 thousand in 2023, mainly due to our proactive strategic transformation as well as the implementation of the National VI emission standards, which led to a decrease in domestic sales of fuel vehicles. At the same time, we actively expanded online and overseas channels in the second half of 2023, narrowing the sales decrease during the transformation period. The decrease in revenue was also caused by the fact that sales of vehicle parts, accessories and others decreased by 46% from US$3,331 thousand in 2022 to US$1,803 thousand in 2023. On the one hand, the sales decrease in vehicle sales led to a decrease in parts and accessories sales. On the other hand, the inventories of parts and accessories in our dealers were relatively sufficient during the COVID-19 pandemic periods, leading to a decrease in demand after the pandemic. The decrease in revenues was greater than the decrease in cost of revenues, mainly due to the Company’s series of promotional activities in 2023, which resulted in a decrease in the selling price of the vehicles.

Cost of revenues

Our total cost of revenues decreased by 21% from US$19,285 thousand in 2022 to US$15,295 thousand in 2023, which was mainly due to the decrease of vehicle sales of our traditional fuel vehicles.

Cost of revenues - idle capacity

Cost of revenues - idle capacity decreased by 21% from US$34,001 thousand in 2022 to US$26,951 thousand in 2023, which was mainly due to the decrease of depreciation expenses for machinery and equipment. Some of the assets were fully depreciated by the end of December 31, 2023.

Gross loss

Our gross loss decreased by 15% from US$38,325 thousand in 2022 to US$32,763 thousand in 2023.

Research and development expenses

Our R&D expenses decreased by 39% from US$13,772 thousand in 2022 to US$8,398 thousand in 2023, primarily attributable to (i) a decrease from our R&D plan actively adjusted to match the financing progress, with corresponding R&D expenses occurring in the future; (2) some R&D projects completed during 2023, with less corresponding R&D expenses occurred compared to which in 2022.

Selling, general and administrative expenses

Our selling, general and administrative expenses decreased by 28% from US$65,324 thousand in 2022 to US$47,281 thousand in 2023, which was mainly due to the recognition of approximately US$22,900 thousand of expenses related to warrants to Greentree and professional services fees related to IPO in 2022, while the amounts of such expenses were relatively small in 2023.

Impairment charge

Our impairment charge decreased by 66% from US$842 thousand in 2022 to US$283 thousand in 2023, which was mainly due to significant provision of impairment of the corresponding assets in 2021 and 2022.

Loss from operations

As a result of the foregoing, we incurred a net loss of US$88,725 thousand in 2023, representing a decrease of 25% as compared to a net loss of US$118,263 thousand in 2022.

Interest expense

Our interest expense increased slightly from US$14,724 thousand in 2022 to US$14,819 thousand in 2023.

Government grant

Our government grant decreased by 81% from US$19,467 thousand in 2022 to US$3,748 thousand in 2023, which was mainly due to the readjustment of the research and development and construction process of the Yantai production base, resulting in a corresponding delay in the amount of government grant to future years.

Net loss

As a result of the foregoing, we incurred a net loss of US$98,501 thousand in 2023, representing a decrease of 12% as compared to a net loss of US$111,518 thousand in 2022.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues

Our revenues decreased by 33% from US$22,303 thousand in 2021 to US$14,961 thousand in 2022, primarily attributable to (i) a decrease of vehicle sales by 4% from US$12,178 thousand in 2021 to US$11,630 thousand in 2022, which remained relatively stable. (ii) a decrease of sales of vehicle parts, accessories and others decreased by 67% from US$10,125 thousand in 2021 to US$3,331 thousand in 2022, mainly due to the sales decrease from original equipment manufacturer (“OEM”).

Cost of revenues

Our total cost of revenues decreased by 66% from US$56,210 thousand in 2021 to US$19,285 thousand in 2022, which was mainly due to the inventory impairment incurred in 2021.

Cost of revenues - idle capacity

Cost of revenues - idle capacity increased by 46% from US$23,342 thousand in 2021 to US$34,001 thousand in 2022, which was mainly due to the increasing of frequency and duration of temporary factory shutdowns caused by the COVID-19 pandemic. Some fixed costs such as salaries and depreciation expenses during the shutdown period were recorded in cost of idle capacity. We suffered shutdown for 5 months and 1 month in 2022 and 2021, respectively due to the COVID-19 pandemic.

Gross loss

Our gross loss decreased by 33% from US$57,249 thousand in 2021 to US$38,325 thousand in 2022.

Research and development expenses

Our R&D expenses decreased by 11% from US$15,420 thousand in 2021 to US$13,772 thousand in 2022, which was mainly due to some R&D projects completed in 2022, with less corresponding R&D expenses compared to which in 2021.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by 30% from US$50,441 thousand in 2021 to US$65,324 thousand in 2022, which was mainly due to the professional services fees of US$22,900 thousand related to IPO in 2022.

Impairment Charge

Our impairment charge decreased by 86% from US$6,054 thousand in 2021 to US$842 thousand in 2022,which was mainly due to significant provision of impairment of the corresponding assets in 2021.

Loss from operations

As a result of the foregoing, we incurred a net loss of US$118,263 thousand in 2022, representing a decrease of 8% as compared to a net loss of US$129,164 thousand in 2021.

Government grant

Our government grant decreased by 76% from US$80,995 thousand in 2021 to US$19,467 thousand in 2022, which was mainly due to the Yantai production base met government’s requirements in 2021, thus government loans amounting to US$55,789 thousand were exempted and converted into government grant.

Net loss

As a result of the foregoing, we incurred a net loss of US$111,518 thousand in 2022, representing an increase of 78% as compared to a net loss of US$62,552 thousand in 2021.

B.	Liquidity and Capital Resources

We have been funded primarily through financing from shareholders, payments from customers, and capital from government funding all along. We had cash and cash equivalents and restricted cash of US$10,731 thousand and US$1,378 thousand respectively as of December 31, 2023. As of December 31, 2023, our working capital deficit was US$434,226 thousand.

We have a business plan being carried out. Although this business plan may increase our financing to supplement working capital in the future, we acknowledge that our business plan may not result in positive working capital in the near future.

We believe it is likely that our cash on hand, including cash and cash equivalents currently available on our balance sheet, is insufficient to meet our capital expenditure requirements. Accordingly, we have been making corresponding adjustments to our original business plan.

However, currently, available cash and cash equivalents may still be insufficient to meet our working capital and capital expenditure requirements for at least 12 months from the date of this report.

To the extent that our current resources are insufficient to meet our cash needs, we may need additional equity or debt financing and will continue to seek government funding. If financing is not available, or if the financing terms are not as satisfactory as we expected, or if we fail to obtain government funding, we may be forced to reduce the level of our investment in product development, delay, scale back, or abandon all or part of our original growth strategy. This could adversely affect our business and financial prospects.

Once our financing and operational plans are implemented, it is likely that the relevant conditions or events that may raise significant doubts about our ability as going concern in the future can get alleviated. Although we believe our business plan can be successfully carried out, which includes increasing market acceptance of our products to ramp up sales volume and achieve economies of scale while executing more effective marketing strategies and cost control measures to better manage our operating cash flow position, there are still no guarantees in obtaining third-party financing and capital issuances to meet our future liquidity needs. The consolidated financial statements do not include any adjustments that may result from this significant uncertainty.

Cash flows

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31
(US$’000）	2021	2022	2023
Summary of Consolidated Cash Flow Data:
Net cash (used in) / provided by operating activities	(22,374)	22,383	(40,017)
Net cash (used in) investing activities	(1,071)	(13,245)	(1,762)
Net cash (used in) / provided by financing activities	(44,611)	1,380	5,225
Effects of currency translation on cash, cash equivalents, and restricted cash	2,003	(3,635)	(1,360)
Net (decrease) / increase in cash, cash equivalents and restricted cash	(68,056)	10,518	(36,554)
Cash, cash equivalents and restricted cash at beginning of the year	109,193	43,140	50,023
Cash, cash equivalents and restricted cash at end of the year	43,140	50,023	12,109

Operating activities

In 2023, net cash used in operating activities was US$40,017 thousand, primarily attributable to our net loss of US$98,501 thousand adjusted for (i) non-cash items of US$39,327 thousand, which primarily consisted of depreciation and amortization expenses amounted to US$34,620 thousand and (ii) a net increase in operating assets and liabilities of US$19,157 thousand, including an increase in accrual and other current liabilities of US$14,399 thousand and a decrease in amounts due from related parties of US$11,271 thousand, which was partially offset by (among other things) a decrease in accounts and notes payable of US $13,137 thousand.

In 2022, net cash provided by operating activities was US$22,383 thousand, primarily attributable to our net loss of US$111,518 thousand adjusted for (i) non-cash items of US$53,594 thousand, which primarily consisted of depreciation and amortization expenses of US$44,653 thousand and warrant expense of US$22,900 thousand and (ii) a net increase in operating assets and liabilities of US$83,307 thousand, including a decrease in other assets of US$52,007 thousand, an increase in other liabilities of US$20,992 thousand and a decrease in amounts due from related parties of US$10,594 thousand.

In 2021, net cash used in operating activities was US$22,374 thousand, primarily attributable to our net loss of US$62,552 thousand adjusted for (i) non-cash items of US$348 thousand, which primarily consisted of government subsidies of US$80,995 thousand, partially offset by (among other things) depreciation and amortization expenses of US$54,313 thousand and inventory impairment of US$20,328 thousand and (ii) a net increase in operating assets and liabilities of US$40,526 thousand, including a decrease in amounts due from related parties of US$66,867 thousand, an increase in accrual and other current liabilities of US$37,174 thousand and an increase in other liabilities of US$23,622 thousand, partially offset by (among other things), an increase in inventory of US$25,080 thousand and a decrease in accounts and notes payable of US$39,912 thousand.

Investing Activities

In 2023, net cash used in investing activities was US$1,762 thousand, primarily attributable to the use of US$5,340 thousand in purchasing of fixed assets, partially offset by (among other things) the cash obtained by repayment from JWAC on the promissory notes receivable of US$2,060 thousand and the cash received from disposal of fixed assets of US$1,514 thousand.

In 2022, net cash used in investing activities was US$13,245 thousand, primarily attributable to the use of US$11,838 thousand in the purchase of fixed assets.

In 2021, net cash used in investing activities was US$1,071 thousand, primarily attributable to the use of US$951 thousand in the purchase of fixed assets.

Financing Activities

In 2023, net cash provided by financing activities was US$5,225 thousand, primarily attributable to (i) cash proceeds of US$4,490 thousand in reverse recapitalization, (ii) short-term borrowings of US$4,840 thousand from related parties, and (iii) proceeds of US$1,100 thousand from exercise of Greentree warrants, partially offset by the repayment of short-term borrowings of US$2,329 thousand and repayment of related party borrowings of US$2,604 thousand.

In 2022, net cash provided by financing activities was US$1,380 thousand, primarily attributable to the issuance of promissory notes payable to JWAC on December 5, 2022 of US$1,380 thousand.

In 2021, net cash used in financing activities was US$44,611 thousand, primarily attributable to US$44,611 thousand used to repay long-term payables.

Material Cash Requirements

As of December 31, 2023, and in any subsequent interim periods, our significant cash requirements mainly include capital commitments to purchase mold tools, equipment and constructing production bases, cash needs in our business operations, and repayment of the short-term and long-term borrowings.

In 2021, 2022, and 2023, our capital expenditures were US$13,756 thousand, US$11,586 thousand, and US$972 thousand, respectively. During these periods, our capital expenditures were primarily used to the purchase of property, plant, and equipment, the purchase of intangible assets, the construction of production bases, the purchase of mold tools, and the spending of research and development activities. We expect our capital expenditures to continue to be significant in the foreseeable future as we continue to invest in research and development and expand our business to meet our business growth.

Holding Company Structure

See “Item 3. Key Information—Our Holding Company Structure.”

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview— Technology Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We consider an accounting estimate to be critical if:

-the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made; and

-changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

For a detailed discussion of our significant accounting policies and related judgments, please see “Note 2 - Summary of Significant Accounting Policies.” You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Impairment of long-lived assets

We review long-lived assets (primarily property, plant and equipment and land use right) annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable in accordance with ASC 360. We use continuing operating losses and significant adverse change in the extent in which the individual asset/asset group is being used as our primary indicator of potential impairment for our impairment testing. We firstly determine the unit of account for testing long-lived assets when indicators of impairment present. We evaluate recoverability based on the forecasted future undiscounted cash flows, which incorporate our best estimate of sales growth and margin increase based upon our plans for the unit. For assets that are deemed to not be recoverable, we write-down the impaired asset to its estimated fair value.

Impairment of indefinite-lived intangible assets

Intangible assets with indefinite lives are tested for impairment at least annually as of each balance sheet date and more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired in accordance with ASC 350. We calculate the fair value of the indefinite-lived intangible asset using a discounted cash flow method and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. Inherent in our development of cash flow projections are highly subjective assumptions and estimates derived from a review of our operating results, business plan forecasts, expected growth rates, and cost of capital, similar to those a market participant would use to assess fair value. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, we recognize an impairment loss in an amount equal to that excess. In consideration of the growing electric vehicle industry in China, our improving financial performance, the stable macroeconomic conditions in China, and our future manufacturing plans, we determined that it is not likely that the indefinite-lived intangible assets were impaired as of December 31, 2021, 2022, and 2023.

F.	Recent Accounting Pronouncements

See “Note 3—Recent Accounting Pronouncement” in the accompanying Consolidated Financial Statements for details.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth information regarding our executive officers and directors as of the date of this annual report. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at No. 8, Beijing South Road, Economic & Technological Development Zone Yantai, Shandong, CN-37 264006, People’s Republic of China.

Name	Age	Position
Executive Officers
Mu Hongwei	53	Chief Executive Officer, Founder and Director
Zhang Jiannong (2)(3)	60	Founder and Director
Wu Lichun (2)(3)	61	Founder and Director
Wang Qingjun	59	Founder and Advisory Board Member
Dongchun Fan	54	Chief Financial Officer
Wang Xiangyin.	61	Chief Operating Officer
Li Na	43	Senior Vice President
Wang Xinjian	40	Secretary of the Board
Non-Employee Directors
Simon Pang	68	Independent Director (4)
Wen Li (3)	58	Independent Director
John Chiang (1)(3)	62	Independent Director
Ying Liu (2)(3)	49	Independent Director
Huimin Li (1)(5)	44	Independent Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3) (4)	Member of the nominating and corporate governance committee. Resigned on March 15, 2024, due to personal reasons.
(5)	Appointed as director on April 8, 2024.

Executive Officers

Wang Xiangyin, COO

Dr. Wang Xiangyin has been the president of Shandong Baoya New Energy Vehicle Co., Ltd since September 2020. He is also the executive director of China Market Society (Automobile Marketing Expert Committee) since January 2010, and a special tutor (part-time professor) of Hunan University and Yantai University from March 2021 to December 2023. From July 1985 to June 1999, he served as the general manager/general engineer of China Aerospace Automobile Sanjiang Vehicle Company, an aerospace and automobile company, where he was responsible for project management of engineering projects. From July 1999 to November 2016, he served as the executive deputy general manager and general manager of overseas division of Beiqi Foton Motor Co., Ltd. (“Foton”), an automobile manufacturing company, where he was responsible for comprehensive management of Foton’s international trading and marketing activities. From November 2016 to March 2020, he served as the president of Huatai Automobile Group, an automobile manufacturing company. From November 2017 to March 2019, he served as the co-founder and CEO of Reech Automotive Technology Group Co., Ltd., an automobile manufacturing and sale company. Dr. Wang holds a master’s degree in mechanical and electronic engineering from Hunan University and a doctor’s degree in vehicle engineering from Hunan University, has more than 30 years’ practice experience in the automobile industry, and is an expert in strategy, management and marketing in the field of commercial vehicles and passenger cars. He has profound experience in automobile R&D, supply chain, intelligent manufacturing and global marketing, and has led the top-level design, strategic planning and overall operation management of many well-known automobile enterprises in China. He has led Beiqi Foton marketing team to win the top sales of commercial vehicles in China for six years.

Dongchun Fan, CFO

Mr. Dongchun Fan is the CFO and Vice President of Shandong Baoya New Energy Vehicle Co., Ltd. He is an accomplished financial leader with a distinguished career spanning multiple industries throughout his career. From November 2021 to December 2022, he served as the CFO of Chiso Automotive (Chongqing) Co., Ltd., overseeing financial strategy, system establishment, and capital operations. Prior to this, as the Group Director/Vice President and Finance Director of Liaoning Shuguang Automotive Group Co., Ltd., a China A-share listed company from August 2020 to August 2021, Mr. Fan enhanced financial operations, managed capital initiatives, and directed strategic financing. From May 2018 to October 2019, he held the position of CFO at Shenyang Zhongtai Equipment Manufacturing Co., Ltd., focusing on financial controls, investment management, and budget administration. Mr. Fan has also held leadership roles at entities including Jiangsu Muyang Group Co. Ltd., and Impro Precision Industries Limited, where he led projects of initial public offerings, risk control, and internal systems. He earned a master’s degree in business administration (MBA) from Tsinghua University in 2004 and a bachelor’s degree in mechanical manufacturing from Shenyang Aerospace University in 1992. Mr. Fan holds certifications including Certified Public Accountant (CPA) of China, Certificate of Intermediate Accountant and National Certificate of Legal Profession.

Wang Qingjun, Member of the Advisory Board

Mr. Wang Qingjun is the founder and director of Shandong Baoya New Energy Vehicle Co., Ltd. He once served as one of the main founders of many science and technology companies. Since January 2008, he has served as chairman at Nanjing Shengnuo Biotechnology Industry Co., Ltd., a biotechnology development company, where he is responsible for company management. Since November 2019, he has served as chairman of Jiuzhao New Energy Technology Co., Ltd, a company specialized in R&D and production of lithium batteries, where he is responsible for strategic and product planning. He has a deep understanding and operational experience of enterprise “innovation” and is good at grafting and integration of technological innovation and market convergence. He is currently a member of the Board of Directors of Shandong University of Technology and an inventor of several Chinese patented technologies.

Li Na, SVP

Ms. Li Na has been working in Shangdong Baoya since October 2010. As a founding senior employee of the company, she has successively held the posts of Vice President, General Manager of Human Resources Center and General Manager of Sales of Shandong Baoya, and Senior Vice President of the Group.

Ms. Li Na has been in the industry for nearly 20 years. She is familiar with the operation and management of automobile OEMs. She has a wide range of connections in the industry, superb professional brand marketing and marketing capabilities, and rich experience in the automobile sales industry. She was awarded the title of “Jinan Municipal Model Worker”.

Wang Xinjian, Secretary of the Board

Mr. Wang Xinjian joined Shangdong Baoya in December 2014 and has been serving as the assistant to the Chairman of the Board Office. Mr. Wang Xinjian is a bachelor’s degree in mechanical engineering and automation of Jinan University, and an intermediate engineer. From May 2010 to November 2014, he served as the project manager and CTO assistant of Jinan Qingqi Motorcycle Co.,Ltd., a Motorcycle company, where he was responsible for research and development. He has rich experience in product research and development and project management.

Directors

Mu Hongwei

Mr. Mu Hongwei is the founder and director of Shandong Baoya New Energy Vehicle Co., Ltd. Mr. Mu graduated from Shandong University with a bachelor’s degree in Chemistry, and worked in Shandong Academy of Sciences from 1993 to 1998 with five years’ experience in electrochemical research and management. He used to be the representative of Australia Situ Company in China, the director of Shandong Aosuo Management Consulting Co., Ltd and the chairman of Shanghai Aosuo Investment Co., Ltd. Mr. Mu has rich experience, nearly 30 years, in capital operation, management, sales and international business development in new energy vehicles, biotechnology and enterprise management consulting. Mr. Mu is an engineering and technical expert of Shandong Science and Technology Commission, a leader of new energy vehicles in Shandong Province, an electrochemical expert and an economist.

Zhang Jiannong

Mr. Zhang Jiannong has served as a member of our Board since May 2023. Mr. Zhang served as the director of Shandong Baoya New Energy Vehicle Co., Ltd from October 2010 to March 2024 and as the legal representative from December 2013 to March 2024. Mr. Zhang graduated from Jinan University with a bachelor’s degree in physics, taught at Jinan No. 34 Middle School (Yanshan Middle School) from September 1983 to July 1993, and served as executive vice president of Shandong Sanzhu Pharmaceutical Group Co. Ltd. from October 1993 to July 1999. Mr. Zhang has rich experience in comprehensive operation and management of new energy vehicles and has vision and keen insight into the development trend of new energy vehicles. As an expert in management and Confucianism, he authored “Soul and Wealth”, “Three Primary Colors of Confucius” with in-depth research and unique insight.

Wu Lichun

Mr. Wu is the founder and director of Shandong Baoya New Energy Vehicle Co., Ltd., with dual master’s degrees from Huazhong University of Science and Technology and Tsinghua University respectively. He is of Canadian nationality, and currently serves as the chairman of Euroamer Kaiwan Technology Company Limited since March 2018, Chairman of Shandong University of Engineering and Vocational Technology since April 2006, Vice President of China Overseas Chinese Businessmen Federation since August 2010, with rich experience in enterprise operation and management and a sense of social responsibility.

Non-Employee Directors

Wen Li

Mr. Li has served as a member of our Board since March 2023. Mr. Li is currently the President of AAIT, a company providing technical insights to customers. He has extensive program and project development experiences in the alternative energy industry. From November 2014 until October 2020, he served as the Chief Scientist of Tianneng Power International. From April 2007 to October 2014, he served as the Senior Research Staff Member of HRL Laboratories LLC, a subsidiary of General Motors and Boeing. From January 2002 to April 2007, he was the Senior Principal Scientist and Fuel Cell & H2 Storage Project Lead at Toyota Technology Center, USA. From July 2000 to December 2001, he was a Postdoctoral Research Associate at the University of Notre Dame. From November 1997 to June 2000, Mr. Li was a Postdoctoral Research Associate at California Institute of Technology. Mr. Li received his Ph.D. in Environmental Chemistry and Engineering from Tokyo Institute of Technology and his M.S. and B.S. degree in Chemical Engineering from Tianjin University. Mr. Li has 67 granted patents and 23 journal papers. We believe Mr. Li is well qualified to serve as a director due to his extensive laboratory experience and technical knowledge related to batteries and fuel cells.

John Chiang

Mr. John Chiang has served as a member of our Board since March 2023. Mr. Chiang serves as a member of the Board of Directors of Astrana Health (Nasdaq: ASTH). From 2015-2018, John Chiang served as California’s 33rd State Treasurer. As the state’s treasurer, he oversaw trillions of dollars in annual transactions, managed a $75 billion investment portfolio and was the nation’s largest issuer of municipal bonds. He spearheaded efforts to increase financing of housing, stand up the CalSavers program and further advance green bonds. Prior to being elected Treasurer, Mr. Chiang served as State Controller for California from 2007-2014. As a CalPERS and CalSTRS Trustee in 2008, Mr. Chiang led the movement to have the nation’s two largest public defined benefit plans advocate for greater diversity of corporate boards. In 1998, he was elected to California’s Board of Equalization and served two terms, including three years as chair. Mr. Chiang serves as a member of the Leadership Council of California Forward, a member of Board of Councilors of the USC Sol Price School of Public Policy, and an advisory board member of the Robert T. Matsui Center at the University of California Berkeley Institute of Governmental Studies. He is also on the board of directors of GrubMarket, Pasadena Private Lending, Boom Interactive and Chime TV and the advisory boards of Adept and AlphaX. Mr. Chiang served as an Aspen Institute Rodel Fellow, Co-Chair of California Forward, Treasurer of California State Guard Foundation, Hunt-Kean Leadership Fellow and University of Southern California Center for the Political Future Fellow. He has appeared in articles in the Wall Street Journal, New York Times, Los Angeles Times and San Francisco Chronicle and spoken on CNBC, Fox Business, Bloomberg and numerous state and local media outlets. Mr. Chiang graduated with honors from the University of South Florida with a degree in finance and received his law degree from the Georgetown University Law Center.

Ying Liu

Ms. Liu has served as a member of our Board since March 2023. Ms. Liu has served as Chief Operating Officer since August 2022 and Chief Financial Officer since November 2021 at Wish, a Nasdaq traded public company based in San Francisco, US. She previously served as Chief Financial Officer and Senior Vice President of Shutterfly, Inc., from April 2020 to November 2021, where she played a critical role in helping Shutterfly navigate the pandemic, while transforming the business to achieve accelerated topline growth and EBITDA improvement. Prior to joining Shutterfly, Ms. Liu served as CFO and SVP at the printing and imaging solution company, Lexmark International, from July 2017 to April 2020 and had previously been VP of Finance, Enterprise BG at the global information and technology company, Huawei Technology Inc. Prior to Huawei, Ms. Liu spent eight years at Cisco Systems, Inc. where she held a number of senior finance positions. Earlier in her career, Ms. Liu held finance positions with Deloitte Financial Advisory Services, Goldman Sachs, and Deloitte & Touche LLP. She began her career at China Merchants Bank in Shanghai, China. Ms. Liu sits on the board of directors of Expensify, an expense management software company. Ms. Liu holds an M.B.A from the University of Washington and a B.A. from the Shanghai University of Finance and Economics. She is a chartered financial analyst and a certified public accountant.

Huimin Li

Ms. Li has served as a member of our Board since April 2024, has over 20 years of experience in financial planning and analysis, operations finance, accounting, mergers and acquisitions, and equity investments and financing. Since March 2021, Ms. Li has been serving as the Vice President and Head of Finance at PingCAP, a Series D Cloud Infrastructure Software entity, where she spearheads a global finance team, steering the company towards fast growth, operational efficiency and IPO readiness activities. From March 2020 to February 2021, Ms. Li managed her family’s investments. From September 2017 to February 2020, she served as the Assistant General Manager at Tencent, a multinational technology conglomerate and holding company, where she developed a global team responsible for the international gaming and cloud business. From September 2014 to August 2017, Ms. Li served as Finance Manager III/Controller at Cisco Systems, Inc. (Nasdaq: CSCO), where she advised on critical financial strategies concerning acquisitions, investments, and partnerships. Her early professional experiences include roles as an accounting manager and site controller at China CAMC Engineering Co., Ltd, a construction engineering company, contributing to the company’s successful IPO in 2006. Ms. Li received a Bachelor of Arts in Finance from Renmin University of China and an MBA focusing on Finance and Strategy from UCLA Anderson School of Management, where she graduated with honors.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

6.B. Compensation

During the fiscal year ended December 31, 2023, we paid an aggregate of RMB10,531 thousand ($1,483 thousand) to our executive officers and directors. Additionally, for our executive officers, we paid RMB737,993.62 ($103,944.23) for the fiscal year ended December 31, 2023 in social insurance, provident fund and other social benefits. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a one-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

Clawback Policy

On November 29, 2023, our board of directors adopted an executive compensation recovery policy (the “Clawback Policy”), providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

2023 Share Incentive Plan

In May 2023, we adopted the 2023 Share Inventive plan (the “Incentive Plan”). The following is a summary of the material features of the Incentive Plan.

Eligibility

Persons eligible to participate in the Incentive Plan will be officers, employees, non-employee directors, and consultants of the Company and its subsidiaries as selected from time to time by the plan administrator in its discretion, including prospective officers, employees, non-employee directors, and consultants. Any awards granted to such a prospect before the individual’s start date may not become vested or exercisable, and no ordinary shares may be issued to such individual, before the date the individual first commences performance of services with the Company or any of its subsidiaries.

Administration

The Incentive Plan will be administered by the Company’s compensation committee, the Board, or such other similar committee pursuant to the terms of the Incentive Plan. The plan administrator, which initially will be the Company’s compensation committee, will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Incentive Plan. The plan administrator may delegate to one or more officers of the Company, the authority to grant awards to eligible individuals.

Share Reserve

The number of ordinary shares that may be issued under the Incentive Plan is equal to 5% of the aggregate number of ordinary shares issued and outstanding immediately after the Closing. All of the ordinary shares initially available under the Incentive Plan may be issued upon the exercise of incentive stock options. The ordinary shares issuable under the Incentive Plan may be authorized, but unissued, or reacquired shares.

The ordinary shares underlying any awards under the Incentive Plan that are forfeited, cancelled, held back upon exercise of a share option or settlement of an award to cover the exercise price or tax withholding, satisfied without the issuance of the ordinary shares or otherwise terminated (other than by exercise) will be added back to the ordinary shares available for issuance under the Incentive Plan.

Types of Awards

The Incentive Plan provides for the grant of share options, share appreciation rights, restricted shares, restricted share units, and other-share based awards, or collectively, awards. Unless otherwise set forth in an individual award agreement, each award shall vest over a four (4) year period, with one-quarter (1/4) of the award vesting on the first annual anniversary of the date of grant, with the remainder of the award vesting monthly thereafter.

Share Options. The Incentive Plan permits the granting of both share options to purchase the ordinary shares intended to qualify as incentive stock options under Section 422 of the Code and share options that do not so qualify. Share options granted under the Incentive Plan will be nonstatutory options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of the Company and its subsidiaries. Nonstatutory options may be granted to any persons eligible to receive awards under the Incentive Plan.

The exercise price of each share option will be determined by the plan administrator. The exercise price for an incentive stock option may not be less than 100% of the fair market value of one ordinary share on the date of grant or, in the case of an incentive stock option granted to a 10% stockholder, 110% of such share’s fair market value. The term of each share option will be fixed by the plan administrator and may not exceed 10 years from the date of grant (or five years for an incentive stock option granted to a 10% stockholder). The plan administrator will determine at what time or times each share option may be exercised, including the ability to accelerate the vesting of such share options.

Upon exercise of share options, the exercise price must be paid in full either in cash, check, or, with approval of the plan administrator, by delivery (or attestation to the ownership) of the ordinary shares that are beneficially owned by the optionee free of restrictions or were purchased in the open market. Subject to applicable law and approval of the plan administrator, the exercise price may also be made by means of a broker-assisted cashless exercise. In addition, the plan administrator may permit nonstatutory options to be exercised using a “net exercise” arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with fair market value that does not exceed the aggregate exercise price.

Share Appreciation Rights. The plan administrator may award share appreciation rights subject to such conditions and restrictions as it may determine. Share appreciation rights entitle the recipient to the ordinary shares, or cash, equal to the value of the appreciation in the Company’s share price over the exercise price, as set by the plan administrator. The term of each share appreciation right will be fixed by the plan administrator and may not exceed 10 years from the date of grant. The plan administrator will determine at what time or times each share appreciation right may be exercised, including the ability to accelerate the vesting of such share appreciation rights.

Restricted Shares. A restricted share award is an award of the ordinary shares that vests in accordance with the terms and conditions established by the plan administrator. The plan administrator will determine the persons to whom grants of restricted shares are made, the number of restricted shares to be awarded, the price (if any) to be paid for the restricted shares, the time or times within which restricted shares may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of restricted share awards. Unless otherwise provided in the applicable award agreement, a participant generally will not have the rights and privileges of a stockholder as to such restricted shares, including without limitation the right to vote such restricted shares and the right to receive dividends, if applicable.

Restricted Share Units. Restricted share units are the right to receive the ordinary shares at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the plan administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with the Company or any of its subsidiaries, the passage of time or other restrictions or conditions. The plan administrator determines the persons to whom grants of restricted share units are made, the number of restricted share units to be awarded, the time or times within which restricted share units may be subject to forfeiture, the vesting schedule, and rights to acceleration thereof, and all other terms and conditions of the restricted share unit awards. The value of the restricted share units may be paid in ordinary shares, cash, other securities, other property, or a combination of the foregoing, as determined by the plan administrator.

The holders of restricted share units will have no voting rights. Prior to settlement or forfeiture, restricted share units awarded under the Incentive Plan may, at the plan administrator’s discretion, provide for a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all dividends paid on one ordinary share while each restricted share unit is outstanding. Dividend equivalents may be converted into additional restricted share units. Settlement of dividend equivalents may be made in the form of cash, the ordinary shares, other securities, other property, or a combination of the foregoing. Prior to distribution, any dividend equivalents shall be subject to the same conditions and restrictions as the restricted share units to which they are payable.

Other Share-Based Awards. Other share-based awards may be granted either alone, in addition to, or in tandem with, other awards granted under the Incentive Plan and/or cash awards made outside of the Incentive Plan. The plan administrator shall have authority to determine the persons to whom and the time or times at which other share-based awards will be made, the amount of such other share-based awards, and all other conditions, including any dividend and/or voting rights.

Prohibition on Repricing

Except for an adjustment pursuant to the terms of the Incentive Plan or a repricing approved by stockholders, in no case may the plan administrator (i) amend an outstanding share option or share appreciation right to reduce the exercise price of the award, (ii) cancel, exchange, or surrender an outstanding share option or share appreciation right in exchange for cash or other awards for the purpose of repricing the award, or (iii) cancel, exchange, or surrender an outstanding share option or share appreciation right in exchange for a share option or share appreciation right with an exercise price that is less than the exercise price of the original award.

Tax Withholding

Participants in the Incentive Plan are responsible for the payment of any federal, state, or local taxes that the Company or its subsidiaries are required by law to withhold upon the exercise of share options or share appreciation rights or vesting of other awards. The plan administrator may cause any tax withholding obligation of the Company or its subsidiaries to be satisfied, in whole or in part, by the applicable entity withholding from the ordinary shares to be issued pursuant to an award a number of shares with an aggregate fair market value that would satisfy the withholding amount due. The plan administrator may also require any tax withholding obligation of the Company or its subsidiaries to be satisfied, in whole or in part, by an arrangement whereby a certain number of the ordinary shares issued pursuant to any award are immediately sold and proceeds from such sale are remitted to the Company or its subsidiaries in an amount that would satisfy the withholding amount due.

Equitable Adjustments

In the event of a merger, consolidation, recapitalization, share split, reverse share split, reorganization, split-up, spin-off, combination, repurchase or other change in corporate structure affecting the ordinary shares, the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the Incentive Plan will be adjusted to reflect such event, and the plan administrator will make such adjustments as it deems appropriate and equitable in the number, kind, and exercise price of the ordinary shares covered by outstanding awards made under the Incentive Plan.

Change in Control

In the event of any proposed change in control (as defined in the Incentive Plan), the plan administrator will take any action as it deems appropriate, which action may include, without limitation, the following: (i) the continuation of any award, if the Company is the surviving corporation; (ii) the assumption of any award by the surviving corporation or its parent or subsidiary; (iii) the substitution by the surviving corporation or its parent or subsidiary of equivalent awards; (iv) accelerated vesting of the award, with all performance objectives and other vesting criteria deemed achieved at targeted levels, and a limited period during which to exercise the award prior to closing of the change in control, or (v) settlement of any award for the change in control price (less, to the extent applicable, the per share exercise price). Unless determined otherwise by the plan administrator, in the event that the successor corporation refuses to assume or substitute for the award, a participant shall fully vest in and have the right to exercise the award as to all of the ordinary shares, including those as to which it would not otherwise be vested or exercisable, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels.

Transferability of Awards

Unless determined otherwise by the plan administrator, an award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, except to a participant’s estate or legal representative, and may be exercised, during the lifetime of the participant, only by the participant. If the plan administrator makes an award transferable, such award will contain such additional terms and conditions as the plan administrator deems appropriate.

Term

The Incentive Plan will become effective when adopted by the Board and, unless terminated earlier, the Incentive Plan will continue in effect for a term of ten (10) years.

Amendment and Termination

The Board may amend or terminate the Incentive Plan at any time. Any such termination will not affect outstanding awards. No amendment, alteration, suspension, or termination of the Incentive Plan will materially impair the rights of any participant, unless mutually agreed otherwise between the participant and the Company. Approval of the shareholders shall be required for any amendment, where required by applicable law.

Material United States Federal Income Tax Considerations

The following is a general summary under current law of the material U.S. federal income tax considerations related to awards and certain transactions under the Incentive Plan, based upon the current provisions of the Code and regulations promulgated thereunder. This summary deals with the general U.S. federal income tax principles that apply and is provided only for general information. It does not describe all U.S. federal tax consequences under the Incentive Plan, nor does it describe state, local, or foreign income tax consequences or federal U.S. employment tax consequences. The rules governing the tax treatment of such awards are quite technical, so the following discussion of tax consequences is necessarily general in nature and is not complete. In addition, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

The Incentive Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the U.S. Employee Retirement Income Security Act of 1974, as amended. The Company’s ability to realize the benefit of any U.S. tax deductions described below depends on the Company’s generation of U.S. taxable income as well as the requirement of reasonableness and the satisfaction of the Company’s tax reporting obligations.

Incentive Stock Options. No U.S. taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If the ordinary shares issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such shares, any amount realized in excess of the exercise price (the amount paid for the shares) will be taxed to the optionee as a U.S. long-term capital gain, and any loss sustained will be a U.S. long-term capital loss, and (ii) neither the Company nor its subsidiaries will be entitled to any deduction for U.S. federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in U.S. alternative minimum tax liability for the optionee.

If the ordinary shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize U.S. ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the ordinary shares at exercise (or, if less, the amount realized on a sale of such ordinary shares) over the exercise price thereof, and (ii) the Company or its subsidiaries will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering the ordinary shares.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the share option is treated as a nonstatutory option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Nonstatutory Options. No U.S. taxable income is generally realized by the optionee at the time a nonstatutory option is granted. Generally, (i) at exercise, U.S. ordinary income is realized by the optionee in an amount equal to the difference between the exercise price and the fair market value of the ordinary shares on the date of exercise, and the Company or its subsidiaries receive a U.S. tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either U.S. short-term or long-term capital gain or loss depending on how long the ordinary shares have been held. Special rules will apply where all or a portion of the exercise price of the nonstatutory option is paid by tendering the ordinary shares. Upon exercise, the optionee will also be subject to U.S. Social Security taxes on the excess of the fair market value over the exercise price of the share option.

Share Appreciation Rights, Restricted Shares, Restricted Share Units, and Other Share-Based Awards. The current U.S. federal income tax consequences of other awards authorized under the Incentive Plan generally follow certain basic patterns: (i) share appreciation rights are taxed and deductible in substantially the same manner as nonstatutory options; (ii) nontransferable restricted shares subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Section 83(b) election); and (iii) restricted share units, dividend equivalents and other share-based awards are generally subject to U.S. tax at the time of payment. The Company or its subsidiaries generally should be entitled to a U.S. federal income tax deduction in an amount equal to the U.S. ordinary income recognized by the participant at the time the participant recognizes such income.

The participant’s basis for the determination of gain or loss upon the subsequent disposition of the ordinary shares acquired from a share appreciation right, restricted share, restricted share unit, or other share-based award will be the amount paid for such shares plus any ordinary income recognized when the shares were originally delivered, and the participant’s U.S. capital gain holding period for those shares will begin on the day after they are transferred to the participant.

Parachute Payments. The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to either the Company or its subsidiaries, in whole or in part, and may subject the recipient to a non-deductible 20% U.S. federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Section 409A. The foregoing description assumes that Section 409A of the Code does not apply to an award under the Incentive Plan. In general, share options and share appreciation rights are exempt from Section 409A if the exercise price per share is at least equal to the fair market value per share of the underlying stock at the time the share option or share appreciation right was granted. Restricted share awards are not generally subject to Section 409A. Restricted share units are subject to Section 409A unless they are settled within two and one-half months after the end of the later of (1) the end of the Company’s fiscal year in which vesting occurs or (2) the end of the calendar year in which vesting occurs. If an award is subject to Section 409A and the provisions for the exercise or settlement of that award do not comply with Section 409A, then the participant would be required to recognize U.S. ordinary income whenever a portion of the award vested (regardless of whether it had been exercised or settled). This amount would also be subject to a 20% U.S. federal tax and premium interest in addition to the U.S. federal income tax at the participant’s usual marginal rate for ordinary income.

No awards have been granted under the Incentive Plan as of December 31, 2023.

6.C. Board Practices

Our board of directors consists of seven directors, including three executive directors and four independent directors. We have also established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. We have adopted a charter for each of the three committees. Each of the committees of our board of directors shall have the composition and responsibilities described below.

Audit Committee

John Chiang, Huimin Li, Ying Liu serve as members of our Audit Committee with Ms. Liu serving as the chairman of the Audit Committee. Each of our Audit Committee members satisfies the “independence” requirements of the Nasdaq listing rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has determined that Ms. Liu possesses accounting or related financial management experience that qualifies her as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

●	evaluating the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

●	approving the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

●	monitoring the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	reviewing the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	overseeing all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board;

●	advising the Board and any other Board Committee if the clawback provisions of the Clawback Policy are triggered based upon a financial statement restatement or other financial statement change;

●	reviewing and approving in advance any proposed related-party transactions and report to the full board on any approved transactions; and

●	providing oversight assistance in connection with legal, ethical and risk management compliance programs established by management and our board of directors, including Sarbanes-Oxley Act implementation, and makes recommendations to our board of directors regarding corporate governance issues and policy decisions.

Compensation Committee

Zhang Jiannong, Wu Lichun, and John Chiang serve as members of our Compensation Committee. Our Compensation Committee is responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Wu Lichun, Zhang Jiannong and Wen Li serve as members of our Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

Duties of Directors

Under Cayman Islands law, the directors and officers both owe statutory duties under the Companies Act, common law duties and fiduciary duties to our company. Under common law, our directors and officers have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. The fiduciary duties which our directors and officers owe to our company are summarized as follows:

(i)	duty to act bona fide in what the director or officer believes to be in the best interests of the company as a whole;

(ii)	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)	directors should not properly fetter the discretion to act in the best interest of the Company; and

(iv)	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. This obligation, however, is varied by our Charter, by permitting the director to vote on a matter in which he has an interest provided that he has disclosed the nature of this interest to the board at the earliest opportunity. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the afore-mentioned conflicts will be resolved in our favor. Furthermore, each of our officers and directors has pre-existing fiduciary obligations to other businesses of which they are officers or directors. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Item 10. Additional Information - B. Memorandum and Articles of Association - Comparison of Cayman Islands Corporate Law and U.S. Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the appointment of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resign in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

6.D. Employees

As of December 31, 2023, 2022 and 2021, we had 1,439, 1,630, and 1,645 full-time employees, respectively, of which 11, 11, and 17 were outsourced workers, respectively, accounting for 0.76%, 0.67%, and 1.03% of our total workforce. The following table provides a breakdown of our employees by function as of December 31, 2023.

Functions	Number	Percentage
Research and Development	142	9.87%
Production	986	68.52%
Sales and Marketing	48	3.34%
General and Administrative Support	263	18.28%
Total	1,439 (including 11 outsourced workers)	100%

To attract talented engineering students from leading universities in China, we collaborate with universities such as YanTai University, Ludong University, and Shandong Technology and Business University to establish school enterprise cooperation.

As required by the laws of the PRC, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance and medical insurance. We are required under PRC law to make contributions monthly at specified percentages of the salaries, bonuses and certain allowances of our PRC-based full-time employees, up to maximum amounts specified by applicable local governments.

We enter into labor contracts and standard confidentiality agreements with our key employees. We believe that maintaining good working relationships with our employees is essential, and we have not experienced any material labor disputes.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 26, 2024 by our officers, directors and 5% or greater beneficial owners of ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

As of April 26, 2024, we had 42,459,134 ordinary shares outstanding that were held by record holders in the United States, representing approximately 26.4% of our outstanding shares. Other than disclosed above, none of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares(2)
5% or Greater Shareholders
Euroamer Kaiwan Technology Company Limited (3)	64,161,450	39.92%
Chijet Holdings Limited(4)	50,541,864	31.45%
Hong Kong Yeda International Holdings Co., Limited (5)	15,401,367	9.58%
Hong Kong Guotai International Holdings Co., Limited (6)	15,335,198	9.54%
Executive Officers and Directors
Mu Hongwei (4)	50,541,864	31.45%
Wu Lichun (3)	64,161,450	39.92%
Zhang Jiannong	0	0%
John Chiang (7)	5,000	*
Wen Li (8)	5,000	*
Ying Liu (9)	5,000	*
Huimin Li	0	0%
Wang Qingjun	0	0%
Dongchun Fan	0	0%
Wang Xiangyin	0	0%
Li Na	0	0%
All directors and executive officers as a group (eleven individuals)	114,718,314	71.38%

* Less than one percent

(1)	Except as otherwise indicated below, the business address of our directors and officers is No. 8, Beijing South Road Economic & Technological Development Zone Yantai, Shandong, CN-37 264006 People’s Republic of China.

(2)	Applicable percentage of ownership is based on 160,707,171 ordinary shares outstanding as of April 30, 2024.

(3)	Represents shares held by Euroamer Kaiwan Technology Company Limited (“EKT”). Lichun Wu, our director, is the director of EKT and as such, may be deemed to be the beneficial owner of the securities held by EKT. The registered address of EKT, a Hong Kong company, is 12/F, Asia Trade Centre, 79 Lei Muk Road, Kwai Chung, NT, Hong Kong.

(4)	Represents shares held by Chijet Holdings Limited. Hongwei Mu is the director of CHL and as such, may be deemed to be the beneficial owner of the securities held by Chijet Holdings Limited. The registered address of Chijet Holdings Limited, a British Virgin Islands company, is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)	Based on a Schedule 13G filed on February 16, 2024. Represents shares held by Hong Kong YeDa International Holdings Co., Limited (“HK YeDa”). Yantai YeDa Economic Development Group Limited is the sole shareholder of HK YeDa and as such has the voting and investment discretion over securities held by HK YeDa. The registered address of HK YeDa, a Hong Kong company, is Rooms 1318-19, Hollywood Plaza,610, Nathan Road, Mongkok, Kowloon, Hong Kong.

(6)	Based on a Schedule 13G filed on February 14, 2024. Represents shares held by Hong Kong Guotai International Holdings Co., Limited. Xia Yu is the director of Hong Kong Guotai International Holdings Co., Limited and as such, may be deemed to be the beneficial owner of the securities held by such entity. The registered address of Hong Kong Guotai International Holdings Co., Limited, a Hong Kong company, is Unit 1002, 10/F, Perfect Commercial Building, 20 Austin Avenue, Tsim Sha Tsui, Kowloon, Hong Kong.

(7)	Based on 5,000 shares issued as stock compensation for independent director.

(8)	Based on 5,000 shares issued as stock compensation for independent director.

(9)	Based on 5,000 shares issued as stock compensation for independent director.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees - E. Share Ownership” for a description of our major shareholders.

7.B. Related Party Transactions

Set forth below are the related party transactions of our company that occurred since the beginning of the last fiscal year up to the date of this annual report. The transactions are identified in accordance with the rules prescribed under Form 20-F and may not be considered as related party transactions under PRC law.

Registration Right Agreement

On June 2, 2023, we entered into a registration right agreement with our shareholders, under which we have granted certain registration rights to holders of our registrable securities. Set forth below is a description of the registration rights under this agreement.

Required Registration Rights

At any time and from time to time after our initial public offering, investors holding a majority-in-interest of the Exchange Investor Registrable Securities then issued and outstanding, or (ii) Investors holding a majority-in-interest of the Initial Investor Registrable Securities, may make a written demand for registration under the Securities Act of all or part of their Registrable Securities (a “Demand Registration”). Any demand for a Demand Registration shall specify the number of Registrable Securities proposed to be sold and the intended method(s) of distribution thereof. Within thirty (30) days following receipt of any request for a Demand Registration, We will notify all other 5 investors holding Registrable Securities of the demand, and each Investor holding Registrable Securities who wishes to include all or a portion of such Investor’s Registrable Securities in the Demand Registration (each such Investor including shares of Registrable Securities in such registration, a”Demanding Holder”) shall so notify us within fifteen (15) days after the receipt by the Investor of the notice from us. Upon any such request, the Demanding Holders shall be entitled to have their Registrable Securities included in the Demand Registration. We shall not be obligated under this rule to effect more than (x) an aggregate of two (2) Demand Registrations initiated by Investors holding Exchange Investor Registrable Securities or (y) an aggregate of two (2) Demand Registrations initiated by Investors holding Initial Investor Registrable Securities.

Piggyback Registration Rights

(i) If a Piggy-Back Registration had been available to the Demanding Holder(s) within the one hundred twenty (120) days preceding the date of request for the Demand Registration, (ii) within sixty (60) days after the effective date of a previous registration effected with respect to the Registrable Securities pursuant this Section 2.1, or (iii) during any period (not to exceed one hundred eighty (180) days) following the closing of the completion of an offering of securities by us if such Demand Registration would cause us to breach a “lock-up” or similar provision contained in the underwriting agreement for such offering。

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Transactions with Certain Related Parties

We have adopted an audit committee charter, which requires the committee to review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee. In determining whether to approve a related party transaction, the audit committee shall consider, among other factors, the following factors to the extent relevant to the related party transaction:

●	whether the terms of the related party transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related party;

●	whether there are business reasons for the Company to enter into the related party transaction;

●	whether the related party transaction would impair the independence of an outside director;

●	whether the related party transaction would present an improper conflict of interest for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or the related party, the direct or indirect nature of the director’s, executive officer’s or the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the audit committee deems relevant; and

●	any pre-existing contractual obligations.

Set forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this annual report.

As of the date of this annual report, the related party transactions of the company in the three accounting years are as follows:

For the years ended December 31, 2023, 2022 and 2021, we provided sales of goods to our subsidiaries, non-controlling shareholders, and their subsidiaries (including Jilin Jiqi Longshan Automotive Chassis Co., Ltd., China FAW Co., Ltd., China FAW Group Co., Ltd., China FAW Technology Center, China FAW Group Import & Export Co., Ltd., FAW Jiefang Automobile Co., Ltd. Changchun Smart Bus Branch, FAW Besturn Car Co., Ltd., FAW-Volkswagen Co., Ltd. etc.), and the total sales of goods we received were, $2,403 thousand, $6,908 thousand, and $15,283 thousand, respectively. As of December 31, 2023 and 2022, the accounts receivable and other receivables arising from the related party transactions were $48,956 thousand and $60,889 thousand respectively; The contract liabilities are $2,483 thousand and $912 thousand, respectively.

For the years ended December 31, 2023, 2022 and 2021, we purchased raw materials, molds, logistics services, and other components from our subsidiaries, non-controlling shareholders, and their subsidiaries (including Jilin FAW Baosteel Auto Steel Parts Co., Ltd., Jilin Jiqi Longshan Automotive Chassis Co., Ltd., FAW Logistics Co., Ltd., China FAW Group Co., Ltd., and China FAW Group Import and Export Co., Ltd. etc.), resulting in a total purchase amount of $2,795 thousand, $5,881 thousand, and $25,954 thousand, respectively. As of December 31, 2023 and 2022, the payable, prepaid, and other payables arising from the related party transactions were $128,281 thousand and $119,571 thousand, respectively.

For the years ended December 31, 2023, 2022 and 2021, we received information technology support services from a non-controlling shareholder subsidiary (Qiming Information Technology Co., Ltd.) and incurred information technology support service expenses of $213 thousand, $248 thousand, and $354 thousand, respectively.

In December 2019, Baoya entered loans with Yantai Guofeng Investment Holding Group Co., Ltd., an affiliate of the Company. The loans are bearing an annual interest rate of 6.5%. Pursuant to the loan agreements, if Baoya met certain development conditions, part of the loan could be transferred to a government subsidy, and the relevant interest will be waived. As of December 31, 2023 and 2022, the principal amounts of this loan that have not yet been converted into government subsidies were $104,227 thousand and $107,279 thousand (RMB 740 thousand thousand), respectively. For the years ended December 31, 2023, 2022 and 2021, the interest expenses generated by this loan were $6,894 thousand, $7,239 thousand, and $8,545 thousand, respectively. For the years ended December 31, 2023, 2022 and 2021, the recognized government subsidies as government grant income were $55,789 thousand, nil and nil, respectively.

In 2016, the Company entered into a related party pledged loan with the Company’s one non-controlling interest shareholder. The carrying amount of machine and equipment pledged by to secure the borrowings as of December 31,2023 and 2022 were $586 thousand(RMB 4,159 thousand),and $844 thousand(RMB 5,821 thousand), respectively. The carrying amount of buildings and land use right pledged to secure the borrowings as of December 31, 2023 and 2022 were US$1,780 (RMB 12,640) and nil respectively. The loan was originally due on October 31, 2026. While in March 2022, pursuant to the loan agreement, this related party filed in court to request the Company to repay the loan in advance. As a result, in April 2022, the Company reached a settlement agreement with this related party. Pursuant to the settlement agreement, the outstanding balance of US$4,889,894 (RMB 33,730 thousand) will bear an annual interest rate of 4.9% and will be repaid through four installments with each payment amount of US$1,187,693 (RMB 8,432,498) on and before August 1, 2024. At present, we are negotiating with the related party to extend the maturity date to repay the remaining amount. As of December 31, 2023 and 2022, the remaining unpaid principal of this loan was $3,906 thousand and $4,890 thousand, respectively. For the years ended December 31, 2023, 2022 and 2021, the interest expenses generated by this loan were $203 thousand, USD 245 thousand, and $256 thousand, respectively.

During May 2020, FAW Jilin entered pledged loans with FAW Finance Co., Ltd, an affiliate of FAW Jilin’s non-controlling interest shareholders. The loans are bearing an annual interest rate of 3.915%. The loans will mature gradually from 2022 to 2025. Pursuant to the agreements, FAW Jilin will make four installment payments of US$40,545,289 (RMB 287,867,500), each for the remaining principal balance. FAW Jilin defaulted on one of these pledged loans on November 1, 2022 and November 1, 2023, respectively. As a result, pursuant to the agreement with the lender, there will be penalties for unpaid interest, and the remained unpaid principal was not due immediately, and the annual interest rate increased to 5.0895% from 3.915%.The carrying amount of buildings, machinery and equipment, mold and tooling, other logistic equipment and land use right, pledged by the Company to secure the borrowings as of December 31, 2023 and 2022 were $90,664 thousand and $110,420 thousand respectively. As of December 31, 2023 and 2022, the remaining unpaid principal of this loan was $162,181 thousand and $166,930 thousand, respectively. For the years ended December 31, 2023, 2022 and 2021, the interest expenses generated by this loan were, $$7,510 thousand, $7,240 thousand, and $7,295 thousand, respectively.

In May 2023, Shandong Baoya New Energy Vehicle Co., Ltd. entered pledged loans with Nanjing Shengnuo Biotechnology Industry Company Ltd. The principal of $1,127 thousand (RMB 8,000,000) and a loan interest rate of 10%. The loans were originally mature in three months. The due dates were further extended twice in July 2023 and January 2024 for repayment and the loans will be due in July 2024 according to the latest agreement. In 2023, the interest expense generated by this loan was $70 thousand.

Employment Agreement and Compensation Agreement

Please refer to “Item 6. Directors, Senior Management and Employees - B. Compensation - Employment Agreements”.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this annual report, beginning on page F-1.

Legal Proceedings

See “Item 4.B. Business Overview - Legal Proceedings” for a description of our currently involved legal proceedings.

Dividends

We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future. We currently retain all future earnings to finance our operations and to expand our business.

No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares are listed for trading on the Nasdaq Global Market under the symbol “CJET.” The shares began trading on June 1, 2023 on the Nasdaq Global Market. The closing price for the ordinary shares was $0.33 on April 26, 2024.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our ordinary shares are currently traded on the Nasdaq Global Market under the symbol “CJET.”

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Act of the Cayman Islands, which we refer to as the Companies Act below. Our share capital is $50,000 divided into 499,000,000 ordinary shares of a par value of $0.0001 each and 1,000,000 preferred shares of a par value of $0.0001 each. As of April 30, 2024, 160,707,171 ordinary shares were issued and outstanding.

Ordinary Shares

General

All of our issued and outstanding ordinary shares are issued credited as fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members.

Dividends

We, as the holders of our ordinary shares, are entitled to such dividends as may be declared by our board of directors, subject to Cayman Islands law, the Cayman Islands Companies Act and our amended and restated memorandum and articles of association. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or share premium account, provided that in no circumstances may we pay a dividend if this would result in us being unable to pay our debts as they fall due in the ordinary course of business.

Register of Members

Under Cayman Islands law, we must keep a register of members and there will be entered therein:

- the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member and the voting rights of shares of each member;

- whether voting rights are attached to the share in issue;

- the date on which the name of any person was entered on the register as a member; and

- the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against their name in the register of members. The shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members was made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Voting Rights

Each holder of ordinary shares is entitled to one vote on all matters upon which the ordinary shares are entitled to vote on a show of hands or, on a poll, each holder is entitled to have one vote for each share registered in their name on the register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any one or more shareholders holding at least one-eighth of the votes attaching to the issued and outstanding ordinary shares in our company entitled to vote at general meetings, present in person or by proxy.

A quorum required for a general meeting of shareholders consists of one or more shareholders who hold in aggregate at least one-third of the votes attaching to the issued and outstanding ordinary shares in our company entitled to vote at general meetings, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Although not required by the Cayman Islands Companies Act or our amended and restated memorandum and articles of association, we expect to hold shareholders’ meetings annually and such meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least 25 percent in par value of our issued shares that carry the right to vote at general meetings. An extraordinary general meeting may also be called by the Chairman of the Board or the President of the Company. Advance notice of at least 10 days is required for the convening of our annual general meeting and other general meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Cayman Islands Companies Act and the amended and restated memorandum and articles of association of our company. A special resolution will be required for important matters such as change of name or making further changes to the amended and restated memorandum and articles of association of our company.

Transfer of ordinary shares

Subject to the restrictions of our amended and restated memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate (if any) for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; or
●	the ordinary shares transferred are free of any lien in favor of ours.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended and the register shall not be closed for more than 30 days in any year.

Liquidation

On a winding up of our company, if the assets available for distribution among its shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among its shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to us for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by its shareholders in proportion to the par value of the shares held by them.

Calls on ordinary shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined before the issue of such shares, by our board of directors or by a special resolution of our shareholders. We may also repurchase any of its shares provided that the manner and terms of such purchase have been agreed between the board of directors and the relevant shareholder or are otherwise authorized by its amended and restated memorandum and articles of association. Under the Cayman Islands Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if we can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Islands Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, we may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Cayman Islands Companies Act, the amended and restated memorandum and articles of association and Cayman Islands law, be varied either with the written consent of the holders of not less than two-thirds of the issued shares of that class or with the sanction of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or its corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
●	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;
●	convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination;
●	sub-divide its existing shares, or any of them into shares of a smaller amount that is fixed by the amended and restated memorandum and articles of association; and
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Subject to Companies Act and confirmation by the Grand Court of the Cayman Islands on an application by us for an order confirming such reduction, we may by special resolution reduce its share capital and any capital redemption reserve in any manner authorized by law.

Preferred Shares

Our amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as its board of directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum and articles of association authorize our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Contingent Value Rights

In connection with the Business Combination, holders of JWAC Common Stock who did not redeem their shares received a contingent value right (“CVR”) for each share of JWAC Common Stock that was not redeemed. In the event that the Earnout criteria (as described below) are not met by the Company, the Sellers shall forfeit a portion of their ordinary shares, representing an adjustment to the consideration provided to the Sellers, and the Company will issue an equal amount of ordinary shares to the CVR holders on a pro rata basis. Holders of privately placed JWAC Common Stock and Class B Common Stock have waived their rights to receive CVRs for those privately placed shares. At the Closing, holders holding 12,499,295 shares of JWAC Common Stock exercised their redemption right and there were 1,300,705 shares of JWAC Common Stock held by public shareholders. As a result, a total of 1,300,705 CVRs were issued.

Pursuant to the terms of the BCA, the issuance of 64,084,889 ordinary shares to certain Sellers who are earnout participants (the “Earnout Participants”), is subject to an Earnout equal in value to Six Hundred Seventy Four Million Dollars ($674,000,000) (such ordinary shares, subject to equitable adjustment for share splits, share dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted, and together with the earnings thereof, the “Earnout Shares”).

The Earnout Shares will vest based on either meeting the criteria relating to (i) consolidated gross revenues or (ii) the closing price of the Company’s ordinary shares, and will vest in three tranches consisting of up to 30% for 2023, 30% for 2024, and any remaining unvested amount for 2025 (in each case without giving effect to any prior surrenders of Earnout Shares and together with any Earnings as defined in the Business Combination Agreement), as described as follows:

● The first tranche shall (i) vest proportionately based on the consolidated gross revenues of the Company (including the period prior to Closing) as set forth in the audited annual financial statements included in Form 20-F filed with the SEC for the calendar year ended December 31, 2023 (as adjusted for a fixed 6.5-to-1 Chinese yuan renminbi to U.S. dollar exchange rate) in excess of $528,000,000, up to a maximum of 100% of the first tranche at $801,000,000 in consolidated gross revenues, or alternatively (ii) vest for 100% of the first tranche if the Company’s ordinary shares on Nasdaq trade at least $13.00 per share (as equitably adjusted for share splits, share capitalizations, share consolidations, subdivisions, share dividends, reorganizations, recapitalizations and the like) for at least twenty (20) out of thirty (30) trading days, through and including the thirtieth (30th) Trading day after the date on which the Company files an annual report with the SEC on Form 20-F (such trading criteria being collectively the “Trading Criteria”).

● The second tranche will likewise either (i) vest proportionately based on the consolidated gross revenues of the Company (including the period prior to Closing) as set forth in the audited annual financial statements included in Form 20-F filed with the SEC for the calendar year ended December 31, 2024 (as adjusted for a fixed 6.5-to-1 Chinese yuan renminbi to U.S. dollar exchange rate) in excess of $870,000,000, up to a maximum of 100% of the second tranche at $2,206,000,000 in consolidated gross revenues, or alternatively (ii) vest for 100% of the second tranche based on meeting the Trading Criteria during the applicable period for the year ended December 31, 2024.

● Any remaining Earnout Shares not vested in the first or second tranches are eligible either to (i) vest proportionately based on the consolidated gross revenues of the Company (including the period prior to Closing) as set forth in the audited annual financial statements included in Form 20-F filed with the SEC for the calendar year ended December 31, 2025 (as adjusted for a fixed 6.5-to-1 Chinese yuan renminbi to U.S. dollar exchange rate) in excess of $1,616,000,000, up to a maximum of 100% of the final tranche at $3,215,000,000 in consolidated gross revenues, or alternatively (ii) vest for 100% of the final tranche based on meeting the Trading Criteria during the applicable period for the year ended December 31, 2025.

Any Earnout Shares (and earnings thereon) that are surrendered by the Earnout Participants in accordance with the Business Combination Agreement will be, with respect to ordinary shares, cancelled by the Company and returned to the authorized but unissued share capital (with any other securities or property included within the surrendered Earnout Shares or earnings being held in reserve by the Company). These will then be promptly reissued by the Company as newly issued ordinary shares, and other securities or property included within the surrendered Earnout Shares will be delivered to the CVR rights agent for distribution to the holders of CVRs in accordance with the terms of the Business Combination Agreement and the CVR Agreement. Such newly reissued ordinary shares and other securities or property included within the surrendered Earnout Shares that are delivered to the CVR rights agent are referred to as the “CVR Property”. Pursuant to the BCA and CVR Agreement, the CVR Property will be distributed by the CVR rights agent to the holders of CVRs promptly after the CVR rights agent’s receipt of the CVR Property. The CVR Property (including each type of security or property included in the CVR Property) will be allocated among all holders of CVRs pro rata, based on their respective number of CVRs held.

The CVRs do not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of the CVRs. The CVRs do not represent any equity or ownership interest in the Company.

Exempted Company

We are an exempted company with limited liability under the Cayman Islands Companies Act. The Cayman Islands Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company’s register of members is not open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue shares with no par value;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company; and
●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Anti-Money Laundering — Cayman Islands

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection — Cayman Islands

We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands (the “Data Protection Act”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the Data Protection Act (“personal data”). In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the Data Protection Act, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the Data Protection Act, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the Data Protection Act or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

As the data controller, we may collect, store, and use personal data for lawful purposes, including, in particular:

a) where this is necessary for the performance of our rights and obligations under any purchase agreements;

b) where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

c) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights, or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances, we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands, or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the Data Protection Act.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a factor to your interests, fundamental rights, or freedoms or those data subjects to whom the relevant personal data relates.

Anti-Takeover Provisions

Some provisions of Cayman Islands law and our Amended and Restated Memorandum and Articles of Association may have the effect of delaying, deterring, or discouraging another party from acquiring control of our company. Our Amended and Restated Memorandum and Articles of Association provide for restrictions requiring the holders of shares together carrying at least one-third of the rights to vote at a shareholder meeting to be able to requisition a general meeting of shareholders. As a matter of Cayman Islands law, any resolutions in writing must be passed unanimously.

These provisions of our Amended and Restated Memorandum and Articles of Association and Cayman Islands law could delay the ability of shareholders to change the membership of a majority of our board, force shareholder action to be taken at an annual general meeting or an extraordinary general meeting called by our board of directors or on the requisition of the holders of shares carrying at least one-third of the rights to vote at a shareholder meeting of our company, and in turn delay the ability of shareholders to force consideration of a proposal or take action.

Our Amended and Restated Memorandum and Articles of Association require an ordinary resolution to remove any director. Our Amended and Restated Memorandum and Articles of Association and Cayman Islands law also require a special resolution to amend the Amended and Restated Memorandum and Articles of Association. Such requirements may prevent our existing shareholders from effecting a change of management of our company and removing the provisions in our constitutional documents that may have an anti-takeover effect.

Representative Warrant

Upon the closing of the JWAC IPO, JWAC issued to I-Bankers a five-year warrant to purchase shares of JWAC Common Stock, equal to 3.0% of the shares issued in the JWAC IPO (“Representative Warrants”). The exercise price of Representative Warrants is $12.00 per share. The Representative Warrants shall be exercisable, in whole 414,000 or in part, for cash or on a cashless basis, commencing the later of December 9, 2022, and the Closing of the Business Combination and terminating on December 9, 2026.

The Representative Warrants grant to its holders demand and “piggy-back” registration rights for periods of five and seven years from December 9, 2021. JWAC will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of shares issuable upon exercise of the Representative Warrants may be adjusted in certain circumstances including in the event of a stock dividend, or JWAC’s recapitalization, reorganization, merger, or consolidation.

At the Closing of the Business Combination, all of the Representative Warrants have been exchanged for a substantially similar warrant to purchase an equal number of our Ordinary Shares on the same terms and conditions as the original warrant.

GT Warrant

At the Closing of the Business Combination, all of GT Warrants have been exchanged for a substantially similar warrant to purchase an equal number of our Ordinary Shares on the same terms and conditions as the original warrant, exercisable at $2.00 per share for five years.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

10.D. Exchange Controls

Cayman Islands

There are currently no exchange control regulations in the Cayman Islands applicable to us or our shareholders.

The PRC

China regulates foreign currency exchanges primarily through the following rules and regulations:

●	Foreign Currency Administration Rules of 1996, as amended; and

●	Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

As we disclosed in the risk factors above, Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service-related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises may buy, sell and/or remit foreign currencies for current account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. For capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce or SAFE.

10.E. Taxation

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of such shares.

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Act

(As Revised)

Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Act (As Revised), the Financial Secretary undertakes with our company:

1. That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

2. In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1 On or in respect of the shares, debentures or other obligations of the Company; or

2.2 by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

These concessions shall be for a period of 20 years from the date hereof.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, State Administration of Taxation (SAT) Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Chijet Motor Company, Inc. is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Chijet Motor Company, Inc. may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors — Risk Factors Related to Doing Business in China — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC enterprise shareholders and has a material adverse effect on our results of operations and the value of your investment income tax consequences.”

The SAT and the Ministry of Finance issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which took effect on January 1, 2008. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, which took effect on December 1, 2017 and was amended on June 15, 2018 (the “SAT Circular 37”). By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

Pursuant to the Arrangement between the mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority.

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or the Administrative Measures, which took effect in November 2015, requires that the non-resident taxpayer shall determine whether it may enjoy the treatments under relevant tax treaties and file the tax return or withholding declaration subject to further monitoring and oversight by the tax authorities. Accordingly, Chijet Motor Company, Inc. may be able to enjoy the 5% withholding tax rate for the dividends it receives from WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Certain Material U.S. Federal Income Tax Considerations

Subject to the limitations and qualifications set forth herein, the following is a summary of the material U.S. federal income tax consequences relating to the ownership and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares as “capital assets” (generally, property held for investment) under the Code. This summary is general in nature and does not constitute tax advice. This summary does not discuss all aspects of U.S. federal income taxation that might be relevant to a particular holder of our ordinary shares in light of such holder’s individual circumstances or status, nor does it address tax consequences applicable to holders of our ordinary shares subject to special rules, such as:

●	dealers in securities or foreign currency;

●	broker-dealers;

●	traders in securities that elect to use a mark-to-market method of accounting;

●	tax-exempt organizations;

●	financial institutions, banks or trusts;

●	mutual funds;

●	life insurance companies, real estate investment trusts and regulated investment companies;

●	holders that actually or constructively own 10% or more of our voting stock;

●	holders that hold Chijet Motor Ordinary Shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

●	holders that have a functional currency other than the U.S. dollar;

●	holders that received Chijet Motor Ordinary Shares through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation;

●	U.S. expatriates;

●	controlled foreign corporations;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to Chijet Motor Ordinary Shares being taken into account in an applicable financial statement;

●	passive foreign investment companies; or

●	pass-through entities or investors in pass-through entities.

This summary is based on the Code, applicable Treasury regulations thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date of this annual report, and all of which may change, possibly with retroactive effect. Any such change could impact the conclusions discussed below. This summary does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation. The discussion set forth below is addressed only to U.S. Holders of our ordinary shares.

Chijet Motor has not and does not intend to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the subjects addressed in this summary. There can be no assurance that the IRS will not take positions inconsistent with the consequences discussed below or that any such positions would not be sustained by a court.

If a partnership (or any entity or arrangement characterized as a partnership for U.S. federal income tax purposes) holds Chijet Motor Ordinary Shares, the tax treatment of such partnership and any person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold Chijet Motor Ordinary Shares and persons that are treated as partners of such partnerships should consult their own tax advisors as to the particular U.S. federal income tax consequences to them of the ownership and disposition of our ordinary shares.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES TO ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF THE OWNERHSWIP AND DISPOSITION OF ORDINARY SHARES.

For purposes of this summary, a U.S. Holder means a beneficial owner of Chijet Motor Ordinary Shares that is, for U.S. federal income tax purposes:

an individual who is a citizen or resident of the United States;

a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state therein or the District of Columbia;

an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

a trust (i) that is subject to the primary supervision of a court within the United States and all substantial decisions of which are controlled by one or more U.S. persons or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

U.S. Federal Income Tax Treatment of Chijet Motor

Tax Residence of Chijet Motor for U.S. Federal Income Tax Purposes

Although Chijet Motor is incorporated and tax resident in the Cayman Islands, the IRS may assert that it should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation if it is created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia. Because Chijet Motor is not so created or organized (but is instead incorporated only in the Cayman Islands), it would generally be classified as a foreign corporation (that is, a corporation other than a U.S. “domestic” corporation) under these rules. Section 7874 of the Code provides an exception under which a corporation created or organized only under foreign law may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. The Section 7874 rules are complex and require analysis of all relevant facts, and there is limited guidance and significant uncertainties as to their application.

Under Code Section 7874, a corporation created or organized outside the U.S. (i.e., a foreign corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes when (i) the foreign corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including the indirect acquisition of assets of the U.S. corporation by acquiring the outstanding shares of the U.S. corporation), (ii) the shareholders of the acquired U.S. corporation hold, by vote or value, at least 80% of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (the “Section 7874 Percentage”), and (iii) the foreign corporation’s “expanded affiliated group” does not have substantial business activities in the foreign corporation’s country of creation or organization relative to such expanded affiliated group’s worldwide activities (the “Substantial Business Activities Exception”). In order to satisfy the Substantial Business Activities Exception, at least 25% of the employees (by headcount and compensation), real and tangible assets, and gross income of the foreign acquiring corporation’s “expanded affiliated group” must be based, incurred, located, and derived, respectively, in the country in which the foreign acquiring corporation is created or organized. The Section 7874 Regulations further provide for a number of special rules that aggregate multiple acquisitions of U.S. corporations for purposes of Code Section 7874 that are made as part of a plan or made over a 36-month period, making it more likely that Code Section 7874 will apply to a foreign acquiring corporation.

Chijet Motor has indirectly acquired substantially all of the assets of JWAC through the Business Combination. As a result, Section 7874 of the Code may apply to cause Chijet Motor to be treated as a U.S. corporation for U.S. federal income tax purposes following the Business Combination depending on whether the Section 7874 Percentage equals or exceeds 80%, subject to the applicability of the Substantial Business Activities Exception.

Based upon the terms of the Business Combination, the rules for determining share ownership under Code Section 7874 and the Section 7874 Regulations, and certain factual assumptions, we currently expect that the Section 7874 Percentage of JWAC stockholders in Chijet Motor were less than 80% after the Business Combination. Accordingly, Chijet Motor is not expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. The calculation of the Section 7874 Percentage is complex, is subject to detailed regulations (the application of which is uncertain in various respects and could be impacted by changes in U.S. tax laws and regulations with possible retroactive effect), and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge the status of Chijet Motor as a foreign corporation under Code Section 7874 or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under Code Section 7874 Chijet Motor’s status as a foreign corporation for U.S. federal income tax purposes, Chijet Motor and certain Chijet Motor shareholders could be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on Chijet Motor and future withholding taxes on certain Chijet Motor shareholders. In particular, holders of Chijet Motor Ordinary Shares would be treated as holders of stock of a U.S. corporation.

However, even if the Section 7874 Percentage was such that Chijet Motor were still respected as a foreign corporation under Code Section 7874, Chijet Motor may be limited in using its equity to engage in future acquisitions of U.S. corporations over a 36-month period following the Business Combination. If Chijet Motor were to be treated as acquiring substantially all of the assets of a U.S. corporation within a 36-month period after the Business Combination, the Section 7874 Regulations would exclude certain shares of Chijet Motor attributable to the Business Combination for purposes of determining the Section 7874 Percentage of that subsequent acquisition, making it more likely that Code Section 7874 would apply to such subsequent acquisition.

The remainder of this discussion assumes that Chijet Motor will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Utilization of JWAC’s Tax Attributes and Certain Other Adverse Tax Consequences to Chijet Motor and Chijet Motor’s Shareholders

Following the acquisition of a U.S. corporation by a foreign corporation, Code Section 7874 can limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the acquiring foreign corporation is respected as a foreign corporation for purposes of Code Section 7874. Specifically, Code Section 7874 can apply in this manner if (i) the foreign corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation, (ii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) but less than 80% (by vote and value) of the shares of the foreign acquiring corporation by reason of holding shares in the acquired U.S. corporation, and (iii) the foreign corporation’s “expanded affiliated group” does not meet the Substantial Business Activities Exception.

Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 of the Code and the Section 7874 Regulations, and certain factual assumptions, we currently expect that the Section 7874 Percentage of JWAC stockholders in Chijet Motor were less than 60% after the Business Combination. Accordingly, the limitations and other rules described above do not apply to Chijet Motor or JWAC after the Business Combination.

If the Section 7874 Percentage applicable to the Business Combination is at least 60% but less than 80%, Chijet Motor and certain of Chijet Motor’s shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates, and the requirement that any U.S. corporation owned by Chijet Motor include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation at a rate of 20%.

The determination that the Section 7874 Percentage should be less than 60% after the Business Combination is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by future changes in tax laws and regulations, with possible retroactive effect) and is subject to certain factual uncertainties. There can be no assurance that the IRS will not challenge whether Chijet Motor is subject to the above rules or that such a challenge would not be sustained by a court. If the IRS successfully applied these rules to Chijet Motor, significant adverse tax consequences could result for Chijet Motor and for certain Chijet Motor shareholders, including a higher effective corporate tax rate on Chijet Motor U.S. Holders.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the discussion above under “— Utilization of JWAC’s Tax Attributes and Certain Other Adverse Tax Consequences to Chijet Motor and Chijet Motor’s Shareholders” and below under “— Passive Foreign Investment Company Rules,” a U.S. Holder generally will be required to include in gross income as dividends the amount of any distribution (except certain distributions of ordinary shares or rights to acquire ordinary shares) paid on the Chijet Motor Ordinary Shares. A distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of Chijet Motor’s current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). A portion of any such dividends paid to corporate U.S. Holders generally will qualify for the dividends received deduction if the requisite holding period is satisfied. Dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividend income” within the meaning of Section 1(h)(11) of the Code, and provided certain requirements are met, such dividend will be subject to tax at the maximum tax rate accorded to long-term capital gains.

Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation applicable to qualified dividend income. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

Distributions in excess of Chijet Motor’s current and accumulated earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its shares of Chijet Motor (but not below zero), and any excess will be treated as gain from the sale or exchange of such shares as described below under “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of our Ordinary Shares.”

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of our Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” upon a sale or other taxable disposition of Chijet Motor Ordinary Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period in the Chijet Motor Ordinary Shares exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses realized by a U.S. Holder on a sale or other taxable disposition of Chijet Motor Ordinary Shares is subject to certain limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder on a sale or other taxable disposition of the Chijet Motor Ordinary Shares is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such sale or disposition and (ii) the U.S. Holder’s adjusted tax basis in the applicable Chijet Motor Ordinary Shares so sold or disposed. A U.S. Holder’s adjusted tax basis in the Chijet Motor Ordinary Shares generally will equal the U.S. Holder’s acquisition cost of such shares.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of Chijet Motor Ordinary Shares could be materially different from that described above, if Chijet Motor is treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. An entity treated as a foreign corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

●	at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income); or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, Chijet Motor will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which Chijet Motor own, directly or indirectly, 25% or more (by value) of the stock.

Based on the current and anticipated composition of the income, assets and operations of Chijet Motor and its subsidiaries, Chijet Motor does not believe it will be treated as a PFIC for U.S. federal income tax purposes for its current taxable year, and does not expect to become one for U.S. federal income tax purposes in the near future,

Nevertheless, whether Chijet Motor is treated as a PFIC is determined on an annual basis. The determination of whether a non-U.S. corporation is a PFIC is a factual determination that depends on, among other things, the composition of Chijet Motor’s income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of its subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether Chijet Motor will be a PFIC in 2023 or for any future taxable year.

Under the PFIC rules, if Chijet Motor were considered a PFIC at any time that a U.S. Holder owns Chijet Motor Ordinary Shares, Chijet Motor would generally continue to be treated as a PFIC with respect to such holder in a particular year unless (i) Chijet Motor has ceased to be a PFIC and (ii) (a) the U.S. Holder has made a valid “QEF election” (as described below) for the first taxable year in which the holder owned such holder’s Chijet Motor Ordinary Shares in which Chijet Motor was a PFIC, (b) a valid mark-to-market election (as described below) is in effect for the particular year, or (c) the U.S. Holder has made a “deemed sale” election under the PFIC rules. If such a “deemed sale” election is made, a U.S. Holder will be deemed to have sold its Chijet Motor Ordinary Shares at their fair market value on the last day of the last taxable year in which Chijet Motor is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the “deemed sale” election, the Chijet Motor Ordinary Shares with respect to which the “deemed sale” election was made will not be treated as shares in a PFIC unless Chijet Motor subsequently becomes a PFIC.

For each taxable year that Chijet Motor is treated as a PFIC with respect to a U.S. Holder’s Chijet Motor Ordinary Shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge of Chijet Motor Ordinary Shares and under proposed regulations certain transfers of Chijet Motor Ordinary Shares that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) of its Chijet Motor Ordinary Shares (collectively the “excess distribution rules”), unless, with respect to the Chijet Motor Ordinary Shares, the U.S. Holder makes a valid QEF or mark-to-market election as discussed below. Generally, distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder during the shorter of the three preceding taxable years or the portion of such U.S. Holder’s holding period for the Chijet Motor Ordinary Shares that preceded the taxable year of the distribution will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Chijet Motor Ordinary Shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of Chijet Motor’s first taxable year in which Chijet Motor is a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other taxable year (or portions thereof) of the U.S. Holder and included in such holder’s holding period will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year without regard to the U.S. Holder’s other items of income and loss for such year; and

●	the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the resulting tax attributable to each such year.

Under the excess distribution rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Chijet Motor Ordinary Shares cannot be treated as capital gains, even though the U.S. Holder holds the Chijet Motor Ordinary Shares as capital assets.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which Chijet Motor may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that Chijet Motor does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of Chijet Motor’s subsidiaries.

If Chijet Motor is a PFIC, a U.S. Holder of shares in Chijet Motor may avoid taxation under the excess distribution rules described above in respect to the Chijet Motor Ordinary Shares by making a timely and valid “qualified electing fund” (“QEF”) election (if eligible to do so). However, a U.S. Holder may make a QEF election with respect to its Chijet Motor Ordinary Shares only if Chijet Motor provides U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations, including the information provided in a PFIC Annual Information Statement. There can be no assurance, however, that Chijet Motor will have timely knowledge of its status as a PFIC in the future or that Chijet Motor will timely provide such information for such years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election.

A U.S. Holder that makes a QEF election with respect to its Chijet Motor Ordinary Shares would generally be required to include in income for each year that Chijet Motor is treated as a PFIC the U.S. Holder’s pro rata share of Chijet Motor’s ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of the Chijet Motor Ordinary Shares. Any net deficits or net capital losses of Chijet Motor for a taxable year, however, would not be passed through and included on the tax return of the U.S. Holder. A U.S. Holder’s basis in the Chijet Motor Ordinary Shares would be increased by the amount of income inclusions under the QEF rules. Dividends actually paid on the Chijet Motor Ordinary Shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in the Chijet Motor Ordinary Shares by a corresponding amount. If Chijet Motor owns any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to Chijet Motor’s providing the relevant tax information for each Lower-Tier PFIC on an annual basis. There can be no assurance that Chijet Motor will have timely knowledge of the status of any such Lower-Tier PFIC. In addition, Chijet Motor may not hold a controlling interest in any such Lower-Tier PFIC and thus there can be no assurance Chijet Motor will be able to cause the Lower-Tier PFIC to provide such required information.

If a U.S. Holder does not make a QEF election effective from the first taxable year of a U.S. Holder’s holding period for the Chijet Motor Ordinary Shares in which Chijet Motor is a PFIC (or a mark-to-market election, as discussed below), then the U.S. Holder generally will remain subject to the excess distribution rules. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the excess distribution rules to its Chijet Motor Ordinary Shares by making a “deemed sale” election. In that case, the U.S. Holder will be deemed to have sold the Chijet Motor Ordinary Shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the excess distribution rules described above. As a result of the “deemed sale” election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the Chijet Motor Ordinary Shares.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder that is eligible to make a QEF election with respect to its Chijet Motor Ordinary Shares generally may do so by providing the appropriate information to the IRS in the U.S. Holder’s timely filed tax return for the year in which the election becomes effective. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

Alternatively, if Chijet Motor is a PFIC and Chijet Motor Ordinary Shares constitute “marketable stock” (as defined below), a U.S. Holder may make a mark-to-market election for such holder’s Chijet Motor Ordinary Shares with respect to such shares for the first taxable year in which it holds (or is deemed to hold) Chijet Motor Ordinary Shares and each subsequent taxable year to elect out of the excess distribution rules discussed above. If a U.S. Holder makes a mark-to-market election with respect to its Chijet Motor Ordinary Shares, such U.S. Holder generally will include in income for each year that Chijet Motor is treated as a PFIC with respect to such Chijet Motor Ordinary Shares an amount equal to the excess, if any, of the fair market value of the Chijet Motor Ordinary Shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the Chijet Motor Ordinary Shares as of the beginning of such taxable year. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Chijet Motor Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the Chijet Motor Ordinary Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Chijet Motor Ordinary Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Chijet Motor Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Chijet Motor Ordinary Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Chijet Motor Ordinary Shares previously included in income. A U.S. Holder’s basis in the Chijet Motor Ordinary Shares will be adjusted to reflect any mark-to-market gain or loss. If a U.S. Holder makes a mark-to-market election, any distributions Chijet Motor makes would generally be subject to the rules discussed above under “Taxation of Dividends and Other Distributions on our Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Chijet Motor Ordinary Shares, which are listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that Chijet Motor Ordinary Shares will be “regularly traded” for purposes of these rules. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless Chijet Motor Ordinary Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the excess distribution rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for Chijet Motor Ordinary Shares.

If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for the Chijet Motor Ordinary Shares in which Chijet Motor is a PFIC, then the U.S. Holder generally will remain subject to the excess distribution rules. A U.S. Holder that first makes a mark-to-market election with respect to the Chijet Motor Ordinary Shares in a later year will continue to be subject to the excess distribution rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the excess distribution rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to such holder’s Chijet Motor Ordinary Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective.

U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS. U.S. Holders should consult their tax advisors regarding any reporting requirements that may apply to them if Chijet Motor is a PFIC.

The rules dealing with PFICs and with the QEF, “deemed sale,” and mark-to-market elections are very complex and are affected by various factors in addition to those described above. U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Information Reporting Requirements and Backup Withholding

Information reporting requirements may apply to dividends received by U.S. Holders of ordinary shares, and the proceeds received on the disposition of ordinary shares effected within the U.S. (and, in certain cases, outside the U.S.), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any redemptions treated as dividend payments with respect to ordinary shares and proceeds from the sale, exchange, redemption or other disposition of ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be found on the SEC’s website at www.sec.gov. You may also visit us on website at http://chijetmotors.com/. However, information contained on our website does not constitute a part of this annual report.

10.I. Subsidiary Information

Not Applicable.

10.J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

The Company uses the U.S. dollar (US$) as its reporting currency. The functional currency for the Company and its subsidiaries registered in the United States and Hong Kong is the U.S. dollar, while our subsidiaries in China use the Renminbi (RMB) as their functional currency. We anticipate that a significant portion of our revenues and costs will be denominated in RMB in the foreseeable future. Additionally, the value of our common stock is subject to the impact of the exchange rate between the U.S. dollar and the RMB, as the value of our business is essentially denominated in RMB, while our common stock will be traded in U.S. dollars. Therefore, we are exposed to risks associated with fluctuations in the exchange rate between the RMB and the U.S. dollar, which can be significant and unpredictable at times. It is difficult for us to predict the impact that market forces, policies of the Chinese or U.S. government might have on the exchange rate between the RMB and the U.S. dollar in the future. If any currency in which our sales are realized, especially the RMB, depreciates against the U.S. dollar, our foreign currency revenue will decrease when converted to U.S. dollars for reporting purposes. Moreover, any depreciation of foreign currencies may lead to an increase in local prices, negatively affecting local business demand, and could have a significant adverse effect on our business operations, results, or financial condition. Conversely, if the currency used for our operating costs appreciates against the U.S. dollar, our operating costs, when converted to U.S. dollars for reporting purposes, will increase.

Interest Rate Risk

We are not significantly exposed to risks from changes in market interest rates and have not used any derivative financial instruments to manage our interest rate exposure. However, we cannot guarantee that we will not face significant risks due to future changes in market interest rates. Our exposure to interest rate risk mainly relates to floating interest rate non-bank short-term and long-term loans. We may incur additional loans or other financing instruments in the future. The goal of managing interest rate risk is to minimize the financial costs and uncertainties associated with interest rate fluctuations. We manage interest rate risk effectively by regularly monitoring and promptly addressing risk factors, improving the structure of short-term and long-term borrowings, and maintaining an appropriate balance between floating and fixed-rate loans.

Furthermore, as our non-bank short-term and long-term loans are calculated at fixed interest rates or are interest-free, they have not impacted our financial statements due to interest rate fluctuations.

Inflation Risk

According to data from the National Bureau of Statistics of China, the Consumer Price Index’s percentage change year over year for December in 2021, 2022, and 2023 was an increase of 1.5%, 1.8%, and a decrease of -0.3%, respectively. Since our establishment, inflation in China has not materially affected our operating results, but we may be impacted by higher inflation rates in China in the future. For example, certain operating costs and expenses, such as employee compensation and office operation expenses, may increase due to rising inflation. Additionally, since our assets include cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are unable to hedge against the risks brought by higher inflation in China.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

For more details of the disclosure below, see Note 17 and Note 22 of Notes to Consolidated Financial Statements, which are included in this annual report.

●	In May 2016, the Company obtained two non-interest-bearing loans from non-financial institutions dedicated to the development of the electric vehicle industry in Xiangyang, PRC. The loans contained certain financial performance covenants and became repayable in full when the Company failed to meet conditions due to the Covid-19 pandemic, missing the July 2022 repayment deadline for US$97,832 thousand (RMB694,598 thousand). As a result, the loans were reclassified as current liabilities from 2021 through 2023, with an additional penalty of US$737 thousand (RMB5,232 thousand) due. The lender gained rights to significant financial recourse, including property repurchase and recovery of unmet government subsidies. By December 2023, no subsidies had been received. The outstanding principal was reported as US$97,832 thousand and US$100,697 thousand for the years ended December 31, 2022, and 2023 respectively, adjusted for exchange rate fluctuations. In June 2023, the Company pledged assets totaling US$42,987 thousand (RMB204,200 thousand) to secure the loan obligations. The management is negotiating to extend the loan terms and plans to expand production to comply with the loan agreements.

●	In 2014, a subsidiary of the Company, Bijie Yabei New Energy Automobile Co., Ltd. (“Bijie Yabei”), became involved in a legal dispute with the Bijie Jinhaihu New District Management Committee (the “Plaintiff”) regarding a disagreement over a loan contract with the loan principal of RMB 10 million, along with interest. The original judgment by the court (Case No. (2018) Qian 0502 Min Chu 7520) ruled in favor of the Plaintiff. Bijie Yabei appealed the decision, requesting the revocation and retrial or amendment of the judgment. The court of second instance in 2019 upheld the original judgment, and Bijie Yabei is obligated to repay the loan principal and interest calculated at an annual rate of 6% from September 11, 2018, until the date of repayment. As of December 31, 2023, the outstanding principal was US$1,408 thousand (RMB10,000 thousand). As of April 30, 2024, the outstanding principal and interest were US$1,885 thousand (RMB13,383 thousand).

●	FAW Jilin, China FAW Corporation Limited (the minority shareholder of FAW Jilin) and its affiliate, FAW Finance Co., Ltd have entered into a series of working capital loan agreements in the amount of RMB700 million (approximately US$98,593 thousand) on January 29, 2019, in the amount of RMB350 million (approximately US$49,296 thousand) on May 20, 2019, in the amount of RMB150 million (approximately US$21,127 thousand) on August 29, 2019, in the amount of approximately RMB270 million (approximately US$38,029) on October 29, 2019, in the amount of approximately RMB188 million (approximately US$26,479 thousand) on November 27, 2019, in the amount of approximately RMB87.4 million (approximately US$12,310 thousand) on December 13, 2019, each of the loans bears an annual interest rate of 3.915% with a term of one year. On January 23, 2020, the loan in the amount of RMB 700 million was extended for 12 months. On May 20, 2020, the parties have entered into a supplement agreement to the loan agreements, pursuant to which, FAW Jilin agreed to make four installment payments of US$41,732,628 (RMB 287,867,500), each for the remaining principal balance and pledged certain land use rights, buildings, machinery and equipment, mold and tooling and other logistic equipment of FAW Jilin. FAW Jilin failed to make the payments on November 1, 2022 and November 1, 2023. As of April 30, 2024, the aggregate outstanding principals and interests under such loans were US$185,746 thousand (RMB1,318,779 thousand).

As of April 26, 2024, we were in default under principal and interests amount of outstanding indebtedness of approximately $196,965 thousand.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our shareholders.

14.E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

(b) Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, our management, with the participation of our chief executive officer and chief financial officer, concluded that our internal control over financial reporting was effective as of December 31, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Remediation of the Material Weakness in Internal Control over Financial Reporting we have taken measures to remedy the material weaknesses, including (i) hiring more qualified resources, including competent financial advisors and financial reporting managers, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up the financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) formalizing the procedures and monitoring programs regarding the financial reporting process and standardized financial closing and reporting procedures to allow early detection, prevention and resolution of potential misstatements, (iv) enhancing an internal audit function to ensure proper design and implementation of our accounting policies and financial reporting procedures and (v) enhancing the completeness and accuracy of the financial records, improving the financial systems and record keeping procedures of sales contracts and delivery note, and performing regular reviews to ensure controls regarding sales records are maintained appropriately and recorded in a timely manner.

Since we became a public company, we have become subject to the Sarbanes-Oxley Act of 2002. Once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. It is possible that, had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional internal control deficiencies may have been identified. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet reporting obligations, or prevent fraud. As a result, our security holders could lose confidence in our financial and other public reporting, which would harm our business and trading price of our securities.”

(c) Attestation Report of the Company’s Registered Public Accounting Firm

We did not include an attestation report of the Company’s registered public accounting firm in this annual report on Form 20-F due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

(d) Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our fiscal year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of John Chiang, Huimin Li and Ying Liu. Our board of directors has determined that Ms. Li possesses accounting or related financial management experience that qualifies her as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. Any amendment to or waivers of the code of ethics for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at https://chijetmotors.com/governance within four business days following the amendment or waiver. During fiscal year 2023, no amendments to or waivers from the code were made or given to any of our executive officers.

Our code of ethics is publicly available on our website at https://chijetmotors.com/governance.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Assentsure PAC, our independent registered public accounting firm and our principal auditors, and UHY, LLP an independent registered public accounting firm and our predecessor auditors, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	Fiscal Year Ended December 31, 2023		Fiscal Year Ended December 31, 2022
Audit fees(1)	$		$
UHY, LLP(2)		$230,000		$590,000
Assentsure PAC		$610,000	$
All other fees(3)		$75,000		$-

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	On December 29, 2023, our board approved the termination of UHY, LLP (“UHY”) and on January 28, 2024, we engaged Assentsure PAC (“Assentsure”) as our independent registered public accounting firm. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

(3)	“All other fees” means the aggregate fees billed for professional services rendered by our predecessor auditors other than the professional services reported under “audit fees”.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services. All services provided by the principal auditors for the year ended December 31, 2023 were approved by the audit committee pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 28, 2024, we engaged Assentsure as our independent registered public accounting firm, to replace UHY, LLP. The change of independent registered public accounting firm was approved by the audit committee of the board of directors and the board of directors of our company on December 29, 2023. Assentsure is engaged to audit and report on our consolidated financial statements as of and for the years ended December 31, 2023, 2022 and 2021.

UHY’s reports on the Company’s financial statements for the fiscal years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that UHY’s report for the fiscal years ended December 31, 2022 and 2021 included a paragraph indicating there was substantial doubt about the Company’s ability to continue as a going concern. Furthermore, during the Company’s two most recent fiscal years and in the subsequent interim period through December 29, 2023, there have been no disagreements with UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to UHY’s satisfaction, would have caused UHY to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

For the fiscal years ended December 31, 2022 and 2021 and in the subsequent interim period through December 29, 2023, except for the material weaknesses in internal control over financial reporting reported by management in Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company’s Form F-4/A filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 24, 2023, there were no other “reportable events” as that term is described in Item 16F (a)(1)(v) of Form 20-F.

We have provided UHY with a copy of the above disclosure and requested that UHY furnish us with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of UHY’s letter dated January 4, 2024 is attached as Exhibit 99.1.

During the fiscal years ended December 31, 2022 and 2023 and in the subsequent interim period prior to our engagement of Assentsure, neither we nor anyone on behalf of us has consulted with Assentsure regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Marcum Asia concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

Our ordinary shares are listed on the Nasdaq Global Market. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements.

Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently intend to follow some, but not all, of the corporate governance requirements of Nasdaq. With respect to the corporate governance requirements of Chijet that we do follow, we cannot give assurances that we will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available Nasdaq exemptions that would allow us to follow our home country practice. Unlike the requirements of Nasdaq, we are not required, under the corporate governance practice and requirements in the Cayman Islands, to:

●	obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements;
●	to have a formal written compensation committee charter specifying the Nasdaq required items, or that the compensation committee will review and reassess the adequacy of the written compensation committee charter on an annual basis;
●	nor are we required to have a compensation committee consisting of at least two independent directors, a nominating or a corporate governance committee consisting entirely of independent directors or a majority of the independent directors of the board, or to have regularly scheduled executive sessions with only independent directors each year. Such Cayman Islands home country practices may afford less protection to holders of our Ordinary Shares.

We also intend to rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings and with respect to Nasdaq shareholder approval rules. Whereas under the corporate governance rules of Nasdaq, a quorum requires the presence, in person or by proxy, of holders of at least 33 1/3% of the total issued and outstanding voting power of our shares at each general meeting, pursuant to our amended and restated memorandum and articles of association (the “Charter”), the quorum required for a general meeting will consist of holders of a majority of the Ordinary Shares being individuals present in person or by proxy, or if a corporation or other non-natural person by its duly authorized representative or proxy, except if (i) any such general meeting was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify as a “foreign private issuer,” then in such case, the requisite quorum will consist of holders of a majority of the Ordinary Shares being individuals present in person or by proxy, or if a corporation or other non-natural person by its duly authorized representative or proxy (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders).

Except for the foregoing, we endeavor to comply with the Nasdaq corporate governance practices and except for the foregoing, there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies. However, if we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Market corporate governance listing standards applicable to U.S. domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Board adopted the Insider Trading Policy on June 16, 2023, and a copy of the Insider Trading Policy is filed as an exhibit to this annual report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various methods, including technical safeguards, procedural requirements, an intensive monitoring program on our corporate network, continuous testing of our security posture internally and with outside vendors, a robust incident response program and regular cybersecurity awareness training for employees. Our cybersecurity-related departments regularly monitor the performance of our platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing risks related to cybersecurity. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our management on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our management.

At the management level, our CEO, CFO and the head of the departments in connection with cybersecurity-related matters are responsible for assessing, identifying and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our CEO and CFO report to our board of directors (i) timely updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, and (ii) in connection with disclosure concerning cybersecurity matters in our annual report on Form 20-F.

If a cybersecurity incident occurs, our cybersecurity-related departments will promptly organize personnel for internal assessment. If it is further determined that the incident could potentially be a material cybersecurity event, the cybersecurity-related departments will promptly report the incident and assessment results to our CEO and CFO, and, to the extent appropriate, seek advice from external experts and legal counsels. If it is determined that the incident could potentially be a material cybersecurity event, our CEO and CFO will decide on relevant response measures and management shall promptly prepare disclosure material on the cybersecurity incident for review and approval by our board of directors before it is disseminated to the public.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-61.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association(1)
2.1	Description of Securities*
4.1	Contingent Value Rights Agreement, dated June 1, 2023, by and between Pubco and American Stock Transfer & Trust Company, as rights agent(1)
4.2	I-Bankers Securities, Inc.’s Warrant, dated December 9, 2021(2)
4.3	Warrant agreement by and among Greentree and Shandong Baoya and dated February 15, 2022*
4.4	Warrant Assignment, Assumption, Exchange and Amendment, dated June 1, 2023, among the Company, Greentree Financial, and Baoya New Energy(1)
4.5	Warrant Assignment, Assumption, Exchange and Amendment, dated June 1, 2023, among the Company, JWAC, and I-Bankers Securities, Inc.(1)
4.6	Form of Non-Redemption Agreement dated May 1, 2023, among the Company, JWAC, Chijet Holdings Limited, and certain stockholders of JWAC therein*
10.1	English Translation of Loan Agreement between Yantai Guofeng Investment Holdings Groups Co., Ltd. and Shandong Baoya New Energy Vehicle Co., Ltd., dated December 10, 2019(3)
10.2	English Translation of Loan Agreements between FAW Finance Co. Ltd. and FAW Jilin Automobile Co., Ltd., dated January 29, 2019, May 20, 2019, August 29, 2019, October 29, 2019, November 27, 2019, December 13, 2019, respectively, Loan Extension Agreement, dated January 23, 2020 and the Supplementary Agreement to the Loan Agreements dated on May 20, 2020.(3)
10.2.1^	English Translation of Principal Creditor’s Rights and Maximum Mortgage Contract between FAW Finance Co. Ltd. and FAW Jilin Automobile Co., Ltd., dated May 20, 2019*
10.2.2^	English Translation of Maximum Mortgage Contract between FAW Finance Co. Ltd. and FAW Jilin Automobile Co., Ltd., dated November 21, 2019*
10.3^	English Translation of Business Contract of EP Car Body-in-White Trial Production between Rizhengsheng Auto Technology (Changzhou) Co. Ltd. and Shandong Baoya New Energy Vehicle Co., Ltd. dated April 18, 2022. (3)
10.4^	English Translation of Development Agreement between Jiangxi Dekai Carlight Co. Ltd. and Shandong Baoya New Energy Vehicle Co., Ltd. dated May 8, 2021(3)
10.5	English Translation of Construction Agreement between Shandong Sanjian Construction Engineering Management Co. Ltd. and Shandong Baoya New Energy Vehicle Co., Ltd. dated February 26, 2021(3)
10.6^	English Translation of Mortgage Guarantee Contract of Building and Land among Lender A, Lender B and Xiangyang Yazhi New Energy Automobile Co., Ltd. dated June 20, 2023*
10.7^	English Translation of Mortgage Guarantee Contract of Equipment among Lender A, Lender B and Xiangyang Yazhi New Energy Automobile Co., Ltd. dated June 20, 2023*
11.1	Code of Business Conduct and Ethics*
12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*
12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
19.1	Insider Trading Policy*
21.1	List of Subsidiaries*
97.1	Compensation Recovery Policy*
99.1	Letter of UHY LLP to the U.S. Securities and Exchange Commission dated January 4, 2024(4)
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*	Filed herewith.
**	Furnished herewith.

^ Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

(1)	Filed as an exhibit to the Report on Form 6-K, filed by the Company with the SEC on June 7, 2023, and incorporated herein by reference.
(2)	Filed as an exhibit to the Current Report on Form 8-K, filed by Jupiter Wellness Acquisition Corp. with the SEC on December 9, 2021, and incorporated herein by reference.
(3)	Filed as an exhibit to the Company’s registration statement on Form F-4/A, File No. 333-270390 and incorporated herein by reference.
(4)	Filed as an exhibit to the Report on Form 6-K, filed by the Company with the SEC on January 4, 2024, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Chijet Motor Company, Inc.

/s/ Mu Hongwei
	Name:	Mu Hongwei
	Title:	Chief Executive Officer

Date: April 30, 2024

CHIJET MOTOR COMPANY, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Stockholders of

Chijet Motor Company, Inc and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Chijet Motor Company, Inc. and subsidiaries (collectively the “Company”) as of December 31, 2023, 2022, and 2021, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years in the three-period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

As discussed in Note 1(d) to the financial statements the accompanying consolidated financial statements and notes have been prepared assuming that the Company will continue as a going concern. The Company had net losses of US$98,501 thousand, US$111,518 thousand, and US$62,552 thousand for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, the Company has a working capital deficit of approximate US$434,226 thousand and a cash outflow from operating activities of approximate US$40,017 thousand. The Company has accumulated loss since inception which raise doubt about its ability to continue as a going concern. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(d). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assentsure PAC

We have served as the Company’s auditor since 2024.

Singapore

April 30, 2024

PCAOB ID Number 6783

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US$, except for number of shares and per share data)

	Note	December 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	2(f)	$10,731	$37,918
Restricted cash	2(g)	1,378	12,105
Accounts and notes receivable, net	2(h), 5	2,241	233
Accounts and notes receivable from related parties, net	2(h), 22 (b)(i)	208	870
Inventory, net	2(i), 6	14,785	23,918
Amounts due from related parties	2(h), 22 (b)(i)	48,748	60,019
Other current assets	2(h), 7	9,951	22,905
Other current assets from related parties	22 (b)(i)	2,786	2,659
Total current assets		90,828	160,627

Property, plant and equipment, net	2(j), 8	181,377	217,902
Intangible assets, net	2(k), 9	127,411	131,206
Land use rights, net	2(l), 10	126,149	134,341
Long-term investments	2(m)	3,699	4,370
Goodwill	2(n), 12	2,695	2,774
Other assets	13	4,292	2,392

Total assets		$536,451	$653,612

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY

Current liabilities
Accounts and notes payable	14	$14,824	$28,784
Accounts and notes payable to related parties	22 (b)(i)	47,192	52,889
Loans attributable to related parties	22 (b)(i), 22(c)	232,867	193,189
Contract liabilities	2(q), 15	2,525	2,742
Contract liabilities to related parties	22 (b)(i)	2,483	912
Long-term payables, current	17	97,832	100,697
Promissory note payable	18	1,408	2,830
Accruals and other current liabilities	16	47,428	45,574
Accruals and other current liabilities, related parties	22 (b)(i)	78,495	65,523
Total current liabilities		525,054	493,140

Accrued post-employment and termination benefits	19	43,541	51,575
Loans attributable to related parties, non-current	22(b)(i), 22(c)	40,545	85,910
Other liabilities		6,185	6,859

Total liabilities		615,325	637,484
Commitments and contingencies	23

Shareholders’ (Deficit) Equity
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 160,707,171 and 152,130,300 shares issued, 160,659,630 and 152,130,300 shares outstanding as of December 31, 2023 and December 31, 2022, respectively) (i)	20	16	15
Treasury Stock (47,541 and nil ordinary shares as of December 31, 2023 and December 31, 2022, respectively)	20(b)	(500)	-
Additional paid-in capital		169,129	163,738
Statutory reserve	20(c)	6,656	6,656
Accumulated deficit		(314,235)	(246,051)
Accumulated other comprehensive loss		6,100	7,063
Chijet Motor Company, Inc. shareholders’ (deficit) equity		(132,834)	(68,579)
Non-controlling interest		53,960	84,707

Total shareholders’ (deficit) equity		(78,874)	16,128

Total liabilities and shareholders’ (deficit) equity		$536,451	$653,612

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retrospectively restated to give effect to the reverse recapitalization that is discussed in Note 1(b).

The accompanying notes are an integral part of these consolidated financial statements.

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of US$, except for number of shares and per share data)

		For the year ended	For the year ended	For the year ended
	Note	December 31, 2023	December 31, 2022	December 31, 2021

Revenues	2(q)	$7,080	$8,053	$7,020
Revenues from related parties	2(q), 22(b)(ii)	2,403	6,908	15,283
Total revenues		9,483	14,961	22,303
Cost of revenues	2(r)	(15,295)	(19,285)	(56,210)
Cost of revenues - idle capacity	2(s)	(26,951)	(34,001)	(23,342)
Gross loss		(32,763)	(38,325)	(57,249)

Operating expenses:

Research and development	2(t)	8,398	13,772	15,420
Selling, general and administrative	2(u)	47,281	65,324	50,441
Impairment charge		283	842	6,054
Total operating expenses		55,962	79,938	71,915

Loss from operations		(88,725)	(118,263)	(129,164)

Other (expenses) income:
Other income		1,360	1,243	1,540
Interest income		681	840	1,884
Interest expense		(14,819)	(14,724)	(16,096)
Government grant	2(w)	3,748	19,467	80,995
(Loss) gain on equity investment		(519)	6	131
Other expenses		(227)	(87)	(1,842)
Total other (expenses) income, net		(9,776)	6,745	66,612

Loss before income taxes		(98,501)	(111,518)	(62,552)

Provision for income tax	21	-	-	-

Net loss		(98,501)	(111,518)	(62,552)

Net loss attributed to non-controlling interest		(30,390)	(34,262)	(32,642)

Net loss attributed to ordinary shareholders of Chijet Motor Company, Inc.		$(68,111)	$(77,256)	$(29,910)

Basic and diluted net loss per share attributable to ordinary shareholders (i)(ii)		(0.43)	(0.51)	(0.20)

Basic and diluted weighted average ordinary shares (i)(ii)		158,436,534	152,130,300	152,130,300

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retrospectively restated to give effect to the reverse recapitalization that is discussed in Note 1(b).

(ii)	Shares issuable upon exercising of warrants were excluded in calculating diluted loss per share.

The accompanying notes are an integral part of these consolidated financial statements.

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of US$, except for number of shares and per share data)

		For the year ended	For the year ended	For the year ended
	Note	December 31, 2023	December 31, 2022	December 31, 2021

Net loss		$(98,501)	$(111,518)	$(62,552)

Other comprehensive income, net of tax
Changes in post-employment and termination benefits	19	(1,216)	(567)	(888)
Foreign currency adjustments	2(d)	(104)	(6,722)	3,811

Comprehensive loss		(99,821)	(118,807)	(59,629)
Comprehensive loss attributed to non-controlling interest		(30,747)	(35,601)	(32,017)

Comprehensive loss attributable to ordinary shareholders of Chijet Motor Company, Inc.		$(69,074)	$(83,206)	$(27,612)

The accompanying notes are an integral part of these consolidated financial statements.

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of US$, except for number of shares and per share data)

		Ordinary Share (i)		Common Stock in Treasury		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Non- Controlling	Total Shareholders’
	Note	Shares	Amount	Shares	Amount	Capital (i)	Reserve	Deficit	Income(Loss)	Interest	Equity(Deficit)

Balance, January 1, 2021		152,130,300	$15	-	$-	$140,838	$1,688	$(133,917)	$10,715	$152,325	$171,664

Foreign currency translation adjustment	2(d)	-	-	-	-	-	-	-	2,831	980	3,811

Changes in post-employment and termination benefits	19	-	-	-	-	-	-	-	(533)	(355)	(888)

Appropriations to statutory reserve	20(c)	-	-	-	-	-	4,968	(4,968)	-	-	-

Net loss		-	-	-	-	-	-	(29,910)	-	(32,642)	(62,552)

Balance, December 31, 2021		152,130,300	$15	-	$-	$140,838	$6,656	$(168,795)	$13,013	$120,308	$112,035

		Ordinary Share (i)		Common Stock in Treasury		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Non- Controlling	Total Shareholders’
	Note	Shares	Amount	Shares	Amount	Capital (i)	Reserve	Deficit	Income(Loss)	Interest	Equity(Deficit)

Balance, January 1, 2022		152,130,300	$15	-	$-	$140,838	$6,656	$(168,795)	$13,013	$120,308	$112,035

Foreign currency translation adjustment	2(d)	-	-	-	-	-	-	-	(5,610)	(1,112)	(6,722)

Changes in post-employment and termination benefits	19	-	-	-	-	-	-	-	(340)	(227)	(567)

Issuance of warrants	20(a)	-	-	-	-	22,900	-	-	-	-	22,900

Net loss		-	-	-	-	-	-	(77,256)	-	(34,262)	(111,518)

Balance, December 31, 2022		152,130,300	$15	-	$-	$163,738	$6,656	$(246,051)	$7,063	$84,707	$16,128

		Ordinary Share (i)		Common Stock in Treasury		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Non- Controlling	Total Shareholders’
	Note	Shares	Amount	Shares	Amount	Capital (i)	Reserve	Deficit	Income(Loss)	Interest	Equity(Deficit)

Balance, January 1, 2023		152,130,300	$15	-	$-	$163,738	$6,656	$(246,051)	$7,063	$84,707	$16,128

Impact from adoption of ASU 2016-13	2(h)	-	-	-	-	-	-	(73)	-	-	(73)

Effect of reverse recapitalization, net of costs		5,703,246	1	-	-	70	-	-	-	-	71

Conversion of rights to ordinary shares upon the reverse recapitalization		1,803,625	*	-	-	-	-	-	-	-	-

Treasury Stock purchase	20(b)	-	-	(47,541)	(500)	-	-	-	-	-	(500)

Shares issued to JWAC officers and directors (ii)		300,000	*	-	-	3,021	-	-	-	-	3,021

Shares issued to Greentree (iii)		200,000	*	-	-	1,000	-	-	-	-	1,000

Shares issued to Chijet Motor directors (iv)		20,000	*	-	-	200	-	-	-	-	200

Exercise of warrants	20(a)	550,000	*	-	-	1,100	-	-	-	-	1,100

Foreign currency translation adjustment	2(d)	-	-	-	-	-	-	-	(233)	129	(104)

Changes in post-employment and termination benefits	19	-	-	-	-	-	-	-	(730)	(486)	(1,216)

Net loss		-	-	-	-	-	-	(68,111)	-	(30,390)	(98,501)

Balance, December 31, 2023		160,707,171	$16	(47,541)	$(500)	$169,129	$6,656	$(314,235)	$6,100	$53,960	$(78,874)

*	Less than $1000.

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retrospectively restated to give effect to the reverse recapitalization that is discussed in Note 1(b).

(ii)	Issuance of 300,000 shares of JWAC Common Stock to JWAC’s officers and directors and exchanged for the equivalent number of Chijet Motor Ordinary Shares following the closing of the business combination with JWAC as discussed in Note 1(b).

(iii)	Issuance of 200,000 shares of Chijet Motor Ordinary Shares to Greentree due to the conversion of Shandong Baoya’s accrued expenses of $1,000,000 pursuant to the financial consulting agreements with Greentree as discussed in Note 1(b).

(iv)	Issuance of Chijet Motor Ordinary Shares to independent directors pursuant to the board of directors’ compensation program adopted by the Company upon consummation of the business combination with JWAC as discussed in Note1(b), 22(d).

The accompanying notes are an integral parts of these consolidated financial statements.

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of US$, except for number of shares and per share data)

		For the year ended	For the year ended	For the year ended
	Note	December 31, 2023	December 31, 2022	December 31, 2021

Cash flows from operating activities
Net loss		$(98,501)	$(111,518)	$(62,552)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization expense	8,9,10	34,620	44,653	54,313
Share-based compensation expenses		3,171	-	-
Impairment of property, plant and equipment	2(o), 8	283	842	6,054
Impairment of inventory	2(i), 6	4,510	4,450	20,328
Bad debt expense		259	235	94
Warrant expense	2(y), 20(a)	-	22,900	-
Government grant	2(w)	(3,748)	(19,467)	(80,995)
Gain on disposal of property, plant and equipment	2(j)	(287)	(13)	(11)
Loss (gain) on equity investment		519	(6)	(131)
Changes in operating assets and liabilities:
Accounts and notes receivable		(2,008)	(228)	528
Accounts and notes receivable from related parties		662	(506)	3,689
Inventory		3,973	490	(25,080)
Amounts due from related party		11,271	10,594	66,867
Other current assets		8,927	6,927	(10,390)
Other current assets from related parties		(127)	(1,180)	(1,616)
Other assets		(1,900)	52,007	(7,010)
Accounts and notes payable		(7,440)	(7,720)	(23,168)
Accounts and notes payable to related party		(5,697)	(4,014)	(16,744)
Accrual and other current liabilities		1,427	472	(17,836)
Accruals and other current liabilities to related parties		12,972	13,622	55,010
Contract liabilities		170	(2,159)	497
Contract liabilities to related parties		1,571	(884)	-
Accrued post-employment and termination benefits		(9,249)	(8,106)	(7,843)
Other liabilities		4,605	20,992	23,622

Net cash (used in) provided by operating activities		(40,017)	22,383	(22,374)

Cash flows from investing activities:
Purchase of fixed assets		(5,340)	(11,838)	(951)
Proceed from disposition of fixed assets		1,514	74	-
Proceeds from disposal of land use rights		1,184	-	-
Issuance of Promissory Notes receivable		(1,180)	(1,380)	-
Purchase of intangible assets		-	(101)	(120)
Proceeds from Promissory Notes receivable		2,060	-	-

Net cash used in investing activities		(1,762)	(13,245)	(1,071)

Cash flows from financing activities:
Proceeds from short-term borrowings		920	-	1,258
Proceeds from short-term borrowings-related parties		4,840	-	-
Proceeds from exercise of warrants		1,100	-	-
Repayments of short-term borrowings		(2,329)	-	(1,258)
Repayments of short-term borrowings-related parties		(2,604)	-	-
Cash acquired in the reverse recapitalization		4,490	-	-
Payments for reverse recapitalization and ordinary shares issuance costs		(1,192)	-	-
Proceeds from Promissory Notes Payable		-	1,380	-
Repayments of long-term payable		-	-	(44,611)

Net cash provided (used in) by financing activities		5,225	1,380	(44,611)

Net change in cash, cash equivalents, and restricted cash		(36,554)	10,518	(68,056)

Effects of currency translation on cash, cash equivalents, and restricted cash		(1,360)	(3,635)	2,003

Cash, cash equivalents, and restricted cash, beginning of period		50,023	43,140	109,193

Cash, cash equivalents, and restricted cash, end of period		$12,109	$50,023	$43,140

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest		$236	$-	$258

Non-cash investing and financing activities:
Warrant issued for services	2(y), 20(a)	$-	$22,900	$-
Initial measurement of right-of-use asset		$-	$354	$-
Initial measurement of right-of-use liabilities		$-	$1,829	$-
Unpaid deferred offering cost related with reverse recapitalization		$379	$-	$-
Deferred offering cost settled with ordinary shares	1(b)	1,000	-	-
Deferred offering costs reclassified to additional paid-in capital	1(b)	$4,500	$-	$-
Repurchase of treasury stock	20(b)	$500	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

CHIJET MORTOR COMPANY, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

(a) Principal activities

Chijet Motor Company, Inc. (“Chijet Motor”) was incorporated on June 22, 2022 as a Cayman Islands exempted company. Chijet Motor, collectively with its subsidiaries (“the Company”, “Chijet”, “we”, “us” or “our”) a high-tech enterprise, engaged in the development, manufacture, sales, and service of new energy vehicles (“NEV”) and traditional fuel vehicles in China. The main operating entities of the Company include Shandong Baoya New Energy Vehicle Co., Ltd. (“Shandong Baoya”) and its majority-owned holding subsidiary, FAW Jilin Automobile Co., Ltd. (“FAW Jilin”). The Company combines the innovative vitality of new car-making design and engineering forces with mature scale vehicle production capacity, and is committed to building Chijet into a scenario-driven, technology-led and, experience-based, new energy vehicle enterprise with global market operation capability.

(b) Reverse Recapitalization

On June 1, 2023 (the “Closing Date”), the Company consummated the business combination described further below. A Business Combination Agreement (“BCA”) dated as of October 25, 2022, was entered into by and among Jupiter Wellness Acquisition Corp. (“JWAC”), a special purpose acquisition company, Chijet Inc., incorporated under the Combination laws of the Cayman Islands on July 2, 2021, Chijet Motor, a wholly-owned subsidiary of Chijet Inc., and Chijet Motor (USA) Company, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Chijet Motor, and each of the holders of Chijet Inc.’s outstanding ordinary shares (collectively, the “Sellers”).

Pursuant to the BCA, the business combination was affected through the merger of the Merger Sub with and into JWAC, with JWAC as the surviving entity and wholly-owned subsidiary of Chijet Motor. On the Closing Date, Chijet Motor acquired all of the issued and outstanding capital shares of Chijet Inc. held by the Sellers in exchange for ordinary shares of Chijet Motor, and any shares Chijet Inc. held in Chijet Motor were surrendered for no consideration, such that Chijet Inc. becomes a wholly-owned subsidiary of Chijet Motor and the Sellers became shareholders of Chijet Motor and its subsidiaries (“Share Exchange”).

On the Closing Date, the Sellers holding 266,102,827 ordinary shares of Chijet Inc. received 152,130,300 of ordinary shares after giving effect to the exchange ratio of 0.5717 (the “Exchange Ratio”) in the Share Exchange that had an aggregate value equal to US$1.6 billion, each valued at the Redemption Price at Closing of approximately US$10.517, subject to certain Sellers having an earnout (the “Earnout”) which would adjust downwards the consideration to applicable Sellers by up to Six Hundred Seventy Four Million Dollars (US$674 million) in the aggregate based on certain post-Closing financial performance and stock price metrics of the Company (Note 2 (dd)).

Following completion of the transactions contemplated by the BCA, there were an aggregate of 160,359,630 ordinary shares issued and outstanding which include those shares issued to the Sellers, 1,300,705 shares issued to JWAC’s public shareholders with one contingent value right (a “CVR”) of the Company for each share outstanding, 3,450,000 shares issued to JWAC’s Class B Common Stock holders, 1,725,000 shares issued to holders with JWAC’s right to receive (1/8) of ordinary shares, 1,503,625 shares issued to (i) privately placed JWAC Common Stock holders of 493,000 shares, (ii) holders with JWAC’s privately placed right to receive (1/8) of ordinary shares, equivalent of 61,625 shares, (iii) I-banker privately placed 136,000 shares, (iv) I-banker with privately place right to receive (1/8) of ordinary shares, equivalent of 17,000 shares, (v) I-banker representative shares of 276,000, (vi) JWAC officers and directors of 300,000 shares, (vii) Chijet independent directors compensation of 20,000 shares, (viii) Greentree Financial Group Inc. (“Greentree”) of 200,000 shares due to the conversion of Shandong Baoya’s accrued expenses of $1,000,000 pursuant to the financial consulting agreements with Greentree, and 250,000 shares issued for exercise of Greentree’s warrants.

After giving the aforementioned effect, the number of ordinary shares issued and outstanding immediately following the consummation of the Business Combination was as follows:

Shares

Legacy Chijet Shares	152,130,300
JWAC’s public shares, net of redemption	1,300,705
JWAC public shares converted from (1/8) JWAC rights at closing	1,725,000
JWAC sponsor shares	3,450,000
Shares issued to private placed shareholders and rights, and share-based compensation	1,503,625
Exercise of Greentree warrants	250,000
Total shares of ordinary shares outstanding immediately after the Business Combination	160,359,630

The Business Combination was accounted for as a “reverse recapitalization” in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Under this method of accounting, although JWAC is the public entity as the legal acquirer, it was treated as the “accounting acquiree”. And Chijet Motor as the legal acquiree, was treated as the acquirer for financial reporting purposes. This determination was primarily based on the following factors: (i) Chijet Motor’s shareholders have a majority of the voting power of the Company after the consummation of the Business Combination; (ii) Chijet Motor and its subsidiaries represent the ongoing operations and a majority of the governing body of the Company, and (iii) Chijet Motor’s senior management is comprised of the senior management of the Company. Accordingly, for accounting purposes, the business combination was treated as the equivalent of Chijet Motor issuing stock for the net assets of JWAC, accompanied by a recapitalization. The net assets of JWAC were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination were those of Chijet Motor and its subsidiaries. Accordingly, the consolidated assets, liabilities and results of operations prior to the reverse recapitalization were those of Chijet Motor and its subsidiaries, and JWAC’s assets, liabilities and results of operations were consolidated with the Company beginning on June 1, 2023. Share data have been retroactively restated by the Exchange Ratio to give effect to the reverse recapitalization.

Upon the consummation of the reverse recapitalization, the assets and liabilities of JWAC were recognized at fair value. The fair value of cash and short-term liabilities acquired approximates their historical costs attributable to their short maturity. After the redemption of common stocks of JWAC before the closing of the business combination, the net assets acquired by the Company were in the amount of US$4,490 thousand which were recorded as an increase in additional paid-in capital. Assets and liabilities of JWAC upon the consummation of the reverse recapitalization were as follows:

June 1, 2023
US$’000

Cash	$13,680
Including repayment of extension note to Chijet Inc.	(2,060)
Accrued expenses	(7,129)
Bank charges	(1)
Net assets acquired by Chijet Motor as of June 1, 2023	$4,490

During the year ended December 31, 2023, the Company incurred approximately US$1.5 million of transaction costs for legal, accounting and consulting services directly associated with the reverse recapitalization. In accordance with SEC reporting guidance with regards to an operating company’s reverse acquisition with a non-operating company having some cash, transaction costs incurred for the reverse acquisition, such as legal fees, investment banking fees and the like, may be charged directly to equity to the extent of the cash received, while all costs in excess of cash received should be charged to expense. Accordingly, the Company charged transaction costs of approximately US$1.5 million in 2023 and deferred cost US$3.0 million from previous years to additional paid in capital in the consolidated financial statements.

(c) History of the Company and Reorganization

Prior to the incorporation of the Company and starting in April 2009, the business was carried out under Shandong Baoya and its subsidiaries. Shandong Baoya and its subsidiaries were controlled by a group of shareholders, individual and institutional, with voting agreements to vote consensually concerning operation and development matters.

Prior to the business combination, Chijet Inc. completed a reorganization (the “Reorganization”) by June 2022, which involved the following steps:

●	On July 6, 2021, Chijet Inc. was established under the laws of the Cayman Islands.

●	On July 12, 2021, Baoya Technology Holdings Limited was incorporated in British Virgin Islands (“BVI”) as a wholly owned subsidiary of Chijet Inc.

●	On July 28, 2021, Baoyaev Group Limited was incorporated in Hong Kong as a wholly owned subsidiary of Baoya Technology Holdings Limited.

●	On October 21, 2021, Baoya New Energy (Shandong) Co., Ltd. (“WFOE”) was established in the People’s Republic of China (“PRC”) as a wholly owned subsidiary of Baoyaev Group Limited.

By June 3, 2022, Chijet Inc. gradually acquired 85.172% stake in Shandong Baoya through its wholly-owned subsidiary WFOE via the following transactions: (1) WFOE acquired 17.245% stake in Shandong Baoya from two shareholders through 53,879,310 ordinary shares issued by Chijet Inc.; and (2) WFOE acquired 67.927% stake in Shandong Baoya from seven shareholders, individual and institutional, for total consideration of Renminbi (“RMB”) 7. Upon those transactions, all seven shareholders entered into a voting agreement to vote consensually concerning operation and development matters of the Chijet Inc. and its subsidiaries. Given no change in control, the transaction is accounted for as business combination under common control.

As of December 31, 2023, subsidiaries of Chijet Motor include the following:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
Subsidiaries
Baoya New Energy (Shandong) Co., Ltd	October 21, 2021	The PRC	100.00%	Investment holding
Baoya New Energy Automobile Sale (Yantai) Co., Ltd.	November 29, 2019	The PRC	93.92%	New energy vehicle sales
Baoya New Energy Automobile R&D (Xiangyang) Co., Ltd.	May 25, 2022	The PRC	85.17%	Research and development of new energy vehicles
Baoya New Energy Automobile R&D Institution (Yantai) Co., Ltd.	November 29, 2019	The PRC	85.17%	Research and development of new energy vehicles
Baoya Technology Holdings Limited	July 12, 2021	BVI	100.00%	Investment holding
Baoyaev Group Limited	July 28, 2021	Hong Kong	100.00%	Investment holding
Bijie Yabei New Energy Automobile Co., Ltd.	May 22, 2014	The PRC	85.17%	New energy vehicle manufacturing
Chijet, Inc.	July 6, 2021	Cayman Islands	100.00%	Investment holding
Dezhou Yarui New Energy Automobile Co., Ltd.	February 1, 2016	The PRC	65.23%	R&D and manufacturing of new energy vehicles
Dezhou Yitu New Energy Automobile Co., Ltd.	April 23, 2011	The PRC	86.43%	R&D and manufacturing of special electric vehicles
Faw Jilin Automobile Co., Ltd.	June 20, 1984	The PRC	60.05%	Commercial vehicles, passenger vehicles manufacturing
Faw Jilin Automobile Sale Co., Ltd.	June 23, 2021	The PRC	60.05%	Vehicle sales
Jupiter Wellness Acquisition Corp.	September 14, 2021	Delaware, US	100.00%	Investment holding
Jixiang Automobile Service (Yantai) Co., Ltd.	April 10, 2020	The PRC	85.17%	Sales and leasing of new energy vehicles
Shandong Baoya New Energy Vehicle Co., Ltd	April 14, 2009	The PRC	85.17%	New energy vehicle production and manufacturing
Xiangyang Yazhi New Energy Automobile Co., Ltd.	May 16, 2016	The PRC	85.17%	R&D and manufacturing of small new energy vehicles
Xiangyang Yazhi New Energy Automobile Sale Co., Ltd.	July 22, 2016	The PRC	85.17%	Sales of small new energy vehicles

(d) Liquidity and going concern

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred net losses of US$98,501 thousand, US$111,518 thousand and US$62,552 thousand for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, the Company has a working capital deficit of approximate US$434,226 thousand and a cash outflow from operating activities of approximate US$40,017 thousand. Absent any other action, the Company will require additional liquidity to continue its operations over the next 12 months.

The Company is evaluating strategies to continue as a going concern including a) developing and continuously promoting a systematic financing plan including third-party financing and capital issuance, and existing loans restructuring to meet the Company’s future liquidity needs; b) increasing market acceptance of the Company’s products to boost its sales volume to achieve economies of scale applying more effective marketing strategies including developing overseas markets, and cost control measures, in order to better manage operating cash flow position. However, given the uncertainty of global economies and financing markets, the Company may be unable to access further equity or debt financing when needed. As such, there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP to reflect the financial position and results of operations of the Company.

Significant accounting policies followed by the Company in the preparation of its accompanying consolidated financial statements are summarized below.

Emerging Growth Company Status

The Company is an “emerging growth company”, as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

(b) Principles of consolidation

The accompanying consolidated financial statements include the financial statements of Chijet Motor and its subsidiaries. A subsidiary is an entity in which Chijet Motor, directly or indirectly, controls more than one half of the voting power (a) to appoint or remove the majority of the members of the board of directors (the “Board”), (b) to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All inter-company transactions and balances between Chijet Motor and its subsidiaries have been eliminated in consolidation.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s consolidated financial statements primarily include, but are not limited to, the fair value of the net assets of acquired subsidiaries, the determination of performance obligations, the determination of warranty cost, lower of cost and net realizable value of inventory, assessment for impairment of long-lived assets and intangible assets, recoverability of receivables as well as valuation of deferred tax assets, and other contingencies.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d) Functional currency and foreign currency translation

The Company’s reporting currency is the United States dollars (“US$”). The functional currency of the Company and its subsidiaries which is incorporated in places other than Chinese Mainland is United States dollars. The functional currencies of the other subsidiaries are their respective local currencies (“RMB”). The determination of the respective functional currency is based on the criteria set out by Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

Transactions denominated in foreign currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive loss.

The financial statements of Chijet’s entities of which the functional currency is not US$ are translated from their respective functional currency into US$. Assets and liabilities denominated in foreign currencies are translated into US$ at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into US$ at the appropriate historical rates. Income and expense items are translated into US$ using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income or loss in the consolidated statements of comprehensive loss, and the accumulated currency translation adjustments are presented as a component of accumulated other comprehensive income or loss in the consolidated statements of changes in shareholders’ equity (deficit).

(e) Fair value of financial instruments

Fair value is the price we would receive to sell an asset or pay to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Company considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

The Company applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level I — Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level II — Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level II valuation techniques.

Level III — Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, restricted cash, accounts and notes receivable, amounts due from related parties, accounts and notes payable, loans attributable to related parties, promissory note payable, accruals and other current liabilities, long-term payables. As of December 31, 2023 and 2022, the carrying values of these financial instruments approximated to their respective fair values.

(f) Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and demand deposits which are highly liquid. The Company considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

(g) Restricted cash

Restricted cash represents (a) the cash frozen relating to the court order; (b) the deposits held in designated bank accounts for security of the repayment of the notes payable. The restricted cash attributable to the court order primarily resulted from the legal proceeding related to the contract dispute. As of December 31, 2023 and 2022, the restricted cash amounted to approximate US$1,378 thousand and US$12,105 thousand, respectively.

The restricted cash is presented separately on the consolidated balance sheets as follows:

	December 31, 2023	December 31, 2022
	US$’000	US$’000

Frozen amount	1,378	1,463
Security amount	-	10,642
Total restricted cash	1,378	12,105

(h) Current expected credit losses

On January 1, 2023, the Company adopted Accounting Standards Update No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), using the modified retrospective transition method.

The Company’s accounts and notes receivable, amounts due from related parties and other current assets are within the scope of ASC Topic 326. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns.

The Company estimates allowance for credit losses for the anticipation of future economic condition and credit risk indicators of customers. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses.

The cumulative effect from the adoption as of January 1, 2023 was immaterial to the consolidated financial statements.

The following table summarizes the activity in the allowance for expected credit loss of other current assets for the year ended December 31, 2023.

For the Year Ended
December 31, 2023
US$’000

Balance as of December 31, 2022	-
Adoption of ASC Topic 326	73
Balance as of January 1, 2023	73
Current period provision	56
Write-offs	-
Balance as of December 31, 2023	129

(i) Inventory

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the weighted average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Company records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Company also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(j) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated primarily using the straight-line method over the estimated useful life of the asset. Salvage value rate is determined to 0% to 5% based on the economic value of the property, plant and equipment at the end of the estimated useful lives as a percentage of the original cost.

Estimated useful lives

Buildings	20 years
Machinery and equipment	3 to 25 years
Vehicles	4 to 5 years
Computer and electronic equipment	2 to 5 years
Mold and tooling	1 to 13 years

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets.

Construction in progress represents property, plant and equipment under construction and pending installation and is stated at cost less accumulated impairment losses, if any. Completed assets are transferred to their respective asset classes and depreciation begins when an asset is ready for its intended use. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets.

The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of comprehensive loss. The gain on the disposal of property was approximate US$287 thousand, US$13 thousand and US$11 thousand for the years ended December 31, 2023, 2022 and 2021, respectively.

(k) Intangible assets, net

Intangible assets mainly consist of computer software, patent, trademark and manufacturing license. Intangible assets with finite lives are carried at acquisition cost less accumulated amortization and impairment, if any. Finite lived intangible assets are tested for impairment if impairment indicators arise.

Amortization of intangible assets with finite lives are computed using the straight-line method over the estimated useful lives as below:

Estimated useful lives

Patent	5 to 10 years
Computer software	2 to 10 years

The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Intangible assets that have indefinite useful life are automotive manufacturing permission and trademark as of December 31, 2023 and December 31, 2022. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible assets is not amortized, but tested for impairment annually or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. As such, no impairment of indefinite-lived intangible assets was recognized for the years ended December 31, 2023, 2022 and 2021.

(l) Land use rights, net

Land use rights represent lease prepayments to the local government authorities. Upon the adoption of ASC 842, Leases, on January 1, 2022, land use rights, net were identified as operating lease right-of-use assets, which is separately disclosed as “Land use rights” in the Company’s consolidated balance sheets. Land use rights are recorded at cost less accumulated amortization, amortization has been provided on a straight-line basis over 50 years and 40 years, the life of the land use right.

(m) Long-term investments

Long-term investments are comprised of investment in Jilin FAW Baosteel Auto Steel Parts Co., Ltd. (“Baosteel”) amounting to approximate US$3,699 thousand and US$4,370 thousand as of December 31, 2023 and December 31, 2022, respectively and investment in Jilin Jiqi-Longshan Automobile Chassis Co., Ltd (“Longshan”) amounting to nil and nil as of December 31, 2023 and December 31, 2022, respectively. The Company held an approximately 30% equity interest in Baosteel and 20% equity interest in Longshan as of December 31, 2023 and December 31, 2022.

The Company uses the equity method of accounting for its investment in, and earning or loss of, the companies that it does not control but over which it has ability to exercise significant influence in accordance with ASC topic 323, Investment—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Company initially records its investment at cost and is included in the long-term investments on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. If an equity investment no longer qualifies to be accounted for under the equity method, the investment’s initial basis for which subsequent changes in value are measured should be the previous carrying amount of the investment.

The Company periodically reviews its equity investment for impairment. Under the equity method of accounting, an impairment loss would be recorded whenever the fair value of an equity investment is determined to be below its carrying value. The Company considers whether the fair value of its equity method investment has declined below its carrying value whenever adverse events or changes in circumstances indicate that recorded value may not be recoverable. An impairment charge would be recorded when the decline in value is determined to be other-than-temporary. There was no impairment loss of long-term investment during the years ended December 31, 2023, 2022 and 2021.

(n) Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Company’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

The Company adopted Accounting Standards Update (“ASU”) 2017-04, Intangible – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. After adopting this guidance, the Company performs the quantitative impairment test by comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

(o) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company firstly determine the unit of account for testing long-lived assets, and then identify the indicators of impairment. When indicators of impairment present, the company must then proceed to recoverability test. Recoverability test evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Fair value is determined using anticipated cash flows discounted at a rate commensurate with the risk involved. Impairment charges recognized for the years ended December 31, 2023, 2022 and 2021 was US$283 thousand, US$842 thousand and US$6,054 thousand, respectively.

(p) Warranties

The Company provides a manufacturer’s standard warranty on all vehicles sold. The Company accrues a warranty reserve for the vehicles sold by the Company, which includes the Company’s best estimate of the projected costs to repair or replace items under warranties and recalls when identified. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. Changes to the Company’s historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other liabilities, while the remaining balance is included within other non-current liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of cost of sales in the consolidated statements of operations. The Company reevaluates the adequacy of the warranty accrual on a regular basis.

The Company considers the standard warranty is not providing incremental service to customers rather an assurance to the quality of the vehicle, and therefore is not a separate performance obligation and should be accounted for in accordance with ASC 460, Guarantees.

Accrued warranty is included in other liabilities and the movement of accrued warranty is as following:

	December 31, 2023	December 31, 2022	December 31, 2021
	US$’000	US$’000	US$’000

Accrued warranty - beginning of year	319	290	1,202
Warranty costs incurred	(106)	(89)	(989)
Provision for warranty	-	86	131
Translation adjustment	(9)	32	(54)
Accrued warranty - end of year	204	319	290

(q) Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred upon delivery to customers. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if our performance:

●	provides all of the benefits received and consumed simultaneously by the customer;

●	creates and enhances an asset that the customer controls as the Company performs; or

●	does not create an asset with an alternative use to the Company and the Company have an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of the performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates overall contract price to each distinct performance obligation based on its relative standalone selling price in accordance with ASC 606, Revenue from Contracts with Customers. The Company generally determines standalone-selling prices for each individual distinct performance obligation identified based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information, the data utilized, and considering the pricing policies and practices in making pricing decisions. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may affect the revenue recognition. The discount provided in the contract are allocated by the Company to all performance obligations as conditions under ASC 606-10-32-37 are not met.

For new Master Service Agreements (“MSA”) or for Purchase Orders (“PO”) from new customers, a credit check is required, which establishes collectability of the considerations to which the Company expects to be entitled. Management also has controls in place for the review of credit limits with existing customers. Other considerations in determining collectability include the customer’s payment history, prior or existing customer disputes, if any, and market conditions.

When either party to a contract has performed, the Company presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Company has a right to an amount of consideration that is unconditional, before the Company transfers a good or service to the customer, the Company presents the contract liability when the payment is made or a receivable is recorded, whichever is earlier. A contract liability is the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration, or an amount of consideration is due, from the customer. The Company’s contract liabilities are primarily resulted from the performance obligation identified in the vehicle sales contract, which is recorded as deferred revenue and revenue will be recognized when future goods or services are transferred. Besides, amounts received on behalf of third parties are recorded as other current liabilities.

Vehicle Sales

Vehicle sales revenue includes revenues related to deliveries of new vehicles under the definition of a performance obligation under ASC 606. The Company recognizes revenue on vehicle sales upon delivery to the customer, which is when the control of a vehicle transfers. For the obligations related to the vehicle sales, the Company estimates the standalone selling price by considering costs used to develop and deliver the service, third-party pricing of similar options and other information that may be available.

The Company provides a manufacturer’s limited warranty on all new vehicles sold to the customers, ensuring that the vehicles comply with agreed-upon specifications. As the manufacturer’s limited warranty is not separately sold to the customers, the Company does not consider the warranty as a separate performance obligation under the ASC 606-10-55-31.

Sales of vehicle parts and accessories

The Company recognizes revenue upon transfer of control to the customer which occurs at a point in time. When the Company performs shipping and handling activities after the transfer of control to the customer, they are considered as fulfillment activities, and accordingly, the costs are accrued for when the related revenue is recognized.

Practical expedients and exemptions

The Company follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that labor related to assurance-type warranties is not a performance obligation considering this service is value-added service to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of this service will be very limited. The Company also performs an estimation on the stand-alone fair value of the promise applying a cost-plus margin approach and concludes that the standalone fair value of foresaid service is insignificant, representing less than 5% of vehicle gross selling price and aggregate fair value of each individual promise.

Revenue consists of the following:

	For the year ended
	December 31, 2023		December 31, 2022		December 31, 2021
	US$’000		US$’000		US$’000
	Related Parties	Third Parties	Related Parties	Third Parties	Related Parties	Third Parties

Vehicle sales	$713	$6,967	$3,722	$7,908	$6,887	$5,395
Sales of vehicle parts and accessories	$1,690	$113	$3,086	$145	$8,393	$1,528
Others	$-	$-	$100	$-	$3	$97

Total revenues	2,403	7,080	6,908	8,053	15,283	7,020

All of the property and equipment of the Company are physically located in the PRC. The geographical location of customers is based on the location at which the customers operate and all of the Company’s revenue is derived from operations in the PRC for the years ended December 31, 2023, 2022 and 2021.

(r) Cost of revenues

Cost of revenue includes direct parts, material, labor cost and manufacturing overhead (including depreciation of assets associated with the production) and reserves for estimated warranty cost. Cost of revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand.

(s) Cost of revenues – idle capacity

Idle capacity consists of production-related costs in excess of charges allocated to the Company’s finished goods in production. The costs include direct and indirect labor, production supplies, repairs and maintenance, rent, utilities, insurance and property taxes. The costs allocated to the Company’s finished goods are determined on a daily basis which is lower than its actual costs incurred. Costs in excess of production allocations are expensed in the period incurred rather than added to the cost of finished goods produced. Idle capacity expenses amounted to US$26,951 thousand, US$34,001 thousand and US$23,342 thousand for the years ended December 31, 2023, 2022 and 2021, respectively.

(t) Research and development expenses

All costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses. For the years ended December 31, 2023, 2022 and 2021, R&D expenses were US$8,398 thousand, US$13,772 thousand and US$15,420 thousand, respectively.

(u) Selling, general and administrative expenses

Sales and marketing expenses consist primarily of employee compensation, transportation cost, and packaging fee. Selling costs are expensed as incurred. For the years ended December 31, 2023, 2022 and 2021, total sales and marketing expenses were US$1,590 thousand, US$2,012 thousand and US$1,864 thousand, respectively.

General and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, share-based compensation, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses. For the years ended December 31, 2023, 2022 and 2021, general and administrative expenses were US$45,691 thousand, US$63,312 thousand and US$48,577 thousand, respectively. Depreciation and amortization expense accounts for the second largest proportion for sales and marketing expenses.

(v) Employee benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, work-related injury benefits, maternity insurance, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately US$5,118 thousand, US$5,824 thousand and US$7,276 thousand for the years ended December 31, 2023, 2022 and 2021, respectively.

(w) Government grants

The Company’s PRC based subsidiaries received government subsidies from certain local governments. The Company’s government subsidies consist of specific subsidies. Specific subsidies are subsidies which are provided by the local government for a specific purpose, such as land fulfillment costs and production and capacity subsidies related to the manufacturing plant construction. The Company recognizes government subsidies until there is reasonable assurance that the Company will comply with conditions attaching to them and the grants will be received. Hence, the Company recorded specific subsidies as other non-current liabilities when received and the specific subsidies are recognized as other income at each stage when the Company is entitled to the amount or the required performance is met. The Company currently recognizes government subsidies 1) using a systematic basis over the periods in which the entity recognizes the related expenses or losses that the grants are intended to compensate and 2) when the grant becomes receivable if it compensates for expenses or losses already incurred. For the years ended December 31, 2023, 2022 and 2021, the Company has recognized subsidies of approximately US$3,748 thousand (RMB26,514 thousand), US$19,467 thousand (RMB131,145 thousand) and US$80,995 thousand (RMB522,652 thousand), respectively. There is no guarantee that the Company will continue to receive such grants in the future.

See below for the nature of each government subsidy received and the related accounting treatment:

For the year ended December 31, 2023
No.	US$’000	Type of Subsidies	Accounting Treatment

1	3,270	Subsidies compensating for expenses or losses	The government subsidy is recognized as government grant income when the amounts are received and conditions are met.
2	478	Subsidies related to fixed assets	The Company recorded subsidies as other liabilities when received and recognized government subsidies as government grant income over the depreciable lives of the related fixed assets for which the subsidies are intended to compensate.

TOTAL	3,748

For the year ended December 31, 2022
No.	US$’000	Type of Subsidies	Accounting Treatment

1	18,843	Subsidies compensating for expenses or losses	The government subsidy is recognized as government grant income when the amounts are received and conditions are met.
2	624	Subsidies related to fixed assets	The Company recorded subsidies as other liabilities when received and recognized government subsidies as government grant income over the depreciable lives of the related fixed assets for which the subsidies are intended to compensate.

TOTAL	19,467

For the year ended December 31, 2021
No.	US$’000	Type of Subsidies	Accounting Treatment

1	4,243	Subsidies compensating for expenses or losses	The government subsidy is recognized as government grant income when the amounts are received and conditions are met.
2	652	Subsidies related to fixed assets	The Company recorded subsidies as other liabilities when received and recognized government subsidies as government grant income over the depreciable lives of the related fixed assets for which the subsidies are intended to compensate.
3	60,603	Loan forgiveness	The Company recognizes government subsidies as government grant income when the principal and interest amounts are officially forgiven after complying with the conditions attaching to the subsidies.
4	15,497	Investment promotion subsidy	The government subsidy is recognized as government grant income when the amounts are received and conditions are met.

TOTAL	80,995

(x) Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax basis, and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. Interest and penalties related to uncertain tax positions, if any, are recorded under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of operations. The Company did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2023, 2022 and 2021. As of December 31, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions.

(y) Warrants

The Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) gives the Company a choice of net-cash settlement or settlement in its own shares. The Company classifies as liabilities any contracts that (i) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares.

The Company accounts for its currently issued warrants in conjunction with the Company’s ordinary shares in equity. These warrants are indexed to the Company’s stock and meet the requirements of equity classification as prescribed under ASC 815-40. Warrants classified as equity are initially measured at fair value, and subsequent changes in fair value are not recognized so long as the warrants continue to be classified as equity.

The details for warrants are disclosed in note 20(a).

(z) Value-added tax

The Company is subject to statutory value-added tax (“VAT”) of 13%, 6%, 9% for revenue from sales of vehicles and spare parts, and other services, respectively, in PRC.

(aa) Statutory reserves

The Group’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to PRC’s Foreign Investment Enterprises, the Group’s subsidiaries registered as wholly owned foreign enterprises have to make appropriations from its after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”) to reserve funds including general reserve fund, and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the company. Appropriation to the staff bonus and welfare fund is at the Company’s discretion.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund is restricted to the offsetting of losses or increasing capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to staff and for the collective welfare of employees. No reserves are allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2023, 2022 and 2021, appropriations to the general reserve fund and the statutory surplus fund amounted to nil, nil and US$4,968 thousand, respectively.

(bb) Comprehensive income (loss)

The Company applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Company during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the periods presented, the Company’s comprehensive loss includes net loss and other comprehensive loss, which primarily consists of the foreign currency translation adjustments and actuarial loss arising from changes in financial assumptions on the Company’s defined contribution plan that has been excluded from the determination of net loss.

(cc) Leases

Operating lease

The Company adopted the ASC 842, Leases as of January 1, 2022 using modified retrospective transition approach. Upon adoption, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to carry forward the historical determination of contracts as leases, lease classification and not reassess initial direct costs for historical lease arrangements. In addition, the Company also elected the practical expedient to apply consistently to all of the Company’s leases to use hindsight in determining the lease term and in assessing impairment of the Company’s right-of-use assets.

The Company includes a right-of-use asset and lease liability related to substantially all of the Company’s lease arrangements in the consolidated balance sheets. All of the Company’s leases are operating leases. As the existing operating leases are short-term lease, right-of-use assets and the corresponding lease liabilities are nil and nil in the consolidated balance sheets as of December 31, 2023 and December 31, 2022, respectively.

The Company has elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at commencement date of the lease and do not include options to purchase or renew that the Company is reasonably certain to exercise. The Company recognizes lease expenses for such short-term lease generally on a straight-line basis over the lease term. All other lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. Because most of the Company’s leases do not provide an implicit rate of return, the Company uses the Company’s incremental borrowing rate based on the information available at adoption date or lease commencement date in determining the present value of lease payments.

The land use right (Note 2 (l),10) acquired represents lease prepayments to the local government authorities which is separately presented in the consolidated balance sheets. The Company determines the land use right agreement contains an operating lease. Land use right is carried at cost less accumulated amortization and impairment losses.

(dd) Earnings (losses) per share

Basic earnings (losses) per share is computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted-average ordinary shares outstanding for the period. Potentially dilutive shares, which are based on the weighted-average ordinary shares underlying outstanding stock-based awards, warrants, or options using the treasury stock method or the if-converted method, if applicable, are included when calculating diluted net earnings (loss) per share attributable to holders of ordinary shares when their effect is dilutive.

Since the Company has incurred losses for the years ended December 31, 2023, 2022 and 2021, the potential shares issuable related to outstanding warrants have been excluded from the calculation of diluted loss per share as the effect of such shares is anti-dilutive. Therefore, basic and diluted loss per share amounts is the same for each period presented.

Earnout/Contingent Value Rights

Pursuant to the BCA, 64,084,889 ordinary shares (US$674,000,000 of the Exchange Consideration, each valued at the Redemption Price for purposes of the BCA) issued to certain specified Chijet Inc. sellers at the Closing (the “Earnout Shares”) were subject to vesting and potential surrender if they do not vest, with transfer restrictions during the vesting period and with any earnings on the Earnout Shares prior to vesting being set aside in escrow, after the closing to satisfy the criteria prescribed in the BCA relating to (i) consolidated gross revenue or (ii) closing price of the Company’s ordinary shares, and will vest in three tranches consisting of 30% for 2023, 30% for 2024 and any unvested amount for 2025 as described as follows:

(i)	The first tranche (along with earnings thereon) shall (i) vest proportionately based on the consolidated gross revenues of Chijet Motor and the Target Companies (including the period prior to Closing) as set forth in Chijet Motor ‘s audited annual financial statements included in Form 20-F or 10-K filed with the SEC for the calendar year ended December 31, 2023 (as adjusted for a fixed 6.5-to-1 Chinese yuan renminbi to U.S. dollar exchange rate) in excess of US$528,000 thousand, up to a maximum of 100% of the first tranche at US$801,000 thousand in consolidated gross revenues, or alternatively (ii) vest for 100% of the first tranche if the Chijet Motor Ordinary Shares on the applicable Trading Market is at least US$13.00 per share (as equitably adjusted for share splits, share capitalizations, share consolidations, subdivisions, share dividends, reorganizations, recapitalizations and the like) for at least twenty (20) out of thirty (30) Trading Days, through and including the thirtieth (30th) Trading Day after the date on which Chijet Motor files its annual report with the SEC on Form 20-F or 10-K (such trading criteria being collectively the “Trading Criteria”), for the fiscal year ended December 31, 2023, and any shares in the tranche that do not so vest will be surrendered to Chijet (along with earnings thereon) and cancelled.

(ii)	The second tranche (along with earnings thereon) will likewise either (i) vest proportionately based on the consolidated gross revenues of Chijet Motor and the Target Companies(including the period prior to Closing) as set forth in Chijet Motor’s audited annual financial statements included in Form 20-F or 10-K filed with the SEC for the calendar year ended December 31, 2024 (as adjusted for a fixed 6.5-to-1 Chinese yuan renminbi to U.S. dollar exchange rate)in excess of US$870,000 thousand, up to a maximum of 100% of the second tranche at US$2,206,000 thousand in consolidated gross revenues, or alternatively (ii) vest for 100% of the second tranche based on meeting the Trading Criteria during the applicable period for the year ended December 31, 2024, and any shares in the tranche that do not so vest will be surrendered to Chijet (along with earnings thereon) and cancelled.

(iii)	Any remaining Earnout Shares (along with earnings thereon) not vested or surrendered in the first or second tranches are eligible either to (i) vest proportionately based on the consolidated gross revenues of Chijet Motor and the Target Companies (including the period prior to Closing) as set forth in Chijet Motor’s audited annual financial statements included in Form 20-F or 10-K filed with the SEC for the calendar year ended December 31, 2025 (as adjusted for affixed 6.5-to-1 Chinese yuan renminbi to U.S. dollar exchange rate) in excess of US$1,616,000 thousand, up to a maximum of 100% of the final tranche at US$3,215,000 thousand in consolidated gross revenues, or alternatively (ii) vest for 100% of the final tranche based on meeting the Trading Criteria during the applicable period for the year ended December 31, 2025, and any shares in the tranche that do not so vest will be surrendered to Chijet (along with earnings thereon) and cancelled.

Any Earnout Shares and earnings thereon that are surrendered to Chijet will be promptly reissued and delivered by Chijet to the CVR rights agent on behalf of the holders of the CVRs, to be distributed by the CVR rights agent pro rata among the holders of the CVRs.

The accounting for the Earnout Shares was first evaluated under ASC 718 to determine if the arrangement represents a share-based payment. Considering that the Earnout Shares are issued to Chijet Inc. sellers, and there are no service conditions nor any requirement of the participants to provide goods or services, we determined that the Earnout Shares are not within the scope of ASC 718. In reaching this conclusion, we focused on the fact that the Earnout Shares are not provided to any holder of options or unvested stock but rather the arrangement is provided only to vested equity holders.

Next, we determined that the Earnout Shares represent a freestanding equity-linked financial instrument to be evaluated under ASC 480. Based upon the analysis, we concluded that the Earnout Shares should not be classified as a liability under ASC 480.

We next considered the conditions in ASC 815-10-15-74 and ASC 815-40 and concluded that the Earnout Shares are not within the scope of ASC 815. Therefore, the Earnout Share arrangement is appropriately classified in equity. As the business combination is accounted for as a reverse recapitalization, the fair value of the Earnout Share arrangement as of the Closing Date is accounted for as an equity transaction. Therefore, contingent value rights do not give any effect in calculation of the earnings per share as of December 31, 2023.

(ee) Segment reporting

The Company operates as one operating segment in accordance with ASC 280, Segment Reporting. The Company has a common basis of organization, and the products and services are offered mutually. Considering the acquisition of FAW Jilin in 2019 and continued restructuring and streamlining of the growing organization, the Company’s Chief Executive Officer has been identified as Company’s Chief Operating Decision Maker (“CODM”) continues to make decisions with regards to business operations and resource allocation based on evaluation of Chijet as a whole. Accordingly, the Company operates and makes decisions as one business segment. As the Company’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(ff) Reclassification

Certain prior periods amounts have been reclassified to be comparable to the current period presentation. These reclassifications have no effect on previously reported net assets or net income (loss).

3. RECENT ACCOUNTING PRONOUNCEMENT

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, and issued subsequent amendments to the initial guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11 and ASU 2020-02, collectively referred to as “ASC 326”. ASC 326 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This ASU eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an entity’s current estimate of all expected credit losses. In November 2019, the FASB issued ASU No. 2019-10 to postpone the effective date of ASU No. 2016-13 for certain to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this ASU within annual reporting period on January 1, 2023. There were no significant impact resulting from these disclosures on the consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805). This ASU requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in Topic 606. At the acquisition date, the acquirer applies the revenue model as if it had originated the acquired contracts. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU should be applied prospectively. Early adoption is also permitted, including adoption in an interim period. If early adopted, the amendments are applied retrospectively to all business combinations for which the acquisition date occurred during the fiscal year of adoption. The Company adopted this ASU within annual reporting period on January 1, 2023. There were no significant impact resulting from these disclosures on the consolidated financial statements.

In March 2022, the FASB issued ASU No. 2022-02, Troubled Debt Restructuring and Vintage Disclosures. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted ASU 2016-03, Measurement of Credit Losses on Financial Instruments. This ASU also enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the ASU amends the guidance on vintage disclosures to require entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC 326-20. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU would be applied prospectively. Early adoption is also permitted, including adoption in an interim period. The Company adopted this ASU within annual reporting period on January 1, 2023. There were no significant impact resulting from these disclosures on the consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In December 2022, the FASB issued ASU No. 2022-06, Deferral of the Sunset Date of Reference Rate Reform (Topic 848) (ASU 2022-06). ASU 2022-06 provides optional expedients and exceptions for applying GAAP to transactions affected by reference rate (e.g., LIBOR) reform if certain criteria are met, for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. ASU 2022-06 deferred the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. ASU 2022-06 is effective as of December 21, 2022 through December 31, 2024. The Company will adopt this ASU within annual reporting period of January 1, 2024 and expects that the adoption will not have a material impact on the Company’s consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements – Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The ASU modifies the disclosure or presentation requirements of a variety of Topics in the Codification to align with the SEC’s regulations. The ASU also makes those requirements applicable to entities that were not previously subject to the SEC’s requirements. The ASU is effective for the Company two years after the effective date to remove the related disclosure from Regulation S-X or S-K. As of the date these financial statements have been made available for issuance, the SEC has not yet removed any related disclosure. The Company does not expect the adoption of ASU 2023-06 to have a material effect on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280)-Improvements to Reportable Segment Disclosures. ASU No. 2023-07 requires an enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Company does not expect to adopt ASU No. 2023-07 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for the Company’s annual reporting periods beginning after December 15, 2025. Adoption is either with a prospective method or a fully retrospective method of transition. Early adoption is permitted. The Company is currently evaluating the effect that adoption of ASU 2023-09 will have on its consolidated financial statements.

4. CONCENTRATION OF RISK

(a) Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, restricted cash, accounts and notes receivable, and accounts and notes payable. The maximum exposure of such financial instruments to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2023 and December 31, 2022, substantially all of the Company’s cash and cash equivalents and restricted cash were placed within the PRC. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Company uses for its cash and bank deposits would be chosen with similar criteria for soundness. Bank failure is uncommon in PRC and the Company believes that those Chinese banks that hold the Company’s cash and cash equivalents and restricted cash are financially sound based on publicly available information.

For the credit risk related to accounts and notes receivable, the Company performs ongoing credit evaluations of its customers and, if necessary, maintains reserves for potential credit losses.

(b) Customer risk

As of December 31, 2023, one customer, determined as a related party under ASC 850, accounted for 12% of the total accounts and notes receivable. And one third-party customer accounted for 19% of the total accounts and notes receivable.

As of December 31, 2022, three customers, were determined as related parties under ASC 850, accounted for more than 10% of total accounts and notes receivable at 69%, 19% and 10%, respectively.

During the year ended December 31, 2023, one third-party customer accounted for 22% of the total revenue.

During the year ended December 31, 2022, four customers accounted for more than 10% of total revenue at 13%, 12%, 12% and 11%, respectively. Three of these four customers, who accounted for 37% of total revenue, were determined as related parties under ASC 850.

During the year ended December 31, 2021, one customer was determined as related parties under ASC 850 accounted for 35% of the total revenue.

(c) Foreign currency exchange rate risk

The revenues and expenses of the Company’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Company’s overseas financing activities are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

5. ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and allowance for doubtful accounts consisted of the following:

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Accounts receivable	20	17
Notes receivable	2,221	216
Less: allowance for credit losses	-	-
Net accounts and notes receivable, net	2,241	233

Notes receivable represents bank acceptance drafts that are non-interest-bearing and due within six to twelve months.

The Company has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. There is no allowance for credit losses on December 31, 2023 and December 31, 2022, respectively.

6. INVENTORY, NET

Inventory consisted of the following:

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Finished goods	3,665	14,721
Raw materials	15,720	16,249
Work-in-process	7,517	9,503
Inventory, subtotal	26,902	40,473
Less: inventory impairment provision	(12,117)	(16,555)
Inventory, net	14,785	23,918

Finished goods primarily consist of vehicles ready for transit at production factory, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale at its delivery and service centers, vehicle parts and charging piles.

Raw materials primarily consist of materials for volume production.

Work-in-process primarily consist of vehicles in production which will be transferred into finished goods inventory when completed.

For the years ended December 31, 2023, 2022 and 2021, write-downs of inventories to net realizable value were US$4,510 thousand, US$4,450 thousand and US$20,328 thousand, respectively.

7. OTHER CURRENT ASSETS

Other current assets consisted of the following:

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Prepayments for materials	7,509	16,372
Prepayments for R&D	110	698
Prepayments for utilities	571	596
Other prepayments	341	250
Deductible value-added tax input	207	630
Other receivable	1,662	250
Promissory note receivable	-	1,380
Deferred cost	-	2,959
Subtotal	10,400	23,135
Less: allowance for bad debts	(449)	(230)
Net balance	9,951	22,905

On December 5, 2022, Chijet Inc. entered into an unsecured promissory note in the principal amount of US$1,380 thousand with JWAC, a Delaware blank check company. Chijet Inc. also entered into a BCA with JWAC, among others, on October 25, 2022. On March 6, 2023, Chijet Inc. entered into an unsecured promissory note in the principal amount of US$1,180 thousand with JWAC. The Note is non-interest-bearing and payable in cash upon the earlier of the closing of the Company’s initial business combination and date of liquidation of JWAC. The Company received the cash amount of US$2,060 thousand and 47,541 shares of JWAC Common stock equivalent to US$500 thousand from JWAC in June 2023 to pay off the promissory notes.

On March 21, 2022, the Ministry of Finance (“MOF”) and State Administration of Tax (“SAT”) released Announcement (2022) No.14 to issue China’s VAT rebates to eligible industries. Companies in these industries can now apply for monthly refunds of incremental VAT credits and a one-time refund of remaining VAT credits from April 1, 2022 onward. Given that Chijet falls within the scope of the eligible industry, the deductible value-added tax input is classified as other current assets.

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	December 31, 2023	December 31, 2022
	US$’000	US$’000
At cost:
Buildings	169,170	174,120
Mold and tooling	101,563	127,345
Computer and electronic equipment	6,993	7,255
Machinery and equipment	263,587	275,369
Vehicles	1,204	1,668
Other logistic equipment	7,641	7,617
Construction in progress(i)	15,201	16,935
Property, plant and equipment, subtotal	565,359	610,309
Less: accumulated depreciation(ii)	(380,090)	(384,936)
Less: accumulated impairment(iii)	(3,892)	(7,471)
Property, plant and equipment, net(iv)	181,377	217,902

(i)	Construction in progress primarily consists of the construction of Shandong Baoya, Xiangyang Yazhi New Energy Automobile Co., Ltd. (“Xiangyang Yazhi”), Dezhou Yarui New Energy Automobile Co., Ltd. (“Dezhou Yarui”) manufacturing plants and molds, toolings, machinery and equipment relating to the manufacturing.

(ii)	Depreciation expenses for the years ended December 31, 2023, 2022 and 2021 were US$31,354 thousand, US$41,217 thousand and US$50,780 thousand respectively.

(iii)	Impairment charges of US$283 thousand, US$842 thousand and US$6,054 were recognized for the years ended December 31,2023, 2022 and 2021, respectively.

(iv)	The carrying amounts of buildings, mold and tooling, machine and equipment and other logistic equipment pledged by the FAW Jilin to secure the borrowings as of December 31, 2023 and December 31, 2022 were US$58,584 thousand and US$76,536 thousand, respectively.

The carrying amounts of buildings, mold and tooling, machine and equipment pledged by the Xiangyang Yazhi to secure the borrowings as of December 31, 2023 and December 31, 2022 were US$28,581 thousand and nil, respectively. The details for assets pledged by Xiangyang Yazhi are disclosed in note 17.

The carrying amounts of buildings, machine and equipment pledged by Dezhou Yarui to secure the borrowings as of December 31, 2023 and December 31, 2022 were US$1,961 thousand and US$844 thousand, respectively.

The carrying amounts of machinery and equipment of Bijie Yabei that was frozen attributable to the court order as of December 31, 2023 and December 31, 2022 were US$152 thousand and US$467 thousand, respectively.

9. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	December 31, 2023
	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	US$’000	US$’000	US$’000
Finite-lived intangible assets:
Computer software	472	(439)	33
Patent	208	(208)	-
Total finite-lived intangible assets	680	(647)	33
Indefinite-lived intangible assets:
Trademark and manufacturing license	127,378	-	127,378
Total indefinite-lived intangible assets	127,378	-	127,378
Total intangible assets	128,058	(647)	127,411

	December 31, 2022
	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	US$’000	US$’000	US$’000
Finite-lived intangible assets:
Computer software	487	(389)	98
Patent	214	(214)	-
Total finite-lived intangible assets	701	(603)	98
Indefinite-lived intangible assets:
Trademark and manufacturing license	131,108	-	131,108
Total indefinite-lived intangible assets	131,108	-	131,108
Total intangible assets	131,809	(603)	131,206

No impairment charges were recognized on intangible assets for the periods ended December 31, 2023, December 31, 2022 and December 31, 2021, respectively.

Amortization expenses of intangible assets were US$82 thousand, US$86 thousand and US$45 thousand for the years ended December 31, 2023, 2022 and 2021, respectively.

As of December 31, 2023, estimated amortization expense relating to the existing intangible assets with finite lives for future periods is as follows:

US$’000

2024	29
2025 and thereafter	4
Total	33

10. LAND USE RIGHTS, NET

Land use rights consisted of the following:

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Land use right	153,204	158,995
Less: accumulated amortization	(27,055)	(24,654)
Land use right, net	126,149	134,341

During the year ended December 31, 2019, the Company obtained three operating lease arrangements for land use rights with a fair value of RMB615,419 thousand or US$88,380 thousand through the acquisition of FAW Jilin. One land is for commercial land use and expires in 2050. The other two lands are for industrial use and expire in 2061 and 2062, respectively. The land use rights provided a total area of 13 million square feet.

As discussion in Note 17, during the period ended December 31, 2023, the Company was unable to meet the conditions to apply for the government subsidies to repay the loans. As a result, land use rights with the carrying amount of US$46,872 thousand (RMB332,784 thousand) or US$33,885 thousand (RMB233,738 thousand) of the Company were pledged to the lenders as of December 31, 2023 and December 31, 2022, respectively.

During the year ended December 31, 2020, the Company entered into an operating lease arrangement with two land use rights with a local government of Shandong Baoya for an initial term of 50 years. The land is located in Yantai, and the land is for industrial use. In October 2023, the government recovered part of the land use right, and therefore Shandong Baoya only has one land use right as of December 31, 2023.

Amortization expenses of land use rights were US$3,184 thousand, US$3,350 thousand and US$3,488 thousand for the years ended December 31, 2023, 2022 and 2021, respectively.

11. OPERATING LEASES (EXCLUDING LAND USE RIGHTS)

Operating lease of the Company mainly consists of short-term lease of plants, warehouses and machineries. Short-term lease cost is recognized as rental expenses in the consolidated statements of operations.

Supplemental cash flows information related to leases were as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	US$’000	US$’000	US$’000
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows payments for operating leases	-	2,899	-
Right-of-use assets obtained in exchange for lease liabilities:
Right-of-use assets obtained in exchange for new operating lease liabilities	-	354	-

The components of lease cost for operating leases were as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	US$’000	US$’000	US$’000

Operating lease cost	-	398	-
Short-term lease cost	1,357	1,168	4,581
Total lease cost	1,357	1,566	4,581

As of December 31, 2023, the lease related assets and liabilities recorded in the audited consolidated balance sheets were both nil.

12. GOODWILL

Goodwill was represented the excess of the purchase price over the fair value of the net assets acquired from FAW Jilin on December 27, 2019 (the “Acquisition Date”). Pursuant to the related Agreement and Plan of Merger, the purchase price was US$214,415 thousand (RMB1,500,000 thousand).

The Company accounted for the acquisition using the purchase method of accounting for business combinations under ASC 805, Business Combinations. The total purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on their estimated fair value as of the Acquisition Date.

	US$’000	RMB’000
Assets acquired:
Cash and cash equivalents	235,165	1,645,169
Accounts and notes receivable	111,511	780,105
Other receivable	262	1,829
Inventory	30,766	215,232
Property, plant and equipment, net	273,142	1,910,844
Equity investment	4,773	33,391
Intangible assets	129,315	904,663
Land use right	87,970	615,419
Prepayments and other assets, current and non-current	53,820	376,512
Total assets acquired	926,724	6,483,164
Liabilities and equity assumed
Short-term borrowing	(28,589)	(200,000)
Accounts and notes payable	(160,346)	(1,121,745)
Contract liabilities	(11,904)	(83,276)
Accounts and other liabilities	(20,830)	(145,725)
Long-term payables	(249,417)	(1,744,870)
Accrued post-employment and termination benefits	(73,634)	(515,130)
Other payable, current and non-current	(81,749)	(571,898)
Noncontrolling interest	(88,575)	(619,653)
Total liabilities and equity assumed	(715,044)	(5,002,297)
Net assets acquired	211,680	1,480,867
Goodwill	2,735	19,133
Total purchase price	214,415	1,500,000

Changes in the carrying amount of goodwill consisted of the following:

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Beginning balance	2,774	3,010
Addition during the period	-	-
Impairment during the period	-	-
Translation adjustment	(79)	(236)
Goodwill	2,695	2,774

Goodwill of US$2,735 thousand (RMB19,133 thousand) represented the excess of the purchase price over the fair value of the net assets acquired as of the Acquisition Date and was primarily attributable to the expected synergies from integrating FAW Jilin’s technology into the automotive segment as well as the acquired workforce. As of December 31, 2023 and December 31, 2022, the goodwill was US$2,695 thousand and US$2,774 thousand, respectively. The change was attributable to foreign currency translation adjustments during the year ended December 31,2023. There were no accumulated impairment losses as of December 31, 2023 and December 31, 2022.

13. OTHER ASSETS

Other assets consisted of the following:

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Long-term deferred expenses	4,292	2,392
Total	4,292	2,392

Long-term deferred expenses of US$4,292 thousand was mainly attributable to the advancement to FAW Jilin suppliers for mold and tool manufacturing of car body and vehicle parts which will be amortized over their expected periods of use.

14. ACCOUNTS AND NOTES PAYABLE

Accounts and notes payable consisted of the following:

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Accounts payable	14,824	18,218
Notes payable	-	10,566
Total	14,824	28,784

Notes payable consisted of bank note payable provided by the Company to its suppliers. These short-term bank notes can be endorsed and assigned to suppliers as payments for purchases. The bank notes payable are generally payable within six months. These notes payable are guaranteed by the bank for their full face value. In addition, the banks usually require the Company to deposit a certain amount of funds at the bank as a guaranteed deposit, which is classified on the consolidated balance sheets as restricted cash.

15. CONTRACT LIABILITIES

Contract liabilities primarily consisted of advance payments from customers prior to the transfer of goods or services by the Company. The payment amounts and timing vary depending on the vehicle model, the energy product and the location of delivery. Contract liabilities are included in current liabilities until refunded or until they are applied towards the revenue.

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Contract liabilities - beginning of year	3,654	6,254
A change in time frame for a performance obligation satisfied	(11,747)	(11,771)
Advance received	13,205	9,612
Translation adjustment	(104)	(441)
Contract liabilities - subtotal	5,008	3,654
Less: contract liabilities to related parties	(2,483)	(912)
Contract liabilities - end of period	2,525	2,742

16. ACCRUALS AND OTHER CURRENT LIABILITIES

Accruals and other current liabilities consisted of the following:

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Payroll payable	6,876	8,339
Accrued post-employment and termination benefits - current portion	8,809	9,338
Business and other taxes payable	456	585
Accrued expenses	18,362	18,029
Other payable secured by acceptance draft	3,525	216
Other payable	9,400	9,067
Total	47,428	45,574

17. LONG-TERM PAYABLE, CURRENT

In May 2016, the Company entered two loans with unrelated non-financial institutions. The purpose of the borrowing was solely for the development of the Electric Vehicle industry in Xiangyang, PRC, and cannot be used for any other purposes. The loans bear no interest, and the maturity date was determined depending on the development status.

Because of the nature of these loans, the Company was subject to the fulfillment of covenants relating to the Company’s consolidated statement of financial position performance and results. However, due to the Covid-19 pandemic and the specific regulations issued, the Company was unable to meet the conditions in the loan agreements and, therefore, unable to apply for the government subsidies to repay the US$97,832 thousand (RMB694,598 thousand) at the due date of July 2022. As a result, the loan was reclassified as current portion as of December 31, 2023, 2022 and 2021. In addition, the Company needs to pay the penalty of US$737 thousand (RMB5,232 thousand), which is 5% of the cost of the land use right. In addition, the lender also has the following rights, 1) require the Company to pay back all the potential loss which is caused by the default loan; 2) repurchase the land in Xiangyang; 3) require the Company to pay back all the government subsidies which are related with this project. As of April 30, 2024, there are no subsidies received by the Company from the government.

The carrying value of the borrowings approximates its fair value as of December 31, 2023 and December 31, 2022. As of December 31, 2023 and December 31, 2022, the outstanding principals were US$97,832 thousand (RMB 694,598 thousand) and US$100,697 thousand (RMB 694,598 thousand), respectively. The difference in the principal was primarily due to the change in the currency exchange rate.

Management has performed a detailed analysis of the potential loss and determined the outcome is uncertain as of April 30, 2024. The Company also proactively negotiates with the lender to sign a supplement agreement to extend the terms. At the same time, the Company plans to expand production to meet the conditions described in the loan agreement.

In June 2023, the Company signed two pledged contracts with the above government subsidies. According to the contracts, the Company pledged machinery and equipment, mold and tooling with a carrying amount of approximately US$12,766 thousand (RMB90,638 thousand), buildings with a carrying amount of approximately US$15,815 thousand (RMB11,282 thousand) and land use rights with a carrying amount of US$14,406 thousand (RMB102,280 thousand) to the government to ensure the realization of the above-mentioned loans’ principal and related interest claims.

18. PROMISSORY NOTE PAYABLE

On December 5, 2022, Chijet Inc. issued a secured promissory note and pledge agreement (“Note”) with unrelated third party (the “Holder”) in the principal amount of US$1,380 thousand, bearing an annual interest rate of 18%. Pursuant to the Note, Chijet Inc. grants a first priority security interest in, and pledges, the Chijet Inc.’s ordinary shares and all additions, accessions and substitutions to the Holder to secure the satisfaction by Chijet Inc. of all its obligations to the Holder under this Note. This Note was being issued in connection with the agreement by Chijet Inc. to fund the “Extension Amount” as defined in that certain BCA, dated October 25, 2022, by and among Chijet Inc. and JWAC. Section 2(c) of the Note specified that the Note would be immediately due and payable upon the first to occur of: (i) January 6, 2023; (ii) the date that funding is received by Chijet Inc. in an amount of the amounts due hereunder after clearing the foreign exchange exit approval process in China; or (iii) the date of receipt by Chijet Inc. of the proceeds of US$10 million from the first tranche of financing. On January 3, 2023, the Note was amended. Pursuant to the amended agreement, Chijet Inc. agreed to pay the sum of (i) a portion of the principal amount of this note equal to US$280 thousand, plus (ii) the second month of interest in the amount of US$17 thousand. Additionally, the due date was changed from January 6, 2023 to February 20, 2023. On February 20, 2023, the parties entered into a second amendment of the Note. Pursuant to the second amended agreement, Chijet Inc. agreed to pay the sum of (i) a portion of the principal amount equal to US$220 thousand plus (ii) a month of interest in the amount of US$13 thousand on February 22, 2023. Furthermore, the due date in section 2(c) was revised from February 20, 2023, to March 22, 2023. As of December 31, 2023, the Company completed this payment.

In 2014, Bijie Yabei New Energy Automobile Co., Ltd. (Bijie Yabei) became involved in a legal dispute with the Bijie Jinhaihu New District Management Committee (the “Plaintiff”) regarding a loan contract disagreement with the loan principal of RMB 10 million along with interest. The original judgment by the court (Case No. (2018) Qian 0502 Min Chu 7520) ruled in favor of the Plaintiff. Bijie Yabei appealed the decision, requesting the revocation and retrial or amendment of the judgment. The court of second instance in 2019 upheld the original judgment, and Bijie Yabei is now obligated to repay the loan principal and interest calculated at an annual rate of 6% from September 11, 2018, until the date of repayment. As of December 31, 2023 and December 31, 2022, the outstanding principals were US$1,408 thousand (RMB10,000 thousand) and US$1,450 thousand (RMB10,000 thousand), respectively. The difference in the principal was primarily due to the change in the currency exchange rate.

19. ACCRUED POST-EMPLOYMENT AND TERMINATION BENEFITS

The Company paid post-employment obligations to its retired employees. In addition, the Company was committed to make periodic benefits payments to certain former employees, who were terminated or early retired. These benefits were only applicable to the qualifying employees.

The Company has three defined benefit, non-contributory retirement or termination plans that cover qualifying employees. These defined benefit plans provide benefits to covered individuals satisfying certain age and/or service requirements. The three benefit plans are as follows:

(i) Plan 1: Post-employment benefits for participants in 2019 restructure;

(ii) Plan 2: Termination benefits for participants in 2019 restructure;

(iii) Plan 3: Post-employment benefits for participants granted after 2019;

For the year ended December 31, 2022, there were some changes occurred in Plan 1. And for the year ended December 31, 2023, additional changes were occurred in Plan 1 and Plan 3. The above changes have been accounted for past service cost and amortized during the average future lifetime or service period of corresponding members under guidance of ASC 715. Details of the movements of the defined benefit plans during the year are presented below.

The Company’s net obligation in respect to defined benefit retirement plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value and the fair value of any plan assets is deducted. The actuarial valuation of the present value of the defined benefit obligations as of December 31, 2023 and December 31, 2022 were prepared by an independent firm of actuaries, a member of China Association of Actuaries.

In accordance with ASC 715-30, Benefit Plans-Pension, the following components have been included in the net obligation recognized for a period by the Company: (i) service cost; (ii) interest cost; (iii) expected return on plan assets, if any; (iv) amortization of any prior service cost or credit included in accumulated other comprehensive income; and (v) gain or loss (including the effects of changes in financial assumptions), which includes, to the extent recognized, amortization of the net gain or loss included in accumulated other comprehensive income. The present value of the defined benefit obligations, and the related service costs were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations are as follows:

	December 31, 2023	December 31, 2022

Discount rate	2.25%-2.75%	2.50%-3.25%
Mortality rate	(2010-2013) - CL5/CL6 up 2 years*
Annual withdrawal rate	3.00%	3.00%
Annual increase rate of supplemental medical benefits	6.00%	6.00%
Annual increase rate of social insurance, housing fund and EAP	8.00%	8.00%

*	China Life Insurance Mortality Table (2010-2013)

Movements in the present value of the retirement and supplemental benefit obligations during the years ended December 31, 2023, 2022 and 2021 are as follows:

	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	US$’000	US$’000	US$’000
Beginning of period	60,913	74,794	80,734
Service costs	65	65	60
Interest costs	1,353	1,663	2,202
Benefits paid	(9,475)	(10,606)	(11,849)
Actuarial loss arising from changes in financial assumptions	790	343	1,523
Past service costs	413	341	-
Translation adjustment	(1,709)	(5,687)	2,124

End of period	52,350	60,913	74,794

The amount of retirement and supplemental benefit obligations recognized in the consolidated balance sheets are determined as follows:

	December 31, 2023	December 31, 2022
	US$’000	US$’000
End of period	52,350	60,913
Less: net amount due within one year	(8,809)	(9,338)
Net amount due after one year	43,541	51,575

As of December 31, 2023 and December 31, 2022, the non-current liabilities were US$43,541 thousand and US$51,575 thousand, respectively.

As of December 31, 2023 and December 31, 2022, the current portion of the accrued post-employment and termination benefits were US$8,809 thousand and US$9,338 thousand, respectively. The amounts were included in accruals and other current liabilities (Note 16) and presented on the consolidated balance sheets.

The following amounts were recorded in the consolidated statements of operations as components of the net periodic benefit cost:

	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	US$’000	US$’000	US$’000
Service costs	65	65	60
Interest costs	1,353	1,663	2,202
Amortization of actuarial losses	3	1	-
Amortization of past service cost	27	27	-
Net periodic benefit cost	1,448	1,756	2,262

The following amounts were recorded in the consolidated statements of comprehensive loss:

	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	US$’000	US$’000	US$’000
Actuarial loss arising from changes in financial assumptions	833	254	888
Past service costs	413	341	-
Amortization recognized in net period benefit cost	(30)	(28)	-
Total	1,216	567	888

During the years ended December 31, 2023, 2022 and 2021, the Company made cash payments of US$9,475 thousand (RMB67,030 thousand), US$10,606 thousand (RMB71,450 thousand) and US$11,849 thousand (RMB76,460 thousand), respectively, to settle part of the defined benefit plans. As of December 31,2023, benefits expected to be paid to the plans during the next five fiscal years are as follows:

US$’000

2024	8,809
2025	7,999
2026	7,276
2027	6,340
2028	5,463
Total	35,887

20. ORDINARY SHARES AND STATUTORY RESERVE

On June 1, 2023, pursuant to the BCA, Chijet Motor, a wholly-owned subsidiary of Chijet Inc. merged with JWAC such that JWAC became a wholly-owned subsidiary of the Chijet Motor. With the completion of shares exchange, Chijet Inc. became a wholly-owned subsidiary of Chijet Motor and the Chijet Inc. Holders received 152,130,300 of Chijet Motor’s Ordinary Shares. Each ordinary share has US$0.0001 par value. As of December 31, 2023 and December 31, 2022, Chijet Motor had issued and outstanding ordinary shares of 160,659,630 and 152,130,300, respectively. Share data as of December 31, 2022 have been retrospectively restated to give effect to the reverse recapitalization that is discussed in Note 1(b).

(a)	Warrants

GT Warrants

The following table summarizes the changes in the number of warrants outstanding during the year ended December 31, 2023:

		Weighted average	Total
	Number	unit price	price

Balance of warrants - December 31, 2022	5,000,000	$2	$10,000,000
Issued for services	-	-	-
Exercised	550,000	$2	$1,100,000
Cancelled	-	-	-
Expired	-	-	-
Balance of warrants – December 31, 2023	4,450,000	$2	$8,900,000
Balance of warrants exercisable - December 31, 2023	4,450,000	$2	$8,900,000

On February 15, 2022, pursuant to a financial advisory agreement, Shandong Baoya issued 5,000,000 warrants to Greentree to purchase its shares under a common stock purchase warrant at an exercise price of US$2.00 per share. On June 1, 2023, in connection with the closing of the Business Combination, the Company assumed the obligations of Shandong Baoya under the financial advisory agreement, by executing an assumption and amendment to the common stock purchase warrant by and among the Company, Shandong Baoya, and Greentree, with Greentree being the warrant holder. In accordance with ASC 815-40, the warrants are classified as equity and the relative fair value of approximately US$22,900 thousand was recognized gradually over the service term from February 15, 2022 to December 31, 2022. As of December 31, 2022, US$22,900 thousand was recognized as additional paid-in capital. The estimated fair value is determined using the Black-Scholes Option Pricing Model which is based on the value of the underlying ordinary share at the valuation measurement date, the remaining contractual term of the warrants, risk-free interest rates, expected dividends and expected volatility of the price of the underlying ordinary share.

The Company used the following assumptions to estimate the fair value of warrants granted under the financial advisory agreement for the year ended December 31, 2022:

February 15, 2022

Risk-free interest rate	1.72%
Expected volatility	60.00%
Expected term (in years)	5
Expected dividend yield	0.00%

I-Bankers Warrants

The following table summarizes the changes in the number of warrants outstanding during the year ended December 31, 2023:

		Weighted average	Total
	Number	unit price	price

Balance of warrants - December 31, 2022	414,000	$12	$4,968,000
Cancelled	-	-	-
Expired	-	-	-
Balance of warrants – December 31, 2023	414,000	$12	$4,968,000

On December 9, 2021, JWAC issued warrants to purchase 414,000 shares of Class A Common Stock, exercisable at $12.00 per share (the “Representative’s Warrants”), to I-Bankers in connection with its services as the representative of the underwriters for the IPO and as a result of the full exercise of the over-allotment option. The fair value of Representative’s Warrants was estimated to be approximately $1,087 thousand (or $2.626 per warrant) using the Black-Scholes option-pricing model. Upon completion of the Business Combination, all of the Representative’s Warrants were exchanged for a substantially similar warrant to purchase an equal number of Chijet Motor Ordinary Shares on the same terms and conditions as the original warrant, exercisable at $12.00 per share for five years.

The Company used the following assumptions to estimate the fair value of warrants granted for the year ended December 31, 2021:

December 9, 2021

Risk-free interest rate	1.18%
Expected volatility	35.00%
Expected term (in years)	5
Expected dividend yield	0.00%

(b)	Treasury stock

Chijet Inc. entered into unsecured promissory notes (the “Promissory Notes”) in the principal amount of US$1,380 thousand and US$1,180 thousand with JWAC on December 5, 2022. and March 6, 2023, respectively. The Promissory Note were non-interest-bearing and payable in cash upon the earlier of the closing of the Company’s Business Combination and date of liquidation of JWAC. According to the letter signed by JWAC and Chijet Inc. on June 1, 2023, JWAC repaid US$500 thousands by delivering 47,541 shares of its Class A common stock (“JWAC Common Stock”), par value US$0.0001 per share, each share valued at the Redemption Price and US$2,060 thousands in cash to Chijet Inc. As a result of the Share Exchange, Chijet Inc.’s investment in JWAC has been changed to the investment in Chijet Motor, Chijet Inc.’s own parent company. The effect in essence is that a subsidiary, Chijet Inc., holds an investment in its parent company’s (Chijet Motor) ordinary share. According to presentation guidance in ASC 810-10-45-5, these 47,541 shares have been transferred to treasury shares of the Company.

(c)	Statutory Reserves and Restricted Net Asset

The Company’s PRC subsidiary is restricted in its ability to transfer a portion of its net assets to the Company. The payment of dividends by entities organized in the PRC is subject to limitations, procedures, and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in PRC.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with PRC GAAP. Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion, production, or increase in registered capital but are not distributable as cash dividends.

For the years ended December 31, 2023 and 2022, the PRC Entities appropriated the statutory reserves of nil and nil, respectively. As of December 31, 2023 and December 31, 2022, the accumulated balance of the statutory reserves was US$6,656 thousand (RMB43,707 thousand).

In accordance with the safety production regulations, the Company’s subsidiaries in China have to make appropriations as a special reserve which will only be used for the enhancement of safety production environment and improvement of facilities. As of December 31, 2023 and December 31, 2022, the accumulated balance of special reserves, which is included in the accumulated deficit, was approximate US$574 thousand (RMB4,064 thousand) and US$574 thousand (RMB3,869 thousand), respectively.

Because the Company’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital, statutory reserves, special reserve and additional paid-in capital of the Company’s entities in the PRC. The aggregate amount of paid-in capital and additional paid-in capital, which is the amount of net assets of the Company’s entities in the PRC (mainland) not available for distribution, were US$148,301 thousand and US$170,956 thousand, as of December 31, 2023 and December 31, 2022, respectively. Therefore, in accordance with Rules 4-08 (e) (3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 are disclosed in Note 25.

21. INCOME TAXES

Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, Chijet Motor is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

The Company’s subsidiary, Baoya Technology Holdings Limited is incorporated in the BVI and under the current laws of the BVI, Baoya Technology Holdings Limited is not subject to tax on income or capital gain. In addition, payments of dividend by the subsidiary to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary, Baoyaev Group Limited, is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the first HKD $2.0 million assessable profits will be subject to an 8.25% lower tax rate and remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

The PRC

The Company’s subsidiaries that are each incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the new PRC Enterprise Income Tax Laws (“PRC Income Tax Laws”) effective from January 1, 2008. Pursuant to the PRC Income Tax Laws, the Company’s PRC subsidiaries are subject to a CIT statutory rate of 25%.

Composition of income tax benefits for the periods presented are as follow:

	December 31, 2023	December 31, 2022	December 31, 2021
	US$’000	US$’000	US$’000

Current income tax expenses (benefits)	-	-	-
Deferred income tax expenses (benefits)	-	-	-
Income tax expenses	-	-	-

Reconciliations of the income tax expenses (benefits) computed by applying the PRC statutory income tax rate of 25% to the Company’s income tax expenses of the years presented are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
	US$’000	US$’000	US$’000

Loss before income tax expenses	(98,501)	(111,518)	(62,552)
Income tax benefits computed at the PRC statutory income tax rate of 25%	(24,625)	(27,880)	(15,638)
Effect of exempted revenue on taxes	-	(6)	(17,352)
Effect of additional deduction for qualified R&D expenses	(2,040)	(2,222)	(2,313)
Effect of changes in asset value	1,711	1,068	1,999
Non-deductible expenses	154	5,657	182
Changes in valuation allowance and others	24,800	23,383	33,122
Income tax expenses	-	-	-

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent loss and forecasts of future profitability. These assumptions require significant judgment, and the forecasts of future taxable income are consistent with the plans and estimates the Company is using to manage the underlying businesses. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

The Company’s deferred tax assets (liabilities) consisted of the following components:

	December 31, 2023	December 31, 2022	December 31, 2021
	US$’000	US$’000	US$’000
Deferred tax assets
Net operating loss carryforwards	140,835	154,881	179,577
Accrued warranty	51	80	72
Accrued expenses	11,095	11,559	9,984
Investment loss	695	575	627
Inventory impairment	3,029	4,139	6,435
Fixed assets impairment provision	973	1,868	1,757
Bad debts	80	-	24
Accrued payroll	13,088	15,228	18,640
Depreciation	-	-	360
Subtotal	169,846	188,330	217,476

Fair value change of fixed assets	(10,321)	(12,272)	(14,337)
Fair value change of intangible assets	(3,763)	(3,979)	(4,433)
Total deferred tax liabilities	(14,084)	(16,251)	(18,770)

Net deferred tax assets	155,762	172,079	198,706
Less: valuation allowance	(155,762)	(172,079)	(198,706)
Deferred tax assets, net of valuation allowance	-	-	-

A valuation allowance is provided against deferred tax assets when the Company determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future.

The Company has tax losses arising in Mainland China of US$563,338,599 (RMB3,999,647,720) that will expire in one to ten years for deduction against future taxable profits.

22. RELATED PARTIES

The principal related parties with which the Company as of December 31, 2023 presented are as follows:

(a)	Relationship:

Name of Entity or Individual	Relationship with the Company
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	Significantly influenced by the Company
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd	Significantly influenced by the Company
Zhang Jiannong	Shareholder
Wang Qingjun	Shareholder
Euroamer Kaiwan Technology Company Limited	Shareholder
Mu Hongwei	Principal Owner/Director
John Chiang	Independent Director
Simon Pang	Independent Director
Wen Li	Independent Director
Ying Liu	Independent Director
China FAW Co., Ltd.	Non-controlling interest shareholder
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	Non-controlling interest shareholder
Yantai Guofeng Investment Holding Group Co., Ltd.	Affiliate of non-controlling interest shareholder
Nanjing Shengnuo Biotechnology Industry Company Ltd	Affiliate of non-controlling interest shareholder
Qiming Information Technology Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Bestune Car Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW-Volkswagen Automobile Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Mould Manufacturing Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Logistics (Changchun Lushun) Storage and Transportation Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Logistics Co., Ltd.	Affiliate of non-controlling interest shareholder
Changchun FAW International Logistics Co., Ltd.	Affiliate of non-controlling interest shareholder
China FAW Technology Center	Affiliate of non-controlling interest shareholder
China FAW Group Co., Ltd.	Affiliate of non-controlling interest shareholder
China FAW Group Import & Export Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Finance Co., Ltd.	Affiliate of non-controlling interest shareholder
Changchun Wisdom Bus Branch of FAW Jiefang Automobile Co., Ltd.	Affiliate of non-controlling interest shareholder
Shandong Zhanpuce Management Consulting	Significantly influenced by non-controlling interest shareholder
Shandong Jiankangdadi Enterprise Management Consulting Co., Ltd	Significantly influenced by non-controlling interest shareholder
Jinan Haiyun Investment Consulting Co., Ltd	Significantly influenced by non-controlling interest shareholder
Machinery Industry Ninth Design and Research Institute Co., Ltd.	Significantly influenced by non-controlling interest shareholder
FAW Bus (Dalian) Co., Ltd.	Significantly influenced by non-controlling interest shareholder

(b)	The following table consists of the total amount of transactions that have been entered into with related parties:

i)	Balance Sheets

	As of December 31, 2023
	US$’000
	Accounts receivable	Other current assets	Amounts due from related parties	Accounts payable	Contract liabilities	Accruals and other current liabilities to related parties	Loans attributable to related parties
Significantly influenced by the Company
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	-	421	-	-	-	3	-
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd	-	1,847	-	-	-	-	-

Independent Directors
John Chiang	-	15	-	-	-	13	-
Simon Pang	-	15	-	-	-	13	-
Wen Li	-	15	-	-	-	13	-
Ying Liu	-	15	-	-	-	13	-

Non-controlling interest shareholder
China FAW Co., Ltd.	3	-	48,699	184	-	-	-
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	-	-	-	-	-	1,142	3,906

Affiliate of non-controlling interest shareholder
Yantai Guofeng Investment Holding Group Co., Ltd.	-	-	-	-	-	30,542	104,227
Nanjing Shengnuo Biotechnology Industry Company Ltd	-	-	-	-	-	69	1,127
Qiming Information Technology Co., Ltd.	-	-	-	81	-	111	-
FAW Bestune Car Co., Ltd.	164	-	-	75	-	-	-
FAW-Volkswagen Automobile Co., Ltd.	16	-	-	-	-	-	-
FAW Mould Manufacturing Co., Ltd.	-	-	-	39,996	-	-	-
FAW Logistics (Changchun Lushun) Storage and Transportation Co., Ltd.	-	-	-	2,712	-	91	-
FAW Logistics Co., Ltd.	-	-	-	2,779	-	-	-
Changchun FAW International Logistics Co., Ltd.	-	-	-	374	-	631	-
China FAW Group Co., Ltd.	-	-	-	-	-	25,204	-
China FAW Group Import & Export Co., Ltd.	25	-	-	83	119	26	-
FAW Finance Co., Ltd.	-	-	-	-	-	20,565	162,181
Changchun Wisdom Bus Branch of FAW Jiefang Automobile Co., Ltd.	-	-	-	-	1,527	-	-

Significantly influenced by non-controlling interest shareholder
Shandong Jiankangdadi Enterprise Management Consulting Co., Ltd	-	-	-	-	-	21	563
Jinan Haiyun Investment Consulting Co., Ltd	-	-	-	-	-	34	1,408
Machinery Industry Ninth Design and Research Institute Co., Ltd.	-	-	-	878	-	-	-
FAW Bus (Dalian) Co., Ltd.	-	-	-	-	758	-	-

Other	-	458	49	30	79	4	-

Total	208	2,786	48,748	47,192	2,483	78,495	273,412

	As of December 31, 2022
	US$’000
	Accounts receivable	Other current assets	Amounts due from related parties	Accounts payable	Contract liabilities	Accruals and other current liabilities to related parties	Loans attributable to related parties
Significantly influenced by the Company
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	-	760	-	204	-	3	-
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd	-	1,409	-	1,127	-	-	-

Shareholder
Zhang Jiannong	-	-	-	-	-	657	-

Principal Owner/Director
Mu Hongwei	-	-	-	-	-	244	-

Shareholder
Wang Qingjun	-	-	-	-	-	287	-

Non-controlling interest shareholder
China FAW Co., Ltd.	114	-	59,928	261	-	-	-
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	-	-	-	-	-	810	4,890

Affiliate of non-controlling interest shareholder
Yantai Guofeng Investment Holding Group Co., Ltd.	-	-	-	-	-	21,489	107,279
Qiming Information Technology Co., Ltd.	-	-	-	869	-	631	-
FAW Bestune Car Co., Ltd.	756	-	-	302	-	-	-
FAW Mould Manufacturing Co., Ltd.	-	10	-	41,612	-	-	-
FAW Logistics (Changchun Lushun) Storage and Transportation Co., Ltd.	-	-	-	2,791	-	94	-
FAW Logistics Co., Ltd.	-	-	-	2,861	-	-	-
Changchun FAW International Logistics Co., Ltd.	-	-	-	385	-	650	-
China FAW Group Co., Ltd.	-	-	-	-	-	25,942	-
China FAW Group Import & Export Co., Ltd.	-	-	-	86	11	27	-
FAW Finance Co., Ltd.	-	-	-	-	-	13,780	166,930
Changchun Wisdom Bus Branch of FAW Jiefang Automobile Co., Ltd.	-	-	-	-	51	-	-

Significantly influenced by non-controlling interest shareholder
Machinery Industry Ninth Design and Research Institute Co.,Ltd.	-	-	-	1,281	-	-	-
FAW Bus (Dalian) Co., Ltd.	-	-	-	-	781	-	-

Other	-	480	91	1,110	69	909	-

Total	870	2,659	60,019	52,889	912	65,523	279,099

ii)	Operations

	For the year ended December 31,2023			For the year ended December 31,2022			For the year ended December 31,2021
	US$’000			US$’000			US$’000
	Sales of goods	Purchase of goods	Interest Expense	Sales of goods	Purchase of goods	Interest Expense	Sales of goods	Purchase of goods	Interest Expense
Significantly influenced by the Company
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	-	177	-	-	941	-	-	1,705	-
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd	676	2,598	-	316	2,803	-	362	3,307	-

Shareholder
Wang Qingjun	-	-	15	-	-	-	-	-	-
Euroamer Kaiwan Technology Company Limited	-	-	22	-	-	-	-	-	-

Non-controlling interest shareholder
China FAW Co., Ltd.	518	-	-	100	108	-	-	631	-
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	-	-	203	-	-	245	-	-	256

Affiliate of non-controlling interest shareholder
Yantai Guofeng Investment Holding Group Co., Ltd.	-	-	6,894	-	-	7,239	-	-	8,545
Nanjing Shengnuo Biotechnology Industry Company Ltd	-	-	70	-	-	-	-	-	-
Qiming Information Technology Co., Ltd.	-	213	-	-	248	-	-	354	-
FAW Bestune Car Co., Ltd.	145	1	-	1,790	391	-	7,822	9,297	-
FAW-Volkswagen Automobile Co., Ltd.	108	-	-	224	-	-	316	-	-
Faw Logistics Co. Ltd	-	-	-	-	-	-	-	42	-
China FAW Technology Center	243	-	-	756	-	-	412	-	-
China FAW Group Co., Ltd.	-	-	-	-	429	-	-	-	-
China FAW Group Import & Export Co., Ltd.	380	-	-	1,824	157	-	6,332	187	-
FAW Finance Co., Ltd.	-	-	7,510	-	-	7,240	-	-	7,295
Changchun Wisdom Bus Branch of FAW Jiefang Automobile Co., Ltd.	333	-	-	1,898	-	-	-	-	-

Significantly influenced by non-controlling interest shareholder
Shandong Zhanpuce Management Consulting	-	-	12	-	-	-	-	-	-
Shandong Jiankangdadi Enterprise Management Consulting Co., Ltd	-	-	21	-	-	-	-	-	-
Jinan Haiyun Investment Consulting Co., Ltd	-	-	34	-	-	-	-	-	-
Machinery Industry Ninth Design and Research Institute Co., Ltd.	-	-	-	-	-	-	39	10,160	-

Other	-	19	-	-	1,052	-	-	625	-

Total	2,403	3,008	14,781	6,908	6,129	14,724	15,283	26,308	16,096

(c)	The following table consists of the financing that have been entered into with related parties:

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Affiliate of non-controlling interest shareholder
Yantai Guofeng Investment Holding Group Co., Ltd.(i)	104,227	107,279
Nanjing Shengnuo Biotechnology Industry Company Ltd. (ii)	1,127	-
FAW Finance Co., Ltd. (iii)	162,181	166,930

Non-controlling interest shareholder
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd. (iv)	3,906	4,890

Significantly influenced by non-controlling interest shareholder
Shandong Jiankangdadi Enterprise Management Consulting Co., Ltd (v)	563	-
Jinan Haiyun Investment Consulting Co., Ltd (vi)	1,408	-
Total	273,412	279,099

(i)	In December 2019, Shandong Baoya entered loans with Yantai Guofeng Investment Holding Group Co., Ltd. The loans are bearing an interest rate of 6.5%. Pursuant to the loan agreements, if Shandong Baoya met certain development conditions, part of the loan could be transferred to a government subsidy, and the relevant interest will be waived. For the years ended December 31, 2023 and 2022, the principal amount converted to government subsidies were both nil.

(ii)	In May 2023, Shandong Baoya entered loans with Nanjing Shengnuo Biotechnology Industry Company Ltd. The loans are bearing an interest rate of 10%. The loans were originally mature in three months. The due dates were further extended twice in July 2023 and January 2024 for repayment and the loans will be due in July 2024 according to the latest agreement.

(iii)	During May 2020, FAW Jilin entered pledged loans with FAW Finance Co., Ltd. The loans are bearing rate of 3.915%. The loans will mature gradually from 2022 to 2025. Pursuant to the agreements, FAW Jilin will make four installment payments of US$40,545,289 (RMB287,867,500) each for the remaining principal balance. On November 1, 2022, the Company FAW Jilin defaulted on this pledged loan. As a result, pursuant to the agreement, there will be penalties for unpaid interest, and the remained unpaid principal was not due immediately, and the annual interest rate for the default principal increased to 5.0895% from 3.915%. The following table illustrates the carrying amount of the loan and the buildings, machine and equipment, and land use right, pledged by the Company to secure the borrowings as of December 31, 2023 and December 31, 2022.

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Collateralized by the FAW Jilin factory and land use right with the carrying value of US$64,942 thousand (RMB 461,080 thousand) and USD 71,312 thousand (RMB 491,909 thousand), as of December 31, 2023 and 2022.	49,297	50,740
It is collateralized by the machinery and equipment, mold and tooling, other logistic equipment of FAW Jilin with carrying value of USD 25,702 thousand (RMB 182,485 thousand) and USD 39,108 thousand (RMB 269,767 thousand) as of December 31, 2023 and 2022.	97,870	100,736
Credit loan, no collateralized items.	15,014	15,454
Total	162,181	166,930

Maturity date	The loans will mature gradually from 11/1/2022 to 11/1/2025.
Interest Rate and default rate	The loans bear an annual interest rate of 3.915% and the interest rate for the default principal is 5.0895%
Interest expense	The interest expenses were US$7,510 thousand (RMB 53,126 thousand), US$7,240 thousand (RMB 48,773 thousand) and US$7,295 thousand (RMB 46,365 thousand) for the years ended December 31, 2023, 2022 and 2021 respectively.

(iv) In 2016, Dezhou Yarui entered into a related party pledged loan with Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd. (“Dezhou Jingtai”). The loan was originally due on October 31, 2026. While in March 2022, pursuant to the loan agreement, this related party filed in court to request the Company to repay the loan in advance. As a result, in April 2022, the Company reached a settlement agreement with this related party. Pursuant to the settlement agreement, the outstanding balance of US$4,750,771 (RMB33,730,000) will bear an annual interest rate of 4.9% and will be repaid through four installments, with each payment amount of US$1,187,693 (RMB8,432,498) on and before August 1, 2024. As of the March 24, 2023, the Company partially paid the first installment, which is due on February 1, 2023. In August 2023, Dezhou Yarui further entered a loan agreement with Dezhou Jingtai to settle remaining payment due. The following table illustrates the carrying amount of the loan and the machine and equipment pledged by the Company to secure the borrowings as of December 31, 2023 and December 31, 2022.

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Collateralized by buildings, machinery and equipment, land use right of Dezhou Yarui. The carrying amounts of machinery and equipment pledged to secure the borrowings as of December 31, 2023 and 2022 were US$586 thousand (RMB 4,159 thousand) and US$ 844 thousand (RMB 5,821 thousand) respectively. The carrying amount of buildings and land use right pledged to secure the borrowings as of December 31, 2023 and 2022 were US$1,780 (RMB 12,640) and nil respectively.	3,906	4,890

Maturity date	The outstanding balance will be repaid through 4 installments, which due date are 4 installments start from February 1, 2023 and ends on August 1, 2024.
Interest Rate	The loans bear an annual interest rate of 4.9%
Interest expense (One loan thus no weighted average rate)	The interest expenses were US$203 thousand (RMB1,437 thousand), US$245 thousand (RMB1,653 thousand) and US$256 thousand (RMB1,627 thousand) for the years ended December 31, 2023, 2022 and 2021 respectively.
Others	For the year ended December 31,2023, the Company has paid US$848 thousand (RMB6,000 thousand). The Company is currently in the process of working with this related party to extend the due date to repay the remaining balance.

(v) In August and October 2023, Shandong Baoya entered two loans with Shandong Jiankangdadi Enterprise Management Consulting Co., Ltd. The loans are bearing an interest rate of 10%. The total loans were US$563 thousand (RMB 4,000 thousand), in which the due date of US$423 thousand (RMB 3,000 thousand) was December 31, 2023. The Company has signed the agreement in January 2024 to extend the due date by six months. The due date of the remaining US$141 thousand (RMB 1,000 thousand) is extended from April 24, 2024 to October 23, 2024, and the interest rate is decreased from 10% to 8%.

(vi) In August and September 2023, Shandong Baoya entered two loans with Jinan Haiyun Investment Consulting Co., Ltd. The loans bear an interest rate of 10%. The total loans were US$1408 thousand (RMB 10,000 thousand), in which the due dates were August 22, 2024 and September 24, 2024, respectively (the interest rate is updated to 8%).

(d) Compensation to independent directors

The following table consists of the number of shares and the total amount of compensation to independent directors:

	December 31, 2023
	Issued shares	Cash
		US$’000

John Chiang	5,000	$37.5
Simon Pang	5,000	$37.5
Wen Li	5,000	$37.5
Ying Liu	5,000	$37.5
Total	20,000	$150

The Company appointed four independent directors and offered each of the director a compensation amounting to USD$100 thousand per year. USD$50 thousand of the compensation is paid in cash and USD$50 thousand is paid by the Company’s stock equivalent. On March 30, 2023, the offer letter had taken effective officially. The compensation is payable in arrears on a semi-annual basis, which each time including USD$25 thousand in cash and valued at USD$25 thousand in the Company’s stock. On June 1, 2023, the Company issued to each independent director 5,000 ordinary shares of Chijet under the award plan. With the mutual understanding between the Company and the four independent directors, the share price of the 5,000 awarded ordinary shares is USD$10 per share. As of December 31, 2023, the Company had accrued US$200 thousand compensation cost and US$60 thousand prepaid expenses.

23. COMMITMENTS AND CONTINGENCIES

Commitments

(a)	Capital commitments

As of December 31, 2023, the Company had several capital commitments with a total contract amount of US$29,429 thousand (RMB208,946 thousand), where US$23,601 thousand (RMB167,563 thousand) is due within one year. The capital commitment includes but is not limited to construction, equipment, and molding and tooling.

(b)	Parts purchase commitment

During the year ended December 31, 2023, the Company entered into various trial production and development agreements for a total of US$10,196 thousand (RMB72,393 thousand). Pursuant to the agreements, the Company shall order a certain quantity in a certain period from the supplier. In addition, the Company shall pay an initial deposit upon receipt of the VAT invoice from the supplier. The remaining balance will be amortized based on certain units at the price of parts and components for certain periods after agreed-upon date. At the end of the period, when the tooling fee has not been fully amortized, the supplier will issue the VAT invoice to the Company for the residual balance.

As of the year ended December 31, 2023, the Company had various agreements with various suppliers for production and development. The balance of contractual commitment was approximately US$6,029 thousand (RMB 42,804 thousand) and US$25,700 thousand (RMB 177,300 thousand) as of December 31, 2023 and 2022, respectively. The Company expects to meet the commitment. However, the fulfillment of commitment cannot be guaranteed. If the Company cannot fulfill the commitment before the due date, there should be a loss to be recognized. However, the loss amount, if any, cannot be reasonably estimated as of December 31, 2023.

Contingencies

(a)	Legal proceedings

The Company records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews the need for any such liability on a regular basis.

FAW Jilin was subject to ongoing legal proceedings arising from disputes of contracts entered into prior to the Company’s acquisition of FAW Jilin in December 2019. These legal proceedings include the CO23 and other models in FAW Jilin’s EOP project. In recent years, there have been several litigations arising from the Company not being able to complete the agreed-upon payments for the auto molding that have not been produced for a long time, as well as not being able to fulfill certain settlement agreements arising from the corporate reorganization that entered from 2020 up to today. As of December 31, 2023, most of these legal proceedings were settled. The settlement amounts were either paid or accrued in the relative liability accounts as of December 31, 2023 and 2022.

The unpaid contract amounts that the Company assumed from FAW Jilin Acquisition were included in the Company’s assets and liabilities. The Company has recorded any material accrual for expected loss payments with respect to these cases as of December 31, 2023 and 2022. In addition to the indemnification of the Retained Assets and Liabilities the Company obtained from China FAW Group Corporation (“FAW Group”), FAW Group also agreed in the FAW Jilin Acquisition Agreement that, it will indemnify damages and loss arising from the following case:

In 2017, FAW Jilin’s three independent dealers in Beijing have been fined a total of US$5,350 thousand (RMB34,000 thousand) by Beijing’s Chaoyang District Market Supervision Administration for selling vehicles that failed to meet emission standards. As the third party, FAW Jilin has not been judged to be liable for joint and several compensations, but as the manufacturer, FAW Jilin may faces the risk of being claimed by the dealer. In March 2023, all parties involved reached a mutual agreement. Based on the agreement, FAW Group paid the administrative penalty on behalf of the three independent dealers. Also, FAW Group compensated for the Company’s cost related to this lawsuit of approximately US$153 thousand (RMB1,115 thousand).

In March 2023, one unrelated third party, who is the holder of accounts payable of FAW Jilin’s mold suppliers filed a lawsuit in district court against FAW Jilin, claiming FAW Jilin failed to pay the outstanding bills, in the amount of approximately US$1,819 thousand (RMB12,547 thousand). In November 2023, the Company has completed the payment.

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business, such as disputes with landlords, suppliers, employees, etc. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any of such matters will have a material adverse effect on the consolidated balance sheets, comprehensive loss, or cash flows on an individual basis or in the aggregate. As of December 31, 2023 and 2022, other than as disclosed above, the Company is not a party to any material legal or administrative proceedings.

24. SUBSEQUENT EVENT

The Company has evaluated subsequent events and transactions that occurred after the balance sheet date through the date the financial statements were issued, with no material events or transactions needing recognition or disclosure found.

25. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. For the parent company, the Company records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments – Equity Method and Joint Ventures. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of operations.

The Company did not pay any dividend for the periods presented. As of December 31, 2023 and 2022, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

As of December 31, 2023 and 2022, the parent company’s share of losses of an investee exceeds the carrying amount of an investment accounted for by the equity method. As a result, the parent company discontinued applying the equity method in accordance with ASC 323-10-35-20.

On June 1, 2023, the Company consummated the business combination and Chijet Motor has become the parent company of Chijet (Note 1(b)). The condensed financial information for the year ended December 31, 2023 was prepared with Chijet Motor as the parent company. And for the years ended December 31, 2022 and 2021, the condensed financial information was prepared with Chijet Inc., as the parent company.

PARENT COMPANY CONDENSED BALANCE SHEETS

(Amounts in thousands of US$, except for number of shares and per share data)

	December 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	$48	$23
Other current assets	8,765	-
Other current assets from related parties	60	-
Promissory Notes receivable	-	1,380
Total current assets	8,873	1,403

Total assets	$8,873	$1,403

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Amounts due to related parties	$-	$8
Accruals and other current liabilities to related parties	50	-
Promissory Notes receivable	-	1,380
Accruals and other current liabilities	5,274	-
Total current liabilities	5,324	1,388

Total liabilities	5,324	1,388

Shareholders’ Equity
Ordinary share	-	27
Additional paid-in capital	30,041	-
Accumulated deficit	(26,492)	(12)

Total shareholders’ equity	3,549	15

Total liabilities and shareholders’ equity	$8,873	$1,403

PARENT COMPANY CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands of US$, except for number of shares and per share data)

	For the year ended	For the year ended	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021

Revenues	$-	$-	$-
Cost of revenues	-	-	-
Gross loss	-	-	-

Operating expenses:

Selling, general and administrative	3,592	577	8
Total operating expenses	3,592	577	8

Loss from operations	(3,592)	(577)	(8)

Other income	-	600	-
Interest income	-	-	-
Total other income, net	-	600	-

(Loss) income from operations before income taxes	(3,592)	23	(8)

Provision for income tax benefits (expenses)	-	-	-

Net (loss) income	(3,592)	23	(8)

Other comprehensive income (loss)	-	-	-

Comprehensive (loss) income	$(3,592)	$23	$(8)

PARENT COMPANY CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands of US$, except for number of shares and per share data)

	For the year ended	For the year ended	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021

Cash flows from operating activities
Net (loss) income	$(3,592)	$23	$(8)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Share-based compensation expenses	3,171	-	-
Changes in operating assets and liabilities:
Amounts due from related party	(90)	-	-
Amounts due to related party	-	-	8
Other current assets from related parties	(60)	-	-
Accrual and other current liabilities	136	-	-
Accruals and other current liabilities to related parties	50	-	-
Other liabilities	83	-	-
Net cash (used in) provided by operating activities	(302)	23	-

Cash flows from investing activities:
Issuance of Promissory Notes receivable	-	(1,380)	-
Net cash used in investing activities	-	(1,380)	-

Cash flows from financing activities:
Proceeds from Promissory Notes Payable	-	1,380	-
Proceeds from exercise of warrants	600	-	-
Payments for reverse recapitalization and ordinary shares issuance costs	(250)	-	-
Net cash provided by financing activities	350	1,380	-

Net change in cash, cash equivalents, and restricted cash	48	23	-

Cash, cash equivalents, and restricted cash, beginning of period	-	-	-

Cash, cash equivalents, and restricted cash, end of period	$48	$23	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid for interest	$-	$-	$-
Cash paid for taxes	$-	$-	$-

