Form 20-F
period 2024-12-31
Chijet Motor Company, Inc.
filed 2025-05-15
CIK 1957413

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Shandong, CN-37 264006

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Ordinary shares, par value $0.003 per share	CJET	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 4,830,811 class A ordinary shares, par value $0.003 per share issued and outstanding as of December 31, 2024.

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

CHIJET MOTOR COMPANY, INC.

ANNUAL REPORT ON FORM 20-F

i

INTRODUCTION

Chijet Motor Company, Inc. (“Chijet Motor”) is a Cayman Islands exempted company structured as a holding company. We are engaged in the research and development, production and sales of new energy vehicles. New energy vehicles, or NEVs, refers to plug-in electric vehicles including battery electric vehicles, plug-in hybrid (PHEV) electric vehicles and fuel cell electric vehicles. Our mission is to produce vehicles with efficient exhaust emissions, improve air quality, and benefit users and the environment. We conduct our operations in mainland China through Baoya New Energy Vehicle Co., Ltd., a Peoples Republic of China (“PRC”) company (“Shandong Baoya”) and its subsidiaries. Our wholly owned subsidiary, Chijet Inc., a Cayman Islands exempted company structured as a holding company, indirectly holds an over 85% interest in Shandong Baoya. indirectly holds an over 60% interest in FAW Jilin Automobile Co., Ltd. (‘FAW Jilin.”).

We completed a reorganization (the “Reorganization”) in June 2023 and became a public company upon us with Jupiter Wellness Acquisition Corp. (“JWAC”), a Delaware corporation, Our website is www. chijetmotors.com. The information on our website is not incorporated by reference into this annual report.

ii

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

In addition, the new and rapidly changing nature of the new energy vehicles industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

iii

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Risks Related to Doing Business in Mainland China

Chijet Motor is not an operating company in China, but a Cayman Islands holding company with operations mainly conducted by its subsidiaries in mainland China. As used in this annual report, “we,” “us,” “our company,” “the Company” or “our” refers to Chijet Motor Company Inc. and its subsidiaries.

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in mainland China and the complex and evolving PRC laws and regulations. For example, we face risks associated with the fact that the PRC government has significant authority in regulating our operations and may influence or intervene in our operations at any time, regulatory approvals on offerings conducted overseas by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions, and oversight on data security. These risks could result in a material adverse change in our operations and the value of our Class A ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become of little or no value. For a detailed description of risks related to doing business in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in mainland China.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become of little or no value. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in mainland China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our Class A ordinary shares.”

Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, which may also exist in other jurisdictions, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in mainland China—There may be changes from time to time in the interpretation and application of the laws of mainland China, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our Class A ordinary shares.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries in mainland China. Our operations in mainland China are governed by PRC laws and regulations. As of the date of this annual report, as advised by King&Wood Mallesons, we have obtained all of the requisite licenses and permits from the PRC government authorities that are material for our business operation. However, we may be required to obtain additional licenses, permits, filings or approvals for our products and services in the future. If (i) we fail to obtain, maintain or renew the relevant licenses, permits, filings or approvals, (ii) we inadvertently conclude that such licenses, permits, filings or approvals are not required, while they actually are required, or (iii) we are required to obtain the relevant approval or complete other filing procedures as a result of changes of applicable laws, regulations or interpretations thereof but fail to do so, as the case may be, the competent PRC government authorities may have the power to, among other things, levy fines, confiscate our income, revoke our licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by government authorities may have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A ordinary shares. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.”

Permissions Required from the PRC Authorities for Overseas Securities Offerings

On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, (i) operators of critical information infrastructure that intend to purchase network products and services and online platform operators that conduct data processing activities, in each case that affect or may affect national security, and (ii) operators of network platforms seeking listing abroad that are in possession of more than one million users’ personal information must apply for a cybersecurity review. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including without limitation, risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments in relation to a listing abroad. If we are required to go through a cybersecurity review, we face uncertainties as to whether we will be able to timely complete the review, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, and materially and adversely affect our business and results of operations.

As of the date of this annual report, we are not in possession of more than one million users’ personal information. However, if we plan to list our securities on other foreign exchanges in the future, and if by that time the amount of users’ personal information we possess exceeds one million, we will be obligated to apply for a cybersecurity review. For detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data or failure to comply with applicable laws and regulations could have a material and adverse effect on our business and prospects.”

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or the Filing Rules. The Filing Rules took effect on March 31, 2023, when the CSRC started to accept filing applications. Under the Filing Rules, a filing-based regulatory system will apply to “indirect overseas offering and listing” of PRC domestic enterprises, which refers to such securities offering and listing in an overseas market made by an offshore entity based on the underlying equity, assets, earnings or other similar rights of a domestic enterprise which operates its main business domestically in mainland China. The Filing Rules apply to all overseas equity financing and listing activities of PRC domestic enterprises, including initial and follow-on offerings of shares, depository receipts, convertible corporate bonds, or other equity instruments and trading of securities in overseas market.

Any future capital raising activities such as follow-on equity or debt offerings, listing on other stock exchanges and going private transactions, may also be subject to the filing requirement with the CSRC. Failure to complete such filing procedures as required under the Filing Rules, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations. For detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in mainland China—We may be required to complete filing procedures with the China Securities Regulatory Commission in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023, signed into law on December 29, 2022, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The PCAOB had historically been unable to inspect our auditor in relation to their audit work” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our Class A ordinary shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibited from trading of the Class A ordinary shares, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.”

Cash and Asset Flows through Our Organization

Both Chijet Inc. and Chijet Motor are holding companies with no material operations of their own. We conduct a portion of our operations through our PRC subsidiaries. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries in China may allocate a portion of its after-tax profits, if any, based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by China’s State Administration of Foreign Exchange (“SAFE.”). Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. In the future we expect that our in-house vehicle manufacturing will be carried out primarily by Shandong Baoya and FAW Jilin. For more details, see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries, totaling US$148.31 million, US$148.30 million as of December 31, 2024 and 2023, respectively.

Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on the ability of us or our PRC subsidiaries to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risk related to the fund flows of our operations in China, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China- To the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies” and “- PRC regulation on loans to, and direct investment in, our PRC subsidiary by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of any financing in the U.S. to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the fiscal years ended December 31, 2024, 2023, and 2022, we provided funding to our PRC subsidiaries of $2.82 million, $7.15 million and nil, respectively.

In addition, funds are transferred among our PRC subsidiaries for working capital purposes, primarily between Shandong Baoya, our main operating subsidiary and its subsidiaries. The following table provides a summary of the distributions and working capital funds transferred between Shandong Baoya and its subsidiaries:

	Fiscal Years Ended December 31,
		In thousands USD $
	2024	2023	2022
Cash transferred to its subsidiaries from Shandong Baoya	$3,202	$3,917	$7,744
Cash transferred to Shandong Baoya from its subsidiaries	$1,251	$4,406	$9,612

The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2021 Revision, the “Provisions on Private Lending Cases”), which was implemented on January 1, 2021 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is in violations of mandatory provisions of laws or administrative regulations or (vi) the lending is in violations of public orders or good morals. The aforementioned circumstances do not exist in our PRC subsidiaries’ operations. As advised by our PRC counsel, King&Wood Mallesons, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. See “Item 4. Information on the Company - B. Business Overview - Regulation - Regulations Relating to Private Lending.”

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

For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our securities, see “Item 10. Additional Information—E. Taxation.” If any dividend is paid by our mainland China subsidiaries to us in the future, under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, dividends from our PRC subsidiaries to its non-PRC shareholders may be subject to a 10% withholding tax if such dividends are derived from profits. If we or our offshore subsidiaries are deemed to be a PRC resident enterprise (we do not currently consider Chijet Motor the withholding tax may be exempted, but we or our offshore subsidiaries will be subject to a 25% tax on our worldwide income, and our non-PRC enterprise investors may be subject to PRC income tax withholding at a rate of 10%.

Recent Events

Company acquired a new company named “Too Express”. “Too Express” is a delivery business company. The purpose of acquisition is seeking business synergy, CJET will develop deliver truck business in the future.

3.A. Risk

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

Summary of Risk Factors

The following summary description sets forth an overview of the material risks we are exposed to in the normal course of our business activities. The summary does not purport to be complete and is qualified in its entirety by reference to the full risk factor discussion immediately following this summary description. We encourage you to read the full risk factor discussion carefully. The occurrence of one or more of the events or circumstances described in this section, alone or in combination with other events or circumstances, may have a material adverse effect on our business, cash flows, financial condition and results of operations.

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

Risks Related to Ownership of Our Class A Ordinary Shares

In addition to the risks and uncertainties described above, we are subject to risk related to ordinary shares, including, but not limited to, the following:

●	We may not be able to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act of 2002.
●	If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.
●	Code Section 7874 may increase our U.S. affiliates’ U.S. taxable income or have other adverse consequences to us and our shareholders.
●	We are an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make its shares of common stock less attractive to investors.
●	The future exercise of registration rights may adversely affect the market price of Class A Ordinary Shares.
●	The market price of our securities may decline.
●	Nasdaq may delist our securities from trading on its exchange.

●	Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.
●	We do not expect to declare any dividends in the foreseeable future.
●	Our business and stock price may suffer as a result of our lack of public company operating experience and if securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our Ordinary Shares in an adverse manner, the price and trading volume of our Ordinary Shares could decline.
●	Our issuance of additional capital stock in connection with financings, acquisitions, investments, stock incentive plans or otherwise will dilute all other shareholders.

●	We will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.
●	Our financial results may vary significantly from period to period due to fluctuations in our operating costs, product demand, and other factors.

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

We have a history of operating losses and expect to incur significant additional operating losses.

We are an early-stage company, have a history of operating losses and negative operating cash flows. We incurred net losses of $69.01 million, $98.50 million and $111.52 million during the years ended December 31, 2024, 2023, and 2022, respectively. We expect that we will continue to incur operating and net losses for the medium term. The amount of future losses and when, if ever, we will achieve profitability are uncertain. In addition, even if we achieve profitability, there can be no assurance that we will be able to maintain profitability in the future. Our potential profitability is particularly dependent upon the penetration and growth of the market for our vehicles, parts, and technology, including solid-state batteries, in-wheel motors, and intelligent driving solutions, which may not occur at the levels we currently anticipate or at all.

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

The implementation of our M&A strategy, which requires the integration of our newly acquired company and its business, operations and employees with our own, involves significant risks, and the failure to integrate successfully may adversely affect our future results.

Any failure to successfully integrate the business, operations and employees of our newly acquired subsidiary, or to otherwise realize the anticipated benefits of this acquisition, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of differences in the business cultures between our companies. The challenges involved in integrating include:

●	Preserving customer, supplier and other important relationships

●	Integrating financial forecasting and controls, procedures and reporting cycles

●	Combining and integrating information technology, or IT, systems

●	Integrating employees and related HR systems and benefits, maintaining employee morale and retaining key employees

The benefits we expect to realize from this is, necessarily, based on projections and assumptions about the combined businesses of our company, and assume, among other things, Our projections and assumptions concerning this acquisition may be inaccurate, however, and we may not successfully integrate and our operations in a timely manner, or at all. We may also be exposed to unexpected contingencies or liabilities of the acquired company. If we do not realize the anticipated benefits of this transaction, our growth strategy and future profitability would be adversely affected.

●	The potential loss of key employees, customers, distributors, vendors and other business partners of the companies we acquire following and continuing after announcement of acquisition plans.

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

In May 2016, we secured two interest-free loans from non-financial institutions specifically for developing the electric vehicle industry in Xiangyang, PRC. The loans’ utilization was strictly limited to this purpose, with their maturity depending on the development’s progress. However, due to the COVID-19 pandemic and subsequent regulations, we were unable to meet the loan conditions or secure government subsidies to repay the loans by July 2022. Consequently, the loans were reclassified as current liabilities for the years 2023, and 2024, and we incurred a penalty of US$716,781 (RMB5.23 million), which is 5% of the land use rights cost, due to our default. The lender also reserved rights to demand compensation for losses, repurchase the land, and require repayment of any related government subsidies. As of May 15, 2025, no subsidies had been received. The principal amounts outstanding were approximately US$95.16 million (RMB 694.60 million) and US$97.83 million (RMB 694.60 million), respectively, as of December 31, 2024, and December 31, 2023. The variance primarily resulted from currency exchange rate fluctuations.

We are negotiating with the lender to extend the loan terms and are planning to expand production to fulfill the loan conditions. During the period ended December 31, 2024, we were unable to meet the conditions to apply for the government subsidies to repay the loans. In June 2023, we signed two pledge agreements with the lender. Pursuant to the pledge agreements, we pledged machinery and equipment, molds and tooling with a carrying value of approximately US$9.69 million, buildings with a carrying value of approximately US$14.37 million and land use rights with a carrying value of US$13.68 million to the government to secure the repayment of the principal and related interest on the aforementioned loans. See Note 17 of Notes to Consolidated Financial Statements, for more details of the loan agreements.

Additionally, in December 2019, Shandong Baoya entered into loan agreements with Yantai Guofeng Investment Holding Group Co., Ltd. The loans bear an annual interest rate of 6.5%. Pursuant to the loan agreements, if Shandong Baoya met certain development conditions, part of the loan could be waived and converted to a government subsidy, including interest on such portion. For the year ended December 31, 2024, no principal amount was converted to government subsidies. As of December 31, 2024, the outstanding principal were US$101.38 million. As of May 15, 2025, the outstanding principal and interest were US$140.22 million. As of December 31, 2024, Shandong Baoya was notified that Yantai Guofeng has transferred its creditor’s rights in Shandong Baoya to Yantai Public Transportation Co., Ltd (“Yantai Trans”).

On February 10, 2025, Yantai Trans filed an application for property preservation with the Yantai Intermediate Court, which resulted in the freezing of Shandong Baoya’s land use rights. The net value of the land use rights was US$25.64 million as of December 31, 2024.

We are in breach of certain loan agreements and may become in breach of other loan agreements in the future. If lenders enforce the pledge on certain of our properties, our business operation may be disrupted, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

We obtained loans from certain related parties and other institutions to fund our business operations. FAW Jilin, China FAW Corporation Limited (the minority shareholder of FAW Jilin) and its affiliate, FAW Finance Co., Ltd entered into a series of working capital loan agreements. The amount of these loans was RMB700 million (approximately US$95.90 million) on January 29, 2019, in the amount of RMB350 million (approximately US$47.95 million) on May 20, 2019, in the amount of RMB150 million (approximately US$20.55 million) on August 29, 2019, in the amount of approximately RMB270 million (approximately US$36.95 million) on October 29, 2019, in the amount of approximately RMB188 million (approximately US$25.73 million) on November 27, 2019, in the amount of approximately RMB87.4 million (approximately US$11.98 million) on December 13, 2019, each of the loans bears an annual interest rate of 3.915% with a term of one year. On January 23, 2020, the loan in the amount of RMB 700 million was extended for 12 months. On May 20, 2020, the parties entered into a supplemental agreement to the loan agreements, pursuant to which, FAW Jilin agreed to make four annual installment payments of US$39.44 million (RMB 287.87 million), for the remaining principal balance and pledged certain land use rights, buildings, machinery and equipment, molds and tooling and other logistics equipment of FAW Jilin. FAW Jilin failed to make the payments on November 1, 2022, November 1, 2023 and November 1, 2024. As of May 15, 2025, the aggregate outstanding principal and interest under such loans were US$189.26 million. See “Item 7. Major Shareholders and Related Party Transactions” and “Item 13. Defaults, Dividend Arrearages and Delinquencies” for more details and current status of the loan agreements. If FAW Finance Co., Ltd. enforces the pledge, we will be unable to continue the use of such land, buildings, machinery and equipment, and our business operation may be disrupted. We may be forced to suspend manufacturing or look for alternative manufacturing facilities, which could be time-consuming, and the alternative facilities may not be available at commercially acceptable terms, or at all. Consequently, our business, financial condition, results of operations and prospects could be materially and adversely affected.

In May 2016, we secured two interest-free loans from non-financial institutions specifically for developing the electric vehicle industry in Xiangyang, PRC. The loans’ utilization was strictly limited to this purpose, with their maturity depending on the development’s progress. However, due to the COVID-19 pandemic and subsequent regulations, we were unable to meet the loan conditions or secure government subsidies to repay the loans by July 2022. Consequently, the loans were reclassified as current liabilities for the years 2023, and 2024, and we incurred a default penalty of US$716,781 (RMB5.23 million) , which is 5% of the land use rights cost. The lender also reserved rights to demand compensation for losses, repurchase the land, and require repayment of any related government subsidies. As of May 15, 2025, no subsidies had been received. The principal amounts outstanding were approximately US$95.16 million (RMB 694.60 million) and US$97.83 million (RMB 694.60 million), respectively, as of December 31, 2024, and December 31, 2023. The variance primarily resulted from currency exchange rate fluctuations.

We are negotiating with the lender to extend the loan terms and are planning to expand production to fulfill the loan conditions. During the period ended December 31, 2024, we were unable to meet the conditions to apply for the government subsidies to repay the loans. In June 2023, the Company signed two pledge agreements with the lender. Pursuant to the pledge agreements, the Company pledged machinery and equipment, mold and tooling with a carrying value of approximately US$9.69 million, buildings with a carrying amount of approximately US$14.37 million and land use rights with a carrying value of US$13.68 million to the government to secure the repayment of the principal and related interest on the aforementioned loans. See Note 17 of Notes to Consolidated Financial Statements for more details of the loan agreements. If the lenders enforce the pledge, we will be unable to continue the use of such land, buildings, machinery and equipment, and our business operation may be disrupted. We may be forced to suspend manufacturing or look for alternative manufacturing facilities, which could be time-consuming, and the alternative facilities may not be available at commercially acceptable terms, or at all. Consequently, our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

If we are not able to successfully manage our growth strategy, our business operations and financial results may be adversely affected.

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

We may be unable to complete or operate our projects on a profitable basis.

Design and manufacture of our vehicles, and maintenance support for those vehicles, entails many risks, including:

●	failure to receive critical components and equipment that can be delivered on schedule,

●	loss of necessary rights to land access and use,

●	failure to receive quality and timely performance of third-party services,

●	increases in the cost of labor, equipment and materials needed to install or maintain projects,

●	permitting and other regulatory issues, license revocation and changes in legal requirements,

●	shortages of equipment or skilled labor,

●	unforeseen engineering problems,

●	failure of customers to accept or pay for our vehicles,

●	weather interferences, catastrophic events including fires, explosions, earthquakes, droughts and acts of terrorism,

●	accidents involving personal injury or the loss of life,

●	health or similar issues, such as a pandemic or epidemic, such COVID-19,

●	labor disputes and work stoppages,

●	mishandling of hazardous substances and waste, and

●	other events outside of our control.

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

Our business depend on experienced and skilled personnel and third-party engineering subcontractor resources, and if we lose key personnel or if we are unable to attract and integrate additional skilled personnel, it will be more difficult for us to manage our business and complete projects.

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

Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability, which could have a material adverse effect on our business, financial condition and results of operations.

In the ordinary course of business, we rely heavily on information technology networks and systems to process, transmit, and store information electronically, and to manage and support a variety of business processes and activities. Additionally, we collect and store certain data, including proprietary business information and customer and employee data, and may have access to other confidential information in the ordinary course of our business. Despite our cybersecurity measures (including monitoring of networks and systems, and maintenance of backup and protective systems) which are continuously reviewed and upgraded, our information technology networks and infrastructure may still be vulnerable to damage, disruptions, or shutdowns due to attacks by hackers or breaches, employee error or malfeasance, data leakage, power outages, computer viruses and malware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Further, the risk of potential cyberattacks by state actors or others have been heightened in connection with the ongoing conflict between Russia and Ukraine and it is uncertain how this new risk landscape will impact our operations. When geopolitical conflicts develop, government systems as well as critical infrastructures such as financial services and utilities may be targeted by state-sponsored cyberattacks even if they are not directly involved in the conflict.

We have not experienced and defended against threats to our systems and security (such as phishing attempts) to date. However, we could incur significant costs in order to investigate and respond to future attacks, to respond to evolving regulatory oversight requirements, to upgrade our cybersecurity systems and controls, and to remediate security compromise or damage. In response to past threats and attacks, we have implemented further controls and planned for other preventative actions to further strengthen our systems against future attacks. We cannot assure that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts following past or future attacks will be successful. Consequently, our financial performance and results of operations would be materially adversely affected.

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

Furthermore, our ability to manufacture our vehicles depends on continuing access to semiconductors and components that incorporate semiconductors. Currently we are experiencing a hard time for new energy car including a semiconductor supply shortage, such shortage could in the future have a material impact on us or our suppliers, which have delayed production or forced us or our suppliers to pay expensive or exorbitant rates for continued access to semiconductors and could have a material and adverse effect on our business, prospects, and results of operations. In addition, prices and transportation expenses for these materials fluctuate depending on many factors beyond our control, including fluctuations in supply and demand, currency fluctuations, tariffs and taxes, fluctuations and shortages in petroleum supply, freight charges, and other economic and political factors. the cost of manufacture increases in the prices for our materials or prices charged to us, such as those charged by battery cell or semiconductor suppliers, would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased prices. Any attempt to increase product prices in response to increased material costs could result in cancellations of orders and reservations and materially and adversely affect our brand, image, business, results of operations, prospects, and financial condition.

The success and growth of our business depends upon our ability to continuously and rapidly innovate, develop, and market new products, and there are significant risks related to future market adoption of our products. Our limited operating history of producing NEVs makes evaluating our business and future prospects difficult and may increase the risk of your investment.

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

Consumers may be less likely to purchase our products if they do not believe that our business will succeed or that our operations, including service and customer support operations, will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, to build, maintain, and grow our business, we must establish and maintain confidence among customers, suppliers, analysts, and other parties with respect to our liquidity, history of losses, and business prospects. Maintaining such confidence may be particularly difficult as a result of many factors, including our limited operating history in NEVs, others’ unfamiliarity with our products, , any delays in scaling production, delivery, and service operations to meet demand, competition, and our production and sales performance compared with market expectations. Many of these factors are largely outside of our control, and any negative perceptions about our business prospects, even if exaggerated or unfounded, would likely harm our business and make it more difficult to raise additional capital in the future.

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

The automobile industry is characterized by significant barriers to entry, including large capital requirements, investment costs of developing, designing, manufacturing, and distributing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements, establishing a brand name and image, and the need to establish sales and service locations. Since we are focused on electric vehicles, we face a variety of added challenges to entry that a traditional automobile manufacturer would not encounter, including additional costs of developing and producing an electric power train that has comparable performance to a traditional gasoline engine in terms of range and power, inexperience with selling and servicing electric vehicles, regulations associated with the transport of batteries, the need to establish or provide access to sufficient charging locations, and unproven high-volume customer demand for fully electric vehicles. If we are not able to overcome these barriers, our business, prospects, results of operations, and financial condition will be negatively impacted, and our ability to grow our business will be harmed.

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

We have incurred net losses each year since our inception. As of December 31, 2024, we had working capital deficit of $510.89 million. We expect to continue this trend in the foreseeable future as we:

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

We depend on revenue generated from a limited number of vehicle models and expect this to continue in the foreseeable future.

We currently depend on revenue generated from R-Series vehicle models, V-Series, and T-Series, and in the foreseeable future, we will be significantly dependent on a limited number of models. Although we have other vehicle models in our product pipeline, we currently do not expect to introduce another vehicle model for sale until November 2025 or later. We expect to rely on sales from HEV and EV, among other sources of financing, for the capital that will be required to develop and commercialize those subsequent models (see “—Risks Related to Financing and Strategic Transactions—We will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.”). To the extent that the development or production of our vehicles is delayed or reduced, or if the vehicles are not well-received by the market for any reason, our revenues and cash flow would be adversely affected, and we may need to seek additional financing earlier than we expect, and such financing may not be available to us on commercially reasonable terms, or at all.

We rely on our supplier and distributor with vehicle charging networks to provide charging solutions for our vehicles.

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

As part of our growth strategy, we intend to expand our sales, maintenance and repair services, and manufacturing activities to new countries in the coming years. However, we have limited experience to date manufacturing, selling, or servicing our vehicles in other countries and regions, and such expansion would require us to make significant expenditures, including the hiring of local employees, in advance of generating any revenue. We are subject to a number of risks associated with international business activities that may increase our costs, impact our ability to sell, service, and manufacture our vehicles, and require significant management attention. These risks include:

●	conforming our vehicles to various international regulatory requirements where its vehicles are sold, or homologation;

●	establishing localized supply chains and managing international supply chain and logistics costs;

●	establishing sufficient charging points for our customers in those jurisdictions, via partnerships or, if necessary, via development of its own charging networks;

●	difficulty in staffing and managing foreign operations;

●	difficulties attracting customers in new jurisdictions;

●	difficulties establishing international manufacturing operations, including difficulties establishing relationships with or establishing localized supplier bases and developing cost-effective and reliable supply chains for such manufacturing operations;

●	taxes, regulations and permit requirements, including taxes imposed by one taxing jurisdiction that we may not be able to offset against taxes imposed upon it in another relevant jurisdiction, and foreign tax and other laws limiting its ability to repatriate funds to another relevant jurisdiction;

●	fluctuations in foreign currency exchange rates and interest rates, including risks related to any forward currency contracts, interest rate swaps or other hedging activities Chijet undertakes;

●	United States and foreign government trade restrictions, tariffs and price or exchange controls;

●	foreign labor laws, regulations and restrictions;

●	changes in diplomatic and trade relationships, including political risk and customer perceptions based on such changes and risks;

●	political instability, natural disasters, pandemics (including the ongoing COVID-19 pandemic), war or events of terrorism; and

●	the strength of international economies.

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

We leverage the existing network of dealers partnered with FAW Jilin as a pipeline of potential operators of Chijet locations or distributors (depending on the distribution approach in each region). Furthermore we compete with automakers with well-established distribution channels. If our adoption of a traditional dealer distribution network combined with a direct sale approach results in lost opportunities to generate sales, it could limit our ability to grow. Our expansion of our network of retail locations and service points may not fully meet users’ expectations. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies. Implementing our business model is subject to numerous challenges, including obtaining permits and approvals from government authorities, and we may not be successful in addressing these challenges.

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

Our vehicles make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.

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

Developments in electric vehicles or alternative fuel technology or improvements in the internal combustion engine may adversely affect the demand for our vehicles.

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

Our ability to effectively manage our expected growth will be dependent on the performance of highly skilled personnel, including our Chief Executive Officer Mu Hongwei, our senior management team, and other key employees, and our ability to recruit and retain key employees. The loss of key personnel or an inability to attract, retain, and motivate qualified personnel may impair our ability to expand our business.

Our future success will be substantially dependent upon the continued service and performance of our senior management team and key personnel with digital, technical, and automotive expertise. Although we anticipate that our management and key personnel will remain in place, it is possible that we could lose some key personnel. For example, we are highly dependent on the services of Mu Hongwei, our Chief Executive Officer. Mr. Mu has a significant influence on and is a driver of our business plan and business, design, and technology development. If Mr. Mu were to discontinue his service to us, we would be significantly disadvantaged. The replacement of any members of our senior management team or other key personnel would likely involve significant time and costs and may significantly delay or prevent the achievement of our business objectives. Our future success also depends, in part, on our ability to continue to attract, integrate, and retain highly skilled personnel.

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

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, they might have identified additional material weaknesses and deficiencies. We are subject to the Sarbanes-Oxley Act of 2002, and the Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of its internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act, enacted in April 2012 (the “JOBS Act,”) our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, the reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

We use open-source software in our products and anticipate using open-source software in the future. Some open-source software licenses require those who distribute open-source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open-source code on unfavorable terms or at no cost, and we may be subject to such terms. The terms of many open-source licenses to which we are subject have not been interpreted by U.S. or other courts, and there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. While we monitor our use of open-source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open-source agreement, such use could inadvertently occur, or could be claimed to have occurred. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open-source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement, which may be a costly and time-consuming process, and we may not be able to complete the re-engineering process successfully.

Additionally, the use of certain open-source software can lead to greater risks than use of other parties’ commercial software, as open-source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open-source software, and we cannot ensure that the authors of such open-source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open-source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have a material and adverse effect on our business, financial condition, and results of operations.

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

Risks Related to Doing Business in China

Our Class A ordinary shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of our shares, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB because of a position taken by an authority in the foreign jurisdiction for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our Class A ordinary shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our Class A ordinary shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the Class A ordinary shares and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in our Class A ordinary shares trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

It may be difficult for overseas regulators to conduct investigation or collect evidence within mainland China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Furthermore, pursuant to the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises which became effective on March 31, 2023, the investigation and evidence collection in relation to the oversea securities offering and listing of the PRC companies by overseas securities regulatory authorities and relevant authorities shall be conducted through the cross-border cooperation mechanism for supervision and administration. The PRC companies shall obtain the prior consent from the CSRC or relevant authorities before cooperating with such overseas securities regulatory authorities or relevant authorities in connection with relevant inspections or investigations or providing relevant documents to such overseas securities regulatory authorities or relevant authorities. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “-Risks Related to Our Class A Ordinary Shares -You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

There may be changes from time to time in the interpretation and application of the laws of mainland China, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.

Our operations in mainland China are governed by PRC laws and regulations. Our mainland China subsidiaries are subject to laws and regulations applicable to foreign investment in mainland China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Many laws, regulations and legal requirements are relatively new and may change from time to time. The PRC legal system is evolving quickly. The interpretation and enforcement of relevant laws and regulations are subject to change. New laws and regulations may be promulgated and existing laws and regulations, as well as the interpretation and enforcement thereof, may change quickly. In addition, any new or changes in PRC laws and regulations related to foreign investment in mainland China could affect the business environment and our ability to operate our business in mainland China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. While this may also apply to other jurisdictions, administrative and court proceedings in mainland China may take a long time, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities retain discretion in interpreting and implementing statutory provisions and contractual terms like other jurisdictions do, it may be difficult to predict the outcome of administrative and court proceedings that we are involved in. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

We may be required to complete filing procedures with the China Securities Regulatory Commission in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. We do not believe that any provision in these opinions had a material adverse impact on our business or offshore listing plan.

On February 17, 2023, the CSRC, as approved by the State Council, released the Filing Rules. The Filing Rules took effect on March 31, 2023, when the CSRC started to accept filing applications. Pursuant to the Filing Rules, PRC domestic enterprises that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC within three business days after submitting their listing application documents to the relevant regulator in the place of intended listing. Failure to complete such filing may subject a PRC domestic enterprise to an order of rectification, a warning or a fine between RMB1 million and RMB10 million. Pursuant to these regulations, a domestic enterprise applying for listing abroad shall, among others, complete record filing procedures and report relevant information to the securities regulatory authority as required. We completed the CSRC filing procedures in connection with our initial public offering.

Our future capital raising activities such as follow-on equity or debt offerings, listing on other stock exchanges and going private transactions, may also be subject to the filing requirement with the CSRC. Failure to complete such filing procedures as required under the Filing Rules, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in global and geographical political and economic conditions and China’s foreign exchange policies. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we received from our initial public offering and the concurrent private placements and will receive in any future offerings into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transaction to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC Foreign exchange regulations that restrict our ability to convert Renminbi into foreign currency.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex, such as the PRC Anti-monopoly Law, the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Rules, and the Measures for the Security Review of Foreign Investment. These laws and regulations impose requirements in some instances that MOFCOM and the NDRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. The M&A Security Review Rules provide that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Moreover, the Measures for the Security Review of Foreign Investment provide that foreign investors or the relevant parties in China shall proactively report to the Office of the Working Mechanism any foreign investment in, among other sectors, important information technology and key technology that involve national security concerns and result in the foreign investor’s acquisition of actual control of the enterprise invested in before making such investment. In the future, we may grow our business by acquiring complementary businesses. Complying with the applicable requirements of the relevant regulations to complete any future acquisitions that we may engage in could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such acquisitions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our mainland China subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

In July 2014, the State Administration of Foreign Exchange, or SAFE, promulgated the Circular of the State Administration of Foreign Exchange on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities and also requires the foreign-invested enterprise that is established through round-trip investment to truthfully disclose its controller(s). SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders or beneficial owners who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective since June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, should be registered with qualified banks instead of SAFE. The qualified banks examine the applications and accept registrations under the supervision of SAFE. Any failure or inability of the relevant shareholders or beneficial owners who are PRC residents to comply with the registration procedures set forth in these regulations, or any failure to disclose or misrepresentation of the controller(s) of the foreign-invested enterprise that is established through round-trip investment, may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, on the ability of our PRC subsidiaries to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us.

We may not at all times be fully informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or continually comply with all requirements under SAFE Circular 37 or other related rules. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Registration for the change in our round-trip invested entity might not be completed in a timely manner. Failure by our shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our financial condition.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our products and services, our results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing provident fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. In order to efficiently administer the contribution of employment benefit plans of our employees in some cities, we engaged third-party agents to make the contribution for our employees. In addition, for some of our employees, we did not pay social insurance and housing provident fund in full. If the relevant competent government authority is of the view that we have underpaid social insurance and housing provident fund for our employees or the third-party agency arrangement does not satisfy the requirements under the relevant PRC laws and regulations, we may be required to pay the shortage of our contributions or subject to fines or other legal sanctions. If we are subject to full distribution, late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a cost-effective manner, which could adversely affect our business and results of operations. Furthermore, under relevant PRC laws and regulations, we are required to enter into labor contracts with test drivers. We have historically outsourced test driving operations to a third-party service provider, with whom the test drivers maintain employment relationships. We have entered into labor contracts or service contracts with some of our test drivers, and are in the process of entering into labor contracts or service contracts with the rest of the test drivers as of the date of this annual report.

In October 2010, the SCNPC promulgated the PRC Social Insurance Law, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Provident Funds, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Provident Funds to apply for social insurance registration and housing provident fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. As advised by our PRC legal counsel, (i) under the Regulations on Administration of Housing Provident Fund, (a) if we fail to complete housing provident fund registration before the prescribed deadlines, we may be subject to a fine ranging from RMB10,000 to RMB50,000; and (b) if we fail to pay housing provident fund contributions within the prescribed deadlines, we may be subject to an order by the relevant PRC authorities to make such payments; and (ii) according to the Social Insurance Law, (a) for outstanding social insurance fund contributions that we did not fully pay within the prescribed deadlines, the relevant PRC authorities may demand that we pay the outstanding social insurance contributions within a stipulated deadline and we may be liable for a late payment fee equal to 0.05% of the outstanding contribution amount for each day of delay; and (b) if we fail to make such payments, we may be liable to a fine of one to three times the outstanding contribution amount.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our mainland China subsidiaries, may pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital.

Our mainland China subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our mainland China subsidiaries to use their Renminbi revenue to pay dividends to us. For instance, when we repatriate funds to the PRC from overseas financing activities, we may be required to complete certain filing or approval procedures to transfer funds out of the PRC for purposes such as investment, acquisition, or other capital account activities. Failure to complete these procedures could negatively affect our ability to pursue overseas expansion. Additionally, we cannot assure that additional regulatory requirements governing the convertibility of RMB into foreign currencies will not be imposed in the future, such as due to foreign exchange policy adjustments in response to changes in global economic conditions. If we are unable to access sufficient foreign currencies to meet our needs, we may face challenges in paying dividends to shareholders in foreign currencies or funding our overseas expansion efforts. Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the EIT Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

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

As relevant laws and regulations are relatively new and the PRC legal system continues to rapidly evolve and may change with little advance notice, the interpretations and enforcement of many laws, regulations and rules are always subject to change. As a result, under certain circumstances, it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. For example, on December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law, which came into effect on July 1, 2024 and supersede the existing PRC Company Law. The amended PRC Company Law provides stricter requirements on capital contribution of a company established in the PRC. According to the amended PRC Company Law, we may be required to fulfill the obligations of capital contribution to our PRC subsidiaries within a much shorter period than the currently effective period. However, since the amended PRC Company Law is still relatively new, there is still uncertainty regarding the implementation and interpretation of the amended PRC Company Law.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business, impede our ability to continue our operations and reduce the value of your investment in our company.

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

Substantially all of our operations are conducted in the PRC and substantially all of our revenues are sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC or changes in government relations between China and the United States or other governments. There is uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs.

The Chinese economy, political and social conditions differ from those of many other jurisdictions. Over the past decades, the Chinese government has taken various measures to promote the market economy and encourage entities to establish sound corporate governance. The PRC government has also implemented certain measures in the past, including interest rate adjustment, aiming at sustaining the pace of economic growth. Any such development may cause decreased economic activity and affect the overall economic growth, and may adversely affect our business and operating results, leading to reduction in demand for our services and adversely affect our competitive position. We currently enjoy preferential local governmental policies, which contain eligibility requirements. We cannot guarantee that we will be able to successfully renew our preferential treatment in the future.

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

Decision-making in state-owned enterprises is often implemented by a reporting and approval mechanism, in terms of major asset transactions or major investment-type decisions, and there is generally a need to follow norms and regulations which are centrally established at all levels, while the corresponding operational processes are subject to the supervision of the state-owned regulatory authorities. As a result, this procedural mechanism largely limits the efficiency of state-owned ownership enterprises. In contrast to this state-owned enterprise model, FAW Jilin has established an enterprise system with clear property rights, clear authority and responsibility, separation of government and enterprise, and scientific management – all of which we believe promotes the standardization, efficiency and quality operation of the enterprise.

FAW Jilin is a 70% owned subsidiary of Shandong Baoya and has as its other shareholder the state-owned enterprise China FAW, an affiliate of one of the top four automobile manufacturers in China, as described in “Information about Chijet.” The FAW Jilin board of directors is composed of personnel from both Shandong Baoya and China FAW, which not only safeguards the rights and interests of shareholders of each party, but also we believe fully realizes the joint decision making of each party in the management of FAW Jilin, because Shandong Baoya, as a private shareholder, holds more than 70% of the capital shares and has 60% of the board of director seats of FAW Jilin. This company is thereby able to make independent decisions on business strategies, business planning, financial arrangements and management mechanisms within the authorization of its existing articles of association. At the same time, the state-owned shareholders and the state-owned capital supervisory department delegate authorization, decision-making power to the FAW Jilin board of directors, such as strategic planning, selection and employment, total wages, and related matters, while strengthening decision-making gate-keeping assessment and evaluation, risk management and other responsibilities. The differences in managerial approaches between a state-owned enterprise model and a traditional commercial enterprise model may result in integration challenges in melding the models for the business of FAW Jilin, particularly in the early stages of integration. There can be no assurances that the project in a mixed ownership model will be successful, although the Company strongly believes s it will be.

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

Under the applicable regulations and SAFE rules, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Pursuant to the rules related to stock options by SAFE, participants in a stock incentive plan who are PRC residents must retain a qualified PRC domestic agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary. Such qualified PRC domestic agent must, among other things, file on behalf of such participant an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or stock such participant holds. Such participating PRC residents’ foreign exchange income received from the sale of stock and dividends distributed by the overseas publicly listed company must be fully remitted into a PRC collective foreign currency account opened and managed by the PRC agent before distribution to such participants. In addition, the PRC domestic agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan or the PRC domestic agent or any other material changes. We and our PRC resident employees who have been granted stock options or other share-based incentives of ours will be subject to these rules. If we or our PRC resident participants fail to comply with these regulations, we and/or our PRC resident participants may be subject to fines and legal sanctions. In addition, China’s State Administration of Taxation (“SAT”) has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options and/or are granted restricted shares in the future will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options and/or restricted shares with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

PRC regulation on loans to, and direct investment in, our PRC subsidiaries by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of any funds raised in the U.S. to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Chijet is an exempted company incorporated in the Cayman Islands with limited liability structured as a holding company conducting its operations in China through its PRC subsidiary. As permitted under PRC laws and regulations, we may make loans to our PRC subsidiary subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiary. Furthermore, loans by us to our PRC subsidiary to finance its activities cannot exceed the statutory limits and are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (“SAFE Circular 19”), effective on June 1, 2015 and last amended on March 23, 2023, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (“SAFE Circular 16”), effective on June 9, 2016 and last amended on December 4, 2023, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, as amended on December 4, 2023, which permits non-investment FIEs to use their capital funds to make equity investments in the PRC, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, the PRC subsidiary by offshore holding companies, and the fact that the PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from any offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Under the EIT Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “software enterprise” and “high and new technology enterprises” are qualified for a preferential enterprise income tax rates subject to certain qualification criteria. A “high and new technology enterprise,” which is reassessed every three years, is entitled to favorable income tax rate of 15%. In 2023, our subsidiary, FAW Jilin, obtained qualification as a “high and new technology enterprise” and is entitled to enjoy a preferential income tax rate of 15% for the calendar years from 2023 to 2025. In 2024, our subsidiary, Shandong Baoya New Energy Vehicle Co., Ltd., which we refer to as Shandong Baoya, obtained qualification as a “high and new technology enterprise” and is entitled to enjoy a preferential income tax rate of 15% for the calendar years from 2024 to 2026. However, if it fails to maintain its qualified status, experiences any increase in the enterprise income tax rate, or faces any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments currently enjoyed, our business, financial condition and results of operations could be materially and adversely affected.

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

Risks Related to Ownership of Our Class A Ordinary Shares

We may not be able to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are required to provide management’s attestation on internal controls. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act of 2002 are significantly more stringent than those required of privately-held companies. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the regulatory compliance and reporting requirements that will be applicable to us. If we are not able to implement the additional requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our Ordinary Share.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. (the “Exchange Act,”) the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will increase the legal and financial compliance costs of ours, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after it is no longer an “emerging growth company.” The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire more employees in the future or engage outside consultants to comply with these requirements, which will increase its costs and expenses.

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

If we are a passive foreign investment company (“PFIC”) for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of Class A Ordinary Shares, the U.S. holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Chijet Motor’s PFIC status for its current and subsequent taxable years may depend on its unbooked goodwill as valued based on the projected market value of its equity and whether it qualifies for the PFIC start-up exception. Depending on the particular circumstances, the application of the start-up exception may be subject to uncertainty, and there cannot be any assurance that we will qualify for the start-up exception. Accordingly, there can be no assurances with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Please see the section of this annual report entitled “Taxation—Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for a more detailed discussion with respect to Chijet Motor’s potential PFIC status. U.S. holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of Class A Ordinary Shares.

The IRS may not agree that we should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Although we are incorporated and tax resident in the Cayman Islands, the IRS may assert that we should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code.”) For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation if it is created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia. Because we are not so created or organized (but are instead incorporated only in the Cayman Islands), we would generally be classified as a foreign corporation (that is, a corporation other than a U.S. “domestic” corporation) under these rules. Section 7874 of the Code provides an exception under which a corporation created or organized under foreign law may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

As more fully described in the section titled “Taxation—Certain Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Chijet Motor — Tax Residence of Chijet Motor for U.S. Federal Income Tax Purposes,” based on the rules for determining share ownership under Code Section 7874 and the Treasury regulations promulgated under Code Section 7874 (the “Section 7874 Regulations”), and certain factual assumptions, we are not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Code Section 7874. However, the application of Section 7874 of the Code is complex, is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. tax laws and regulations with possible retroactive effect), and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge our status as a foreign corporation under Code Section 7874 or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under Code Section 7874 our status as a foreign corporation for U.S. federal income tax purposes, we and certain shareholders of ours could be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on us and future withholding taxes on certain of our shareholders, depending on the application of any income tax treaty that might apply to reduce such withholding taxes. In particular, holders of Class A Ordinary Shares would be treated as holders of stock of a U.S. corporation.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, we elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, the financial statements of Chijet Motor may not be comparable to companies that comply with public company effective dates. It cannot be predicted if investors will find Class A Ordinary Shares less attractive because we may rely on these exemptions. If some investors find Class A Ordinary Shares less attractive as a result, there may be a less active trading market for Class A Ordinary Shares and its share price may be more volatile.

Our share price may be volatile, and purchasers of our Class A Ordinary Shares could incur substantial losses.

Our share price has been extremely volatile in the past and may continue to be so in the future. Since our January 1st 2024, our Class A ordinary shares has traded at prices ranging from $1.15 and $21.6. (After share merge) The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their Class A ordinary shares at or above the price paid for such shares. The market price for our Class A Ordinary Shares may be influenced by many factors, including, but not limited to:

●	actual or anticipated variations in our quarterly or annual financial results and prospects of our company or other companies in the same industry;

●	changes in economic and financial market conditions;

●	the inability to obtain or maintain the listing of our Class A ordinary ohares on Nasdaq;

●	announcements by us or our competitors of new services, expansions, investments, acquisitions, strategic partnerships or joint ventures;

●	mergers or other business combinations involving us;

●	additions and departures of key personnel and senior management;

●	risks related to the growth of our business;

●	the trading volume of our Class A ordinary shares in the public market;

●	the release of lockup, escrow or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	natural disasters, terrorist acts, acts of war or periods of civil unrest;

●	the impact of epidemic and pandemic diseases, such as the COVID-19 pandemic, and governmental responses thereto, on the Company’s business, financial condition and results of operations;

●	changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events; and

●	the realization of some or all of the risks described in this section.

The Nasdaq Capital Market imposes listing standards on our Class A ordinary shares that we may not be able to fulfill in the future, thereby leading to a possible delisting of our Class A ordinary shares.

Company was listed at Nasdaq Global Maket since SPAC.

Company received the notice of delisting due on the market cap issue. Company needs to keep the market cap over 35 million dollars. Company’s share price decreased to 1.15 dollar per share. After 180 days, at 11 Feb 2025, Company applied the hearing regarding overcome the market cap defect. Company issue new 23 million new shares to acquire Too Express. In the meantime, company issue the 20 times voting power share (B share) to keep the control right.

As a listed Nasdaq Capital Market company, we are subject to various listing standards. At 30 April 2025 Company received approval from Nasdaq to confirm that Company meet all of the criteria necessary for Nasdaq Capital Market to allow our Class A ordinary shares to remain listed. Company’s share started to trade at 2nd May 2025 on the Nasdaq Capital Market.

If our Class A ordinary shares are ultimately delisted from the Nasdaq Capital Market the Class A ordinary shares would likely then trade only in the over-the-counter market and the market liquidity of the Class A ordinary shares would be adversely affected and their market price could decrease. If the Class A ordinary shares were to trade on the over-the-counter market, selling the Class A ordinary shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and we could face significant material adverse consequences, including: a limited availability of market quotations for our securities; reduced liquidity with respect to our securities; a determination that our Class A ordinary shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities; a reduced amount of news and analyst coverage for our company; and a decreased ability to issue additional securities or obtain additional financing in the future. These factors could result in lower prices and larger spreads in the bid and ask prices for the Class A ordinary shares and would substantially impair our ability to raise additional funds and could result in a loss of investor interest and fewer development opportunities for us.

The future sales of our Class A Ordinary Shares by our principal shareholders may adversely affect the market price of our Ordinary Shares.

Sales of a substantial number of our Class A ordinary shares in the public market by our principal shareholder could occur at any time. If our principal shareholders sell, or the market perceives that they intend to sell, substantial amounts of our Class A ordinary shares in the public market, the market price of our Class A ordinary shares would likely decline.

We may issue additional Class A ordinary shares or other equity or convertible debt securities without approval of our shareholders which would dilute existing ownership interests and may depress the market price of our Class A ordinary shares.

We may issue additional Class A ordinary shares or other equity or convertible debt securities of equal or senior rank in the future without approval of our shareholders. Our issuance of additional Class A ordinary shares or other equity or convertible debt securities of equal or senior rank would have the following effects: (1) our existing shareholders’ proportionate ownership interest may decrease; (2) the amount of cash available per share, including for payment of dividends in the future, may decrease; (3) the relative voting power of each previously outstanding Class A ordinary shares may be diminished; and (4) the market price of our Class A ordinary shares may decline.

Anti-takeover provisions contained in our Amended and Restated Memorandum and Articles of Association (the “Charter”), as well as provisions of Cayman Islands law, could impair a takeover attempt and limit the price investors might be willing to pay in the future for the Class A Ordinary Shares and could entrench management.

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

Our executive officers, directors and their affiliates as a group beneficially own approximately 56.15% of outstanding Class A Ordinary Shares and Class B Shares. As a result, these shareholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, any amendment of our Charter and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

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

On December 27, 2019, we acquired our interest in FAW Jilin Automobile Co., Ltd., which we refer to as “FAW Jilin.” Pursuant to the Agreement and Plan of Merger relating to this acquisition the purchase price was approximately US$205.50 million (RMB 1.5 billion).

In preparation for listing our securities on the Nasdaq Stock Market through a merger with a Special Purpose Acquisition Company (“SPAC”) traded on Nasdaq, we completed a reorganization in June 2023, which involved the following preliminary steps:

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

By June 3, 2022, Chijet Inc. acquired a 85.172% stake in Shandong Baoya through its wholly-owned subsidiary WFOE via the following transactions: (1) WFOE acquired 17.245% stake in Shandong Baoya from two shareholders by the issuance of1,795,977 of our ordinary shares issued by Chijet Inc.; and (2) WFOE acquired 67.927% stake in Shandong Baoya from seven shareholders (the “Sellers”), individual and institutional, for total consideration of Renminbi (“RMB”)7. Upon the Baoya New Energy (Shandong) Co., Ltd.’s transaction, all seven shareholders entered into a voting agreement to vote consensually concerning operating and development matters of Chijet and its subsidiaries. Given no change in control, the transaction was accounted for as business combination under common control.

For financial reporting purposes, the acquisition of Shandong Baoya New Energy Vehicle Co., Ltd. represented a transaction between entities under common control, resulted in a change in reporting entity and required retrospective combination of entities for all periods presented, as if the combination had been in effect since the inception of common control. Accordingly, the consolidated financial statements of Chijet Inc. and subsidiaries reflected the accounting of the combined acquired subsidiaries at historical carrying values, except that equity reflected the equity of Chijet Inc.

On July 12, 2022, we entered into a definitive business combination agreement with Deep Medicine Acquisition Corp., a blank check, special purpose acquisition company incorporated in Delaware, and a related support agreement with the company and its sponsor, Bright Vision Sponsor LLC. On September 26, 2022 this business combination agreement and related support agreement were terminated following expiration of a prescribed negotiation period in the business combination agreement. None of the parties were obligated to pay any penalties as a result of the termination, pursuant to the terms of the business combination agreement. During 2022, due to COVID-19 pandemic closures, we had approximately five months temporary suspensions of operations.

Our website is www.chijetmotors.com. The information on our website is not incorporated by reference into this annual report. As used in this annual report, the terms “we,” “us,” “our,” “Chijet,” “Chijet Motor” and “the Company” refer to Chijet Motor Company Inc. and its subsidiaries.

On October 25, 2022, Chijet Motor entered into a business combination agreement (the “Business Combination Agreement”) with Jupiter Wellness Acquisition Corp. (“JWAC”), a Delaware corporation, Chijet Inc., certain sellers described in the Business Combination Agreement, Mu Hongwei in the capacity as the Seller Representative thereunder and Chijet Motor (USA) Company, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Chijet Motor (the “Business Combination”). Pursuant to the Business Combination Agreement, among other things, (a) we acquired all of the issued and outstanding capital shares of Chijet held by the Sellers in exchange for ordinary shares of Chijet Motor, and any shares Chijet held in Chijet Motor were surrendered for no consideration, such that Chijet became a wholly-owned subsidiary of Chijet Motor and the Sellers become shareholders of Chijet Motor (referred to as the Share Exchange); and immediately thereafter (b) the Merger Sub merged with and into JWAC, with JWAC continuing as the surviving entity and a wholly-owned subsidiary of Chijet Motor.

On the closing date of the Business Combination Agreement, we made the following securities issuances to JWAC’s and certain specified securityholders: (i) each outstanding share of the JWAC Common Stock, which was held by JWAC’s public stockholders were exchanged for (1) one Chijet Motor Class A ordinary share, (totaling approximately 43,357 Class A Ordinary Shares), and (2) one private contingent value right of Chijet Motor; (ii) each outstanding share of JWAC Class B Common Stock was converted into JWAC Common Stock and likewise exchanged for the right to receive115,000 Class A ordinary shares (following which exchange all of the JWAC Common Stock JWAC Class B Common Stock were cancelled and ceased to exist); (iii) the registered holder of each outstanding right to receive one-eighth (1/8) of one share of JWAC Common Stock, which thereby provided such holder with the right to receive one share of JWAC Common Stock (the “JWAC Rights”) upon holding eight of such JWAC Rights, was issued the number of full shares of JWAC Common Stock to which such holder of JWAC Rights was eligible, and which were exchanged for the equivalent number of our Class A ordinary shares, (such JWAC Rights were converted into 57,500 Class A ordinary shares; (iv) each share of JWAC Common Stock which was not held by JWAC’s public stockholders was exchanged for one of our Class A ordinary share (consisting of privately placed JWAC Common Stock and JWAC Common Stock issued for JWAC’s privately placed rights) as well as shares issued privately to Chijet directors and for expenses( which consisted of 50,121 Class A ordinary shares; and (v) the privately placed warrant of Greentree Financial Group Inc. (“Greentree”) was exchanged for an equivalent warrant exercisable into 166,667 Class A ordinary shares, which was partially exercised thereon for 8,333 shares. We also issued warrants (the “Representative Warrant”) to I-Bankers as representative of the underwriters in connection with the JWAC’s initial public offering (the “JWAC IPO”), consisting in the aggregate Representative Warrants to purchase 13,800 shares of Class A common stock of JWAC (the “JWAC Common Stock,”) exercisable at $360.00 per share for five years. The Representative Warrant was exchanged for an equivalent warrant exercisable into 13,800 Class A ordinary shares.

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

The chart below summarizes our corporate structure as of the date of this annual report:

CJET EQUITY STRUCTURE CHART
2025.5
Mu Hongwei
Zhang Jiannong
Wang Qingjun
Zhou Zhongbin
Liu Yang
Yan Jiayi
38.60%
29.88%
28.80%
2.09%
0.47%
0.16%
Wu Lichun 吴立春
Chijetgroup Holding Limited（BVI-I）
100%
100%
Public shareholders
JWAC Sponsors & Independent directors
Euroamer Kaiwan Technology Company Limited
Chijet Holdings Limited（BVI- II）
Hong Kong Yeda International Holdings Co., Limited
Hong Kong Guotai International Holdings Co., Limited
Others Public shareholders
MAORONG XU
VERTICAL CHANNEL LIMITED
YOULAI LI
LONGMING WU
XMAKER HOLDING INC
HAKAN LIU
TUO SU
Shareholders holding less than 5% of the shares
CVR holders restricted shares
39,032 0.13%
2,320,112 7.51%
1,520,241 4.92%
513,378 1.66%
511,173 1.65%
504,838 1.63%
2,906,977 9.41%
2,877,907 9.32%
2,848,837 9.22%
2,761,628 8.94%
2,732,558 8.85%
2,616,279 8.47%
2,325,581 7.53%
5,768,134 18.67%
640,850 2.07%
30,887,525
100%
CHIJET MOTOR COMPANY, INC.
100%
100%
Other Shareholders
Chijet Motor（USA）Company Inc.
Jupiter Wellness Acquisition Corp.
20%
80%
Too Express Group Inc
100%
Chijet Inc.（Company Co.）
100%
Baoya Technology Holdings Limited（BVI-III）
100%
BAOYAEV GROUP LIMITED（HK Co.）
100%
Baoya New Energy（Shandong）Co., Ltd.（WFOE）
Qingdao Lianfeng New Energy Technology Co., Ltd.
85.172%
14.828%
Shandong Baoya New Energy Vehicle Co., Ltd.
China FAW Co., Ltd.
70.5%
29.5%
FAW Jilin Automobile Co., Ltd.
CJET CONTROL DISTRIBUTION
Chijet Holdings Limited
Euroamer Kaiwan Technology Company Limited
Other Independent Shareholders
22.56%
34.43%
43.01%
CHIJET MOTOR COMPANY, INC.

On January 10, 2025, our shareholders approved and adopted an amended and restated memorandum and articles of association, which changed the authorized issued share capital of our company from US$30,000,000.00 divided into 10,000,000,000 shares of par value of US$0.003 each, to US$30,000,000.00 divided into 10,000,000,000 shares of a par value of US$0.003 each, consisting of (i) 9,982,000,000 Class A ordinary shares of a par value of US$0.003 each and (ii) 18,000,000 Class B ordinary shares of a par value of US$0.003 each. Each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to twenty (20) votes. In connection with this-re-designation of our authorized capital, all of the then outstanding and issued outstanding ordinary shares were converted into Class A ordinary shares on a one-for-one basis.

Restructure of FAW Jilin and History

One of our principal subsidiaries is FAW Jilin, and we believe our acquisition of FAW Jilin provides an example of our innovative ownership and expansion structure, because we led the mixed ownership investment in and private ownership reform of FAW Jilin,. Before the reform, FAW Jilin was a wholly-owned subsidiary of China FAW Co., Ltd, a state owned enterprise. Shandong Baoya, China FAW Co., Ltd. and FAW Jilin formally signed a purchase contract on December 27, 2019, and completed the reform by increasing the capital of FAW Jilin by RMB 1.5 billion (or approximately $205.50 million).

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

Over the next three to five years, FAW Jilin plans to focus on market demand and industrial trends with a series of platform products for passengers and merchants having FAW Jilin designed and specialized characteristics. This strategy is intended to support Shandong Baoya’s goal to become a service provider to meet people’s needs and to improve their travel experiences.

4B. Business Overview

We are engaged in the research and development, production and sales of new energy vehicles. New energy vehicles, or NEVs, refers to plug-in electric vehicles including battery electric vehicles, plug-in hybrid (PHEV) electric vehicles and fuel cell electric vehicles. Our mission is to produce vehicles with efficient exhaust emissions, improve air quality, and benefit users and the environment. We are domiciled in the Cayman Islands and operate through our subsidiaries, as described below.

Our core operating entity, Shandong Baoya New Energy Vehicle Co., Ltd., or Shandong Baoya, was founded in 2009 and was one of the earliest companies in China to engage in the research and development, production and sales of new energy vehicles. Our subsidiaries mainly include Baoya New Energy Automobile R&D Institution (Yantai) Co., Ltd., Baoya New Energy Automobile Sale (Yantai) Co., Ltd., Xiangyang Yazhi, Xiangyang Yazhi New Energy Automobile Sale Co. Ltd., Bijie Yabei, Dezhou Yitu New Energy Automobile Co., Ltd., and Dezhou Yarui, Baoya New Energy Automobile R&D (Xiangyang) Co., Ltd. In 2019 we acquired our interest in FAW Jilin Automobile Co., Ltd., which we refer to as “FAW Jilin.” Our primary operating entities are Shandong Baoya, FAW Jilin.

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

Our manufacturing process uses intelligent manufacturing ecosystems, which focus on efficiency in planning, R&D, supply chain management, manufacturing, quality, and logistics.

Our two core operating entities, Shandong Baoya and FAW Jilin produce new energy vehicles and traditional fuel vehicles. After more than 40 years of development and operations, FAW Jilin has sold millions of vehicles in China and has established its place as one of the leaders in the popularization of light and small vehicles in China.

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

Our vehicles include technological innovations and breakthroughs which we have made (with our development partners), and these technologies include: (1) in-wheel motors, (2) solid-state batteries, (3) smart cockpits and (4) domain controllers. These innovations are discussed below.

(1) In-wheel motor

The in-wheel motor has completed four demo testings accompanied by controller matching and functional debugging after the first round of verification tests. Yantai University, with whom we have collaborated and have participated as a licensee, has applied for more than 10 patents for its body design, lightweight design, braking system, structure and control, which positions the innovation we believe for a leading position in the industry.

(2) Solid-state battery

The first generation of our solid-state battery has been, completed a road test for our FB77 prototype electric car and passed the local regulatory acceptance for battery function. We have cooperated with Beijing Welion New Energy Technology Co., Ltd. to carry out the verification of the solid-state battery in this vehicle.

(3) Intelligent Driving:

Using our L2 automatic driving assistance system, in our FB77 prototype model, a low-cost scheme of “pure vision” L2 automatic driving will be applied, including an intelligent driving domain controller, a forward-looking camera, a forward-looking millimeter wave radar, two corner millimeter wave radars at the rear of the vehicle and 12 ultrasonic devices. We have cooperated with Wuxi Intelligent Research Institute of Hunan University in developing this technology.

(4) Domain Controllers:

Our Domain Controllers use a Mosfet relay instead of a traditional fuse relay box to more accurately control the power supply system of a vehicle in order to manage energy. The controller also uses a lithium-ion battery instead of the lead-acid battery, so that the weight of the vehicle is reduced, and the power supply system of the vehicle can be more refined in a low-voltage capacity. We have cooperated with Wuxi Intelligent Research Institute of Hunan University in developing this technology.

In addition to the above innovations, we are in the process of cooperating with other companies to develop control chips and cooperating with Hunan University to develop L4-level autonomous driving. Our L2++and L4 autonomous driving products include a focus on product research and development for the two key application scenarios of parking and also urban road driving. We are in the process of developing an automatic parking system, or AVP. At the same time, our vehicle prototype, the FB77 vehicle, is equipped with our L4 fully automatic driving prototype system, which provides technical reserve for an autonomous driving system for pre-identified city destinations, which we refer to as RoboTaxi in the city.

Our Current Vehicles

Our current vehicles in production consist of our models R7, V80 and T80.

R7 SUV

The R7 is an A0-class SUV, with a vehicle size of 4305mm×1780mm×1555mm, a wheelbase of 2600mm and a 1.5L engine, which meets the Chinese national six emission standards. Its maximum power is 85kw and its maximum torque is 150Nm. The vehicle’s shape and key parts are all designed to international standards, reflecting the characteristics of safety, comfort and practicality. We believe this vehicle provides reliable quality and better price while reflecting high value performance.

V80 Compact Box Truck

The V80 is a compact box truck, with a body size of 4205mm×1685mm×1910mm, a wheelbase of 2800mm, and a cargo space of 4.53m3. Its appearance is stylish and atmospheric, and its power system is equipped with an electronic throttle, which can control more accurately and save fuel, and can meet the needs of three major markets: commercial, domestic and special.

T80 Mini-Series Truck

The T80 is a mini-series truck, which is positioned as an export product. The size of the truck is 4820mm×1675mm×1955mm, equipped with a 1.5L national V emission engine and a 5-speed manual transmission. Its maximum power is 75kw and its maximum torque is 135Nm. This truck is characterized by an emphasis on reliability and flexible configurations to meet the consumption needs of various regions.

Revenue from sales of the R7 was approximately $6.27 million, or 98% of our total revenues from sales of nt vehicles in the fiscal year ended December 31, 2024, approximately $6.06 million, or 79% of our total revenue from sales of vehicles in the fiscal year ended December 31, 2023, and approximately $9.05 million, or 76% of our total revenue from sales of our vehicles in the fiscal year ended December 31, 2022.

Revenue from sales of the V80 was nil in the fiscal year ended December 31, 2024, approximately US$506,894, or 7% of our total revenue from sales of vehicles in the fiscal year ended December 31, 2023, and approximately US$573,935, or 5% of our total revenue from sales of vehicles in the fiscal year ended December 31, 2022.

Revenue from sales of the T80 was approximately $97,067, or 2% of our total revenue in the fiscal year ended December 31, 2024, approximately US$693,875, or 9% of our total revenue in the fiscal year ended December 31, 2023, and approximately US$1.96 million, or 18% of our total revenue in the fiscal year ended December 31, 2022.

Prototype Vehicles

Our current prototype vehicles include models FB77, FB31, FA11 and R9PHEV.

The FB77

The FB77 is A+ class pure electric car. Its size is 4670mm*1870mm*1500mm with wheelbase 2825mm. Its appearance is designed as “high-energy pulse”. Penetrating LED taillights are added to form a simple and smooth shape. Adopting advanced lightweight technology and the intelligent Dolphin chassis system, the car body has achieved the characteristics of high performance and light weight. It includes front McPherson independent suspension and rear multi-link suspension, and is equipped with six airbags and five safety beltsy. Intelligent human-machine interaction design adopts intelligent networking technology, equipped with car networking and intelligent safety equipment. The power design adopts a high-performance three-in-one electric drive system, with 7.5s acceleration time from 0 to 100 km/h and up to a 600km long battery life, during a test charging cycle. We believe that the FB77 both provides a comfortable driving experience and is attractive to young consumers in the market.

Source: Inf.news news agency; Shangdong Baoya.

The FB31

The FB31 is an A+ class crossover SUV. It adopts a new design to reflect the future concepts of mobile home, intelligent networking, intelligent interaction, intelligent driving and environmental protection. The car solves the demand of future home travel, human-computer interaction, leisure and entertainment, and is designed to meet the requirements of intelligent driving and an intelligent cockpit. It is equipped with a number of advanced technologies, including CTC (cell to chassis) chassis integration technology, chassis by wire technology, chassis domain control, drive system, solid-state battery, and other technologies. Its shape mainly reflects the future automobile state such as new species, mobile space and high-end transportation. The intelligent driving level of the car under test conditions has reached aspects of a L4 autonomous driving system, which is an industry term that refers to autonomous driving under specified conditions that can realize multiple interactions among people, cars and roads.

The FA11

FA11 is a high-end A-class two-door e-sports style pure electric vehicle that is under development. It is designed with enhanced features for individual driving, human-computer interaction, leisure and entertainment, intelligent driving and intelligent cockpit in order to reflect future automobile demand. This prototype uses a new platform design and styling design, which embodies the future concepts of features of a mobile home, e-sports entertainment, intelligent networking, intelligent interaction and intelligent driving while being a purely electric vehicle is designed to support environmental protection.

The R9PHEV

The R9PHEV is an A-class hybrid SUV, which comprehensively upgrades the chassis based on the original R9 fuel vehicle. Its size is 4505mm×1835mm×1675mm. The wheelbase is 2700mm, and it has a 4.5L high-efficiency engine. Its DHT300 power system integrates the motor, generator, electronic control and variable speed system, and its peak power can reach 130kw, realizing the acceleration of 0-50km in as little as 3 seconds and 0-100km in as little as 8.5 seconds, under test conditions. At the same time, it is also configured with a high-efficiency thermal management battery system of 17.52kw, realizing WLTC pure battery life ≥85km and we believe a highly competitive, comprehensive battery life. We believe the comprehensive fuel consumption and power loss fuel consumption of this prototype car have reached the market leading level.

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

Strategic Cooperation

We have signed strategic cooperation agreements with Ruidong New Energy Technology Co., Ltd. to develop on board equipment to carry out the integration and development of a new energy hybrid power system in order to improve product endurance and other performance indicators.

Technology Research and Development

We cooperate with Yantai University, Hunan University Wuxi Intelligent Control Research Institute, Beijing Welion New Energy Technology Co., Ltd., CRRC Corporation Limited, Nantong Ruidong New Energy Technology Co., Ltd. and other scientific research institutes.

Research and Development

We believe our strong research and development capability is our principal competitive strength. We have invested a significant amount of time and resources in research and development to solidify and maintain our industry leadership in the market. We have built a world-class team that is focused on rigorous engineering. As of December 31, 2024, we had research and development engineers and R&D data processing staff. Our research and development activities are conducted at Jilin Office.

Our research and development expenses were US$1.48 million, US$8.40 million and US$13.77 million in the years ended December 31, 2024, 2023 and 2022, respectively.

Intellectual Properties

We maintain and protect the intellectual property related to our vehicles. As of the date of this annual report, we hold a portfolio of 110 granted patents, including 3 invention patents, 76 utility model patents, 31 appearance patents, 13 pending patents and 48 granted trademarks in the PRC.

Customers

Our customers consist of distributors, online car-hailing and other private market customers, supplemented by government and group procurement.

Delivery of Vehicles

We sell and distribute our products through three modes: distribution (dealer sales), direct sales (factory sales and direct sales stores) and overseas agency sales. Domestic sales of commercial vehicles are mainly delivered by land (road) transportation, and international sales are mainly by maritime transportation.

We utilize international and domestic sales network distributors, which generally are independent of our Company including 147 for FAW Jilin, and 35 overseas networks that we share with China FAW Co., Ltd. Our sales department has a total of 39 employees. Among them, there are 1 management staff, 20 sales staff and 18 sales support staff as of December 31, 2024.

A substantial portion of our sales is attributable to a limited number of long-term customers. Our top customers (which each accounted for 10% or more of our sales in each period) together accounted for 22%, 22%, and 48%, respectively, of our total sales for the fiscal years ended December 31, 2024, 2023 and 2022.

The following table sets forth for the periods indicates the geographic breakdown of our sales by the region where purchase orders are originated.

Regions	Fiscal Year 2024		Fiscal Year 2023		Fiscal Year 2022
In thousand USD	Sales	%of Total Sales	Sales	%of Total Sales	Sales	%of Total Sales
Mainland China	$4,804	69.5%	$9,185	96.9%	$14,947	99.9%
Latin America	$1,738	25.1%	$163	1.7%	$-	-
Oceania	$352	5.1%	$78	0.8%	$-	-
Europe	$21	0.3%	$57	0.6%	$14	0.1%
Total	6,915	100%	$9,483	100%	$14,961	100%

We are focused on strengthening our relationships with large customers, with whom we maintain good collaborative relationships. Customers look to us for a reliable source of supply. For each key customer, we appoint an account manager who is primarily responsible for our relationship with that specific customer, complemented by a product development team consisting of engineers who participate in meetings with that customer to understand the customer’s specific needs. We continue to expand sales channels including enlarge overseas sales by exporting cars to new regions.

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

Two suppliers accounted for 75% and 4% of our total purchase of raw materials for the fiscal year ended December 31, 2024. For the fiscal year ended December 31, 2023, two suppliers accounted for 38% and 7% of our total purchases of raw materials. Two suppliers accounted for 19 % and 11% of our total purchases of raw materials for the fiscal year ended December 31, 2022.

Quality Control

We have 103 persons engaged in quality management and full-time technical personnel. FAW Jilin as a production base has passed the IATF16949 quality management system audit, IATF certificate number: 0362398. Our quality control requirements are set according to IATF16949:2016 “Quality Management System Requirements for Automobile Production Parts and Service Parts Organization”, “Compulsory Product Certification Implementation Rules-Automobile”, “Compulsory Product Certification Implementation Rules-Automotive Interior” and other requirements Perform quality control.

We maintain quality control standards and documentation, including a first-level quality control document “Quality Manual”, and 166 quality control standards and procedures relating to management support processes, product birth process, mass production process, and sales service process.

Our supplier quality management includes carrying out quality review of our supplier access, process optimization, elimination and exit support through supplier system audit, product audit, process audit, and other functions.

Material Contracts

Set forth below is a summary of all material agreements to which we are a party entered into within the preceding three fiscal years.

Loan Agreement with Yantai Guofeng Investment Holdings Groups Co., Ltd.

On December 9, 2019, Shandong Baoya entered into a loan agreement Yantai Guofeng Investment Holdings Group Co., LTD (“Yantai Guofeng”), an affiliate of the Company. The loan is part of a broader initiative supported by local government entities to promote new energy vehicle projects in the region. The principal of the loan is RMB1.5 billion (approximately US$205.50 million), to be paid in specific installments based on project milestones, including an initial RMB450 million (approximately US$61.65 million) to facilitate the mixed capital increase project for FAW Jilin and remaining RMB1.05 billion (approximately US$143.85 million) to be paid pursuant to the capital increase schedules. The loan has a 6.5% annual interest rate, with repayment obligations structured based on the progress and outcomes of the vehicle production project. Additionally, the agreement includes clauses for automatic termination under certain conditions, such as failure to meet certain project-related development commitments. Pursuant to the loan agreement, if Shandong Baoya meets certain development conditions, part of the loan could be waived and converted to a government subsidy, including interest on such portion. By December 31, 2021, a total of US$104.12 million (RMB760 million) of the principal amount has been converted to government subsidies because the initial conversion criteria have been satisfied. The remaining criteria include, but are not limited to, achieving the first phase of mass production and reaching the prescribed production and sales numbers of vehicles. For the year ended December 31, 2024, no principal amount has been converted to government subsidies. As of May 15, 2025, the outstanding principals and interests were US$140.22 million. As of December 31, 2024, Shandong Baoya was notified that Yantai Guofeng has transferred its creditor’s rights in Shandong Baoya to Yantai Public Transportation Co., Ltd (“Yantai Trans”). On February 10, 2025, Yantai Trans filed an application for property preservation with the Yantai Intermediate Court, which resulted in the freezing of Shandong Baoya’s land use right. The net value of the frozen land use right was US$25.64 million as of December 31, 2024. The loan agreement remains in force and both parties continue to uphold its terms as of the date of this annual report. See “Item 7. Major Shareholders and Related Party Transactions”, “Item 13. Defaults, Dividend Arrearages and Delinquencies” and Note 22 of Notes to Consolidated Financial Statements, which are included in this annual report for more details of the loan agreement.

Loan Agreements between FAW Finance Co. Ltd., China FAW Corporation Limited and FAW Jilin Automobile Co., Ltd., dated January 29, 2019, May 20, 2019, August 29, 2019, October 29, 2019, November 27, 2019, December 13, 2019, respectively, Loan Extension Agreement, dated January 23, 2020 and the Supplementary Agreement to the Loan Agreements dated on May 20, 2020

FAW Jilin, China FAW Corporation Limited (the minority shareholder of FAW Jilin) and its affiliate, FAW Finance Co., Ltd have entered into a series of working capital loan agreements in the amount of RMB700 million (approximately US$95.90 million) on January 29, 2019, in the amount of RMB350 million (approximately US$47.95 million) on May 20, 2019, in the amount of RMB150 million (approximately US$20.55 million) on August 29, 2019, in the amount of approximately RMB270 million (approximately US$36.95 million) on October 29, 2019, in the amount of approximately RMB188 million (approximately US$25.73 million) on November 27, 2019, in the amount of approximately RMB87.4 million (approximately US$11.98 million) on December 13, 2019, each of the loans bears an annual interest rate of 3.915% with a term of one year. On January 23, 2020, the loan in the amount of RMB 700 million was extended for 12 months. On May 20, 2020, the parties have entered into a supplement agreement to the loan agreements, pursuant to which, FAW Jilin agreed to make four installment payments of US$39.44 million (RMB 287.87 million), each for the remaining principal balance and pledged certain land use rights, buildings, machinery and equipment, mold and tooling and other logistic equipment of FAW Jilin. FAW Jilin failed to make the payments on November 1, 2022, November 1, 2023 and November 1, 2024. As of May 15, 2025, the aggregate outstanding principals and interests under such loans were US$189.26 million. See “Item 7. Major Shareholders and Related Party Transactions” and “Item 13. Defaults, Dividend Arrearages and Delinquencies” for more details and current status of the loan agreements.

Principal Creditor’s Rights and Maximum Mortgage Contract between FAW Finance Co. Ltd. and FAW Jilin Automobile Co., Ltd., dated May 20, 2019 and Maximum Mortgage Contract between FAW Finance Co. Ltd. and FAW Jilin Automobile Co., Ltd., dated November 21, 2019

In connection with the foregoing loan agreements among FAW Jilin, China FAW Corporation Limited (the minority shareholder of FAW Jilin), and its affiliate, FAW Finance Co., Ltd., FAW Jilin and FAW Finance Co., Ltd. entered into a principal creditor’s rights and maximum mortgage contract on May 20, 2019, and a maximum mortgage contract on November 21, 2019. Pursuant to this, FAW Jilin has pledged land use rights and property to secure creditor’s rights in the amount of approximately US$58.94 million , with a creditor’s rights determination period from May 21, 2019 to May 21, 2024. Additionally, it pledged its equipment to secure creditor’s rights in the amount of approximately US$19.29 million , with a creditor’s rights determination period from June 1, 2019 to June 1, 2024. See “Item 7. Major Shareholders and Related Party Transactions” and “Item 13. Defaults, Dividend Arrearages and Delinquencies” for more details and current status of these agreements. Also see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry — We are in breach of certain loan agreements and may become in breach of other loan agreements in the future. If lenders enforce the pledge on certain of our properties, our business operation may be disrupted, and our business, financial condition, results of operations and prospects could be materially and adversely affected.”

Mortgage Guarantee Contract of Building and Land among Xiangyang Yazhi, Lender A and Lender B, dated June 20, 2023, and Mortgage Guarantee Contract of Equipment among Xiangyang Yazhi, Lender A and Lender B, dated June 20, 2023

In connection with two loan agreements and related promissory note, commitment letter, creditor’s rights investment agreement, and guarantee letters among Xiangyang Yazhi, Lender A, and Lender B, Xiangyang Yazhi, Lender A, and Lender B entered into a mortgage guarantee contract for building and land dated June 20, 2023, and a mortgage guarantee contract for equipment dated June 20, 2023, respectively. Pursuant to the mortgage agreements, Xiangyang Yazhi pledged its machinery and equipment, a building with an area, and a parcel of land use right, located in Xiangyang City, China, to the lenders to secure the loans with the principal amount of approximately US$95.16 million (RMB 694.60 million). See “Item 7. Major Shareholders and Related Party Transactions” and “Item 13. Defaults, Dividend Arrearages and Delinquencies” for more details and current status of these agreements. Also see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry — We are in breach of certain loan agreements and may become in breach of other loan agreements in the future. If lenders enforce the pledge on certain of our properties, our business operation may be disrupted, and our business, financial condition, results of operations and prospects could be materially and adversely affected” and “We may face significant challenges in securing on acceptable terms for a substantial part of the government grants, loans, and other incentives for which we apply. We have not been, and may continue to be, unable to convert any existing loans into government grants and subsidies we have applied for. We have failed to meet certain conditions of our existing loans and may not be able to meet the conditions of other loans. This poses a material risk to our financial stability and may materially and adversely impact our business, financial results and future prospects.”

Seasonality

There are certain seasonal fluctuations in China’s new energy vehicle sales market. Generally, September to December is the peak sales season, and January to February is the off-season. The seasonality of our products is in line with the situation in China’s new energy vehicle market.

Competition

Competition in the automotive industry is intense and evolving. We believe the impact of new regulatory requirements for occupant safety and vehicle emissions, technological advances in powertrain and consumer electronic components, and shifting customer needs and expectations are causing the industry to evolve in the direction of electric-based vehicles. We believe the primary competitive factors in our markets are pricing, technological innovation, vehicle performance quality and safety, service and charging options, user experience, design and styling, and manufacturing efficiency.

We face competition, both in China and globally, from auto domestic and international auto manufacturers. We expect competition will increase in the future. In addition to domestic traditional car companies, we also face multi-faceted competition from international enterprises, joint ventures and new car manufacturers. Our main competitors include Nio Inc., Li Auto Inc.,Xpeng Inc., among others. Most of our competitors are better capitalized and have greater financial resources. The auto industry is highly competitive and competition may intensify even further, which could negatively affect our market position and financial performance.

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

 We believe that we are in compliance with all current environmental protection requirements under PRC laws and regulations. In the event of any changes in the PRC laws and/or regulations and/or government policies on environmental protection and more stringent requirements are imposed on the Company, we may have to incur extra costs and expenses to comply with such requirements.

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

No.	Plaintiff	Defendant	Cause of Action	Amount in Controversy (USD)	Name of the Court/Arbitration Commission	Current Status
1	FAW Mould Manufacturing Co., LTD	FAW Jilin	Contractual Dispute	38,911,748.37	Jilin High-Tech Industrial Development Zone People’s Court	Under enforcement

2	FAW Logistics Co. LTD	FAW Jilin	Contractual Dispute	2,731,040.99	Jilin Intermediate People’s Court	Under enforcement

3	FAW Logistics (Changchun Lushun) Storage and Transportation Co., LTD	FAW Jilin	Contractual Dispute	2,752,418.99	Jilin Intermediate People’s Court	Under enforcement

4	Changchun FAW International Logistics Co. LTD	FAW Jilin	Contractual Dispute	982,695.44	Jilin Intermediate People’s Court	Under enforcement

5	Thyssenkrupp Presta Fawer(Changchun) Co., Ltd.	FAW Jilin	Contractual Dispute	724,827.59	Jilin Intermediate People’s Court Jilin High-Tech Industrial Development Zone People’s Court	Under enforcement

6	Jilin City Connect Auto Parts Co., Ltd.	FAW Jilin	Contractual Dispute	178,617.13	Yongji County People’s Court	Pending first instance trial

7	Changchun Jiya Warehousing Co., Ltd.	FAW Jilin	Contractual Dispute	2,149,318.41	Jilin High-Tech Industrial Development Zone People’s Court	Under enforcement

8	Changchun FAW Yanfeng Visteon Electronics Co., Ltd.	FAW Jilin	Contractual Dispute	385,363.84	Jilin High-Tech Industrial Development Zone People’s Court	Stage of first instance trial

9	Changchun Jinhe Transportation Equipment Co., Ltd.	FAW Jilin	Contractual Dispute	716,945.03	Jilin High-Tech Industrial Development Zone People’s Court	Under enforcement

10	FAW Jilin	Jilin Honghao Renewable Resources Materials Recycling Co., Ltd., and Liu Changhong	Contractual Dispute	295,073.85	Jilin High-Tech Industrial Development Zone People’s Court	Under enforcement

11	FAW Jilin	Jiangsu Ante Zhixing New Energy Automobile Sales Co., Ltd.	Contractual Dispute	786,525.69	Jilin High-Tech Industrial Development Zone People’s Court	Under enforcement

12	Shandong Baoya	Hunan Taide Automobile Air Conditioning Co., Ltd., Shanxi Taide Automobile Air Conditioning Co., Ltd.	Contractual Disputes	424,787.72	Yantai Economic and Technological Development Zone People’s Court	Pending first instance trial

13	Shandong Baoya	Shanghai Youhang Automotive Electronics Co., Ltd., Shenzhen Youjia Innovation Technology Co., Ltd.	Contractual Disputes	271,258.89	Yantai Economic and Technological Development Zone People’s Court	Pending first instance trial

14	Jiangsu Zhongqi Boyue Vehicle Technology Co. Ltd.	Shandong Baoya	Contractual Disputes	276,738.87	Yantai Economic and Technological Development Zone People’s Court	Pending first instance trial

15	Zhejiang Mould Factory	Shandong Baoya	Contractual Disputes	928,108.04	Yantai Economic and Technological Development Zone People’s Court	Mediation prior to trial

16	Qingdao Branch of Changzhou Fusen Automobile Parts Co. Ltd.	Shandong Baoya	Contractual Disputes	433,466.22	Yantai Economic and Technological Development Zone People’s Court	Mediation prior to trial

17	Jiangsu Wosu Automobile Parts Co. Ltd.	Shandong Baoya	Contractual Disputes	467,442.08	Yantai Economic and Technological Development Zone People’s Court	Stage of first instance trial

18	Zhengzhou Dexin Automobile Parts Co. Ltd.	Shandong Baoya	Contractual Disputes	208,204.90	Yantai Economic and Technological Development Zone People’s Court	Mediation prior to trial

19	Qinghe County Xinlian Rubber and Plastic Products Factory	Shandong Baoya	Contractual Disputes	199,834.50	Yantai Economic and Technological Development Zone People’s Court	Mediation prior to trial

20	Xingyu Auto Parts INC.	Shandong Baoya	Contractual Disputes	323,517.32	Yantai Economic and Technological Development Zone People’s Court	Mediation prior to trial

21	Changzhou Kaide Auto Parts Co., Ltd.	Shandong Baoya	Contractual Disputes	465,798.09	Yantai Economic and Technological Development Zone People’s Court	Mediation prior to trial

22	Jiangxi Dekai Auto Lamp Co., Ltd.	Shandong Baoya	Contractual Disputes	1,066,947.38	Yantai Economic and Technological Development Zone People’s Court	Mediation prior to trial

23	Rizhengsheng Automotive Technology (Changzhou) Co., Ltd.	Shandong Baoya	Contractual Disputes	1,260,735.88	Yantai Economic and Technological Development Zone People’s Court	Stage of first instance trial

24	Jinan Tangqing Investment Co., Ltd.	Shandong Baoya	Contractual Disputes	828,540.64	Lixia District People’s Court of Jinan	Pending first instance trial

25	Zhang Jiannong	Shandong Baoya	Contractual Disputes	644,839.36	Lixia District People’s Court of Jinan	Pending first instance trial

26	Shandong Jiankang Dadi Enterprise Management Consulting Co., Ltd.	Shandong Baoya	Contractual Disputes	614,518.59	Lixia District People’s Court of Jinan	Pending first instance trial

27	Jinan Biyoulan Trading Co., Ltd.	Shandong Baoya	Contractual Disputes	778,613.47	Lixia District People’s Court of Jinan	Pending first instance trial

28	Greentree Financial Group, inc.	Chijet Motor Company, Inc., and Equiniti Trust Company, llc, f/k/a american stock transfer & trust company, llc	Contractual Disputes	USD1,556,235.95 and 441,549 shares	United States District Court Southern District of New York	Discovery and Counterclaim Service

29	Safety Shot inc. f/k/a jupiter wellness inc.	Chijet Motor Company, inc., and equiniti trust company, llc, f/k/a american stock transfer & trust company, llc	Contractual Disputes	USD559,721.74 and 180,382 shares	United States District Court Southern District of New York	Discovery

30	L&H, INC.	Chijet Motor Company, Inc., and Equiniti Trust Company, llc, f/k/a American Stock Transfer & Trust Company, llc	Contractual Disputes	USD1,697,289.22 and 507,140 shares	United States District Court Southern District of New York	Discovery

31	Kin Chung Wong	Chijet Motor Company, Inc., and Equiniti Trust Company, llc, f/k/a American Stock Transfer & Trust Company, llc	Contractual Disputes	USD2,055,327.97 and 557,849 shares	Supreme Court of the State of New York	Discovery

Despite the listing of status for items above, future events and outcomes may be different than currently reasonably expected by the Company. Amounts in controversy are converted into US dollar using the exchange rate as of December 31, 2024 (i.e., 1 USD = RMB 7.2993).

The Company accrued the expected amount of loss for Case No.1-7, No.9 and No. 24-27.

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

Patents

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

Copyrights

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

Trademarks

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

Domain Names

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

Value-Added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993, came into effect on January 1, 1994 and were subsequently amended from time to time; and the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax were promulgated by the MOF on December 25, 1993 and subsequently amended on December 18, 2008 and October 28, 2011 (collectively, the “VAT Law”). On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax. In November 2011, the MOF and the State Taxation Administration promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the MOF and the State Taxation Administration further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax. On March 20, 2019, the MOF, the State Taxation Administration and the General Administration of Customs issued Announcement on Policies for Deepening the VAT Reform jointly, under which the VAT rates under the basic mechanism is 13% for the sectors such as operating and financial leases of equipment, 9% for sectors such as transportation, postal, basic telecommunication, and construction services as well as sales and leases of real property and real property rights, 0% for exported services and 6% for all remaining services, including financial services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided. Furthermore, according to the Announcement of the State Taxation Administration on Matters relating to Expanding the Scope of the Pilot Scheme for Issuance of Special VAT Invoices by Small-Scale Taxpayers issued by State Taxation Administration on February 3, 2019, the basic mechanism may not apply to small-scale taxpayers who may pay the VAT taxes at the levy rates of 3% and 5% on the basis of their sales amount. On September 1, 2023, the SCNPC promulgated the Value-added Tax Law (Draft for Second Review), which, upon its enactment, will replace the Provisional Regulations of the PRC on Value-added Tax. On December 25,2024, the SCNPC promulgated the Value-added Tax Law, which become effective on January 1, 2026, will replace the Provisional Regulations of the PRC on Value-added Tax.

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

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or the Filing Rules. The Filing Rules took effect on March 31, 2023, when the CSRC started to accept filing applications. Under the Filing Rules, a filing-based regulatory system will apply to “indirect overseas offering and listing” of PRC domestic enterprises, which refers to such securities offering and listing in an overseas market made by an offshore entity based on the underlying equity, assets, earnings or other similar rights of a domestic enterprise which operates its main business domestically in mainland China. The Filing Rules apply to all overseas equity financing and listing activities of PRC domestic enterprises, including initial and follow-on offerings of shares, depository receipts, convertible corporate bonds, or other equity instruments and trading of securities in overseas market.

Any future capital raising activities such as follow-on equity or debt offerings, listing on other stock exchanges and going private transactions, may also be subject to the filing requirement with the CSRC. Failure to complete such filing procedures as required under the Filing Rules, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

Licenses

Apart from the business licenses held by each of our PRC subsidiaries, the following table provides details on the licenses and permissions held by our PRC subsidiaries.

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

4C. Organizational Structure

For descriptions of our organizational, please see “Item 3. Key Information - Our Holding Company Structure.”

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

* The land use rights held by FAW Jilin, Shandong Baoya, Dezhou Yarui and Xiangyang Yazhi have been pledged to lenders of certain loan agreements. See “Item 7. Major Shareholders and Related Party Transactions”, “Item 13. Defaults, Dividend Arrearages and Delinquencies” and Note 22 of Notes to Consolidated Financial Statements, which are included in this annual report, for more details of the current status of these land use rights. As of the date of this annual report, the lenders have not reclaimed these land use rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry — We are in breach of certain loan agreements and may become in breach of other loan agreements in the future. If lenders enforce the pledge on certain of our properties, our business operation may be disrupted, and our business, financial condition, results of operations and prospects could be materially and adversely affected.”

We also leased the following premises.

Located Address	Lessee	Lessor	Duration of Leasehold	Use of Leasehold	Rent per year USD
Workshop No. 2, Yeda Industrial Plant West, Tianshan Rd. 3-6, Kaifa District, Yantai	Shandong Baoya	Yeda	2025.2.1-2026.1.31	Headquarters of offices, temporary office, the establishment of new energy vehicle research institute, automotive laboratory and exhibition hall,	34,094

We believe that our existing facilities are suitable and adequate to meet our current needs.

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

Overview

We are engaged in the research and development, manufacturing, sales, and service of new energy vehicles and traditional fuel vehicles in China. Our mission is to produce vehicles with efficient exhaust emissions, improve air quality, and benefit users and the environment. The main operating entities include Shandong Baoya and FAW Jilin.

Our main business includes the design and development, production, sales, after-sales service and export of new energy vehicles and vehicle parts. Our passenger vehicles include small cars, sedans, sports utility vehicles, or SUVs, and our commercial vehicles include light trucks and vans.

We manufacture vehicles using intelligent manufacturing ecosystems, which focus on efficiency in planning, R&D, supply chain management, manufacturing, quality, and logistics.

Our current products include: R7, V80, T80.

We are planning to develop deliver trucks and pure electric cars. The current models that are about to be mass-produced by the end of 2025 include:

●	Senya R9PHEV is a compact SUV designed for customers. We see a large potential market for the model with its high efficiency, low fuel consumption, and long battery life. The vehicle size is 4,505×1,835×1,695mm, with a wheelbase of 2700mm, battery capacity of 17.52kWh, internal combustion engine (ICE) of 81/110k and the cruising range of more than 1100 kilometers.

●	The Chijet FB77 is a new pure electric flagship sedan designed for middle-class consumers. The model has the characteristics of high intelligence, large space, and long battery life. The vehicle size is 4,695×1,870×1,500mm, with a wheelbase of 2,825mm, and the cruising range of 600 kilometers.

Key Factors Affecting Our Results of Operations

1. Industry trends

2024 is a year of high-quality growth for China’s new energy passenger vehicles. According to data released by the China Passenger Car Association, China’s cumulative retail sales of passenger vehicles in 2023 was 21.7 million units, which includes 7.7 million units (more than 35%,) of new energy vehicles. Meanwhile, the pure electric vehicle penetration rate has reached 24% in 2023, demonstrating a strong trend of volume increase. The new energy vehicle market has shown a series of gratifying developments. The year 2023 has witnessed the gradual transformation of China’s new energy vehicle industry policy towards encouraging large market supply and rich categories to meet consumers’ diversified needs. Multiple signs show that China’s new energy vehicle market has truly developed into a stage of market-driven growth.

According to the China Automobile Association’s forecast, sales of new energy vehicles will reach 11.5 million units in 2024, the penetration rate of new energy is expected to exceed 40%, and the penetration rate of pure electric products is expected to reach 30%.

Specifically, we believe our customers will focus on the following characteristics in selecting the electric vehicles:

(1) Battery life/range

As consumers switch from traditional fuel vehicles to new energy vehicles, the driving range must be comparable, which is why battery life is critical for consumers. The current mainstream models have an average cruising range of about 500 kilometers/310 miles.

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

2. Company specific factors

The year of 2024 has been critical for our strategic transformation and development. Our new product research and development has entered the final stage. In the meantime, CJET started to have a new strategy, that is searching for acquisition opportunity, which can associate with the company to improve the business performance. On February 2025, Company started to acquire a new business which is named Too Express. Too Express is working on delivering business. Too Express will expand CJET’s business scope. In the meantime, CJET will start entering deliver truck business to cooperate with Too Express.

Our ability to implement effective marketing and sales strategy

To promote product sales, we have adopted the following strategic measures in 2024:

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

3) Dynamic marketing strategy. We will adopt a combination of innovative marketing models and traditional marketing models. Based on the current status and development trends of the automobile market, traditional marketing models such as product displays, product presentations, test drives through dealers, and 4S dealerships are still feasible. We will continue to use the traditional models to grow new dealerships and advance new marketing areas. New marketing models such as live streaming marketing, organized trade fairs, and group buying have been thriving. We made preliminary attempts to develop the overseas market in 2024 and achieved better-than-expected results. We will continue to innovate marketing models with the help of short video clips, live streaming marketing, WeChat mini programs, etc., to diversify our online channels.

Our ability to maintain and enlarge supplier base

We have further expanded the supplier base. We continue strengthening cooperation with well-known domestic and foreign suppliers, adding 32 new first-tier suppliers and 172 new second-tier suppliers in 2024 We will continue the cooperation with leading suppliers to integrate advantageous resources, to ensure the completion of new product development as planned and timely delivery of mass-produced products.

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

Key Components of Results of Operations

Revenues

The following table presents our revenue components by amount and as a percentage of the total revenues for the periods indicated.

	Year Ended December 31
	2022		2023		2024
(US$’000)	US$	%	US$	%	US$	%

Revenue：
Vehicle sales	11,630	77.7	7,680	81.0	6,396	92.5
Sales of vehicle parts, accessories and others	3,331	22.3	1,803	19.0	519	7.5
Total Revenue	14,961	100	9,483	100	6,915	100

The Company generates revenues from (i) vehicle sales, which represent sales of gasoline vehicles, hybrid vehicles and pure electric vehicles; (ii) sales of vehicle parts, accessories and others. Our vehicle sales are mainly from sales of the R7, V80 and T80 models. In 2024 we sold 1,108 vehicles. Our sales of vehicle parts, accessories and others include sales of self-made vehicle parts, semi-finished product etc. Majority part of sales is from vehicles, sales of vehicle parts, accessories and others are recognized when controls are transferred to customers.

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

Selling, general and administrative expenses

Our selling expenses consist primarily of employee compensation, transportation cost, and packaging fees.

Our general and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, share-based compensation, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses.

Impairment charge

The Company periodically reviews assets for impairment. An impairment loss would be recorded whenever the fair value of an asset is determined to be below its carrying value. The Company considers whether the fair value of our assets has declined below its carrying value whenever adverse events or changes in circumstances indicate that recorded value may not be recoverable.

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

Government grant

Our government grant represented government subsidies received by our PRC based subsidies from certain local governments. Government subsidies primarily consist of specific subsidies that the local government has provided for a specific purpose, such as land fulfillment costs and production and capacity subsidies related to the manufacturing plant construction. The Company recognizes government subsidies until there is reasonable assurance that the Company will comply with conditions attaching to them and the grants will be received. Hence, the Company recorded specific subsidies as other non-current liabilities when received and the specific subsidies are recognized as other income at each stage when the Company is entitled to the amount or the required performance is met. The Company currently recognizes government subsidies 1) using a systematic basis over the periods in which the entity recognizes the related expenses or losses that the grants are intended to compensate and 2) when the grant becomes receivable if it compensates for expenses or losses already incurred.

(Loss) /Gain on equity investment

(Loss) /Gain on equity investment primarily consists of the changes in fair value of our investments in unconsolidated subsidiaries.

Other expenses

Other expenses primarily consist of expenses of non-operating activities.

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

Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. Interest and penalties related to uncertain tax positions, if any, are recorded under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of operations. The Company did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2022, 2023 and 2024. As of December 31, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

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

	Year Ended December 31,
(US$’000)	2022	2023	2024
Revenues:
-Vehicle Sales	11,630	7,680	6,396
-Sales of vehicle parts, accessories and others	3,331	1,803	519
Total revenues	14,961	9,483	6,915
Cost of revenues：
-Vehicle Sales	(11,280)	(7,384)	(13,824)
-Sales of vehicle parts, accessories and others	(8,005)	(7,911)	(1,754)
Cost of revenues-total	(19,285)	(15,295)	(15,578)
Cost of idle capacity	(34,001)	(26,951)	(16,163)
Gross loss	(38,325)	(32,763)	(24,826)
Operating expenses：
Research and development	13,772	8,398	1,478
Selling, general and administrative	65,324	47,281	30,864
Impairment charge	842	283	112
Total operating expenses	79,938	55,962	32,454
Loss from operations	(118,263)	(88,725)	(57,280)

Other income	1,243	1,360	2,439
Interest income	840	681	51
Interest expense	(14,724)	(14,819)	(16,574)
Government grant	19,467	3,748	2,990
(Loss)/gain on equity investment	6	(519)	(355)
Other expenses	(87)	(227)	(276)
Provision for income tax	-	-	-
Net loss	(111,518)	(98,501)	(69,005)

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues

Our revenues decreased by 27% from US$9.48 million in 2023 to US$6.92 million in 2024, primarily attributable to (i) a decrease of vehicle sales by 17% from US$7.68 million in 2023 to US$6.40 million in 2024, mainly due to the Company’s promotional activities and the adjustment of different types of vehicles sold in the year ended December 31, 2024. The sales revenue of V80/V80EV and R8 decreased from US$928,501 in 2023 to nil in 2024. (ii) a decrease of sales of vehicle parts, accessories and others decreased by 71% from US$1.80 million in 2023 to US$518,498 in 2024.

Cost of revenues

Our total cost of revenues increased by 2% from US$15.29 million in 2023 to US$15.58 million in 2024, which was mainly due to the fact that the vehicles sold in 2023 were fully provided for impairment in prior years and the vehicles sold in 2024 were primarily new production for which no impairment had been provided, resulting in higher costs in 2024.

Cost of revenues - idle capacity

Cost of revenues - idle capacity decreased by 40% from US$26.95 million in 2023 to US$16.16 million in 2024, which was mainly due to the decrease in depreciation expenses for machinery and equipment as some of our machinery and equipment were fully depreciated as of December 31, 2024.

Gross loss

Our gross loss decreased by 24% from US$32.76 million in 2023 to US$24.83 million in 2024.

Research and development expenses

Our R&D expenses decreased by 82% from US$8.40 million in 2023 to US$1.48 million in 2024, primarily attributable to a decrease in our R&D which was adjusted to match our financing progress and some R&D projects were completed in 2023.

Selling, general and administrative expenses

Our selling, general and administrative expenses decreased by 35% from US$47.28 million in 2023 to US$30.86 million in 2024, which was mainly due to the recognition of professional services fees related to IPO for the year ended December 31, 2023, while there were no such expenses during the year ended December 31, 2024.

Impairment Charges

Our impairment charges decreased by 60% from US$283,212 in 2023 to US$111,989 in 2024, which was mainly due to a decrease in new impairments in fiscal 2024 as the related assets were fully provided for in fiscal 2023.

Loss from operations

As a result of the foregoing, we incurred a net loss of US$57.28 million in 2024, representing a decrease of 35% as compared to a net loss of US$88.73 million in 2023.

Government grant

Our government grants decreased by 20% from US$3.75 million in 2023 to US$2.99 million in 2024, which was mainly attributable to the decrease in government subsidies for property and land tax received by FAW Jilin.

Net loss

As a result of the foregoing, we incurred a net loss of US$69.01 million in 2024, representing a decrease of 30% as compared to a net loss of US$98.50 million in 2023.

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Our revenues decreased by 37% from US$14.96 million in 2022 to US$9.48 million in 2023, primarily attributable to the fact that vehicle sales decreased by 34% from US$11.63 million in 2022 to US$7.68 million in 2023, mainly due to our proactive strategic transformation as well as the implementation of the National VI emission standards, which led to a decrease in domestic sales of fuel vehicles. At the same time, we actively expanded online and overseas channels in the second half of 2023, narrowing the sales decrease during the transformation period. The decrease in revenue was also caused by the fact that sales of vehicle parts, accessories and others decreased by 46% from US$3.33 million in 2022 to US$1.80 million in 2023. On the one hand, the sales decrease in vehicle sales led to a decrease in parts and accessories sales. On the other hand, the inventories of parts and accessories in our dealers were relatively sufficient during the COVID-19 pandemic periods, leading to a decrease in demand after the pandemic. The decrease in revenues was greater than the decrease in cost of revenues, mainly due to the Company’s series of promotional activities in 2023, which resulted in a decrease in the selling price of the vehicles.

Cost of revenues

Our total cost of revenues decreased by 21% from US$19.29 million in 2022 to US$15.30 million in 2023, which was mainly due to the decrease of vehicle sales of our traditional fuel vehicles.

Cost of revenues - idle capacity

Cost of revenues - idle capacity decreased by 21% from US$34 million in 2022 to US$26.95 million in 2023, which was mainly due to the decrease of depreciation expenses for machinery and equipment. Some of the assets were fully depreciated by the end of December 31, 2023.

Gross loss

Our gross loss decreased by 15% from US$38.33 million in 2022 to US$32.76 million in 2023.

Research and development expenses

Our R&D expenses decreased by 39% from US$13.77 million in 2022 to US$8.40 million in 2023, primarily attributable to (i) a decrease from our R&D plan actively adjusted to match the financing progress, with corresponding R&D expenses occurring in the future; (2) some R&D projects completed during 2023, with less corresponding R&D expenses occurred compared to which in 2022.

Selling, general and administrative expenses

Our selling, general and administrative expenses decreased by 28% from US$65.32 million in 2022 to US$47.28 million in 2023, which was mainly due to the recognition of approximately US$22.90 million of expenses related to warrants to Greentree and professional services fees related to IPO in 2022, while the amounts of such expenses were relatively small in 2023.

Impairment charge

Our impairment charge decreased by 66% from US$841,742 in 2022 to US$283,212 in 2023, which was mainly due to significant provision of impairment of the corresponding assets in 2021 and 2022.

Loss from operations

As a result of the foregoing, we incurred a net loss of US$88.73 million in 2023, representing a decrease of 25% as compared to a net loss of US$118.26 million in 2022.

Interest expense

Our interest expense increased slightly from US$14.72 million in 2022 to US$14.82 million in 2023.

Government grant

Our government grant decreased by 81% from US$19.47 million in 2022 to US$3.75 million in 2023, which was mainly due to the readjustment of the research and development and construction process of the Yantai production base, resulting in a corresponding delay in the amount of government grant to future years.

Net loss

As a result of the foregoing, we incurred a net loss of US$98.50 million in 2023, representing a decrease of 12% as compared to a net loss of US$111.52 million in 2022.

B.	Liquidity and Capital Resources

We have been funded primarily through financing from shareholders, payments from customers, and capital from government funding. We had cash and cash equivalents and restricted cash of US$3.71 million and US$63,856 respectively as of December 31, 2024. As of December 31, 2024, our working capital deficit was US$510.89 million.

As of December 31, 2024, we had US$363.59 million of short-term borrowings. As of December 31, 2023, we had US$332.11 million of short-term borrowings and US$40.55 million of long-term borrowings. As of December 31, 2022, we had US$296.72 million of short-term borrowings and US$85.91 million of long-term borrowings.

We have a business plan related with our F3 which is up to US$200 million limited, being carried out. Although this business plan may increase our financing to supplement working capital in the future, we acknowledge that our business plan may not result in positive working capital in the near future.

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

The Company implemented a 1-for-30 reverse stock split on July 8, 2024.

Cash flows

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31
(US$’000)	2022	2023	2024
Summary of Consolidated Cash Flow Data:
Net cash (used in) / provided by operating activities	22,383	(40,017)	(25,464)
Net cash (used in) investing activities	(13,245)	(1,762)	(1,058)
Net cash provided by financing activities	1,380	5,225	13,638
Effects of currency translation on cash, cash equivalents, and restricted cash	(3,635)	(1,360)	4,546
Net (decrease) / increase in cash, cash equivalents and restricted cash	10,518	(36,554)	(12,884)
Cash, cash equivalents and restricted cash at beginning of the year	43,140	50,023	12,109
Cash, cash equivalents and restricted cash at end of the year	50,023	12,109	3,771

Operating activities

In 2024, net cash used in operating activities was US$25.46 million, primarily attributable to our net loss of US$69.01 million adjusted for (i) non-cash items of US$41.14 million, which primarily consisted of depreciation and amortization expenses that amounted to US$23.13 million and interest expense that amounted to US$16.57 million and (ii) a net increase in operating assets and liabilities of US$2.4 million, including a decrease in amounts due from related parties of US$10.08 million, which was partially offset by (among other things) a decrease in accounts and notes payable of US$1.28 million and a decrease in accruals and other current liabilities of US$6.28 million.

In 2023, net cash used in operating activities was US$40.02 million, primarily attributable to our net loss of US$98.50 million adjusted for (i) non-cash items of US$54.15 million, which primarily consisted of depreciation and amortization expenses that amounted to US$34.62 million and (ii) a net increase in operating assets and liabilities of US$4.34 million, including an increase in accrual and other current liabilities of US$14.40 million and a decrease in amounts due from related parties of US$11.27 million, which was partially offset by a decrease in accounts and notes payable of US $13.14 million.

In 2022, net cash provided by operating activities was US$22.38 million, primarily attributable to our net loss of US$111.52 million adjusted for (i) non-cash items of US$68.32 million, which primarily consisted of depreciation and amortization expenses of US$44.65 million and warrant expense of US$22.90 million and (ii) a net increase in operating assets and liabilities of US$65.58 million, including a decrease in other assets of US$52.01 million, an increase in accrual and other liabilities of US$14.09 million and a decrease in amounts due from related parties of US$10.59 million.

Investing Activities

In 2024, net cash used in investing activities was US$1.06 million, primarily attributable to the use of US$1.09 million in purchase of fixed assets, partially offset by the cash received from the disposal of fixed assets of US$30,113.

In 2023, net cash used in investing activities was US$1.76 million, primarily attributable to the use of US$5.34 million in the purchase of fixed assets, partially offset by (among other things) the cash obtained by repayment from JWAC on the promissory notes receivable of US$2.06 million and the cash received from disposal of fixed assets of US$1.51 million.

In 2022, net cash used in investing activities was US$13.25 million, primarily attributable to the use of US$11.84 million in the purchase of fixed assets.

Financing Activities

In 2024, net cash provided by financing activities was US$13.64 million, primarily attributable to (i) cash proceeds of US$12.12 million in short term borrowings from third parties and related parties, and (iii) proceeds of US$2.82 million from private placements from third parties and related parties, partially offset by the repayment of related party borrowings of US$1.30 million.

In 2023, net cash provided by financing activities was US$5.23 million, primarily attributable to (i) cash proceeds of US$4.49 million in reverse recapitalization, (ii) short-term borrowings of US$4.84 million from related parties, and (iii) proceeds of US$1.10 million from exercise of the Greentree warrants, partially offset by the repayment of short-term borrowings of US$2.33 million and repayment of related party borrowings of US$2.60 million.

In 2022, net cash provided by financing activities was US$1.38 million, primarily attributable to the issuance of promissory notes payable to JWAC on December 5, 2022 of US$1.38 million.

Material Cash Requirements

Our significant cash requirements mainly include capital commitments to purchase mold tools, equipment and constructing production bases, cash needs in our business operations, and repayment of the short-term and long-term borrowings.

In 2022, 2023, and 2024, our capital expenditures were US$11.59 million, US$972,365 and US$453,858, respectively. During these years, our capital expenditures were primarily used to purchase property, plant, and equipment, the purchase of intangible assets, the construction of production facilities, the purchase of molds and tools, and research and development activities. We expect our capital expenditures to continue to be significant in the foreseeable future as we continue to invest in expanding our business to meet our business growth.

Holding Company Structure

See “Item 3. Key Information—Our Holding Company Structure.”

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview— Technology Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with the generally accepted accounting principles in the United States. (“U.S. GAAP.”) The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

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

Impairment of long-lived assets

We review long-lived assets (primarily property, plant and equipment and land use right) annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable in accordance with ASC 360. We use continuing operating losses and significant adverse changes in the extent in which the individual asset/asset group is being used as our primary indicator of potential impairment for our impairment testing. We firstly determine the unit of account for testing long-lived assets when indicators of impairment are present. We evaluate recoverability based on the forecasted future undiscounted cash flows, which incorporate our best estimate of sales growth and margin increase based upon our plans for the unit. For assets that are deemed to not be recoverable, we write down the impaired asset to its estimated fair value.

Impairment of indefinite-lived intangible assets

Intangible assets with indefinite lives are tested for impairment at least annually as of each balance sheet date and more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired in accordance with ASC 350. We calculate the fair value of the indefinite-lived intangible asset using a discounted cash flow method and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. Inherent in our development of cash flow projections are highly subjective assumptions and estimates derived from a review of our operating results, business plan forecasts, expected growth rates, and cost of capital, similar to those a market participant would use to assess fair value. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, we recognize an impairment loss in an amount equal to that excess. In consideration of the growing electric vehicle industry in China, our improving financial performance, the stable macroeconomic conditions in China, and our future manufacturing plans, we determined that it is not likely that the indefinite-lived intangible assets were impaired as of December 31, 2022, 2023, and 2024.

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

Name	Age	Position
Executive Officers
Mu Hongwei	54	Chief Executive Officer, Founder and Director
Zhang Jiannong (2)(3)	61	Founder and Director
Wu Lichun (2)(3)	62	Founder and Director
Wang Qingjun	60	Founder and Advisory Board Member
Dongchun Fan	55	Chief Financial Officer
Wang Xiangyin(9)	62	Chief Operating Officer
Li Na	44	Senior Vice President
Wang Xinjian	41	Secretary of the Board
Non-Employee Directors
Simon Pang (6)	69	Independent Director (4)
Wen Li (3) (5)	59	Independent Director
John Chiang (4)	63	Independent Director
Ying Liu (2)(7)	50	Independent Director
Huimin Li (1)(7)	45	Independent Director
Wanli Wang (2)(8)	55	Independent Director
Wenbo Wang(1)	44	Independent Director
Na Wang(8)	42	Independent Director
Jing Zhang(8)	39	Independent Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3) (4) (5) (6)

Member of the nominating and corporate governance committee.

Resigned on June 3, 2024, due to personal reason

Resigned on May 2, 2024, due to personal reason.

Resigned on March 15, 2024, due to personal reasons.

(7) (8)	Resigned on January 14, 2025, due to personal reasons. Appointed on January 27, 2025
(9)	Resigned on May 12,2024, due to personal reason

Executive Officers

Dongchun Fan, CFO

Mr. Dongchun Fan has served as the CFO and Vice President of Shandong Baoya since 2023. He is an accomplished financial leader with a distinguished career spanning multiple industries. From November 2021 to December 2022, he served as the CFO of Chiso Automotive (Chongqing) Co., Ltd., overseeing financial strategy, system establishment, and capital operations. Prior to this, as the Group Director/Vice President and Finance Director of Liaoning Shuguang Automotive Group Co., Ltd., a China A-share listed company from August 2020 to August 2021, Mr. Fan enhanced financial operations, managed capital initiatives, and directed strategic financing. From May 2018 to October 2019, he held the position of CFO at Shenyang Zhongtai Equipment Manufacturing Co., Ltd., focusing on financial controls, investment management, and budget administration. Mr. Fan has also held leadership roles at entities including Jiangsu Muyang Group Co. Ltd., and Impro Precision Industries Limited, where he led projects of initial public offerings, risk control, and internal systems. He earned a master’s degree in business administration (MBA) from Tsinghua University in 2004 and a bachelor’s degree in mechanical manufacturing from Shenyang Aerospace University in 1992. Mr. Fan holds certifications including Certified Public Accountant (CPA) in China, Certificate of Intermediate Accountant and National Certificate of Legal Profession.

Wang Qingjun, Member of the Advisory Board

Mr. Wang Qingjun is the founder and director of Shandong Baoya. He once served as one of the main founders of many science and technology companies. Since January 2008, he has served as chairman at Nanjing Shengnuo Biotechnology Industry Co., Ltd., a biotechnology development company, where he is responsible for company management. Since November 2019, he has served as chairman of Jiuzhao New Energy Technology Co., Ltd, a company specialized in R&D and production of lithium batteries, where he is responsible for strategic and product planning. He has a deep understanding and operational experience of enterprise “innovation” and is good at grafting and integration of technological innovation and market convergence. He is currently a member of the Board of Directors of Shandong University of Technology and an inventor of several Chinese patented technologies.

Li Na, Senior Vice President

Ms. Li Na has been been employed by Shangdong Baoya since October 2010. As a founding senior employee of the company, she has successively held the posts of Vice President, General Manager of Human Resources Center and General Manager of Sales of Shandong Baoya, and Senior Vice President of the Group. Ms. Li Na has been in the industry for nearly 20 years. She is familiar with the operation and management of automobile OEMs. She has a wide range of connections in the industry, superb professional brand marketing and marketing capabilities, and rich experience in the automobile sales industry. She was awarded the title of “Jinan Municipal Model Worker”.

Wang Xinjian, Secretary of the Board

Mr. Wang Xinjian joined Shangdong Baoya in December 2014 and has been serving as the assistant to the Chairman of the Board since 2016. Mr. Wang Xinjian holds a bachelor’s degree in mechanical engineering and automation from Jinan University. From May 2010 to November 2014, he served as the project manager and CTO assistant at Jinan Qingqi Motorcycle Co.,Ltd., a motorcycle company, where he was responsible for research and development. He has rich experience in product research and development and project management.

Directors

Mr. Mu Hongwei is a founder and director of Shandong Baoya has served as a director of our company since 2023. Mr. Mu graduated from Shandong University with a bachelor’s degree in Chemistry, and worked in Shandong Academy of Sciences from 1993 to 1998 with five years’ experience in electrochemical research and management. He WAS be the representative of Australia Situ Company in China, the director of Shandong Aosuo Management Consulting Co., Ltd and the chairman of Shanghai Aosuo Investment Co., Ltd. Mr. Mu has rich experience, nearly 30 years, in capital operation, management, sales and international business development in new energy vehicles, biotechnology and enterprise management consulting. Mr. Mu is an engineering and technical expert of Shandong Science and Technology Commission, a leader of new energy vehicles in Shandong Province, an electrochemical expert and an economist.

Mr. Zhang Jiannong has served as a director of our company since May 2010. Mr. Zhang served as the director of Shandong Baoya from October 2010 to March 2024 and as the legal representative from December 2013 to March 2024. Mr. Zhang graduated from Jinan University with a bachelor’s degree in physics, taught at Jinan No. 34 Middle School (Yanshan Middle School) from September 1983 to July 1993, and served as executive vice president of Shandong Sanzhu Pharmaceutical Group Co. Ltd. from October 1993 to July 1999. Mr. Zhang has significant experience in comprehensive operation and management of new energy s. As an expert in management and Confucianism, he authored “Soul and Wealth”, “Three Primary Colors of Confucius.”.

Wu Lichun

Mr. Wu Lichun is a founder and director of Shandong Baoya and has served as a director of our company since 2023 . He received dual master’s degrees from Huazhong University of Science and Technology and Tsinghua University respectively. He is of Canadian nationality, and currently serves as the chairman of Euroamer Kaiwan Technology Company Limited since March 2018, Chairman of Shandong University of Engineering and Vocational Technology since April 2006, Vice President of China Overseas Chinese Businessmen Federation since August 2010, with significant experience in enterprise operation and management.

Non-Employee Directors

Mr. Wen Li has served as a member of our Board since March 2023. Mr. Li has been the President of AAIT, a company providing technical insights to customers. He has extensive program and project development experiences in the alternative energy industry. From November 2014 until October 2020, he served as the Chief Scientist of Tianneng Power International. From April 2007 to October 2014, he served as the Senior Research Staff Member of HRL Laboratories LLC, a subsidiary of General Motors and Boeing. From January 2002 to April 2007, he was the Senior Principal Scientist and Fuel Cell & H2 Storage Project Lead at Toyota Technology Center, USA. From July 2000 to December 2001, he was a Postdoctoral Research Associate at the University of Notre Dame. From November 1997 to June 2000, Mr. Li was a Postdoctoral Research Associate at California Institute of Technology. Mr. Li received his Ph.D. degree in Environmental Chemistry and Engineering from Tokyo Institute of Technology and his M.S. and B.S. degrees in Chemical Engineering from Tianjin University. Mr. Li has 67 granted patents and has authored 23 journal papers. We believe Mr. Li is well qualified to serve as a director due to his extensive laboratory experience and technical knowledge related to batteries and fuel cells.

Mr. John Chiang has served as a member of our Board since March 2023. Mr. Chiang has served as a member of the Board of Directors of Astrana Health (Nasdaq: ASTH) From 2015 to 2018, Mr. Chiang served as California’s 33rd State Treasurer. As the state’s treasurer, he oversaw trillions of dollars in annual transactions, managed a $75 billion investment portfolio and was the nation’s largest issuer of municipal bonds. Prior to being elected Treasurer, Mr. Chiang served as State Controller of California from 2007-2014. He served as a CalPERS and CalSTRS Trustee from to. In 1998, he was elected to California’s Board of Equalization and served two terms, including three years as chair. Mr. Chiang serves as a member of the Leadership Council of California Forward, a member of Board of Councilors of the USC Sol Price School of Public Policy, and an advisory board member of the Robert T. Matsui Center at the University of California Berkeley Institute of Governmental Studies. He is also on the board of directors of GrubMarket, Pasadena Private Lending, Boom Interactive and Chime TV and the advisory boards of Adept and AlphaX. Mr. Chiang served as an Aspen Institute Rodel Fellow, Co-Chair of California Forward, Treasurer of California State Guard Foundation, Hunt-Kean Leadership Fellow and University of Southern California Center for the Political Future Fellow. Mr. Chiang graduated with honors from the University of South Florida with a B.S. degree in finance and received a J.D. degree from the Georgetown University Law Center.

Ms. Ying Liu has served as a member of our Board since March 2023. Ms. Liu has served as Chief Operating Officer since August 2022 and Chief Financial Officer since November 2021 of Wish, a Nasdaq company engaged in 2020. She previously served as Chief Financial Officer and Senior Vice President of Shutterfly, Inc., from April 2020 to November 2021. Prior to joining Shutterfly, Ms. Liu served as CFO and SVP Lexmark International, a printing and imaging solution company, from July 2017 to April 2020. She previously served as VP of Finance, Enterprise BG at Huawei Technology Inc., a global information and technology company. Prior to Huawei, Ms. Liu spent eight years at Cisco Systems, Inc. where she held a number of senior finance positions. Earlier in her career, Ms. Liu held finance positions with Deloitte Financial Advisory Services, Goldman Sachs, and Deloitte & Touche LLP. She began her career at China Merchants Bank in Shanghai, China. Ms. Liu currently sits on the board of directors of Expensify, an expense management software company. Ms. Liu holds an M.B.A degree from the University of Washington and a B.A. degree from the Shanghai University of Finance and Economics. She is a chartered financial analyst and a certified public accountant.

Ms. Huimin Li has served as a member of our Board since April 2024. She has over 20 years of experience in financial planning and analysis, operations finance, accounting, mergers and acquisitions, and equity investments and financing. Since March 2021, Ms. Li has served as Vice President and Head of Finance at PingCAP, a Series D Cloud Infrastructure Software entity. From March 2020 to February 2021, Ms. Li managed her family’s investments. From September 2017 to February 2020, she served as the Assistant General Manager at Tencent, a multinational technology conglomerate and holding company. From September 2014 to August 2017, Ms. Li served as Finance Manager III/Controller at Cisco Systems, Inc. (Nasdaq: CSCO). Ms. Li received a B.A, degree in Finance from Renmin University of China and an M.B.A. degree focusing on Finance and Strategy from UCLA Anderson School of Management, where she graduated with honors.

Mr Wenbo Wang has served as a member of our Board since May 2024. He has over 20 years of experience in financial analysis, operations finance and. From 2019 to 2022 he served as the CEO of Centurygalaxy Group Co., Ltd... From 2013 to 2018 he served as General Manager of Internal Control Center for Bybo Group Co., Ltd., Prior thereto he served as the Deputy General Manager of the Group Finance Department of Tsinghua Unigroup LTD., Director of Internal Audit at Synutra International,Inc, a Nasdaq traded company engaged in in the production, distribution and sale of dairy based nutritional products.

Ms. Jing Zhang has served as a Director of our board since January 2025. Ms. Zhang has been engaged in freelance professional activities since January 2023, demonstrating adaptability and strategic expertise across diverse projects. She holds a diploma in Property Management (2005-2008) from Shandong Youth Management Cadre College, where she acquired foundational skills in operational coordination and resource management. Her professional background reflects a commitment to organizational efficiency and innovative problem-solving, qualities that align with the company’s governance priorities. Ms. Zhang brings a balanced perspective to the board, informed by her academic training and hands-on experience in dynamic work environments.

Mr. Wang Wanli has served as a Director of our board since January 2025. A seasoned legal professional with over 25 years of experience, Mr. Wang has been a Lawyer at Beijing Gaotong Law Firm since 2002, specializing in corporate restructuring, mergers & acquisitions (M&A), and cross-sector investment financing. He holds a Master Degree of Law (2003-2005) from China University of Political Science and Law and a Bachelor of Engineering (1989-1993) from Nanjing University of Finance and Economics, blending technical acumen with legal rigor.

Mr. Wang’s career began in public service at the Beijing Fengtai District Grain Bureau (1993-1999), where he developed operational oversight skills as Deputy Chief of the Operations Section. Transitioning to private practice in 1999, he has since led high-stakes M&A and restructuring matters across industries including aviation, energy, securities, and finance. Notable engagements include serving as Lead Counsel for:

- The restructuring of Huaxia Securities into China Securities (now CITIC Construction Securities);

- Corporate reorganizations under China National Aviation Holding Corporation;

- Liaoning Securities’ restructuring into a state-controlled entity.

His advisory work extends to multinational corporations and state-owned enterprises, including Caterpillar China, Sinopec Group, China Construction Bank, and Franklin Templeton Investments, where he has advised on compliance frameworks, risk mitigation, and strategic transactions. Mr. Wang’s dual expertise in engineering and law enables him to contribute uniquely to the Board’s oversight of complex technical, regulatory, and governance matters.

Ms. Wang Na has served as a Director of our board since january 2025. She has Project Management Professional with over 16 years of experience in construction engineering and cost control, Ms. Wang currently holds the position of Project Manager at Shandong Ju’an Project Management Co., Ltd. (2022–Present), overseeing large-scale infrastructure initiatives and resource optimization strategies. She holds a Bachelor’s degree in Civil Engineering (2019–2021) from the University of Jinan and earlier studied Construction Engineering Technology (2006–2009) at Shandong Jianzhu University, combining technical proficiency with operational leadership.

Ms. Wang’s career progression reflects deepening expertise in budget oversight, tender evaluation, and project lifecycle management:

- As Project Manager at Shandong Deqin Tendering Evaluation Cost Consulting Co., Ltd. (2019–2022), she refined skills in procurement compliance and cost-benefit analysis for public and private sector projects.

- At Shandong Zhengfang Firm (2016–2018), she led settlement audits and re-measurements for high-profile developments, including Zhonghai Huashan Longcheng and Zhonghai International Community ensuring fiscal discipline across multi-phase construction programs.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

6.B. Compensation

During the fiscal year ended December 31, 2024, we paid an aggregate of $480,853 to our executive officers and directors. Additionally, for our executive officers, we paid $41,100 for the fiscal year ended December 31, 2024 in social insurance, provident fund and other social benefits. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors.

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

2024 Share Incentive Plan

In May 2023, we adopted the 2023 Share Inventive plan (the “Incentive Plan”). The following is a summary of the material features of the Incentive Plan.

Eligibility

Persons eligible to participate in the Incentive Plan are officers, employees, non-employee directors, and consultants of the Company and its subsidiaries as selected from time to time by the plan administrator in its discretion, including prospective officers, employees, non-employee directors, and consultants. Any awards granted to such a prospect before the individual’s start date may not become vested or exercisable, and no ordinary shares may be issued to such individual, before the date the individual first commences performance of services with the Company or any of its subsidiaries.

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

Share Reserve

The number of Class A ordinary shares that may be issued under the Incentive Plan is equal to 5% of the aggregate number of ordinary shares issued and outstanding immediately after the Closing. All of the Class A ordinary shares initially available under the Incentive Plan may be issued upon the exercise of incentive stock options. The ordinary shares issuable under the Incentive Plan may be authorized, but unissued, or reacquired shares.

The Class A ordinary shares underlying any awards under the Incentive Plan that are forfeited, cancelled, held back upon exercise of a share option or settlement of an award to cover the exercise price or tax withholding, satisfied without the issuance of the ordinary shares or otherwise terminated (other than by exercise) will be added back to the Class A ordinary shares available for issuance under the Incentive Plan.

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

Share Options. The Incentive Plan permits the granting of both share options to purchase the Class A ordinary shares intended to qualify as incentive stock options under Section 422 of the Code and share options that do not so qualify. Share options granted under the Incentive Plan will be nonstatutory options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of the Company and its subsidiaries. Nonstatutory options may be granted to any persons eligible to receive awards under the Incentive Plan.

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

Upon exercise of share options, the exercise price must be paid in full either in cash, check, or, with approval of the plan administrator, by delivery (or attestation to the ownership) of the Class A ordinary shares that are beneficially owned by the optionee free of restrictions or were purchased in the open market. Subject to applicable law and approval of the plan administrator, the exercise price may also be made by means of a broker-assisted cashless exercise. In addition, the plan administrator may permit nonstatutory options to be exercised using a “net exercise” arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with fair market value that does not exceed the aggregate exercise price.

Share Appreciation Rights. The plan administrator may award share appreciation rights subject to such conditions and restrictions as it may determine. Share appreciation rights entitle the recipient to the Class A ordinary shares, or cash, equal to the value of the appreciation in the Company’s share price over the exercise price, as set by the plan administrator. The term of each share appreciation right will be fixed by the plan administrator and may not exceed 10 years from the date of grant. The plan administrator will determine at what time or times each share appreciation right may be exercised, including the ability to accelerate the vesting of such share appreciation rights.

Restricted Shares. A restricted share award is an award of the Class A ordinary shares that vests in accordance with the terms and conditions established by the plan administrator. The plan administrator will determine the persons to whom grants of restricted shares are made, the number of restricted shares to be awarded, the price (if any) to be paid for the restricted shares, the time or times within which restricted shares may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of restricted share awards. Unless otherwise provided in the applicable award agreement, a participant generally will not have the rights and privileges of a stockholder as to such restricted shares, including without limitation the right to vote such restricted shares and the right to receive dividends, if applicable.

Restricted Share Units. Restricted share units are the right to receive the Class A ordinary shares at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the plan administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with the Company or any of its subsidiaries, the passage of time or other restrictions or conditions. The plan administrator determines the persons to whom grants of restricted share units are made, the number of restricted share units to be awarded, the time or times within which restricted share units may be subject to forfeiture, the vesting schedule, and rights to acceleration thereof, and all other terms and conditions of the restricted share unit awards. The value of the restricted share units may be paid in Class A ordinary shares, cash, other securities, other property, or a combination of the foregoing, as determined by the plan administrator.

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

Change in Control

In the event of any proposed change in control (as defined in the Incentive Plan), the plan administrator will take any action as it deems appropriate, which action may include, without limitation, the following: (i) the continuation of any award, if the Company is the surviving corporation; (ii) the assumption of any award by the surviving corporation or its parent or subsidiary; (iii) the substitution by the surviving corporation or its parent or subsidiary of equivalent awards; (iv) accelerated vesting of the award, with all performance objectives and other vesting criteria deemed achieved at targeted levels, and a limited period during which to exercise the award prior to closing of the change in control, or (v) settlement of any award for the change in control price (less, to the extent applicable, the per share exercise price). Unless determined otherwise by the plan administrator, in the event that the successor corporation refuses to assume or substitute for the award, a participant shall fully vest in and have the right to exercise the award as to all of the Class A ordinary shares, including those as to which it would not otherwise be vested or exercisable, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels.

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

No awards have been granted under the Incentive Plan as of December 31, 2024.

6.C. Board Practices

Our board of directors consists of seven directors, including three executive directors and four independent directors. We have also established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. We have adopted a charter for each of the three committees. A description of the composition and responsibilities of each committee follows below.

Audit Committee

Na Wang, Jing zhang and Wenbo Wang, serve as members of our Audit Committee with Mr Wang serving as the chairman of the Audit Committee. Each of our Audit Committee members satisfies the “independence” requirements of the Nasdaq listing rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has determined that Mr Wang possesses accounting or related financial management experience that qualifies her as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

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

Compensation Committee

Zhang Jiannong, Wu Lichun, and Wenbo Wang serve as members of our Compensation Committee. Our Compensation Committee is responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Wu Lichun, Zhang Jiannong and Wenbo Wang serve as members of our Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors. Our directors are not subject to a set term of office and hold office until the next general meeting of shareholders called for the election of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resigns in writing, becomes bankrupt or makes any arrangement or composition with hi or/her creditors generally or is found to be or becomes of unsound mind.

6.D. Employees

As of December 31, 2024, 2023 and 2022, we had 1,389, 1,439 and1,630 full-time employees, respectively, of which 11, 11, and 11 were outsourced workers, respectively, accounting for 0.79%, 0.76% and0.67%, of our total workforce. The following table provides a breakdown of our employees by function as of December 31, 2024.

Functions	Number	Percentage
Research and Development	85	6.12%
Production	1,028	74.01%
Sales and Marketing	42	3.02%
General and Administrative Support	234	16.85%
Total	1,389 (including 11 outsourced workers)	100%

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

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 22, 2025 by our officers, directors and 10% or greater beneficial owners of ordinary shares.

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

On March 24, 2025, we issued an aggregate of 1,600,000 class B ordinary shares (the “Class B Shares”) to two of our existing shareholders, Chijet Holdings Limited and Euroamer Kaiwan Technology Company Limited, pursuant to a share exchange agreement (the “Agreement”) among our company and the two shareholders. In exchange for the Class B Shares, the two shareholders returned an aggregate of 1,624,910 Class A ordinary shares of the Company, which were subsequently canceled, retired and reverted to our authorized but unissued shares of Class A ordinary shares.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Voting Right of Outstanding Shares(2)
10% or Greater Shareholders
Euroamer Kaiwan Technology Company Limited (3)	2,320,112	34.43%
Chijet Holdings Limited(4)	1,520,241	22.56%
Executive Officers and Directors
Mu Hongwei (4)	1,520,241	22.56%
Wu Lichun (3)	2,320,112	34.43%
Zhang Jiannong*	0	0%
Huimin Li*	0	0%
Wang Qingjun*	0	0%
Dongchun Fan*	0	0%
Wang Xiangyin*	0	0%
Li Na*	0	0%
All directors and executive officers as a group (eleven individuals)	3,840,353	56.99%
		%
		%

* Less than one percent

(1)	Except as otherwise indicated below, the business address of our directors and officers is No. 8, Beijing South Road Economic & Technological Development Zone Yantai, Shandong, CN-37 264006 People’s Republic of China.

(2)	Applicable percentage of ownership is based on 30,887,525 Class A ordinary shares voting right and 1,600,000 B share at 20 times voting right outstanding as of May 15, 2025.

(3)	Represents shares held by Euroamer Kaiwan Technology Company Limited (“EKT”). Lichun Wu, our director, is the director of EKT and as such, may be deemed to be the beneficial owner of the securities held by EKT. The registered address of EKT, a Hong Kong company, is 12/F, Asia Trade Centre, 79 Lei Muk Road, Kwai Chung, NT, Hong Kong.

(4)	Represents shares held by Chijet Holdings Limited. Hongwei Mu is the director of CHL and as such, may be deemed to be the beneficial owner of the securities held by Chijet Holdings Limited. The registered address of Chijet Holdings Limited, a British Virgin Islands company, is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

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

Registration Right Agreement

On June 2, 2023, we entered into a registration right agreement with, under which we granted certain registration rights to holders of our registrable securities. Set forth below is a description of the registration rights under this agreement.

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

Piggyback Registration Rights

(i) If a Piggy-Back Registration had been available to the Demanding Holder(s) within the one hundred twenty (120) days preceding the date of request for the Demand Registration, (ii) within sixty (60) days after the effective date of a previous registration effected with respect to the Registrable Securities pursuant this Section 2.1, or (iii) during any period (not to exceed one hundred eighty (180) days) following the closing of the completion of an offering of securities by us if such Demand Registration would cause us to breach a “lock-up” or similar provision contained in the underwriting agreement for such offering.

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

Set forth below are the related party transactions of our company that occurred during the past three fiscal years.

(1) For the years ended December 31, 2024, 2023 and 2022, we provided sales of goods to our subsidiaries, non-controlling shareholders, and their subsidiaries (including Jilin Jiqi Longshan Automotive Chassis Co., Ltd., China FAW Co., Ltd., China FAW Group Co., Ltd., China FAW Technology Center, China FAW Group Import & Export Co., Ltd., FAW Jiefang Automobile Co., Ltd. Changchun Smart Bus Branch, FAW Besturn Car Co., Ltd., FAW-Volkswagen Co., Ltd. etc.), and the total sales of goods we received were US$533,994, US$2.40 million and US$6.91 million, respectively. As of December 31, 2024 and 2023, the accounts receivable and other receivables arising from the related party transactions were US$38.78 million and US$48.96 million respectively; The contract liabilities are US$961,398 and US$2.48 million, respectively.

(2) For the years ended December 31, 2024, 2023 and 2022, we purchased raw materials, molds, logistics services, and other components from our subsidiaries, non-controlling shareholders, and their subsidiaries (including Jilin FAW Baosteel Auto Steel Parts Co., Ltd., Jilin Jiqi Longshan Automotive Chassis Co., Ltd., FAW Logistics Co., Ltd., China FAW Group Co., Ltd., and China FAW Group Import and Export Co., Ltd. etc.), resulting in purchases of US$17.68 million, US$2.80 million and US$5.88 million, respectively. As of December 31, 2024,2023 and 2022, the payable, prepaid, and other payables arising from the related party transactions were US$140.05 million, US$128.28 million, and US$ million, respectively.

(3) For the years ended December 31, 2024, 2023 and 2022, we received information technology support services from a non-controlling shareholder subsidiary (Qiming Information Technology Co., Ltd.) and incurred information technology support service expenses of US$126,825, US$213,372, and US$248,000, respectively.

(4) In December 2019, Shandong Baoya entered loans with Yantai Guofeng Investment Holding Group Co., Ltd., an affiliate of the Company. The loans bear annual interest at a rate of 6.5%. Pursuant to the loan agreements, if Shandong Baoya met certain development conditions, part of the loan could be transferred to a government subsidy, and the relevant interest would be waived. As of December 31, 2024 and 2023, the principal amounts of this loan that have not yet been converted into government subsidies were US$101.38 million and US$104.23 million, respectively. For the years ended December 31, 2024, 2023 and 2022, the interest expenses generated by this loan were US$6.80 million, US$6.89 million, and US$7.24 million, respectively. For the years ended December 31, 2024, 2023 and 2022, we recognized government subsidies as government grant income of nil, US$55.78 million and nil, respectively. As of December 31, 2024, Shandong Baoya was notified that Yantai Guofeng has transferred its creditor’s rights with respect to the loans to Yantai Public Transportation Co., Ltd (“Yantai Trans”). On February 10, 2025, Yantai Trans filed an application for property preservation with the Yantai Intermediate Court, which resulted in the freeze of Shandong Baoya’s land use rights. The net value of such land use rights was US$25.64 million as of December 31, 2024.

(5) In 2016, the Company entered into a related party pledged loan with the Company’s one non-controlling interest shareholder. The carrying amount of machine and equipment pledged to secure the loan as of December 31,2024 and 2023 were US$689,814and US$585,773, respectively. The carrying number of buildings and land use rights pledged to secure the loan as of December 31, 2024 and 2023 were US$1.22 million (RMB 8.93 million) and US$1.78 million (RMB 12.64 million) respectively. The loan was originally due on October 31, 2026. In March 2022, pursuant to the loan agreement, filed a request in court for the Company to repay the loan in advance. As a result, in April 2022, the Company reached a settlement agreement with. Pursuant to the settlement agreement, the outstanding balance of US$4.62 million bears an annual interest rate of 4.9% and was to be repaid in four annual installments of US$1.16 million on and before August 1, 2024. At present, we are negotiating with\y to extend the maturity date to repay the remaining amount. As of December 31, 2024 and 2023, the remaining unpaid principal of this loan was US$3.80 million and US$3.91 million, respectively. For the years ended December 31, 2024, 2023 and 2022, the interest expenses generated by this loan were US$189,348, US$203,081, and US$245,000, respectively.

(6) During May 2020, FAW Jilin entered into pledged loans with FAW Finance Co., Ltd, an affiliate of FAW Jilin’s non-controlling interest shareholders. The loans bear annual interest at a rate of 3.915%. The loans mature gradually from 2022 to 2025. Pursuant to the agreements, FAW Jilin was to make four installment payments of US$39.44 million . FAW Jilin defaulted on one of these pledged loans on November 1, 2022 and November 1, 2023. As a result, pursuant to the agreement with the lender, penalties are due for unpaid interest, the remaining unpaid principal was not due immediately, and the annual interest rate increased to 5.0895% from 3.915%. The carrying amount of buildings, machinery and equipment, molds and tooling, other logistics equipment and land use rights pledged by the Company to secure the loans as of December 31, 2024 and 2023 were US$107.53 million and US$90.66 million, respectively. As of December 31, 2024 and 2023, the remaining unpaid principal of the loans was US$157.75 million and US$162.18 million, respectively. For the years ended December 31, 2024, 2023 and 2022, the interest expenses generated by the loans were US$8.83 million, US$7.51 million, and US$7.24 million, respectively.

(7) In May 2023, Shandong Baoya. entered pledged loans with Nanjing Shengnuo Biotechnology Industry Company Ltd. The $1.10 million principal of) the loans were to mature in three months and was subject to interest of 10%. The due dates were further extended twice in July 2023 and January 2024 with the loans coming due in July 2024. On May 16 and June 4, 2024, Shandong Baoya repaid the principal of the loans. For the years ended December 31, 2024 and 2023, the interest expenses generated by this loan were US$46,034, and US$69,73, respectively.

(8) In August and October 2023, Shandong Baoya entered two loans totaling US$547,998 with Shandong Jiankangdadi Enterprise Management Consulting Co., Ltd.(“Jiankangdadi”). The loans bear interest of 10% and the original due dates were December 31, 2023 and April 23, 2024. As of April 20, 2025, the US$410,998 loan had its maturity extended to June 30, 2025 and the interest rate decreased to 6.5%. The due date of the US$136,999 loan was extended to April 23, 2025 and the interest rate decreased to 6.5%. On January 16, 2024, January 19, 2024, and March 25, 2024, Shandong Baoya entered three additional loans for a total of US$1.23 million with Jiankangdadi. The loans bear interest of 6.5%. The original due dates were January 15, 2025, January 28, 2025 and March 24, 2025. As of December 31, 2024 and 2023, the remaining unpaid principal of these five loans was US$1.78 million and US$563,388, respectively. For the years ended December 31, 2024 and 2023, the interest expenses generated by these loans were US$100,586 and US$20,733, respectively. As of April 20, 2025, the due dates for the loans entered into in 2024 were further extended to July 15, 2025, July 28, 2025 and September 24, 2025 with the interest rate increased to 6.5%. On November 25, 2024, Jiankangdadi filed an application with the Lixia People’s Court of Jinan City to freeze Shandong Baoya’s 4.5% equity interest in Xiangyang Yazhi equivalent to the then outstanding principal of US$616,497. The freeze order is effective until November 28, 2027.

(9) In August and September 2023, Shandong Baoya entered two loans amounting to US$1.37 million with Jinan Haiyun Investment Consulting Co., Ltd. what is the affiliation, The loans bear interest of 10%. The due dates were February 22, 2024 and March 24, 2024, respectively. As of December 31, 2024 and 2023, the remaining unpaid principal of these loans was US$1.37million and US$1.41 million, respectively. For the years ended December 31, 2024 and 2023, the interest expenses generated by these loans were US$119,901 and US$34,358, respectively. As of April 20, 2025, the due dates were extended to August 22, 2025 and September 24, 2025, respectively, and the interest rate was decreased to 6%. On December 3, 2024, Jinan Haiyun filed an application with the Lixia People’s Court of Jinan City to freeze Shandong Baoya’s 2% equity interest in FAW Jilin equivalent to the outstanding principal of US$1.51 million. The freeze order is effective until December 3, 2027.

(10) On March 24, 2025, we issued an aggregate of 1,600,000 Class B ordinary shares to two of our existing shareholders , Chijet Holdings Limited and Euroamer Kaiwan Technology Company Limited, pursuant to a share exchange agreement among the company and the two shareholders. In exchange for the Class B Shares, the two shareholders returned an aggregate of 1,624,910 of our Class A ordinary shares, which were subsequently canceled, retired and reverted to our authorized but unissued Class A ordinary shares.

(11) On January 7, 2025, we issued an aggregate of 2,282,669 Class A ordinary shares including warrants to our existing shareholders, Chijet Holdings Limited and Euroamer Kaiwan Technology Company Limited, at $1.68 per share, and at $1.72 per warrant. Company raised 1.7 million dollars from this trade.

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

Dividends

We have never declared or paid any dividend on our Class A ordinary shares and we do not anticipate paying any dividends in the future.

No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein. Company has intent to acquire a new asset in next 6 months, therefore, there will be significant changes in new 6 months. Company has enter a SPA agreement with a delivery business company named “Too Express”. After the acquisition, company will start consolidate “Too Express” asset and income to improve Company’s financial situation from 2025.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our Class A ordinary shares are listed for trading on the Nasdaq Capital Market under the symbol “CJET.” The shares began trading on June 1, 2023 on the Nasdaq Capital Market.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our ordinary shares are currently traded on the Nasdaq Capital Market under the symbol “CJET.”

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Act of the Cayman Islands, which we refer to as the Companies Act below. Our authorized share capital is $30,000,000.00 divided into 10,000,000,000.00 ordinary shares of a par value of $0.003 each. As of December 31, 2024, 5,470,076 ordinary shares were issued and outstanding. As of May 15, 2025, 30,887,525 ordinary shares were issued and outstanding, 1,600,000 B share which has 20 times voting right were issued and outstanding.

Ordinary Shares

General

On January 10, 2025, the shareholders of the Company approved and adopted an amended and restated memorandum and articles of association, which changed the authorized issued share capital of the Company from US$30,000,000.00 divided into 10,000,000,000 shares of par value of US$0.003 each, to US$30,000,000.00 divided into 10,000,000,000 shares of a par value of US$0.003 each, consisting of (i) 9,982,000,000 Class A ordinary shares and (ii) 18,000,000 Class B ordinary shares each. Each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to twenty (20) votes. In connection with the re-designation of our authorized capital, all of the then outstanding and issued outstanding ordinary shares were converted into Class A ordinary shares on a one-for-one basis.

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

Dividends

The holders of our ordinary shares, are entitled to such dividends as may be declared by our board of directors, subject to Cayman Islands law, the Cayman Islands Companies Act and our amended and restated memorandum and articles of association. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or share premium account, and No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

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

Voting Rights

Each holder of Class A Ordinary Shares is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, on a poll, each holder is entitled to have one vote for each share registered in their name on the register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll shall be taken as the chairperson directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

If at any time the share capital of the Company is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two-thirds of the issued Shares of that class, or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll. If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum., present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Although not required by the Cayman Islands Companies Act or our amended and restated memorandum and articles of association, we expect to hold shareholders’ meetings annually and such meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least 1/3 in par value of our issued shares that carry the right to vote at general meetings. If there are no Directors as at the date of the deposit of the Shareholders’ requisition or if the Directors do not within 21 days from the date of the deposit of the Shareholders’ requisition duly proceed to convene a general meeting to be held within a further 21 days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said 21 day period.. Advance notice of at least 10 days is required for the convening of our annual general meeting and other general meetings.

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

Transmission of ordinary shares

If a Member dies the survivor or survivors (where they were a joint holder) or their legal personal representatives (where they were a sole holder), shall be the only persons recognized by the Company as having any title to the deceased Member’s Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which the Member was a joint or sole holder.

Any person becoming entitled to a share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by that person to the Company, either to become the holder of such share or to have some person nominated by them registered as the holder of such share. If they elect to have another person registered as the holder of such share they shall sign an instrument of transfer of that share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the relevant Member before their death or bankruptcy or liquidation or dissolution, as the case may be.

A person becoming entitled to a share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which they would be entitled if they were the holder of such share. However, they shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered or to have some person nominated by them registered as the holder of the share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the relevant Member before their death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within 90 days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

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

Calls on ordinary shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid will be liable to be forfeited.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined before the issue of such shares, by our board of directors or by the relevant shareholders. We may also repurchase any of its shares provided that the manner and terms of such purchase have been agreed between the board of directors and the relevant shareholder or are otherwise authorized by its amended and restated memorandum and articles of association. Under the Cayman Islands Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if we can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Islands Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, we may accept the surrender of any fully paid share for no consideration.

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

Changes in Capital

We may from time to time by ordinary resolution:

●	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;
●	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;
●	convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination;
●	sub-divide its existing shares, or any of them into shares of a smaller amount that is fixed by the amended and restated memorandum and articles of association; and
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Subject to Companies Act and confirmation by the Grand Court of the Cayman Islands on an application by us for an order confirming such reduction, we may by special resolution reduce its share capital and any capital redemption reserve in any manner authorized by law.

Preferred Shares

Our amended and restated memorandum and articles of association provide that the shares with such rights, priorities and privileges annexed thereto shall be decided by the Company at the general meeting of shareholders，and our board of directors to issue additional ordinary shares from time to time as its board of directors shall determine, to the extent of available authorized but unissued shares.

Our board of directors authorized by Ordinary resolutions to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

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

Reverse stock split

On July 8 2024, we implemented a reserve stock split at the ratio of 30:1.

Contingent Value Rights

In connection with the Business Combination, holders of JWAC Common Stock who did not redeem their shares received a contingent value right (“CVR”) for each share of JWAC Common Stock that was not redeemed. In the event that the Earnout criteria (as described below) are not met by the Company, the Sellers shall forfeit a portion of their ordinary shares, representing an adjustment to the consideration provided to the Sellers, and the Company will issue an equal amount of ordinary shares to the CVR holders on a pro rata basis. Holders of privately placed JWAC Common Stock and Class B Common Stock have waived their rights to receive CVRs for those privately placed shares. At the closing, holders holding 12,499,295 shares of JWAC Common Stock exercised their redemption right and 1,300,705 shares of JWAC Common Stock were held by public shareholders. As a result, a total of 1,300,705 CVRs were issued.

Pursuant to the terms of the Business Combination Agreement, the issuance of 64,084,889 Class A ordinary shares to certain Sellers who were earnout participants (the “Earnout Participants”), was subject to an Earnout equal in value to $674,000,000) (such ordinary shares, subject to equitable adjustment for share splits, share dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted, and together with the earnings thereof, the “Earnout Shares”).

The Earnout Shares were to vest based on either meeting the criteria relating to (i) consolidated gross revenues or (ii) the closing price of the Company’s ordinary shares, and vest in three tranches consisting of up to 30% for 2023, 30% for 2024, and any remaining unvested amount for 2025 (in each case without giving effect to any prior surrenders of Earnout Shares and together with any Earnings as defined in the Business Combination Agreement), as described as follows:

● The first tranche was to (i) vest proportionately based on the consolidated gross revenues of the Company (including the period prior to Closing) as set forth in the audited annual financial statements included in our Form 20-F for the calendar year ended December 31, 2023 (as adjusted for a fixed 6.5-to-1 Chinese yuan renminbi to U.S. dollar exchange rate) in excess of $528,000,000, up to a maximum of 100% of the first tranche at $801,000,000 in consolidated gross revenues, or alternatively (ii) vest for 100% of the first tranche if the Company’s Class A ordinary shares on Nasdaq trade at least at the price of $13.00 per share (as equitably adjusted for share splits, share capitalizations, share consolidations, subdivisions, share dividends, reorganizations, recapitalizations and the like) for at least twenty (20) out of thirty (30) trading days, through and including the thirtieth (30th) trading day after the date on which we filed our annual report on Form 20-F (such trading criteria being collectively the “Trading Criteria”).

● The second tranche was to either (i) vest proportionately based on the consolidated gross revenues of the Company (including the period prior to Closing) as set forth in the audited annual financial statements included in this Form 20-F (as adjusted for a fixed 6.5-to-1 Chinese yuan renminbi to U.S. dollar exchange rate) in excess of $870,000,000, up to a maximum of 100% of the second tranche at $2,206,000,000 in consolidated gross revenues, or alternatively (ii) vest for 100% of the second tranche based on meeting the Trading Criteria during the applicable period for the year ended December 31, 2024.

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

Any Earnout Shares (and earnings thereon) that are surrendered by the Earnout Participants in accordance with the Business Combination Agreement will be, with respect to ordinary shares, cancelled by the Company and returned to the authorized but unissued share capital (with any other securities or property included within the surrendered Earnout Shares or earnings being held in reserve by the Company). These will then be promptly reissued by the Company as newly issued ordinary shares, and other securities or property included within the surrendered Earnout Shares will be delivered to the CVR rights agent American Stock Transfer & Trust Company, the rights agent designed under the Rights Agreement (the “rights agent”) for distribution to the holders of CVRs in accordance with the terms of the Business Combination Agreement and the CVR Agreement. Such newly reissued ordinary shares and other securities or property included within the surrendered Earnout Shares that are delivered to the CVR rights agent are referred to as the “CVR Property”. Pursuant to the BCA and CVR Agreement, the CVR Property will be distributed by the CVR rights agent to the holders of CVRs promptly after the CVR rights agent’s receipt of the CVR Property. The CVR Property (including each type of security or property included in the CVR Property) will be allocated among all holders of CVRs pro rata, based on their respective number of CVRs held.

The CVRs do not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of the CVRs. The CVRs do not represent any equity or ownership interest in the Company.

After the reverse stock split of July 8, 2024, the 64,084,889 class A ordinary shares that certain Sellers were entitled to became 2,136,163 class A ordinary shares, 30% of which were allocated to such Seller as of October 17, 2024 as the first tranche of Earnout Shares.

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

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company, you will provide us with certain personal information which constitutes personal data within the meaning of the Data Protection Act (“personal data”). In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

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

Representative Warrant

Upon the closing of the JWAC IPO, JWAC issued to I-Bankers Securities, Inc. (“I-Bankers” or “Representative”), the representative of the underwriters in the JWAC IPO, a five-year warrant to purchase shares of JWAC Common Stock, equal to 3.0% of the shares issued in the JWAC IPO (“Representative Warrants”). The exercise price of Representative Warrants was $12.00 per share and were exercisable, in whole or in part, for cash or on a cashless basis until December 9, 2026.

The Representative Warrants granted to its holders demand and “piggy-back” registration rights for periods of five and seven years from December 9, 2021.

At the Closing of the Business Combination, all of the Representative Warrants have been exchanged for a substantially similar warrant to purchase of our Class A ordinary shares on the same terms and conditions as the original warrant.

GT Warrant

Pursuant to a warrant purchase agreement (the “GT Warrant Agreement”) by and among Greentree Financial Group Inc. and Shandong Baoya dated as of February 15, 2022, a warrant (the “GT Warrant”) was issued on February 15, 2022 to Greentree Financial Group Inc. by Shandong Baoya, for services rendered, to purchase 166,667 shares of Shandong Baoya’s common stock, exercisable at $60.00 per share for five years. The GT Warrant was replaced with an equivalent warrant exercisable into our Class A ordinary shares.

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

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or the Administrative Measures, which took effect in November 2015, requires that the non-resident taxpayer shall determine whether it may enjoy the treatments under relevant tax treaties and file the tax return or withholding declaration subject to further monitoring and oversight by the tax authorities. Accordingly, Chijet Motor Company, Inc. may be able to enjoy the 5% withholding tax rate for the dividends it receives from WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements, we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Certain Material U.S. Federal Income Tax Considerations

Subject to the limitations and qualifications set forth herein, the following is a summary of the material U.S. federal income tax consequences relating to the ownership and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares as “capital assets” (generally, property held for investment) under the Code. This summary is general in nature and does not constitute tax advice. This summary does not discuss all aspects of U.S. federal income taxation that might be relevant to a particular holder of our ordinary shares in light of such holder’s individual circumstances or status, nor does it address tax consequences applicable to holders of our ordinary shares subject to special rules, such as:

●	dealers in securities or foreign currency;

●	broker-dealers;

●	traders in securities that elect to use a mark-to-market method of accounting;

●	tax-exempt organizations;

●	financial institutions, banks or trusts;

●	mutual funds;

●	life insurance companies, real estate investment trusts and regulated investment companies;

●	holders that actually or constructively own 10% or more of our voting stock;

●	holders that hold Class A Ordinary Shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

●	holders that have a functional currency other than the U.S. dollar;

●	holders that received Class A Ordinary Shares through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation;

●	U.S. expatriates;

●	controlled foreign corporations;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to Class A Ordinary Shares being taken into account in an applicable financial statement;

●	passive foreign investment companies; or

●	pass-through entities or investors in pass-through entities.

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

If a partnership (or any entity or arrangement characterized as a partnership for U.S. federal income tax purposes) holds Class A Ordinary Shares, the tax treatment of such partnership and any person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold Class A Ordinary Shares and persons that are treated as partners of such partnerships should consult their own tax advisors as to the particular U.S. federal income tax consequences to them of the ownership and disposition of our ordinary shares.

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

For purposes of this summary, a U.S. Holder means a beneficial owner of Class A Ordinary Shares that is, for U.S. federal income tax purposes:

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

If the IRS were to successfully challenge under Code Section 7874 Chijet Motor’s status as a foreign corporation for U.S. federal income tax purposes, Chijet Motor and certain Chijet Motor shareholders could be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on Chijet Motor and future withholding taxes on certain Chijet Motor shareholders. In particular, holders of Class A Ordinary Shares would be treated as holders of stock of a U.S. corporation.

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

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the discussion above under “— Utilization of JWAC’s Tax Attributes and Certain Other Adverse Tax Consequences to Chijet Motor and Chijet Motor’s Shareholders” and below under “— Passive Foreign Investment Company Rules,” a U.S. Holder generally will be required to include in gross income as dividends the amount of any distribution (except certain distributions of ordinary shares or rights to acquire ordinary shares) paid on the Class A Ordinary Shares. A distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of Chijet Motor’s current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). A portion of any such dividends paid to corporate U.S. Holders generally will qualify for the dividends received deduction if the requisite holding period is satisfied. Dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividend income” within the meaning of Section 1(h)(11) of the Code, and provided certain requirements are met, such dividend will be subject to tax at the maximum tax rate accorded to long-term capital gains.

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

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of our Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” upon a sale or other taxable disposition of Class A Ordinary Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period in the Class A Ordinary Shares exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses realized by a U.S. Holder on a sale or other taxable disposition of Class A Ordinary Shares is subject to certain limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder on a sale or other taxable disposition of the Class A Ordinary Shares is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such sale or disposition and (ii) the U.S. Holder’s adjusted tax basis in the applicable Class A Ordinary Shares so sold or disposed. A U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares generally will equal the U.S. Holder’s acquisition cost of such shares.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of Class A Ordinary Shares could be materially different from that described above, if Chijet Motor is treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. An entity treated as a foreign corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

Under the PFIC rules, if Chijet Motor were considered a PFIC at any time that a U.S. Holder owns Class A Ordinary Shares, Chijet Motor would generally continue to be treated as a PFIC with respect to such holder in a particular year unless (i) Chijet Motor has ceased to be a PFIC and (ii) (a) the U.S. Holder has made a valid “QEF election” (as described below) for the first taxable year in which the holder owned such holder’s Class A Ordinary Shares in which Chijet Motor was a PFIC, (b) a valid mark-to-market election (as described below) is in effect for the particular year, or (c) the U.S. Holder has made a “deemed sale” election under the PFIC rules. If such a “deemed sale” election is made, a U.S. Holder will be deemed to have sold its Class A Ordinary Shares at their fair market value on the last day of the last taxable year in which Chijet Motor is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the “deemed sale” election, the Class A Ordinary Shares with respect to which the “deemed sale” election was made will not be treated as shares in a PFIC unless Chijet Motor subsequently becomes a PFIC.

For each taxable year that Chijet Motor is treated as a PFIC with respect to a U.S. Holder’s Class A Ordinary Shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge of Class A Ordinary Shares and under proposed regulations certain transfers of Class A Ordinary Shares that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) of its Class A Ordinary Shares (collectively the “excess distribution rules”), unless, with respect to the Class A Ordinary Shares, the U.S. Holder makes a valid QEF or mark-to-market election as discussed below. Generally, distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder during the shorter of the three preceding taxable years or the portion of such U.S. Holder’s holding period for the Class A Ordinary Shares that preceded the taxable year of the distribution will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of Chijet Motor’s first taxable year in which Chijet Motor is a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other taxable year (or portions thereof) of the U.S. Holder and included in such holder’s holding period will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year without regard to the U.S. Holder’s other items of income and loss for such year; and

●	the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the resulting tax attributable to each such year.

Under the excess distribution rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital gains, even though the U.S. Holder holds the Class A Ordinary Shares as capital assets.

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

If Chijet Motor is a PFIC, a U.S. Holder of shares in Chijet Motor may avoid taxation under the excess distribution rules described above in respect to the Class A Ordinary Shares by making a timely and valid “qualified electing fund” (“QEF”) election (if eligible to do so). However, a U.S. Holder may make a QEF election with respect to its Class A Ordinary Shares only if Chijet Motor provides U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations, including the information provided in a PFIC Annual Information Statement. There can be no assurance, however, that Chijet Motor will have timely knowledge of its status as a PFIC in the future or that Chijet Motor will timely provide such information for such years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election.

A U.S. Holder that makes a QEF election with respect to its Class A Ordinary Shares would generally be required to include in income for each year that Chijet Motor is treated as a PFIC the U.S. Holder’s pro rata share of Chijet Motor’s ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of the Class A Ordinary Shares. Any net deficits or net capital losses of Chijet Motor for a taxable year, however, would not be passed through and included on the tax return of the U.S. Holder. A U.S. Holder’s basis in the Class A Ordinary Shares would be increased by the amount of income inclusions under the QEF rules. Dividends actually paid on the Class A Ordinary Shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in the Class A Ordinary Shares by a corresponding amount. If Chijet Motor owns any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to Chijet Motor’s providing the relevant tax information for each Lower-Tier PFIC on an annual basis. There can be no assurance that Chijet Motor will have timely knowledge of the status of any such Lower-Tier PFIC. In addition, Chijet Motor may not hold a controlling interest in any such Lower-Tier PFIC and thus there can be no assurance Chijet Motor will be able to cause the Lower-Tier PFIC to provide such required information.

If a U.S. Holder does not make a QEF election effective from the first taxable year of a U.S. Holder’s holding period for the Class A Ordinary Shares in which Chijet Motor is a PFIC (or a mark-to-market election, as discussed below), then the U.S. Holder generally will remain subject to the excess distribution rules. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the excess distribution rules to its Class A Ordinary Shares by making a “deemed sale” election. In that case, the U.S. Holder will be deemed to have sold the Class A Ordinary Shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the excess distribution rules described above. As a result of the “deemed sale” election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the Class A Ordinary Shares.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder that is eligible to make a QEF election with respect to its Class A Ordinary Shares generally may do so by providing the appropriate information to the IRS in the U.S. Holder’s timely filed tax return for the year in which the election becomes effective. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

Alternatively, if Chijet Motor is a PFIC and Class A Ordinary Shares constitute “marketable stock” (as defined below), a U.S. Holder may make a mark-to-market election for such holder’s Class A Ordinary Shares with respect to such shares for the first taxable year in which it holds (or is deemed to hold) Class A Ordinary Shares and each subsequent taxable year to elect out of the excess distribution rules discussed above. If a U.S. Holder makes a mark-to-market election with respect to its Class A Ordinary Shares, such U.S. Holder generally will include in income for each year that Chijet Motor is treated as a PFIC with respect to such Class A Ordinary Shares an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the Class A Ordinary Shares as of the beginning of such taxable year. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Class A Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Class A Ordinary Shares previously included in income. A U.S. Holder’s basis in the Class A Ordinary Shares will be adjusted to reflect any mark-to-market gain or loss. If a U.S. Holder makes a mark-to-market election, any distributions Chijet Motor makes would generally be subject to the rules discussed above under “Taxation of Dividends and Other Distributions on our Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Class A Ordinary Shares, which are listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that Class A Ordinary Shares will be “regularly traded” for purposes of these rules. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless Class A Ordinary Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the excess distribution rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for Class A Ordinary Shares.

If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for the Class A Ordinary Shares in which Chijet Motor is a PFIC, then the U.S. Holder generally will remain subject to the excess distribution rules. A U.S. Holder that first makes a mark-to-market election with respect to the Class A Ordinary Shares in a later year will continue to be subject to the excess distribution rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the excess distribution rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to such holder’s Class A Ordinary Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective.

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

Inflation Risk

According to data from the National Bureau of Statistics of China, the Consumer Price Index’s percentage change year over year for December in 2022, 2023, and 2024 was an increase/(decrease) of 1.8%, -0.3% and 0.2%, respectively. Since our establishment, inflation in China has not materially affected our operating results, but we may be impacted by higher inflation rates in China in the future. For example, certain operating costs and expenses, such as employee compensation and office operation expenses, may increase due to rising inflation. Additionally, since our assets include cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are unable to hedge against the risks brought by higher inflation in China.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

See Exhibits 4.2, 4.3, 4.4, 4.5.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

For more details of the disclosure below, see Notes 17 and 22 of the Notes to Consolidated Financial Statements, which are included in this annual report.

●	In May 2016, the Company obtained two non-interest-bearing loans from non-financial institutions dedicated to the development of the electric vehicle industry in Xiangyang, PRC. The loans contained certain financial performance covenants and became repayable in full when the Company failed to meet conditions due to the Covid-19 pandemic, missing the July 2022 repayment deadline for US$95.16 million (RMB694.60 million). As a result, the loans were reclassified as current liabilities from 2022 through 2024, with an additional penalty of US$716,781 (RMB5.23 million) due. The lender gained rights to significant financial recourse, including property repurchase and recovery of unmet government subsidies. By December 2024, no subsidies had been received. The outstanding principal was reported as US$95.16 million (RMB 694.60 million) and US$95.58 million (RMB 694.60 million) for the years ended December 31, 2023, and 2024 respectively, adjusted for exchange rate fluctuations. In June 2023, the Company pledged assets totaling US$37.74 million (RMB275.50 million) to secure the loan obligations. The management is negotiating to extend the loan terms and plans to expand production to comply with the loan agreements.

●	FAW Jilin, China FAW Corporation Limited (the minority shareholder of FAW Jilin) and its affiliate, FAW Finance Co., Ltd have entered into a series of working capital loan agreements in the amount of RMB700 million (approximately US$95.90 million) on January 29, 2019, in the amount of RMB350 million (approximately US$47.95) on May 20, 2019, in the amount of RMB150 million (approximately US$20.55 million) on August 29, 2019, in the amount of approximately RMB270 million (approximately US$36.95 million) on October 29, 2019, in the amount of approximately RMB188 million (approximately US$25.73 million) on November 27, 2019, in the amount of approximately RMB87.4 million (approximately US$11.98 million) on December 13, 2019, each of the loans bears an annual interest rate of 3.915% with a term of one year. On January 23, 2020, the loan in the amount of RMB 700 million was extended for 12 months. On May 20, 2020, the parties have entered into a supplement agreement to the loan agreements, pursuant to which, FAW Jilin agreed to make four installment payments of US$39.44 million (RMB 287,867,500), each for the remaining principal balance and pledged certain land use rights, buildings, machinery and equipment, mold and tooling and other logistic equipment of FAW Jilin. FAW Jilin failed to make the payments on November 1, 2022, November 1, 2023 and November 1, 2024. As of May 15, 2025, the aggregate outstanding principals and interests under such loans were US$189.26 million.

As of May 15, 2025, we were in default under principal and interests amount of outstanding indebtedness of approximately US$284.84 million.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D. Material Modifications to the Rights of Security Holders

During the fiscal year 2025, the Company amended its Certificate of Incorporation to introduce a dual-class common stock structure, effective March 24, 2025. Class B shares carry twenty votes per share compared to one vote per Class A share. This modification was approved by a majority of shareholders at the Special Shareholder Meeting held on January 10, 2025, with more than 75% of votes cast in favor.

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

(b) Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, our management, with the participation of our chief executive officer and chief financial officer, concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Li possesses accounting or related financial management experience that qualifies her as an “audit committee financial expert” as defined by the rules and regulations of the SEC. After Ms. Li resigned as director, Mr. Wang started to act as an “audit committee financial expert”.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. Any amendment to or waivers of the code of ethics for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at https://chijetmotors.com/governance within four business days following the amendment or waiver. During fiscal year 2024, no amendments to or waivers from the code were made or given to any of our executive officers.

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

	Fiscal Year Ended December 31, 2024		Fiscal Year Ended December 31, 2023
Audit fees(1)	$		$
Assentsure PAC		$670,000		$-
UHY, LLP(2)		$-		$230,000
All other fees(3)		$20,000		$75,000

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	On December 29, 2023, our board approved the termination of UHY, LLP (“UHY”) and on January 28, 2024 we engaged Assentsure PAC (“Assentsure”) as our independent registered public accounting firm. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

(3)	“All other fees” means the aggregate fees billed for professional services rendered by our predecessor auditors other than the professional services reported under “audit fees”.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services. All services provided by the principal auditors for the year ended December 31, 2024 were approved by the audit committee pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On February 21, 2025, the Company entered into a stock purchase agreement (“Agreement”) with Too Express Group Inc. (“Too Express”), a Delaware corporation engaged in the delivery and transportation business and each of the holders of Too Express’s outstanding capital shares (collectively, the “Sellers”) to acquire an aggregate of 80% of the equity interests in Too Express. The purchase price was paid in the form of 23,255,814 Class A Ordinary Shares of the Company, the value of which the parties agreed to be US$40,000,000, or US$1.72 per share, reflecting the 20-day average closing price of the Company’s Class A Ordinary Shares prior to the date of the Agreement. The transaction closed on March 14, 2025.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 28, 2024, we engaged Assentsure as our independent registered public accounting firm, to replace UHY, LLP. The change of independent registered public accounting firm was approved by the audit committee of the board of directors and the board of directors of our company on December 29, 2023.

UHY’s reports on the Company’s financial statements for the fiscal year ended December 31, 2022 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that UHY’s report for the fiscal year ended December 31, 2022 included a paragraph indicating there was substantial doubt about the Company’s ability to continue as a going concern. Furthermore, during the Company’s two most recent fiscal years and in the subsequent interim period through December 29, 2023, there have been no disagreements with UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to UHY’s satisfaction, would have caused UHY to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

 For the fiscal year ended December 31, 2022 and in the subsequent interim period through December 29, 2023, except for the material weaknesses in internal control over financial reporting reported by management in Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company’s Form F-4/A filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 24, 2023, there were no other “reportable events” as that term is described in Item 16F (a)(1)(v) of Form 20-F.

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

ITEM 16G. CORPORATE GOVERNANCE

Our Class A Ordinary Shares are listed on the Nasdaq Global Market. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Board adopted the Insider Trading Policy on June 16, 2023, and a copy of the Insider Trading Policy is filed as Exhibit 11.1to this annual report.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-54.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association(1)
2.1	Description of Securities*
4.1	Contingent Value Rights Agreement, dated June 1, 2023, by and between Pubco and American Stock Transfer & Trust Company, as rights agent(1)
4.2	I-Bankers Securities, Inc.’s Warrant, dated December 9, 2021(2)
4.3	Warrant agreement by and among Greentree and Shandong Baoya and dated February 15, 2022
4.4	Warrant Assignment, Assumption, Exchange and Amendment, dated June 1, 2023, among the Company, Greentree Financial, and Baoya New Energy(1)
4.5	Warrant Assignment, Assumption, Exchange and Amendment, dated June 1, 2023, among the Company, JWAC, and I-Bankers Securities, Inc.(1)
4.6	Form of Non-Redemption Agreement dated May 1, 2023, among the Company, JWAC, Chijet Holdings Limited, and certain stockholders of JWAC therein
10.1	English Translation of Loan Agreement between Yantai Guofeng Investment Holdings Groups Co., Ltd. and Shandong Baoya New Energy Vehicle Co., Ltd., dated December 10, 2019(3)
10.2	English Translation of Loan Agreements between FAW Finance Co. Ltd. and FAW Jilin Automobile Co., Ltd., dated January 29, 2019, May 20, 2019, August 29, 2019, October 29, 2019, November 27, 2019, December 13, 2019, respectively, Loan Extension Agreement, dated January 23, 2020 and the Supplementary Agreement to the Loan Agreements dated on May 20, 2020.(3)
10.2.1^	English Translation of Principal Creditor’s Rights and Maximum Mortgage Contract between FAW Finance Co. Ltd. and FAW Jilin Automobile Co., Ltd., dated May 20, 2019
10.2.2^	English Translation of Maximum Mortgage Contract between FAW Finance Co. Ltd. and FAW Jilin Automobile Co., Ltd., dated November 21, 2019
10.3^	English Translation of Business Contract of EP Car Body-in-White Trial Production between Rizhengsheng Auto Technology (Changzhou) Co. Ltd. and Shandong Baoya New Energy Vehicle Co., Ltd. dated April 18, 2022. (3)
10.4^	English Translation of Development Agreement between Jiangxi Dekai Carlight Co. Ltd. and Shandong Baoya New Energy Vehicle Co., Ltd. dated May 8, 2021(3)
10.5	English Translation of Construction Agreement between Shandong Sanjian Construction Engineering Management Co. Ltd. and Shandong Baoya New Energy Vehicle Co., Ltd. dated February 26, 2021(3)
10.6^	English Translation of Mortgage Guarantee Contract of Building and Land among Lender A, Lender B and Xiangyang Yazhi New Energy Automobile Co., Ltd. dated June 20, 2023
10.7^	English Translation of Mortgage Guarantee Contract of Equipment among Lender A, Lender B and Xiangyang Yazhi New Energy Automobile Co., Ltd. dated June 20, 2023
11.1	Code of Business Conduct and Ethics
11.2	Consent Letter*
12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*
12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
19.1	Insider Trading Policy
21.1	List of Subsidiaries
97.1	Compensation Recovery Policy
99.1	Letter of UHY LLP to the U.S. Securities and Exchange Commission dated January 4, 2024(4)
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*	Filed herewith.
**	Furnished herewith.

^ Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

(1)	Filed as an exhibit to the Report on Form 6-K, filed by the Company with the SEC on June 7, 2023, and incorporated herein by reference.
(2)	Filed as an exhibit to the Current Report on Form 8-K, filed by Jupiter Wellness Acquisition Corp. with the SEC on December 9, 2021, and incorporated herein by reference.
(3)	Filed as an exhibit to the Company’s registration statement on Form F-4/A, File No. 333-270390 and incorporated herein by reference.
(4)	Filed as an exhibit to the Report on Form 6-K, filed by the Company with the SEC on January 4, 2024, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Chijet Motor Company, Inc.

/s/ Mu Hongwei
Name:	Mu Hongwei

CHIJET MOTOR COMPANY, INC.

Assentsure PAC UEN – 201816648N 180B Bencoolen Street, #03-01 The Bencoolen, Singapore 189648

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Chijet Motor Company, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Chijet Motor Company, Inc. and subsidiaries (collectively the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial positions of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws. and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(d) to the financial statements, the Company incurred a net loss of US$69.01 million for the year ended December 31, 2024, and had a capital deficiency of US$510.89 million as of that date. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are described in Note 1(d). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Assentsure PAC
Singapore
May 15, 2025
PCAOB ID number: 6783
We have served as the Company’s auditor since 2024

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US$, except for number of shares and per share data)

	Note	December 31, 2024	December 31, 2023

ASSETS
Current assets
Cash and cash equivalents	2(f)	$3,707	$10,731
Restricted cash	2(g)	64	1,378
Accounts and notes receivable, net	2(h), 5	157	2,241
Accounts and notes receivable from related parties, net	2(h), 22 (b)(i)	114	208
Inventory, net	2(i), 6	11,145	14,785
Amounts due from related parties	2(h), 22 (b)(i)	38,665	48,748
Other current assets	2(h), 7	7,337	9,951
Other current assets from related parties	22 (b)(i)	764	2,786
Current assets held for sale	23	466	-
Total current assets		62,419	90,828

Property, plant and equipment, net	2(j), 8	155,818	181,377
Intangible assets, net	2(k), 9	123,903	127,411
Land use rights, net	2(l), 10	119,636	126,149
Long-term investments	2(m)	3,248	3,699
Goodwill	2(n), 12	2,621	2,695
Other assets	13	3,140	4,292

Total assets		$470,785	$536,451

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities
Accounts and notes payable	14	$14,382	$14,824
Accounts and notes payable to related parties	22 (b)(i)	45,410	47,192
Loans attributable to related parties	22 (b)(i), 22(c)	268,425	232,867
Contract liabilities	2(q), 15	2,804	2,525
Contract liabilities to related parties	22 (b)(i)	961	2,483
Long-term payables, current	17	95,160	97,832
Promissory note payable	18	-	1,408
Accruals and other current liabilities	16	51,529	47,428
Accruals and other current liabilities, related parties	22 (b)(i)	94,086	78,495
Current liabilities held for sale	23	552	-
Total current liabilities		573,309	525,054

Non-current liabilities
Accrued post-employment and termination benefits	19	37,434	43,541
Loans attributable to related parties, non-current	22(b)(i), 22(c)	-	40,545
Other liabilities		5,528	6,185

Total liabilities		616,271	615,325
Commitments and contingencies	24		-

Shareholders’ Deficit
Ordinary shares (US$0.003 par value,10,000,000,000 shares authorized, 5,471,661 and 5,356,906 shares issued, 5,470,076 and 5,355,321 shares outstanding as of December 31, 2024 and December 31, 2023, respectively)(i)	20	16	16
Treasury Stock (1,585 ordinary shares as of December 31, 2024 and December 31, 2023)(i)	20(b)	(500)	(500)
Additional paid-in capital		169,129	169,129
Statutory reserve	20(c)	6,656	6,656
Accumulated deficit		(361,130)	(314,235)
Accumulated other comprehensive loss		6,562	6,100
Total shareholders’ deficit		(179,267)	(132,834)
Non-controlling interest		33,781	53,960

Total deficit		(145,486)	(78,874)

Total liabilities and shareholders’ deficit		$470,785	$536,451

(i)	Par value of ordinary shares, treasury stock and share data have been retrospectively restated to give effect to 1-for-30 reverse stock split that is discussed in Note 1(b).

The accompanying notes are an integral part of these consolidated financial statements.

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF LOSS

(Amounts in thousands of US$, except for number of shares and per share data)

		For the year ended	For the year ended	For the year ended
	Note	December 31, 2024	December 31, 2023	December 31, 2022

Revenues	2(q)	$6,381	$7,080	$8,053
Revenues from related parties	2(q), 22(b)(ii)	534	2,403	6,908
Total revenues		6,915	9,483	14,961
Cost of revenues	2(r)	(15,578)	(15,295)	(19,285)
Cost of revenues - idle capacity	2(s)	(16,163)	(26,951)	(34,001)
Gross loss		(24,826)	(32,763)	(38,325)

Operating expenses:

Research and development	2(t)	1,478	8,398	13,772
Selling, general and administrative	2(u)	30,864	47,281	65,324
Impairment charge		112	283	842
Total operating expenses		32,454	55,962	79,938

Loss from operations		(57,280)	(88,725)	(118,263)

Other income (expense):
Other income		2,439	1,360	1,243
Interest income		51	681	840
Interest expense		(16,574)	(14,819)	(14,724)
Government grant	2(w)	2,990	3,748	19,467
(Loss) Gain on equity investment		(355)	(519)	6
Other expenses		(276)	(227)	(87)
Total other (expenses) income, net		(11,725)	(9,776)	6,745

Loss before income taxes		(69,005)	(98,501)	(111,518)

Provision for income tax	21	-	-	-

Net loss		(69,005)	(98,501)	(111,518)

Net loss attributed to non-controlling interest		(22,110)	(30,390)	(34,262)

Net loss attributed to shareholders of Chijet Motor		$(46,895)	$(68,111)	$(77,256)

Basic and diluted net loss per share attributable to shareholders of Chijet Motor(i)(ii)		(8.66)	(12.90)	(15.23)

Basic and diluted weighted average ordinary shares outstanding(i)(ii)		5,412,657	5,281,218	5,071,010

(i)	Par value of ordinary shares, treasury stock, additional paid-in capital and share data have been retrospectively restated to give effect to a 1-for-30 reverse stock split that is discussed in Note 1(b) and the reverse recapitalization that is discussed in Note 1(c).

(ii)	Shares issuable upon exercise of warrants were excluded in calculating diluted loss per share.

The accompanying notes are an integral part of these consolidated financial statements.

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of US$, except for number of shares and per share data)

		For the year ended	For the year ended	For the year ended
	Note	December 31, 2024	December 31, 2023	December 31, 2022

Net loss		$(69,005)	$(98,501)	$(111,518)

Other comprehensive loss, net of tax
Changes in post-employment and termination benefits	19	(742)	(1,216)	(567)
Foreign currency adjustments	2(d)	3,135	(104)	(6,722)

Comprehensive loss		(66,612)	(99,821)	(118,807)
Comprehensive loss attributed to non-controlling interest		(20,179)	(30,747)	(35,601)

Comprehensive loss attributable to shareholders of Chijet Motor.		(46,433)	(69,074)	(83,206)

The accompanying notes are an integral part of these consolidated financial statements.

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of US$, except for number of shares and per share data)

		Ordinary Share (i)		Common Stock in Treasury		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Non- Controlling	Total Shareholders’
	Note	Shares	Amount	Shares	Amount	Capital (i)	Reserve	Deficit	Income(Loss)	Interest	Equity(Deficit)

Balance, January 1, 2022		5,071,010	$15	-	$-	$140,838	$6,656	$(168,795)	$13,013	$120,308	$112,035

Foreign currency translation adjustment	2(d)	-	-	-	-	-	-	-	(5,610)	(1,112)	(6,722)

Changes in post-employment and termination benefits	19	-	-	-	-	-	-	-	(340)	(227)	(567)

Issuance of warrants	20(a)	-	-	-	-	22,900	-	-	-	-	22,900

Net loss		-	-	-	-	-	-	(77,256)	-	(34,262)	(111,518)

Balance, December 31, 2022		5,071,010	$15	-	$-	$163,738	$6,656	$(246,051)	$7,063	$84,707	$16,128

		Ordinary Share (i)		Common Stock in Treasury (i)		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Non- Controlling	Total Shareholders’
	Note	Shares	Amount	Shares	Amount	Capital (i)	Reserve	Deficit	Income(Loss)	Interest	Equity(Deficit)

Balance, January 1, 2023		5,071,010	$15	-	$-	$163,738	$6,656	$(246,051)	$7,063	$84,707	$16,128

Impact from adoption of ASU 2016-13	2(h)	-	-	-	-	-	-	(73)	-	-	(73)

Effect of reverse recapitalization, net of costs		190,105	1	-	-	70	-	-	-	-	71

Conversion of rights to ordinary shares upon the reverse recapitalization		60,122	*	-	-	-	-	-	-	-	-

Treasury stock purchase	20(b)	-	-	(1,585)	$(500)	-	-	-	-	-	(500)

Shares issued to JWAC officers and directors (ii)		10,000	*	-	-	3,021	-	-	-	-	3,021

Shares issued to Greentree (iii)		6,667	*	-	-	1,000	-	-	-	-	1,000

Shares issued to Chijet Motor directors (iv)	22(d)	668	*	-	-	200	-	-	-	-	200

Exercise of warrants	20(a)	18,334	*	-	-	1,100	-	-	-	-	1,100

Foreign currency translation adjustment	2(d)	-	-	-	-	-	-	-	(233)	129	(104)

Changes in post-employment and termination benefits	19	-	-	-	-	-	-	-	(730)	(486)	(1,216)

Net loss		-	-	-	-	-	-	(68,111)	-	(30,390)	(98,501)

Balance, December 31, 2023		5,356,906	$16	(1,585)	$(500)	$169,129	$6,656	$(314,235)	$6,100	$53,960	$(78,874)

		Ordinary Share (i)		Common Stock in Treasury (i)		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Non- Controlling	Total Shareholders’
	Note	Shares	Amount	Shares	Amount	Capital (i)	Reserve	Deficit	Income(Loss)	Interest	Equity(Deficit)

Balance, January 1, 2024		5,356,906	$16	(1,585)	$(500)	$169,129	$6,656	$(314,235)	$6,100	$53,960	$(78,874)

Foreign currency translation adjustment	2(d)	-	-	-	-	-	-	-	908	2,227	3,135

Changes in post-employment and termination benefits	19	-	-	-	-	-	-	-	(446)	(296)	(742)

Effects of rounding fractional shares into whole shares upon Reverse Stock Split		114,755	*	-	-	-	-	-	-	-	*

Net loss		-	-	-	-	-	-	(46,895)	-	(22,110)	(69,005)

Balance, December 31, 2024		5,471,661	$16	$(1,585)	$(500)	$169,129	$6,656	$(361,130)	$6,562	$33,781	$(145,486)

*	Less than $1,000.

(i)	Par value of ordinary shares, treasury stock, additional paid-in capital and share data have been retrospectively restated to give effect to 1-for-30 reverse stock split that is discussed in Note 1(b) and the reverse recapitalization that is discussed in Note 1(c).

(ii)	Issuance of 10,000 shares of JWAC Common Stock to JWAC’s officers and directors and exchanged for the equivalent number of Chijet Motor ordinary shares following the closing of the business combination with JWAC as discussed in Note 1(c).

(iii)	Issuance of 6,667 Chijet Motor ordinary shares to Greentree due to the conversion of Shandong Baoya’s accrued expenses of $1,000,000 pursuant to the financial consulting agreements with Greentree as discussed in Note 1(c).

(iv)	Issuance of Chijet Motor ordinary shares to independent directors pursuant to the board of directors’ compensation program adopted by the Company upon consummation of the business combination with JWAC as discussed in Notes 1(c) and 22(d).

The accompanying notes are an integral part of these consolidated financial statements.

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of US$, except for number of shares and per share data)

		For the year ended	For the year ended	For the year ended
	Note	December 31, 2024	December 31, 2023	December 31, 2022

Cash flows from operating activities
Net loss		$(69,005)	$(98,501)	$(111,518)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization expense	8,9,10	23,133	34,620	44,653
Share-based compensation expenses		92	3,171	-
Impairment of property, plant and equipment	2(o), 8	114	283	842
Impairment of inventory	2(i), 6	4,018	4,510	4,450
Bad debt expense		(38)	259	235
Warrant expense	2(y), 20(a)	-	-	22,900
Government grant	2(w)	(2,990)	(3,748)	(19,467)
Gain on disposal of property, plant and equipment	2(j)	(138)	(287)	(13)
Loss (gain) on equity investment		355	519	(6)
Interest expenses		16,574	14,819	14,724
Changes in operating assets and liabilities:
Accounts and notes receivable		2,084	(2,008)	(228)
Accounts and notes receivable from related parties		2	662	(506)
Inventory		(378)	3,973	490
Amounts due from related party		10,083	11,271	10,594
Other current assets		2,652	8,927	6,927
Current assets held for sale		(466)	-	-
Other current assets from related parties		2,022	(127)	(1,180)
Other assets		1,152	(1,900)	52,007
Accounts and notes payable		500	(7,440)	(7,720)
Accounts and notes payable to related party		(1,782)	(5,697)	(4,014)
Accruals and other current liabilities		(20,166)	1,427	472
Accruals and other current liabilities to related parties		13,891	12,972	13,622
Current liabilities held for sale		552	-	-
Contract liabilities		279	170	(2,159)
Contract liabilities to related parties		(1,522)	1,571	(884)
Accrued post-employment and termination benefits		(6,403)	(9,249)	(8,106)
Other liabilities		(79)	(10,214)	6,268

Net cash (used in) provided by operating activities		(25,464)	(40,017)	22,383

Cash flows from investing activities:
Purchase of fixed assets		(1,088)	(5,340)	(11,838)
Proceeds from disposition of fixed assets		30	1,514	74
Purchase of intangible assets		-	-	(101)
Proceeds from disposal of land use rights		-	1,184	-
Issuance of promissory notes receivable		-	(1,180)	(1,380)
Proceeds from promissory notes receivable		-	2,060	-
Cash used in investing activities		(1,058)	(1,762)	(13,245)

Cash flows from financing activities:
Proceeds from short-term borrowings		8,541	920	-
Proceeds from short-term borrowings-related parties		3,578	4,840	-
Proceeds from exercise of warrants		-	1,100	-
Proceeds from private placement	26	1,120	-	-
Proceeds from private placement-related parties	22(b)(i), 26	1,700	-	-
Repayments of short-term borrowings		-	(2,329)	-
Repayments of short-term borrowings-related parties		(1,301)	(2,604)	-
Proceeds from promissory notes payable		-	-	1,380
Cash acquired in the reverse recapitalization		-	4,490	-
Payments for reverse recapitalization and ordinary shares issuance costs		-	(1,192)	-

Net cash provided by financing activities		13,638	5,225	1,380

Net change in cash, cash equivalents, and restricted cash		(12,884)	(36,554)	10,518

Effects of currency translation on cash, cash equivalents, and restricted cash		4,546	(1,360)	(3,635)

Cash, cash equivalents, and restricted cash, beginning of period		12,109	50,023	43,140

Cash, cash equivalents, and restricted cash, end of period		$3,771	$12,109	$50,023

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest		$113	$236	$-

Non-cash investing and financing activities:
Warrant issued for services	2(y), 20(a)	$-	$-	$22,900
Initial measurement of right of use asset		$-	$-	$354
Initial measurement of right of use liabilities		$-	$-	$1,829
Unpaid deferred offering cost related to reverse recapitalization		$-	$379	$-
Deferred offering cost settled with ordinary shares	1(c)	-	1,000	-
Deferred offering costs reclassified to additional paid-in capital	1(c)	$-	$4,500	$-
Repurchase of treasury stock	20(b)	$-	$500	$-

The accompanying notes are an integral part of these consolidated financial statements.

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

(a) Principal activities

Chijet Motor Company, Inc. (“Chijet Motor”) was incorporated on June 22, 2022 as a Cayman Islands exempted company. Chijet Motor, collectively with its subsidiaries (“the Company”, “Chijet”, “we”, “us” or “our”) is engaged in the development, manufacture, sales, and service of new energy vehicles (“NEV”), hybrid vehicles and traditional fuel vehicles in China. The main operating entities of the Company include Shandong Baoya New Energy Vehicle Co., Ltd. (“Shandong Baoya”) and its majority-owned holding subsidiary, FAW Jilin Automobile Co., Ltd. (“FAW Jilin”).

(b) Reverse Stock Split

On June 28, 2024, the Company declared a 1-for-30 reverse stock split of its issued and unissued ordinary shares (“Reverse Stock Split”) that became effective on July 8, 2024. Upon effectiveness of the Reverse Stock Split, every 30 of the Company’s issued and unissued ordinary shares were automatically converted into one ordinary share with a par value of $0.003 per share. Beginning on July 8, 2024, the Company’s ordinary shares began trading on the Nasdaq Global Market on a split adjusted basis. No fractional shares were issued as a result of the reverse stock split. Instead, any fractional shares that would have resulted from the split were rounded up to the next whole number. The number of authorized shares was increased from 500,000,000 ordinary shares (post reverse stock split 16,666,667 ordinary shares) to 10,000,000,000 ordinary shares, for potential acquisitions in the future and as of December 31, 2024, the number of issued shares was reduced from 160,707,171 ordinary shares to 5,471,661 ordinary shares.

Unless otherwise indicated, all share and share-related information presented in these financial statements, including all shares, treasury stock, warrants, per share data and share prices set forth in consolidated financial statements and notes, have been retroactively equitably adjusted to reflect the decreased number of shares and the increased price per share resulting from the Reverse Stock Split. For simplified understanding, the share-related information in the previous period or comparable period is simply converted according to the 1-for-30 ratio.

(c) Reverse Recapitalization

On June 1, 2023 (“Closing Date”), the Company consummated the business combination described further below. A Business Combination Agreement (“BCA”) dated as of October 25, 2022, was entered into by and among Jupiter Wellness Acquisition Corp. (“JWAC”), a special purpose acquisition company, Chijet Inc., incorporated under the Combination laws of the Cayman Islands on July 2, 2021, Chijet Motor, a wholly-owned subsidiary of Chijet Inc., and Chijet Motor (USA) Company, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Chijet Motor, and each of the holders of Chijet Inc.’s outstanding ordinary shares (collectively, the “Sellers”).

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

On the Closing Date, the Sellers holding 8,870,095 ordinary shares of Chijet Inc. received 5,071,010 of ordinary shares after giving effect to the exchange ratio of 0.5717 (“Exchange Ratio”) in the Share Exchange that had an aggregate value equal to US$1.6 billion, each valued at the Redemption Price at Closing of approximately US$31.552, subject to certain Sellers having an earnout (“Earnout”) which would adjust downwards the consideration to applicable Sellers by up to Six Hundred Seventy Four Million Dollars (US$674 million) in the aggregate based on certain post-Closing financial performance and stock price metrics of the Company (Note 2 (dd)).

Following completion of the transactions contemplated by the BCA, there were an aggregate of 5,345,321 ordinary shares issued and outstanding which include those shares issued to the Sellers, 43,353 shares issued to JWAC’s public shareholders with one contingent value right (a “CVR”) of the Company for each share outstanding, 115,000 shares issued to JWAC’s Class B Common Stock holders, 57,500 shares issued to holders with JWAC’s right to receive (1/8) of ordinary shares, 58,458 shares issued to (i) privately placed JWAC Common Stock holders of 16,434 shares, (ii) holders with JWAC’s privately placed right to receive (1/8) of ordinary shares, equivalent of 2,055 shares, (iii) I-banker privately placed 4,534 shares, (iv) I-banker with privately place right to receive (1/8) of ordinary shares, equivalent of 567 shares, (v) I-banker representative shares of 9,200, (vi) JWAC officers and directors of 10,000 shares, (vii) Chijet independent directors compensation of 668 shares, (viii) Greentree Financial Group Inc. (“Greentree”) of 6,667 shares due to the conversion of Shandong Baoya’s accrued expenses of US$1 million pursuant to the financial consulting agreements with Greentree, and 8,333 shares issued for exercise of Greentree’s warrants.

After giving the aforementioned effect, the number of ordinary shares issued and outstanding immediately following the consummation of the Business Combination was as follows:

Shares

Legacy Chijet Shares	5,071,010
JWAC’s public shares, net of redemption	43,353
JWAC public shares converted from (1/8) JWAC rights at closing	57,500
JWAC sponsor shares	115,000
Shares issued to private placed shareholders and rights, and share-based compensation	50,125
Exercise of Greentree warrants	8,333
Total shares of ordinary shares outstanding immediately after the Business Combination	5,345,321

The Business Combination was accounted for as a “reverse recapitalization” in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Under this method of accounting, although JWAC is the public entity as the legal acquirer, it was treated as the “accounting acquiree”. And Chijet Motor as the legal acquiree, was treated as the acquirer for financial reporting purposes. This determination was primarily based on the following factors: (i) Chijet Motor’s shareholders have a majority of the voting power of the Company after the consummation of the Business Combination; (ii) Chijet Motor and its subsidiaries represent the ongoing operations and a majority of the governing body of the Company, and (iii) Chijet Motor’s senior management is comprised of the senior management of the Company. Accordingly, for accounting purposes, the business combination was treated as the equivalent of Chijet Motor issuing stock for the net assets of JWAC, accompanied by a recapitalization. The net assets of JWAC were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination were those of Chijet Motor and its subsidiaries. Accordingly, the consolidated assets, liabilities and results of operations prior to the reverse recapitalization were those of Chijet Motor and its subsidiaries, and JWAC’s assets, liabilities and results of operations were consolidated with the Company beginning on June 1, 2023. Share data has been retroactively restated by the Exchange Ratio to give effect to the reverse recapitalization.

Upon the consummation of the reverse recapitalization, the assets and liabilities of JWAC were recognized at fair value. The fair value of cash and short-term liabilities acquired approximates their historical costs attributable to their short maturity. After the redemption of common stocks of JWAC before the closing of the business combination, the net assets acquired by the Company were in the amount of US$4.49 million which were recorded as an increase in additional paid-in capital. Assets and liabilities of JWAC upon the consummation of the reverse recapitalization were as follows:

June 1, 2023
US$’000

Cash	$13,680
Including repayment of extension note to Chijet Inc.	(2,060)
Accrued expenses	(7,129)
Bank charges	(1)
Net assets acquired by Chijet Motor as of June 1, 2023	$4,490

For the year ended December 31, 2023, the Company incurred approximately US$1.5 million of transaction costs for legal, accounting and consulting services directly associated with the reverse recapitalization. In accordance with SEC reporting guidance with regards to an operating company’s reverse acquisition with a non-operating company having some cash, transaction costs incurred for the reverse acquisition, such as legal fees, investment banking fees and the like, may be charged directly to equity to the extent of the cash received, while all costs in excess of cash received should be charged to expense. Accordingly, the Company charged transaction costs of approximately US$1.5 million in 2023 and deferred cost US$3.0 million from previous years to additional paid-in capital in the consolidated financial statements.

(d) History of the Company and Reorganization

Prior to the incorporation of the Company and starting in April 2009, the business was carried out under Shandong Baoya and its subsidiaries. Shandong Baoya and its subsidiaries were controlled by a group of individual and institutional shareholders, with voting agreements to vote consensually concerning operating and development matters.

Prior to the business combination, Chijet Inc. completed a reorganization (“Reorganization”), which involved the following steps:

●	On July 6, 2021, Chijet Inc. was established under the laws of the Cayman Islands.

●	On July 12, 2021, Baoya Technology Holdings Limited was incorporated in the British Virgin Islands (“BVI”) as a wholly-owned subsidiary of Chijet Inc.

●	On July 28, 2021, Baoyaev Group Limited was incorporated in Hong Kong as a wholly-owned subsidiary of Baoya Technology Holdings Limited.

●	On October 21, 2021, Baoya New Energy (Shandong) Co., Ltd. (“WFOE”) was established in the People’s Republic of China (“PRC”) as a wholly-owned subsidiary of Baoyaev Group Limited.

By June 3, 2022, Chijet Inc. gradually acquired a 85.172% stake in Shandong Baoya through its wholly-owned subsidiary WFOE via the following transactions: (1) WFOE acquired 17.245% stake in Shandong Baoya from two shareholders through 1,795,977 ordinary shares issued by Chijet Inc.; and (2) WFOE acquired 67.927% stake in Shandong Baoya from seven shareholders, individual and institutional, for total consideration of Renminbi (“RMB”) 7. Upon those transactions, all seven shareholders entered into a voting agreement to vote consensually concerning operation and development matters of the Chijet Inc. and its subsidiaries. Given that there was no change in control, the transaction is accounted for as business combination under common control.

As of December 31, 2024, the subsidiaries of Chijet Motor were:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities

Subsidiaries
Baoya New Energy (Shandong) Co., Ltd.	October 21, 2021	The PRC	100.00%	Investment holding
Baoya New Energy Automobile Sale (Yantai) Co., Ltd.	November 29, 2019	The PRC	93.92%	New energy vehicle sales
Baoya New Energy Automobile R&D (Xiangyang) Co., Ltd.	May 25, 2022	The PRC	85.17%	Research and development of new energy vehicles
Baoya New Energy Automobile R&D Institution (Yantai) Co., Ltd.	November 29, 2019	The PRC	85.17%	Research and development of new energy vehicles
Baoya Technology Holdings Limited	July 12, 2021	BVI	100.00%	Investment holding
Baoyaev Group Limited	July 28, 2021	Hong Kong	100.00%	Investment holding
Bijie Yabei New Energy Automobile Co., Ltd.	May 22, 2014	The PRC	85.17%	New energy vehicle manufacturing
Chijet, Inc.	July 6, 2021	Cayman Islands	100.00%	Investment holding
Dezhou Yarui New Energy Automobile Co., Ltd.	February 1, 2016	The PRC	65.23%	R&D and manufacturing of new energy vehicles
Dezhou Yitu New Energy Automobile Co., Ltd.	April 23, 2011	The PRC	86.43%	R&D and manufacturing of special electric vehicles
Faw Jilin Automobile Co., Ltd.	June 20, 1984	The PRC	60.05%	Commercial vehicles, passenger vehicles manufacturing
Faw Jilin Automobile Sale Co., Ltd.	June 23, 2021	The PRC	60.05%	Vehicle sales
Jupiter Wellness Acquisition Corp.	September 14, 2021	Delaware, US	100.00%	Investment holding
Shandong Baoya New Energy Vehicle Co., Ltd.	April 14, 2009	The PRC	85.17%	New energy vehicle production and manufacturing
Xiangyang Yazhi New Energy Automobile Co., Ltd.	May 16, 2016	The PRC	85.17%	R&D and manufacturing of small new energy vehicles
Xiangyang Yazhi New Energy Automobile Sale Co., Ltd.	July 22, 2016	The PRC	85.17%	Sales of small new energy vehicles

(e) Liquidity and going concern

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred net losses of US$69.01 million, US$98.50 million and US$111.52 million for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, the Company has a working capital deficit of approximately US$510.89 million and for the year ended December 31, 2024 had a cash outflow from operating activities of approximately US$25.46 million.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring operating losses and has experienced negative cash flows from operations, raising substantial doubt about its ability to continue as a going concern. The Company’s continuation as a going concern is dependent upon the continued financial support from its principal shareholder, as well as its ability to obtain additional financing through capital markets or other sources.

As of December 31, 2024, a significant portion of the Company’s liabilities are amounts due to related parties, including entities affiliated with government bodies. While these amounts are contractually due, the Company has not received demands for repayment and believes, based on past experience and ongoing discussions, that these obligations are not likely to be called in the near term. Management is actively exploring strategic initiatives to improve liquidity, including potential equity financing, business restructuring, and other capital-raising efforts.

Though the Company is evaluating strategies to continue as a going concern including a) developing and continuously promoting a systematic financing plan including third-party financings and capital issuances, and the restructuring of existing loans to meet the Company’s future liquidity needs; b) proposing a reorganization plan to divert part of subsidiaries to avoid repaying most of large loans and liabilities within one year, given the uncertainty of global economies and financing markets, the Company may be unable to access further equity or debt financing when needed. And the reorganization plan is currently under discussion. While these plans are intended to mitigate the going concern uncertainty, there can be no assurance that such efforts will be successful. Accordingly, substantial doubt about the Company’s ability to continue as a going concern exists as of the date of issuance of these financial statements.

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

Emerging Growth Company Status

The Company is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, (“Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (“JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

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

(b) Principles of consolidation

The accompanying consolidated financial statements include the financial statements of Chijet Motor and its subsidiaries. A subsidiary is an entity in which Chijet Motor, directly or indirectly, controls more than one half of the voting power (a) to appoint or remove the majority of the members of the board of directors (“Board”), (b) to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All inter-company transactions and balances between Chijet Motor and its subsidiaries have been eliminated in consolidation.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s consolidated financial statements primarily include, but are not limited to, the determination of performance obligations, the determination of warranty cost, lower of cost and net realizable value of inventory, assessment for impairment of long-lived assets and intangible assets, recoverability of receivables as well as valuation of deferred tax assets, and other contingencies.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d) Functional currency and foreign currency translation

The Company’s reporting currency is the United States dollar (“US$”). The functional currency of the Company and its subsidiaries which is incorporated in places other than Chinese Mainland is the United States dollar. The functional currencies of the other subsidiaries are the RMB, the legal currency of Mainland China. The determination of the functional currency is based on the criteria set out by Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

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

The financial statements of the Company’s subsidiaries whose functional currency is not the US$ are translated from their respective functional currency into US$. Assets and liabilities denominated in foreign currencies are translated into US$ at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into US$ at the appropriate historical rates. Income and expense items are translated into US$ using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income or loss in the consolidated statements of comprehensive loss, and the accumulated currency translation adjustments are presented as a component of accumulated other comprehensive income or loss in the consolidated statements of changes in shareholders’ deficit.

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

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, restricted cash, accounts and notes receivable, amounts due from related parties, accounts and notes payable, loans attributable to related parties, promissory note payable, accruals and other current liabilities, long-term payables. As of December 31, 2024 and December 31, 2023, the carrying values of these financial instruments approximated their respective fair values.

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

(g) Restricted cash

Restricted cash represents (a) the cash frozen relating to a court order; (b) the deposits held in designated bank accounts as security for the repayment of notes payable. The restricted cash attributable to the court order primarily resulted from a contract dispute. As of December 31, 2024 and December 31, 2023, the restricted cash amounted to approximately US$63,856 and US$1.38 million, respectively.

The restricted cash is presented separately on the consolidated balance sheets as follows:

	December 31, 2024	December 31, 2023
	US$’000	US$’000

Frozen amount	64	1,378
Total restricted cash	64	1,378

(h) Current expected credit losses

Since January 1, 2023, the Company has adopted Accounting Standards Update No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), using the modified retrospective transition method.

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

The Company estimates an allowance for credit losses for the anticipation of future economic condition and credit risk indicators of customers. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses. The cumulative effect from the adoption as of January 1, 2023 was immaterial to the consolidated financial statements.

The following table summarizes the activity in the allowance for expected credit loss for the year ended December 31, 2024 and 2023, respectively.

For the year ended
December 31, 2024
US$’000

Balance as of January 1, 2024	129
Current period provision	-
Reversal	(23)
Write-offs	-
Balance as of December 31, 2024	106

For the year ended
December 31, 2023
US$’000

Balance as of December 31, 2022	-
Adoption of ASC Topic 326	73
Balance as of January 1, 2023	73
Current period provision	56
Write-offs	-
Balance as of December 31, 2023	129

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

(j) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated primarily using the straight-line method over the estimated useful life of the asset. Salvage value rates range from 0% to 5% based on the economic value of the property, plant and equipment at the end of the estimated useful lives as a percentage of the original cost.

Estimated useful lives

Buildings	20 years
Machinery and equipment	3 to 25 years
Vehicles	4 to 5 years
Computer and electronic equipment	2 to 5 years
Mold and tooling	1 to 13 years
Other logistic equipment	3 to 5 years

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

The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of comprehensive loss. The gain on the disposal of property was approximately US$138,318, US$287,338 and US$13,166 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Intangible assets that have indefinite useful life are automotive manufacturing license and trademark as of December 31, 2024 and December 31, 2023. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible assets is not amortized, but tested for impairment annually or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. As such, no impairment of indefinite-lived intangible assets was recognized for the years ended December 31, 2024 and 2023.

(l) Land use rights, net

Land use rights represent lease prepayments to local government authorities. Upon the adoption of ASC 842, Leases, on January 1, 2022, land use rights, net were identified as operating lease right-of-use assets, which is separately disclosed as “Land use rights” in the Company’s consolidated balance sheets. Land use rights are recorded at cost less accumulated amortization, amortization has been provided on a straight-line basis over 50 years and 40 years, the life of the land use rights.

(m) Long-term investments

Long-term investments consist of an investment in Jilin FAW Baosteel Auto Steel Parts Co., Ltd. (“Baosteel”) amounting to approximately US$3.25 million and US$3.70 million as of as of December 31, 2024 and December 31, 2023, respectively. The Company held an approximately 30% equity interest in Baosteel as of December 31, 2024 and December 31, 2023.

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

The Company periodically reviews its equity investments for impairment. Under the equity method of accounting, an impairment loss would be recorded whenever the fair value of an equity investment is determined to be below its carrying value. The Company considers whether the fair value of its equity method investment has declined below its carrying value whenever adverse events or changes in circumstances indicate that recorded value may not be recoverable. An impairment charge would be recorded when the decline in value is determined to be other-than-temporary. There was no impairment loss of long-term investments during the years ended December 31, 2024, 2023 and 2022.

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

(o) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company first determines the unit of account for testing the long-lived assets, and then identifies the indicators of impairment. When indicators of impairment at present, the Company must then proceed to the recoverability test. The recoverability test evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Fair value is determined using anticipated cash flows discounted at a rate commensurate with the risk involved.

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

Accrued warranty is included in other liabilities and the movement of accrued warranty is as following:

	December 31, 2024	December 31, 2023	December 31, 2022
	US$’000	US$’000	US$’000

Accrued warranty - beginning of year	204	319	290
Warranty costs incurred	(96)	(106)	(89)
Provision for warranty	-	-	86
Translation adjustment	(4)	(9)	32
Accrued warranty - end of year	104	204	319

(q) Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred upon delivery to customers. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if our performance:

●	provides all of the benefits received and consumed simultaneously by the customer;

●	creates and enhances an asset that the customer controls as the Company performs; or

●	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of the performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates overall contract price to each distinct performance obligation based on its relative standalone selling price in accordance with ASC 606, Revenue from Contracts with Customers. The Company generally determines standalone selling prices for each individual distinct performance obligation identified based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information, the data utilized, and considering the pricing policies and practices in making pricing decisions. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may affect the revenue recognition. The discount provided in the contract is allocated by the Company to all performance obligations as conditions under ASC 606-10-32-37 are not met.

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

When either party to a contract has performed the obligation, the Company presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Company has a right to an amount of consideration that is unconditional, before the Company transfers a good or service to the customer, the Company presents the contract liability when the payment is made or a receivable is recorded, whichever is earlier. A contract liability is the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration, or an amount of consideration is due, from the customer. The Company’s contract liabilities primarily result from the performance obligation identified in the vehicle sales contract, which is recorded as deferred revenue and revenue will be recognized when future goods or services are transferred. Besides, amounts received on behalf of third parties are recorded as other current liabilities.

Vehicle Sales

Vehicle sales revenue includes revenues related to deliveries of new vehicles under the definition of a performance obligation under ASC 606. The Company recognizes revenue on vehicle sales upon delivery to the customer, which is when the control of a vehicle transfers. For the obligations related to vehicle sales, the Company estimates the standalone selling price by considering costs used to develop and deliver the service, third-party pricing of similar options and other information that may be available.

The Company provides a manufacturer’s limited warranty on all new vehicles sold to customers, ensuring that the vehicles comply with agreed-upon specifications. As the manufacturer’s limited warranty is not separately sold to the customers, the Company does not consider the warranty as a separate performance obligation under the ASC 606-10-55-31.

Sales of vehicle parts and accessories

The Company recognizes revenue upon transfer of control to the customer which occurs at a point in time. When the Company performs shipping and handling activities after the transfer of control to the customer, they are considered as fulfillment activities, and accordingly, the costs are accrued for when the related revenue is recognized.

Practical expedients and exemptions

The Company follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that labor related to assurance-type warranties is not a performance obligation considering this service is value-added service to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of this service will be very limited. The Company also performs an estimation on the stand-alone fair value of the promise applying a cost-plus margin approach and concludes that the standalone fair value of the service is insignificant, if it represents less than 5% of vehicle gross selling price and aggregate fair value of each individual promise.

Revenue consists of the following:

	For the year ended
	December 31, 2024		December 31, 2023		December 31, 2022
	US$’000		US$’000		US$’000
	Related Parties	Third Parties	Related Parties	Third Parties	Related Parties	Third Parties

Vehicle sales	$63	$6,333	$713	$6,967	$3,722	$7,908
Sales of vehicle parts and accessories	$471	$47	$1,690	$113	$3,086	$145
Others	$-	$1	$-	$-	$100	$-
Total revenues	$534	$6,381	$2,403	$7,080	$6,908	$8,053

All of the property and equipment of the Company is physically located in the PRC. The geographical location of the Company’s customers spans the PRC, Latin America, Oceania and Europe. All of the Company’s revenue is derived from operations in the PRC for the year ended December 31, 2024, 2023 and 2022.

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

(s) Cost of revenues – idle capacity

Idle capacity consists of production-related costs in excess of charges allocated to the Company’s finished goods in production. The costs include direct and indirect labor, production supplies, repairs and maintenance, rent, utilities, insurance and property taxes. The costs allocated to the Company’s finished goods are determined on a daily basis which is lower than the actual costs incurred. Costs in excess of production allocations are expensed in the period incurred rather than added to the cost of finished goods produced. Idle capacity expenses amounted to US$16.16 million, US$26.95 million and US$34.00 million for the years ended December 31, 2024, 2023 and 2022, respectively.

(t) Research and development expenses

All costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses. For the years ended December 31, 2024, 2023 and 2022, R&D expenses were US$1.48 million, US$8.40 million and US$13.77 million, respectively.

(u) Selling, general and administrative expenses

Selling expenses consist primarily of employee compensation and transportation cost. For the years ended December 31, 2024, 2023 and 2022, total selling expenses were US$1.51 million, US$1.59 million and US$2.01 million, respectively.

General and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, share-based compensation, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses. For the years ended December 31, 2024, 2023 and 2022, general and administrative expenses were US$29.35 million, US$45.69 million and US$63.31 million, respectively.

(v) Employee benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, work-related injury benefits, maternity insurance, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed and there is no legal obligation beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately US$4.20 million, US$5.12 million and US$5.82 million for the years ended December 31, 2024, 2023 and 2022, respectively.

(w) Government grants

The Company’s PRC based subsidiaries received subsidies from certain local governments. The Company’s government subsidies consist of subsidies which are provided by the local governments for a specific purpose, such as land fulfillment costs and production and capacity subsidies related to the manufacturing plant construction. The Company recognizes government subsidies as non-current liabilities until there is reasonable assurance that the Company will comply with conditions attaching to them and the grants will be received. Hence, the Company recorded specific subsidies as other non-current liabilities when received and the specific subsidies are recognized as other income at each stage when the Company is entitled to the amount or the required performance is met. The Company currently recognizes government subsidies 1) using a systematic basis over the periods in which the Company recognizes the related expenses or losses that the grants are intended to compensate and 2) when the grant is received if it compensates for expenses or losses already incurred. For the year ended December 31, 2024, 2023 and 2022, the Company recognized subsidies of approximately US$2.99 million, US$3.75 million and US$19.47 million, respectively. There is no guarantee that the Company will continue to receive such subsidies in the future.

See below for the nature of each government subsidy received and the related accounting treatment:

For the year ended December 31, 2024
No.	US$’000	Type of Subsidies	Accounting Treatment

1	2,412	Subsidies compensating for expenses or losses	The government subsidy is recognized as government grant income when the amounts are received and conditions are met.
2	578	Subsidies related to fixed assets	The Company recorded subsidies as other liabilities when received and recognized government subsidies as government grant income over the depreciable lives of the related fixed assets for which the subsidies are intended to compensate.
TOTAL	2,990

For the year ended December 31, 2023
No.	US$’000	Type of Subsidies	Accounting Treatment

1	3,270	Subsidies compensating for expenses or losses	The government subsidy is recognized as government grant income when the amounts are received and conditions are met.
2	478	Subsidies related to fixed assets	The Company recorded subsidies as other liabilities when received and recognized government subsidies as government grant income over the depreciable lives of the related fixed assets for which the subsidies are intended to compensate.
TOTAL	3,748

For the year ended December 31, 2022
No.	US$’000	Type of Subsidies	Accounting Treatment

1	18,843	Subsidies compensating for expenses or losses	The government subsidy is recognized as government grant income when the amounts are received and conditions are met.
2	624	Subsidies related to fixed assets	The Company recorded subsidies as other liabilities when received and recognized government subsidies as government grant income over the depreciable lives of the related fixed assets for which the subsidies are intended to compensate.
TOTAL	19,467

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

Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. Interest and penalties related to uncertain tax positions, if any, are recorded under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of operations. As of December 31, 2024 and December 31, 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the financial years ended December 31, 2024 and 2023, respectively.

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

The Company accounts for its currently outstanding warrants in conjunction with the Company’s ordinary shares in equity. These warrants are indexed to the Company’s shares and meet the requirements of equity classification as prescribed under ASC 815-40. Warrants classified as equity are initially measured at fair value, and subsequent changes in fair value are not recognized so long as the warrants continue to be classified as equity.

The details for the outstanding warrants are disclosed in Note 20(a).

(z) Value-added tax

The Company is subject to statutory value-added tax (“VAT”) of 13%, 6%, 9% for revenue from sales of vehicles and spare parts, and other services, respectively, in PRC.

(aa) Statutory reserves

The Company’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to PRC’s Foreign Investment Enterprises, the Company’s subsidiaries registered as wholly-owned foreign enterprises have to make appropriations from their after-tax profits (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”) to reserve funds including the general reserve fund, and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the Company. Appropriation to the staff bonus and welfare fund is at the Company’s discretion.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund is restricted to the offsetting of losses or increasing capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonuses to staff and for the collective welfare of employees. No reserves are allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

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

(cc) Leases

Operating lease

The Company adopted ASC 842, Leases as of January 1, 2022 using modified retrospective transition approach. Upon adoption, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to carry forward the historical determination of contracts as leases, lease classification and not reassess initial direct costs for historical lease arrangements. In addition, the Company also elected the practical expedient of using hindsight to apply consistently to all of the Company’s leases in determining the lease term and in assessing impairment of the Company’s right-of-use assets.

The Company includes a right-of-use asset and lease liability related to substantially all of the Company’s lease arrangements in the consolidated balance sheets. All of the Company’s leases are operating leases. As the existing operating leases are short-term leases, right-of-use assets and the corresponding lease liabilities were nil in the consolidated balance sheets as of December 31, 2024 and December 31, 2023.

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

The acquired land use right (Notes 2(l),10) represents lease prepayments to the local government authorities which is separately presented in the consolidated balance sheets. The Company determines whether the land use right agreement contains an operating lease. Land use rights are carried at cost less accumulated amortization and impairment losses.

(dd) Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted-average ordinary shares outstanding for the period. Potentially dilutive shares, which are based on the weighted-average ordinary shares underlying outstanding stock-based awards, warrants, or options using the treasury stock method or the if-converted method, if applicable, are included when calculating diluted net loss per share attributable to holders of ordinary shares when their effect is dilutive.

Since the Company has incurred losses for each of the years ended December 31, 2024, 2023 and 2022, the potential shares issuable related to outstanding warrants have been excluded from the calculation of diluted loss per share as the effect of such shares is anti-dilutive. Therefore, basic and diluted loss per share amounts are the same for each period presented.

Earnout/Contingent Value Rights

Pursuant to the BCA, 2,136,163 ordinary shares (valued as US$674 million of the Exchange Consideration based on the Redemption Price for purposes of the BCA) were issued to certain Chijet Inc. Sellers at the Closing (the “Earnout Shares”). Such shares were subject to vesting and potential surrender if they did not vest, with transfer restrictions during the vesting period. Any earnings on the Earnout Shares prior to vesting was to be set aside in escrow to satisfy the vesting criteria prescribed in the BCA relating to (i) consolidated gross revenue or (ii) closing price of the Company’s ordinary shares, and vested in three tranches consisting of 30% for 2023, 30% for 2024 and any unvested amount for 2025 as described as follows:

(i)	The first tranche (along with earnings thereon) were to (i) vest proportionately based on the consolidated gross revenues of Chijet Motor (including the period prior to the Closing) as set forth in Chijet Motor ‘s audited annual financial statements included in Form 20-F filed with the SEC for the calendar year ended December 31, 2023 (as adjusted for a fixed 6.5-to-1 RMB to U.S. dollar exchange rate) in excess of US$528 million, up to a maximum of 100% of the first tranche at US$801 million in consolidated gross revenues, or alternatively (ii) vest for 100% of the first tranche if the Chijet Motor ordinary shares on Nasdaq were at least US$390.00 per share (as equitably adjusted for share splits, share capitalizations, share consolidations, subdivisions, share dividends, reorganizations, recapitalizations and the like) for at least twenty (20) out of thirty (30) trading days, through and including the thirtieth (30th) trading day after the date on which Chijet Motor filed its annual report on Form 20-F with the SEC (such trading criteria being collectively the “Trading Criteria”), for the fiscal year ended December 31, 2023, and any shares in the tranche that do not so vest were surrendered to Chijet and cancelled.

(ii)	The second tranche (along with earnings thereon) will likewise either (i) vest proportionately based on the consolidated gross revenues of Chijet Motor (including the period prior to Closing) as set forth in Chijet Motor’s audited annual financial statements included in its Form 20-F filed with the SEC for the calendar year ended December 31, 2024 (as adjusted for a fixed 6.5-to-1 RMB to U.S. dollar exchange rate)in excess of US$870 million, up to a maximum of 100% of the second tranche at US$2,206 million in consolidated gross revenues, or alternatively (ii) vest for 100% of the second tranche based on meeting the Trading Criteria during the applicable period for the year ended December 31, 2024, and any shares in the tranche that do not so vest will be surrendered to Chijet and cancelled.

(iii)	Any remaining Earnout Shares (along with earnings thereon) not vested or surrendered in the first or second tranches are eligible either to (i) vest proportionately based on the consolidated gross revenues of Chijet Motor (including the period prior to Closing) as set forth in Chijet Motor’s audited annual financial statements included in Form 20-F for the calendar year ended December 31, 2025 (as adjusted for affixed 6.5-to-1 RMB to U.S. dollar exchange rate) in excess of US$1,616 million, up to a maximum of 100% of the final tranche at US$3,215 million in consolidated gross revenues, or alternatively (ii) vest for 100% of the final tranche based on meeting the Trading Criteria during the applicable period for the year ended December 31, 2025, and any shares in the tranche that do not so vest will be surrendered to Chijet (along with earnings thereon) and cancelled.

Any Earnout Shares and earnings thereon that are surrendered to Chijet will be promptly reissued and delivered by Chijet to the CVR rights agent on behalf of the holders of the CVRs, to be reissued pro rata among the holders of the CVRs.

The accounting for the Earnout Shares was first evaluated under ASC 718 to determine if the arrangement represents a share-based payment. Considering that the Earnout Shares were issued to the Chijet Inc. Sellers, and there are no service conditions nor any requirement of the participants to provide goods or services, the Company determined that the Earnout Shares are not within the scope of ASC 718. In reaching this conclusion, the Company focused on the fact that the Earnout Shares are not provided to any holder of options or unvested stock but rather the arrangement is provided only to vested equity holders.

Next, the Company determined that the Earnout Shares represent a freestanding equity-linked financial instrument to be evaluated under ASC 480. Based upon the analysis, the Company concluded that the Earnout Shares should not be classified as a liability under ASC 480.

The Company next considered the conditions in ASC 815-10-15-74 and ASC 815-40 and concluded that the Earnout Shares are not within the scope of ASC 815. Therefore, the Earnout Share arrangement is appropriately classified in equity. As the business combination was accounted for as a reverse recapitalization, the fair value of the Earnout Share arrangement as of the Closing Date was accounted for as an equity transaction. Therefore, contingent value rights did not give any effect in calculation of the earnings per share as of December 31, 2024 and 2023.

(ee) Assets and liabilities classified as held for sale

Assets and liabilities to be disposed of by sale (“disposal groups”) are classified as “held for sale” if their carrying amounts are principally expected to be recovered through a sale transaction rather than through continuing use. The classification occurs when the disposal group is available for immediate sale and the sale is probable. These criteria are generally met when management has committed to a plan to sell the assets within one year. Disposal groups are measured at the lower of carrying amount or fair value less costs to sell, and long-lived assets included within the disposal group are not depreciated or amortized. The fair value of a disposal group, less any costs to sell, is assessed during each reporting period it remains classified as held for sale, and any remeasurement to the lower of carrying value or fair value less costs to sell is reported as an adjustment to the carrying value of the disposal group. When the net realizable value of a disposal group increases during a period, a gain can be recognized to the extent that it does not increase the value of the disposal group beyond its original carrying value when the disposal group was reclassified as held for sale. Disposal groups are disposed or meet the criteria to be classified as held for sale should be reported in discontinued operations if the disposal represents a strategic shift that has a major effect on an entity’s operations and financial results.

3. RECENT ACCOUNTING PRONOUNCEMENT

Recently adopted accounting pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, Debt: Debt with Conversion and Other Options, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. The guidance in ASC 470-20 applies to convertible instruments for which the embedded conversion features are not required to be bifurcated from the host contract and accounted for as derivatives. In addition, the amendments revise the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer’s own stock and classified in stockholders’ equity, by removing certain criteria required for equity classification. These amendments are expected to result in more freestanding financial instruments qualifying for equity classification (and, therefore, not accounted for as derivatives), as well as fewer embedded features requiring separate accounting from the host contract. The amendments in ASU 2020-06 further revise the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company adopted ASU 2020-06 within annual reporting period beginning January 1, 2024. There was no significant impact resulting from these disclosures on the consolidated financial statements.

In December 2022, the FASB issued ASU No. 2022-06, Deferral of the Sunset Date of Reference Rate Reform (Topic 848) (ASU 2022-06). ASU 2022-06 provides optional expedients and exceptions for applying GAAP to transactions affected by reference rate (e.g., LIBOR) reform if certain criteria are met, for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. ASU 2022-06 deferred the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. ASU 2022-06 is effective as of December 21, 2022 through December 31, 2024. The Company adopted this ASU within annual reporting period beginning from January 1, 2024 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280)-Improvements to Reportable Segment Disclosures. ASU No. 2023-07 requires an enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Company adopted ASU 2023-07 in its annual report for the year ended December 31, 2024 using a retrospective transition method.

Recently issued accounting pronouncements not yet adopted

In August 2023, the FASB issued Accounting Standards Update (ASU) 2023-06, “ASU 2023-06—Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative” which aims to improve disclosure requirements and align them with the SEC’s Disclosure Update and Simplification (DUS) Initiative. The amendments in this ASU are intended to enhance transparency by eliminating redundant, outdated, or duplicative disclosures, while simplifying the presentation of relevant information. Under revenue recognition, entities must include enhanced disclosures for revenue concentration risks, such as significant reliance on a single customer, product, or geographic region, if such risks are material to financial performance or position. Segment reporting is in which the ASU emphasizes improved clarity in the disaggregation of revenue and allocation of expenses for key operating segments. The amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of ASU 2023-06 will have a material effect on its consolidated financial statements.

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

In November 2024, the FASB issued ASU 2024-03-Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses (or ASU 2024-03). This ASU improves the disclosures about a public business entity’s expenses and addresses requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). This ASU is effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. The amendments in this ASU are applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to any or all prior periods presented in the financial statements. The Company does not expect that adoption of ASU 2024-03 will have a material impact on the Company’s consolidated financial statements.

4. CONCENTRATION OF RISK

(a) Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, restricted cash, accounts and notes receivable, and accounts and notes payable. The maximum exposure of such financial instruments to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2024 and, 2023, substantially all of the Company’s cash and cash equivalents and restricted cash was placed with banking institutions in the PRC. Management chose these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Company uses for its cash and bank deposits would be chosen with similar criteria for soundness. Bank failure is uncommon in PRC and based on publicly available information, management believes that those Chinese banks that hold the Company’s cash and cash equivalents and restricted cash are financially sound.

For the credit risk related to accounts and notes receivable, the Company performs ongoing credit evaluations of its customers and, if necessary, maintains reserves for potential credit losses.

(b) Customer risk

As of December 31, 2024, one customer, determined as a related party under ASC 850, accounted for 31% of the Company’s total accounts and notes receivable. As of December 31, 2024, two customers, determined as third parties under ASC 850, accounted for 37% and 10% of the Company’s total accounts and notes receivable respectively.

As of December 31, 2023, one customer, determined to be a related party under ASC 850, accounted for 12% of the Company’s total accounts and notes receivable and one third-party customer accounted for 19% of the Company’s total accounts and notes receivable.

During the year ended December 31, 2024, one third-party customer accounted for 22% of the Company’s total revenue.

During the year ended December 31, 2023, one third-party customer accounted for 22% of the Company’s total revenue.

During the year ended December 31, 2022, four customers accounted for more than 10% of the Company’s total revenue at 13%, 12%, 12% and 11%, respectively. Three of these four customers, who accounted for 37% of total revenue, were determined to be related parties under ASC 850.

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

5. ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and allowance for doubtful accounts consisted of the following:

	December 31, 2024	December 31, 2023
	US$’000	US$’000

Accounts receivable	29	20
Notes receivable	128	2,221
Less: allowance for credit losses	-	-
Accounts and notes receivable, net	157	2,241

Notes receivable represents bank acceptance drafts that are non-interest bearing and due within six to twelve months.

The Company has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. There was no allowance for credit losses on December 31, 2024 and 2023, respectively.

6. INVENTORY, NET

Inventory consisted of the following:

	December 31, 2024	December 31, 2023
	US$’000	US$’000

Finished goods	4,722	3,665
Raw materials	10,549	15,720
Work-in-process	4,818	7,517
Inventory, subtotal	20,089	26,902
Less: inventory impairment provision	(8,944)	(12,117)
Inventory, net	11,145	14,785

Finished goods primarily consist of vehicles ready for transit at production factories, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale at its delivery and service centers, vehicle parts and charging piles.

Raw materials primarily consist of materials for volume production.

Work-in-process primarily consist of vehicles in production which will be transferred into finished goods inventory when completed.

For the years ended December 31, 2024, 2023 and 2022, write-downs of inventories to net realizable value were US$4.02 million, US$4.51 million and US$4.45 million, respectively.

7. OTHER CURRENT ASSETS

Other current assets consisted of the following:

	December 31, 2024	December 31, 2023
	US$’000	US$’000

Prepayments for materials	5,107	7,509
Prepayments for R&D	97	110
Prepayments for utilities	550	571
Other prepayments	326	341
Deductible value-added tax input	154	207
Other receivables	1,504	1,662
Subtotal	7,738	10,400
Less: allowance for bad debts	(401)	(449)
Net balance	7,337	9,951

On March 21, 2022, the Ministry of Finance and State Administration of Tax released Announcement (2022) No.14 to issue China’s VAT rebates to eligible industries. Companies in these industries can now apply for monthly refunds of incremental VAT credits and a one-time refund of remaining VAT credits from April 1, 2022 onward. Given that Chijet falls within the scope of the eligible industry, the deductible value-added tax input is classified as other current assets.

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	December 31, 2024	December 31, 2023
	US$’000	US$’000

At cost:
Buildings	164,318	169,170
Mold and tooling	98,281	101,563
Computer and electronic equipment	6,337	6,993
Machinery and equipment	253,180	263,587
Vehicles	736	1,204
Other logistic equipment	7,391	7,641
Construction in progress(i)	14,089	15,201
Property, plant and equipment, subtotal	544,332	565,359
Less: accumulated depreciation(ii)	(385,527)	(380,090)
Less: accumulated impairment(iii)	(2,987)	(3,892)
Property, plant and equipment, net(iv)	155,818	181,377

(i)	Construction in progress primarily consists of the construction of Shandong Baoya, Xiangyang Yazhi New Energy Automobile Co., Ltd. (“Xiangyang Yazhi”), Dezhou Yarui New Energy Automobile Co., Ltd. (“Dezhou Yarui”) manufacturing plants and molds, toolings, machinery and equipment relating to the manufacturing.

(ii)	Depreciation expenses for the years ended December 31, 2024, 2023 and 2022 were US$19.99 million, US$31.35 million and US$41.22 million, respectively.

(iii)	Impairment charges of US$114,078, US$283,210 and US$842,000 were recognized for the years ended December 31, 2024, 2023 and 2022, respectively. After management’s assessment, the estimated useful life and net residual value of impaired assets remained unchanged. The depreciation of the impaired assets is based on the revised net book value.

(iv)	The carrying amounts of buildings, molds and tooling, machines and equipment and other logistic equipment pledged by FAW Jilin to secure borrowings were US$47.92 million and US$58.58 as of December 31, 2024 and 2023, respectively.

The carrying amounts of nine vehicles pledged by Shandong Baoya in April 2024 to secure borrowings were US$46,753. The carrying amounts of buildings, molds and tooling, machines and equipment pledged by Xiangyang Yazhi to secure borrowings were US$24.06 million and US$28.58 million as of December 31, 2024 and 2023, respectively. The details of the assets pledged by Xiangyang Yazhi are disclosed in Note 17.

The carrying amounts of buildings, machines and equipment pledged by Dezhou Yarui to secure borrowings were US$1.91 million and US$2.12 million as of December 31, 2024 and 2023, respectively.

During the year ended December 31, 2024, all the machinery and equipment of Bijie Yabei that were frozen were sold to repay the loan principal and partial interests owed to Bijie Jinhaihu New District Management Committee. Therefore, no frozen assets remained as of December 31, 2024. The details are disclosed in Note 18. The carrying amount of the machinery and equipment of Bijie Yabei that were frozen was US$152,316 as of December 31, 2023.

9. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	December 31, 2024
	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	US$’000	US$’000	US$’000

Finite-lived intangible assets:
Computer software	459	(455)	4
Patent	202	(202)	-
Total finite-lived intangible assets	661	(657)	4
Indefinite-lived intangible assets:
Trademark and manufacturing license	123,899	-	123,899
Total indefinite-lived intangible assets	123,899	-	123,899

Total intangible assets	124,560	(657)	123,903

	December 31, 2023
	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	US$’000	US$’000	US$’000

Finite-lived intangible assets:
Computer software	472	(439)	33
Patent	208	(208)	-
Total finite-lived intangible assets	680	(647)	33
Indefinite-lived intangible assets:
Trademark and manufacturing license	127,378	-	127,378
Total indefinite-lived intangible assets	127,378	-	127,378
Total intangible assets	128,058	(647)	127,411

No impairment charges were recognized on intangible assets for the years ended December 31, 2024, 2023 and 2022.

Amortization expenses of intangible assets were US$28,072, US$81,699 and US$86,199 for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, the estimated amortization expense relating to the existing intangible assets with finite lives for future periods is as follows:

US$’000

2025	4
2026 and thereafter	-
Total	4

10. LAND USE RIGHTS, NET

Land use rights consisted of the following:

	December 31, 2024	December 31, 2023
	US$’000	US$’000

Land use right	149,019	153,204
Less: accumulated amortization	(29,383)	(27,055)
Land use right, net	119,636	126,149

As discussed in Note 17, the Company was unable to meet the conditions to apply for the government subsidies to repay the loans. As a result, Xiangyang Yazhi and Dezhou Yarui pledged land use rights with the carrying amount of US$13.68 million and US$14.81 million to its lenders as of December 31, 2024 and December 31, 2023, respectively.

FAW Jilin pledged its land use rights in July 2024 to secure the borrowings, and the carrying amount of land use right was US$29.30 million. The carrying amounts of land use rights pledged by FAW Jilin for loan were totally US$59.64 million and US$32.06 million as of December 31, 2024 and December 31, 2023, respectively.

Land use right of Shandong Baoya was frozen by court due to the legal loan dispute in December 2024. The carrying amount of the land use right that was frozen was US$25.64 million as of December 31, 2024.

Amortization expenses of land use rights were US$3.11 million, US$3.18 million and US$3.35 million for the years ended December 31, 2024, 2023 and 2022, respectively.

11. OPERATING LEASES (EXCLUDING LAND USE RIGHTS)

Operating leases of the Company mainly consist of short-term leases of plants, warehouses and machinery. Short-term lease cost is recognized as rental expenses in the consolidated statements of loss.

Supplemental cash flows information related to leases are as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	US$’000	US$’000	US$’000

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows payments for operating leases	-	-	2,899
Right-of-use assets obtained in exchange for lease liabilities:
Right-of-use assets obtained in exchange for new operating lease liabilities	-	-	354

The components of lease cost for operating leases were as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	US$’000	US$’000	US$’000

Operating lease cost	-	-	398
Short-term lease cost	580	1,357	1,168
Total lease cost	580	1,357	1,566

As of December 31, 2024 and 2023, the lease related assets and liabilities recorded in the consolidated balance sheets were both nil.

12. GOODWILL

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired from FAW Jilin on December 27, 2019 (“Acquisition Date”). Pursuant to the related agreement and plan of merger, the purchase price was US$214.42 million.

The Company accounted for the acquisition using the purchase method of accounting for business combinations under ASC 805, Business Combinations. The total purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on their estimated fair value as of the Acquisition Date.

	US$’000	RMB’000

Assets acquired:
Cash and cash equivalents	235,165	1,645,169
Accounts and notes receivable	111,511	780,105
Other receivable	262	1,829
Inventory	30,766	215,232
Property, plant and equipment, net	273,142	1,910,844
Equity investment	4,773	33,391
Intangible assets	129,315	904,663
Land use right	87,970	615,419
Prepayments and other assets, current and non-current	53,820	376,512
Total assets acquired	926,724	6,483,164
Liabilities and equity assumed
Short-term borrowing	(28,589)	(200,000)
Accounts and notes payable	(160,346)	(1,121,745)
Contract liabilities	(11,904)	(83,276)
Accounts and other liabilities	(20,830)	(145,725)
Long-term payables	(249,417)	(1,744,870)
Accrued post-employment and termination benefits	(73,634)	(515,130)
Other payable, current and non-current	(81,749)	(571,898)
Noncontrolling interest	(88,575)	(619,653)
Total liabilities and equity assumed	(715,044)	(5,002,297)
Net assets acquired	211,680	1,480,867
Goodwill	2,735	19,133
Total purchase price	214,415	1,500,000

Changes in the carrying amount of goodwill consisted of the following:

	December 31, 2024	December 31, 2023
	US$’000	US$’000

Beginning balance	2,695	2,774
Addition during the year	-	-
Impairment during the year	-	-
Translation adjustment	(74)	(79)
Goodwill	2,621	2,695

Goodwill of US$ 2.74 million represented the excess of the purchase price over the fair value of the net assets acquired as of the Acquisition Date and was primarily attributable to the expected synergies from integrating FAW Jilin’s technology into the automotive segment as well as the acquired workforce. As of December 31, 2024 and 2023, the goodwill was US$2.62 million and US$2.70 million, respectively. The change was due to foreign currency translation adjustments during the year ended December 31, 2024. There were no accumulated impairment losses as of December 31, 2024 and 2023.

13. OTHER ASSETS

Other assets consisted of the following:

	December 31, 2024	December 31, 2023
	US$’000	US$’000

Long-term prepayment	3,140	4,292
Total	3,140	4,292

Long-term prepayment of US$3.14 million were mainly attributable to the advances paid to FAW Jilin’s suppliers for molds and tool manufacturing of car body and vehicle parts. These expenditures will be capitalized as property, plant and equipment after molds and tools reach the working condition for its intended use.

14. ACCOUNTS AND NOTES PAYABLE

Accounts and notes payable consisted of the following:

	December 31, 2024	December 31, 2023
	US$’000	US$’000

Accounts payable	14,382	14,824
Notes payable	-	-
Total	14,382	14,824

15. CONTRACT LIABILITIES

Contract liabilities primarily consisted of advance payments from customers prior to the transfer of goods or services by the Company. The payment amounts and timing vary depending on the vehicle model, the energy product and the location of delivery. Contract liabilities are included in current liabilities until refunded or until they are applied towards the revenue.

	December 31, 2024	December 31, 2023
	US$’000	US$’000

Contract liabilities - beginning of year	5,008	3,654
A change in time frame for a performance obligation satisfied	(11,488)	(11,747)
Advance received	10,471	13,205
Translation adjustment	(226)	(104)
Contract liabilities - subtotal	3,765	5,008
Less: contract liabilities to related parties	(961)	(2,483)
Contract liabilities - end of year	2,804	2,525

16. ACCRUALS AND OTHER CURRENT LIABILITIES

Accruals and other current liabilities consisted of the following:

	December 31, 2024	December 31, 2023
	US$’000	US$’000

Payroll payable	6,228	6,876
Accrued post-employment and termination benefits - current portion	7,839	8,809
Business and other taxes payable	1,437	456
Accrued expenses	17,859	18,362
Other payable secured by acceptance draft	985	3,525
Other payable	17,181	9,400
Total	51,529	47,428

17. LONG-TERM PAYABLES, CURRENT

In May 2016, the Company entered into two loans with a government entity (Xiangyang High Tech Industrial Development Zone Management Committee). The purpose of the borrowing was solely for the development of the Electric Vehicle industry in Xiangyang, PRC, and the funds cannot be used for any other purpose. The loans bear no interest and the maturity date will depend on the development status.

Because of the nature of these loans, the Company was subject to the fulfillment of covenants relating to the Company’s consolidated statement of financial position performance and results. However, due to the Covid-19 pandemic and the specific regulations issued, the Company was unable to meet the conditions in the loan agreements and, therefore, was unable to apply for the government subsidies to repay the US$95.16 million at the due date of July 2022. As a result, the loan was reclassified as current as of December 31, 2024 and, 2023. In addition, the Company may need to pay a penalty of US$716,781, which is equal to 5% of the cost of the land use right. The lender also has the following rights, 1) to require the Company to pay back all the potential loss caused by the default; 2) repossess the land in Xiangyang; 3) require the Company to pay back all the government subsidies which are related to this project. Management has performed a detailed analysis of the potential loss and determined the outcome is uncertain as of May 15, 2025. The Company is also proactively negotiating with the lenders to extend the terms of the loans. At the same time, the Company plans to expand production to meet the conditions described in the loan agreements.

In June 2023, the Company pledged machinery and equipment, molds and tooling with a carrying amount of approximately US$9.69 million, buildings with a carrying amount of approximately US$14.37 million and land use rights with a carrying amount of US$13.68 million to the two government entities to secure the principal and related interest claims of the above-mentioned loans.

The carrying value of the borrowings approximates their fair value as of December 31, 2024 and 2023. As of December 31, 2024 and 2023, the outstanding principal of the loans were US$95.16 million and US$97.83 million, respectively. The difference in the principal was primarily due to the change in the currency exchange rate. As of May 15, 2025, the Company was unable to meet the conditions in the loan agreement, therefore there are no subsidies receivable by the Company from the government.

18. PROMISSORY NOTE PAYABLE

In 2014, Bijie Yabei New Energy Automobile Co., Ltd. (Bijie Yabei) became involved in a legal dispute with the Bijie Jinhaihu New District Management Committee (“Plaintiff”) regarding a loan of US$1.37 million along with interest. The original judgment by the court (Case No. (2018) Qian 0502 Min Chu 7520) ruled in favor of the Plaintiff. Bijie Yabei appealed the decision, requesting the revocation and retrial or amendment of the judgment. In 2019, the court of second instance upheld the original judgment, and Bijie Yabei was obligated to repay the loan principal and interest calculated at an annual rate of 6% from September 11, 2018, until the date of repayment. The Plaintiff applied for enforcement of the ruling and to sell the fixed assets of Bijie Yabei at auction to offset the loan principal, partial interest and judicial auction service fees, etc. Part of the fixed assets were sold for US$169,854. Those assets that were not sold were transferred to the Plaintiff as repayment-in-kind. The enforcement proceeding was terminated on April 26, 2024 and interest payable on this loan ceased. As of December 31, 2024, there was no outstanding principal owed.

19. ACCRUED POST-EMPLOYMENT AND TERMINATION BENEFITS

The Company pays post-employment obligations to its retired employees. In addition, the Company is committed to make periodic benefits payments to certain former employees, who were terminated or early retired. These benefits are only applicable to the qualifying employees.

The Company has three defined benefit, non-contributory retirement or termination plans that cover qualifying employees. These defined benefit plans provide benefits to covered individuals satisfying certain age and/or service requirements. The three benefit plans are as follows:

(i) Plan 1: Post-employment benefits for civil retirees, retirees and internal retirees in 2019 restructure;

(ii) Plan 2: Termination benefits for internal retirees in 2019 restructure;

(iii) Plan 3: Post-employment benefits for retirees and active employees granted after 2019;

The Company’s net obligation in respect to defined benefit retirement plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value and the fair value of any plan assets is deducted. The actuarial valuation of the present value of the defined benefit obligations as of December 31, 2024 and 2023 were prepared by an independent firm of actuaries, a member of China Association of Actuaries.

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

According to the policy of gradually raising retirement age and “Measures of the State Council on Gradually Raising the Statutory Retirement Age” (referred to as the “Measures”), the statutory retirement age has been changed since January 1, 2025. The change of the Company’s benefits has occurred pursuant to the Measures since December 31, 2024. The above change has no influence on Plan 1 and 2. The effect on Plan 3 has been accounted for as past service cost as of December 31, 2024 and amortized during the average expected future working lifetime of corresponding members under ASC 715.

The principal assumptions used for the purposes of the actuarial valuations are as follows:

	December 31, 2024	December 31, 2023

Discount rate	1.25%-1.75%	2.25%-2.75%
Mortality rate	(2010-2013) - CL5/CL6 up 2 years*
Annual withdrawal rate	3%	3%
Annual increase rate of supplemental medical benefits	6%	6%
Annual increase rate of social insurance, housing fund and EAP	8%	8%

*	China Life Insurance Mortality Table (2010-2013)

Movements in the present value of the retirement and supplemental benefit obligations during the years ended December 31, 2024 and 2023 are as follows:

	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	US$’000	US$’000	US$’000

Beginning of period	52,350	60,913	74,794
Service costs	81	65	65
Interest costs	984	1,353	1,663
Benefits paid	(8,791)	(9,475)	(10,606)
Actuarial loss arising from changes in financial assumptions	2,229	790	343
Past service costs	(231)	413	341
Translation adjustment	(1,349)	(1,709)	(5,687)
End of period	45,273	52,350	60,913

The amount of retirement and supplemental benefit obligations recognized in the consolidated balance sheets are determined as follows:

	December 31, 2024	December 31, 2023
	US$’000	US$’000

End of year	45,273	52,350
Less: net amount due within one year	(7,839)	(8,809)
Net amount due after one year	37,434	43,541

As of December 31, 2024 and, 2023, the non-current liabilities were US$37.43 million and US$43.54 million, respectively.

As of December 31, 2024 and 2023, the current portion of the accrued post-employment and termination benefits were US$7.84 million and US$8.81 million, respectively. The amounts were included in accruals and other current liabilities (Note 16) and presented in the consolidated balance sheets.

The following amounts were recorded in the consolidated statements of operations as components of the net periodic benefit cost:

	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	US$’000	US$’000	US$’000

Service costs	81	65	65
Interest costs	984	1,353	1,663
Amortization of actuarial losses	17	3	1
Amortization of past service cost	113	27	27
Net periodic benefit cost	1,195	1,448	1,756

The following amounts were recorded in the consolidated statements of comprehensive loss:

	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	US$’000	US$’000	US$’000

Actuarial loss arising from changes in financial assumptions	1,103	833	254
Past service costs	(231)	413	341
Amortization recognized in net period benefit cost	(130)	(30)	(28)
Total	742	1,216	567

During the years ended 2024, 2023 and 2022, the Company made cash payments of US$8.79 million, US$9.48 million and US$10.61 million, respectively, to settle part of the liabilities of the defined benefit plans. As of December 31, 2024, benefits expected to be paid to the plans during the next five years are as follows:

	December 31, 2024	December 31, 2023
	US$’000	US$’000

Year 1	7,839	8,809
Year 2	7,138	7,999
Year 3	6,220	7,276
Year 4	5,370	6,340
Year 5	4,287	5,463
Total	30,854	35,887

20. ORDINARY SHARES AND STATUTORY RESERVE

On June 1, 2023, pursuant to the BCA, Chijet Motor, a wholly-owned subsidiary of Chijet Inc. merged with JWAC such that JWAC became a wholly-owned subsidiary of the Chijet Motor. With the completion of a share exchange, Chijet Inc. became a wholly-owned subsidiary of Chijet Motor and the Chijet Inc.’s shareholders received 5,071,010 ordinary shares, par value US$0.003 per share. As of December 31, 2024 and 2023, Chijet Motor had issued 5,471,661 and 5,356,906 ordinary shares, of which outstanding ordinary shares of 5,470,076 and 5,355,321, respectively. Share data as of December 31, 2024 and, 2023 have been retroactively restated to give effect to the 1-for-30 reverse stock split and the reclassification of ordinary shares that are discussed in Notes 1(b) and 1(c), respectively.

(a) Warrants

GT Warrants

The following table summarizes the changes in the number of warrants outstanding during the year ended December 31, 2024:

		Weighted average	Total
	Number	unit price	price
			US$’000

Balance of warrants - December 31, 2023	148,334	$60	$8,900

Balance of warrants - December 31, 2024	148,334	60	8,900

On February 15, 2022, pursuant to a financial advisory agreement, Shandong Baoya issued a common stock purchase warrant to Greentree to purchase 166,667 of its shares at an exercise price of US$60.00 per share. On June 1, 2023, in connection with the closing of the Business Combination, the Company assumed the obligations of Shandong Baoya under the financial advisory agreement, by executing an assumption and amendment to the common stock purchase warrant by and among the Company, Shandong Baoya, and Greentree. In accordance with ASC 815-40, the warrants are classified as equity and the relative fair value of approximately US$22.9 million was recognized gradually over the service term from February 15, 2022 to December 31, 2022. As of December 31, 2022, US$22.9 million was recognized as additional paid-in capital. The estimated fair value was determined using the Black-Scholes Option Pricing Model which is based on the value of the underlying ordinary shares at the valuation measurement date, the remaining contractual term of the warrants, risk-free interest rates, expected dividends and expected volatility of the price of the underlying ordinary shares.

The Company used the following assumptions to estimate the fair value of warrants granted under the financial advisory agreement:

At February 15, 2022

Risk-free interest rate	1.72%
Expected volatility	60.00%
Expected term (in years)	5
Expected dividend yield	0.00%

I-Bankers Warrants

The following table summarizes the changes in the number of warrants outstanding during the year ended December 31, 2024:

		Weighted average	Total
	Number	unit price	price
			US$’000

Balance of warrants - December 31, 2023	13,800	$360	$4,968

Balance of warrants – December 31, 2024	13,800	360	4,968

On December 9, 2021, JWAC issued to I-Bankers warrants to purchase 13,800 shares of its Class A common stock, exercisable at $360.00 per share (“Representative’s Warrants”), in connection with its services as the representative of the underwriters for the IPO and as a result of the full exercise of the over-allotment option. The fair value of the Representative’s Warrants was estimated to be approximately US$1.09 million (or US$78.78 per warrant) using the Black-Scholes option-pricing model. Upon completion of the Business Combination, all of the Representative’s Warrants were exchanged for a substantially similar warrant to purchase an equal number of Chijet Motor ordinary shares on the same terms and conditions as the original warrant, exercisable at $360.00 per share for five years.

The Company used the following assumptions to estimate the fair value of warrants:

At December 9, 2021

Risk-free interest rate	1.18%
Expected volatility	35.00%
Expected term (in years)	5
Expected dividend yield	0.00%

(b) Treasury stock

Chijet Inc. entered into unsecured promissory notes (“Promissory Notes”) in the principal amount of US$1.38 million and US$1.18 million with JWAC on December 5, 2022 and March 6, 2023, respectively. The Promissory Notes were non-interest bearing and payable in cash upon the earlier of the closing of the Business Combination and the date of liquidation of JWAC. According to the letter signed by JWAC and Chijet Inc. on June 1, 2023, JWAC repaid US$500,000 by delivering 1,585 shares of its Class A common stock (“JWAC Common Stock”), par value US$0.003 per share, each share valued at the Redemption Price and US$2.06 million in cash to Chijet Inc. As a result of the Share Exchange, Chijet Inc.’s investment in JWAC was changed to the investment in Chijet Motor, Chijet Inc.’s parent company. The effect in essence is that a subsidiary, Chijet Inc., holds an investment in its parent company’s (Chijet Motor) ordinary shares. According to presentation guidance in ASC 810-10-45-5, these 1,585 shares have been transferred to treasury shares of the Company.

(c) Statutory Reserves and Restricted Net Asset

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in the PRC is subject to limitations, procedures, and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in PRC.

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

For years ended December 31, 2024, 2023 and 2022, the Company’s PRC subsidiaries did not make any appropriations to their statutory reserves. As of December 31, 2024 and December 31, 2023, the accumulated balance of the statutory reserves was US$6.66 million.

In accordance with the safety production regulations, the Company’s subsidiaries in China have to make appropriations as a special reserve which will only be used for the enhancement of safety production environment and improvement of facilities. As of December 31, 2024 and 2023, the accumulated balance of special reserves, which is included in the accumulated deficit, was approximately US$585,240 and US$574,536, respectively.

Because the Company’s entities in the PRC can only pay dividends out of distributable profits reported in accordance with PRC accounting standards, the Company’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital, statutory reserves, special reserve and additional paid-in capital of the Company’s entities in the PRC. The aggregate amount of paid-in capital and additional paid-in capital, which is the amount of net assets of the Company’s entities in the PRC not available for distribution, were US$148.31 million and US$148.30 million, as of December 31, 2024 and 2023, respectively.

21. INCOME TAXES

Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, Chijet Motor is not subject to tax on income or capital gain. Additionally, upon payments of dividends to shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

The Company’s subsidiary, Baoya Technology Holdings Limited is incorporated in the BVI and under the current laws of the BVI, Baoya Technology Holdings Limited is not subject to tax on income or capital gain. In addition, payments of dividend by the subsidiary to its shareholders are not subject to withholding tax in the BVI.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary, Baoyaev Group Limited, is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the first HKD $2.0 million assessable profits will be subject to an 8.25% lower tax rate and remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime became effective in 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

The PRC

The Company’s subsidiaries that are incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the new PRC Enterprise Income Tax Laws (“PRC Income Tax Laws”) effective from January 1, 2008. Pursuant to the PRC Income Tax Laws, most of the Company’s PRC subsidiaries are subject to a CIT statutory rate of 25%. Shandong Baoya was subject to a CIT statutory rate of 15% due to their qualifications as high and new technology enterprises in 2022, 2023 and 2024. FAW Jilin was also subject to a CIT statutory of 15% due to their qualifications as high and new technology enterprises in 2023 and 2024.

Composition of income tax benefits for the periods presented are as follow:

	December 31, 2024	December 31, 2023	December 31, 2022
	US$’000	US$’000	US$’000

Current income tax expenses (benefits)	-	-	-
Deferred income tax expenses (benefits)	-	-	-
Income tax expenses	-	-	-

Reconciliations of the income tax expenses (benefits) computed by applying the PRC statutory income tax rate of 25% to the Company’s income tax expenses of the period presented are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
	US$’000	US$’000	US$’000

Loss before income tax expenses	(69,005)	(98,501)	(111,518)
Income tax benefits computed at the PRC statutory income tax rate of 25%	(17,251)	(24,625)	(27,880)
Use of NOL	-	-	-
Exempted revenue on tax	-	-	(6)
Effect of additional deduction for qualified R&D expenses	(563)	(2,040)	(2,222)
Effect of changes in asset value	640	1,711	1,068
Non-deductible expenses	73	154	5,657
Changes in valuation allowance and others	17,101	24,800	23,383
Income tax expenses	-	-	-

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

The Company’s deferred tax assets (liabilities) consisted of the following components:

	December 31, 2024	December 31, 2023	December 31, 2022
	US$’000	US$’000	US$’000

Deferred tax assets
Net operating loss carryforwards	187,327	140,835	154,881
Accrued warranty	61	51	80
Accrued expenses	13,235	11,095	11,559
Investment loss	764	695	575
Inventory impairment	2,314	3,029	4,139
Fixed assets impairment provision	844	973	1,868
Bad debts	58	80	-
Accrued payroll	9,358	13,088	15,228
Subtotal	213,961	169,846	188,330

Fair value change of fixed assets	(9,508)	(10,321)	(12,272)
Fair value change of intangible assets	(3,560)	(3,763)	(3,979)
Total deferred tax liabilities	(13,068)	(14,084)	(16,251)

Net deferred tax assets	200,893	155,762	172,079
Less: valuation allowance	(200,893)	(155,762)	(172,079)
Deferred tax assets, net of valuation allowance	-	-	-

A valuation allowance is provided against deferred tax assets when the Company determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future.

The Company has tax losses arising in Mainland China of US$749.31 million that will expire in one to ten years that are available for deduction against future taxable profits.

22. RELATED PARTIES

The principal related parties of which the Company as of December 31, 2024 are as follows:

(a) Relationship:

Name of Entity or Individual	Relationship with the Company

Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	Significantly influenced by the Company
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd.	Significantly influenced by the Company
Zhang Jiannong	Shareholder
Wang Qingjun	Shareholder
Euroamer Kaiwan Technology Company Limited	Shareholder
Chijet Holdings Limited	Shareholder
Mu Hongwei	Principal Owner/Director
John Chiang	Shareholder
Simon Pang	Shareholder
Wen Li	Shareholder
Ying Liu	Shareholder/Independent Director
Wang Wenbo	Independent Director
Li Huimin	Independent Director
China FAW Co., Ltd.	Non-controlling interest shareholder
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	Non-controlling interest shareholder
Yantai Guofeng Investment Holding Group Co., Ltd.	Affiliate of non-controlling interest shareholder
Nanjing Shengnuo Biotechnology Industry Company Ltd.	Affiliate of non-controlling interest shareholder
Qiming Information Technology Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Bestune Car Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW-Volkswagen Automobile Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Mould Manufacturing Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Logistics (Changchun Lushun) Storage and Transportation Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Logistics Co., Ltd.	Affiliate of non-controlling interest shareholder
Changchun FAW International Logistics Co., Ltd.	Affiliate of non-controlling interest shareholder
China FAW Technology Center	Affiliate of non-controlling interest shareholder
China FAW Group Co., Ltd.	Affiliate of non-controlling interest shareholder
China FAW Group Import & Export Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Finance Co., Ltd.	Affiliate of non-controlling interest shareholder
Changchun Wisdom Bus Branch of FAW Jiefang Automobile Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Equity Investment (Tianjin) Co., Ltd.	Affiliate of non-controlling interest shareholder
Yantai Public Transportation Co., Ltd.	Significantly influence the Company
Shandong Zhanpuce Management Consulting	Significantly influenced by non-controlling interest shareholder
Shandong Jiankangdadi Enterprise Management Consulting Co., Ltd.	Significantly influenced by non-controlling interest shareholder
Jinan Haiyun Investment Consulting Co., Ltd.	Significantly influenced by non-controlling interest shareholder
Machinery Industry Ninth Design and Research Institute Co., Ltd.	Significantly influenced by non-controlling interest shareholder
FAW Bus (Dalian) Co., Ltd.	Significantly influenced by non-controlling interest shareholder

(b) The following tables indicate the transactions that have been entered into with related parties:

SCHEDULE OF TRANSACTIONS WITH RELATED PARTIES

i)	Balance Sheets

	As of December 31, 2024
	US$’000
	Accounts and notes receivable from related parties	Other current assets from related parties	Amounts due from related parties	Accounts and notes payable to related parties	Contract liabilities to related parties	Accruals and other current liabilities to related parties	Loans attributable to related parties

Shareholders
Euroamer Kaiwan Technology Company Limited	-	-	-	-	-	1,130	-
Chijet Holdings Limited	-	-	-	-	-	570	-
Ying Liu	-	-	-	-	-	13	-

Significantly influenced by the Company
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	-	33	-	-	-	-	-
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd.	1	266	-	272	89	-	-

Independent Directors
Wang Wenbo	-	-	-	-	-	63	-
Huimin Li	-	-	-	-	-	13	-

Non-controlling interest shareholder
China FAW Co., Ltd.	2	-	38,661	141	-	-	-
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	-	-	-	-	-	1,529	3,799

Affiliate of non-controlling interest shareholder
Qiming Information Technology Co., Ltd.	-	-	-	79	-	133	-
FAW Bestune Car Co., Ltd.	84	-	-	75	-	-	-
FAW-Volkswagen Automobile Co., Ltd.	5	-	-	-	-	-	-
FAW Mould Manufacturing Co., Ltd.	-	-	-	38,904	-	-	-
FAW Logistics (Changchun Lushun) Storage and Transportation Co., Ltd.	-	-	-	2,638	-	89	-
FAW Logistics Co., Ltd.	-	-	-	2,703	-	-	-
Changchun FAW International Logistics Co., Ltd.	-	-	-	364	-	614	-
China FAW Group Co., Ltd.	-	-	-	-	-	24,516	-
China FAW Group Import & Export Co., Ltd.	22	-	-	81	58	25	-
FAW Equity Investment (Tianjin) Co., Ltd.	-	-	-	-	-	-	2,345
FAW Finance Co., Ltd.	-	-	-	-	-	28,713	157,751

Significantly influence the Company
Yantai Public Transportation Co., Ltd.	-	-	-	-	-	36,408	101,380

Significantly influenced by non-controlling interest shareholder
Shandong Jiankangdadi Enterprise Management Consulting Co., Ltd.	-	-	-	-	-	119	1,781
Jinan Haiyun Investment Consulting Co., Ltd.	-	-	-	-	-	151	1,369
Machinery Industry Ninth Design and Research Institute Co., Ltd.	-	-	-	124	-	-	-
FAW Bus (Dalian) Co., Ltd.	-	-	-	2	738	-	-

Other	-	465	4	27	76	-	-

Total	114	764	38,665	45,410	961	94,086	268,425

	As of December 31, 2023
	US$’000
	Accounts and notes receivable from related parties	Other current assets from related parties	Amounts due from related parties	Accounts and notes payable to related parties	Contract liabilities to related parties	Accruals and other current liabilities to related parties	Loans attributable to related parties

Significantly influenced by the Company
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	-	421	-	-	-	3	-
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd.	-	1,847	-	-	-	-	-

Independent Directors
John Chiang	-	15	-	-	-	13	-
Simon Pang	-	15	-	-	-	13	-
Wen Li	-	15	-	-	-	13	-
Ying Liu	-	15	-	-	-	13	-

Non-controlling interest shareholder
China FAW Co., Ltd.	3	-	48,699	184	-	-	-
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	-	-	-	-	-	1,142	3,906

Affiliate of non-controlling interest shareholder
Yantai Guofeng Investment Holding Group Co., Ltd.	-	-	-	-	-	30,542	104,227
Nanjing Shengnuo Biotechnology Industry Company Ltd.	-	-	-	-	-	69	1,127
Qiming Information Technology Co., Ltd.	-	-	-	81	-	111	-
FAW Bestune Car Co., Ltd.	164	-	-	75	-	-	-
FAW-Volkswagen Automobile Co., Ltd.	16	-	-	-	-	-	-
FAW Mould Manufacturing Co., Ltd.	-	-	-	39,996	-	-	-
FAW Logistics (Changchun Lushun) Storage and Transportation Co., Ltd.	-	-	-	2,712	-	91	-
FAW Logistics Co., Ltd.	-	-	-	2,779	-	-	-
Changchun FAW International Logistics Co., Ltd.	-	-	-	374	-	631	-
China FAW Group Co., Ltd.	-	-	-	-	-	25,204	-
China FAW Group Import & Export Co., Ltd.	25	-	-	83	119	26	-
FAW Finance Co., Ltd.	-	-	-	-	-	20,565	162,181
Changchun Wisdom Bus Branch of FAW Jiefang Automobile Co., Ltd.	-	-	-	-	1,527	-	-

Significantly influenced by non-controlling interest shareholder
Shandong Jiankangdadi Enterprise Management Consulting Co., Ltd.	-	-	-	-	-	21	563
Jinan Haiyun Investment Consulting Co., Ltd.	-	-	-	-	-	34	1,408
Machinery Industry Ninth Design and Research Institute Co., Ltd.	-	-	-	878	-	-	-
FAW Bus (Dalian) Co., Ltd.	-	-	-	-	758	-	-

Other	-	458	49	30	79	4	-

Total	208	2,786	48,748	47,192	2,483	78,495	273,412

ii)	Operations

	For the year ended December 31,2024			For the year ended December 31,2023			For the year ended December 31,2022
	US$’000			US$’000			US$’000
	Sales of goods	Purchase of goods	Interest Expense	Sales of goods	Purchase of goods	Interest Expense	Sales of goods	Purchase of goods	Interest Expense

Significantly influenced by the Company
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	-	-	-	-	177	-	-	941	-
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd.	345	17,729	-	676	2,598	-	316	2,803	-

Shareholder
Wang Qingjun	-	-	-	-	-	15	-	-	-
Euroamer Kaiwan Technology Company Limited	-	-	-	-	-	22	-	-	-

Non-controlling interest shareholder
China FAW Co., Ltd.	58	5	-	518	-	-	100	108	-
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	-	-	189	-	-	203	-	-	245

Affiliate of non-controlling interest shareholder
Yantai Guofeng Investment Holding Group Co., Ltd.	-	-	-	-	-	6,894	-	-	7,239
Nanjing Shengnuo Biotechnology Industry Company Ltd.	-	-	46	-	-	70	-	-	-
Qiming Information Technology Co., Ltd.	-	127	-	-	213	-	-	248	-
FAW Bestune Car Co., Ltd.	-	-	-	145	1	-	1,790	391	-
FAW-Volkswagen Automobile Co., Ltd.	68	-	-	108	-	-	224	-	-
Faw Logistics Co. Ltd.	-	-	-	-	-	-	-	-	-
China FAW Technology Center	-	-	-	243	-	-	756	-	-
China FAW Group Co., Ltd.	-	-	-	-	-	-	-	429	-
China FAW Group Import & Export Co., Ltd.	63	9	-	380	-	-	1,824	157	-
FAW Finance Co., Ltd.	-	-	8,835	-	-	7,510	-	-	7,240
Changchun Wisdom Bus Branch of FAW Jiefang Automobile Co., Ltd.	0	-	-	333	-	-	1,898	-	-

Significantly influence the Company
Yantai Public Transportation Co., Ltd.	-	-	6,796	-	-	-	-	-	-

Significantly influenced by non-controlling interest shareholder
Shandong Zhanpuce Management Consulting	-	-	-	-	-	12	-	-	-
Shandong Jiankangdadi Enterprise Management Consulting Co., Ltd.	-	-	101	-	-	21	-	-	-
Jinan Haiyun Investment Consulting Co., Ltd.	-	-	120	-	-	34	-	-	-
Machinery Industry Ninth Design and Research Institute Co., Ltd.	-	(150)	-	-	-	-	-	-	-

Other	-	90	-	-	19	-	-	1,052	-

Total	534	17,810	16,087	2,403	3,008	14,781	6,908	6,129	14,724

(c) The following table consists of the financing that the Company has entered into with related parties:

	December 31, 2024	December 31, 2023
	US$’000	US$’000

Affiliate of non-controlling interest shareholder
Yantai Guofeng Investment Holding Group Co., Ltd.(i)	-	104,227
Nanjing Shengnuo Biotechnology Industry Company Ltd. (ii)	-	1,127
FAW Finance Co., Ltd. (iii)	157,751	162,181
FAW Equity Investment (Tianjin) Co., Ltd. (iv)	2,345	-

Significantly influence the Company
Yantai Public Transportation Co., Ltd. (i)	101,380	-

Non-controlling interest shareholder
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd. (v)	3,799	3,906

Significantly influenced by non-controlling interest shareholder
Shandong Jiankangdadi Enterprise Management Consulting Co., Ltd.(vi)	1,781	563
Jinan Haiyun Investment Consulting Co., Ltd. (vii)	1,369	1,408

Total	268,425	273,412

(i)

In December 2019, Shandong Baoya entered into loans with Yantai Guofeng Investment Holding Group Co., Ltd. (“Yantai Guofeng”). The loans bear an interest rate of 6.5%. Pursuant to the loan agreements, if Shandong Baoya meets certain development conditions, part of the loans could be transferred to a government subsidy, and the relevant interest would be waived. None of the conditions were met. For the years ended December 31, 2024 and 2023, the principal amount converted to government subsidies were nil. As of December 31, 2024, Shandong Baoya was notified that Yantai Guofeng has transferred its creditor’s rights in Shandong Baoya to Yantai Public Transportation Co., Ltd. (“Yantai Trans”). On February 10, 2025, Yantai Trans filed an application for property preservation with the Yantai Intermediate Court, which resulted in the freezing of Shandong Baoya’s land use right. The net value of the frozen land use right was US$25.64 million as of December 31, 2024.

(ii)	In May 2023, Shandong Baoya entered loans with Nanjing Shengnuo Biotechnology Industry Company Ltd. The loans bear an interest rate of 10%. The loans were to mature in three months, but the due dates were further extended twice in July 2023 and January 2024. On May 16 and June 4, 2024, Shandong Baoya repaid the principal of US$342,499 and US$753,497, respectively. As of December 31, 2024, there was no outstanding principal due.

(iii)

During May 2020, FAW Jilin entered into mortgage loans with FAW Finance Co., Ltd. The loans bear interest of 3.915% and mature gradually from 2022 to 2025. Pursuant to the agreements, FAW Jilin will make four installment payments of US$39.44 million (each for the remaining principal balance). On November 1, 2022, 2023 and 2024, FAW Jilin defaulted on this mortgage loan. As a result, pursuant to the agreement, there will be penalties for unpaid interest, and the annual interest rate for the default principal increased to 5.0895% from 3.915%. The following table illustrates the carrying amount of the loan and the property, plant and equipment and land use right, pledged by the Company to secure the borrowings as of December 31, 2024 and 2023.

	December 31, 2024	December 31, 2023
	US$’000	US$’000

Collateralized by the FAW Jilin factory and land use right with the carrying value of US$58.94 million and US$64.94 million, as of December 31, 2024 and 2023, respectively.	47,950	49,297
Collateralized by the machinery and equipment, molds and tooling, other logistic equipment of FAW Jilin with carrying value of US$19.29 million and US$ 25.70 million as of December 31, 2024 and 2023, respectively.	95,197	97,870
Credit loan, no collateralized items.	14,604	15,014
Total	157,751	162,181

Maturity date	The loans mature gradually from November 1, 2022 to November 1, 2025.

Interest Rate and default rate	The loans bear an annual interest rate of 3.915% and the interest rate for the default principal is 5.0895%

Interest expense	The interest expenses were US$8.83 million, US$7.51 million and US$7.24 million for the years ended December 31, 2024, 2023 and 2022, respectively.

(iv)	On December 19, 2024, FAW Jilin entered a mortgage loan of US$ 2.34 million with FAW Equity Investment (Tianjin) Co., Ltd. The loan bears interest of 3.10% and will mature in one year. As of December 31, 2024, there were US$ 2.34 million of outstanding principal and the carrying amount of land use right pledged by FAW Jilin was US$29.30 million.

(v)	In 2016, Dezhou Yarui entered into a related party mortgage loan with Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd. (“Dezhou Jingtai”). The loan was originally due on October 31, 2026. In March 2022, pursuant to the loan agreement, Dezhou Jingtai filed a request in court that the Company repay the loan in advance. In April 2022, the Company reached a settlement agreement with Dezhou Jingtai. Pursuant to the settlement agreement, the outstanding balance of US$4.62 million will bear an annual interest rate of 4.9% and will be repaid in four installments, with each payment amount of US$1.16 million on and before August 1, 2024. As of March 24, 2023, the Company partially paid the first installment, which was due on February 1, 2023. In August 2023, Dezhou Yarui entered into an agreement with Dezhou Jingtai to settle the remaining amount due. The following table illustrates the carrying amount of the loan and the machine and equipment pledged by the Company to secure the borrowings as of December 31, 2024 and 2023.

	December 31, 2024	December 31, 2023
	US$’000	US$’000

Collateralized by buildings, machinery and equipment, land use right of Dezhou Yarui. The carrying amounts of machinery and equipment pledged to secure the borrowings as of December 31, 2024 and 2023 were US$689,814 and US$585,773, respectively. The carrying amount of buildings and land use rights pledged to secure the borrowings as of December 31, 2024 and 2023 were US$1.22 million and US$1.78 million, respectively.	3,799	3,906

Maturity date	The outstanding balance was due on August 1, 2024.

Interest Rate	The loans bear an annual interest rate of 4.9%

Interest expense (One loan thus no weighted average rate)	The interest expenses were US$189,347, US$203,081 and US$245,342 for the years ended December 31, 2024, 2023 and 2022 respectively.

Others	For the year ended December 31, 2024, the Company has paid nil.

(vi) In August and October 2023, Shandong Baoya entered into two loans totaling US$547,998 with Shandong Jiankangdadi Enterprise Management Consulting Co., Ltd.(“Jiankangdadi”). The loans bear interest of 10% and the due dates were on December 31, 2023 and April 23, 2024. As of May 15, 2025, the US$410,998 loan had its maturity extended to June 30, 2025 and the interest rate was decreased to 6.5%. The due date of the US$136,999 loan was extended to October 23, 2025, and the interest rate was decreased to 6.5%.

Additionally, on January 16, 2024, January 19, 2024, and March 25, 2024, Shandong Baoya entered three loans with Jiankangdadi. The loans bear interest of 6.5%. The total of the three loans was US$1.23 million, where the due dates are January 15, 2025, January 28, 2025 and March 24, 2025, respectively. As of May 15, 2025, the due dates were further extended to July 15, 2025, July 28, 2025 and September 24, 2025 with the interest rate of 6.5%.

On November 25, 2024, Jiankangdadi filed an application with the Lixia People’s Court of Jinan City to freeze Shandong Baoya’s 4.5% equity interest in Xiangyang Yazhi equivalent to the outstanding principal of US$616,497 to secure the borrowings. The freeze order is effective from November 29, 2024 to November 28, 2027.

(vii)In August and September 2023, Shandong Baoya entered two loans amounting to US$1.37 million with Jinan Haiyun Investment Consulting Co., Ltd. The loans bear interest of 10%. The due dates were February 22, 2024 and March 24, 2024, respectively. As of May 15, 2025, the due dates were extended to August 22, 2025 and September 24, 2025, respectively. The interest rate was decreased to 6%.

On December 3, 2024, Jinan Haiyun filed an application with the Lixia People’s Court of Jinan City to freeze Shandong Baoya’s 2% equity interest in FAW Jilin equivalent to the outstanding principal of US$1.51 million to secure the borrowings. The freeze order is effective from December 4, 2024 to December 3, 2027.

(d) Compensation to independent directors

The following table consists of the number of shares and the total amount of compensation to independent directors:

	December 31, 2024		December 31, 2023
	Issued shares	Cash	Issued shares	Cash
		US$’000		US$’000

John Chiang	-	$12.50	167	$37.50
Simon Pang	-	$12.50	167	$37.50
Wen Li	-	$12.50	167	$37.50
Ying Liu	-	$50.00	167	$37.50
Wenbo Wang	-	$31.25	-	$-
Huimin Li	-	$37.50	-	$-
Total	-	$156.25	668	$150

The Company appointed four independent directors in 2023 and offered each of the directors compensation amounting to US$100,000 for one year. US$50,000 of the compensation was payable in cash and US$50,000 was payable by the issuance of the Company’s ordinary shares. On March 31, 2023, the offer letter (“2023 Contract”) took effect. The compensation is payable in arrears on a semi-annual basis, with the payment of US$25,000 in cash and ordinary shares of the Company valued at US$25,000. On June 1, 2023, the Company issued to each independent director 167 ordinary shares of Chijet under the offer letter, with each share valued at US$300. The contract ended as of March 31, 2024 and the total US$200,000 of compensation costs were fully paid.

Three independent directors resigned following the expiration of 2023 Contract, and the remaining director renewed her contract on April 8, 2024. The Company subsequently appointed two additional independent directors on April 8, 2024, and May 14, 2024, respectively. The new contract (“2024 Contract”) maintains the 2023 Contract terms. As of December 31, 2024, the Company has not yet issued shares but paid US$50,000 of compensation costs under the 2024 Contract.

On January 13, 2005, Ying Liu and Huimin Li resigned as independent directors of the Company. The Company subsequently appointed three independent directors, Wanli Wang, Na Wang, Jing Zhang, on January 27, 2025.

23. ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

On December 25, 2024, the Company announced it would sell its subsidiary, Bijie Yabei New Energy Automobile Co., Ltd. (“Bijie Yabei”). Subsequently, on January 8, 2025, the Company entered into an equity transfer agreement with a third party, stipulating a nominal consideration of RMB 1 for the transfer of Bijie Yabei, which had negative net assets, with a US$86,338 loss on the disposal of a group of assets held for sale recognized. The completion of the transaction shortly after the prior-period reporting date indicated that the held-for-sale criteria were met as of the reporting date. As of December 31, 2024, the disposal group consisted of US$465,773 of other receivables, US$552,111 of other payables and intangible assets with nil net book value. Consequently, the disposal group was classified as current assets held for sale and current liabilities held for sale, respectively, on the face of Balance Sheet.

However, from the qualitative and quantitative perspective, the disposal group did not represent a strategic shift on the Company’s operations and financial results. Consequently, the Company determined that the disposal group did not meet the criteria for classification as discontinued operations and maintained its income statement presentation on a continuing operations basis.

24. COMMITMENTS AND CONTINGENCIES

Commitments

(a)	Capital commitments

As of December 31, 2024, the Company had several capital commitments with a total contract amount of US$43.32 million, of which US$82,200 is due within one year. The capital commitment includes but is not limited to construction, equipment, and molds and tooling.

(b)	Parts purchase commitment

During the year ended December 31, 2024, the Company entered into various trial production and development agreements for a total of US$480,638.

As of December 31, 2024, the Company had various agreements with various suppliers for production and development. The balance of the contractual commitments was approximately US$2.27 million and US$6.03 million as of December 31, 2024 and 2023, respectively. The Company expects to meet the commitment. However, the fulfillment of commitment cannot be guaranteed. If the Company cannot fulfill the commitment before the due date, a loss must be recognized. However, the loss amount, if any, cannot be reasonably estimated as of December 31, 2024.

Contingencies

Legal proceedings

As of December 31, 2024, the Company is subject to legal proceedings and regulatory actions in the ordinary course of business, such as disputes with suppliers, employees, etc. The proceedings are in the early stages. Accordingly, there is considerable uncertainty regarding the timing or ultimate resolution of such matters. Especially, for the contracts with suppliers of molds, as the condition of payment in the contracts has not been reached. Therefore, the Company does not anticipate that the final outcome arising out of any of such matters will have a material adverse effect on the consolidated balance sheets, comprehensive loss, or cash flows on an individual basis or in the aggregate.

On October 11, 2024, the Company was served with four separate complaints in litigations filed by four plaintiffs alleging violations of a Non-Redemption Agreement and a Contingent Value Rights Agreement that were entered into in connection with the Company’s SPAC transaction that was discussed in Note 2(dd). The four complaints demand compensation for damages and the request the transfer of ordinary shares of the Company as stipulated in their contracts. The legal proceedings are still at the preliminary stages. Accordingly, the Company was unable to predict the outcome of these cases or reasonably estimate a range of the possible loss, given the current status of the proceedings.

25. SEGMENT INFORMATION

The Company is principally engaged in designing, developing, manufacturing, and marketing automobiles, including fuel vehicles, hybrid vehicles and electric vehicles. The Company manages the business activities on a consolidated basis and operates in one reportable segment. The determination of a single reportable segment is consistent with the consolidated financial information regularly provided to the Group’s chief operating decision maker (CODM), which is its Chief Executive Officer.

The accounting policies of the segment are the same as those described in the summary of significant accounting policies in Note 2. The CODM assesses performance for the segment and decides how to allocate resources based on consolidated net income (loss) that also is reported on the Company’s consolidated statements of loss.

The Company identifies the significant expenses within consolidated net income (loss) including cost of revenues, selling, general and administrative expenses, which are each separately presented on the Company’s consolidated statements of loss. Other segment items within consolidated net income (loss) include research and development expenses, impairment charges, other income and expenses.

The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. The Company’s long-lived assets consist primarily of property, plant and equipment, net. As the Company’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

26. SUBSEQUENT EVENT

Management performed an evaluation of the Company’s activity through the date the financial statements were issued May 15, 2025, noting the following subsequent events:

(a) Private placement

On January 5, 2025, the Company entered into a securities purchase agreement with certain investors (“Investors”), severally but not jointly, for a private placement offering (“Private Placement”) of 1,678,572 ordinary shares, par value $0.003 per share, of the Company at $1.68 per share and warrants to purchase Ordinary Shares to purchase up to 5,035,716 ordinary shares. The warrants have an exercise price of $1.00 per share and are exercisable on or after January 7, 2025 for three years. On January 7, 2025, 1,678,572 ordinary shares were issued and the Private Placement closed. The gross proceeds to the Company from the Private Placement, before deducting estimated offering expenses payable by the Company, amounted to approximately $2.82 million, were fully received in December 2024. On February 18, 2025, the Investors exercised all the warrants on a cashless basis at the average closing price of US$1.72 resulting in the issuance of 2,107,973 ordinary shares.

(b) Reclassification of ordinary shares and share exchange

On January 10, 2025, the shareholders of the Company approved at the 2025 Extraordinary General Meeting, the redesignation of authorized share capital from one class of ordinary shares to two classes of ordinary shares (the “Reclassification”). Upon the Reclassification, the authorized 10,000,000,000 shares of the Company consist of 9,982,000,000 class A ordinary shares (“Class A Ordinary Shares”), par value of US$0.003 each and 18,000,000 class B ordinary shares (“Class B Ordinary Shares”), par value of US$0.003 each.

Each Class A Ordinary Share entitles the holder thereof to one vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share entitles the holder thereof to 20 votes on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Save and except for voting rights and conversion rights, the Class A Ordinary Shares and the Class B Ordinary Shares rank par passu with one another and have the same rights, preferences, privileges and restrictions.

On March 24, 2025, the Company issued an aggregate of 1,600,000 Class B Ordinary Shares to two of its existing shareholders, Chijet Holdings Limited and Euroamer Kaiwan Technology Company Limited, pursuant to a Share Exchange Agreement dated as of March 16, 2025 among the Company and two shareholders. In exchange for the Class B Ordinary Shares, the two shareholders returned an aggregate of 1,624,910 Class A Ordinary Shares of the Company to the Company, which were subsequently canceled, retired and reverted to authorized but unissued Class A Ordinary Shares.

(c) Acquisition

On February 21, 2025, the Company entered into a stock purchase agreement (“Agreement”) with Too Express Group Inc. (“Too Express”), a Delaware corporation engaged in the delivery and transportation business and each of the holders of Too Express’s outstanding capital shares (collectively, the “Sellers”) to acquire an aggregate of 80% of the equity interests in Too Express. The purchase price was paid in the form of 23,255,814 Class A Ordinary Shares of the Company, the value of which the parties agreed to be US$40,000,000, or US$1.72 per share, reflecting the 20-day average closing price of the Company’s Class A Ordinary Shares prior to the date of the Agreement. The transaction closed on March 14, 2025.

27. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The Company did not pay any dividends for the periods presented. As of December 31, 2024 and 2023, there were no material contingencies, significant provisions for long term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

As of December 31, 2024 and 2023, the parent company’s share of losses in an investee exceeds the carrying amount of an investment accounted for by the equity method. As a result, the parent company discontinued applying the equity method in accordance with ASC 323-10-35-20.

On June 1, 2023, the Company consummated the Business Combination and Chijet Motor became the parent company of Chijet (Note 1(d)). The condensed financial information for the year ended December 31, 2024 and 2023 was prepared with Chijet Motor as the parent company. For the year ended December 31, 2022, the condensed financial information was prepared with Chijet Inc., as the parent company.

PARENT COMPANY CONDENSED BALANCE SHEETS

(Amounts in thousands of US$, except for number of shares and per share data)

	December 31, 2024	December 31, 2023

ASSETS
Current assets
Cash and cash equivalents	$1,680	$48
Other current assets	3,179	8,765
Other current assets from related parties	-	60
Other non-current assets	301	-
Total current assets	5,160	8,873

Total assets	$5,160	$8,873

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accruals and other current liabilities to related parties	$163	$50
Accruals and other current liabilities	4,084	5,274
Total current liabilities	4,247	5,324

Total liabilities	4,247	5,324

Shareholders’ Equity
Ordinary share	16	-
Additional paid-in capital	30,024	30,041
Accumulated deficit	(29,127)	(26,492)

Total shareholders’ equity	913	3,549

Total liabilities and shareholders’ equity	$5,160	$8,873

PARENT COMPANY CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands of US$, except for number of shares and per share data)

	For the year ended	For the year ended	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022

Revenues	$-	$-	$-
Cost of revenues	-	-	-
Gross loss	-	-	-

Operating expenses:

Selling, general and administrative	2,630	3,592	577
Total operating expenses	2,630	3,592	577

Loss from operations	(2,630)	(3,592)	(577)

Other income	-	-	600
Interest income	-	-	-
Interest expense	(5)	-	-
Total other income, net	(5)	-	600

(Loss) income from operations before income taxes	(2,635)	(3,592)	23

Provision for income tax benefits (expenses)	-	-	-

Net (loss) income	(2,635)	(3,592)	23

Other comprehensive income (loss)	-	-	-

Comprehensive (loss) income	$(2,635)	$(3,592)	$23

PARENT COMPANY CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands of US$, except for number of shares and per share data)

	For the year ended	For the year ended	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022

Cash flows from operating activities
Net (loss) income	$(2,635)	$(3,592)	$23
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Share-based compensation expenses	92	3,171	-
Changes in operating assets and liabilities:
Amounts due from related party	(869)	(90)	-
Amounts due to related party	2,577	-	-
Other current assets from related parties	60	(60)	-
Accrual and other current liabilities	(136)	136	-
Accruals and other current liabilities to related parties	38	50	-
Other liabilities	(315)	83	-
Net cash (used in) provided by operating activities	(1,188)	(302)	23

Cash flows from investing activities:
Issuance of Promissory Notes receivable	-	-	(1,380)
Net cash used in investing activities	-	-	(1,380)

Cash flows from financing activities:
Proceeds from private placement	1,120	-	-
Proceeds from private placement-related parties	1,700	-	-
Proceeds from promissory notes Payable	-	-	1,380
Proceeds from exercise of warrants	-	600	-
Payments for reverse recapitalization and ordinary shares issuance costs	-	(250)	-
Net cash provided by financing activities	2,820	350	1,380

Net change in cash, cash equivalents, and restricted cash	1,632	48	23

Cash, cash equivalents, and restricted cash, beginning of period	48	-	-

Cash, cash equivalents, and restricted cash, end of period	$1,680	$48	$23

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid for interest	$-	$-	$-
Cash paid for taxes	$-	$-	$-

