Form 20-F
period 2025-12-31
Digital Currency X Technology Inc.
filed 2026-04-30
CIK 1957413

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from _________ to _____________.

Commission file number: 001-41712

Digital Currency X Technology Inc.

(Exact name of Registrant as Specified in its Charter)

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Room 1101, 11/F., Capital Centre, 151 Gloucester Road,

Wanchai, Hong Kong

(Address of Principal Executive Offices)

Melissa Chen

Tel: +86-0535-2766221

Room 1101, 11/F., Capital Centre, 151 Gloucester Road,

Wanchai, Hong Kong

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
class A ordinary shares, par value US$3.6 per share	DCX	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 19,560,823 class A ordinary shares issued and 19,560,821 class A ordinary shares outstanding par value US$3.6 per share as of December 31, 2025.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Digital Currency X Technology Inc.

ANNUAL REPORT ON FORM 20-F

i

INTRODUCTION

Digital Currency X Technology Inc. (“Digital Currency X”) is a Cayman Islands exempted company structured as a holding company. We completed a reorganization (the “Reorganization”) in June 2023 and became a public company upon our merger with Jupiter Wellness Acquisition Corp. (“JWAC”), a Delaware corporation. We are a technology company focused on digital asset management, currently undergoing a strategic transition following the divestment of our legacy electric vehicle business. Our new core business is centered on two key initiatives: the DexTrader platform, an on-chain data and information service platform, and our digital asset treasury management, which includes staking activities to generate yield.

As part of this strategic transition, on March 18, 2026, the Company entered into an agreement to sell its entire electric vehicle manufacturing business, operated through its subsidiary Chijet Inc. and its related entities. This divestment was a strategic decision to eliminate a loss-making operation and enable the Company to focus its resources on new technology-driven business lines. Upon the closing of this transaction, the Company will no longer conduct operations in the new energy vehicle industry, and the historical financial results of the disposed business will be classified as discontinued operations.

Our new platform, DexTrader, was launched in 2026 to provide global cryptocurrency traders with real-time, comprehensive data insights and analytical tools for decentralized exchanges (DEXs). DexTrader is positioned solely as a data and information service, similar to a financial news and data terminal, and does not facilitate or participate in any asset transactions. As of the date of this annual report, DexTrader remains in its early operational phase, focused on user acquisition and product optimization, and has not yet generated any revenues.

ii

FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	changes in applicable laws or regulations;

●	the successful development, user adoption, and future monetization of our DexTrader platform;

●	the timing of revenue and expenditures;

●	the ability of ours to access sufficient capital to run its business;

●	assumptions regarding, and changes in, energy, material and labor prices;

●	the possibility that we might be adversely affected by other economic, business or competitive factors;

●	the future financial and business performance of us and our subsidiaries;

●	the performance and reliability of our DexTrader platform and its underlying technology;

●	the potential market size for on-chain data services and the assumptions and estimates related thereto;

●	changes in the market for our products and services, including the volatility and public perception of the digital currency markets;

●	the outcome of any legal proceedings that might be instituted against us;

●	expansion and other plans and opportunities in the technology and digital asset sectors;

●	other statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek” or “target,” or similar expressions; and

●	other factors in the “Item 3. Key Information - D. Risk Factors” section in this annual report.

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

This annual report also contains certain data and information that we obtained from various private publications and industry sources related to the digital asset and blockchain industry. Statistical data in these publications also include projections based on a number of assumptions.

In addition, the new and rapidly changing nature of the digital asset and blockchain technology industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

iii

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Digital Currency X is not an operating company, but a Cayman Islands holding company. Following the divestiture of our legacy automotive business in March 2026, our operations are now focused on digital asset treasury management and DexTrader platform operation. Consequently, our core operations are no longer conducted in mainland China. As used in this annual report, “we,” “us,” “our company,” “the Company” or “our” refers to Digital Currency X Technology Inc. and its subsidiaries.

As a result of the divestment, the significant legal and operational risks and uncertainties associated with having a business based in mainland China, which were relevant to our former automotive operations, are no longer applicable to our current and future core business. In connection with our former operations, we faced various legal and operational risks and uncertainties associated with being based in or having operations primarily in mainland China and the complex and evolving PRC laws and regulations. For example, we faced risks associated with the fact that the PRC government had significant authority in regulating our former operations and could influence or intervene in those operations at any time, regulatory approvals on offerings conducted overseas by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions, and oversight on data security. These risks could have resulted in a material adverse change in our historical operations and the value of our Class A Ordinary Shares (as defined herein), and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become of little or no value. For a detailed description of risks related to our former business in mainland China, see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Former Operations in mainland China.”

While our current business is not subject to these PRC-specific risks, investors should be aware of the historical context of our former operations. The PRC government’s significant authority in regulating our former operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers, was a significant risk factor that could have limited or completely hindered our ability to offer or continue to offer securities to investors during that period. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become of little or no value. For more details, see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Former Operations in mainland China-The PRC government’s significant oversight and discretion over our former business operation could result in a material adverse change in our operations and the value of our Class A Ordinary Shares.”

Similarly, risks and uncertainties that arose from the legal system in mainland China, including risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, which may also exist in other jurisdictions, could have resulted in a material adverse change in our former operations and the value of our shares. For more details, see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Former Operations in mainland China-There may be changes from time to time in the interpretation and application of the laws of mainland China, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our Class A Ordinary Shares.”

Recent Development

Nasdaq continued listing compliance

On January 23, 2026, we received a written notification (the “January Notice”) from the Listing Qualifications (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”), that it has regained compliance with the market value of listed securities requirement under Nasdaq Listing Rule 5550(b)(2) (the “Rule”). The Company was previously notified on December 12, 2025 by the Staff that it had failed to maintain a minimum market value of listed securities of $35,000,000 over the previous 30 consecutive business days as required by the Rule. The January Notice stated that the Staff has determined that for the last 20 consecutive business days, from December 23, 2025 to January 22, 2026, the Company’s market value of listed securities has been $35,000,000 or greater. Accordingly, the Company has regained compliance with the Rule and this matter is now closed.

Disposal of Automotive Business

On March 18, 2026, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with Drivepoint Holdings Ltd., a limited liability company incorporated in the Cayman Islands. Pursuant to the Share Purchase Agreement, the Company conditionally agreed to sell, and the purchaser conditionally agreed to acquire, Chijet Inc., through the sale and purchase of the entire issued share capital of Chijet Inc. at a consideration of US$1.00 in cash, subject to the terms and conditions of the Share Purchase Agreement (the “Disposal”). The Disposal is part of the Company’s strategic transition away from its legacy electric vehicle manufacturing business, which has experienced intense industry competition, supply chain challenges, and cumulative losses exceeding US$100 million. Following a comprehensive strategic review, the Company’s board of directors determined that divesting Chijet Inc. would allow the Company to eliminate a loss-making operation, improve its financial position, and focus resources on its new core business in technology and digital asset management. The Company believes that the Disposal will enhance its ability to achieve sustainable profitability, support the growth of new technology-driven business lines, and facilitate ongoing compliance with Nasdaq listing requirements. The Disposal has been approved by the board of directors of the Company and the closing is subject to certain conditions. Upon Closing, the Company will cease to hold any interest in Chijet Inc. Accordingly, Chijet Inc., together with its subsidiaries, will cease to be subsidiaries of the Company and will no longer be consolidated into the financial statements of Company from the date of the Disposal onward. The historical financial results of the disposed business for the periods presented in this annual report will be classified as discontinued operations in our future financial statements, starting with the fiscal year 2026. See “Item 4. Information on the Company – 4A. History and Development of the Company.”

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

Investing in our ordinary shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks as well as all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Item 5. Operating and Financial Review and Prospects” before you decide to make an investment in our ordinary shares. Following the divestiture of our legacy automotive business in March 2026, Digital Currency X is a holding company with its operations now focused on its technology and digital asset business, which are not primarily conducted in mainland China. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our ordinary shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Such risks are not exhaustive. We may face additional risks that are presently unknown to us or that we believe to be immaterial as of the date of this annual report. Known and unknown risks and uncertainties may significantly impact and impair our business operations.

Risk Related to Our Business and Industry

We are undergoing a fundamental transformation of our business model from vehicle manufacturing to a technology and digital asset-focused company, and our management team’s historical experience may not translate to our new operations.

Historically, our primary business was the development and manufacturing of traditional and new energy vehicles under the Chijet brand. Following our pivot to Digital Currency X Technology Inc. in December 2025, our focus has shifted entirely to our new business lines: the DexTrader data and information services platform, and digital asset treasury management, including staking. Our management team consists of industry veterans with decades of experience in automotive engineering, manufacturing, and industrial supply chain management. They possess limited historical experience in blockchain technology, digital asset custody, and cryptocurrency treasury management. If our management team cannot effectively adapt to this highly specialized and volatile industry, or if we fail to attract and retain qualified crypto-native talent, our new business strategy will fail.

Although the divestiture of our legacy automotive subsidiary was completed, we may be subject to post-closing risks.

On March 20, 2026, we completed the sale of our legacy electric vehicle subsidiary, Chijet Inc., for $1. While this transaction was intended to eliminate ongoing financial losses from the automotive business, there can be no assurance that we will not be subject to post-closing liabilities, indemnification claims, or disputes arising from the sale agreement or the historical operations of the divested entity. Any such unforeseen liabilities could negatively impact our financial condition and divert management’s attention from our new digital asset strategy.

Our balance sheet is highly concentrated in digital assets, subjecting us to extreme price volatility and the risk of substantial financial loss.

We held approximately US$401.96 million in digital assets within our treasury as of December 31, 2025. The prices of cryptocurrencies are extremely volatile and are influenced by factors beyond our control, including global macroeconomic conditions, regulatory crackdowns, technological glitches, and shifting market sentiment. A significant decline in the value of our digital asset holdings would immediately and materially impair our financial condition, book value, and our Nasdaq stock price.

Our participation in decentralized finance (DeFi) ecosystems exposes us to novel financial and technological risks, including smart contract vulnerabilities.

As part of our treasury optimization strategy, we deploy capital into DeFi protocols. This includes our strategy of staking digital assets to generate yield. These protocols rely on smart contracts deployed on public blockchains. Smart contracts are susceptible to coding errors, exploits, and “flash loan” attacks. If a DeFi protocol we utilize is hacked or fails to operate as intended, we could lose a significant portion, or all, of the digital assets we have committed to that ecosystem, with little to no legal recourse for recovery.

If our proprietary custody infrastructure experiences a security breach or cyberattack, our digital asset holdings could be permanently lost.

We are developing infrastructure for secure cryptocurrency custody. Digital assets are highly attractive targets for cybercriminals. If our security protocols, including private key management and cold storage mechanisms, are breached, our treasury could be stolen. Because digital asset transactions are generally irreversible, any such loss would likely be permanent and uninsured, leading to a catastrophic loss of capital.

Our business model and technologies have not yet been proven in a commercial environment, and any failure to commercialize our strategic plans would adversely affect our results of operations and business, damage our reputation, and could result in substantial liabilities in excess of our resources.

Investors should be aware of the difficulties normally encountered by an enterprise undergoing a fundamental transformation into a new industry, many of which are beyond our control, including substantial risks and expenses in the course of developing new, unproven digital asset infrastructure, establishing our presence in Web3 markets, reorganizing operations, and undertaking specialized treasury management activities. Our future financial performance depends, in part, on our ability to design, develop, deploy, scale, and secure our new business lines on a timely and cost-effective basis, including our ability to generate consistent returns from our staking activities, rather than our historical focus on manufacturing and assembling vehicles.

We have a history of operating losses and expect to incur significant additional operating losses during this transition.

We are operating with a history of negative operating cash flows stemming from our legacy operations, having incurred net losses of $30.07 million, $69.01 million and $98.50 million during the years ended December 31, 2025, 2024, and 2023 respectively. These historical losses were generated by our now-divested automotive business and are not indicative of the expected financial performance of our new digital asset treasury management operations. We expect that we will continue to incur operating and net losses for the medium term as we capitalize our new digital asset operations. The amount of future losses and when, if ever, we will achieve profitability are uncertain. In addition, even if we achieve profitability under our new operational focus, there can be no assurance that we will be able to maintain profitability in the future. Our potential profitability is now particularly dependent upon the successful commercialization of our DexTrader platform, the broader market adoption of digital currencies, and our ability to generate positive returns from our digital asset staking and treasury management activities, which may not occur at the levels we currently anticipate or at all.

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited consolidated financial statements included in this annual report.

Our audited consolidated financial statements have been prepared assuming that we, Chijet Group, will continue as a going concern, which contemplates the realization of our assets and settlement of our liabilities in the ordinary course of business.

In recent periods, we have experienced recurring operating losses and negative cash flows from operations. Furthermore, we have undergone a significant strategic transformation, including the disposal of our legacy automotive business and a shift to digital asset-related activities, which have a limited operating history. These factors expose us to certain risks and uncertainties.

Pursuant to applicable accounting guidance, our management has assessed our ability to remain a going concern for a period of at least twelve months from the date these financial statements are issued. This assessment involved preparing detailed cash flow forecasts based on our current cost structure and expected operating needs.

Based on this evaluation, our management anticipates that we will have sufficient liquidity to meet our obligations as they come due for at least twelve months from the issuance date. The forecasts indicate that we can sustain operations primarily through our existing cash resources and ongoing cost management, without relying on uncertain inflows such as projected revenues, financing activities, or returns from our digital asset-related operations.

A significant portion of our assets consists of digital assets, which are subject to price volatility and changing market conditions. Additionally, certain of our digital assets have been placed under staking arrangements after year-end, which may restrict their availability for short-term liquidity purposes. Although these factors introduce uncertainty, they have been taken into account in our management’s assessment.Our management has launched various strategic initiatives to support our long-term operations and financial position, including the development of a digital asset trading platform, the expansion of our digital asset-related services, and access to financing arrangements that could provide additional liquidity if necessary. The timing and extent of benefits from these initiatives depend on market conditions and execution risks.In light of the foregoing, our management believes that it is not probable that we will fail to meet our obligations as they fall due within one year from the date these financial statements are issued. Consequently, our consolidated financial statements have been prepared on a going concern basis.

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

Any failure to successfully integrate the business, operations and employees of our newly acquired subsidiary, or to otherwise realize the anticipated benefits of this acquisition, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of differences in the business cultures between our companies. The challenges involved in integrating include:

●	Establishing new client, partner, and other important relationships in the digital asset industry

●	Integrating financial forecasting and controls, procedures and reporting cycles

●	Combining and integrating information technology, or IT, systems

●	Integrating employees and related HR systems and benefits, maintaining employee morale and retaining key employees

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

●	The potential loss of key employees, clients, and other business partners of the companies we acquire following and continuing after announcement of acquisition plans.

Our discontinued automotive operations had liabilities under government loan agreements, and while these liabilities were transferred in the divestiture, we cannot guarantee that we will be free from future claims related to these historical obligations.

Our former automotive business’s ability to obtain funds or incentives from government sources was subject to the availability of funds under applicable government programs and approval of its applications to participate in such programs. The application process for these funds and other incentives was highly competitive. We cannot assure you that the former business would have been successful in obtaining any of these additional grants, loans, and other incentives. If it was not successful in obtaining any of these additional incentives and was unable to find alternative sources of funding to meet its planned capital needs, its business and prospects for certain projects could have been materially adversely affected.

In May 2016, our former subsidiary secured two interest-free loans from non-financial institutions specifically for developing the electric vehicle industry in Xiangyang, PRC. The loans’ utilization was strictly limited to this purpose, with their maturity depending on the development’s progress. However, due to the COVID-19 pandemic and subsequent regulations, the subsidiary was unable to meet the loan conditions or secure government subsidies to repay the loans by July 2022. Consequently, the loans were reclassified as current liabilities for the years 2024 and 2025, and the subsidiary incurred a penalty of US$748,166 (RMB5.23 million), which is 5% of the land use rights cost, due to its default. The lender also reserved rights to demand compensation for losses, repurchase the land, and require repayment of any related government subsidies. As of March 19, 2026, no subsidies had been received. The principal amounts outstanding were approximately US$99.33 million (RMB694.60 million) and US$95.16 million (RMB694.60 million) as of December 31, 2025 and 2024, respectively. The variance primarily resulted from currency exchange rate fluctuations. The court is currently conducting an auction of the mortgaged buildings, land, and machinery.

The former subsidiary was negotiating with the lender to extend the loan terms and was planning to expand production to fulfill the loan conditions. During the period ended December 31, 2025, the subsidiary was unable to meet the conditions to apply for the government subsidies to repay the loans. In June 2023, the subsidiary signed two pledge agreements with the lender. Pursuant to the pledge agreements, it pledged machinery and equipment, molds and tooling with a carrying value of approximately US$4.64 million, buildings with a carrying value of approximately US$14.28 million and land use rights with a carrying value of US$14.05 million to the government to secure the repayment of the principal and related interest on the aforementioned loans. These assets and associated liabilities were part of the divested automotive business.

Additionally, in December 2019, Shandong Baoya, a former subsidiary, entered into loan agreements with Yantai Guofeng Investment Holding Group Co., Ltd. The loans bore an annual interest rate of 6.5%. Pursuant to the loan agreements, if Shandong Baoya met certain development conditions, part of the loan could be waived and converted to a government subsidy, including interest on such portion. For the year ended December 31, 2025, no principal amount was converted to government subsidies. As of December 31, 2025, the outstanding principal was US$105.82 million. As of April 30, 2026, the outstanding principal and interest were US$156.00 million. As of December 31, 2024, Shandong Baoya was notified that Yantai Guofeng had transferred its creditor’s rights in Shandong Baoya to Yantai Public Transportation Co., Ltd (“Yantai Trans”).

On February 10, 2025, Yantai Trans filed an application for property preservation with the Yantai Intermediate Court, which resulted in the freezing of Shandong Baoya’s land use rights. The net value of the land use rights was US$26.18 million as of December 31, 2025.

Our former automotive subsidiaries were in breach of certain loan agreements, and although these liabilities were transferred in the divestiture, we may be exposed to post-closing claims.

Our former subsidiaries obtained loans from certain related parties and other institutions to fund their business operations. FAW Jilin, China FAW Corporation Limited (the minority shareholder of FAW Jilin) and its affiliate, FAW Finance Co., Ltd entered into a series of working capital loan agreements. The amount of these loans was RMB700 million (approximately US$95.90 million) on January 29, 2019, in the amount of RMB350 million (approximately US$47.95 million) on May 20, 2019, in the amount of RMB150 million (approximately US$20.55 million) on August 29, 2019, in the amount of approximately RMB270 million (approximately US$36.95 million) on October 29, 2019, in the amount of approximately RMB188 million (approximately US$25.73 million) on November 27, 2019, in the amount of approximately RMB87.4 million (approximately US$11.98 million) on December 13, 2019, each of the loans bears an annual interest rate of 3.915% with a term of one year. On January 23, 2020, the loan in the amount of RMB 700 million was extended for 12 months. On May 20, 2020, the parties entered into a supplemental agreement to the loan agreements, pursuant to which, FAW Jilin agreed to make four annual installment payments of US$39.44 million (RMB 287.87 million), for the remaining principal balance and pledged certain land use rights, buildings, machinery and equipment, molds and tooling and other logistics equipment of FAW Jilin. FAW Jilin failed to make the payments on November 1, 2022, November 1, 2023 and November 1, 2024. As of April 30, 2026, the aggregate outstanding principal and interest under such loans were US$206.97 million. See “Item 13. Defaults, Dividend Arrearages and Delinquencies” for more details and current status of the loan agreements.

If FAW Finance Co., Ltd. were to enforce the pledge, the operations of the divested automotive business would have been disrupted. As these assets and liabilities have been divested, a direct operational risk to us is remote, but we may face indemnification or other claims. Consequently, the former business’s business, financial condition, results of operations and prospects could have been materially and adversely affected.

In May 2016, our former subsidiary secured two interest-free loans from non-financial institutions specifically for developing the electric vehicle industry in Xiangyang, PRC. The loans’ utilization was strictly limited to this purpose, with their maturity depending on the development’s progress. However, due to the COVID-19 pandemic and subsequent regulations, the subsidiary was unable to meet the loan conditions or secure government subsidies to repay the loans by July 2022. Consequently, the loans were reclassified as current liabilities for the years 2024, and 2025, and the subsidiary incurred a default penalty of US$748,166 (RMB5.23 million), which is 5% of the land use rights cost. The lender also reserved rights to demand compensation for losses, repurchase the land, and require repayment of any related government subsidies. As of April 30, 2026, no subsidies had been received. The principal amounts outstanding were approximately US$99.33 million (RMB694.60 million) and US$95.16 million (RMB 694.60 million), respectively, as of December 31, 2025, and December 31, 2024. The variance primarily resulted from currency exchange rate fluctuations. The court is currently conducting an auction of the mortgaged buildings, land, and machinery.

The former subsidiary was negotiating with the lender to extend the loan terms and was planning to expand production to fulfill the loan conditions. During the period ended December 31, 2025, the subsidiary was unable to meet the conditions to apply for the government subsidies to repay the loans. In June 2023, the former subsidiary signed two pledge agreements with the lender. Pursuant to the pledge agreements, the former subsidiary pledged machinery and equipment, mold and tooling with a carrying value of approximately US$4.64 million, buildings with a carrying amount of approximately US$14.28 million and land use rights with a carrying value of US$14.05 million to the government to secure the repayment of the principal and related interest on the aforementioned loans. If the lenders were to enforce the pledge, the operations of the divested automotive business would have been disrupted. As these assets and liabilities have been divested, this no longer poses a direct operational risk to our current business. Consequently, the former business’s business, financial condition, results of operations and prospects could have been materially and adversely affected.

We will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.

We anticipate that we will need to raise additional funds through equity or debt financings. Our new business, which includes the development of the DexTrader platform and the management of a substantial digital asset treasury, is capital-intensive, and we expect that the costs and expenses associated with our planned operations will continue to increase in the near term. We do not expect to achieve positive cash flow from operations in the short term, if at all. Our plan to grow our business is dependent upon the timely availability of funds and further investment in technology development, cybersecurity, testing, and the build-out of our secure digital asset infrastructure. In addition, the fact that we have a limited operating history in the digital asset industry means that we have limited historical data on the demand for our services. As a result, our future capital requirements are uncertain, and actual capital requirements may be greater than what we currently anticipate.

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

Some of our current operations involve participating in global digital asset ecosystems, and we expect to generate a portion of our revenues from decentralized operations outside of the United States in the future. Operations in international markets may require us to respond to new and unanticipated regulatory, compliance, technological, and other challenges. These efforts may be time-consuming and costly, and there can be no assurance that we will be successful in responding to these and other challenges we may face as we operate in international markets, including:

●	building and managing an experienced foreign or decentralized workforce and overseeing and ensuring the performance of foreign contractors,

●	difficulties in developing, staffing, and simultaneously managing a number of varying foreign operations as a result of distance, language, cultural differences, and the highly specialized nature of Web3 talent,

●	increased travel, infrastructure, cybersecurity and legal and compliance costs associated with multiple international locations and borderless networks,

●	additional withholding taxes or other taxes on our foreign income or digital asset yields, and tariffs or other restrictions on cross-border data or capital transfers,

●	imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements regarding digital assets, many of which differ from those in the United States,

●	increased exposure to foreign currency exchange rate risk and fiat-to-crypto gateway fluctuations,

●	longer settlement cycles in some foreign jurisdictions and potential difficulties in enforcing smart contracts or collecting traditional accounts receivable,

●	difficulties in repatriating overseas earnings or moving digital assets across jurisdictions with strict capital controls,

●	compliance with numerous legislative, regulatory, licensing, or market requirements of foreign countries pertaining to cryptocurrency custody and decentralized finance,

●	compliance with U.S. laws, such as the U.S. Foreign Corrupt Practices Act, or FCPA, and local laws prohibiting bribery and corrupt payments to government officials,

●	laws and business practices that favor local competitors or prohibit foreign ownership of digital asset infrastructure businesses,

●	potentially adverse tax consequences,

●	compliance with laws of foreign countries, international organizations, such as the European Commission, treaties, and other international laws,

●	the inability to obtain new technology or innovation subsidies for our digital asset business,

●	unfavorable labor regulations, and

●	general economic conditions in the countries in which Digital Currency X operates.

Our international operations are also subject to general geopolitical risks, such as political, social, and economic instability, war, civil unrest, sabotage, kidnapping and ransom, expropriation, incidents of terrorism, changes in diplomatic and trade relations, or responses to such events, which could disrupt global internet infrastructure or digital asset markets. One or more of these factors could adversely affect any of our international operations and result in lower revenue and/or greater operating expenses than we expect, and could significantly affect our results of operations and financial condition.

Our overall success in international markets will depend, in part, on our ability to succeed in differing legal, regulatory, economic, social, and political conditions. We may not be successful in developing and implementing policies and strategies that will be effective in managing these risks in each country where we do business. Our failure to manage these risks successfully could harm our international operations, reduce our international revenue, and increase our costs, thus adversely affecting our business, financial condition, and operating results.

Our revenue, expenses, and operating results may fluctuate significantly.

Our revenue, expenses, and operating results may fluctuate significantly because of numerous factors, some of which may contribute to more pronounced fluctuations in an uncertain global economic environment or volatile cryptocurrency market. In addition to the other risks described in this “Risk Factors” section, the following factors could cause our operating results to fluctuate:

●	the extreme price volatility of the digital assets held in our treasury and the varying yields generated from our participation in decentralized finance (DeFi) ecosystems during a quarter,

●	delays, increased costs, or other unanticipated challenges in the development, deployment, and security of our cryptocurrency custody infrastructure that may affect profitability,

●	the continuing creditworthiness, solvency, and technological security of our strategic partners, cryptocurrency exchanges, and the third-party DeFi protocols we utilize,

●	reductions in the fees we can command for our custody solutions or increased competition and compressed yields within the digital asset treasury management space, and

●	legislative and regulatory enforcement policy changes that may affect the legality, broader market adoption, and demand for digital assets and our associated technology solutions.

As a consequence, operating results for any future periods are difficult to predict and, therefore, prior results are not necessarily indicative of results to be expected in future periods. Any of the foregoing factors, or any other factors discussed elsewhere herein, could have a material adverse effect on our business, results of operations, and financial condition that could adversely affect the price of our shares.

Failure of third-party service providers to maintain secure technological infrastructure or provide reliable services in a timely manner could compromise our digital asset operations, which could damage our reputation, have a negative impact on our strategic goals, and adversely affect our growth.

Our success depends on our ability to securely manage our digital asset treasury and operate our custody solutions, which in part depends on the ability of third parties to provide us with highly secure and reliable technological infrastructure and services. In developing and maintaining our digital asset ecosystem, we rely heavily on third-party software, decentralized blockchain networks, smart contract auditing services, and cybersecurity infrastructure that meet our exacting specifications, as well as on specialized services performed by Web3 contractors.

We will also rely on third-party node operators, cryptocurrency exchanges, and decentralized finance (DeFi) protocols to execute, validate, and yield-generate transactions related to our treasury management; and we may need to engage new technological partners or deploy capital into emerging protocols with which we have limited historical experience.

If any of our technological partners or service providers are unable to provide secure and reliable services that meet our operational standards or satisfy our strategic commitments, our reputation, business, and operating results could be harmed. In addition, because the digital asset industry often relies on decentralized open-source protocols and third parties that operate with limited liability frameworks, we may be unable to avail ourselves of traditional warranty and contractual protections. This lack of legal recourse means we may incur significant unrecoverable losses or liabilities related to compromised infrastructure or exploited smart contracts, which could have a material adverse effect on our business, financial condition, and operating results. Moreover, any delays, hacks, network congestion, or interruptions in these third-party platforms or services could adversely affect the quality and performance of our treasury management and custody solutions, and require considerable expense to establish alternate infrastructure. This could cause us to experience difficulty executing our digital currency strategies and retaining institutional confidence, and could fundamentally harm our brand, reputation, and growth.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimates and forecasts we include in this annual report relating to the size and expected growth of the digital asset custody market and institutional Web3 adoption may also prove to be inaccurate. The estimated global addressable market is based on assumptions that may prove to be inaccurate or incorrect. In addition, the estimated global market for digital assets and decentralized finance may not materialize in the timeframe we expect, if ever, and even if these markets meet the estimates presented in this annual report, this should not be taken as indicative of our future growth or prospects. In order to be successful, we will need to prove our ability to commercialize and scale our proprietary Web3 technology, successfully secure institutional partnerships and custody clients, obtain sufficient capital to finance our operations, including the ongoing development and deployment of our secure digital asset infrastructure, and otherwise successfully scale our treasury management strategies. We face a number of challenges in achieving our objectives, including those described elsewhere in these risk factors, and these challenges are significant. There can be no assurance that we will be able to achieve our objectives or successfully grow our business, capture meaningful market share, or take advantage of market opportunities in the digital asset space.

Our business depends significantly on experienced and skilled personnel alongside third-party blockchain engineering subcontractor resources, and if we lose key personnel or if we are unable to attract and integrate additional skilled personnel, it will be markedly more difficult for us to manage our business and execute our digital asset strategies.

The success of our new business model and the secure deployment of our cryptocurrency custody infrastructure will depend in large part on the skill of our internal personnel and on specialized Web3 development resources, rather than historical trade labor. Competition for highly qualified personnel, particularly those with deep expertise in blockchain technology, cryptographic security, and decentralized finance (DeFi) ecosystems, is exceptionally high and continues to intensify. In the event we are unable to attract, hire, and retain the requisite crypto-native personnel and subcontractors, we may experience severe delays in developing our technological infrastructure and optimizing our treasury strategies in accordance with our projected schedules and operational budgets.

Further, any increase in industry demand for these highly specialized engineering personnel may result in significantly higher compensation and retention costs, causing us to exceed our budgets for technological development and infrastructure deployment. Either of these circumstances may have a material adverse effect on our business, financial condition, and operating results, harm our reputation and trust among institutional clients, and cause us to curtail our pursuit of new digital asset initiatives.

Ultimately, our future success during this critical transition is particularly dependent on the vision, skills, experience, and effort of our senior management team, including our executive officers and our director, and chief executive officer, Melissa Chen. If we were to lose the services of any of our executive officers or key technological employees, our ability to effectively manage our pivot to digital asset treasury operations and securely implement our decentralized technology strategy could be fundamentally harmed, causing our business and financial prospects to suffer.

We expect to operate in a highly competitive industry, and our current or future competitors may be able to compete more effectively than we do, which could have a material adverse effect on our business, revenues, growth rates, and market share.

We operate in a highly competitive industry and we compete against unregulated or less regulated companies and companies with greater financial and other resources, and our business, operating results, and financial condition could be adversely affected if we are unable to compete effectively. The crypto industry is highly innovative, rapidly evolving, and characterized by healthy competition, experimentation, changing customer needs, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. Many of our competitors have longer operating histories in the Web3 space and greater resources than we do and could focus their substantial financial resources to develop a competitive advantage.

We face significant competition from a variety of companies around the world, in particular those located outside the United States, who at times are and may in the future be subject to significantly less stringent regulatory and compliance requirements in their local jurisdictions. Their business models rely on being unregulated or only regulated in a small number of lower compliance jurisdictions, whilst also offering their products in highly regulated jurisdictions, including the United States, without necessarily complying with the relevant regulatory requirements in such jurisdictions. Given the uneven enforcement by United States and foreign regulators, many of these competitors have been able to operate from offshore while offering large numbers of products and services to consumers, including in the United States, without complying with the relevant licensing and other requirements in these jurisdictions, and historically without penalty. We also have expended significant managerial, operational, and compliance costs to comply with laws and regulations applicable to us in the jurisdictions in which we operate, and expect to continue to incur significant costs to comply with these requirements, which these unregulated or less regulated competitors have not had to incur.

Our competitors may also offer on-chain data analytics or treasury services at prices below cost, devote significant sales resources to competing with us, or attempt to recruit our highly specialized key personnel by increasing compensation, any of which could improve these competitors’ competitive positions. In addition, we may also face competition based on technological developments that compete with our digital asset infrastructure. Decentralized networks and other disruptive technologies such as generative AI may fundamentally alter the use of our products or services in unpredictable ways. If we do not keep pace with product and technology advances and otherwise keep our solutions competitive, our competitors may develop technology that would make our infrastructure noncompetitive or obsolete.

Some of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as greater name recognition within the crypto community, longer operating histories, larger institutional customer bases, broader and deeper decentralized product lines, greater customer support resources, proven cryptographic technology, lower labor and research and development costs, substantially greater financial and other resources, and larger scale liquidity pools.

Some of our expected larger competitors, such as established centralized cryptocurrency exchanges, may have substantially broader product offerings and may be able to leverage their relationships with partners and customers based on other products to gain business in a manner that discourages potential customers from utilizing our services, including by selling at zero or negative margins or product bundling. In addition, innovative start-up companies, and larger companies that are making significant investments in blockchain research and development, may invent similar or superior technologies that compete with our technology. Our current and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources. If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, operating results, and financial condition could be adversely affected.

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

We have in the past, and may in the future, enter partnerships, collaborations, joint ventures, or strategic alliances with third parties in connection with the development, operation, and enhancement of our platform and products and the provision of our services. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party, and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

When appropriate opportunities arise, we may acquire additional digital assets, decentralized products, blockchain technologies, or businesses that are complementary to our existing digital asset treasury management business. In addition to possible shareholder approval, we may need approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs and may disrupt our business strategy if we fail to do so. Furthermore, acquisitions and the subsequent integration of new Web3 assets, cryptographic protocols, and businesses into our own custody infrastructure require significant attention from our management and could result in a diversion of resources from our existing decentralized finance operations, which in turn could have an adverse effect on our operations. Acquired digital assets or blockchain businesses may not generate the financial results or yields we expect. Acquisitions could result in the use of substantial amounts of our fiat or digital currency reserves, potentially dilutive issuances of equity securities or proprietary tokens, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets, and exposure to potential unknown liabilities of the acquired business, including hidden smart contract vulnerabilities or legacy regulatory infractions. Moreover, the costs of identifying, auditing, and consummating acquisitions in the rapidly evolving digital asset space may be significant.

Our ability to execute our digital asset strategies and our future growth depend upon our ability to maintain relationships with our existing technological providers and strategic partners, to source new infrastructure providers for our critical custody solutions, and to complete building out our decentralized ecosystem while effectively managing the risks due to such relationships.

Our success will be dependent upon our ability to enter into new service agreements and maintain our relationships with technological providers and strategic partners who are critical and necessary to the operation and security of our digital asset treasury. We also rely on these providers and our strategic partners to provide us with key cryptographic infrastructure, smart contract auditing, and technological support for our custody solutions. The service agreements we have or may enter into with key technology vendors and our strategic partners in the future may have provisions where such agreements can be terminated in various circumstances, including potentially without cause. If these providers and strategic partners become unable to provide, or experience delays in providing critical Web3 infrastructure or technology, or if the service and strategic agreements we have in place are terminated, it may be difficult to find replacement infrastructure and technology. Changes in business conditions, network congestion, governmental regulatory changes, and other factors beyond our control or that we do not presently anticipate could affect our ability to receive seamless technological services from our providers and strategic partners.

Furthermore, we have not secured long-term service agreements for all of our required blockchain infrastructure, custody technology, and security auditing services. We may be at a disadvantage in negotiating enterprise-level agreements for the highly specialized technologies required to manage an approximately US$401.96 million digital asset treasury as of December 31, 2025. Additionally, there is the possibility that finalizing the integration of these third-party technological solutions and decentralized protocols will cause significant disruption to our operations, or such service agreements could be executed at costs that make it difficult for us to operate profitably.

If we do not enter into longer-term service agreements with predictable pricing for our technological infrastructure and node operations, we may be exposed to severe fluctuations in the prices of blockchain networking, cloud storage, and cryptographic security services. Agreements for the use of proprietary custody software, decentralized API endpoints, and other Web3 infrastructure contain or are likely to contain variable pricing provisions that are subject to adjustment based on changes in market demand or underlying blockchain network transaction fees. Substantial increases in the prices for such technological services, whether due to acute network congestion, cybersecurity market dynamics, or general inflation, would increase our operating costs and could reduce our margins if we cannot recoup the increased costs. Any attempts to increase the management or custody fees charged to our institutional clients in response to increased underlying technological costs could be viewed negatively by our current or potential clients and could adversely affect our business, prospects, financial condition, or results of operations.

Our operations rely heavily on a variety of agreements with our strategic partners, including agreements related to blockchain research and development, digital asset custody, smart contract security, and decentralized finance (DeFi) integration. We may also come to rely on other Web3 technology providers, node operators, and cryptocurrency exchanges. The inability for us to maintain agreements or partnerships with our existing strategic partners or to enter into new agreements or partnerships could have a material and adverse effect on our ability to operate as a standalone business, execute our digital asset treasury strategies, reach our technological deployment targets, or focus our efforts on our core areas of differentiation.

Our operations rely heavily on a variety of agreements, including agreements related to cryptographic infrastructure, secure custody engineering, and exchange liquidity, with our strategic partners, including certain other decentralized protocol developers, Web3 vendors, and blockchain technology providers. Our reliance on these agreements subjects us to a number of significant risks, including the risk of being unable to operate as a standalone business, securely manage our cryptocurrency treasury, reach our development and deployment targets, or focus our efforts on core areas of differentiation.

These partnerships permit us to benefit from the extensive experience of established technology and know-how in decentralized infrastructure and digital asset security, while focusing our efforts on core areas of differentiation, such as treasury optimization, proprietary custody solutions, and the rapid adoption of the latest Web3 technologies. We intend to continue to rely on these partnerships as part of our strategy. We intend to rely primarily on our arrangements with specified infrastructure and technological partners to support our future digital asset operations and ecosystem models. If we are unable to maintain agreements or partnerships with our existing strategic partners or to enter into new agreements or partnerships, our ability to operate as a standalone business, execute our on-chain strategies, reach our development and deployment targets, or focus our efforts on core areas of differentiation could be materially and adversely affected.

We are dependent on our strategic partners and technological suppliers, some of which are single-source providers of critical cryptographic infrastructure, and the inability of these strategic partners and suppliers to deliver necessary technological services on schedule and at prices, quality levels, and capacities acceptable to us, or our inability to efficiently manage these dependencies, could have a material and adverse effect on our results of operations and financial condition.

We rely on our strategic partners and technological vendors for the provision and development of the key cryptographic infrastructure and smart contract architecture used in our digital asset treasury and custody solutions. While we plan to utilize open-source protocols and obtain infrastructure services from multiple providers whenever possible, some proprietary technological components used in our custody systems will be licensed by us from a single source, and our limited, and in many cases single-source, technological supply chain exposes us to multiple potential sources of operational failure or bandwidth shortages for our treasury operations.

However, it is possible that in the future our infrastructure providers may not be able to meet our required security specifications and performance characteristics, which would impact our ability to achieve our strategic treasury objectives. Additionally, our vendors may be unable to obtain required SOC certifications or provide necessary security warranties for their software that are necessary for use in our institutional custody solutions. We may also be impacted by changes in our technological needs, including API and network fee increases from our providers, in order to meet our security targets and development timelines as well as due to protocol upgrades. Likewise, any significant increases in our digital asset holdings or decentralized finance (DeFi) transaction volume may in the future require us to procure additional server capacity and node infrastructure in a short amount of time. Our providers may not ultimately be able to sustainably and timely meet our cost, security, and volume needs, requiring us to replace them with other sources. If we are unable to obtain suitable technological infrastructure and smart contract auditing services from our partners, or if our vendors decide to create or supply a competing digital asset custody product, our business could be adversely affected. Further, if we are unsuccessful in our efforts to control and reduce our decentralized networking costs, our results of operations will suffer.

While we have not experienced any temporary critical infrastructure disruption in the recent past, nor have our digital asset operations been severely affected by such circumstances, we have implemented risk prevention measures. These measures include establishing alternative infrastructure providers for all critical software components, utilizing multiple decentralized node operators across different geographic regions to minimize the risk of regional internet or cloud service disruption, and forming strategic partnerships for core key technologies such as private key sharding and secure multi-party computation (MPC) to effectively guarantee priority service access in case of market-based technological shortages. In addition, we could experience delays if our strategic technological partners and Web3 infrastructure providers do not meet agreed-upon service timelines or experience network capacity constraints. Any disruption in the provision of critical blockchain infrastructure, whether or not from a single-source vendor, could temporarily paralyze our digital asset treasury operations until an alternative provider is securely integrated, and there can be no guarantee that we or our strategic partners will be able to mitigate delays caused by any disruption in the availability of critical services. Even in cases where we may be able to establish alternate vendor relationships and license replacement cryptographic infrastructure, we may be unable to do so quickly, or at all, at service costs or security levels that are acceptable to us. This risk is heightened by the fact that we have less negotiating leverage with elite Web3 security firms than larger and more established cryptocurrency exchanges, which could adversely affect our ability to obtain necessary technological resources on favorable terms, or at all. Any of the foregoing could materially and adversely affect our results of operations, financial condition, and prospects. Furthermore, as the scale of our digital asset treasury and custody operations increases, we will need to accurately forecast computing demands, procure scalable cloud solutions, and manage high-volume on-chain transactions globally. If we are unable to accurately align our technological infrastructure capacity to our actual treasury needs or successfully implement automated transaction execution and private key management to accommodate the increased complexity of our decentralized operations, we may incur unexpected network disruptions, elevated blockchain transaction fees, and potential loss of digital assets, which could have a material and adverse effect on our results of operations and financial condition.

We may not be able to accurately estimate the supply and demand for our digital asset custody solutions and treasury management services, which could result in inefficiencies in our business, hinder our ability to generate revenue, and create delays in the deployment of our technological infrastructure. If we fail to accurately predict our operational and cryptographic computing requirements, we incur the risk of having to pay for research and development costs as well as decentralized node and server capacities that we reserved but will not be able to use, or conversely, that we will not be able to secure sufficient additional computing and network capacities at reasonable costs in the event institutional demand for our services exceeds expectations.

It is inherently difficult to predict our future revenues and appropriately budget for our expenses in the highly volatile digital asset sector, and we have limited insight into emerging macroeconomic or technological trends that may affect our business. We are required to provide forecasts of our infrastructure computing demand to certain of our strategic cloud and blockchain network providers prior to the scheduled onboarding of institutional clients. Currently, as a newly transitioned entity, there is little historical basis for making judgments about the demand for our proprietary custody solutions, our ability to successfully deploy and manage large-scale decentralized treasury operations, or our profitability in the future. If we overestimate our requirements, we may incur a higher cost of research and development for our blockchain protocols which will increase our operational burn rate, and our strategic infrastructure providers may have excess reserved computing capacity, which indirectly would increase our sunk costs. If we underestimate our requirements, our strategic network providers may have inadequate computing capacity, which could interrupt the execution of our treasury strategies and result in delays in client onboarding and revenue generation. In addition, lead times for specialized cryptographic infrastructure and smart contract auditing services that we order may vary significantly and depend on factors such as the specific vendor, network congestion, and demand for Web3 security services at a given time. If we fail to secure sufficient technological resources in a timely manner, the secure onboarding of institutional clients could be delayed, which would harm our brand, business, financial condition, and results of operations.

We may be unable to effectively grow our global institutional client base, technological deployment capabilities, and our decentralized finance (DeFi) integrations, or we may be unable to accurately project and effectively manage our growth. If we are unable to expand our secure custody networks and protocol auditing capabilities, institutional customers’ perceptions of our security and reliability could be negatively affected, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our success will depend on our ability to continue to expand our institutional sales and relationship management capabilities. As we develop and launch our digital asset products worldwide, our success will depend on our ability to correctly forecast institutional demand across various regulatory jurisdictions. If we incorrectly forecast demand in one jurisdiction, we cannot easily pivot this highly specialized compliance and technological infrastructure to another market where demand for our specific treasury products exists due to differing global regulatory regimes. We may face difficulties with scaling our custody solutions at increasing volumes, particularly in international markets requiring significant compliance localization. Moreover, because of the unique, proprietary nature of our cryptographic infrastructure, we require that our custody protocols be audited and maintained exclusively by our internal engineers or by certain authorized elite Web3 security firms. If we experience delays in adding secure capacity or auditing our protocols efficiently, or experience unforeseen vulnerabilities with the reliability of our smart contracts, it could critically overburden our technological capabilities and expose our treasury to unacceptable risks.

There is no assurance that we will be able to successfully scale our business to meet our institutional acquisition, infrastructure deployment, and treasury optimization targets globally, or that our financial and operational projections on which such targets are based will prove accurate. These scaling plans require significant fiat and digital asset investments and immense management resources, and there is no guarantee that they will generate additional institutional mandates or yield generation for our treasury, or that we will be able to avoid cost overruns or be able to hire the highly specialized Web3 personnel needed to support them. As we expand, we will also need to ensure our strict compliance with evolving regulatory requirements in various global jurisdictions applicable to the custody, management, and transacting of digital assets. If we fail to manage our strategic growth effectively, our reputation within the cryptocurrency ecosystem, business prospects, financial condition, and operating results may be severely harmed.

We may in the future experience significant delays in the design, development, deployment, launch, and financing of our digital asset custody solutions and treasury management infrastructure, as well as delays in the build-out of our secure technological networks, which could harm our business and prospects.

Any delay in the financing, development, design, deployment, and launch of our digital asset ecosystem, including planned future proprietary custody protocols and decentralized finance integrations, could materially damage our business, prospects, financial condition, and results of operations. Companies operating in the highly complex and nascent Web3 space often experience delays in the development, design, rigorous security auditing, and commercial release of new cryptographic infrastructure, and as we transition into this sector, we may experience such delays with regard to our decentralized product offerings. Our plan to successfully deploy our treasury management strategies and institutional custody solutions is heavily dependent upon the timely availability of capital, upon our finalizing of the related technological development, infrastructure procurement, smart contract testing, network build-out, and security auditing plans in a timely manner, and ultimately upon our ability to execute these complex technological integrations within our anticipated timeline. Furthermore, prior to the large-scale rollout of our new digital asset services to institutional clients, we will need our platforms and custody protocols to be fully compliant with differing and rapidly evolving requirements, including but not limited to stringent licensing and regulatory mandates, in the various global jurisdictions where we intend to offer our services.

Additionally, if we do not timely complete our planned internal development of proprietary technological infrastructure, or if such network deployment is delayed due to engineering bottlenecks or cybersecurity challenges, we may be required to contract with third-party Web3 infrastructure providers or centralized custodians to perform certain critical treasury operations. The additional licensing fees, network costs, or revenue-sharing arrangements required by these third parties could substantially increase our operational burn rate and adversely affect our business, financial condition, and results of operations.

The success and growth of our business depends upon our ability to continuously and rapidly innovate, develop, and market new digital asset treasury and custody products, and there are significant risks related to future institutional market adoption of our services. Our limited operating history in the digital asset and Web3 infrastructure space makes evaluating our business and future prospects difficult and may increase the risk of your investment.

The success and growth of our business depends upon our ability to continuously and rapidly innovate, develop, and market new decentralized financial products, and there are significant risks related to future market adoption of our products and the presence of favorable regulatory frameworks or institutional mandates facilitating the broader adoption of digital currencies. We have a limited operating history in cryptocurrency treasury management and operate in a rapidly evolving, highly volatile, and heavily regulated market. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by early-stage companies transitioning into rapidly changing technological markets, including risks related to our ability to, among other things: successfully launch and scale our proprietary custody platforms and treasury operations on the timing and with the security specifications we have planned; hire, integrate, and retain highly specialized Web3 professional and technical talent, including crypto-native key members of management; continue to make significant investments in blockchain research, infrastructure development, cybersecurity auditing, marketing, and institutional sales; successfully obtain, maintain, protect, and enforce our intellectual property regarding cryptographic protocols and defend against claims of intellectual property infringement, misappropriation, or other violations; build a well-recognized and trusted brand within the institutional digital asset ecosystem; establish and refine our secure technological networks and decentralized node infrastructure; establish and maintain satisfactory arrangements with our strategic technological partners and Web3 infrastructure providers; establish and expand an institutional customer base; navigate an exceptionally evolving, fragmented, and complex global regulatory environment governing digital currencies; anticipate and adapt to changing market conditions, including shifting institutional demand for specific custody solutions or decentralized finance (DeFi) yield strategies, rapid technological developments, and changes in the competitive Web3 landscape; and successfully design, secure, deploy, and market new proprietary custody protocols or decentralized treasury strategies at a profitable level in the future.

Our institutional client acquisition and the success of our treasury strategies will depend in part on our ability to establish and maintain confidence in our business prospects among institutional clients, analysts, and others within the digital asset industry.

Institutional clients and strategic partners may be less likely to utilize our proprietary custody solutions or engage with our treasury platforms if they do not believe that our business will succeed or that our operations, including secure infrastructure and technological support operations, will continue for many years. Similarly, Web3 infrastructure providers and other third parties will be less likely to invest time and resources in developing business relationships or protocol integrations with us if they are not convinced that our strategic pivot will succeed. Accordingly, to build, maintain, and grow our new digital asset business, we must establish and maintain confidence among clients, technological partners, analysts, and other parties with respect to our liquidity, our history of losses from legacy operations, and our Web3 business prospects. Maintaining such confidence may be particularly difficult as a result of many factors, including our limited operating history in decentralized finance and cryptocurrency custody, others’ unfamiliarity with our proprietary cryptographic infrastructure, any delays in scaling secure network deployment, smart contract auditing, and custody operations to meet institutional demand, fierce competition, and our treasury performance compared with broader market expectations. Many of these factors are largely outside of our control, and any negative perceptions about our business prospects, even if exaggerated or unfounded, would likely harm our business and make it more difficult to raise additional capital or attract strategic fiat gateways in the future.

In addition, a significant number of cryptocurrency custodians and decentralized protocols have recently entered the digital asset industry, an industry historically associated with extreme volatility, intense regulatory scrutiny, and a high rate of enterprise failure. If these new entrants or other digital asset infrastructure providers go out of business, deploy smart contracts that suffer severe exploits, or otherwise fail to securely manage digital assets as expected, such failures may dramatically increase institutional and regulatory scrutiny of others in the industry, including us. This contagion effect could further challenge client, partner, and analyst confidence in our business prospects and the overall viability of our decentralized ecosystem.

We may be unable to adequately control the substantial costs associated with our operations.

We will require significant capital to develop and grow our business and will need to seek new financing in the future. We have incurred and expect to continue to incur significant expenses, including technological infrastructure costs, sales and distribution expenses as we build our brand and market our digital asset custody solutions; expenses relating to developing and securing our blockchain protocols; expanding our decentralized node networks and secure server facilities; research and development expenses; cybersecurity procurement costs; and general and administrative expenses as we scale our operations and incur the costs of being a public company. In addition, we expect to incur significant costs servicing and maintaining our institutional customers’ digital asset portfolios, including establishing our security operations, partnerships with Web3 infrastructure providers, and specialized custody frameworks. These expenses could be significantly higher than we currently anticipate. Moreover, any delays in the start of smart contract testing or protocol deployment, obtaining necessary cryptographic equipment or supplies, expansion of our secure network capacities or infrastructure agreements, or the procurement of regulatory permits and licenses relating to our expected digital asset treasury and custody model could significantly increase our expenses. In such an event, we could be required to seek additional financing earlier than we expect, and such financing may not be available on commercially reasonable terms or at all. In the longer term, our ability to become profitable will depend not only on our ability to control costs but also on our ability to attract institutional capital and manage our treasury at yields sufficient to achieve our expected margins. If we are unable to cost-efficiently develop, design, deploy, market, sell, distribute, and maintain our digital asset infrastructure, our margins, profitability, and prospects would be materially and adversely affected. We have incurred net losses each year since our inception.

As of December 31, 2025, we had working capital of $405.81 million. We expect to continue this trend in the foreseeable future as we continue to design and develop our proprietary custody solutions, build up our technological infrastructure components and digital asset reserves, complete our planned network integrations and deploy a comprehensive suite of decentralized services, develop and deploy institutional custody partnerships, expand our cryptographic design, research, development, network maintenance, and security auditing capabilities, increase our institutional sales and marketing activities to develop our global distribution infrastructure, and expand our general and administrative functions to support our growing Web3 operations and status as a public company.

If our technological development or commercialization is delayed, our costs and expenses may be significantly higher than we currently expect. Because we will incur the costs and expenses from these efforts before we receive any incremental revenues with respect thereto, we expect the losses in future periods will be significant.

Our digital asset treasury operations and cryptocurrency custody solutions rely heavily on complex cryptographic infrastructure and involve a significant degree of uncertainty and risk in terms of operational performance, network security, and technological costs.

The existing and planned technological architecture for our decentralized finance and custody operations consists of sophisticated software networks, decentralized nodes, and specialized hardware security modules combining many complex cryptographic protocols. These digital and hardware infrastructure components are susceptible to unexpected malfunctions, software bugs, and network congestion from time to time, and their continuous operation will depend on rapid engineering remediation, software patches, and ongoing node maintenance to resume secure operations, which may not be successfully deployed or available when critically needed.

Unexpected malfunctions of our proprietary cryptographic infrastructure or third-party blockchain networks may significantly affect the intended operational efficiency and security of our treasury management operations. Operational performance and technological costs can be highly difficult to predict and are often influenced by factors entirely outside of our control, such as, but not limited to, severe blockchain network congestion, malicious cyberattacks, smart contract exploits, unexpected hard forks in underlying blockchain protocols, severe outages at third-party cloud service providers, difficulties or delays in recruiting specialized cybersecurity talent, damages or defects in hardware wallets or private key sharding systems, and systemic failures within the broader decentralized finance ecosystem. Should these profound operational and technological risks materialize, it may result in the permanent loss, theft, or freezing of our digital asset reserves, catastrophic damage to our technological architecture, severe monetary losses, delays and unanticipated fluctuations in our treasury yield generation, crippling administrative enforcement actions and regulatory fines, exponentially increased cybersecurity insurance costs, and devastating potential legal liabilities, all of which could have a material and adverse effect on our business, results of operations, cash flows, financial condition, or prospects.

We face risks associated with our digital asset staking operations, including the risk of smart contract vulnerabilities on the EdgeAI mainnet, floating yield volatility, and potential regulatory restrictions, which could materially and adversely affect our business, financial condition, results of operations and prospects.

After the fiscal year ended December 31, 2025, we staked EdgeAI native tokens into a designated smart contract on the EdgeAI mainnet for a 12-month lock-up period in January 2026. As of the date of this annual report, the carrying value of our staked tokens was US$401.96 million. Because our returns rely entirely on algorithmic, on-chain mechanics rather than guaranteed payments, we are exposed to significant market risk. We anticipate a floating annualized yield of 3.5% to 8% payable in EdgeAI tokens; therefore, any decline in the tokens’ fiat value or failure in the mainnet’s reward mechanisms could substantially diminish our expected economic benefits.

Furthermore, our staked assets and associated yields depend heavily on the security and operability of the EdgeAI mainnet. Smart contracts are susceptible to technical vulnerabilities, coding errors, and malicious cyberattacks. If the network experiences technical failures or a successful exploit of the smart contract holding our assets, our tokens could be lost, stolen, or rendered permanently inaccessible. Given the irreversible nature of blockchain transactions, we may have no recourse to recover these assets, resulting in a total loss and immediate impairment charge.

Additionally, the global regulatory framework governing digital assets and staking is highly uncertain and rapidly evolving. Regulators increasingly scrutinize staking activities, sometimes asserting they constitute unregistered securities offerings. Pursuant to our agreement, the EdgeAI Foundation may suspend the arrangement if we become subject to legal restrictions. Any new laws, regulatory enforcement actions, or required registrations could severely disrupt our digital asset strategy, force a premature termination of the agreement, or result in significant compliance costs and penalties, thereby materially and adversely affecting our business and prospects.

Our digital infrastructure and globally distributed operations could be and have been adversely affected by events outside of our control, such as natural disasters, wars, health epidemics, macroeconomic shocks, or severe security incidents.

We may be fundamentally impacted by events that disrupt the global internet or underlying blockchain networks, including natural disasters, wars, health epidemics, pandemics, or other catastrophic events outside of our control. Further, if major disasters such as earthquakes, wildfires, or tornadoes occur in regions where our critical third-party cloud service providers or decentralized node operators are concentrated, or if our proprietary information systems, cryptographic custody networks, or broader internet communications severely break down or operate improperly, our technological architecture may be seriously compromised, or we may have to temporarily halt or delay our treasury management operations, decentralized finance (DeFi) yield generation, and client transaction executions. In addition, global events such as pandemics or geopolitical conflicts can severely impact economic markets, global computing infrastructure supply chains, remote workforce availability, and institutional investor behavior across the world, driving extreme volatility in digital asset prices, and we have been, and may in the future be, adversely affected as a result. Furthermore, while we no longer operate vehicle manufacturing plants, we could be impacted by severe physical security incidents at the data centers hosting our servers or, more critically, devastating cybersecurity incidents targeting our digital asset custody protocols and private key storage infrastructure. Such incidents could result in the catastrophic loss of treasury assets or significant damage to our secure networks, requiring us to delay or permanently discontinue specific decentralized operations to rebuild our cryptographic architecture. We may incur significant expenses, unrecoverable digital asset losses, or severe operational delays relating to such events outside of our control, which could have a material adverse impact on our business, results of operations, and financial condition.

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

Our ability to effectively manage our expected growth in the digital asset treasury management sector will be fundamentally dependent on the performance of highly skilled personnel, including our Chief Executive Officer Melissa Chen, our senior management team, and other key cryptographic and Web3 employees, and our ongoing ability to recruit and retain such specialized talent. The loss of key personnel or an inability to attract, retain, and motivate qualified blockchain professionals may severely impair our ability to expand our new business model.

Our future success in executing our decentralized finance strategies and securing our cryptocurrency custody infrastructure will be substantially dependent upon the continued service and performance of our senior management team and key personnel possessing deep technological, cybersecurity, and digital asset expertise. Although we anticipate that our management and key personnel will remain in place during this strategic pivot, it is possible that we could lose critical talent. For example, we are highly dependent on the services of Melissa Chen, our Chief Executive Officer, who exerts a significant influence on and is a primary driver of our new Web3 business plan, technological deployment, and treasury optimization strategy. If Ms. Chen were to discontinue his service to us, we would be significantly disadvantaged in navigating the complex transition from legacy manufacturing to digital asset management. The replacement of any members of our senior management team or other key decentralized infrastructure personnel would likely involve significant time and exorbitant costs, and may significantly delay or prevent the achievement of our business objectives. Our future success also depends, in part, on our ability to continue to attract, integrate, and retain highly skilled smart contract engineers, node operators, and cybersecurity personnel.

Competition for such highly skilled Web3 personnel is exceptionally intense globally. As with any rapidly scaling technology enterprise, there can be no guarantee that we will be able to attract such individuals or that the presence of such individuals will necessarily translate into treasury profitability. Because we operate in the highly specialized and rapidly evolving cryptoeconomy, there is a severely limited pool of personnel available with proven, enterprise-level decentralized finance and custody experience, and such highly sought-after individuals may be subject to non-competition and other agreements that restrict their ability to work for us. Our inability to attract and retain these key technical and managerial personnel may materially and adversely affect our digital asset operations, and any failure by our management to effectively anticipate, implement, and manage the profound technological and regulatory changes required to sustain our growth would have a material and adverse effect on our business, financial condition, and results of operations.

Our ability to effectively manage our expected growth will be dependent on the performance of highly skilled personnel, including our Chief Executive Officer Melissa Chen, our senior management team, and other key employees, and our ability to recruit and retain key employees. The loss of key personnel or an inability to attract, retain, and motivate qualified personnel may impair our ability to expand our business.

Risks Related to Litigation and Regulations

While our primary operations are no longer in mainland China, Changes in China’s regulatory landscape regarding digital assets, including recent extraterritorial enforcement directives, could severely restrict our operations, subject us to penalties, and materially adversely affect our business.

Our operations and strategic initiatives, particularly those involving decentralized finance ecosystems and real world asset tokenization, are subject to complex, evolving, and highly restrictive international regulatory frameworks, most notably recent directives from regulatory authorities in the People’s Republic of China. On February 6, 2026, multiple Chinese regulatory bodies, including the People’s Bank of China and the China Securities Regulatory Commission, jointly promulgated the Notice on Further Preventing and Handling Risks Related to Virtual Currencies and Other Matters, which categorically classifies virtual currency transactions as illegal financial activities and strictly prohibits all related business operations within China. Crucially for our business model, this directive explicitly extends regulatory enforcement to offshore entities, strictly forbidding overseas enterprises from providing any form of virtual currency or real world asset tokenization services to domestic Chinese entities or individuals. Furthermore, the directive imposes absolute prohibitions on the offshore issuance of stablecoins pegged to the Renminbi without explicit regulatory consent and mandates severe scrutiny over any offshore real world asset tokenization initiatives that are backed by domestic Chinese assets or interests. Consequently, any inadvertent nexus to the Chinese market, whether through domestic residents covertly accessing our decentralized finance platforms and custody infrastructure, or through our necessary engagement with Chinese vendors, technology partners, or financial institutions who may now be subjected to extraterritorial civil or criminal liability for assisting overseas digital asset entities, could expose our Company to profound compliance liabilities. Any failure on our part to completely geofence our services from domestic Chinese residents or any inadvertent violation of these sweeping extraterritorial regulations through our global treasury operations could precipitate severe governmental enforcement actions, substantial financial penalties, criminal liability for our officers and directors, and irreparable damage to our corporate reputation and institutional client relationships.

Our business is subject to complex U.S. state regulatory frameworks, notably the New York State Department of Financial Services (NYSDFS) BitLicense requirements, and any failure to maintain compliance could disrupt our operations and restrict our market access.

In addition to international regulatory complexities, our business operations within the United States are heavily encumbered by disparate and exceptionally rigorous state-level regulatory frameworks, most prominently the comprehensive virtual currency regulations enforced by the New York State Department of Financial Services under the BitLicense framework. Operating within New York or offering services to its residents requires us to not only secure and meticulously maintain a BitLicense but also to subject our strategic and operational decisions to continuous regulatory oversight, including the absolute necessity of obtaining prior written approval from regulators before introducing any material new products, services, or modifications to our existing custody infrastructure and treasury strategies. This regulatory regime imposes substantial capital control requirements, compelling us to hold designated, potentially massive amounts of capital in highly liquid, investment-grade assets and to maintain dedicated, dollar-denominated trust accounts for customer benefit, thereby aggressively restricting the capital available for deployment in our core treasury optimization and yield-generation strategies. Furthermore, maintaining compliance with the New York regulatory apparatus necessitates the continuous funding and execution of exhaustive internal compliance programs, which mandate deeply integrated anti-money laundering risk assessments tailored specifically to our decentralized finance and custody business models, alongside rigorous quarterly and annual financial reporting, stringent consumer protection disclosures mandated across multiple languages, and exhaustive regulatory oversight of all corporate marketing activities. Consequently, the sheer operational friction and immense financial burden associated with strictly adhering to these multifaceted compliance, capital, and reporting mandates significantly inhibit our operational agility, and any real or perceived failure to flawlessly execute these compliance obligations could result in immediate license suspension, severe monetary sanctions, and our total exclusion from the critical New York institutional market, thereby inflicting a material adverse effect on our overall financial condition and strategic market positioning.

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

We may become subject to severe technology liability and fiduciary claims, which could critically harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to technology and software liability claims, which could harm our business, prospects, results of operations, and financial condition. The digital asset custody and decentralized finance industry experiences significant claims related to technological failures, and we face inherent risks of exposure to claims in the event our proprietary custody infrastructure or smart contracts do not perform or are claimed not to perform as expected or malfunction, resulting in the catastrophic theft, freezing, or permanent loss of institutional digital assets. We also expect that, as is true for other digital asset custodians and infrastructure providers, our platforms may be targeted by sophisticated cyberattacks or exploited through unforeseen vulnerabilities, and even if such losses are not directly caused by the failure of our internal systems but rather by third-party protocols, we may face massive liability claims, breach of fiduciary duty allegations, and severe adverse publicity in connection with such incidents. In addition, we may face claims arising from or related to failures, claimed failures, or misuse of new technologies that we expect to offer, including automated decentralized finance (DeFi) yield strategies, proprietary algorithmic treasury execution features, and future upgrades to our cryptographic custody architecture. In addition, the blockchain networks and smart contracts that we utilize are built on highly complex, experimental codebases; on rare occasions, these decentralized protocols can experience catastrophic exploits or cascading liquidations that rapidly drain stored digital assets in a manner that can trigger broader systemic contagion across interconnected liquidity pools (see “-Risks Related to Our Business and Industry-Our treasury strategies will make use of decentralized finance protocols and smart contracts, which have been observed to suffer severe exploits or permanent loss of funds.”). Any such events or failures of our custody architecture, smart contracts, or automated security warning systems could subject us to devastating class-action lawsuits, forced platform halts, or emergency redesign efforts, all of which would be immensely time-consuming and expensive.

A successful liability claim against us could require us to pay a substantial monetary award or fully compensate clients for permanently lost cryptocurrency. Moreover, a liability claim against us or our direct competitors could generate substantial negative publicity about our security architecture and business and inhibit or prevent the commercialization of our future digital asset services, which would have material and adverse effects on our brand, business, prospects, and results of operations. Our cybersecurity and errors and omissions insurance coverage might not be sufficient to cover all potential liability claims involving volatile digital assets, and such specialized insurance coverage may not continue to be available to us or, if available, may only be obtained at a significantly higher cost. Any lawsuit seeking significant monetary damages or other liability claims related to the loss of digital assets may have a material and adverse effect on our reputation, business, and financial condition.

Our technological suppliers and infrastructure partners may be exposed to delays, limitations, and risks related to the specialized regulatory licenses, environmental scrutiny, and other operating permits required to operate the decentralized nodes and data centers powering our digital asset operations.

Operation of institutional-grade digital asset infrastructure and secure data facilities requires highly specialized regulatory approvals, such as Money Transmitter Licenses (MTLs), state-specific virtual currency licenses, or Trust Charters, as well as local land use and high-density power consumption permits from federal, state, and local government entities. We may expand our decentralized network capacities by entering into additional agreements with our cloud suppliers and infrastructure partners over time to achieve a future target computing and custody capacity, and both we and our partners will be required to apply for and secure various financial, data security, and energy use permits necessary for the commercial operation of such expanded and additional data facilities. Furthermore, the underlying proof-of-work blockchain networks upon which certain digital assets in our treasury rely are subject to intense environmental scrutiny regarding their energy consumption and carbon footprint, potentially subjecting our infrastructure partners to stringent environmental regulations, restrictive zoning laws, or moratoriums on high-performance computing operations. Delays, denials, or severe restrictions on any of the applications for or assignment of the licenses and permits to operate our cryptographic infrastructure or the data centers of our partners could adversely affect our ability to execute on our business plans and treasury optimization objectives based on our current target network capacity or our future target institutional custody capabilities.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet reporting obligations, or prevent fraud. As a result, our security holders could lose confidence in our financial and other public reporting, which would harm our business and trading price of our securities.

We are subject to reporting obligations under U.S. securities laws. The SEC adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting.

For the fiscal year ended December 31, 2025, we identified the following material weaknesses and significant deficiencies:(1) Complex transaction controls – We lack standardized processes to identify, evaluate, account for, and disclose complex and non-recurring transactions under U.S. GAAP and SEC rules, particularly for disposal of legacy operations and discontinued operations. Key accounting judgments, impairment measurements, and disclosure review procedures are insufficient, (2) Digital asset controls – We lack complete policies and processes for digital asset custody, wallet management, private key security, transaction authorization, and independent reconciliation. Wallet and private key policies are not fully standardized, approval mechanisms are unclear, and regular book-to-blockchain reconciliation is not established. See “Item 15. Controls and Procedures” for further details. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) establishing standardized processes for complex transactions, enhancing review and oversight, and engaging external experts when needed; and (ii) developing standardized digital asset policies, independent reconciliation mechanisms, and enhanced monitoring.

However, these measures may not fully remediate the identified deficiencies. If we fail to timely remediate these or other deficiencies, material misstatements could occur, and our ability to comply with financial reporting requirements and regulatory filings could be impaired. The digital asset control deficiencies also increase risks related to asset security, transaction authorization, and reconciliation accuracy. As a result, our business, financial condition, results of operations, prospects, and share price could be materially and adversely affected.

We are subject to various environmental and energy-use laws and regulations that could impose substantial costs on us and cause delays in expanding our technological infrastructure and digital asset custody capabilities.

Our infrastructure partners’ data center operations, as well as the underlying decentralized networks upon which our digital asset treasury relies, are increasingly subject to stringent environmental laws and regulations in different jurisdictions globally. The environmental impact of blockchain technology has drawn intense scrutiny from environmental regulators and policymakers. Environmental and energy-use laws and regulations are highly complex and rapidly evolving, and as a newly transitioned digital asset enterprise, we have limited historical experience in forecasting and complying with these specific technological sustainability mandates. Moreover, we may be heavily affected by future amendments to such laws, new Environmental, Social, and Governance (ESG) reporting mandates, or other stringent environmental regulations that may require us or our infrastructure partners to fundamentally change our operations, such as migrating to renewable energy sources, relocating servers to different jurisdictions, or abandoning certain energy-intensive digital asset ecosystems entirely. This could potentially result in a material and adverse effect on our business, prospects, results of operations, and financial condition. These laws can give rise to severe liability for administrative oversight costs, mandatory carbon offset purchases, fines, and penalties. Capital and operating expenses needed to comply with these emerging environmental and energy-use regulations can be significant, and violations by us or our third-party data center operators could result in debilitating litigation, substantial regulatory fines and penalties, forced suspension of our technological deployments, or a complete cessation of our decentralized treasury operations.

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

Our ability to compete effectively in the digital asset treasury sector is dependent in part upon our ability to obtain, maintain, enforce, and protect our existing and future intellectual property, proprietary cryptographic technology, and licensing rights, but we may not be able to prevent third parties from the unauthorized use of our intellectual property, which could severely harm our business and competitive position. We establish and protect our intellectual property and proprietary Web3 technology through a combination of licensing agreements, nondisclosure and confidentiality agreements, and other contractual provisions, as well as through patent, trademark, copyright, and trade secret laws. Despite our efforts to obtain and protect intellectual property rights relating to our digital asset custody architecture and smart contracts, there can be no assurance that these protections will be available in all cases, or will guarantee our success in claiming the intellectual property rights, or will be adequate or timely to prevent our competitors or other third parties from copying, reverse engineering, or otherwise obtaining and using our proprietary algorithms, or seeking court declarations that they do not infringe, misappropriate, or otherwise violate our intellectual property. Failure to adequately obtain, maintain, enforce, and protect our intellectual property could result in our competitors offering identical or similar digital asset custody services, potentially resulting in the loss of our competitive advantage and a decrease in our revenue, which would adversely affect our business, prospects, financial condition, and results of operations.

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

Patent, trademark, copyright, and trade secret laws vary significantly throughout the world. The laws of some countries, including those where we deploy our decentralized node infrastructure, may not be as protective as the laws in the United States, and mechanisms for obtaining and enforcing intellectual property rights may be ineffectual or inadequate. Further, policing the unauthorized use of our intellectual property in some jurisdictions may be difficult or too expensive to be practical. In addition, third parties may seek to challenge, invalidate, or circumvent our patents, trademarks, copyrights, trade secrets, or other intellectual property, or applications for any of the foregoing, which could permit our competitors or other third parties to develop and commercialize products and technologies that are the same or similar to ours.

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

We have acquired or licensed, and plan to further acquire or license, patents and other intellectual property from third-party Web3 infrastructure providers and security auditing firms, and we may face claims that our use of this acquired or in-licensed technology infringes, misappropriates, or otherwise violates the intellectual property rights of third parties. In such cases, we will seek indemnification from our licensors; however, our rights to indemnification may be unavailable or insufficient to cover our costs and losses, particularly those resulting from compromised digital assets. Furthermore, disputes may arise with our licensors regarding the intellectual property subject to, and any of our rights and obligations under, any software license or open-source protocol agreement.

To prevent the unauthorized use of our intellectual property, it may be necessary to prosecute actions for infringement or misappropriation against third parties. Any such action could result in significant costs and diversion of our resources and management’s attention from our core treasury operations, and there can be no assurances that we will be successful in any such action. Many of our current and potential competitors in the digital asset space have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we currently do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon our proprietary custody technology, and our pending patent applications may not issue as patents, all of which could have a material adverse effect on our business, prospects, financial condition, and results of operations.

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

Risks Related to Doing Business in China

Although we are in the process of divesting our legacy operations in mainland China, our choice of auditor or their location may still subject us to risks under the HFCAA. Our Class A Ordinary Shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of our shares, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.

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

The Chinese government may intervene in or influence our divestiture process and residual operations in China at any time, which could result in a material change in our operations and ability to execute our digital asset strategy.

The Chinese government exerts substantial influence, discretion, oversight, and control over the manner in which companies incorporated under the laws and regulations of China, or those with significant operations, subsidiaries, or management residing in China, must conduct their business activities, including activities relating to overseas offerings of securities and foreign investments. Although we have agreed to divest our unprofitable legacy electric vehicle subsidiary, Chijet Inc., for $1 in order to pivot our strategic focus toward technology and digital asset management, this transaction remains subject to closing conditions, capital controls, and potential regulatory scrutiny. Until this divestiture is fully completed and legally recognized, and to the extent any of our executive management, administrative functions, or technological infrastructure remains located within mainland China, we remain deeply exposed to PRC regulatory risks.

Crucially, the Chinese government has adopted a strictly prohibitive stance on digital assets; mainland regulatory authorities, including the People’s Bank of China, have issued sweeping bans declaring all cryptocurrency-related business activities illegal and strictly prohibiting cryptocurrency trading, fiat-to-crypto exchanges, decentralized finance participation, and digital asset mining within the PRC. Because we are executing a comprehensive digital currency strategy that includes our DexTrader data platform and digital asset staking activities with treasury holdings exceeding approximately US$401.96 million as of December 31, 2025, any determination by PRC authorities that our current operations, our strategic pivot, or the activities of our China-based personnel violate these uncompromising bans could result in immediate and severe enforcement actions. Such actions may include the freezing of our assets, severe financial penalties, criminal liability for our executives, and the forced cessation of our digital asset operations.

Furthermore, the Chinese government has recently implemented new regulatory frameworks, including those promulgated by the China Securities Regulatory Commission (CSRC) regarding the overseas listing and capital activities of domestic companies, as well as strict cross-border data transfer laws. We cannot rule out the possibility that PRC authorities will require us to seek permission, undergo retroactive cybersecurity reviews, or face regulatory roadblocks regarding our strategic pivot, the repatriation of funds, or the divestiture of our mainland assets. Any such regulatory intervention, enforcement of the cryptocurrency ban against our residual mainland footprint, or a failure to successfully and completely sever our operational reliance on mainland China could result in a material adverse change in our operations, permanently compromise our decentralized treasury infrastructure, and cause the value of our Nasdaq-listed securities to significantly decline or become completely worthless.

Changes in Chinese policies, regulations, and rules may occur quickly, and the enforcement of laws by the Chinese government is subject to change, which could have a significant impact upon our ability to successfully complete our strategic pivot and operate profitably.

Although we are actively divesting our legacy vehicle manufacturing subsidiary in China to focus entirely on digital asset treasury management, the completion of this divestiture, the handling of any residual corporate entities, and our historical operational footprint remain deeply exposed to the economic, political, and legal developments in the PRC. Policies, regulations, rules, and the enforcement of laws by the Chinese government, particularly concerning cross-border capital flows, the repatriation of funds, foreign investments, and the sweeping national bans on all cryptocurrency-related activities, may have significant effects on our ability to sever our historical ties without incurring severe financial penalties or regulatory intervention. Our ability to operate profitably and seamlessly transition to a decentralized digital asset ecosystem may be adversely affected by rapid and unexpected changes in policies by the Chinese government, including changes in laws, regulations, their interpretation, and their retroactive enforcement, which could target our historical operations, restrict our restructuring efforts, or paralyze our remaining administrative functions.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Furthermore, pursuant to the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises which became effective on March 31, 2023, the investigation and evidence collection in relation to the oversea securities offering and listing of the PRC companies by overseas securities regulatory authorities and relevant authorities shall be conducted through the cross-border cooperation mechanism for supervision and administration. The PRC companies shall obtain the prior consent from the CSRC or relevant authorities before cooperating with such overseas securities regulatory authorities or relevant authorities in connection with relevant inspections or investigations or providing relevant documents to such overseas securities regulatory authorities or relevant authorities. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “-Risks Related to Our Class A Ordinary Shares -You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands holding company.

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

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert Renminbi from our divestiture activities into U.S. dollars to fund our new digital asset business, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the U.S. dollar amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A Ordinary Shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

As we wind down our legacy operations, China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase for any remaining employees. Unless we are able to pass on these increased labor costs to those who pay for our products and services, our results of operations may be materially and adversely affected.

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

There may be changes from time to time in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, could limit the legal protections available to you and us.

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

As relevant laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations and enforcement of many laws, regulations and rules are always subject to change. As a result, under certain circumstances, it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. For example, on December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law, which came into effect on July 1, 2024 and supersede the existing PRC Company Law. The amended PRC Company Law provides stricter requirements on capital contribution of a company established in the PRC. According to the amended PRC Company Law, we may be required to fulfill the obligations of capital contribution to our PRC subsidiaries within a much shorter period than the currently effective period. However, since the amended PRC Company Law is still relatively new, there is still uncertainty regarding the implementation and interpretation of the amended PRC Company Law.

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

PRC regulation on loans to, and direct investment in, our PRC subsidiaries by offshore holding companies and governmental control in currency conversion may delay or prevent us from funding the wind-down or divestiture of our legacy Chinese operations, or from repatriating funds, which could materially and adversely affect our liquidity and our transition to our digital asset strategy.

Digital Currency X Technology Inc. is an exempted company incorporated in the Cayman Islands structured as a holding company that historically conducted its vehicle manufacturing operations in China through its PRC subsidiaries. As we execute the planned divestiture of our legacy electric vehicle subsidiary, Chijet Inc., for $1, we may still need to make loans or additional capital contributions to our PRC subsidiaries to settle historical liabilities, satisfy restructuring closing conditions, or manage wind-down operations. As permitted under PRC laws and regulations, we may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions. Furthermore, loans by us to our PRC subsidiaries to finance these transition activities cannot exceed the statutory limits and are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (“SAFE Circular 19”), effective on June 1, 2015 and last amended on March 23, 2023, which regulates the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital to be used for equity investments within the PRC, it reiterates the principle that RMB converted from the foreign currency-denominated capital may not be directly or indirectly used for purposes beyond its business scope. Crucially, because our new strategic focus is centered entirely on digital asset treasury management, activities that are categorically banned in mainland China, we are completely prohibited from using any converted RMB capital to fund our new business scope within the PRC.

The SAFE also promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (“SAFE Circular 16”), effective on June 9, 2016 and last amended on December 4, 2023, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in strict administrative penalties. SAFE Circular 19, SAFE Circular 16, and the related SAFE Circular 28, may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries to facilitate our corporate restructuring, which may adversely affect our liquidity and our ability to cleanly sever our mainland footprint.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, the PRC subsidiaries by offshore holding companies, and the fact that the PRC government may at its discretion restrict access to foreign currencies for current account transactions or capital repatriation in the future, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions required to execute our divestiture. If we fail to complete such registrations or obtain such approvals, our ability to successfully conclude our strategic pivot, settle legacy mainland liabilities, or repatriate any residual value to capitalize our borderless digital asset treasury may be negatively affected, which could materially and adversely affect our overall liquidity and the viability of our new operational focus.

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

We do not believe that we, as an exempted company incorporated in the Cayman Islands, meets all of these conditions to be classified as a PRC resident enterprise following the planned divestiture of our legacy Chinese vehicle subsidiary. However, because certain members of our executive management team and administrative personnel may historically or currently reside in or maintain significant ties to mainland China during our transition, the PRC tax authorities could determine that our “de facto management body” remains in the PRC. If the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

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

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our legacy PRC subsidiaries, and any dividends or liquidation distributions payable by our PRC subsidiaries to our offshore holding companies during our divestiture process may not qualify for certain treaty benefits.

Digital Currency X Technology Inc. is an exempted company incorporated in the Cayman Islands with limited liability structured as a holding company. As we execute the divestiture and wind-down of our legacy Chinese vehicle operations, we may still need dividends, liquidation proceeds, or other distributions on equity from our historical PRC subsidiaries to satisfy our immediate liquidity requirements and fund our transition to a global digital asset treasury strategy.

Pursuant to the EIT Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our legacy PRC entities are wholly owned by our offshore intermediate holding companies, and accordingly, these intermediate holding companies may qualify for a 5% tax rate in respect of distributions from the PRC subsidiaries when they are not obligated to pay more than 50% of the income in twelve months to residents in a third country or region. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to utilize the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, under Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which took effect on April 1, 2018, a “Beneficial Owner” shall mean a person who has ownership and control over the income and the rights and property from which the income is derived. To determine the “beneficial owner” status of a resident of the treaty counterparty who needs to take advantage of the tax treaty benefits, a comprehensive analysis shall be carried out, taking into account actual conditions of the specific case.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits (“Circular 35”). Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Given the heightened regulatory scrutiny surrounding cross-border capital flows and our explicit strategic pivot toward strictly prohibited digital asset activities, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment during our corporate restructuring will not be aggressively challenged by the relevant PRC tax authority, or that we will be entitled to any preferential withholding tax rate under tax treaties for dividends or liquidation proceeds received from our legacy mainland subsidiaries.

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

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Ordinary Shares, and any gain realized from the transfer of our Ordinary Shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. See “Regulation - Regulations Relating to Taxation.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of Ordinary Shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether holders of our Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas if we are considered a PRC resident enterprise. If dividends payable to our non-PRC investors, or gains from the transfer of our Ordinary Shares by such investors are subject to PRC tax, the value of your investment in our Ordinary Shares may decline significantly.

We may rely on dividends, liquidation proceeds, and other distributions on equity paid by our legacy PRC subsidiaries to fund any cash and financing requirements we may have during our corporate transition, and the PRC subsidiaries’ restrictions on paying dividends or making other payments to us could restrict our ability to satisfy our liquidity requirements and have a material and adverse effect on our ability to execute our digital asset strategy.

We are an exempted company incorporated in the Cayman Islands with limited liability structured as a holding company. As we execute the divestiture of our legacy vehicle operations, we may need dividends, liquidation distributions, and other returns on equity from our historical PRC subsidiaries to satisfy our immediate liquidity requirements, including the critical fiat funds necessary to capitalize our new global digital asset treasury, pay dividends to shareholders, and service any debt we may incur during this strategic pivot. Historically, our PRC subsidiaries generated and retained cash from legacy operating activities and re-invested it in our mainland business. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their accumulated profits each year, if any, to fund certain statutory reserve funds until the total amount set aside reaches 50% of their registered capital. Our PRC subsidiaries may also allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion, which may be heavily utilized during severance or wind-down operations. These statutory reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf or hold legacy debt obligations, the instruments governing such debt may strictly restrict their ability to pay dividends or make other payments to us to facilitate our corporate restructuring. Any limitation on the ability of our legacy PRC subsidiaries to distribute dividends, remit divestiture proceeds, or make payments to us may severely restrict our ability to satisfy our transition liquidity requirements.

In addition, the PRC government may further strengthen its already stringent capital controls, and more severe restrictions and substantial vetting processes may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Given that the ultimate purpose of repatriating these onshore funds is to finance a decentralized cryptocurrency treasury, activities that are strictly and categorically prohibited under mainland Chinese law, we anticipate extreme regulatory friction in clearing these cross-border transfers. Any limitation on the ability of our PRC subsidiaries to pay dividends, remit liquidation proceeds, or make other kinds of payments to us could materially and adversely limit our ability to successfully conclude our strategic pivot, make critical Web3 investments or infrastructure acquisitions that could be beneficial to our new business, or otherwise fund and conduct our decentralized operations globally.

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

To the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund our new digital asset operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition, and results of operations and may result in our inability to sustain our strategic pivot and decentralized treasury strategies.

We are an offshore holding company with no material operations of its own and historically conducted substantially all of its legacy vehicle operations through its PRC subsidiaries. As of the date of this annual report, as we navigate the divestiture of our legacy business, a significant portion of our fiat cash and historical assets remain located in the PRC. As a holding company, we may rely on dividends, liquidation distributions, and other returns on equity paid by our legacy PRC subsidiaries for our immediate cash and transition financing requirements. If our PRC subsidiaries incur debt on their own behalf in the future or hold legacy debt obligations, the instruments governing such debt may strictly restrict their ability to pay dividends or remit proceeds to us. We are in the process of adopting our formal Web3 cash and digital asset management policies which will dictate the purpose, amount, and cryptographic security procedures of fiat and digital asset transfers among our holding company and global subsidiaries. Historically, one PRC operating entity provided financial support for other entities’ operations by inter-company loans and we have not experienced difficulties or limitations on our ability to transfer fiat cash between mainland subsidiaries. Among our holding company and its subsidiaries, fiat cash is transferred as needed in the form of capital contributions or working capital loans to the PRC subsidiaries, as we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. We believe that there is currently no restriction imposed by the Hong Kong government on the transfer of capital within, into, and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities—a regulatory threshold that invites exceptionally high scrutiny for enterprises transitioning into the digital asset sector. Crucially, to the extent cash or assets in our business are trapped in the PRC or Hong Kong or a PRC or Hong Kong entity, these funds or assets may not be available to fund our decentralized treasury operations or for other use outside of the PRC or Hong Kong due to sudden interventions in or the imposition of stringent restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets cross-border, particularly given the PRC’s sweeping administrative bans on capital flows associated with cryptocurrency activities. As of the date of this annual report, no transfers, dividends, or other distributions of fiat or digital assets have been made to date from our subsidiaries to our holding company in connection with our new strategic focus, nor have we or any of our subsidiaries ever paid dividends or made distributions to U.S. investors to date.

The PRC government imposes strict controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands during the wind-down and divestiture of our legacy business, we may not be able to transfer cash out of China, repatriate liquidation proceeds, or pay dividends in foreign currencies to our global shareholders. Therefore, to the extent legacy fiat cash or historical assets in our business remain trapped in the PRC or Hong Kong or a PRC or Hong Kong entity, these funds or assets may not be available to capitalize our new global digital asset treasury, fund our decentralized finance operations, or be utilized for other uses outside of the PRC or Hong Kong. This is due to sudden interventions in or the imposition of severe restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets cross-border. This risk is profoundly magnified by the fact that the ultimate destination of these repatriated funds is to finance a decentralized cryptocurrency ecosystem, a purpose that directly contravenes the PRC’s sweeping national bans on digital asset activities and capital flows associated with virtual currencies. Such capital controls and restrictions may materially and adversely affect our transition liquidity, business, financial condition, and results of operations, and may result in our inability to successfully complete our strategic pivot or sustain our decentralized expansion strategies.

Notwithstanding the foregoing, there can be no assurance that the PRC government will not impose even more stringent restrictions in the future on our ability to transfer or distribute cash within our legacy PRC subsidiaries or to remit divestiture funds to foreign investors, which could result in an absolute inability or strict legal prohibition on making transfers or distributions outside of China and may fatally undermine our ability to finance our ongoing Web3 operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

Digital Currency X is an exempted company incorporated under the laws of the Cayman Islands. We historically conducted substantially all of our production and sales in China, and substantially all of our assets are located in China. In addition, our executive officers and certain directors are PRC nationals and reside within China for a significant portion of the time. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan and many other jurisdictions. As a result, it may not be possible for investors to serve process upon us or those persons in China, or to enforce against us or them in China, any judgments obtained from non-PRC jurisdictions. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who do not reside in the United States or have substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

If we are a passive foreign investment company (“PFIC”) for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of Class A Ordinary Shares, the U.S. holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Digital Currency X’s PFIC status for its current and subsequent taxable years may depend on its unbooked goodwill as valued based on the projected market value of its equity and whether it qualifies for the PFIC start-up exception. Depending on the particular circumstances, the application of the start-up exception may be subject to uncertainty, and there cannot be any assurance that we will qualify for the start-up exception. Accordingly, there can be no assurances with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Please see the section of this annual report entitled “Taxation-Certain Material U.S. Federal Income Tax Considerations-Passive Foreign Investment Company Rules” for a more detailed discussion with respect to Digital Currency X’s potential PFIC status. U.S. holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of Class A Ordinary Shares.

The IRS may not agree that we should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Although we are incorporated in the Cayman Islands, the IRS may assert that we should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”) For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation if it is created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia. Because we are not so created or organized (but are instead incorporated only in the Cayman Islands), we would generally be classified as a foreign corporation (that is, a corporation other than a U.S. “domestic” corporation) under these rules. Section 7874 of the Code provides an exception under which a corporation created or organized under foreign law may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

As more fully described in the section titled “Taxation-Certain Material U.S. Federal Income Tax Considerations - U.S. Federal Income Tax Treatment of Digital Currency X - Tax Residence of Digital Currency X for U.S. Federal Income Tax Purposes,” based on the rules for determining share ownership under Code Section 7874 and the Treasury regulations promulgated under Code Section 7874 (the “Section 7874 Regulations”), and certain factual assumptions, we are not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Code Section 7874. However, the application of Section 7874 of the Code is complex, is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. tax laws and regulations with possible retroactive effect), and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge our status as a foreign corporation under Code Section 7874 or that such challenge would not be sustained by a court.

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

As more fully described in the section titled “Taxation-Certain Material U.S. Federal Income Tax Considerations - U.S. Federal Income Tax Treatment of Digital Currency X - Utilization of JWAC’s Tax Attributes and Certain Other Adverse Tax Consequences to Digital Currency X and Digital Currency X’s Shareholders,” based on the terms of the Business Combination, the rules for determining share ownership under Section 7874 of the Code and the Section 7874 Regulations (as defined in “Taxation-Certain Material U.S. Federal Income Tax Considerations - U.S. Federal Income Tax Treatment of Digital Currency X - Tax Residence of Digital Currency X for U.S. Federal Income Tax Purposes”), and certain factual assumptions, we are not currently expected to be subject to these rules under Code Section 7874 after the Business Combination. The above determination, however, is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by future changes in such U.S. Treasury regulations, with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge whether we are subject to the above rules or that such a challenge would not be sustained by a court.

However, even if we are not subject to the above adverse consequences under Section 7874, we may be limited in using our equity to engage in future acquisitions of U.S. corporations over a 36-month period following the Business Combination. If we were to be treated as acquiring substantially all of the assets of a U.S. corporation within a 36-month period after the Business Combination, the Section 7874 Regulations would exclude certain shares of ours attributable to the Business Combination for purposes of determining the Section 7874 Percentage (as defined in “Taxation-Certain Material U.S. Federal Income Tax Considerations - U.S. Federal Income Tax Treatment of Digital Currency X - Tax Residence of Digital Currency X for U.S. Federal Income Tax Purposes”) of that subsequent acquisition, making it more likely that Code Section 7874 will apply to such subsequent acquisition.

See “Taxation-Certain Material U.S. Federal Income Tax Considerations - U.S. Federal Income Tax Treatment of Digital Currency X - Utilization of JWAC’s Tax Attributes and Certain Other Adverse Tax Consequences to Digital Currency X and Digital Currency X’s Shareholders” for a more detailed discussion of the application of Code Section 7874 to the Business Combination. Investors in our company should consult their own advisors regarding the application of Code Section 7874 to the Business Combination.

We are an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make its shares of common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, we elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, the financial statements of Digital Currency X may not be comparable to companies that comply with public company effective dates. It cannot be predicted if investors will find Class A Ordinary Shares less attractive because we may rely on these exemptions. If some investors find Class A Ordinary Shares less attractive as a result, there may be a less active trading market for Class A Ordinary Shares and its share price may be more volatile.

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

Our share price has been extremely volatile in the past and may continue to be so in the future. Since our January 1st 2024, our class A ordinary shares has traded at prices ranging from $1.15 and $21.6. (After share merge) The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their class A ordinary shares at or above the price paid for such shares. The market price for our class A ordinary shares may be influenced by many factors, including, but not limited to:

●	actual or anticipated variations in our quarterly or annual financial results and prospects of our company or other companies in the same industry;

●	changes in economic and financial market conditions;

●	the inability to obtain or maintain the listing of our Class A Ordinary Shares on Nasdaq;

●	announcements by us or our competitors of new services, expansions, investments, acquisitions, strategic partnerships or joint ventures;

●	mergers or other business combinations involving us;

●	additions and departures of key personnel and senior management;

●	risks related to the growth of our business;

●	the trading volume of our Class A Ordinary Shares in the public market;

●	the release of lockup, escrow or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	natural disasters, terrorist acts, acts of war or periods of civil unrest;

●	the impact of epidemic and pandemic diseases, such as the COVID-19 pandemic, and governmental responses thereto, on the Company’s business, financial condition and results of operations;

●	changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events; and

●	the realization of some or all of the risks described in this section.

The Nasdaq Capital Market imposes listing standards on our Class A Ordinary Shares that we may not be able to fulfill in the future, thereby leading to a possible delisting of our Class A Ordinary Shares.

Company was listed at Nasdaq Global Market since SPAC.

Company received the notice of delisting due on the market cap issue. Company needs to keep the market cap over 35 million dollars. Company’s share price decreased to 1.15 dollar per share. After 180 days, on February 11, 2025, Company applied the hearing regarding overcome the market cap defect. Company issue new 23 million new shares to acquire Too Express. In the meantime, company issue the 20 times voting power share to keep the control right.

On April 30, 2025 Company received approval from Nasdaq to confirm that Company meet all of the criteria necessary for Nasdaq Capital Market to allow our class A ordinary shares to remain listed. Company’s share started to trade on May 2, 2025 on the Nasdaq Capital Market.

Subsequently, on October 15, 2025, we were notified by Nasdaq that our ordinary shares failed to maintain a minimum bid price of $1.00 over the preceding 30 consecutive business days as required by Nasdaq Listing Rule 5550(a)(2). We successfully regained compliance with this minimum bid price requirement, as confirmed by a notice from Nasdaq on November 18, 2025, after our closing bid price remained at or above $1.00 for 10 consecutive business days.

Shortly thereafter, on December 12, 2025, we received a notification from Nasdaq indicating that we were not in compliance with the minimum Market Value of Listed Securities of US$35 million (“MVLS”) requirement for continued listing on The Nasdaq Capital Market, and that we had a compliance period of 180 calendar days, or until June 10, 2026, to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(C). On January 23, 2026, we received a written notification from the Listing Qualifications Staff of Nasdaq stating that we had successfully regained compliance with the market value of listed securities requirement under Nasdaq Listing Rule 5550(b)(2), as the Staff determined that for the preceding 20 consecutive business days, from December 23, 2025, to January 22, 2026, our market value of listed securities had been $35,000,000 or greater. Although this specific matter is now closed and we successfully retained our Capital Market listing, as a listed company we remain subject to various ongoing listing standards, and we cannot assure you that we will continue to meet these rigorous requirements in the future.

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

Anti-takeover provisions contained in our fourth amended and restated memorandum and articles of association (the “Amended and Restated Memorandum and Articles of Association”), as well as provisions of Cayman Islands law, could impair a takeover attempt and limit the price investors might be willing to pay in the future for the Class A Ordinary Shares and could entrench management.

Our fourth amended and restated memorandum and articles of association (the “Amended and Restated Memorandum and Articles of Association”) contains anti-takeover provisions under Cayman Islands law, which could delay or prevent a change of control. These provisions may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for Digital Currency X’s securities.

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

Our executive officers, directors and their affiliates as a group beneficially own approximately 56.15% of outstanding Class A Ordinary Shares and Class B Ordinary Shares (as defined herein). As a result, these shareholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, any amendment of our Charter and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a semi-annual basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a Cayman Islands exempted company that is listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards, including, but not limited to, board of directors independent requirements, director nomination procedures, compensation committee matters. We are following our home country law instead of the Nasdaq listing rules that require us to obtain shareholder approval for certain dilutive events, such as certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and acquisitions of the stock or assets of another company. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. In addition, we also follow other home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards with respect to the following Nasdaq requirements:

●	Executive Sessions. We will not be required to and, in reliance on home country practice, we may not, comply with certain Nasdaq rules requiring our independent directors to meet in regularly scheduled executive sessions at which only independent directors are present. We will follow Cayman Islands practice which does not require independent directors to meet regularly in executive sessions separate from the full board of directors.

●	Proxy Statements. We will not be required to and, in reliance on home country practice, we may not, comply with certain Nasdaq rules regarding the provision of proxy statements for general meetings of shareholders. We will follow Cayman Islands practice which does not impose a regulatory regime for the solicitation of proxies.

●	Shareholder Approval. We will not be required to and, in reliance on home country practice, we do not intend to, comply with certain Nasdaq rules regarding shareholder approval for certain issuances of securities under Nasdaq Rule 5635. In accordance with the provisions of the Amended and Restated Memorandum and Articles of Association, our board of directors may issue securities in the Company, which may be comprised of whole or fractional shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or other securities in the Company, upon such terms as the directors may from time to time determine.

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

We are a Cayman Islands exempted company structured as a holding company. Until the disposal of our entire interest in Chijet Inc. on March 20, 2026 (the “Disposal”), as further described below under “Recent Development,” we conducted our historical operations in the electric vehicle industry in China through Chijet Inc. and its subsidiaries, including Shandong Baoya. Following the Disposal, we have transitioned our strategic focus to technology and digital asset management. Our principal executive offices are located at Room 1101, 11/F., Capital Centre, 151 Gloucester Road, Wanchai, Hong Kong. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

We were incorporated as an exempt company with limited liability under the laws of the Cayman Islands on June 22, 2022. Our wholly owned subsidiary, Chijet Inc. was incorporated under the laws of the Cayman Islands on July 6, 2021. Until the Disposal on March 20, 2026, Chijet Inc., in turn, indirectly held an over 85% interest in Shandong Baoya. In addition, prior to the Disposal, Chijet Inc. indirectly held an over 60% interest in FAW Jilin.

Our former core operating entity, Shandong Baoya, was founded in 2009 and is one of the earliest companies in China to engage in the research and development, production and sales of new energy vehicles. Our former subsidiaries, which were disposed of as part of the Disposal, mainly included Baoya New Energy Automobile R&D Institution (Yantai) Co., Ltd., Baoya New Energy Automobile Sale (Yantai) Co., Ltd., Xiangyang Yazhi New Energy Automobile Co., Ltd. (“Xiangyang Yazhi”), Xiangyang Yazhi New Energy Automobile Sale Co. Ltd., Bijie Yabei New Energy Automobile Co., Ltd. (“Bijie Yabei”), Dezhou Yitu New Energy Automobile Co., Ltd., Dezhou Yarui New Energy Automobile Co., Ltd (“Dezhou Yarui”), Baoya New Energy Automobile R&D (Xiangyang) Co., Ltd. In 2019 we acquired our interest in FAW Jilin. Our former primary operating entities were Shandong Baoya, and Shandong Baoya’s subsidiary, FAW Jilin. FAW Jilin had a subsidiary named FAW Jilin Automobile Sale Co., Ltd. and a branch named Shandong Branch of FAW Jilin.

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

In preparation for listing our securities on the Nasdaq Stock Market through a merger with a Special Purpose Acquisition Company (“SPAC”) traded on Nasdaq, we completed a reorganization in June 2023, which involved the following preliminary steps:

●	On July 2, 2021, Chijet Inc. was established under the laws of the Cayman Islands.

●	On July 12, 2021, Baoya Technology Holdings Limited was incorporated in British Virgin Islands as a wholly-owned subsidiary of Chijet Inc.

●	On July 28, 2021, Baoyaev Group Limited was incorporated in Hong Kong as a wholly-owned subsidiary of Baoya Technology Holdings Limited.

●	On October 21, 2021, Baoya New Energy (Shandong) Co., Ltd. (“WFOE”) was established in the PRC as a wholly-owned subsidiary of Baoyaev Group Limited.

By June 3, 2022, Chijet Inc. acquired a 85.172% stake in Shandong Baoya through its wholly-owned subsidiary WFOE via the following transactions: (1) WFOE acquired 17.245% stake in Shandong Baoya from two shareholders by the issuance of 1,795,977 of our ordinary shares issued by Chijet Inc.; and (2) WFOE acquired 67.927% stake in Shandong Baoya from seven shareholders (the “Sellers”), individual and institutional, for total consideration of Renminbi (“RMB”)7. Upon the Baoya New Energy (Shandong) Co., Ltd.’s transaction, all seven shareholders entered into a voting agreement to vote consensually concerning operating and development matters of Chijet Inc. and its subsidiaries. Given no change in control, the transaction was accounted for as business combination under common control.

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

Our website is https://1957413.ir365connect.com/. The information on our website is not incorporated by reference into this annual report.

As used in this annual report, the terms “we,” “us,” “our,” “Digital Currency X” and “the Company” refer to Digital Currency X Technology Inc. and its subsidiaries. It should be noted that following the Disposal of Chijet Inc. on March 20, 2026, Chijet Inc. and its subsidiaries ceased to be subsidiaries of the Company. Therefore, unless the context indicates otherwise, descriptions of the automotive business, its operations, assets, and liabilities relate to a business that we no longer own.

On October 25, 2022, Digital Currency X entered into a business combination agreement (the “Business Combination Agreement”) with Jupiter Wellness Acquisition Corp. (“JWAC”), a Delaware corporation, Chijet Inc., certain sellers described in the Business Combination Agreement, Mu Hongwei in the capacity as the Seller Representative thereunder and Chijet Motor (USA) Company, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Digital Currency X (the “Business Combination”). Pursuant to the Business Combination Agreement, among other things, (a) we acquired all of the issued and outstanding capital shares of Chijet Inc. held by the Sellers in exchange for ordinary shares of Digital Currency X., and any shares Chijet Inc. held in Digital Currency X were surrendered for no consideration, such that Digital Currency X became a wholly-owned subsidiary of Digital Currency X and the Sellers become shareholders of Digital Currency X (referred to as the Share Exchange); and immediately thereafter (b) the Merger Sub merged with and into JWAC, with JWAC continuing as the surviving entity and a wholly-owned subsidiary of Digital Currency X.

On the closing date of the Business Combination Agreement, we made the following securities issuances to JWAC’s and certain specified securityholders: (i) each outstanding share of the JWAC Common Stock, which was held by JWAC’s public stockholders were exchanged for (1) one Digital Currency X class A ordinary share, (totaling approximately 43,357 class A ordinary shares), and (2) one private contingent value right of Digital Currency X; (ii) each outstanding share of JWAC Class B Common Stock was converted into JWAC Common Stock and likewise exchanged for the right to receive115,000 class A ordinary shares (following which exchange all of the JWAC Common Stock JWAC Class B Common Stock were cancelled and ceased to exist); (iii) the registered holder of each outstanding right to receive one-eighth (1/8) of one share of JWAC Common Stock, which thereby provided such holder with the right to receive one share of JWAC Common Stock (the “JWAC Rights”) upon holding eight of such JWAC Rights, was issued the number of full shares of JWAC Common Stock to which such holder of JWAC Rights was eligible, and which were exchanged for the equivalent number of our class A ordinary shares, (such JWAC Rights were converted into 57,500 class A ordinary shares; (iv) each share of JWAC Common Stock which was not held by JWAC’s public stockholders was exchanged for one of our class A ordinary share (consisting of privately placed JWAC Common Stock and JWAC Common Stock issued for JWAC’s privately placed rights) as well as shares issued privately to Chijet Inc. directors and for expenses( which consisted of 50,121 class A ordinary shares; and (v) the privately placed warrant of Greentree Financial Group Inc. (“Greentree”) was exchanged for an equivalent warrant exercisable into 166,667 class A ordinary shares, which was partially exercised thereon for 8,333 shares. We also issued warrants (the “Representative Warrant”) to I-Bankers as representative of the underwriters in connection with the JWAC’s initial public offering (the “JWAC IPO”), consisting in the aggregate Representative Warrants to purchase 13,800 shares of Class A common stock of JWAC (the “JWAC Common Stock,”) exercisable at $360.00 per share for five years. The Representative Warrant was exchanged for an equivalent warrant exercisable into 13,800 class A ordinary shares.

The following information regarding PRC licenses and permissions relates to our former subsidiaries, which were disposed of on March 20, 2026, and is presented for historical context only. This information is not representative of our current operations. As of the date of this annual report, we and our former PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals that are material for the business operations currently conducted in China, and have not been subject to any penalties or other disciplinary action from any PRC authority for the failure to obtain or the insufficiency of any license, permission or approval in connection with the conduct of our business operations. We have not been denied by any PRC authority with respect to the application of any requisite permissions by us or our former PRC subsidiaries. Apart from the business licenses held by each of our former PRC subsidiaries, the following table provides details on the material licenses and permissions held by our former PRC subsidiaries. However, if we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Recipient	Governmental Permits	Issued by	Issuance Date	Expiration Date
FAW Jilin	The Access for Road Vehicle Manufacturing	The Ministry of Industry and Information Technology (“MIIT”)	2004	Long-term without an expiration date(Paused until the corrective actions are completed)

FAW Jilin	Pollutant Discharge Permit	Jilin City Ecological Environment Bureau	01/12/2023	01/11/2028

FAW Jilin	Approval of Environmental Impact Report for the Project of Yantai Manufacturing Base of FAW Jilin on New Energy Vehicles	Branch of Yantai Ecological Environment Bureau in Economic and Technological Development Zone	10/27/2020	Long-term without an expiration date

FAW Jilin	Filing-for-Record on Hazardous Waste	Jilin City Ecological Environment Bureau	01/06/2022	Long-term without an expiration date

FAW Jilin	Record Registration of Consignee and Consignor of Import and Export of Goods	Jilin Customs	02/20/2020	07/31/2068 (Paused)

Xiangyang Yazhi	Pollutant Discharge Permit	Branch of Xiangyang Municipal Ecological Environment Bureau in Xiangyang Hi-tech Industry Development Zone	07/25/2023	07/24/2028

The chart below summarizes our corporate structure as of the date of this annual report:

Note: On March 20, 2026, the Company completed the disposal of its entire interest in Chijet Inc. and its subsidiaries. As a result, the entities previously comprising our automotive business are no longer part of our corporate structure.

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

On April 28, 2025, we closed a transaction where 23,255,814 class A ordinary shares (“Company Shares”) were issued as the purchase price for our acquisition of the 80% equity interests (the “TE Shares”) in Too Express Group Inc. Pursuant to a Future Rights Agreement delivered at the closing, if the shareholder equity of the Company as of June 30, 2025 is a negative number, the Company shares shall be forfeited and the TE Shares shall be returned to the original sellers of the TE Shares. Our board of directors concluded that the conditions for the forfeiture of the Company Shares under the Future Rights Agreement had been met and as such, the Company Shares were forfeited, retired and cancelled as of August 1, 2025. We entered into an agreement with the original sellers of the TE shares regarding the return of the TE shares, pursuant to the terms of the future rights agreement.

On April 30, 2025, we were notified by Nasdaq that our application to transfer the listing of our class A ordinary shares from the Nasdaq Global Market to the Nasdaq Capital Market was approved. Our securities began trading on the Nasdaq Capital Market on May 2, 2025.

On September 2, 2025, the Company entered into a placement agency agreement (“Placement Agency Agreement”) with Maxim Group LLC (“Maxim” or the “Placement Agent”) and securities purchase agreement with certain investor named therein in connection with the offer and sale of (i) 13,560,000 class A ordinary shares, par value US$0.003 per share of the Company and (ii) ordinary warrants (each an “Ordinary Warrant” and collectively, the “Ordinary Warrants”) to purchase up to 13,560,000 class A ordinary shares at an initial exercise price of $0.59 per share, at a combined public offering price of US$0.59 per share and accompanying Ordinary Warrants. Pursuant to the Placement Agency Agreement, the Company also agreed to issue to the Placement Agent certain warrants to purchase up to 678,000 class A ordinary shares as part of the compensation payable to the Placement Agent in connection with this Offering (the “Placement Agent Warrants”). The Placement Agent Warrants are in substantially similar form to the Ordinary Warrants.

On September 5, 2025, the Company issued a total of 640,850 class A ordinary shares, par value $0.003 per share, to the holders of contingent value rights (“CVRs”) on record as of July 22, 2025, on a pro rata basis. This issuance was triggered because certain earnout milestones set forth in the Business Combination Agreement, dated October 25, 2022, were not achieved for the calendar year ended December 31, 2024. Consequently, two shareholders of the Company, Euroamer Kaiwan Technology Company Limited and Chijet Holdings Limited, surrendered an aggregate of 640,850 class A ordinary shares (the “Earnout Shares”) to the Company for cancellation. Pursuant to the terms of the Business Combination Agreement, the Company was required to issue an equivalent number of class A ordinary shares to be allocated among the qualifying CVR holders. Based on a total of 1,300,706 issued and outstanding CVRs at the time of the distribution, each CVR entitled its holder to receive 0.492694 class A ordinary shares. In accordance with the distribution terms, any qualifying CVR holder who would have otherwise been entitled to a fraction of a class A ordinary share (after aggregating all fractional shares issuable to such person) had their issuance rounded down in the aggregate to the nearest whole share.

On September 24, 2025, the Company’s shareholders voted and approved at the annual general meeting that the Company shall undertake an up to 100 for 1 share consolidation of the issued and unissued shares of the Company (the “Range”), such that (i) every up to one hundred (100) class A ordinary shares of a par value of US$0.003 each be consolidated into one (1) class A ordinary share with a par value of not more than US$0.3 each, and (ii) every up to one hundred (100) class B ordinary shares of a par value of US$0.003 each be consolidated into one (1) class B ordinary share with a par value of not more than US$0.3 each (the “Share Consolidation”), with the exact ratio to be set at a whole number within the Range to be determined by the board of directors of the Company in its sole discretion and such Share Consolidation to be further implemented and effected by the board of directors of the Company. The board of directors of the Company has further resolved to implement a one hundred (100)-for-one (1) share consolidation of its issued and unissued ordinary shares, which became effective on November 3, 2025, and adjusted the par value per share from US$0.003 to US$0.30. Subsequently, on December 24, 2025, the Board of Directors approved a 12-for-1 share consolidation, which became effective on January 22, 2026. This further adjusted the par value per share from US$0.30 to US$3.60.

On September 24, 2025, the Company’s shareholders voted and approved at the annual general meeting that subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands (the “Cayman Registrar”), the name of the Company be changed from “CHIJET MOTOR COMPANY, INC.” to “Digital Currency X Technology Inc.”, with effect from the date of the certificate of incorporation on change of name to be issued by the Cayman Registrar. At the opening of trading on December 10, 2025, the class A ordinary shares of CHIJET MOTOR COMPANY, INC. (NASDAQ: CJET) began trading on the Nasdaq Capital Market under the new name “Digital Currency X Technology Inc.” and new ticker symbol “DCX.”

On October 15, 2025, we were notified by Nasdaq that our ordinary shares failed to maintain a minimum bid price of $1.00 over the preceding 30 consecutive business days as required by Nasdaq Listing Rule 5550(a)(2). We successfully regained compliance with this minimum bid price requirement, as confirmed by a notice from Nasdaq on November 18, 2025, after our closing bid price remained at or above $1.00 for 10 consecutive business days.

On October 26, 2025, the Company entered into a Securities Purchase Agreement (the “Original Agreement”) with certain investors. Under the Original Agreement, the purchasers agreed to subscribe for, and the Company agreed to issue and sell, an aggregate of US$300,000,000 of units (the “Units”) with each Unit consisting of one ordinary share, par value of US$0.003 per share of the Company and three warrants (the “Warrants”), at a purchase price of US$0.1 per Unit. The Warrants have an exercise price of $0.12 per share (subject to adjustment as set forth in the Warrants), are exercisable on or after October 26, 2025 and will expire three (3) years after that date. Subsequent to the execution of the Original Agreement, on November 3, 2025, the Company completed a 100-for-1 consolidation of its issued and unissued Ordinary Shares, resulting in an increase in the par value of each Ordinary Share from US$0.003 to US$0.3. Pursuant to Cayman Islands law, shares cannot be issued at a price below their par value. Consequently, the original per Unit purchase price of $0.1 specified in the Original Agreement became invalid. To address this, on November 25, 2025, the Company and the purchasers entered into a Supplemental Agreement to Securities Purchase Agreement (the “Supplemental Agreement”), which replaced the relevant terms in the Original Agreement (the “Private Placement”). Pursuant to the Supplemental Agreement, the purchase price per Unit was increased from US$0.1 per Unit to US$1.27 per Unit, the total number of Units to be issued by the Company to purchaser was reduced from 30,000,000 Units to 23,622,047 Units, calculated as US$30,000,000 aggregate investment divided by US$1.27 per Unit, and the exercise price for each Warrant was increased from US$0.12 per ordinary share to US$1.40 per ordinary share.

On November 25, 2025, the Company entered into securities purchase agreements with certain investors for the purchase and sale of (i) 1,311,855 class A ordinary shares, par value US$0.3 per share, and (ii) Pre-Funded Warrants to purchase 7,149,675 class A ordinary shares (the “Pre-Funded Warrants” and each a “Pre-Funded Warrant”), exercisable at an initial exercise price of US$0.001 per share. Each class A ordinary share is offered at an offering price of US$1.30 per share, and each Pre-Funded Warrant is offered at an offering price of $1.299 each.

On December 12, 2025, we received a notification from Nasdaq indicating that we were not in compliance with a minimum Market Value of Listed Securities of US$35 million (“MVLS”) for continued listing on The Nasdaq Capital Market (the “MVLS Requirement”), and that the Company has a compliance period of one hundred eighty (180) calendar days, or until June 10, 2026, to regain compliance with Nasdaq’s MVLS Requirement pursuant to Nasdaq Listing Rule 5810(c)(3)(C).

On December 22, 2025, the Company held an extraordinary general meeting of shareholders at which our shareholders approved to increase the Company’s authorized share capital from US$30,000,000.00 divided into 100,000,000 shares of a par value of US$0.3 each, comprising (a) 99,820,000 class A ordinary shares of a par value of US$0.3 each and (b) 180,000 class B ordinary shares of a par value of US$0.3 each, to US$3,000,000,000.00 divided into 10,000,000,000 shares of a par value of US$0.3 each, comprising (a) 9,982,000,000 class A ordinary shares of a par value of US$0.3 each and (b) 18,000,000 class B ordinary shares of a par value of US$0.3 each, by the creation of additional 9,882,180,000 class A ordinary shares and 17,820,000 class B ordinary shares, with immediate effect (the “Share Capital Increase”). In conjunction with this comprehensive Share Capital Increase, the shareholders granted explicit discretionary authority to the board of directors to implement one or more share consolidations of our ordinary shares over a period of up to two years from the date of the meeting. Under this authorization, the board of directors is empowered to determine the exact timing, implementation, and specific consolidation ratios at its absolute discretion, provided that the cumulative consolidation ratio across all such actions shall not exceed 3000:1, and any fractional shares resulting from such consolidations will be rounded up to the nearest whole share to facilitate administrative efficiency.

In 2025, we expanded our digital currency information ecosystem with the launch of DexTrader (accessible at https://dextrader.ai/), an on-chain data and information service platform. DexTrader is designed to provide global cryptocurrency traders with real-time, comprehensive data insights and analytical tools pertaining to decentralized exchanges (DEXs). As of the date of this annual report, DexTrader remains in its early operational phase and has not yet generated any revenues. We are currently focused on user acquisition and product optimization, and there can be no assurance as to when, or if, the platform will become a revenue-generating business.

Recent Development

Nasdaq continued listing compliance

On January 23, 2026, we received a written notification (the “January Notice”) from the Listing Qualifications (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”), that it has regained compliance with the market value of listed securities requirement under Nasdaq Listing Rule 5550(b)(2) (the “Rule”). The Company was previously notified on December 12, 2025 by the Staff that it had failed to maintain a minimum market value of listed securities of $35,000,000 over the previous 30 consecutive business days as required by the Rule. The January Notice stated that the Staff has determined that for the last 20 consecutive business days, from December 23, 2025 to January 22, 2026, the Company’s market value of listed securities has been $35,000,000 or greater. Accordingly, the Company has regained compliance with the Rule and this matter is now closed.

Disposal of Automotive Business

On March 18, 2026, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with Drivepoint Holdings Ltd., a limited liability company incorporated in the Cayman Islands. Pursuant to the Share Purchase Agreement, the Company conditionally agreed to sell, and the purchaser conditionally agreed to acquire, Chijet Inc., through the sale and purchase of the entire issued share capital of Chijet Inc. at a consideration of US$1.00 in cash, subject to the terms and conditions of the Share Purchase Agreement (the “Disposal”). On March 20, 2026, the Company completed the disposal of Chijet Inc. The Disposal is part of the Company’s strategic transition away from its legacy electric vehicle manufacturing business, which has experienced intense industry competition, supply chain challenges, and cumulative losses exceeding US$100 million. Following a comprehensive strategic review, the Company’s board of directors determined that divesting Chijet Inc. would allow the Company to eliminate a loss-making operation, improve its financial position, and focus resources on its new core business in technology and digital asset management. The Company believes that the Disposal will enhance its ability to achieve sustainable profitability, support the growth of new technology-driven business lines, and facilitate ongoing compliance with Nasdaq listing requirements. The Disposal has been approved by the board of directors of the Company and the closing has occurred. Upon Closing, the Company ceased to hold any interest in Chijet Inc. Accordingly, Chijet Inc., together with its subsidiaries, have ceased to be subsidiaries of the Company and are no longer be consolidated into the financial statements of Company from the date of the Disposal onward. The historical financial results of the disposed business for the periods presented in this annual report have been classified as discontinued operations in our consolidated financial statements.

4B. Business Overview

Important Note Regarding the Disposal of Automotive Business

On March 20, 2026, subsequent to the fiscal year ended December 31, 2025, the Company completed the disposal of its entire electric vehicle business through the sale of its wholly-owned subsidiary, Chijet Inc. (the “Disposal”). Consequently, the Company is no longer engaged in the research, development, production, or sale of new energy vehicles. The following description of the automotive business, its products, operations, technologies, and market relates exclusively to the historical business conducted during the fiscal year ended December 31, 2025, and prior periods. This business is no longer part of our ongoing operations. Following the Disposal, the Company has shifted its strategic focus to technology and digital asset management.

During the fiscal year ended December 31, 2025, we were engaged in the research and development, production and sales of new energy vehicles (“NEVs”). NEVs referred to plug-in electric vehicles including battery electric vehicles, plug-in hybrid (PHEV) electric vehicles and fuel cell electric vehicles. Our mission in this former business was to produce vehicles with efficient exhaust emissions, improve air quality, and benefit users and the environment. We operated this business through our then-subsidiaries, as described below.

Our former core operating entity, Shandong Baoya New Energy Vehicle Co., Ltd., or Shandong Baoya, was founded in 2009 and was one of the earliest companies in China to engage in the research and development, production and sales of new energy vehicles. Our former subsidiaries mainly included Baoya New Energy Automobile R&D Institution (Yantai) Co., Ltd., Baoya New Energy Automobile Sale (Yantai) Co., Ltd., Xiangyang Yazhi, Xiangyang Yazhi New Energy Automobile Sale Co. Ltd., Bijie Yabei, Dezhou Yitu New Energy Automobile Co., Ltd., and Dezhou Yarui, Baoya New Energy Automobile R&D (Xiangyang) Co., Ltd. In 2019 we acquired our interest in FAW Jilin Automobile Co., Ltd., which we refer to as “FAW Jilin.” Our former primary operating entities were Shandong Baoya, FAW Jilin.

Our former main business included the design and development, production, sales, after-sales service and export of new energy vehicles and vehicle parts. Our former passenger vehicles included small cars, sedans and sports utility vehicles, or SUVs, and our commercial vehicles include light trucks and vans. Our former automobile industry group provided products and services to the entire value chain for our vehicles including R&D, manufacturing, sales and product services.

Our former manufacturing process used intelligent manufacturing ecosystems, which focused on efficiency in planning, R&D, supply chain management, manufacturing, quality, and logistics.

Our two former core operating entities, Shandong Baoya and FAW Jilin produced new energy vehicles and traditional fuel vehicles. After more than 40 years of development and operations, FAW Jilin had sold millions of vehicles in China and had established its place as one of the leaders in the popularization of light and small vehicles in China.

Our Former Vehicles

Our former vehicle production lines included three platforms: the A-class electric car platform, referred to as FBS; the hybrid A-class SUV platform, referred to as RSS; the electric commercial vehicle platform, referred to as TVS; and the micro electric vehicle platform, referred to as FAS. We manufactured a variety of passenger vehicles (with the names R7, R8, R9), trucks (with the names T80, T90), passenger cars (the V80) and special sanitation vehicles and ambulances.

Our former vehicles included technological innovations and breakthroughs which we had made (with our development partners), and these technologies included: (1) in-wheel motors, (2) solid-state batteries, (3) smart cockpits and (4) domain controllers.

Our Former Power Solutions

Our former power supply solutions offered super charging mode and fast power changing mode. The super charging mode was designed to match the public fast charging pile and 4C fast charging battery system to achieve a charge of 200KM in up to 10 minutes, thus helping solve the problem of battery life anxiety. Prior to the Disposal, we were in contact with Zhongchuang Xinhang (6C scheme), Lanjun Ruipu (4C scheme), Yiwei Lithium Energy (4C scheme) and other enterprises to lay the framework for battery charging services and related components. In the electricity exchange mode we had planned to cooperate with Aodong New Energy and Xiexin New Energy to realize quick exchange in small areas through a modular platform battery system for battery exchanges. All such plans and contacts were part of the disposed business.

Historical Sales, Advertising and Marketing

We advertised through multimedia such as television, Internet, and print. Our marketing aimed to put the pursuit of customer satisfaction first, provide customers with a more convenient way to purchase cars through widely distributed distribution channels; narrow the distance with consumers through auto shows, road shows, and tour exhibitions, as well as through media public relations manuscript reports, WeChat public account, official website, Vlog and personal WeChat Moments spread product image and performance.

Historical Strategic Cooperation

We had signed strategic cooperation agreements with Ruidong New Energy Technology Co., Ltd. to develop on board equipment to carry out the integration and development of a new energy hybrid power system in order to improve product endurance and other performance indicators.

Historical Technology Research and Development

We cooperated with Yantai University, Hunan University Wuxi Intelligent Control Research Institute, Beijing Welion New Energy Technology Co., Ltd., CRRC Corporation Limited, Nantong Ruidong New Energy Technology Co., Ltd. and other scientific research institutes.

Prior to the Disposal, we believed the research and development capability of our automotive business was one of its principal competitive strengths. The business had invested a significant amount of resources in research and development and had built a team focused on engineering. All R&D personnel and activities described herein were part of the disposed business. As of December 31, 2025, the business had research and development engineers and R&D data processing staff. Its research and development activities were conducted at Jilin Office.

Our research and development expenses were US $0.59 million, US$1.48 million, and US$8.40 million in the years ended December 31, 2025, 2024, and 2023, respectively.

Historical Intellectual Properties

The former automotive business maintained and protected the intellectual property related to its vehicles. As part of the Disposal, substantially all of this intellectual property was transferred with the sale of Chijet Inc. As of the date of this annual report, the disposed business held a portfolio of 87 granted patents, including 4 invention patents, 55 utility model patents, 28 appearance patents, 0 pending patents and 0 granted trademarks in the PRC.

Historical Customers

The customers of our former business consisted of distributors, online car-hailing and other private market customers, supplemented by government and group procurement.

Historical Delivery of Vehicles

The former business sold and distributed its products through three modes: distribution (dealer sales), direct sales (factory sales and direct sales stores) and overseas agency sales. Domestic sales of commercial vehicles were mainly delivered by land (road) transportation, and international sales were mainly by maritime transportation.

A substantial portion of the former business’s sales was attributable to a limited number of long-term customers. Its top customers (which each accounted for 10% or more of its sales in each period) together accounted for 54%, 22%, and 22%, respectively, of its total sales for the fiscal years ended December 31, 2025, 2024, and 2023.

The following table sets forth for the periods indicates the geographic breakdown of the former business’s sales by the region where purchase orders were originated.

Regions	Fiscal Year 2025		Fiscal Year 2024		Fiscal Year 2023
In thousand USD	Sales	%of Total Sales	Sales	%of Total Sales	Sales	%of Total Sales
Mainland China	$845	58.5%	$4,804	69.5%	$9,185	96.9%
Africa	$593	41.0%	$-	-%	$-	-%
Central Asia	$7	0.5%	$-	-%	$-	-%
Latin America	$-	-%	$1,738	25.1%	$163	1.7%
Oceania	$-	-%	$352	5.1%	$78	0.8%
Europe	$-	-%	$21	0.3%	$57	0.6%
Total	$1,445	100%	$6,915	100%	$9,483	100%

The former business was focused on strengthening its relationships with large customers. Its customers looked to it for a reliable source of supply. For each key customer, it appointed an account manager complemented by a product development team. The former business had plans to expand its sales channels, including enlarging overseas sales.

Historical Manufacturing, Supply Chain

The former business had more than four hundred existing suppliers, and related contracting parties, located domestically and internationally. The majority of its supply base was located in China, which was believed to be beneficial as it enabled the business to acquire supplies more quickly and reduced the risk of delays related to shipping and importing. It had developed close relationships with several key suppliers. It obtained systems, components, raw materials, parts, manufacturing equipment and other supplies and services from suppliers which it believed to be reputable and reliable. Similar to other global major automobile manufacturers, it followed its internal process to source suppliers taking into account quality, cost and timing. It had a part quality management team which was responsible for managing and ensuring that supplies met quality standards.

The key components and materials of its vehicles included batteries, drive motors and vehicle specification chips. It sourced these components and raw materials from outside sources. It did not typically enter into binding master supply agreements with its major suppliers but it provided its suppliers quarterly forecasts which generally covered product specifications, quantities and delivery terms. These forecasts served as an indication of the size and key components of its order, and neither party was committed to supply or purchase any products until a firm purchase order was issued. It purchased its components and materials based on forecasts from its customers as well as its own assessments of its customers’ needs. Its rolling forecasts were generally made three months in advance and updated monthly.

In order to reduce its component and raw material costs and its dependence on any one supplier, it generally developed compatible components and raw materials and purchased its components and raw materials from more than one source. However, it sourced the key components and raw materials from a limited group of suppliers in order to ensure timely supply and consistent quality. It performed periodic evaluations of its component and raw material suppliers based on a number of factors, including the quality and cost of the materials, delivery and response time, the quality of the services and the financial health and management of the suppliers. It maintained a strategic relationship with many of its key material suppliers, and it generally maintained a component and raw material inventory sufficient for approximately 2-8 days.

Two suppliers accounted for 22% and 6% of the former business’s total purchase of raw materials for the fiscal year ended December 31, 2025. For the fiscal year ended December 31, 2024, two suppliers accounted for 75% and 4% of its total purchases of raw materials. Two suppliers accounted for 38% and 7% of its total purchases of raw materials for the fiscal year ended December 31, 2023.

Historical Quality Control

FAW Jilin as a production base had passed the IATF16949 quality management system audit, IATF certificate number: 0362398. Its quality control requirements were set according to IATF16949:2016 “Quality Management System Requirements for Automobile Production Parts and Service Parts Organization”, “Compulsory Product Certification Implementation Rules-Automobile”, “Compulsory Product Certification Implementation Rules-Automotive Interior” and other requirements to perform quality control.

The former business maintained quality control standards and documentation, including a first-level quality control document “Quality Manual”, and 166 quality control standards and procedures relating to management support processes, product birth process, mass production process, and sales service process.

Its supplier quality management included carrying out quality review of its supplier access, process optimization, elimination and exit support through supplier system audit, product audit, process audit, and other functions.

Material Contracts

Set forth below is a summary of all material agreements to which our former subsidiaries were a party entered into within the preceding three fiscal years. These agreements were obligations of the subsidiaries that were sold as part of the Disposal. The Company believes that upon the closing of the Disposal, it was released from any direct or indirect obligations under these agreements, the liabilities of which were transferred to the purchaser. However, there can be no assurance that the Company will not be subject to future claims in connection with these historical agreements.

Loan Agreement with Yantai Guofeng Investment Holdings Groups Co., Ltd.

On December 9, 2019, Shandong Baoya entered into a loan agreement Yantai Guofeng Investment Holdings Group Co., LTD (“Yantai Guofeng”), an affiliate of the Company. The loan is part of a broader initiative supported by local government entities to promote new energy vehicle projects in the region. The principal of the loan is RMB1.5 billion (approximately US$205.50 million), to be paid in specific installments based on project milestones, including an initial RMB450 million (approximately US$61.65 million) to facilitate the mixed capital increase project for FAW Jilin and remaining RMB1.05 billion (approximately US$143.85 million) to be paid pursuant to the capital increase schedules. The loan has a 6.5% annual interest rate, with repayment obligations structured based on the progress and outcomes of the vehicle production project. Additionally, the agreement includes clauses for automatic termination under certain conditions, such as failure to meet certain project-related development commitments. Pursuant to the loan agreement, if Shandong Baoya meets certain development conditions, part of the loan could be waived and converted to a government subsidy, including interest on such portion. By December 31, 2021, a total of US$104.12 million (RMB760 million) of the principal amount has been converted to government subsidies because the initial conversion criteria have been satisfied. The remaining criteria include, but are not limited to, achieving the first phase of mass production and reaching the prescribed production and sales numbers of vehicles. For the year ended December 31, 2025, no principal amount has been converted to government subsidies. As of April 30, 2026, the outstanding principals and interests were US$156.00 Million. As of December 31, 2025, Shandong Baoya was notified that Yantai Guofeng has transferred its creditor’s rights in Shandong Baoya to Yantai Public Transportation Co., Ltd (“Yantai Trans”). On February 10, 2025, Yantai Trans filed an application for property preservation with the Yantai Intermediate Court, which resulted in the sealing up of Shandong Baoya’s land use right. The net value of the sealed up land use right was US$26.18 million as of December 31, 2025.

The loan agreement remained in force and both parties continued to uphold its terms as of the date of this annual report. This agreement was an obligation of Shandong Baoya, which was sold as part of the Disposal. See “Item 13. Defaults, Dividend Arrearages and Delinquencies”, which are included in this annual report for more details of the loan agreement.

Loan Agreements between FAW Finance Co. Ltd., China FAW Corporation Limited and FAW Jilin Automobile Co., Ltd., dated January 29, 2019, May 20, 2019, August 29, 2019, October 29, 2019, November 27, 2019, December 13, 2019, respectively, Loan Extension Agreement, dated January 23, 2020 and the Supplementary Agreement to the Loan Agreements dated on May 20, 2020

FAW Jilin, China FAW Corporation Limited (the minority shareholder of FAW Jilin) and its affiliate, FAW Finance Co., Ltd have entered into a series of working capital loan agreements in the amount of RMB700 million (approximately US$95.90 million) on January 29, 2019, in the amount of RMB350 million (approximately US$47.95 million) on May 20, 2019, in the amount of RMB150 million (approximately US$20.55 million) on August 29, 2019, in the amount of approximately RMB270 million (approximately US$36.95 million) on October 29, 2019, in the amount of approximately RMB188 million (approximately US$25.73 million) on November 27, 2019, in the amount of approximately RMB87.4 million (approximately US$11.98 million) on December 13, 2019, each of the loans bears an annual interest rate of 3.915% with a term of one year. On January 23, 2020, the loan in the amount of RMB 700 million was extended for 12 months. On May 20, 2020, the parties have entered into a supplement agreement to the loan agreements, pursuant to which, FAW Jilin agreed to make four installment payments of US$39.44 million (RMB 287.87 million), each for the remaining principal balance and pledged certain land use rights, buildings, machinery and equipment, mold and tooling and other logistic equipment of FAW Jilin. FAW Jilin failed to make the payments on November 1, 2022, November 1, 2023, November 1, 2024, and November 1, 2025. As of April 30, 2026, the aggregate outstanding principals and interests under such loans were US$206.97 million.

These agreements were obligations of FAW Jilin, which was sold as part of the Disposal. See “Item 13. Defaults, Dividend Arrearages and Delinquencies” for more details and current status of the loan agreements.

Principal Creditor’s Rights and Maximum Mortgage Contract between FAW Finance Co. Ltd. and FAW Jilin Automobile Co., Ltd., dated May 20, 2019 and Maximum Mortgage Contract between FAW Finance Co. Ltd. and FAW Jilin Automobile Co., Ltd., dated November 21, 2019

In connection with the foregoing loan agreements among FAW Jilin, China FAW Corporation Limited (the minority shareholder of FAW Jilin), and its affiliate, FAW Finance Co., Ltd., FAW Jilin and FAW Finance Co., Ltd. entered into a principal creditor’s rights and maximum mortgage contract on May 20, 2019, and a maximum mortgage contract on November 21, 2019. Pursuant to this, FAW Jilin has pledged land use rights and property to secure creditor’s rights in the amount of approximately US$58.94 million, with a creditor’s rights determination period from May 21, 2019 to May 21, 2024. Additionally, it pledged its equipment to secure creditor’s rights in the amount of approximately US$19.29 million, with a creditor’s rights determination period from June 1, 2019 to June 1, 2024.

These agreements related to obligations of FAW Jilin, which was sold as part of the Disposal. See “Item 13. Defaults, Dividend Arrearages and Delinquencies” for more details and current status of these agreements. Also see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business and Industry - We are in breach of certain loan agreements and may become in breach of other loan agreements in the future. If lenders enforce the pledge on certain of our properties, our business operation may be disrupted, and our business, financial condition, results of operations and prospects could be materially and adversely affected.”

Mortgage Guarantee Contract of Building and Land among Xiangyang Yazhi, Lender A and Lender B, dated June 20, 2023, and Mortgage Guarantee Contract of Equipment among Xiangyang Yazhi, Lender A and Lender B, dated June 20, 2023

In connection with two loan agreements and related promissory note, commitment letter, creditor’s rights investment agreement, and guarantee letters among Xiangyang Yazhi, Lender A, and Lender B, Xiangyang Yazhi, Lender A, and Lender B entered into a mortgage guarantee contract for building and land dated June 20, 2023, and a mortgage guarantee contract for equipment dated June 20, 2023, respectively. Pursuant to the mortgage agreements, Xiangyang Yazhi pledged its machinery and equipment, a building with an area, and a parcel of land use right, located in Xiangyang City, China, to the lenders to secure the loans with the principal amount of approximately US$99.33 million (RMB 694.60 million).

These agreements related to obligations of Xiangyang Yazhi, which was sold as part of the Disposal. See “Item 13. Defaults, Dividend Arrearages and Delinquencies” for more details and current status of these agreements. Also see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business and Industry - We are in breach of certain loan agreements and may become in breach of other loan agreements in the future. If lenders enforce the pledge on certain of our properties, our business operation may be disrupted, and our business, financial condition, results of operations and prospects could be materially and adversely affected” and “We may face significant challenges in securing on acceptable terms for a substantial part of the government grants, loans, and other incentives for which we apply. We have not been, and may continue to be, unable to convert any existing loans into government grants and subsidies we have applied for. We have failed to meet certain conditions of our existing loans and may not be able to meet the conditions of other loans. This poses a material risk to our financial stability and may materially and adversely impact our business, financial results and future prospects.”

Token Staking Agreement between Company and EdgeAI Foundation, dated January 6, 2026

On January 6, 2026, the Company entered into a token staking agreement with the EdgeAI Foundation (the “Foundation”). Pursuant to the agreement, the Company staked a specified quantity of EdgeAI native tokens into a smart contract designated by the Foundation for a fixed lock-up period of 12 months. The accrual of staking rewards under this arrangement is scheduled to formally commence in April 2026. Under the terms of the agreement, the Company is entitled to receive a floating annualized yield ranging from 3.5% to 8%, payable in EdgeAI tokens on a per-block or monthly basis. The Foundation does not guarantee any fixed return; rather, actual yields are determined solely by the algorithmic, on-chain mechanics of the EdgeAI mainnet. The staked tokens are programmatically locked on the EdgeAI mainnet and will automatically unlock upon the expiration of the 12-month term, unless the parties execute a written renewal agreement. Additionally, the agreement may be terminated prior to its expiration upon mutual written consent. The Foundation also reserves the right to suspend the staking arrangement in the event the Company becomes subject to certain legal or regulatory restrictions.

The token staking agreement related to our new business. See “Item 4. Information on the Company—A. History and Development of the Company” for more details of our new business. Also see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business and Industry - We face risks associated with our digital asset staking operations, including the risk of smart contract vulnerabilities on the EdgeAI mainnet, floating yield volatility, and potential regulatory restrictions, which could materially and adversely affect our business, financial condition, results of operations and prospects.”

Historical Seasonality of the Former Business

There were certain seasonal fluctuations in China’s new energy vehicle sales market. Generally, September to December was the peak sales season, and January to February was the off-season. The seasonality of our former products was in line with the situation in China’s new energy vehicle market.

Competition in the Former Automotive Business

The automotive industry in which our former business operated was and continues to be intense and evolving. The primary competitive factors in that market included pricing, technological innovation, vehicle performance, quality and safety, among others. This competitive landscape was a significant factor in the Board’s decision to approve the Disposal.

Our former business faced competition from a wide range of domestic and international auto manufacturers, including traditional car companies, joint ventures, and other NEV manufacturers such as Nio Inc., Li Auto Inc., and Xpeng Inc. Most of these competitors were better capitalized and had greater financial resources. The highly competitive nature of the auto industry could have negatively affected the market position and financial performance of our former business. The discussion of competition in the automotive industry is not relevant to our current business in technology and digital asset management.

Data Privacy Risks Related to Former Operations

Our former business involved collecting and retaining certain internal and customer data. It also maintained information about various aspects of its operations as well as regarding its employees. The integrity and protection of customer, employee and company data was critical to that business. Customers and employees of that business expected that their personal information would be adequately protected. The business was required by applicable PRC laws to keep such information confidential and take adequate security measures to safeguard it. While these operations have been disposed of, there can be no assurance that the Company will not face residual claims or liabilities related to the data handling practices of its former subsidiaries.

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

On July 7, 2022, the CAC published the Measures for Security Assessment of Cross-border Data Transfers, which became effective on September 1, 2022 and specifies the circumstances in which data processors providing data outbound shall apply for outbound data transfer security assessment with the Cyberspace Administration, including, among others, the data processor provide important information outbound. On March 22, 2024, the CAC issued Provisions on Facilitating and Regulating Cross-border Data Flows, which provided that data handlers shall identify and declare important data in accordance with relevant rules. In accordance with these provisions, data handlers who provide data abroad, and meet any of the following conditions, are required to declare the outbound data transfer security assessment to the national cyberspace administration authority through the provincial-level cyberspace administration authority where the data handlers are located: (i) critical information infrastructure operators providing personal information or important data abroad; (ii) data handlers other than critical information infrastructure operator providing important data abroad or cumulatively providing abroad personal information without any sensitive personal information of more than one million individuals or sensitive personal information of more than 10,000 individuals since January 1 of the current year. The assessment results of the data export are valid for three years. In addition, these provisions provide certain exemptions from obligations under the circumstances of cross-border data transfer, including, among others, the obligations for declaring data security assessment, concluding a standard contract for provisions of personal information abroad or passing the certification for personal information protection. On December 16, 2022, the National Information Security Standardization Technical Committee issued the Practical Guidance on Cybersecurity Standard - the Regulations on Safety Verification in Cross-border Personal Information Processing, which stipulates personal information protection obligations of personal information processor and foreign recipient. However, there remain uncertainties as to the interpretation and application of such measures, if we are deemed to be a data processor providing important data outbound, we could be subject to the outbound data security assessment with national Cyberspace Administration as mentioned above.

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

Historical Insurance Coverage

Our former business maintained vehicle insurance, property insurance, machinery breakdown insurance, inventory insurance, and real property insurance. We considered its insurance coverage sufficient for its business operations in China.

Historical Environmental Matters

The main environmental protection facilities of our former business were: two-chamber RTO thermal incineration, Venturi wet paint mist purification, low-nitrogen combustion, filter tube dust removal, bag filter dust removal, adsorption + two-chamber RTO thermal incineration, water spin wet paint mist purification, painting VOCS online monitoring, comprehensive sewage treatment station of sewage discharge unit, online monitoring of its sewage station, among other matters.

We believe that our former business was, during the periods covered by this report, in compliance with all current environmental protection requirements under PRC laws and regulations. In the event of any changes in the PRC laws and/or regulations and/or government policies on environmental protection and more stringent requirements are imposed on the Company, we may have to incur extra costs and expenses to comply with such requirements.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Our former subsidiary, FAW Jilin, had significant litigations in contractual disputes in court. The following table sets forth the current legal proceedings that we are involved, which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations. It is important to distinguish between proceedings against the Company directly and proceedings against its former subsidiaries. The liabilities and obligations related to proceedings solely against the former subsidiaries (e.g., FAW Jilin, Shandong Baoya) are believed to have been transferred to the purchaser as part of the Disposal. In addition, in March 2026, the purchaser voluntarily provided an explicit undertaking to indemnify and satisfy liabilities arising from legal proceedings relating solely to the former subsidiaries. Based on such undertaking and the terms of the Disposal, management believes that the legal separation of such risks from the former parent company has been further substantiated. However, proceedings where Digital Currency X Technology Inc. is a named defendant remain our direct obligation.

No.	Plaintiff	Defendant	Cause of Action	Amount in Controversy (USD)	Name of the Court/Arbitration Commission	Current Status
1	FAW Jilin	Jilin Honghao Renewable Resources Materials Recycling Co., Ltd., and Liu Changhong	Contractual Dispute	307,993.96	Jilin High-Tech Industrial Development Zone People’s Court	Under enforcement

2	FAW Jilin	Jiangsu Ante Zhixing New Energy Automobile Sales Co., Ltd.	Contractual Dispute	820,964.52	Jilin High-Tech Industrial Development Zone People’s Court	Under enforcement

3	FAW Mould Manufacturing Co., LTD	FAW Jilin	Contractual Dispute	40,615,538.87	Jilin High-Tech Industrial Development Zone People’s Court	Under enforcement

4	Thyssenkrupp Presta Fawer(Changchun) Co., Ltd.	FAW Jilin	Contractual Dispute	756,564.90	Jilin High-Tech Industrial Development Zone People’s Court	Under enforcement

5	FAW Logistics Co. LTD	FAW Jilin	Contractual Dispute	2,850,622.40	Jilin High-Tech Industrial Development Zone People’s Court	Under enforcement

6	Changchun FAW International Logistics Co. LTD	FAW Jilin	Contractual Dispute	1,025,723.76	Jilin High-Tech Industrial Development Zone People’s Court	Under enforcement

7	FAW Logistics (Changchun Lushun) Storage and Transportation Co., LTD	FAW Jilin	Contractual Dispute	2,872,936.45	Jilin High-Tech Industrial Development Zone People’s Court	Under enforcement

8	Changchun Jiya Warehousing Co., Ltd.	FAW Jilin	Contractual Dispute	2,243,428.50	Jilin High-Tech Industrial Development Zone People’s Court	Under enforcement

9	Changchun Jinhe Transportation Equipment Co., Ltd.	FAW Jilin	Contractual Dispute	748,337.20	Jilin High-Tech Industrial Development Zone People’s Court	Under enforcement

10	Ningbo Siwei’er Industrial Co., Ltd.	FAW Jilin	Contractual Dispute	502,191.04	Jilin High-Tech Industrial Development Zone People’s Court	Trial phase

11	Jiangsu Zhongqi Boyue Vehicle Technology Co. Ltd.	Shandong Baoya	Contractual Dispute	288,856.16	Yantai Economic and Technological Development Zone People’s Court	Trial phase

12	China Automotive Data (Tianjin) Co., Ltd.	Shandong Baoya	Contractual Dispute	636,195.82	Yantai Economic and Technological Development Zone People’s Court	Trial phase

13	Zhejiang Mould Factory	Shandong Baoya	Contractual Dispute	968,746.19	Yantai Economic and Technological Development Zone People’s Court	Trial phase

14	Xingyu Auto Parts INC.	Shandong Baoya	Contractual Dispute	337,682.86	Yantai Economic and Technological Development Zone People’s Court	Trial phase

15	Changzhou Kaide Auto Parts Co., Ltd.	Shandong Baoya	Contractual Dispute	486,193.53	Yantai Economic and Technological Development Zone People’s Court	Trial phase

16	Jiangxi Dekai Auto Lamp Co., Ltd.	Shandong Baoya	Contractual Dispute	1,113,664.76	Yantai Economic and Technological Development Zone People’s Court	Trial phase

17	Zhengzhou Dexin Automobile Parts Co. Ltd.	Shandong Baoya	Contractual Dispute	217,321.36	Yantai Economic and Technological Development Zone People’s Court	Trial phase

18	Jiangsu Wosu Automobile Parts Co. Ltd.	Shandong Baoya	Contractual Dispute	487,909.51	Yantai Economic and Technological Development Zone People’s Court	Trial phase

19	Qinghe County Xinlian Rubber and Plastic Products Factory	Shandong Baoya	Contractual Dispute	208,584.46	Yantai Economic and Technological Development Zone People’s Court	Trial phase

20	Qingdao Branch of Changzhou Fusen Automobile Parts Co. Ltd.	Shandong Baoya	Contractual Dispute	452,445.98	Yantai Economic and Technological Development Zone People’s Court	Trial phase

21	Jingtai Investment Co., Ltd., Dezhou Economic and Technological Development Zone	Dezhou Yarui New Energy Automobile Co., Ltd.	Contractual Dispute	5,386,015.26	Yantai Economic and Technological Development Zone People’s Court	Under enforcement

22	Yantai Trans	Shandong Baoya	Contractual Dispute	105,861,492.04	Yantai Economic and Technological Development Zone People’s Court	Under enforcement

23	Jiangsu Tonghe Intelligent Equipment Co., Ltd.	Shandong Baoya	Contractual Dispute	395,111.61	Yantai Economic and Technological Development Zone People’s Court	Trial phase

24	Yantai Economic and Technological Development Zone Investment Promotion Bureau	Shandong Baoya	Contractual Dispute	31,656,912.53	Yantai Economic and Technological Development Zone People’s Court	Trial phase

25	Xiangyang High-Tech State-Owned Capital Investment and Operation Group Co., Ltd., Xiangyang High-Tech Technology Co., Ltd.	Xiangyang Yazhi New Energy Automobile Co., Ltd.	Security Interest	135,236,978.91	Yantai Economic and Technological Development Zone People’s Court	Trial phase

26	Xiangyang High-Tech State-Owned Capital Investment and Operation Group Co., Ltd., Xiangyang High-Tech Technology Co., Ltd.	Xiangyang Yazhi New Energy Automobile Co., Ltd.,Shandong Baoya	Contractual Dispute	135,970,785.09	Yantai Economic and Technological Development Zone People’s Court	Trial phase

27	Shandong Baoya	Hunan Taide Automobile Air Conditioning Co., Ltd., Shanxi Taide Automobile Air Conditioning Co., Ltd.	Contractual Dispute	443,387.48	Yantai Economic and Technological Development Zone People’s Court	Trial phase

28	Shandong Baoya	Shanghai Youhang Automotive Electronics Co., Ltd., Shenzhen Youjia Innovation Technology Co., Ltd.	Contractual Dispute	283,136.23	Yantai Economic and Technological Development Zone People’s Court	Trial phase

29	Greentree Financial Group, inc.	Digital Currency X Technology Inc., and Equiniti Trust Company, llc, f/k/a american stock transfer & trust company, llc	Contractual Disputes	USD1,556,235.95 and 441,549 shares	United States District Court Southern District of New York	Discovery and Counterclaim Service

30	Safety Shot inc. f/k/a jupiter wellness inc.	Digital Currency X Technology Inc., and Equiniti Trust Company, llc, f/k/a american stock transfer & trust company, llc	Contractual Disputes	USD559,721.74 and 180,382 shares	United States District Court Southern District of New York	Discovery

31	L&H, INC.	Digital Currency X Technology Inc., and Equiniti Trust Company, llc, f/k/a american stock transfer & trust company, llc	Contractual Disputes	USD1,697,289.22 and 507,140 shares	United States District Court Southern District of New York	Discovery

32	Kin Chung Wong	Digital Currency X Technology Inc., and Equiniti Trust Company, llc, f/k/a american stock transfer & trust company, llc	Contractual Disputes	USD2,055,327.97 and 557,849 shares	Supreme Court of the State of New York	Discovery

Despite the listing of status for items above, future events and outcomes may be different than currently reasonably expected by the Company. Amounts in controversy are converted into US dollar using the exchange rate as of December 31, 2025 (i.e., 1 USD = RMB 6.9931).

The Company accrued the expected amount of loss for Case No.1-7, No.9 and No.24-27.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our former business activities in China.

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

The SAMR and Standardization Administration issued the Standard of Information Security Technology - Personal Information Security Specification (2020 edition), which took effect in October 2020. Pursuant to such standard, any entity or person who has the authority or right to determine the purposes for and methods of using or processing personal information is considered as a personal data controller. Such personal data controller is required to collect information in accordance with applicable laws, and prior to collecting such data, the information provider’s consent is required.

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

The establishment, operation and management of corporate entities in the PRC is governed by the Company Law, which was latest amended on December 29, 2023 and will come into effect on July 1, 2024, to supersede the existing PRC Company Law. The PRC Company Law generally governs two types of companies - limited liability companies and joint stock limited companies. The PRC Company Law shall also apply to foreign-invested companies. Where laws on foreign investment have other stipulations, such stipulations shall prevail. The establishment procedures, approval or record-filing procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Foreign Investment Law of the PRC, which became effective on January 1, 2020 and replaced three laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-Owned Enterprise Law, together with their implementation rules and ancillary regulations.

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

Historical Licenses of the Disposed Business

Apart from the business licenses held by each of our former PRC subsidiaries, the following table provides details on the licenses and permissions held by these subsidiaries as of December 31, 2025. These subsidiaries were sold as part of the Disposal on March 18, 2026. Accordingly, these licenses and permissions were transferred with the disposed business and are no longer held by the Company.

Recipient	Governmental Permits	Issued by	Issuance Date	Expiration Date
FAW Jilin	The Access for Road Vehicle Manufacturing	The Ministry of Industry and Information Technology (“MIIT”)	2004	Long-term without an expiration date (Paused until the corrective actions are completed)

FAW Jilin	Pollutant Discharge Permit	Jilin City Ecological Environment Bureau	01/12/2023	01/11/2028

FAW Jilin	Approval of Environmental Impact Report for the Project of Yantai Manufacturing Base of FAW Jilin on New Energy Vehicles	Branch of Yantai Ecological Environment Bureau in Economic and Technological Development Zone	10/27/2020	Long-term without an expiration date

FAW Jilin	Filing-for-Record on Hazardous Waste	Jilin City Ecological Environment Bureau	01/06/2022	Long-term without an expiration date

FAW Jilin	Record Registration of Consignee and Consignor of Import and Export of Goods	Jilin Customs	02/20/2020	07/31/2068 (Paused)

Xiangyang Yazhi	Pollutant Discharge Permit	Branch of Xiangyang Municipal Ecological Environment Bureau in Xiangyang Hi-tech Industry Development Zone	07/25/2023	07/24/2028

4C. Organizational Structure

For descriptions of our organizational, please see “Item 3. Key Information - Our Holding Company Structure.” As described in the “Important Note Regarding the Disposal of Our Automotive Business” at the beginning of this Item 4B, the Company’s organizational structure changed significantly on March 18, 2026, due to the sale of Chijet Inc. and its subsidiaries. The organizational structure described in Item 3 therefore reflects a historical structure and does not represent the Company’s current organization following the Disposal.

4D. Property, Plants and Equipment

The information below describes the material property, plants and equipment of our former automotive business as of December 31, 2025. These assets were all part of the business sold in the Disposal on March 18, 2026, and are no longer owned, leased, or used by the Company.

Under PRC law, land is owned by the state. “Land use rights” are granted to an individual or entity after payment of a land use right fee is made to the applicable state or rural collective economic organization. Land use rights allow the holder of the right to use the land for a specified long-term period.

The following table sets forth the location, registered name, approximate size, use of the property, and the term of the land use rights registered to our former subsidiaries as of December 31, 2025.

No.	Located Address	Registered Name	Area (M²)	Nature of Property	Duration	Use of Property

1.	B-42, Kaifa District, Yantai	Shandong Baoya	458,971.9	land-use rights	2020.12.18-2070.12.17	Industrial
2.	East Hengshan Rd. 2, High-tech District, Jilin	FAW Jilin	5,981.30	land-use rights	2010.8.5-2050.7.29	Business and Financial
3.	Huanshan Street, Auto Industrial Park, Jilin	FAW Jilin	678,453.46	land-use rights	2011.12.15-2061.4.29*	Industrial
4	Huanshan Street, Auto Industrial Park, Jilin	FAW Jilin	14,409.45	land-use rights	2014.9.26-2062.11.2*	Industrial
5.	North of 314 Avenue, East of Jingsi Road, Economic Technology Development District, Dezhou	Dezhou Yarui	184,404.4	land-use rights	126,636.4 m² is up to 2064.2.27, 57,768 m² is up to 2062.11.29*	Industrial
6.	Block 1 of Yedian Rd., Auto Industrial Park, High-tech District, Xiangyang	Xiangyang Yazhi	308,647.7	land-use rights	Up to 2066.7.30*	Industrial

* The land use rights held by the former subsidiaries listed above had been pledged to lenders of certain loan agreements. These assets, along with their associated loan obligations and pledges, were transferred as part of the Disposal. Consequently, the direct risk of pledge enforcement against these properties no longer impacts the Company’s ongoing operations.

Our former subsidiary also leased the following premises.

Located Address	Lessee	Lessor	Duration of Leasehold	Use of Leasehold	Rent per year USD
Workshop No. 2, Yeda Industrial Plant West, Tianshan Rd. 3-6, Kaifa District, Yantai	Shandong Baoya	Yeda	October 1,2025-April 20, 2026	Headquarters of offices, temporary office, the establishment of new energy vehicle research institute, automotive laboratory and exhibition hall,	US$38,790

The facilities described above were part of the disposed automotive business. Following the Disposal, the Company is evaluating its facility needs to support its new strategic focus on technology and digital asset management.

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

A. Operating Results

Overview

Historically, our business in China was primarily engaged in the research, development, manufacturing, sales, and service of new energy vehicles and traditional fuel vehicles, as well as the design, production, after-sales service, and export of vehicle parts. In light of intense industry competition, persistent supply chain challenges, and cumulative losses exceeding US$100 million, we conducted a comprehensive strategic review of our operations. As a result, we resolved to scale back the electric vehicle manufacturing business and to leverage our expertise in technology and asset management to transition into the digital asset sector.

On March 18, 2026, we entered into a binding share purchase agreement pursuant to which we agreed to sell our entire equity interest in the Disposal Group to an unaffiliated third-party purchaser for a total consideration of US$1.00. The Disposal Group comprises Chijet Inc. and all of its subsidiaries, which represented our legacy electric vehicle manufacturing business. The sale was completed on March 20, 2026. Following the disposal, these entities are no longer included in our consolidated financial statements. The results of operations of the Disposal Group have been presented as discontinued operations, and the related assets and liabilities have been classified as assets and liabilities of discontinued operations. Accordingly, we now focus exclusively on our digital asset initiatives.

Recent Development

Digital Currency X Technology Inc. (“Digital Currency X”) is a Cayman Islands exempted company structured as a holding company. We completed a reorganization (the “Reorganization”) in June 2023 and became a public company upon our merger with Jupiter Wellness Acquisition Corp. (“JWAC”), a Delaware corporation. We are a technology company focused on digital asset management, currently undergoing a strategic transition following the divestment of our legacy electric vehicle business. Our new core business is centered on two key initiatives: the DexTrader platform, an on-chain data and information service platform, and our digital asset treasury management, which includes staking activities to generate yield.

Our new platform, DexTrader, was launched in 2026 to provide global cryptocurrency traders with real-time, comprehensive data insights and analytical tools for decentralized exchanges (DEXs). DexTrader is positioned solely as a data and information service, similar to a financial news and data terminal, and does not facilitate or participate in any asset transactions. As of the date of this annual report, DexTrader remains in its early operational phase, focused on user acquisition and product optimization, and has not yet generated any revenues.

Key Components of Results of Operations

Operating Expenses

Selling, general and administrative expenses

Our selling, general and administrative expenses primarily consist of employee compensation, share-based compensation, legal and professional service fees, and other corporate overhead costs. As our continuing operations have not generated revenue, we do not incur significant selling expenses.

Following the disposal of our former automotive business, our operating expense structure has shifted significantly. Selling expenses related to logistics, transportation, and product distribution are no longer material. Our current and expected expenses are now primarily associated with corporate administration, regulatory compliance, professional services, and the development and operation of our digital asset platform.

Other income

Other income primarily consists of income from non-operating activities and profit or loss of disposition of non-current assets.

Our other income is primarily composed of realized gains or losses on the sale or exchange of cryptocurrencies and unrealized gains or losses from fair value changes of cryptocurrencies

Taxation

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

Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. Interest and penalties related to uncertain tax positions, if any, are recorded under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of operations. The Company did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2025, 2024 and 2023. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

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

	Years Ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
Total revenues	-	-	-
Total cost of revenues	-	-	-
Gross profit	-	-	-

Operating expenses:
Selling, general and administrative	8,398	2,425	3,593
Loss from operations	(8,398)	(2,425)	(3,593)

Other income, net	79,061	-	-
Provision for income tax	-	-	-
Net income (loss) from continuing operation	70,663	(2,425)	(3,593)
Net loss from discontinued operations	(100,737)	(66,580)	(94,908)
Net loss	(30,074)	(69,005)	(98,501)

Year ended December 31, 2025 compared to year ended December 31, 2024

Selling, general and administrative

Our selling, general and administrative increased from US$2.43 million in 2024 to US$8.40 million in 2025, representing a 246% increase. This increase was due to a net increase of US$5.20 million in agency fees compared to December 31, 2024, primarily attributable to agency fees paid for third-party consulting, legal, and settlement services in connection with divestiture activities for the year ended December 31, 2025.

Other income, net

Our other income is primarily composed of realized gains or losses on the sale or exchange of cryptocurrencies and unrealized gains or losses from fair value changes of cryptocurrencies. Other income increased from nil in 2024 to US$79.06 million in 2025. The increase was primarily attributable to the following cryptocurrency-related activities, which did not occur in 2024.

Gain on fair value changes of cryptocurrencies of US$83.33 million recognized in 2025, primarily arising from the fair value appreciation of EdgeAI tokens held at year-end.

Realized loss on sale/exchange of cryptocurrencies of US$4.27 million recognized in 2025, resulting from the exchange of 175.37 bitcoins contributed by a shareholder into EdgeAI tokens.

Net income (loss) from continuing operations

As a result of the foregoing, we reported net income from continuing operations of US$70.66 million in 2025, compared to a net loss from continuing operations of US$2.43 million in 2024, representing an improvement of US$73.09 million.

Net loss from discontinued operations, net of income taxes

Due to the ongoing losses from the automotive business, we disposed of the automotive business in March 2026. Accordingly, the related operating results have been reclassified as discontinued operations. The net loss from discontinued operations, net of income taxes, was approximately US$100.74 million for the year ended December 31, 2025, compared to approximately US$66.58 million for the year ended December 31, 2024. The increase was primarily driven by a US$73.73 million rise in selling, general and administrative expenses, mainly due to higher severance benefits and litigation-related provisions, and a US$5.89 million increase in impairment charges. These increases were partially offset by a US$33.04 million gain on disposal of the G4 land use right recognized in other income, a US$12.28 million reduction in gross loss, along with other net favorable variances.

Year ended December 31, 2024 compared to year ended December 31, 2023

Selling, general and administrative

Our selling, general and administrative decreased from US$3.59 million in 2023 to US$2.43 million in 2024, representing a 32% decrease. The decrease was primarily attributable to share-based compensation recognized in 2023 upon the closing of the business combination, with no such expense incurred in 2024.

Net loss from continuing operations

As a result of the foregoing, we incurred a net loss of US$2.43 million in 2024, representing a decrease of 32% as compared to a net loss of US$3.59 million in 2023.

Net loss from discontinued operations, net of income taxes

Due to the ongoing losses from the automotive business, we disposed of the automotive business in March 2026. Accordingly, the related operating results have been reclassified as discontinued operations. The net loss from discontinued operations, net of income taxes, was approximately US$66.58 million for the year ended December 31, 2024, compared to approximately US$94.91 million for the year ended December 31, 2023. The decrease of US$28.33 million was primarily attributable to a US$15.25 million reduction in selling, general and administrative expenses, mainly due to reverse recapitalization-related professional service fees recognized in 2023 with no such costs in 2024, as well as a US$10.79 million decrease in cost of sales—idle capacity, driven by lower machinery depreciation as certain equipment became fully depreciated by the end of 2024.

B. Liquidity and Capital Resources

We have been funded primarily through financing from shareholders. As of December 31, 2025, our cash and cash equivalents were US$3.94 million, and our working capital from continuing operations was approximately US$405.81 million.

The Company has incurred recurring operating losses and negative operating cash flows in recent periods. In addition, the Company has undergone a significant strategic transformation, including the disposal of its legacy automotive business and a transition to digital asset-related activities, which have limited operating history. These factors indicate that the Company is subject to certain risks and uncertainties.

In accordance with applicable accounting guidance, management has evaluated the Company’s ability to continue as a going concern for a period of at least twelve months from the date of issuance of these financial statements. This evaluation included the preparation of detailed cash flow forecasts reflecting the Company’s current cost structure and expected operating requirements.

Based on this assessment, management expects that the Company will maintain sufficient liquidity to meet its obligations as they fall due for at least twelve months from the issuance date of these financial statements. The forecast indicates that the Company is able to sustain its operations based primarily on existing cash resources and ongoing cost management, without reliance on uncertain inflows such as projected revenues, financing activities, or returns from digital asset-related activities.

A substantial portion of the Company’s assets consists of digital assets, which are subject to price volatility and evolving market conditions. In addition, subsequent to year-end, certain digital assets have been subject to staking arrangements that may restrict their availability for short-term liquidity purposes. While these factors introduce uncertainty, they have been considered in management’s assessment.

Management has undertaken various strategic initiatives to support the Company’s long-term operations and financial position. These include the development of a digital asset trading platform, expansion of digital asset-related services, and access to financing arrangements that may provide additional liquidity if required. The timing and extent of benefits from these initiatives are subject to market conditions and execution risks.

Cash flows

The following table sets forth a summary of our cash flows for the years indicated.

	Years Ended December 31,
(US$’000)	2025	2024	2023
Summary of Consolidated Cash Flow Data:
Net cash used in continuing operating activities	(8,629)	(2,681)	(209)
Net cash used in discontinued operating activities	(45,960)	(22,783)	(39,808)
Net cash used in continuing investing activities	(15,901)	-	-
Net cash provided by (used in) discontinued investing activities	17,321	(1,058)	(1,762)
Net cash provided by continuing financing activities	30,849	2,820	350
Net cash provided by (used in) discontinued financing activities	(8,384)	10,818	4,875
Effects of currency translation on cash, cash equivalents, and restricted cash	31,813	4,546	(1,360)
Net decrease in cash, cash equivalents and restricted cash	(30,704)	(12,884)	(36,554)

Operating activities

For the year ended December 31, 2025, net cash used in continuing operating activities was US$8.63 million. This cash outflow was primarily the result of reconciling our net income from continuing operations to cash flow. Our net income from continuing operations of US$70.66 million included a significant non-cash gain of US$83.33 million from the fair value change of cryptocurrencies. After adjusting for this large non-cash gain, a non-cash realized loss on the exchange of cryptocurrencies of US$4.27 million, and net changes in operating assets and liabilities, the result was a net cash usage from continuing operations.

For the year ended December 31, 2024, net cash used in continuing operating activities was US$2.68 million. The net cash used in continuing operating activities primarily resulted from a net loss from continuing operations of US$2.43 million.

For the year ended December 31, 2023, net cash used in continuing operating activities was US$0.2 million. The net cash used in continuing operating activities primarily resulted from a net loss from continuing operations of US$3.59 million. The net cash used in continuing operating activities was mainly offset by share-based compensation expenses of US$3.17 million.

Investing Activities

For the year ended December 31, 2025, net cash used in continuing investing activities was US$15.90 million, primarily attributable to the purchase of cryptocurrencies.

For the year ended December 31, 2024, we did not have any continuing investing activities.

For the year ended December 31, 2023, we did not have any continuing investing activities.

Financing Activities

For the year ended December 31, 2025, net cash generated from continuing financing activities was US$30.85 million. This was primarily attributable to proceeds from private placements from third parties and related parties of US$30.85 million.

For the year ended December 31, 2024, net cash generated from continuing financing activities was US$2.82 million. This primarily resulted from proceeds from private placement received in advance of US$1.12 million, proceeds from private placement received in advance from related parties of US$1.70 million.

For the year ended December 31, 2023, net cash generated from continuing financing activities was US$0.35 million. This was primarily attributable to proceeds from exercise of warrants of US$0.60 million, partially offset by payments for reverse recapitalization and ordinary share issuance costs of US$0.25 million.

Material Cash Requirements

Our material cash requirements primarily include expenditures for software development, cloud infrastructure, and system architecture to support our DexTrade platform and digital asset initiatives.

Our continuing operations had no material capital expenditures during the years ended December 31, 2025, 2024 and 2023. Capital expenditures incurred during these periods were associated with the automotive business, which was disposed of in March 2026 and has been presented as discontinued operations. We expect our capital expenditures to be minimal in the foreseeable future. Our new business initiative, the Edge AI-powered visual inspection platform, operates on an asset-light model that does not require significant investment in property, plant, or equipment.

Holding Company Structure

See “Item 3. Key Information—Our Holding Company Structure.”

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview— Technology Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Valuation of Cryptocurrencies

Under U.S. GAAP, cryptocurrencies that meet certain criteria are accounted for as indefinite-lived intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other. Effective for fiscal years beginning after December 15, 2024, the FASB issued ASU 2023-08, Accounting for and Disclosure of Crypto Assets, which requires entities to subsequently measure in-scope crypto assets at fair value, with changes in fair value recognized in net income each reporting period. We adopted this guidance effective January 1, 2025.

We measure our cryptocurrency holdings at fair value on a recurring basis, with gains and losses from changes in fair value recognized in our consolidated statement of operations. The digital assets consist of tokens that are not actively traded on public cryptocurrency exchanges. Accordingly, fair value is determined using valuation techniques based on observable and unobservable inputs. Key inputs include the most recent transaction prices from private placements or secondary transactions, valuations performed by independent third-party valuation specialists, and consideration of any liquidity restrictions such as lock-up periods. These valuations are classified as Level 3 inputs within the fair value hierarchy due to the use of significant unobservable inputs.

F. Recent Accounting Pronouncements

See “Note 3—Recent Accounting Pronouncement” in the accompanying Consolidated Financial Statements for details.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth information regarding our executive officers and directors as of the date of this annual report. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at Room 1101, 11/F., Capital Centre, 151 Gloucester Road, Wanchai, Hong Kong.

Name	Age	Position
Executive Officers
Dongchun Fan	56	Chief Financial Officer
Melissa Chen(5)	37	Chief Executive Officer and Director
Non-Employee Directors
Wanli Wang (2)(3)(4)	56	Independent Director
Wenbo Wang(1)(2)	45	Independent Director
Jonathan Zhang(1)(3)(5)	64	Independent Director
Huijie Gao(1)(2)(3)(5)	45	Independent Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Appointed on January 27, 2025.
(5)	Appointed on September 10, 2025.

Ms. Melissa Chen has served as a Director of our board since September 2025. She previously served as director of HR and operation in Singularity Future Technology Ltd. from February 2021 to January 2025. From May 2016 to January 2017, Ms. Chen served as an accountant in Century 21. From June 2011 to February 2012, Ms. Chen served as an executive assistant to chief executive director in Shuntiantong Real Estate Group. Ms. Chen received bachelor’s degree in economics from Hebei University of Economics and Business in 2011, and received master of science in Financial and Organizational Management from KEDGE Business School in 2016.

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

Mr. Jonathan Zhang has served as a Director of our board since September 2025. He is the chief executive officer of 5CGroup International Asset Management Co., Ltd. and strategic development consultant of SG & CO PRC Lawyers, positions he has held since 2015. Mr. Zhang has served as master’s thesis supervisor of Zhejiang Sci-Tech University and visiting professor of Zhejiang NDRC Training Center since 2015. Mr. Zhang is also acting as a director of SOS Ltd (Nasdaq: SOS). Mr. Zhang previously served as the department chief of Commercial Bureau of HEDA between 2003 and 2015 and as chief of investment, Bureau of Ningbo Free Trade Zone between 2000 and 2003. Mr. Zhang received bachelor of English literature in June 1987 and master in law in June 1989 from Hubei University.

Mr. Huijie Gao has served as a Director of our board since September 2025. He is the chief financial officer of Jiuzi Holdings, Inc. (Nasdaq: JZXN). From January 2024 to August 2024, Mr. Gao served as the vice president of finance of Jiuzi Holdings, Inc.. From May 2020 to August 2023, Mr. Gao served as the chief financial officer of Xilianwang Automotive Industry Chain Co., Ltd. in Shenzhen, in charge of strategic development, financial operations management, and capital operations. From February 2016 to April 2020, Mr. Gao worked as the general manager at Qixin (Shenzhen) Financial Consulting Co., Ltd., providing professional advice and services for clients in domestic and international listings, restructuring, and mergers and acquisitions. From June 2008 to December 2015, Mr. Gao was a project manager at Lianda Accounting Firm’s Shenzhen office. Mr. Gao received his bachelor’s degree in financial management from Hubei University of Automotive Technology in 2005 and an EMBA from Wuhan University. Mr. Gao is also a certified tax agent in China.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

6.B. Compensation

During the fiscal year ended December 31, 2025, we paid an aggregate of $309,155 to our executive officers and directors. Additionally, for our executive officers, we paid $8,629 for the fiscal year ended December 31, 2025 in social insurance, provident fund and other social benefits. Our former PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors.

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

No awards have been granted under the Incentive Plan as of December 31, 2025.

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

Audit Committee

Jonathan Zhang, Huijie Gao, and Wenbo Wang, serve as members of our Audit Committee with Mr. Gao serving as the chairman of the Audit Committee. Each of our Audit Committee members satisfies the “independence” requirements of the Nasdaq listing rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has determined that Mr. Wang possesses accounting or related financial management experience that qualifies her as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

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

Compensation Committee

Wanli Wang, Huijie Gao, and Wenbo Wang serve as members of our Compensation Committee. Our Compensation Committee is responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Wanli Wang, Jonathan Zhang and Huijie Gao serve as members of our Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

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

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. This obligation, however, is varied by our Charter, by permitting the director to vote on a matter in which he has an interest provided that he has disclosed the nature of this interest to the board at the earliest opportunity. This can be done by way of permission granted in the Amended and Restated Memorandum and Articles of Association or alternatively by shareholder approval at general meetings.

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

6.D. Employees

As of December 31, 2025, 2024, and 2023, we had 75, 1,389, and 1,439 full-time employees, respectively, of which Nil, 11, and 11 were outsourced workers, respectively, accounting for Nil, 0.79%, and 0.76%, of our total workforce.

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

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 21, 2026 by our officers, directors and 10% or greater beneficial owners of ordinary shares.

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

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Voting Right of Outstanding Shares(2)
10% or Greater Shareholders
Ada Strategic Ventures Ltd	1,968,504	10%
Bnb Digital Currency Technology Inc	1,968,504	10%
Recaso Co Ltd	1,968,504	10%
Ripple Strategy Holding Ltd	1,968,504	10%
Royal Tc Group Inc	1,968,504	10%
Sequoia Digital Capital Inc	1,968,504	10%
Vinstory Management Limited	1,968,504	10%
Wisken International Trade Limited	1,968,504	10%
Yzi Labst Inc	1,968,504	10%
Executive Officers and Directors
Melissa Chen*	0	0%
Wanli Wang*	0	0%
Wenbo Wang*	0	0%
Dongchun Fan*	0	0%
Jonathan Zhang*	0	0%
Huijie Gao*	0	0%
All directors and executive officers as a group (eleven individuals)	0	0%

* Less than one percent

(1)	Except as otherwise indicated below, the business address of our directors and officers is Room 1101, 11/F., Capital Centre, 151 Gloucester Road, Wanchai, Hong Kong.

(2)	Applicable percentage of ownership is based on 19,823,627 Class A Ordinary Shares voting right and 1,334 Class B Ordinary Shares at 20 times voting rights outstanding as of April 20, 2026.

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

No Significant Changes

Except as disclosed in this annual report, no significant changes to our financial condition have occurred since the date of the annual financial statements contained herein. However, we have experienced several significant events subsequent to December 31, 2025.

On March 20, 2026, the Company completed the disposal of its entire legacy electric vehicle manufacturing business. This disposal represents a complete strategic shift for the Company, which is now focused exclusively on the digital asset sector. As a result of the disposal, the significant assets and liabilities associated with the discontinued operations as of December 31, 2025, are no longer part of the Company.

On January 6, 2026, the Company entered into a 12-month staking agreement for all of its 157,453,325 EDGEAI tokens. During this period, the tokens are locked and illiquid, though they are expected to generate a floating annualized yield.

Effective January 22, 2026, the Company completed a 12-for-1 share consolidation, which reduced the number of its issued and outstanding shares and adjusted the par value accordingly.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our Class A Ordinary Shares are listed for trading on the Nasdaq Capital Market under the symbol “DCX” The shares began trading on June 1, 2023 on the Nasdaq Capital Market.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our ordinary shares are currently traded on the Nasdaq Capital Market under the symbol “DCX”

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act below. Our authorized share capital is US$3,000,000,000.00 divided into 833,333,333.33̅ shares of a par value of US$3.6 each, comprising (a) 831,833,333.33̅ class A ordinary shares of a par value of US$3.6 each (the “Class A Ordinary Shares”) and (b) 1,500,000 class B ordinary shares of a par value of US$3.6 each (the “Class B Ordinary Shares”). As of December 31, 2025, 19,560,823 class A ordinary shares issued and 19,560,821  class A ordinary shares outstanding. As of April 20, 2026, 19,823,627 Class A ordinary shares were issued and outstanding, 1,334 Class B Ordinary Shares were issued and outstanding. Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to 20 votes on all matters subject to vote at general meetings of the Company.

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

On September 24, 2025, the Company’s shareholders voted and approved at the annual general meeting that the Company shall undertake an up to 100 for 1 share consolidation of the issued and unissued shares of the Company (the “Range”), such that (i) every up to one hundred (100) class A ordinary shares of a par value of US$0.003 each be consolidated into one (1) class A ordinary share with a par value of not more than US$0.3 each, and (ii) every up to one hundred (100) class B ordinary shares of a par value of US$0.003 each be consolidated into one (1) class B ordinary share with a par value of not more than US$0.3 each (the “Share Consolidation”), with the exact ratio to be set at a whole number within the Range to be determined by the board of directors of the Company in its sole discretion and such Share Consolidation to be further implemented and effected by the board of directors of the Company. The board of directors of the Company has further resolved to implement a one hundred (100)-for-one (1) share consolidation of its issued and unissued ordinary shares, par value US$0.3 per share.

On December 22, 2025, the Company held an extraordinary general meeting of shareholders at which our shareholders approved to increase the Company’s authorized share capital from US$30,000,000.00 divided into 100,000,000 shares of a par value of US$0.3 each, comprising (a) 99,820,000 class A ordinary shares of a par value of US$0.3 each and (b) 180,000 class B ordinary shares of a par value of US$0.3 each, to US$3,000,000,000.00 divided into 10,000,000,000 shares of a par value of US$0.3 each, comprising (a) 9,982,000,000 class A ordinary shares of a par value of US$0.3 each and (b) 18,000,000 class B ordinary shares of a par value of US$0.3 each, by the creation of additional 9,882,180,000 class A ordinary shares and 17,820,000 class B ordinary shares, with immediate effect (the “Share Capital Increase”). In conjunction with this comprehensive Share Capital Increase, the shareholders granted explicit discretionary authority to the board of directors to implement one or more share consolidations of our ordinary shares over a period of up to two years from the date of the meeting. Under this authorization, the board of directors is empowered to determine the exact timing, implementation, and specific consolidation ratios at its absolute discretion, provided that the cumulative consolidation ratio across all such actions shall not exceed 3000:1, and any fractional shares resulting from such consolidations will be rounded up to the nearest whole share to facilitate administrative efficiency.

On December 24, 2025, the board implemented a share consolidation with the exact ratio as twelve (12)-for-one (1) whereby every twelve (12) class A ordinary shares of a par value of US$0.3 each be consolidated into one (1) class A ordinary share of a par value of US$3.6 of the Company and every twelve (12) class B ordinary shares of a par value of US$0.3 each be consolidated into one (1) class B ordinary share of a par value of US$3.6 of the Company.

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

Dividends

The holders of our ordinary shares, are entitled to such dividends as may be declared by our board of directors, subject to Cayman Islands law, the Companies Act and the Amended and Restated Memorandum and Articles of Association. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Register of Members

Under Cayman Islands law, we must keep a register of members and there will be entered therein:

- the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member and the voting rights of shares of each member;

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

Voting Rights

Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to 20 votes on all matters subject to vote at general meetings of the Company. A resolution put to the vote of the meeting shall be decided on a poll. A poll shall be taken as the chairperson directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

If at any time the share capital of the Company is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two-thirds of the issued Shares of that class, or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Amended and Restated Memorandum and Articles of Association relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll.

If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the members present shall be a quorum.

Although not required by the Companies Act or the Amended and Restated Memorandum and Articles of Association, we expect to hold general meetings annually and such meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least 1/3 in par value of our issued shares that carry the right to vote at general meetings. If there are no Directors as at the date of the deposit of the Shareholders’ requisition or if the Directors do not within 21 days from the date of the deposit of the Shareholders’ requisition duly proceed to convene a general meeting to be held within a further 21 days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said 21 day period. Advance notice of at least 10 days is required for the convening of our annual general meeting and other general meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and the Amended and Restated Memorandum and Articles of Association. A special resolution will be required for important matters such as change of name or making further changes to the memorandum and articles of association of our company.

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

A person becoming entitled to a share by reason of the death or bankruptcy or liquidation or dissolution of a member (or in any other case than by transfer) shall be entitled to the same dividends, other distributions and other advantages to which they would be entitled if they were the holder of such share. However, they shall not, before becoming a member in respect of a share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the directors may at any time give notice requiring any such person to elect either to be registered or to have some person nominated by them registered as the holder of the share (but the directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the relevant member before their death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within 90 days of being received or deemed to be received (as determined pursuant to the Amended and Restated Memorandum and Articles of Association) the directors may thereafter withhold payment of all dividends, other distributions, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

Liquidation

If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors ‘ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any shares, in a winding up: (a) if the assets available for distribution amongst the members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the par value of the shares held by them; or (b) if the assets available for distribution amongst the members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the members in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

Calls on ordinary shares and Forfeiture of Ordinary Shares

Subject to the terms of the allotment and issue of any shares, the directors may make calls upon the members in respect of any monies unpaid on their shares (whether in respect of par value or premium), and each member shall (subject to receiving at least 14 clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the shares. If a call or instalment of a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than 14 clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

Redemption, Repurchase and Surrender of Ordinary Shares

Subject to the provisions of the Companies Act, and, where applicable, the rules and regulations of the Nasdaq, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under applicable law, the Company may issue shares that are to be redeemed or are liable to be redeemed at the option of the member or the Company. The redemption of such shares shall be effected in such manner and upon such other terms as may be determined by the directors before the issue of the shares. We may also our own shares (including any redeemable shares) in such manner and on such other terms as the directors may agree with the relevant member. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if we can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, we may accept the surrender of any fully paid share for no consideration.

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

Inspection of Books and Records

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for the memorandum and articles of association, register of mortgages and charges, and the special resolutions passed by shareholders) or to obtain copies of the register of members of these companies. Under Cayman Islands law, the names of current directors of our Company can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolution:

●	increase its share capital by such sum as the ordinary resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;
●	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;
●	convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination;
●	by subdivision of its existing shares or any of them divide the whole or any part of its share capital into shares of smaller amount than is fixed by the Amended and Restated Memorandum and Articles of Association or into shares without par value; and
●	cancel any shares which, at the date of the passing of the ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

We may by special resolution reduce its share capital and any capital redemption reserve in any manner authorized by law.

Preferred Shares

Subject to the provisions, if any, in the Amended and Restated Memorandum and Articles of Association (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Nasdaq, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under applicable law, and without prejudice to any rights attached to any existing shares, the directors may allot, issue, grant options over or otherwise dispose of shares (including fractions of a share) with or without preferred, deferred or other rights or restrictions, whether in regard to dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Companies Act and the Amended and Restated Memorandum and Articles of Association) vary such right.

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

On November 3, 2025, we implemented a one hundred (100)-for-one (1) share consolidation of its issued and unissued ordinary shares, par value US$0.3 per share.

On December 24, 2025, the board implemented a share consolidation with the exact ratio as twelve (12)-for-one (1) whereby every twelve (12) class A ordinary shares of a par value of US$0.3 each be consolidated into one (1) class A ordinary share of a par value of US$3.6 of the Company and every twelve (12) class B ordinary shares of a par value of US$0.3 each be consolidated into one (1) class B ordinary share of a par value of US$3.6 of the Company.

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

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Cayman Registrar;
●	an exempted company’s register of members is not open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue shares with no par value;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company; and
●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Anti-Money Laundering - Cayman Islands

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection - Cayman Islands

We have certain duties under the Data Protection Act (Revised) of the Cayman Islands (the “Data Protection Act”) based on internationally accepted principles of data privacy.

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

In addition, State Administration of Taxation (SAT) Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Digital Currency X Technology Inc. is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Digital Currency X Technology Inc. may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors - Risk Factors Related to Doing Business in China - Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC enterprise shareholders and has a material adverse effect on our results of operations and the value of your investment income tax consequences.”

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

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or the Administrative Measures, which took effect in November 2015, requires that the non-resident taxpayer shall determine whether it may enjoy the treatments under relevant tax treaties and file the tax return or withholding declaration subject to further monitoring and oversight by the tax authorities. Accordingly, Digital Currency X Technology Inc. may be able to enjoy the 5% withholding tax rate for the dividends it receives from WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements, we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

Digital Currency X has not and does not intend to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the subjects addressed in this summary. There can be no assurance that the IRS will not take positions inconsistent with the consequences discussed below or that any such positions would not be sustained by a court.

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

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES TO ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES.

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

U.S. Federal Income Tax Treatment of Digital Currency X

Tax Residence of Digital Currency X for U.S. Federal Income Tax Purposes

Although Digital Currency X is incorporated in the Cayman Islands, the IRS may assert that it should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation if it is created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia. Because Digital Currency X is not so created or organized (but is instead incorporated only in the Cayman Islands), it would generally be classified as a foreign corporation (that is, a corporation other than a U.S. “domestic” corporation) under these rules. Section 7874 of the Code provides an exception under which a corporation created or organized only under foreign law may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. The Section 7874 rules are complex and require analysis of all relevant facts, and there is limited guidance and significant uncertainties as to their application.

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

Digital Currency X has indirectly acquired substantially all of the assets of JWAC through the Business Combination. As a result, Section 7874 of the Code may apply to cause Digital Currency X to be treated as a U.S. corporation for U.S. federal income tax purposes following the Business Combination depending on whether the Section 7874 Percentage equals or exceeds 80%, subject to the applicability of the Substantial Business Activities Exception.

Based upon the terms of the Business Combination, the rules for determining share ownership under Code Section 7874 and the Section 7874 Regulations, and certain factual assumptions, we currently expect that the Section 7874 Percentage of JWAC stockholders in Digital Currency X were less than 80% after the Business Combination. Accordingly, Digital Currency X is not expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. The calculation of the Section 7874 Percentage is complex, is subject to detailed regulations (the application of which is uncertain in various respects and could be impacted by changes in U.S. tax laws and regulations with possible retroactive effect), and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge the status of Digital Currency X as a foreign corporation under Code Section 7874 or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under Code Section 7874 Digital Currency X’s status as a foreign corporation for U.S. federal income tax purposes, Digital Currency X and certain Digital Currency X shareholders could be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on Digital Currency X and future withholding taxes on certain Digital Currency X shareholders. In particular, holders of Class A Ordinary Shares would be treated as holders of stock of a U.S. corporation.

However, even if the Section 7874 Percentage was such that Digital Currency X were still respected as a foreign corporation under Code Section 7874, Digital Currency X may be limited in using its equity to engage in future acquisitions of U.S. corporations over a 36-month period following the Business Combination. If Digital Currency X were to be treated as acquiring substantially all of the assets of a U.S. corporation within a 36-month period after the Business Combination, the Section 7874 Regulations would exclude certain shares of Digital Currency X attributable to the Business Combination for purposes of determining the Section 7874 Percentage of that subsequent acquisition, making it more likely that Code Section 7874 would apply to such subsequent acquisition.

The remainder of this discussion assumes that Digital Currency X will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Utilization of JWAC’s Tax Attributes and Certain Other Adverse Tax Consequences to Digital Currency X and Digital Currency X’s Shareholders

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

Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 of the Code and the Section 7874 Regulations, and certain factual assumptions, we currently expect that the Section 7874 Percentage of JWAC stockholders in Digital Currency X were less than 60% after the Business Combination. Accordingly, the limitations and other rules described above do not apply to Digital Currency X or JWAC after the Business Combination.

If the Section 7874 Percentage applicable to the Business Combination is at least 60% but less than 80%, Digital Currency X and certain of Digital Currency X’s shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates, and the requirement that any U.S. corporation owned by Digital Currency X include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation at a rate of 20%.

The determination that the Section 7874 Percentage should be less than 60% after the Business Combination is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by future changes in tax laws and regulations, with possible retroactive effect) and is subject to certain factual uncertainties. There can be no assurance that the IRS will not challenge whether Digital Currency X is subject to the above rules or that such a challenge would not be sustained by a court. If the IRS successfully applied these rules to Digital Currency X, significant adverse tax consequences could result for Digital Currency X and for certain Digital Currency X shareholders, including a higher effective corporate tax rate on Digital Currency X U.S. Holders.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the discussion above under “- Utilization of JWAC’s Tax Attributes and Certain Other Adverse Tax Consequences to Digital Currency X and Digital Currency X’s Shareholders” and below under “- Passive Foreign Investment Company Rules,” a U.S. Holder generally will be required to include in gross income as dividends the amount of any distribution (except certain distributions of ordinary shares or rights to acquire ordinary shares) paid on the Class A Ordinary Shares. A distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of Digital Currency X’s current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). A portion of any such dividends paid to corporate U.S. Holders generally will qualify for the dividends received deduction if the requisite holding period is satisfied. Dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividend income” within the meaning of Section 1(h)(11) of the Code, and provided certain requirements are met, such dividend will be subject to tax at the maximum tax rate accorded to long-term capital gains.

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

Distributions in excess of Digital Currency X’s current and accumulated earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its shares of Digital Currency X (but not below zero), and any excess will be treated as gain from the sale or exchange of such shares as described below under “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of our Ordinary Shares.”

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of our Ordinary Shares

Subject to the discussion below under “- Passive Foreign Investment Company Rules,” upon a sale or other taxable disposition of Class A Ordinary Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

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

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of Class A Ordinary Shares could be materially different from that described above, if Digital Currency X is treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. An entity treated as a foreign corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

For this purpose, Digital Currency X will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which Digital Currency X own, directly or indirectly, 25% or more (by value) of the stock.

Based on the current and anticipated composition of the income, assets and operations of Digital Currency X and its subsidiaries, Digital Currency X does not believe it will be treated as a PFIC for U.S. federal income tax purposes for its current taxable year, and does not expect to become one for U.S. federal income tax purposes in the near future,

Nevertheless, whether Digital Currency X is treated as a PFIC is determined on an annual basis. The determination of whether a non-U.S. corporation is a PFIC is a factual determination that depends on, among other things, the composition of Digital Currency X’s income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of its subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether Digital Currency X will be a PFIC in 2023 or for any future taxable year.

Under the PFIC rules, if Digital Currency X were considered a PFIC at any time that a U.S. Holder owns Class A Ordinary Shares, Digital Currency X would generally continue to be treated as a PFIC with respect to such holder in a particular year unless (i) Digital Currency X has ceased to be a PFIC and (ii) (a) the U.S. Holder has made a valid “QEF election” (as described below) for the first taxable year in which the holder owned such holder’s Class A Ordinary Shares in which Digital Currency X was a PFIC, (b) a valid mark-to-market election (as described below) is in effect for the particular year, or (c) the U.S. Holder has made a “deemed sale” election under the PFIC rules. If such a “deemed sale” election is made, a U.S. Holder will be deemed to have sold its Class A Ordinary Shares at their fair market value on the last day of the last taxable year in which Digital Currency X is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the “deemed sale” election, the Class A Ordinary Shares with respect to which the “deemed sale” election was made will not be treated as shares in a PFIC unless Digital Currency X subsequently becomes a PFIC.

For each taxable year that Digital Currency X is treated as a PFIC with respect to a U.S. Holder’s Class A Ordinary Shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge of Class A Ordinary Shares and under proposed regulations certain transfers of Class A Ordinary Shares that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) of its Class A Ordinary Shares (collectively the “excess distribution rules”), unless, with respect to the Class A Ordinary Shares, the U.S. Holder makes a valid QEF or mark-to-market election as discussed below. Generally, distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder during the shorter of the three preceding taxable years or the portion of such U.S. Holder’s holding period for the Class A Ordinary Shares that preceded the taxable year of the distribution will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of Digital Currency X’s first taxable year in which Digital Currency X is a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other taxable year (or portions thereof) of the U.S. Holder and included in such holder’s holding period will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year without regard to the U.S. Holder’s other items of income and loss for such year; and

●	the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the resulting tax attributable to each such year.

Under the excess distribution rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital gains, even though the U.S. Holder holds the Class A Ordinary Shares as capital assets.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which Digital Currency X may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that Digital Currency X does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of Digital Currency X’s subsidiaries.

If Digital Currency X is a PFIC, a U.S. Holder of shares in Digital Currency X may avoid taxation under the excess distribution rules described above in respect to the Class A Ordinary Shares by making a timely and valid “qualified electing fund” (“QEF”) election (if eligible to do so). However, a U.S. Holder may make a QEF election with respect to its Class A Ordinary Shares only if Digital Currency X provides U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations, including the information provided in a PFIC Annual Information Statement. There can be no assurance, however, that Digital Currency X will have timely knowledge of its status as a PFIC in the future or that Digital Currency X will timely provide such information for such years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election.

A U.S. Holder that makes a QEF election with respect to its Class A Ordinary Shares would generally be required to include in income for each year that Digital Currency X is treated as a PFIC the U.S. Holder’s pro rata share of Digital Currency X’s ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of the Class A Ordinary Shares. Any net deficits or net capital losses of Digital Currency X for a taxable year, however, would not be passed through and included on the tax return of the U.S. Holder. A U.S. Holder’s basis in the Class A Ordinary Shares would be increased by the amount of income inclusions under the QEF rules. Dividends actually paid on the Class A Ordinary Shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in the Class A Ordinary Shares by a corresponding amount. If Digital Currency X owns any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to Digital Currency X’s providing the relevant tax information for each Lower-Tier PFIC on an annual basis. There can be no assurance that Digital Currency X will have timely knowledge of the status of any such Lower-Tier PFIC. In addition, Digital Currency X may not hold a controlling interest in any such Lower-Tier PFIC and thus there can be no assurance Digital Currency X will be able to cause the Lower-Tier PFIC to provide such required information.

If a U.S. Holder does not make a QEF election effective from the first taxable year of a U.S. Holder’s holding period for the Class A Ordinary Shares in which Digital Currency X is a PFIC (or a mark-to-market election, as discussed below), then the U.S. Holder generally will remain subject to the excess distribution rules. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the excess distribution rules to its Class A Ordinary Shares by making a “deemed sale” election. In that case, the U.S. Holder will be deemed to have sold the Class A Ordinary Shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the excess distribution rules described above. As a result of the “deemed sale” election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the Class A Ordinary Shares.

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

Alternatively, if Digital Currency X is a PFIC and Class A Ordinary Shares constitute “marketable stock” (as defined below), a U.S. Holder may make a mark-to-market election for such holder’s Class A Ordinary Shares with respect to such shares for the first taxable year in which it holds (or is deemed to hold) Class A Ordinary Shares and each subsequent taxable year to elect out of the excess distribution rules discussed above. If a U.S. Holder makes a mark-to-market election with respect to its Class A Ordinary Shares, such U.S. Holder generally will include in income for each year that Digital Currency X is treated as a PFIC with respect to such Class A Ordinary Shares an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the Class A Ordinary Shares as of the beginning of such taxable year. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Class A Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Class A Ordinary Shares previously included in income. A U.S. Holder’s basis in the Class A Ordinary Shares will be adjusted to reflect any mark-to-market gain or loss. If a U.S. Holder makes a mark-to-market election, any distributions Digital Currency X makes would generally be subject to the rules discussed above under “Taxation of Dividends and Other Distributions on our Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply.

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

If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for the Class A Ordinary Shares in which Digital Currency X is a PFIC, then the U.S. Holder generally will remain subject to the excess distribution rules. A U.S. Holder that first makes a mark-to-market election with respect to the Class A Ordinary Shares in a later year will continue to be subject to the excess distribution rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the excess distribution rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to such holder’s Class A Ordinary Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective.

U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS. U.S. Holders should consult their tax advisors regarding any reporting requirements that may apply to them if Digital Currency X is a PFIC.

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

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be found on the SEC’s website at www.sec.gov. You may also visit us on website at https://1957413.ir365connect.com/. However, information contained on our website does not constitute a part of this annual report.

10.I. Subsidiary Information

Not Applicable.

10.J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Cryptocurrency Risk

As of December 31, 2025, we held approximately US$401.96 million in cryptocurrencies, which we classify as current assets. These cryptocurrencies are subject to significant price volatility, and their market values can fluctuate substantially within short periods due to factors beyond our control, including regulatory developments, market sentiment, technological changes, and macroeconomic conditions.

There can be no assurance that we will be able to liquidate our cryptocurrency holdings at the values recorded in our financial statements, or in a timely manner to meet our cash requirements. A significant decline in cryptocurrency prices could materially adversely affect our liquidity, working capital position, and ability to fund our operations.

We continuously monitor our cryptocurrency holdings and market conditions. To optimize the utilization of our digital assets, we have entered into custody arrangements with qualified third-party institutions, through which we seek to generate investment returns while maintaining our ability to access our assets as needed.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Warrants

For a description of the various warrants to purchase our Class A Ordinary Shares, see the following exhibits filed with this annual report:

•	Exhibit 4.2 — I-Bankers Securities, Inc.’s Warrant, dated December 9, 2021
•	Exhibit 4.3 — Warrant agreement by and among Greentree and Shandong Baoya and dated February 15, 2022
•	Exhibit 4.4 — Warrant Assignment, Assumption, Exchange and Amendment, dated June 1, 2023, among the Company, Greentree Financial, and Baoya New Energy
•	Exhibit 4.5 — Warrant Assignment, Assumption, Exchange and Amendment, dated June 1, 2023, among the Company, JWAC, and I-Bankers Securities, Inc.
•	Exhibit 4.8 — Form of Warrants, dated January 5, 2025, among the Company, and certain purchasers
•	Exhibit 4.9 — Form of Amendment and Acknowledgment to No. 1 to Ordinary Share Purchase Warrant, dated February 11, 2025, among the Company, and certain purchasers
•	Exhibit 4.13 — Form of Ordinary Warrants, dated September 2, 2025, among the Company, and certain investor
•	Exhibit 4.16 — Form of the Pre-Funded Warrants, dated October 1, 2025, by and among the Company and the purchasers thereto
•	Exhibit 4.20 — Form of Pre-funded Warrant, dated November 24, 2025 by and among the Company and certain purchasers thereto
•	Exhibit 4.21 — Form of Placement Agent Warrant, dated November 24, 2025 by and among the Company and certain purchasers thereto
•	Exhibit 4.24 — Form of Warrant dated October 26, 2025

Rights

For a description of the Contingent Value Rights issued in connection with our business combination, see Exhibit 4.1 — Contingent Value Rights Agreement, dated June 1, 2023, by and between the Company and American Stock Transfer & Trust Company, as rights agent.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

The following defaults relate to liabilities of our discontinued operations, which were disposed of in March 2026. As of December 31, 2025, these liabilities are classified as “Liabilities of discontinued operations” on our consolidated balance sheet.

●	In May 2016, one of our former subsidiaries obtained two non-interest-bearing loans from non-financial institutions dedicated to the development of the electric vehicle industry in Xiangyang, PRC. The loans contained certain financial performance covenants and became repayable in full when the Company failed to meet conditions due to the Covid-19 pandemic, missing the July 2022 repayment deadline for US$95.16 million (RMB694.60 million). As a result, the loans were reclassified as current liabilities from 2022 through 2024, with an additional penalty of US$716,781 (RMB5.23 million) due. The lender gained rights to significant financial recourse, including property repurchase and recovery of unmet government subsidies. By December 2025, no subsidies had been received. The outstanding principal was reported as US$95.16 million (RMB 694.60 million) and US$99.33 million (RMB 694.60 million) for the years ended December 31, 2024, and 2025 respectively, adjusted for exchange rate fluctuations. In June 2023, the Company pledged assets totaling US$37.74 million (RMB275.50 million) to secure the loan obligations. The court is currently conducting an auction of the mortgaged buildings, land, and machinery.

●	FAW Jilin, a former subsidiary, China FAW Corporation Limited (the minority shareholder of FAW Jilin) and its affiliate, FAW Finance Co., Ltd have entered into a series of working capital loan agreements in the amount of RMB700 million (approximately US$95.90 million) on January 29, 2019, in the amount of RMB350 million (approximately US$47.95) on May 20, 2019, in the amount of RMB150 million (approximately US$20.55 million) on August 29, 2019, in the amount of approximately RMB270 million (approximately US$36.95 million) on October 29, 2019, in the amount of approximately RMB188 million (approximately US$25.73 million) on November 27, 2019, in the amount of approximately RMB87.4 million (approximately US$11.98 million) on December 13, 2019, each of the loans bears an annual interest rate of 3.915% with a term of one year. On January 23, 2020, the loan in the amount of RMB 700 million was extended for 12 months. On May 20, 2020, the parties have entered into a supplement agreement to the loan agreements, pursuant to which, FAW Jilin agreed to make four installment payments of US$39.44 million (RMB 287,867,500), each for the remaining principal balance and pledged certain land use rights, buildings, machinery and equipment, mold and tooling and other logistic equipment of FAW Jilin. FAW Jilin failed to make the payments on November 1, 2022, November 1, 2023, November 1, 2024 and November 1, 2025. As of April 30, 2026, the aggregate outstanding principals and interests under such loans were US$206.97 million

●

On December 9, 2019, Shandong Baoya, a former subsidiary, entered into a loan agreement Yantai Guofeng Investment Holdings Group Co., LTD (“Yantai Guofeng”), an affiliate of the Company. The loan is part of a broader initiative supported by local government entities to promote new energy vehicle projects in the region. The principal of the loan is RMB1.5 billion (approximately US$205.50 million), to be paid in specific installments based on project milestones, including an initial RMB450 million (approximately US$61.65 million) to facilitate the mixed capital increase project for FAW Jilin and remaining RMB1.05 billion (approximately US$143.85 million) to be paid pursuant to the capital increase schedules. The loan has a 6.5% annual interest rate, with repayment obligations structured based on the progress and outcomes of the vehicle production project. Additionally, the agreement includes clauses for automatic termination under certain conditions, such as failure to meet certain project-related development commitments. Pursuant to the loan agreement, if Shandong Baoya meets certain development conditions, part of the loan could be waived and converted to a government subsidy, including interest on such portion. By December 31, 2021, a total of US$104.12 million (RMB760 million) of the principal amount has been converted to government subsidies because the initial conversion criteria have been satisfied. The remaining criteria include, but are not limited to, achieving the first phase of mass production and reaching the prescribed production and sales numbers of vehicles. For the year ended December 31, 2025, no principal amount has been converted to government subsidies. As of April 30, 2026, the outstanding principals and interests were US$156.00 million.   As of December 31, 2025, Shandong Baoya was notified that Yantai Guofeng has transferred its creditor’s rights in Shandong Baoya to Yantai Public Transportation Co., Ltd (“Yantai Trans”). On February 10, 2025, Yantai Trans filed an application for property preservation with the Yantai Intermediate Court, which resulted in the freezing of Shandong Baoya’s land use right. The net value of the seized land use right was US$26.18 million as of December 31, 2025.

As of December 31, 2025, the total liabilities of our discontinued operations, which include the indebtedness described above, amounted to approximately US$709.2 million.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D. Material Modifications to the Rights of Security Holders

On January 10, 2025, the Company held an Extraordinary General Meeting of Shareholders where it received approval to amend its Memorandum and Articles of Association and introduce a dual-class share structure. As a result of the approval, the Company’s authorized share capital was changed to US$30,000,000, divided into 9,982,000,000 Class A ordinary shares and 18,000,000 Class B ordinary shares. The primary material modification to the rights of security holders is the difference in voting power: each Class A ordinary share is entitled to one vote, whereas each Class B ordinary share is entitled to twenty votes on all matters submitted to a shareholder vote. The Company’s Amended and Restated Memorandum and Articles of Association reflecting these changes are attached as Exhibit 3.1.

Subsequently, pursuant to a Share Exchange Agreement dated March 16, 2025, the Company executed a share exchange with two existing shareholders, Chijet Holdings Limited and Euroamer Kaiwan Technology Company Limited. On March 24, 2025, the Company issued an aggregate of 1,600,000 Class B ordinary shares to these shareholders. In exchange, the two shareholders returned an aggregate of 1,624,910 Class A ordinary shares to the Company, which were subsequently canceled, retired, and reverted to authorized but unissued Class A ordinary shares.

14.E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report (December 31, 2025).

(b) Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025.

In preparing our consolidated financial statements for the year ended December 31, 2025, we identified the following material weaknesses and significant deficiencies: (1) we lack standardized processes and review mechanisms to properly identify, evaluate, account for and disclose complex and non-routine transactions under U.S. GAAP and SEC requirements, especially for legacy business disposal and discontinued operations presentation; (2) we have not established complete policies and procedures for digital asset custody, wallet management, private key security, transaction authorization and independent book-to-blockchain reconciliation. Our management is evaluating remediation measures, such as (i) formalizing processes for complex transactions, reinforcing internal review and adopting supporting accounting policies, and engaging external professionals for complex accounting matters when needed; and (ii) finalizing standardized digital asset management policies, establishing periodic independent reconciliation and enhancing daily monitoring of digital assets.

However, we cannot assure timely remediation of these control deficiencies. Maintaining an effective financial reporting control system requires ongoing resources and adaptation to business and regulatory changes. Weak controls over complex transactions and digital assets could lead to financial statement misstatements, non-compliance with U.S. GAAP and SEC rules, as well as elevated asset security and reconciliation risks. See “Item 3. Key Information-D. Risk Factors” for relevant disclosure regarding internal control deficiencies. Additionally, we cannot assure that we have identified all existing or future internal control weaknesses and deficiencies.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Wenbo Wang, who serves as the chairman of our Audit Committee, possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. Any amendment to or waivers of the code of ethics for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at https://1957413.ir365connect.com/, within four business days following the amendment or waiver. During fiscal year 2025, no amendments to or waivers from the code were made or given to any of our executive officers.

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

	Fiscal Year Ended December 31, 2025		Fiscal Year Ended December 31, 2024
Audit fees(1)	$		$
Assentsure PAC		$310,000		$670,000
UHY, LLP(2)		$-		$-
All other fees(3)		$-		$20,000

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	On December 29, 2023, our board approved the termination of UHY, LLP (“UHY”) and on January 28, 2024 we engaged Assentsure PAC (“Assentsure”) as our independent registered public accounting firm. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

(3)	“All other fees” means the aggregate fees billed for professional services rendered by our predecessor auditors other than the professional services reported under “audit fees”.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services. All services provided by the principal auditors for the year ended December 31, 2025 were approved by the audit committee pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On February 21, 2025, the Company entered into a stock purchase agreement to acquire an 80% equity interest in Too Express Group Inc. (“Too Express”). The transaction closed on April 28, 2025, at which time the Company issued 23,255,814 Class A Ordinary Shares as the purchase price, with the parties agreeing to a value of $40,000,000 for these shares.

However, the transaction was subject to a Future Rights Agreement which stipulated that if the Company’s shareholder equity as of June 30, 2025, was a negative number, the issued shares would be forfeited. The Company’s Board of Directors later concluded that this condition for forfeiture had been met.

Consequently, on August 1, 2025, the 23,255,814 Class A Ordinary Shares that had been issued to the sellers of Too Express were forfeited, retired, and cancelled. The Company is now proceeding with negotiations to return the 80% equity interest in Too Express to the original sellers, in accordance with the terms of the Future Rights Agreement.

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

ITEM 16G. CORPORATE GOVERNANCE

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements.

Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently intend to follow some, but not all, of the corporate governance requirements of Nasdaq. With respect to the corporate governance requirements of Digital Currency X that we do follow, we cannot give assurances that we will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available Nasdaq exemptions that would allow us to follow our home country practice. Unlike the requirements of Nasdaq, we are not required, under the corporate governance practice and requirements in the Cayman Islands, to:

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

We also intend to rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings and with respect to Nasdaq shareholder approval rules. Whereas under the corporate governance rules of Nasdaq, a quorum requires the presence, in person or by proxy, of holders of at least 33 1/3% of the total issued and outstanding voting power of our shares at each general meeting, pursuant to our Amended and Restated Memorandum and Articles of Association, the quorum required for a general meeting will consist of holders of a majority of the Ordinary Shares being individuals present in person or by proxy, or if a corporation or other non-natural person by its duly authorized representative or proxy, except if (i) any such general meeting was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify as a “foreign private issuer,” then in such case, the requisite quorum will consist of holders of a majority of the Ordinary Shares being individuals present in person or by proxy, or if a corporation or other non-natural person by its duly authorized representative or proxy (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders).

Except for the foregoing, we endeavor to comply with the Nasdaq corporate governance practices and except for the foregoing, there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies. However, if we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Board adopted the Insider Trading Policy on June 16, 2023, and a copy of the Insider Trading Policy is filed as Exhibit 11.2 to this annual report.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-29.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Fifth Amended and Restated Memorandum and Articles of Association(15)
1.2	Fourth Amended and Restated Memorandum and Articles of Association(5)
2.1	Description of Securities*
4.1	Contingent Value Rights Agreement, dated June 1, 2023, by and between Pubco and American Stock Transfer & Trust Company, as rights agent(1)
4.2	I-Bankers Securities, Inc.’s Warrant, dated December 9, 2021(2)
4.3	Warrant agreement by and among Greentree and Shandong Baoya and dated February 15, 2022
4.4	Warrant Assignment, Assumption, Exchange and Amendment, dated June 1, 2023, among the Company, Greentree Financial, and Baoya New Energy(1)
4.5	Warrant Assignment, Assumption, Exchange and Amendment, dated June 1, 2023, among the Company, JWAC, and I-Bankers Securities, Inc.(1)
4.6	Form of Non-Redemption Agreement dated May 1, 2023, among the Company, JWAC, Chijet Holdings Limited, and certain stockholders of JWAC therein
4.7	Form of Securities Purchase Agreement, dated January 5, 2025, among the Company, and certain purchasers(6)
4.8	Form of Warrants, dated January 5, 2025, among the Company, and certain purchasers(6)
4.9	Form of Amendment and Acknowledgment to No. 1 to Ordinary Share Purchase Warrant, dated February 11, 2025, among the Company, and certain purchasers(7)
4.10	Form of Stock Purchase Agreement, dated February 21, 2025, among the Company, Too Express Group Inc. and each of the holders of Too Express’s outstanding capital shares(8)
4.11	Form of Share Exchange Agreement, dated March 16, 2025, among the Company, and two of its existing shareholders(9)
4.12	Form of Securities Purchase Agreement, dated September 2, 2025, among the Company, and certain investor (10)
4.13	Form of Ordinary Warrants, dated September 2, 2025, among the Company, and certain investor(10)
4.14	Form of Lock-up Agreements, dated September 2, 2025, among the Company, the officers and directors of the Company and shareholders of the Company holding 5% or more of the Company’s Class A Ordinary Shares(10)
4.15	Form of Placement Agency Agreement, dated September 2, 2025, among the Company, and Maxim Group LLC(10)
4.16	Form of the Pre-Funded Warrants, dated October 1, 2025, by and among the Company and the purchasers thereto(11)
4.17	Placement Agency Agreement, dated October 1, 2025, by and between the Company and Univest Securities, LLC(11)
4.18	Form of Securities Purchase Agreement, dated October 1, 2025, by and among the Company and the purchasers thereto(11)
4.19	Form of Securities Purchase Agreement, dated November 24, 2025 by and among the Company and certain purchasers thereto(12)
4.20	Form of Pre-funded Warrant, dated November 24, 2025 by and among the Company and certain purchasers thereto(12)
4.21	Form of Placement Agent Warrant, dated November 24, 2025 by and among the Company and certain purchasers thereto(12)
4.22	Form of Lock-up Agreements,dated November 24, 2025 by and among the Company, the officers and directors of the Company and shareholders of the Company holding 10% or more of the Company’s Class A Ordinary Shares(12)
4.23	Form of Placement Agency Agreement, dated November 24, 2025 by and between Chijet Motor Company, Inc. and Maxim Group LLC(12)
4.24	Form of Warrant dated October 26, 2025(13)
4.25	Form of Securities Purchase Agreement dated October 26, 2025 between the Company and Purchasers(13)
4.26	Form of Supplemental Agreement to Securities Purchase Agreement dated November 25, 2025 between the Company and Purchasers(13)
4.27	Share Purchase Agreement dated March 18, 2026, by and between the Company and Drivepoint Holdings Ltd.(14)

4.28	English Translation of Loan Agreement between Yantai Guofeng Investment Holdings Groups Co., Ltd. and Shandong Baoya New Energy Vehicle Co., Ltd., dated December 10, 2019(3)
4.29	English Translation of Loan Agreements between FAW Finance Co. Ltd. and FAW Jilin Automobile Co., Ltd., dated January 29, 2019, May 20, 2019, August 29, 2019, October 29, 2019, November 27, 2019, December 13, 2019, respectively, Loan Extension Agreement, dated January 23, 2020 and the Supplementary Agreement to the Loan Agreements dated on May 20, 2020.(3)
4.30	English Translation of Principal Creditor’s Rights and Maximum Mortgage Contract between FAW Finance Co. Ltd. and FAW Jilin Automobile Co., Ltd., dated May 20, 2019
4.31	English Translation of Maximum Mortgage Contract between FAW Finance Co. Ltd. and FAW Jilin Automobile Co., Ltd., dated November 21, 2019
4.32	English Translation of Business Contract of EP Car Body-in-White Trial Production between Rizhengsheng Auto Technology (Changzhou) Co. Ltd. and Shandong Baoya New Energy Vehicle Co., Ltd. dated April 18, 2022. (3)
4.33	English Translation of Development Agreement between Jiangxi Dekai Carlight Co. Ltd. and Shandong Baoya New Energy Vehicle Co., Ltd. dated May 8, 2021(3)
4.34	English Translation of Construction Agreement between Shandong Sanjian Construction Engineering Management Co. Ltd. and Shandong Baoya New Energy Vehicle Co., Ltd. dated February 26, 2021(3)
4.35	English Translation of Mortgage Guarantee Contract of Building and Land among Lender A, Lender B and Xiangyang Yazhi New Energy Automobile Co., Ltd. dated June 20, 2023
4.36	English Translation of Mortgage Guarantee Contract of Equipment among Lender A, Lender B and Xiangyang Yazhi New Energy Automobile Co., Ltd. dated June 20, 2023
8.1	List of Subsidiaries
11.1	Code of Business Conduct and Ethics
11.2	Insider Trading Policy
12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*
12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent Letter of Assentsure PAC*
15.2	Consent Letter of King & Wood*
15.3	Consent Letter of Harney Westwood & Riegels*
16.1	Letter of UHY LLP to the U.S. Securities and Exchange Commission dated January 4, 2024(4)
97.1	Compensation Recovery Policy
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*	Filed herewith.
**	Furnished herewith.

(1)	Filed as an exhibit to the Report on Form 6-K, filed by the Company with the SEC on June 7, 2023, and incorporated herein by reference.
(2)	Filed as an exhibit to the Current Report on Form 8-K, filed by Jupiter Wellness Acquisition Corp. with the SEC on December 9, 2021, and incorporated herein by reference.
(3)	Filed as an exhibit to the Company’s registration statement on Form F-4/A, File No. 333-270390 and incorporated herein by reference.
(4)	Filed as an exhibit to the Report on Form 6-K, filed by the Company with the SEC on January 4, 2024, and incorporated herein by reference.
(5)	Filed as an exhibit to the Report on Form 6-K, filed by the Company with the SEC on December 23, 2025, and incorporated herein by reference.
(6)	Filed as an exhibit to the Report on Form 6-K, filed by the Company with the SEC on January 10, 2025, and incorporated herein by reference.
(7)	Filed as an exhibit to the Report on Form 6-K, filed by the Company with the SEC on February 14, 2025, and incorporated herein by reference.
(8)	Filed as an exhibit to the Report on Form 6-K, filed by the Company with the SEC on February 25, 2025, and incorporated herein by reference.
(9)	Filed as an exhibit to the Report on Form 6-K, filed by the Company with the SEC on March 28, 2025, and incorporated herein by reference.
(10)	Filed as an exhibit to the Report on Form 6-K, filed by the Company with the SEC on September 5, 2025, and incorporated herein by reference.
(11)	Filed as an exhibit to the Report on Form 6-K, filed by the Company with the SEC on October 6, 2025, and incorporated herein by reference.
(12)	Filed as an exhibit to the Report on Form 6-K, filed by the Company with the SEC on November 26, 2025, and incorporated herein by reference.
(13)	Filed as an exhibit to the Report on Form 6-K, filed by the Company with the SEC on January 29, 2026, and incorporated herein by reference.
(14)	Filed as an exhibit to the Report on Form 6-K, filed by the Company with the SEC on March 20, 2026, and incorporated herein by reference.
(15)	Filed as an exhibit to the Report on Form 6-K, filed by the Company with the SEC on April 21, 2026, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Digital Currency X Technology Inc.

/s/ Melissa Chen
Name:	Melissa Chen

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

Assentsure PAC UEN – 201816648N 180B Bencoolen Street #03-01 The Bencoolen Singapore 189648 http://www.assentsure.com.sg

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Digital Currency X Technology Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Digital Currency X Technology Inc. and its subsidiaries (formerly known as Chijet Motor Company, Inc., collectively, the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial positions of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Assentsure PAC

Assentsure PAC

We have served as the Company’s auditor since 2024

Singapore

April 30, 2026

PCAOB ID number: 6783

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US$, except for number of shares and per share data)

	December 31,	December 31,
	2025	2024
	US$’000	US$’000
ASSETS
Current Assets
Cash and cash equivalents	$3,942	$1,682
Cryptocurrencies	401,963	-
Current assets of discontinued operations	460,779	468,899
Total current assets	866,684	470,581

Non-Current Assets
Other assets	-	204
Total non-current assets	-	204
Total Assets	866,684	470,785

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accruals and other current liabilities	14	1,333
Accruals and other current liabilities, related parties	82	1,788
Current liabilities of discontinued operations	709,102	613,150
Total current liabilities	709,198	616,271

Non-current liabilities
Total non-current liability	-	-
Total Liabilities	709,198	616,271

Commitments and Contingencies

Shareholders’ Equity
Ordinary Shares (US$3.6 per share, 833,333,333 shares authorized; 4,560 shares issued, 4,558 shares outstanding as of December 31, 2024)*	-	16
Class A Ordinary Shares (US$3.6 per share, 831,833,333 shares authorized; 19,560,823 shares issued, 19,560,821 shares outstanding as of December 31, 2025)*	70,419	-
Class B Ordinary Shares (US$3.6 per share, 1,500,000 shares authorized; 1,334 shares issued and outstanding as of December 31, 2025)*	5	-
Treasury Shares (2 ordinary shares as of December 31, 2025 and 2024）	(500)	(500)
Additional paid-in capital	445,411	169,129
Statutory reserve	6,656	6,656
Accumulated deficits	(370,995)	(361,130)
Accumulated other comprehensive (loss) income	(30)	6,562
Total Digital Currency X Technology Inc. Shareholders’ Equity (Deficit)	150,966	(179,267)

Non-controlling interests	6,520	33,781
Total Equity (Deficit)	157,486	(145,486)

Total Liabilities and Shareholders’ Equity	$866,684	$470,785

*	Retrospectively restated for the effect of share consolidation

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands of US$, except for number of shares and per share data)

	For the Years Ended
	December 31,
	2025	2024	2023
	USD’000	USD’000	USD’000
Revenues	$-	$-	$-
Cost of revenues	-	-	-
Gross profit	-	-	-

Operating Expenses
Selling, general and administrative	8,398	2,425	3,593
Total Operating Expenses	8,398	2,425	3,593

Loss from Operations	(8,398)	(2,425)	(3,593)

Other income (expense):
Realized loss on sale/exchange of cryptocurrencies	(4,268)	-	-
Gain on fair value changes of cryptocurrencies	83,330	-	-
Other expenses	(1)	-	-
Total other income, net	79,061	-	-

Income (loss) before income taxes	70,663	(2,425)	(3,593)

Provision for income tax	-	-	-

Net income (loss) from continuing operation	70,663	(2,425)	(3,593)

Net loss from discontinued operations, net of income taxes	(100,737)	(66,580)	(94,908)

Net loss	(30,074)	(69,005)	(98,501)

Less: Net loss attributable to noncontrolling interests	(26,460)	(22,110)	(30,390)
Deemed dividend attributable to down round feature of warrants	6,251	-	-

Net loss attributable to Digital Currency X Technology Inc.	$(9,865)	$(46,895)	$(68,111)

Net loss	$(30,074)	$(69,005)	$(98,501)
Changes in post-employment and termination benefits	794	(742)	(1,216)
Foreign currency adjustment	(8,187)	3,135	(104)
Total comprehensive loss	(37,467)	(66,612)	(99,821)

Less: Total comprehensive loss attributable to non-controlling interests	(27,261)	(20,179)	(30,747)

Total comprehensive loss attributable to Digital Currency X Technology Inc.	$(10,206)	$(46,433)	$(69,074)

Weighted average number of ordinary shares
Basic and diluted weighted average ordinary shares outstanding	2,337,678	4,511	4,401

Loss per share
Basic and diluted net loss per share attributable to Digital Currency X Technology Inc.	$(4.22)	$(10,396.74)	$(15,476.19)

*	:Retrospectively restated for the effect of share consolidation

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of US$, except for number of shares and per share data)

			Class A		Class B							Accumulated
	Ordinary Shares*		Ordinary Shares*		Ordinary Shares*		Ordinary Shares in Treasury		Additional Paid-in	Statutory	Accumulated	Other Comprehensive	Non-controlling	Total Shareholders’
	Shares*	Amount	Shares*	Amount	Shares*	Amount	Shares*	Amount	Capital	Reserve	Deficit	Income (Loss)	Interest	Equity (Deficit)
Balance, January 1, 2023	4,226	$15	-	$-	-	$-	-	$-	$163,738	$6,656	$(246,051)	$7,063	$84,707	$16,128
Impact from adoption of ASU 2016-13	-	-	-	-	-	-	-	-	-	-	(73)	-	-	(73)
Effect of reverse recapitalization, net of costs	158	1	-	-	-	-	-	-	70	-	-	-	-	71
Conversion of rights to ordinary shares upon the reverse recapitalization	50	-	-	-	-	-	-	-	-	-	-	-	-	-
Treasury share purchase	-	-	-	-	-	-	(2)	(500)	-	-	-	-	-	(500)
Shares issued to JWAC officers and directors	8	-	-	-	-	-	-	-	3,021	-	-	-	-	3,021
Shares issued to Greentree	6	-	-	-	-	-	-	-	1,000	-	-	-	-	1,000
Shares issued to Chijet Motor directors	1	-	-	-	-	-	-	-	200	-	-	-	-	200
Exercise of warrants	15	-	-	-	-	-	-	-	1,100	-	-	-	-	1,100
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	(233)	129	(104)
Changes in post-employment and termination benefits	-	-	-	-	-	-	-	-	-	-	-	(730)	(486)	(1,216)
Net loss	-	-	-	-	-	-	-	-	-	-	(68,111)	-	(30,390)	(98,501)
Balance, December 31, 2023	4,464	$16	-	$-	-	$-	(2)	$(500)	$169,129	$6,656	$(314,235)	$6,100	$53,960	$(78,874)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	908	2,227	3,135
Changes in post-employment and termination benefits	-	-	-	-	-	-	-	-	-	-	-	(446)	(296)	(742)
Effects of rounding fractional shares into whole shares upon Reverse Share Split	96	-	-	-	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	(46,895)	-	(22,110)	(69,005)
Balance, December 31, 2024	4,560	$16	-	$-	-	$-	(2)	$(500)	$169,129	$6,656	$(361,130)	$6,562	$33,781	$(145,486)
Re-designation of authorized ordinary shares	(4,560)	(16)	4,560	16										-
Issuance of ordinary shares	-	-	19,077,131	68,678	1,334	5	-	-	271,756	-	-	-	-	340,439
Exercises of warrants	-	-	476,750	1,716	-	-	-	-	(1,716)	-	-	-	-	-
Effects of rounding fractional shares into whole shares upon Reverse Share Split	-	-	2,382	9	-	-	-	-	(9)	-	-	-	-	-
Deemed dividend attributable to down round feature of warrants	-	-	-	-	-	-	-	-	6,251	-	(6,251)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	(7,069)	(1,118)	(8,187)
Changes in post-employment and termination benefits	-	-	-	-	-	-	-	-	-	-	-	477	317	794
Net loss	-	-	-	-	-	-	-	-	-	-	(3,614)	-	(26,460)	(30,074)
Balance, December 31, 2025	-	$-	19,560,823	$70,419	1,334	$5	(2)	$(500)	$445,411	$6,656	$(370,995)	$(30)	$6,520	$157,486

*	Retrospectively restated for the effect of the Reverse Share Split

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended
	December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
Cash Flows from Operating Activities:
Net loss	$(30,074)	$(69,005)	$(98,501)
Net loss from discontinued operations	(100,737)	(66,580)	(94,908)
Net income (loss) from continuing operations	70,663	(2,425)	(3,593)
Adjustments to reconcile net loss to net cash used in by operating activities:
Share-based compensation expenses	-	92	3,171
Loss on disposal of cryptocurrencies	4,268	-	-
Gain on fair value changes of cryptocurrencies	(83,330)	-	-
Interest (income) expenses	(14)	5	-
Changes in operating assets and liabilities:
Other current assets from related parties	-	60	(60)
Other assets	204	-	-
Accruals and other current liabilities	1,286	(136)	140
Accruals and other current liabilities to related parties	(1,706)	38	50
Other liabilities	-	(315)	83
Net cash used in continuing operating activities	(8,629)	(2,681)	(209)
Net cash used in discontinued operating activities	(45,960)	(22,783)	(39,808)
Net cash used in operating activities	(54,589)	(25,464)	(40,017)

Cash Flows from Investing Activities:
Purchases of cryptocurrencies	(15,901)	-	-
Net cash used in continuing investing activities	(15,901)	-	-
Net cash provided by (used in) discontinued investing activities	17,321	(1,058)	(1,762)
Net cash provided by (used in) investing activities	1,420	(1,058)	(1,762)

Cash Flows from Financing Activities:
Proceeds from exercise of warrants	-	-	600
Proceeds from private placement	30,849	1,120	-
Proceeds from private placement-related parties	-	1,700	-
Payments for reverse recapitalization and ordinary shares issuance costs	-	-	(250)
Net cash provided by continuing financing activities	30,849	2,820	350
Net cash (used in) provided by discontinued financing activities	(8,384)	10,818	4,875
Net cash provided by financing activities	22,465	13,638	5,225

Net change in cash, cash equivalents, and restricted cash	(30,704)	(12,884)	(36,554)

Effects of currency translation on cash, cash equivalents, and restricted cash	31,813	4,546	(1,360)

Cash, cash equivalents, and restricted cash, beginning of year	3,771	12,109	50,023

Cash, cash equivalents, and restricted cash, end of year	4,880	3,771	12,109

Less: Cash, cash equivalents and restricted cash of discontinued operations at end of year	(938)	(2,089)	(12,059)

Total cash, cash equivalents and restricted cash of continuing operations at end of year	$3,942	$1,682	$50

Non-cash investing and financing activities:
Issuance of Class A ordinary shares to offset other current liabilities to related parties	$2,590	$-	$-
Issuance of Class A ordinary shares for Bitcoins	$307,000	$-	$-
Unpaid deferred offering cost related to reverse recapitalization	$-	$-	$379
Deferred offering cost settled with ordinary shares	$-	$-	$1,000
Deferred offering costs reclassified to additional paid-in capital	$-	$-	$4,500
Repurchase of treasury shares	$-	$-	$500

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

(Amounts in thousands of US$, except for number of shares and per share data)

1. ORGANIZATION

(a) Principal activities

Digital Currency X Technology Inc. (“Digital Currency X” or the “Company”), formerly known as Chijet Motor Company, Inc. (“Chijet Motor”), was incorporated on June 22, 2022 as a Cayman Islands exempted company. Digital Currency X, collectively with its subsidiaries (“the Group”, “we”, “us” or “our”) was engaged in the development, manufacture, sales, and service of new energy vehicles, hybrid vehicles and traditional fuel vehicles in China. In November 2025, the Company commenced a strategic transformation toward the digital asset sector. As the core of its new business, the Company has launched DexTrader, an on-chain derivatives aggregation trading platform that provides a unified trading gateway, data analytics, and execution capabilities for digital assets and on-chain mapped traditional financial assets. The platform is scheduled to commence trial operations in June 2026 and has currently integrated Hyperliquid contract trading, with plans to add more DEXs, together with copy trading and quantitative strategy features. As part of its digital asset management strategy, the Company stakes EdgeAI native tokens for a fixed 12-month term to earn a floating annualized return, with returns distributed in EdgeAI tokens as determined by the on-chain mechanism. Meanwhile, the disposal of its former principal operating entities was completed on March 20, 2026 (as discussed in Note 5 — Discontinued Operations).

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

In March 2025, the Company issued an aggregate of 1,600,000 Class B Ordinary Shares to two of its existing shareholders, Chijet Holdings Limited and Euroamer Kaiwan Technology Company Limited, pursuant to a Share Exchange Agreement dated as of March 16, 2025 among the Company and two shareholders. In exchange for the Class B Ordinary Shares, the two shareholders returned an aggregate of 1,624,910 Class A Ordinary Shares of the Company to the Company, which were subsequently canceled, retired and reverted to authorized but unissued Class A Ordinary Shares.

(c) Share consolidations

On June 28, 2024, the Company declared a 1-for-30 share consolidation of its issued and unissued ordinary shares (the “2024 Share Consolidation”) that became effective on July 8, 2024. Upon effectiveness of the 2024 Share Consolidation, every 30 of the Company’s issued and unissued ordinary shares were automatically converted into one ordinary share with a par value of $0.003 per share.

On September 24, 2025, the Company’s shareholders approved, at the Annual General Meeting, a share consolidation of up to 100-for-1 (the “2025 Share Consolidation”) that became effective on November 3, 2025. Upon effectiveness of the 2025 Share Consolidation, every 100 of the Company’s issued and unissued ordinary shares were automatically converted into one ordinary share, and the par value per share was adjusted from US$0.003 to US$0.30.

On December 24, 2025, the Company’s Board of Directors approved a 12-for-1 share consolidation (the “2026 Share Consolidation”), which became effective on January 22, 2026. Upon effectiveness of the 2026 Share Consolidation, every 12 of the Company’s issued and unissued ordinary shares were automatically converted into one ordinary share, and the par value per share was adjusted from US$0.30 to US$3.60.

No fractional shares were issued in connection with the above Share Consolidations. Any resulting fractional shares were rounded up by the Company. As of the effective date of January 22, 2026, the total amount of authorized share capital remained at US$3,000,000,000.00, while the total number of authorized shares was adjusted to 833,333,333.33, comprising (a) 831,833,333.33 Class A ordinary shares with a par value of US$3.60 each, and (b) 1,500,000 Class B ordinary shares with a par value of US$3.60 each. The total issued and outstanding Class A ordinary shares were reduced from 234,729,854 shares to approximately 19,560,821 shares, and the total issued and outstanding Class B ordinary shares were reduced from 16,001 shares to approximately 1,334 shares.

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

(Amounts in thousands of US$, except for number of shares and per share data)

Unless otherwise indicated, all share and share-related information presented in these financial statements, including all shares, treasury stock, warrants, per share data and share prices set forth in the consolidated financial statements and notes, have been retroactively adjusted to reflect the decreased number of shares and the increased price per share resulting from the Share Consolidations.

(d) Reverse recapitalization

On June 1, 2023 (“Closing Date”), the Company consummated the business combination described further below. A Business Combination Agreement (“BCA”) dated as of October 25, 2022, was entered into by and among Jupiter Wellness Acquisition Corp. (“JWAC”), a special purpose acquisition company, Chijet Inc., incorporated under the Combination laws of the Cayman Islands on July 2, 2021, Digital Currency X, a wholly-owned subsidiary of Chijet Inc., and Chijet Motor (USA) Company, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Digital Currency X, and each of the holders of Chijet Inc.’s outstanding ordinary shares (collectively, the “Sellers”).

Pursuant to the BCA, the business combination was affected through the merger of the Merger Sub with and into JWAC, with JWAC as the surviving entity and wholly-owned subsidiary of Digital Currency X. On the Closing Date, Digital Currency X acquired all of the issued and outstanding capital shares of Chijet Inc. held by the Sellers in exchange for ordinary shares of Digital Currency X, and any shares Chijet Inc. held in Digital Currency X were surrendered for no consideration, such that Chijet Inc. becomes a wholly-owned subsidiary of Digital Currency X and the Sellers became shareholders of Digital Currency X and its subsidiaries (“Share Exchange”).

On the Closing Date, the Sellers holding 8,870,095 ordinary shares of DCX Inc. received 5,071,010 of ordinary shares after giving effect to the exchange ratio of 0.5717 (“Exchange Ratio”) in the Share Exchange that had an aggregate value equal to US$1.6 billion, each valued at the Redemption Price at Closing of approximately US$31.552, subject to certain Sellers having an earnout (“Earnout”) which would adjust downwards the consideration to applicable Sellers by up to Six Hundred Seventy Four Million Dollars (US$674 million) in the aggregate based on certain post-Closing financial performance and stock price metrics of the Company (Note 2(s)).

Following completion of the transactions contemplated by the BCA, there were an aggregate of 5,345,321 ordinary shares issued and outstanding which include those shares issued to the Sellers, 43,353 shares issued to JWAC’s public shareholders with one contingent value right (a “CVR”) of the Company for each share outstanding, 115,000 shares issued to JWAC’s Class B Common Stock holders, 57,500 shares issued to holders with JWAC’s right to receive (1/8) of ordinary shares, 58,458 shares issued to (i) privately placed JWAC Common Stock holders of 16,434 shares, (ii) holders with JWAC’s privately placed right to receive (1/8) of ordinary shares, equivalent of 2,055 shares, (iii) I-banker privately placed 4,534 shares, (iv) I-banker with privately place right to receive (1/8) of ordinary shares, equivalent of 567 shares, (v) I-banker representative shares of 9,200, (vi) JWAC officers and directors of 10,000 shares, (vii) DCX independent directors compensation of 668 shares, (viii) Greentree Financial Group Inc. (“Greentree”) of 6,667 shares due to the conversion of Shandong Baoya’s accrued expenses of US$1 million pursuant to the financial consulting agreements with Greentree, and 8,333 shares issued for exercise of Greentree’s warrants.

After giving the aforementioned effect, the number of ordinary shares issued and outstanding immediately following the consummation of the Business Combination was as follows:

Shares

Legacy DCX Shares	5,071,010
JWAC’s public shares, net of redemption	43,353
JWAC public shares converted from (1/8) JWAC rights at closing	57,500
JWAC sponsor shares	115,000
Shares issued to private placed shareholders and rights, and share-based compensation	50,125
Exercise of Greentree warrants	8,333
Total shares of ordinary shares outstanding immediately after the Business Combination	5,345,321

The Business Combination was accounted for as a “reverse recapitalization” in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Under this method of accounting, although JWAC is the public entity as the legal acquirer, it was treated as the “accounting acquiree”. And Digital Currency X as the legal acquiree, was treated as the acquirer for financial reporting purposes. This determination was primarily based on the following factors: (i) Digital Currency X’s shareholders have a majority of the voting power of the Company after the consummation of the Business Combination; (ii) Digital Currency X and its subsidiaries represent the ongoing operations and a majority of the governing body of the Company, and (iii) Digital Currency X’s senior management is comprised of the senior management of the Company. Accordingly, for accounting purposes, the business combination was treated as the equivalent of Digital Currency X issuing stock for the net assets of JWAC, accompanied by a recapitalization. The net assets of JWAC were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination were those of Digital Currency X and its subsidiaries. Accordingly, the consolidated assets, liabilities and results of operations prior to the reverse recapitalization were those of Digital Currency X and its subsidiaries, and JWAC’s assets, liabilities and results of operations were consolidated with the Company beginning on June 1, 2023. Share data has been retroactively restated by the Exchange Ratio to give effect to the reverse recapitalization.

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

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

June 1, 2023
US$’000

Cash	$13,680
Including repayment of extension note to Chijet Inc.	(2,060)
Accrued expenses	(7,129)
Bank charges	(1)
Net assets acquired by Digital Currency X as of June 1, 2023	$4,490

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

(e) History of the Company and Reorganization

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

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

(Amounts in thousands of US$, except for number of shares and per share data)

As of December 31, 2025, the subsidiaries of Digital Currency X were:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities

Subsidiaries
Baoya New Energy (Shandong) Co., Ltd.*	October 21, 2021	The PRC	100.00%	Investment holding
Baoya New Energy Automobile Sale (Yantai) Co., Ltd.*	November 29, 2019	The PRC	93.92%	New energy vehicle sales
Baoya New Energy Automobile R&D (Xiangyang) Co., Ltd.*	May 25, 2022	The PRC	85.17%	Research and development of new energy vehicles
Baoya New Energy Automobile R&D Institution (Yantai) Co., Ltd.*	November 29, 2019	The PRC	85.17%	Research and development of new energy vehicles
Baoya Technology Holdings Limited*	July 12, 2021	BVI	100.00%	Investment holding
Baoyaev Group Limited*	July 28, 2021	Hong Kong	100.00%	Investment holding
Chijet Inc.*	July 6, 2021	Cayman Islands	100.00%	Investment holding
Dezhou Yarui New Energy Automobile Co., Ltd.*	February 1, 2016	The PRC	65.23%	R&D and manufacturing of new energy vehicles
Dezhou Yitu New Energy Automobile Co., Ltd.*	April 23, 2011	The PRC	86.43%	R&D and manufacturing of special electric vehicles
Faw Jilin Automobile Co., Ltd.*	June 20, 1984	The PRC	60.05%	Commercial vehicles, passenger vehicles manufacturing
Faw Jilin Automobile Sale Co., Ltd.*	June 23, 2021	The PRC	60.05%	Vehicle sales
Jupiter Wellness Acquisition Corp.	September 14, 2021	Delaware, US	100.00%	Investment holding
Shandong Baoya New Energy Vehicle Co., Ltd.*	April 14, 2009	The PRC	85.17%	New energy vehicle production and manufacturing
Xiangyang Yazhi New Energy Automobile Co., Ltd.*	May 16, 2016	The PRC	85.17%	R&D and manufacturing of small new energy vehicles
Xiangyang Yazhi New Energy Automobile Sale Co., Ltd.*	July 22, 2016	The PRC	85.17%	Sales of small new energy vehicles
NexFi Inc	October 22, 2025	Wyoming, US	100.00%	Digital asset financial services

*	The above subsidiaries was disposed on March 20, 2026. For further details, see Note 5 – Discontinued Operations.

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

(Amounts in thousands of US$, except for number of shares and per share data)

(f) Liquidity and going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

The Company has incurred recurring operating losses and negative operating cash flows in recent periods. In addition, the Company has undergone a significant strategic transformation, including the disposal of its legacy automotive business and a transition to digital asset-related activities, which have limited operating history. These factors indicate that the Company is subject to certain risks and uncertainties.

In accordance with applicable accounting guidance, management has evaluated the Company’s ability to continue as a going concern for a period of at least twelve months from the date of issuance of these financial statements. This evaluation included the preparation of detailed cash flow forecasts reflecting the Company’s current cost structure and expected operating requirements.

Based on this assessment, management expects that the Company will maintain sufficient liquidity to meet its obligations as they fall due for at least twelve months from the issuance date of these financial statements. The forecast indicates that the Company is able to sustain its operations based primarily on existing cash resources and ongoing cost management, without reliance on uncertain inflows such as projected revenues, financing activities, or returns from digital asset-related activities.

A substantial portion of the Company’s assets consists of digital assets, which are subject to price volatility and evolving market conditions. In addition, subsequent to year-end, certain digital assets have been subject to staking arrangements that may restrict their availability for short-term liquidity purposes. While these factors introduce uncertainty, they have been considered in management’s assessment.

Management has undertaken various strategic initiatives to support the Company’s long-term operations and financial position. These include the development of a digital asset trading platform, expansion of digital asset-related services, and access to financing arrangements that may provide additional liquidity if required. The timing and extent of benefits from these initiatives are subject to market conditions and execution risks.

Based on the foregoing, management believes that it is not probable that the Company will be unable to meet its obligations as they fall due within one year from the issuance date of these financial statements. Accordingly, the consolidated financial statements have been prepared on a going concern basis.

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

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

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

(b) Principles of consolidation

The accompanying consolidated financial statements include the financial statements of Digital Currency X and its subsidiaries. A subsidiary is an entity in which Digital Currency X, directly or indirectly, controls more than one half of the voting power (a) to appoint or remove the majority of the members of the board of directors (“Board”), (b) to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All inter-company transactions and balances between Digital Currency X and its subsidiaries have been eliminated in consolidation.

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

Following the classification of the Company’s legacy automotive business as discontinued operations and the subsequent disposal, the nature of the Company’s critical accounting estimates has changed. The Company’s critical accounting estimates primarily relate to the following areas:

● Measurement of the disposal group classified as held for sale — including the determination of fair value less costs to sell under ASC 360, which involves consideration of the disposal structure, expected assumption of liabilities by the buyer, and available market information;

● Recoverability of receivables, prepayments, and other assets — based on factors such as aging, counterparty credit risk, subsequent collections, and the impact of the disposal of the underlying business;

● Net realizable value of inventory — particularly where inventory is no longer expected to be sold in the ordinary course of business and is instead assessed based on estimated recoverable;

● Contingent liabilities and legal matters — including the evaluation of the likelihood and measurement of potential losses arising from legal and regulatory matters in accordance with ASC 450.

These estimates are based on information available as of the reporting date and involve inherent uncertainty, particularly in light of the disposal of the underlying business and related settlement activities. Management believes that the assumptions and estimates applied are reasonable and supportable. Actual results could differ from these estimates, and such differences may be material to the consolidated financial statements.

Significant estimates related to the discontinued operations and the disposal group

The Company’s legacy automotive business was classified as a disposal group held for sale and subsequently disposed of (see Note 5 — Discontinued Operations). As a result, management applied significant judgment and estimation in determining the measurement and recoverability of assets and liabilities associated with the disposal group.

Impairment and measurement of the disposal group

The disposal group is measured at the lower of its carrying amount or fair value less costs to sell in accordance with ASC 360. The determination of fair value less costs to sell involves judgment, including consideration of:

● the agreed disposal structure, including the transfer of assets and assumption of liabilities by the buyer;

● observable and unobservable inputs relevant to the underlying assets;

● market participant assumptions; and

● costs directly attributable to the disposal.

Management considered available information, including the terms of the subsequent sale agreement and other corroborative evidence, in estimating fair value less costs to sell. Based on this assessment, no impairment loss was recognized.

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

(Amounts in thousands of US$, except for number of shares and per share data)

Recoverability of receivables, prepayments, and other assets

The Company evaluates the recoverability of receivables and other assets based on aging, counterparty credit risk, subsequent collections, and the impact of the disposal of the underlying business.

Given the cessation of operations and the disposal of the business, management applied judgment in assessing the expected realization of these balances. Where appropriate, adjustments have been made to reflect estimated recoverable amounts.

Net realizable value of inventory

Inventory is measured at the lower of cost or net realizable value. Following the classification of the disposal group, inventory is no longer expected to be sold in the ordinary course of business and is instead assessed based on estimated recoverable, determined with reference to available information at the reporting date. Management considered available evidence, including expected disposal outcomes and prevailing market conditions, in determining net realizable value.

Contingent liabilities and legal matters

The Company is subject to various legal and regulatory matters, including claims and enforcement-related actions. The recognition and measurement of contingent liabilities require judgment in assessing the likelihood of loss and the ability to estimate potential outcomes in accordance with ASC 450.

Estimation uncertainty

These estimates involve inherent uncertainty due to:

● the disposal of the underlying business;

● ongoing enforcement and settlement processes; and

● the limited availability of observable inputs for certain assets and liabilities.

Management believes that the assumptions and estimates applied are reasonable and supportable based on information available as of the reporting date.

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

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

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

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

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, other assets, and accruals and other current liabilities. As of December 31, 2025 and 2024, the carrying values of these financial instruments approximated their respective fair values because of the short-term nature of these instruments. Cryptocurrencies valuated by valuation technique inputs that reflect the Company’s own assumptions are classified as level 3 investment and are measured at fair value as of December 31, 2025.

(f) Discontinued operations and assets held for sale

Discontinued Operations

In accordance with ASC 205-20, the Company classifies a component as discontinued operations when it has been disposed of or is classified as held for sale, and the disposal represents a strategic shift with a major effect on the Company’s operations and financial results. A component comprises operations and cash flows clearly distinguishable from the rest of the Company. When a component is classified as discontinued operations, its results of operations are presented separately in the consolidated statements of operations for all periods presented, and its assets and liabilities are presented separately in the consolidated balance sheets.

Assets Held for Sale

In accordance with ASC 360-10-45-9, the Company classifies a long-lived asset or disposal group as held for sale when all of the following criteria are met: (i) management commits to a plan to sell; (ii) the asset is available for immediate sale; (iii) an active program to locate a buyer has been initiated; (iv) the sale is probable within one year; (v) the asset is actively marketed at a reasonable price relative to its fair value; and (vi) significant changes to the plan are unlikely. The determination requires significant judgment, particularly in assessing the timing of management’s commitment and whether an active disposal program has been initiated. In evaluating these criteria, the Company considers both internally initiated strategic actions and externally imposed conditions, including legally binding enforcement or disposal processes affecting significant assets within a disposal group, where applicable. Assets held for sale are measured at the lower of carrying amount or fair value less costs to sell. Depreciation and amortization cease upon classification. If carrying amount exceeds fair value less costs to sell, an impairment loss is recognized. Subsequent increases in fair value less costs to sell are recognized as gains, but not exceeding cumulative impairment losses previously recognized.

Disposal Groups

When a disposal group includes both assets and liabilities, the Company evaluates the held-for-sale criteria and measurement at the disposal group level. Fair value less costs to sell reflects the value of the disposal group as a whole, considering the economic substance of the transaction. The classification and measurement of disposal groups require significant estimates and assumptions, including the determination of fair value less costs to sell and the assessment of whether the held-for-sale criteria are met as of the reporting date.

Events occurring after the reporting date but before the financial statements are issued may be considered in assessing conditions that existed at the reporting date. Such events may provide additional evidence in evaluating whether the held-for-sale criteria were met, but are not, in isolation, determinative of classification.

(g) Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and demand deposits which are highly liquid. The Company considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

(h) Cryptocurrencies

The Company accounts for crypto assets that meet the scope criteria of Accounting Standards Codification (“ASC”) Topic 350-60, Intangibles—Goodwill and Other—Crypto Assets (ASU 2023-08), at fair value in accordance with this guidance. Crypto assets are presented separately from other intangible assets on the Consolidated Balance Sheets. Crypto assets are classified as current assets based on the Company’s intent and ability to realize them within one year.

Crypto assets are initially measured at fair value at the transaction date. When acquired through the issuance of ordinary shares or through exchange for other crypto assets, the Company measures the assets received at their fair value on the transaction date.

Subsequent to acquisition, crypto assets are remeasured at fair value at each reporting date. For cryptocurrencies traded in active markets without restrictions, fair value is determined using quoted prices in the Company’s principal market and is classified within Level 1 of the fair value hierarchy. Where adjustments to quoted prices are required (e.g., due to lack of marketability or transfer restrictions), fair value incorporates unobservable inputs and is classified within Level 3 of the fair value hierarchy. The Company determines the principal market based on the exchange with the greatest volume and level of activity and considers the reliability and consistency of pricing sources.

Changes in fair value between reporting dates are recognized immediately in the consolidated statements of operations within “Other income (expenses) – Gain (loss) on fair value changes of cryptocurrencies.” Upon disposal of crypto assets, including when one cryptocurrency is used to acquire another, the Company derecognizes the crypto asset transferred and recognizes a gain or loss equal to the difference between its carrying value and its fair value at the transaction date. The acquired crypto asset is initially recorded at its fair value at the transaction date.

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

(Amounts in thousands of US$, except for number of shares and per share data)

Cash flows from the purchase and sale of crypto assets are classified as investing activities in the consolidated statements of cash flows. Non-cash transactions involving crypto assets, including acquisitions using other digital assets or issuance of shares, are excluded from the consolidated statements of cash flows and disclosed separately as non-cash investing and financing activities.

When the Company acquires cryptocurrencies in exchange for its ordinary shares, the transaction is accounted for as a non-cash financing activity. The cryptocurrencies received are initially measured at fair value at the transaction date. The ordinary shares issued are recorded at par value, with any excess of the fair value of the cryptocurrencies received over the par value of the shares issued recognized in additional paid-in capital.

The Company maintains its crypto assets in digital wallets and performs procedures to verify existence and ownership, including reconciliation to blockchain records and, where applicable, confirmations with custodians.

(i) Investments

On February 21, 2025, the Company entered into a stock purchase agreement with Too Express Group Inc. (“Too Express”) to acquire an aggregate of 80% of the equity interests (the “TE Shares”) in Too Express. The Company issued 23,255,814 Class A Ordinary Shares (the “Company Shares”), valued at US$40,000,000, or US$1.72 per share, as consideration. The transaction cost was US$261,225. The remaining 20% of the equity interest is held individually by the original 10 individual shareholders of Too Express. The transaction closed on April 28, 2025.

Pursuant to a Future Rights Agreement delivered at the closing, the transaction was terminated as the shareholder equity of the Company as of June 30, 2025 was a negative number. The Company Shares shall be forfeited and the TE Shares shall be returned to the original sellers of the TE Shares. As such, 23,255,814 of the Company Shares were forfeited, retired and cancelled as of August 1, 2025, resulting in neither cash inflows nor cash outflows.

As the above investment was disposed of on August 1, 2025, there was no balance related to this investment in short-term investments as of December 31, 2025.

The Company records short-term investments that are not subject to equity method of accounting at fair value, with gains and losses recorded through net earnings. In accordance with ASC 321, the Company elects the measurement alternative and records certain equity investments without readily determinable fair value at cost, less impairments, plus or minus observable price changes.

Equity investments the Company elects to use measurement alternative are evaluated for impairment qualitatively at each reporting date based on various factors, including projected and historical financial performance, cash flow forecasts and financing needs, the regulatory and economic environment of the investee and overall health of the investee’s industry.

As of December 31, 2025, there were no observable impairment indicators for the investments.

(j) Income taxes

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

Uncertain tax positions

The Company evaluates its tax positions in accordance with ASC 740 using a more-likely-than-not recognition threshold. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. Interest and penalties related to uncertain tax positions, if any, are recorded under accrued expenses and other current liabilities on the consolidated balance sheets and under other expenses in the consolidated statements of operations.

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

(Amounts in thousands of US$, except for number of shares and per share data)

In performing this assessment, the Company considered significant transactions during the year, including the unwind of the Too Express acquisition, the disposal of subsidiaries, and cryptocurrency-related activities. Based on this evaluation, management concluded that there are no material uncertain tax positions that require recognition in the consolidated financial statements as of December 31, 2025 and 2024. Accordingly, the Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income.

(k) Warrants

The Company classifies as equity any contracts that (i) require physical settlement or net-share settlement (ASC 815-40-25-4), or (ii) give the Company a choice of net-cash settlement or settlement in its own shares, provided that all criteria for equity classification are met. The Company classifies as liabilities any contracts that (i) require net-cash settlement, including a requirement to net-cash settle the contract if an event occurs and that event is outside the control of the Company (ASC 480-10-25-8), or (ii) give the counterparty a choice of net-cash settlement or settlement in shares (ASC 815-40-25-4).

The assessment considers whether the warrants are freestanding financial instruments, meeting the definition of a liability under ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815. This includes determining whether the warrants are indexed to the Company’s own ordinary share and whether the warrant holders could potentially require net cash settlement in a circumstance outside of the Company’s control. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and is reassessed at each subsequent reporting date while the warrants are outstanding.

Warrants that meet all of the criteria for equity classification are recorded as a component of equity at fair value at the time of issuance and not subsequently remeasured. Warrants that do not meet the criteria for equity classification are recorded as liabilities, measured at fair value at issuance and subsequently remeasured to fair value at each reporting period, with changes in fair value recognized in earnings.

The Company recognizes on a prospective basis the value of the effect of the down round feature in the warrants when the feature is triggered (i.e., when the exercise price is adjusted downward). This value is measured as the difference between (1) the financial instrument’s fair value (without the down round feature) using the pre-trigger exercise price and (2) the financial instrument’s fair value (with the down round feature) using the reduced exercise price. The value of the effect of the down round feature will be treated as a deemed dividend and a reduction to income available to ordinary shareholders in the basic earnings per share (“EPS”) calculation.

Certain warrants issued during the year include features that adjust the exercise price and number of shares issuable upon exercise. The Company evaluated these features in determining whether the warrants are indexed to its own stock and concluded that equity classification is appropriate.

During the year 2025, the Company recognized a deemed dividend of $6,251 related to the down-round feature of warrants.

(l) Statutory reserves

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

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

(Amounts in thousands of US$, except for number of shares and per share data)

(m) Comprehensive income (loss)

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

(n) Loss per share

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

Since the Company has incurred losses for each of the years ended December 31, 2025, 2024 and 2023, the potential shares issuable related to outstanding warrants have been excluded from the calculation of diluted loss per share as the effect of such shares is anti-dilutive. Therefore, basic and diluted loss per share amounts are the same for each period presented.

Earnout/Contingent Value Rights

Pursuant to the BCA, 2,136,163 ordinary shares (valued as US$674 million of the Exchange Consideration based on the Redemption Price for purposes of the BCA) were issued to certain Chijet Inc. Sellers at the Closing (the “Earnout Shares”). Such shares were subject to vesting and potential surrender if they did not vest, with transfer restrictions during the vesting period. Any earnings on the Earnout Shares prior to vesting was to be set aside in escrow to satisfy the vesting criteria prescribed in the BCA relating to (i) consolidated gross revenue or (ii) closing price of the Company’s ordinary shares, and vested in three tranches consisting of 30% for 2023, 30% for 2024 and any unvested amount for 2025 as described as follows:

(i)	The first tranche (along with earnings thereon) were to (i) vest proportionately based on the consolidated gross revenues of Digital Currency X (including the period prior to the Closing) as set forth in Digital Currency X ‘s audited annual financial statements included in Form 20-F filed with the SEC for the calendar year ended December 31, 2023 (as adjusted for a fixed 6.5-to-1 RMB to U.S. dollar exchange rate) in excess of US$528 million, up to a maximum of 100% of the first tranche at US$801 million in consolidated gross revenues, or alternatively (ii) vest for 100% of the first tranche if the Digital Currency X ordinary shares on Nasdaq were at least US$390.00 per share (as equitably adjusted for share splits, share capitalizations, share consolidations, subdivisions, share dividends, reorganizations, recapitalizations and the like) for at least twenty (20) out of thirty (30) trading days, through and including the thirtieth (30th) trading day after the date on which Digital Currency X filed its annual report on Form 20-F with the SEC (such trading criteria being collectively the “Trading Criteria”), for the fiscal year ended December 31, 2023, and any shares in the tranche that do not so vest were surrendered to DCX and cancelled.

(ii)	The second tranche (along with earnings thereon) will likewise either (i) vest proportionately based on the consolidated gross revenues of Digital Currency X (including the period prior to Closing) as set forth in Digital Currency X’s audited annual financial statements included in its Form 20-F filed with the SEC for the calendar year ended December 31, 2024 (as adjusted for a fixed 6.5-to-1 RMB to U.S. dollar exchange rate) in excess of US$870 million, up to a maximum of 100% of the second tranche at US$2,206 million in consolidated gross revenues, or alternatively (ii) vest for 100% of the second tranche based on meeting the Trading Criteria during the applicable period for the year ended December 31, 2024, and any shares in the tranche that do not so vest will be surrendered to DCX and cancelled.

(iii)	Any remaining Earnout Shares (along with earnings thereon) not vested or surrendered in the first or second tranches are eligible either to (i) vest proportionately based on the consolidated gross revenues of Digital Currency X (including the period prior to Closing) as set forth in Digital Currency X’s audited annual financial statements included in Form 20-F for the calendar year ending December 31, 2025 (as adjusted for affixed 6.5-to-1 RMB to U.S. dollar exchange rate) in excess of US$1,616 million, up to a maximum of 100% of the final tranche at US$3,215 million in consolidated gross revenues, or alternatively (ii) vest for 100% of the final tranche based on meeting the Trading Criteria during the applicable period for the year ending December 31, 2025, and any shares in the tranche that do not so vest will be surrendered to DCX (along with earnings thereon) and cancelled.

Any Earnout Shares and earnings thereon that are surrendered to DCX will be promptly reissued and delivered by DCX to the CVR rights agent on behalf of the holders of the CVRs, to be reissued pro rata among the holders of the CVRs.

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

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

(Amounts in thousands of US$, except for number of shares and per share data)

Next, the Company determined that the Earnout Shares represent a freestanding equity-linked financial instrument to be evaluated under ASC 480. Based upon the analysis, the Company concluded that the Earnout Shares should not be classified as a liability under ASC 480.

The Company next considered the conditions in ASC 815-10-15-74 and ASC 815-40 and concluded that the Earnout Shares are not within the scope of ASC 815. Therefore, the Earnout Share arrangement is appropriately classified in equity. As the business combination was accounted for as a reverse recapitalization, the fair value of the Earnout Share arrangement as of the Closing Date was accounted for as an equity transaction. Therefore, contingent value rights did not give any effect in calculation of the earnings per share as of December 31, 2025.

In evaluating the Earnout Shares under ASC 815-40, the Company considered the impact of both market-based and performance-based vesting conditions. The Company concluded that these conditions do not affect the settlement amount of the arrangement, but rather determine whether the shares vest, and therefore do not preclude equity classification. This assessment involves significant judgment.

The Company’s accounting treatment is consistent with prior periods.

(o) Segment reporting

In accordance with ASC 280, Segment Reporting, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated financial information when making decisions about resource allocation and performance assessment.

Following the strategic transformation and classification of the legacy automotive business as discontinued operations (see Note 5), the Company’s continuing operations consist primarily of digital asset-related activities. The CODM evaluates the Company’s performance on a consolidated basis and does not distinguish between components of the business for internal reporting purposes. Accordingly, the Company operates as a single reportable segment.

The measure of segment profit or loss reviewed by the CODM is net loss, consistent with the consolidated statements of operations. Significant segment expenses reviewed by the CODM include cost of revenues, research and development expenses, and general and administrative expenses, which are presented in the consolidated statements of operations. The measure of segment assets is total consolidated assets as presented in the consolidated balance sheets.

The Company generates revenues from a global customer base and does not have significant geographic concentrations. Substantially all of the Company’s long-lived assets, including its operating infrastructure and personnel, are located in China.

As the Company operates as a single reportable segment and does not distinguish between different products, services, or geographic areas in its internal reporting, no further segment information is presented.

The Company adopted ASU 2023-07, Improvements to Reportable Segment Disclosures, effective January 1, 2024, and applied the amendments retrospectively to all periods presented. The adoption did not impact the Company’s determination of its reportable segments.

(p) Reclassification

Certain prior period amounts have been reclassified to conform to the current year presentation of discontinued operations in accordance with applicable accounting guidance. These reclassifications impacted the presentation of results of operations and cash flows between continuing and discontinued operations but had no effect on previously reported net loss, total assets, total liabilities, or cash flows. The prior period financial statements have been recast to reflect the classification of the disposed business as discontinued operations.

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

(Amounts in thousands of US$, except for number of shares and per share data)

3. RECENT ACCOUNTING PRONOUNCEMENTS

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires enhanced disclosures regarding significant segment expenses and the information reviewed by the chief operating decision maker. The Company adopted ASU 2023-07 on January 1, 2024 and applied the amendments retrospectively to all prior periods presented. The adoption did not impact the Company’s determination of its reportable segments but resulted in expanded segment disclosures in the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for the Company’s annual reporting periods beginning after December 15, 2024. Adoption is either with a prospective method or a fully retrospective method of transition. Early adoption is permitted. The Company adopted ASU No. 2023-09 on January 1, 2025, which did not have a material impact on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-08, “Intangibles — Goodwill and Other — Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets” (“ASU 2023-08”), which requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. Additionally, ASU 2023-08 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and record changes from remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The amendments also require that an entity provide disclosures about significant holdings, contractual sale restrictions, and changes during the reporting period. The objectives of the amendments are to provide investors and other capital allocators with more decision-useful information that better reflects the underlying economics of crypto assets within the scope and an entity’s financial position while reducing cost and complexity associated with applying cost-less-impairment accounting. The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued (or made available for issuance). The Company adopted ASU 2023-08 on January 1, 2025, and applied the amendments retrospectively to all prior periods presented in these consolidated financial statements. As the Company did not hold crypto assets in prior periods, the adoption did not result in any adjustments to previously reported financial statements. Beginning in 2025, the Company measures its crypto assets at fair value, with changes in fair value recognized in net income.

Recently issued accounting pronouncements not yet adopted

In October 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative (“ASU 2023-06”). ASU 2023-06 adds interim and annual disclosure requirements to GAAP at the request of the Securities and Exchange Commission. The guidance in ASU 2023-06 is required to be applied prospectively and the GAAP requirements will be effective when the removal of the related SEC disclosure requirements is effective. If the SEC does not act to remove its related requirements by June 30, 2027, any related FASB amendments will be removed from the Accounting Standards Codification and will not be effective. The Company does not anticipate that the adoption of ASU 2023-06 will have a material impact on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses (or ASU 2024-03). This ASU improves the disclosures about a public business entity’s expenses and addresses requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). This ASU is effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. The amendments in this ASU are applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to any or all prior periods presented in the financial statements. The Company does not expect that adoption of ASU 2024-03 will have a material impact on the Company’s consolidated financial statements.

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

(Amounts in thousands of US$, except for number of shares and per share data)

4. CONCENTRATION OF RISK

(a) Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, and restricted cash. The maximum exposure of such financial instruments to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2025 and 2024, the substantial majority of the Company’s deposits (representing over 80% of the Group’s total deposits) were held with banking institutions outside of the PRC. A portion of the Company’s funds was also held with banking institutions in the PRC (these assets and the related entities were subsequently disposed of in 2026 and have been presented as discontinued operations in these consolidated financial statements). For deposits held with U.S. banking institutions, the standard FDIC insurance coverage is $250,000 per depositor, per insured bank. Deposit balances in excess of this coverage are subject to uninsured risk. Management selects institutions based on their reputation, track record of stability, and known capital reserves, and periodically reviews these institutions’ standing. Management expects that any additional institutions used by the Company for its cash and bank deposits will be selected using similar criteria.

(b) Foreign currency exchange rate risk

The revenues and expenses of the Company’s entities in the PRC (which have been presented as discontinued operations in these consolidated financial statements) are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Company’s overseas financing activities are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. These PRC entities were subsequently disposed of in 2026.

5. DISCONTINUED OPERATIONS

Disposal of Chijet Inc. and its subsidiaries

On March 18, 2026, the Group entered into an agreement to dispose its interests in Chijet Inc. and its subsidiaries (the “Disposed Group”) to an unrelated third party for a cash consideration of US$1. The disposal was completed on March 20, 2026.

The Disposed Group represented the Company’s new energy vehicle business and constituted a strategic shift that had a major effect on the Company’s operations and financial results, as it generated substantially all of the Company’s historical revenues.

Classification Judgment

The classification of the Disposed Group as discontinued operations for the year ended December 31, 2025 required significant management judgment.

Under ASC 205-20 and ASC 360, a disposal group is classified as held for sale when specific criteria are met as of the reporting date, including that management is committed to a plan to sell, the asset group is available for immediate sale, and the sale is probable within one year.

As of December 31, 2025, although a binding sale agreement had not yet been executed and formal board approval was obtained subsequent to year-end, management evaluated all available evidence to determine whether the held-for-sale criteria were met.

In making this determination, management considered:

- strategic decisions made during 2025 to exit the electric vehicle business;

- active efforts undertaken during the year to identify potential buyers and pursue disposal alternatives;

- the financial condition and operational challenges of the business; and

- ongoing enforcement and asset disposal actions affecting key assets within the disposal group.

While certain assets were subject to court-ordered enforcement proceedings prior to year-end, these actions were considered together with broader strategic actions and management’s commitment to exit the business.

Subsequent to year end, the Company entered into a binding agreement to dispose of the business, and the transaction was completed in March 2026. In accordance with ASC 855, these subsequent events were considered as additional evidence supporting management’s assessment of conditions that existed as of the reporting date. Based on the totality of evidence available as of December 31, 2025, management concluded that the Disposed Group met the criteria for classification as held for sale and discontinued operations.

Accordingly, in accordance with ASC 205-20, the Disposed Group has been classified as discontinued operations. The assets and liabilities of the Disposed Group have been presented as assets and liabilities of discontinued operations in the consolidated balance sheets as of December 31, 2025 and 2024, and the results of operations have been reported separately in the consolidated statements of operations for all periods presented.

Measurement Uncertainty

Management also exercised judgment in measuring the Disposed Group at the lower of carrying amount and fair value less costs to sell.

As of December 31, 2025:

● the determination of fair value less costs to sell involves estimation uncertainty;

● certain assets are subject to distressed market conditions; and

● the measurement of liabilities involves judgment, particularly in light of ongoing enforcement and settlement processes.

Management believes that the amounts recognized represent its best estimate based on information available at the reporting date. The Company expects to recognize a significant loss upon disposal in 2026, representing the difference between the carrying amount of the Disposed Group and the nominal consideration received of US$1.

Sensitivity to Judgment

If management had concluded that the held-for-sale criteria were not met as of December 31, 2025:

● the business would have been presented as continuing operations; and

● the timing and measurement of impairment and disposal-related impacts may have differed.

Given the significance of the Disposed Group, changes in these judgments could have a material impact on the Company’s financial position and results of operations.

The results of discontinued operations for the years ended December 31, 2025, 2024 and 2023 consisted of:

	For the years ended December 31,
	2025	2024	2023

Revenues	$1,445	$6,915	$9,483
Less: Cost of revenues	(13,988)	(31,741)	(42,246)
Gross loss	(12,543)	(24,826)	(32,763)
Total operating expenses	108,762	30,029	52,369
Loss from discontinued operations	(121,305)	(54,855)	(85,132)
Total other income, net	20,568	(11,725)	(9,776)
Loss from discontinued operation before income taxes	(100,737)	(66,580)	(94,908)
Income tax expenses from operations	-	-	-
Net loss from discontinued operations	$(100,737)	$(66,580)	$(94,908)

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

(Amounts in thousands of US$, except for number of shares and per share data)

Assets and liabilities of discontinued operations as of December 31, 2025 and 2024 consisted of:

	December 31, 2025	December 31, 2024
	US$’000	US$’000
Cash and cash equivalents	$799	$2,025
Restricted cash	139	64
Accounts and notes receivable, net	584	157
Accounts and notes receivable from related parties, net	92	114
Inventory, net	4,713	11,145
Amounts due from related parties	32,087	38,665
Other current assets	49,511	7,337
Other current assets from related parties	34	764
Current assets held for sale	34,821	466
Property, plant and equipment, net	120,843	155,818
Intangible assets, net	129,323	123,903
Land-use-right, net	78,365	119,636
Long-term investments	3,483	3,248
Goodwill	2,736	2,621
Other assets	3,249	2,936
Total assets of discontinued operations	460,779	468,899

Accounts and notes payable	18,661	14,382
Accounts and notes payable to related parties	45,304	45,410
Loans attributable to related parties	277,302	268,425
Contract liabilities	2,473	2,804
Contract liabilities to related parties	922	961
Long-term payables, current	99,326	95,160
Accruals and other current liabilities	83,835	50,196
Accruals and other current liabilities to related parties	113,081	92,298
Current liabilities held for sale	-	552
Accrued post-employment and termination benefits	64,366	37,434
Other liabilities	3,832	5,528
Total liabilities of discontinued operations	709,102	613,150

Total net assets	$(248,323)	$(144,251)

Net cash flows attributable to discontinued operations were as follows:

	For the years ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000

Net cash used in operating activities	$(45,960)	$(22,783)	$(39,808)
Net cash provided by (used in) investing activities	17,321	(1,058)	(1,762)
Net cash (used in) provided by financing activities	(8,384)	10,818	4,875
Net decrease in cash and cash equivalents	$(37,023)	$(13,023)	$(36,695)

6. Cryptocurrencies

The following table presents the Company’s significant digital assets holdings as of December 31, 2025:

	Quantity	Cost Basis	Fair Value
		US$’000	US$’000
EDGEAI tokens (“EDGEAI”)	157,453,325	$318,633	$401,963
Total digital assets held as of December 31, 2025	157,453,325	$318,633	$401,963

The following table presents a roll-forward of Bitcoin (“BTC”) for the year ended December 31, 2025:

December 31, 2025
US$’000
Balance on January 1, 2025	$-
Additions:
Issuance of Class A Ordinary Shares for BTC [1]	20,000
Deductions:
Exchange of BTC for EDGEAI acquisition [2]	(15,732)
Realized loss on sale/exchange of BTC [2]	(4,268)
Balance on December 31, 2025	$-

[1]	On October 6, 2025, the Company announced the completion of a private placement with certain non-U.S. institutional investors. The Company issued Class A ordinary shares, and the investors paid with BTC, with an aggregate value of US$20 million.

[2]	In November 2025, the Company used BTC to pay a portion of the consideration for the purchase of EDGEAI under an agreement signed on October 27, 2025. The fair value of BTC was lower than its carrying amount, resulting in a loss on disposal of approximately US$4.3 million, which was recognized in the consolidated statements of operations.

The following table presents a roll-forward of EDGEAI for the year ended December 31, 2025:

December 31, 2025
US$’000
Balance on January 1, 2025	$-
Additions:
Acquisition of EDGEAI with BTC	318,633
Gain on fair value changes of cryptocurrencies [3]	83,330
Balance on December 31, 2025	$401,963

[3]	Cryptocurrencies (consisting solely of EDGEAI on December 31, 2025) are measured at fair value at the reporting date. EDGEAI are native tokens operating on the EDGEAI Mainnet. The fair value of EDGEAI is determined using the quoted closing median price of the cryptocurrency on the Company’s principal market as of December 31, 2025, adjusted for a lack of marketability discount, which is a significant unobservable input estimated based on historical transaction data. Accordingly, this fair value measurement is classified as Level 3 under the fair value hierarchy. Changes in fair value between reporting dates are recognized immediately in the consolidated statements of operations within “Other income (expenses) – Gain on fair value changes of cryptocurrencies.”

Custody and risks

Cryptocurrencies are held in digital wallets and are subject to risks related to loss, theft, or unauthorized access, including risks arising from the loss of private keys or vulnerabilities in custody arrangements.

In addition, cryptocurrency markets are highly volatile and may be subject to significant price fluctuations. The Company’s valuation is therefore sensitive to changes in market prices, liquidity conditions, and the application of valuation adjustments such as the lack of marketability discount.

Concentration

As of December 31, 2025, the Company’s cryptocurrency holdings consist entirely of EDGEAI tokens, resulting in concentration risk in a single digital asset.

7. ORDINARY SHARES AND STATUTORY RESERVE

(a) Ordinary Shares & Restricted Shares

(i) Ordinary Shares

In January and February 2025, the Company had issued 1,399 and 1,757 Class A Ordinary Shares, par value US$3.6 per share, in connection with the Private Placement and the cashless exercise of the accompanying warrants. The gross proceeds to the Company from the Private Placement, amounting to approximately US$2.82 million, or US$2.51 million after deducting estimated offering expenses.

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

(Amounts in thousands of US$, except for number of shares and per share data)

On March 15, 2025, the Company had issued 19,380 Class A Ordinary Shares to purchase the equity interest in Too Express. Then, 19,380 shares of the Company were forfeited, retired and cancelled as of August 1, 2025. This event is discussed in Notes 2(i). As a result, no shares remained outstanding in connection with this transaction as of December 31, 2025.

In March 2025, the Company had cancelled 1,354 Class A Ordinary Shares and issued 1,334 Class B Ordinary Shares that are discussed in Notes 1(b).

On September 4, 2025, the Company issued 11,300 Class A Ordinary Shares in a private placement, raising approximately $8 million. In connection with the offering, the Company also issued ordinary warrants and placement agent warrants to purchase Class A Ordinary Shares. During the month, both the ordinary warrants and the placement agent warrants were fully exercised. Upon exercise of the ordinary warrants, 44,984 Class A Ordinary Shares were issued.

On October 2, 2025, the Company issued 13,333 Class A Ordinary Shares in a private placement, raising approximately $15 million. Concurrently, the Company also issued pre-funded warrants to purchase Class A Ordinary Shares. All pre-funded warrants were fully exercised by October 6, 2025, resulting in the issuance of 70,000 Class A Ordinary Shares.

On November 25, 2025, the Company issued 109,321 Class A Ordinary Shares in a private placement, raising approximately $11 million. Concurrently, the Company also issued 7,149,675 pre-funded warrants to purchase Class A Ordinary Shares. As of December 31, 2025, 4,320,107 of such warrants had been exercised, resulting in the issuance of 360,009 Class A Ordinary Shares. The remaining 2,829,568 pre-funded warrants were outstanding as of year-end.

(ii) Restricted Shares

On October 6, 2025, the Company completed a private placement of units, issuing 111,111 Class A Ordinary Shares, which were subscribed by investors with BTC as consideration at a fair value of approximately $20 million. The shares are restricted and may not be resold to U.S. persons or within the United States within six months following the closing date, except pursuant to an effective registration statement or an applicable exemption.

On November 26, 2025, the company raised $300 million through a private placement of units, each consisting of one restricted ordinary share and three warrants, with 18,832,021 Class A shares issued. As of December 31, 2025, the warrants remained unexercised. The shares are restricted and may not be resold to U.S. persons or within the United States within six months following the closing date, except pursuant to an effective registration statement or an applicable exemption.

As of December 31, 2025, the Company issued a total of 18,943,132 shares of restricted Class A Ordinary Shares.

(iii) Summary

As of December 31, 2025 and 2024, Digital Currency X had issued 19,560,823 and 4,560 Class A ordinary shares, of which outstanding Class A ordinary shares of 19,560,821 and 4,558, respectively. Included in the issued Class A ordinary shares as of December 31, 2025 were 18,943,132 restricted shares. Digital Currency X had 1,334 and nil issued and outstanding Class B ordinary shares as of December 31, 2025 and 2024. Share data as of December 31, 2025 and December 31, 2024 have been retroactively restated to give effect to: i) the 1-for-30 share consolidation on June 28, 2024, ii) the 100-for-1 share consolidation effective November 3, 2025, and iii) the 12-for-1 share consolidation effective January 22, 2026. Additionally, the reclassification of ordinary shares on June 28, 2024, has been reflected. These events are discussed in Notes 1(b) and 1(c).

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

(Amounts in thousands of US$, except for number of shares and per share data)

(b) Outstanding Warrants

The summary of warrant activity is as follows giving retroactive effect to all reverse share splits:

	Warrants Outstanding Number	Exercisable Shares Number	Weighted average unit price	Average Remaining Contractual Life
Balance of warrants - December 31, 2024	150	150	$99,787	2.1
Granted/Acquired[1]	1,615,418	1,615,418	$641	3
Adjustment on down round feature[2]	33,119	33,119	$-	-
Forfeited	(150)	(150)	$(99,787)	-
Exercised	(479,190)	476,750	$-	-
Balance of warrants – December 31, 2025	1,169,347	1,169,347	$874	2.8

[1]	In accordance with ASC 815-40, these warrants are classified as equity instruments as their terms meet the “fixed-for-fixed” criterion.

[2]	The warrants issued on September 4, 2025 contain an exercise price reset mechanism that provides for an adjustment to the number of exercisable shares when the exercise price is reduced, such that the aggregate exercise price remains unchanged. During the year ended December 31, 2025, this reset mechanism was triggered, resulting in an adjustment of the exercise price to $0.413 and $0.295 per share, respectively, and a corresponding increase in the number of exercisable shares. In accordance with ASC 260-10-55-13 and ASC 480-10-55-12, this economic benefit was treated as a deemed dividend, recognized as a reclassification between retained earnings and additional paid-in capital, with no impact on net income for the period. The deemed dividend reduces income available to ordinary shareholders in the EPS calculation. During the year ended December 31, 2025, all warrants subject to the reset feature were exercised.

Due to the cashless (net share) exercise feature, the number of shares issued upon exercise is lower than the number of warrants exercised, as only the intrinsic value of the warrants is settled in shares. All share and per share amounts have been retrospectively adjusted to reflect the share consolidations and reverse recapitalization. These warrants are not subsequently remeasured as they are classified within equity.

(c) Treasury Shares

Chijet Inc. entered into unsecured promissory notes (“Promissory Notes”) in the principal amount of US$1.38 million and US$1.18 million with JWAC on December 5, 2022 and March 6, 2023, respectively. The Promissory Notes were non-interest bearing and payable in cash upon the earlier of the closing of the Business Combination and the date of liquidation of JWAC. According to the letter signed by JWAC and Chijet Inc. on June 1, 2023, JWAC repaid US$500,000 by delivering 1.32 shares of its Class A ordinary shares (“JWAC Ordinary Shares”), par value US$0.003 per share, each share valued at the Redemption Price and US$2.06 million in cash to Chijet Inc. As a result of the Share Exchange, Chijet Inc.’s investment in JWAC was changed to the investment in Digital Currency X, Chijet Inc.’s parent company. The effect in essence is that a subsidiary, Chijet Inc., holds an investment in its parent company’s (Digital Currency X) ordinary shares. According to presentation guidance in ASC 810-10-45-5, these 1,585 shares have been transferred to treasury shares of the Company.

(d) Statutory Reserves and Restricted Net Asset

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

For the years ended December 31, 2025 and 2024, the Company’s PRC subsidiaries did not make any appropriations to their statutory reserves. As of December 31, 2025 and 2024, the accumulated balance of the statutory reserves was US$6.66 million.

In accordance with the safety production regulations, the Company’s subsidiaries in China have to make appropriations as a special reserve which will only be used for the enhancement of safety production environment and improvement of facilities. As of December 31, 2025 and 2024, the accumulated balance of special reserves, which is presented as a separate component within equity, was approximately US$588,333 and US$585,240, respectively.

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

(Amounts in thousands of US$, except for number of shares and per share data)

Because the Company’s PRC subsidiaries can only pay dividends out of distributable profits reported in accordance with PRC accounting standards, the Company’s PRC subsidiaries are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital, statutory reserves, special reserve and additional paid-in capital of the Company’s PRC subsidiaries. The aggregate amount of paid-in capital and additional paid-in capital, which is the amount of net assets of the Company’s PRC subsidiaries not available for distribution, were US$148.31 million, as of December 31, 2025 and 2024, respectively.

(e) loss per share

Basic net loss per share is computed by dividing net loss attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Net loss attributable to ordinary shareholders reflects net loss attributable to the Company, adjusted for the impact of deemed dividends arising from the down-round feature of warrants, which are treated as a reduction to income available to ordinary shareholders.

Diluted net loss per share is the same as basic net loss per share for all periods presented, as the inclusion of potential common shares would be anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share (Amounts in thousands of US$, except for number of shares and per share data):

	For the years ended December 31,
	2025	2024	2023

Income (loss) from continuing operations attributable to shareholders	$70,663	$(2,425)	$(3,593)
Less: Deemed dividend	6,251	-	-
Income (loss) from continuing operations available to shareholders	64,412	(2,425)	(3,593)
Income (loss) from discontinued operations, net of tax	(74,277)	(44,470)	(64,518)
Net loss available to shareholders	$(9,865)	$(46,895)	$(68,111)
Weighted average shares outstanding	2,337,678	4,511	4,401
Basic and diluted income (loss) per share from continuing operations	$30.23	$(537.63)	$(816.40)
Basic and diluted loss per share from discontinued operations	$(31.77)	$(9,859.11)	$(14,659.78)
Basic and diluted loss per share	$(4.22)	$(10,396.74)	$(15,476.19)

Potential common shares, including warrants and other share-based instruments, were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive.

All share and per share amounts have been retrospectively adjusted to reflect the share consolidations and reverse recapitalization.

8. INCOME TAXES

Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, Digital Currency X is not subject to tax on income or capital gain. Additionally, upon payments of dividends to shareholders, no Cayman Islands withholding tax will be imposed.

United States

Under the current laws of the United States, Jupiter Wellness Acquisition Corp., incorporated in the State of Delaware, is subject to U.S. federal corporate income tax at a rate of 21% on its worldwide income. In addition, the Company may be subject to state income taxes, including in the State of Delaware, which imposes a corporate income tax rate of approximately 8.7% on taxable income allocated to the state. No withholding tax is generally imposed on dividend payments made by U.S. corporations to non-U.S. shareholders, unless certain exceptions apply under U.S. tax rules. For the year ended December 31, 2025, JWAC incurred net operating losses (“NOLs”) in the United States.These losses generate deferred tax assets (“DTA”) measured using the U.S. federal and state statutory tax rates.

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

(Amounts in thousands of US$, except for number of shares and per share data)

Valuation Allowance for United States Deferred Tax Assets

In assessing the realizability of deferred tax assets attributable to United States NOLs generated by JWAC,management considers whether it is more-likely-than-not that such assets will be realized. The ability to realize the United States NOLs is dependent solely on the generation of future taxable income by United States subsidiaries within the carryforward periods. Profits of the Parent Company in the Cayman Islands are not subject to United States income tax and cannot be used to offset United States taxable income or United States NOLs. As of December 31, 2025, the Company has recorded a full valuation allowance againstits United States DTA because management has concluded that it is more-likely-than-notthat the Company will not generate sufficient future taxable income in the United States to utilize the NOLs. This assessment is based on the Company’s history of operating losses and uncertainty regarding future taxable income.

Composition of income tax benefits for the periods are as follow:

	December 31, 2025 US$’000	December 31, 2024 US$’000	December 31, 2023 US$’000
Current income tax expenses (benefits)	-	-	-
Deferred income tax expenses (benefits)	-	-	-
Income tax expenses	-	-	-

The Company did not record income tax expense for the periods presented primarily due to operating losses in jurisdictions where no tax benefit was recognized as a result of valuation allowances, as well as income generated in non-taxable jurisdictions.

The following table reconciles to the Group’s effective tax rate for the years ended December 31, 2025, 2024 and 2023:

	December 31,	December 31,	December 31,
	2025	2024	2023

United States federal statutory tax rate	21%	21%	21%
State income taxes, net of federal benefit	-%	-%	-%
Foreign tax rate differences	(21)%	(21)%	(21)%
Change in valuation allowance on United States DTA	-%	-%	-%

Significant components of deferred tax assets were as follows:

	December 31,	December 31,
	2025	2024

Deferred tax assets
Net operating loss carryforward in the United States	261	53
Valuation allowance	(261)	(53)
Net deferred tax asset	-	-

9. RELATED PARTIES

The principal related parties of which the Company as of December 31, 2025 are as follows:

(a) Relationship:

Name of Entity or Individual	Relationship with the Company
Melissa Chen	Director
Simon Pang	Shareholder
Ying Liu	Shareholder
Wenbo Wang	Independent Director
Huimin Li	Independent Director
Na Wang	Independent Director
Wanli Wang	Independent Director
Jing Zhang	Independent Director
Jonathan Zhang	Independent Director
Huijie Gao	Independent Director

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

(Amounts in thousands of US$, except for number of shares and per share data)

(b) The following tables indicate the transactions that have been entered into with related parties:

Balance Sheets

	As of December 31, 2025
	US$’000
	Accounts and notes receivable from related parties	Other current assets from related parties	Amounts due from related parties	Accounts and notes payable to related parties	Contract liabilities to related parties	Accruals and other current liabilities to related parties	Loans attributable to related parties
Independent Directors
Wang Wenbo	-	-	-	-	-	10	-
Wang Na	-	-	-	-	-	31	-
Wang Wanli	-	-	-	-	-	10	-
Zhang Jing	-	-	-	-	-	31	-
Total	-	-	-	-	-	82	-

	As of December 31, 2024
	US$’000
	Accounts and notes receivable from related parties	Other current assets from related parties	Amounts due from related parties	Accounts and notes payable to related parties	Contract liabilities to related parties	Accruals and other current liabilities to related parties	Loans attributable to related parties
Shareholders
Euroamer Kaiwan Technology Company Limited						1,130
Chijet Holdings Limited						570
Ying Liu	-	-	-	-	-	13	-

Independent Directors
Wang Wenbo	-	-	-	-	-	63	-
Huimin Li	-	-	-	-	-	13	-

Total	-	-	-	-	-	1,788	-

(c) Compensation to independent directors

The following table consists of the number of shares and the total amount of compensation to independent directors:

	December 31, 2025		December 31, 2024
	Issued shares	Cash	Issued shares	Cash
		US$’000		US$’000

John Chiang	-	$-	-	$12.5
Simon Pang	-	$-	-	$12.5
Li Wen	-	$-	-	$12.5
Liu Ying	-	$-	-	$50
Li Huimin	-	$-	-	$37.5
Wang Wenbo	-	$45	-	$31.25
Wang Wanli	-	$40.83	-	$-
Zhang Jing	-	$37.5	-	$-
Wang Na	-	$37.5	-	$-
Jonathan Zhang	-	$10	-	$-
Huijie Gao	-	$10	-	$-
Total	-	$180.83	-	$156.25

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

(Amounts in thousands of US$, except for number of shares and per share data)

The Company appointed four independent directors in 2023 and offered each of the director compensation amounting to US$100,000 for one year. US$50,000 of the compensation was payable in cash and US$50,000 was payable by the issuance of the Company’s ordinary shares. On March 31, 2023, the offer letter (“2023 Contract”) took effect. The compensation is payable in arrears on a semi-annual basis, with the payment of US$25,000 in cash and ordinary shares of the Company valued at US$25,000. On June 1, 2023, the Company issued to each independent director 167 ordinary shares of DCX under the offer letter, with each share valued at US$300. The contract ended as of March 31, 2024 and the total US$200,000 of compensation costs were fully paid.

Three independent directors resigned following the expiration of 2023 Contract, and the remaining director renewed her contract on April 8, 2024. The Company subsequently appointed two additional independent directors on April 8, 2024, and May 14, 2024, respectively. The new contract (“2024 Contract”) maintains the 2023 Contract terms. As of December 31, 2025, the Company has not yet issued shares but paid US$106,250 of compensation costs under the 2024 Contract.

On January 13, 2025, Ying Liu and Huimin Li resigned as independent directors of the Company. The Company subsequently appointed three independent directors, Wanli Wang, Na Wang, and Jing Zhang, on January 27, 2025. The terms of the 2025 Contract were updated to an annual compensation of US$30,000, payable in cash or ordinary shares. On September 10, 2025, Na Wang and Jing Zhang resigned, and the Company appointed Jonathan Zhang and Huijie Gao as independent directors. As of December 31, 2025, the Company has not yet issued any ordinary shares under the 2025 Contract. Cash compensation of US$66,438 has been paid, and an accrual has been recognized for the remaining unpaid compensation.

10. SEGMENT INFORMATION

The Company operates as a single reportable segment. The Chief Executive Officer, as the chief operating decision maker (“CODM”), reviews consolidated financial information to make operating decisions, allocate resources, and evaluate performance.

Following the strategic transformation and classification of the legacy automotive business as discontinued operations (see Note 5), the Company’s continuing operations consist primarily of digital asset-related activities.

Segment profit or loss is measured as consolidated net income (loss), and segment assets are measured as total consolidated assets. As the Company does not distinguish between different products, services, or geographic areas in its internal reporting, no further segment information is presented.

11. COMMITMENTS AND CONTINGENCIES

The following commitments and contingencies all relate to the subsidiaries that were disposed of in March 2026.

Commitments

(a) Capital commitments

As of December 31, 2025, the Company’s PRC subsidiaries had several capital commitments with a total contract amount of US$45.21 million, of which US$85,799 is due within one year. The capital commitment includes but is not limited to construction, equipment, and molds and tooling.

(b) Parts purchase commitment

During the year ended December 31, 2025, the Company’s PRC subsidiaries did not enter into new trial production and development agreements.

As of December 31, 2025, the Company’s PRC subsidiaries had various agreements with various suppliers for production and development. The balance of the contractual commitments was approximately US$1.12 million and US$2.27 million as of December 31, 2025 and 2024, respectively. The Company’s PRC subsidiaries expects to meet the commitment. However, the fulfillment of commitment cannot be guaranteed. If the Company’s PRC subsidiaries cannot fulfill the commitment before the due date, a loss must be recognized. However, the loss amount, if any, cannot be reasonably estimated as of December 31, 2025.

DIGITAL CURRENCY X TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

(Amounts in thousands of US$, except for number of shares and per share data)

Contingencies

Legal proceedings

As of December 31, 2025, a significant portion of the Company’s PRC subsidiaries’ legal proceedings relate to contractual disputes with ongoing enforcement actions, including asset seizures and bank account restrictions.

For cases with final judgments, liabilities have been recognized based on outstanding principal and accrued interest. For other pending cases, provisions are recognized only when losses are probable and reasonably estimable; otherwise, they are disclosed as contingencies.

Subsequently, in March 2026, the acquirer agreed under the SPA to assume certain liabilities of the disposed subsidiaries. As this event occurred after the reporting date and does not legally extinguish the Company’s obligations as of December 31, 2025, no derecognition has been recorded. The arrangement has been considered in subsequent event evaluation and may affect the ultimate settlement of these obligations. The Company will reassess the accounting impact, including any extinguishment or modification of liabilities, in the period when the legal transfer becomes effective.

12. SUBSEQUENT EVENTS

Management performed an evaluation of the Company’s activity through the date the financial statements were issued April 30, 2026, noting the following subsequent events:

(a) Exercise of Warrants

Subsequent to December 31, 2025, in January 2026, certain pre-funded warrants issued in November 2025 were exercised, resulting in the issuance of 262,806 Class A ordinary shares. The exercise of these warrants did not have a material impact on the Company’s financial position as of December 31, 2025.

(b) Execution of 1-Year Staking Agreement for EDGEAI

The Company entered into the EDGEAI Staking Agreement (the “Staking Agreement”) with EDGEAI Foundation (the “Foundation”) on January 6, 2026. Pursuant to the Staking Agreement, the Company agrees to stake 157,453,325 EDGEAI to the mainnet smart contract designated by the Foundation, with a staking term of twelve months from the date of successful staking of the Tokens.

During the staking term, the EDGEAI will be locked in the smart contract, and the Company is prohibited from selling, transferring, pledging, or otherwise encumbering such Tokens. Upon maturity, the Tokens will automatically unlock and be returned to DCX’s designated address, unless the Parties agree to renew the Staking Agreement in writing. In consideration for the staking, DCX will receive a floating annualized yield of 3.5%–8% in accordance with the EDGEAI Mainnet rules, with rewards distributed automatically in the form of EDGEAI by block cycle or monthly. The Foundation provides no fixed-income guarantee.

(c) Disposal of Chijet Inc. and its subsidiaries

On March 18, 2026, the Group entered into an agreement to dispose its interests in Chijet Inc. and its subsidiaries (the “Disposed Group”) to an unrelated third party for a cash consideration of US$1. The disposal was completed on March 20, 2026. The Company expects to recognize a significant loss upon disposal in 2026, representing the difference between the carrying amount of the Disposed Group and the nominal consideration received of US$1. For further details, see Note 5 – Discontinued Operations.

